UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

April 04, 2016

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Table of contents

1.	The Group
1.1	Overview	4
1.2	Selected financial information	6
1.3	Organizational chart	7
2.	Business environment, strategy and risk factors
2.1	The world Information and Communication Technologies market	10
2.2	Regulations	13
2.3	Orange’s group strategy	29
2.4	Risk factors	33
3.	Overview of the group’s business
3.1	Overview of business	40
3.2	Network and real estate	77
3.3	Research and innovation	82
3.4	Patents and trademarks	84
4.	Financial report
4.1	Consolidated financial statements	88
4.2	Statutory auditor’s report on the consolidated financial statements	177
4.3	Analysis of the Group’s financial position and earnings	179
4.4	Recent events	234
4.5	Outlook	234
4.6	Dividend distribution policy	234
4.7	Annual financial statements Orange SA	235
4.8	Statutory Auditors’ Report on the financial statements	266
5.	Governance and CSR
5.1	Composition of management and supervisory bodies	268
5.2	Corporate Governance	278
5.3	Compensation and benefits paid to Directors, Officers and Senior Management	286
5.4	Risk management	292
5.5	Statutory Auditors’ Report, prepared in accordance with Article L. 225-235 of the French Commercial Code (Code de commerce), on the report prepared by the Chairman of the Orange Board of Directors	298
5.6	Corporate social and environmental responsibility	299
6.	Shareholding and Shareholders’ Meeting
6.1	Share capital	330
6.2	Major shareholders	331
6.3	Draft resolutions to be submitted to the Combined Ordinary and Extraordinary Shareholders’ Meeting of June 7, 2016	333
6.4	Report of the Board of Directors on the resolutions submitted to the Combined Ordinary and Extraordinary Shareholders’ Meeting of June 7, 2016	336
6.5	Statutory Auditors’ report on resolutions and related party agreements	340
7.	Additional information
7.1	Person responsible	344
7.2	Statutory Auditors	344
7.3	Statutory information	345
7.4	Factors that may have an impact in the event of a public offer	347
7.5	Regulated agreements and related party transactions	348
7.6	Material contracts	348
8.	Appendices
	Glossary of technical terms	350
	Financial glossary	353
	Correspondence tables	355
ORANGE / 2015 REGISTRATION DOCUMENT - 0

Orange

French Public Limited Company (Société Anonyme) with a share capital of 10,595,541,532 euros

Registered office: 78-84, rue Olivier de Serres, Paris (15th arrondissement)

Paris Trade Register 380 129 866

2015 Registration Document

Annual Financial Report

This Registration Document contains all the items of the Annual Financial Report

AMF

This Registration Document was filed with the French Financial Markets Authority (Autorité des marchés financiers -AMF) on April 4, 2016 in accordance with article 212-13 of the AMF general regulations. It may be used in support of a financial transaction if supplemented by a transaction note that has been approved by the AMF.

This document was prepared by the issuer and is binding on its signatories.

Copies of the Registration Document are available from Orange at its registered office.

This document is also available on the Orange website: www.orange.com, on the AMF website: http://www.amf-france.org/ and on the official site dedicated to regulated information: www.info-financiere.fr

ORANGE / 2015 REGISTRATION DOCUMENT - 1

Nota.

This Registration Document serves as:

- the Annual Financial Report, prepared pursuant to Article L. 451-1-2 of the French Monetary and Financial Code;

- the Report of the Board of Directors to the Shareholders’ Meeting, prepared pursuant to Articles L. 225-100 et seq. of the French Commercial Code;

- the Chairman’s Report on Corporate Governance and internal control, prepared pursuant to Article L. 225-37 of the French Commercial Code.

Correspondence tables between the information legally required in these reports and this Registration Document are displayed on pages 355 and following.

Information incorporated by reference

Pursuant to Article 28 of Commission Regulation (EC) No. 809/2004, the following information is incorporated by reference into this document:

- the consolidated financial statements and the corresponding Audit Report on pages 92 to 181 of Registration Document D. 15-0293, as well as the Group’s Management Report on pages 182 to 230 of the same document;

- the consolidated financial statements and the corresponding Audit Report on pages 100 to 204 of Registration Document D. 14-0439, as well as the Group’s Management Report on pages 205 to 264 of the same document;

- the annual financial statements and the corresponding Audit Report on pages 231 to 261 and 264 of Registration Document D. 15-0293, as well as other information on the Company’s financial statements on pages 262 and 263 of the same document;

- the annual financial statements and the corresponding Audit Report on pages 265 to 305 of Registration Document D. 14-0439, as well as the analysis of the Company’s financial position and earning on pages 306 to 312 of the same document;

The references to websites contained in this document are provided for reference purposes only; the information contained on these websites is not incorporated by reference in this document.

Definition

In this Registration Document, unless otherwise indicated, the terms the Company and Orange SA refer to Orange, Société Anonyme (formerly France Telecom), and the terms Orange, the Group and the Orange group refer to the Orange company together with its consolidated subsidiaries.

Documents on display

All documents made available to shareholders under legal conditions can be viewed at Orange’s registered office, 78 rue Olivier de Serres in Paris (15th arrondissement), in France.

In addition, Orange’s Bylaws are available on www.orange.com, under the heading About/Governance.

The consolidated financial statements of Orange for the last three fiscal years are also available on http://www.orange.com/en/Investors/ Regulated-information and at www.info-financiere.fr.

Forward-looking statements

This document contains forward-looking statements, including in Sections 2.1 The information and communication technologies market, 2.3 Orange strategy, 3.1 Overview of business, 4.3 Analysis of the Group’s financial position and earnings (in particular in Section 4.3.1 Overview) and 4.5 Outlook.

Forward-looking statements can be identified by the use of forward-looking terminology such as “should”, “could”, “would”, “will”, “expect”, “consider”, “confirm”, “believe”, “anticipate”, “suggest”, “pursue”, “foresee”, “plan”, “predict”, “benefit”, “carry out”, “meet”, “increase “, “exceed”, “preserve”, “optimize”, “control”, “intend”, “continue”, “maintain”, “invest”, “be aimed at”, “strategy”, “objective”, “prospects”, “outlook”, “trends”, “aim”, “change”, “intention”, “ambition”, “risk”, “potential”, “implementation”, “roll-out”, “commitment” or “progression” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by the forward-looking nature of discussions of strategy, plans or intentions.

Although Orange believes these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved.

Important factors that could cause actual results to differ from the results anticipated in the forward-looking statements include, among others:

- the success of Orange’s Essentials2020 strategic plan and more generally, Orange’s strategy, particularly its ability to maintain control over customer relations when facing competition with the “Over The Top” (OTT) players,

- risks related to information and communications technology systems generally, including in particular networks or software failures due to cyberattacks, damage to networks caused by natural disasters, voluntary acts or other reasons;

- loss or disclosure to third parties of customers data and various scams that may target Orange or its customers, and damage its image;

- risks related to its ISP and hosting activities as well as its new activities in the field of mobile financial services;

- Orange’s ability to withstand intense competition in mature markets and business activities,

- its ability to cope with massive wave of retirements due to occur in France in the near future and the results of its human resources program;

- its ability to capture growth opportunities in emerging markets and the risks specific to those markets,

- its ability to effectively integrate companies that could be acquired through the consolidation of the telecommunications industry in Europe;

- health concerns surrounding exposure to electromagnetic fields and telecommunications equipment and devices,

- fiscal and regulatory constraints and changes, and the results of litigation regarding regulations, competition and other matters,

- the success of Orange’s French and international investments, joint ventures and strategic partnerships in situations in which it may not have control of the enterprise, and in countries presenting additional risk,

- the occurrence of another financial crisis affecting global markets and causing a deterioration in the macroeconomic situation;

- Orange’s credit ratings,

- its ability to access capital markets and the state of capital markets in general,

- exchange rate or interest rate fluctuations,

- more generally, credit and/or counterparty risks on financial transactions;

- changes in assumptions underlying the carrying amount value of certain assets and resulting in their impairment, and

- control of the group by the public sector, as well as future public sector sales of Orange shares.

(Please note that this is not a literal translation of this section of the Annual Report.)

Other than required by law (in particular pursuant to Article 223-1 et seq. of the AMF General Regulations), Orange does not undertake any obligation to update forward-looking statements.

The most significant risks are detailed in Section 2.4 Risk factors.

ORANGE / 2015 REGISTRATION DOCUMENT - 2

1.    The Group

1.1	Overview	4
1.2	Selected financial information	6
1.2.1	Consolidated income statement	6
1.2.2	Consolidated statement of financial position	6
1.2.3	Consolidated statement of cash flows	6
1.3	Organizational chart	7
ORANGE / 2015 REGISTRATION DOCUMENT - 3

1.1  Overview

Orange is one of the world’s leading telecommunications operators with revenues of 40 billion euros and 156,000 employees worldwide (including 97 000 in France) at December 31, 2015. With operations in 28 countries, the Group served 263 million customers at December 31, 2015, including 201 million mobile customers and 18 million fixed broadband customers. Orange is also a leading provider of telecommunication services to multinational companies, under the brand Orange Business Services. In March 2015, the Group presented its new strategic plan, Essentials2020, which focuses on its customers’ expectations to ensure that they experience the best of the digital world and the power of its high speed broadband networks.

Orange has been listed since 1997 on Euronext Paris (symbol: ORA) and on the New York Stock Exchange (symbol: ORAN).

History

Orange, formerly France Telecom, is France’s incumbent telecommunications operator. The Group has its origins in the Ministry for Mail, Telegraphs and Telephone, later to become the General Directorate of Telecommunications, which in 1990 was accorded the status of independent public entity and, on January 1, 1991, renamed France Telecom. On December 31, 1996, France Telecom became a Société Anonyme (limited company) with the French State as its sole shareholder. In October 1997, France Telecom shares were listed on the Paris and New York stock exchanges allowing the French government the disposal of 25% of its shares to the public and Group employees. Subsequently, the public sector gradually reduced its holding to 53%. The law of December 31, 2003 authorized the transfer of the Company to the private sector and between 2004 and 2008 the public sector sold a further 26% of the capital, and then again 4% in 2014 and 2015. At December 31, 2015, the French State retained 23,04% of the share capital, held either directly or jointly with Bpifrance.

Since the 1990s, France Telecom’s area of activity and its regulatory and competitive environment have undergone significant changes. In a context of increased deregulation and competition, between 1999 and 2002, the Group pursued a strategy of developing new services and accelerated its international growth with a number of strategic investments. These included, in particular, acquiring mobile operator Orange and the Orange brand, which had been created in 1994, and taking a stake in Poland’s incumbent operator, Telekomunikacja Polska (renamed Orange Polska in 2013). Most of these investments could not be financed by share issues and therefore the Group’s debt substantially increased during this period.

At the end of 2002, France Telecom started a large-scale refinancing plan for its debt to reinforce its balance sheet, as well as an operational improvements program, the success of which has allowed the Group to develop a global integrated-operator strategy by anticipating changes in the telecommunications industry.

In 2005, France Telecom acquired 80% of Spanish mobile operator Amena, whose activities were then regrouped with the Group’s fixed-line and Internet operations in Spain into a single entity under the Orange brand. In 2008 and 2009, the Group acquired almost all the remaining capital of Orange Espagne.

In parallel, the Group streamlined its asset portfolio by selling off non-strategic subsidiaries and holdings.

In 2006, Orange became the single brand of the Group for Internet, television and mobile services in most countries where the Group operates, and Orange Business Services the brand for services offered to businesses throughout the world.

Since 2007, Orange has pursued a selective policy for the development and management of its activities, mainly focused on emerging markets (in particular Africa and the Middle East), while attempting to grasp opportunities for consolidation in markets where the Group was already present. In 2010 this strategy notably led the Group to raise its stake in Egyptian operator ECMS (Mobinil) from 36% to 94% (and to 99% in February 2015). It also resulted in the joint venture with Deutsche Telekom that combined UK business under the EE brand on April 1, 2010, as well as in the 2012 disposal of Orange Suisse.

This policy continued in 2014 with the disposal of Orange Dominicana, in 2015 with the acquisition of Jazztel in Spain and the consolidation of Médi Telecom in Morocco and finally in early 2016 with the disposal of the Group’s stake in EE and the signing of agreements to acquire several operators in Africa.

From July 1, 2013, the Company adopted the corporate name Orange.

For more information on Orange’s strategy, see Section 2.3 Orange’s Group strategy.

Business in 2015

Revenues (in euros)                          Mobiles customers                            Broadband Internet Customers

(1) The EE customer base in the UK is 50% consolidated in the Orange customer base.

ORANGE / 2015 REGISTRATION DOCUMENT - 4

At the end of 2015, the Orange group grew its worldwide customer base by 7.7% year-on-year, adding 18.8 million new customers to 262.9 million, including 201.2 million mobile customers (excluding MVNOs) (up 8.5%) and 18.1 million broadband customers (up 13.1%).

This increase reflects the continued strength of growth in mobile services in Africa and the Middle East, where numbers rose 13% to 110.2 million customers at December 31, 2015 (12.7 million new mobile customers). In Africa, the Orange Money application had 16.4 million customers, compared with 12.6 million in 2014.

In France, mobile contract customers, which accounted for 85% of the mobile customer base at December 31, 2015 (24 million customers), increased by almost 10%. In the Europe zone (excluding the UK), mobile contracts (31.4 million customers at December 31, 2015) also rose (+12.2% year-on-year), in particular in Spain, Poland and Romania, representing 62.4% of the mobile customer base at December 31, 2015.

2015 saw the continued development of 4G high-speed mobile broadband with a total of almost 18 million customers in Europe at December 31, 2015 (i.e. 2.3 times more than a year earlier), including 8 million in France, 5.1 million in Spain, 2 million in Poland and 1 million in Belgium. 4G has also been rolled out in Europe in Romania, Slovakia and Moldova. In Africa and the Middle East, 4G has been deployed in Botswana, Jordan, Morocco, Mauritius, Cameroon and Guinea-Bissau.

Fixed-line broadband had 18.1 million customers at December 31, 2015, up 13.1% year-on-year. Fixed-line broadband subscribers included 1.882 million fiber subscribers at December 31, 2015, of which 960,000 in France and 809,000 in Spain.

Revenues for the Orange group were 40.236 billion euros in 2015, almost unchanged on a comparable basis. Excluding the impact of regulatory measures, they rose 0.3% after falling 1.6% in 2014.

CAPEX was 6.486 billion euros in 2015, up 9.3% compared to the previous year on a comparable basis, in line with the Essentials2020 plan. Investments in fiber rose sharply (+55% year-on-year on a comparable basis) and the Group’s investment strategy also targets an improved customer experience, with in particular the extension of 4G mobile coverage and the modernization of the distribution network.

Group footprint in 2015

ORANGE / 2015 REGISTRATION DOCUMENT - 5

1.2  Selected financial information

The selected financial information presented below relating to the years ending December 31, 2011, 2012, 2013, 2014 and 2015 is extracted from the consolidated financial statements audited by Ernst & Young Audit and Deloitte & Associés for the years ending December 31, 2011 to 2014 and by Ernst & Young Audit and KPMG SA for the year ending December 31, 2015.

The selected financial information relating to the years ended December 31, 2015, 2014 and 2013 must be read together with the Group’s consolidated financial statements and management reports for those fiscal years.

1.2.1    Consolidated income statement

Amounts in accordance with IFRS (in millions of euros, except for earnings per share data)	2015	2014	2013	2012	2011
Revenues	40,236	39,445	40,981	43,515	45,277
Operating income	4,742	4,571	5 333	4,180	8,008
Finance costs, net	(1,583)	(1,638)	(1,750)	(1,728)	(2,033)
Consolidated net income after tax of continuing operations	2,510	1,360	2,178	1,221	3,888
Consolidated net income after tax of discontinued operations	448	(135)	(45)	(117)	(60)
Net income (attributable to owners of the parent company)	2,652	925	1,873	820	3,895
Net income (per share) of continuing operations attributable to owners of the parent company
Earnings per share (undiluted) (1)	0.76	0.36	0.73	0.36	1.50
Earnings per share (diluted) (1)	0.75	0.36	0.73	0.35	1.48
Net income (per share) of discontinuig operations attributable to owners of the parent company
Earning per share (undiluted) (1)	0.17	(0.05)	(0.02)	(0.05)	(0.03)
Earning per share (diluted) (1)	0.17	(0.05)	(0.02)	(0.04)	(0.02)
Net income attributable to owners of the parent
Earnings per share (undiluted) (1)	0.93	0.31	0.71	0.31	1.47
Earnings per share (diluted) (1)	0.92	0.31	0.71	0.31	1.46
Dividend per share for the fiscal year	0.60 (2)	0.60	0.80	0.78	1.40

(1) Earnings per share calculated on a comparable basis.

(2) Subject to the approval of the Ordinary Shareholders’ Meeting.

1.2.2    Consolidated statement of financial position

Amounts in accordance with IFRS (in millions of euros)	2015	2014	2013	2012	2011
Intangible assets (1)	41,398	36,595	36,732	37,591	38,683
Property, plant and equipment, net	25,123	23,314	23,157	23,662	23,634
Total assets	91,430	88,404	85,833	89,980	96,083
Net financial debt (2)	26,552	26,090	30,726	30,545	30,890
Equity attributable to the owners of the parent	30,907	29,559	24,349	24,306	27,573

(1) Includes goodwill and other intangible assets.

(2) The components of net financial debt are described in Note 10.2 to the consolidated financial statements.

1.2.3    Consolidated statement of cash flows

Amounts in accordance with IFRS (in millions of euros)	2015	2014	2013	2012	2011
Net cash provided by operating activities	9,527	8,802	7,259	10,016	12,879
Net cash used in investing activities	(9,406)	(6,352)	(6,044)	(4,710)	(6,308)
Purchase of property, plant and equipment and intangible assets	(7,771)	(6,111)	(6,117)	(6,763)	(6,711)
Net cash used in financing activities	(3,924)	(154)	(3,537)	(5 072)	(2,860)
Cash and cash equivalents - closing balance	4,469	6,758	5,934	8,321	8,061
ORANGE / 2015 REGISTRATION DOCUMENT - 6

1.3  Organizational chart

The chart below shows the main operating subsidiaries and investments of Orange SA as of December 31, 2015 (the complete list is available on the Group’s website (the complete list is available on the Group’s website (www.orange.com under the heading About/Global-footprint)). The holding percentages shown for each entity are the percentage of interest along with the percentage of control when these differ:

Orange SA

France

- Orange Caraïbes — 100 %

Spain

- Orange Espagne — 100 %
- Jazz Telecom S.A.U. — 100 %

Poland

- Orange Polska and subsidiaries — 50.7 %

United Kingdom

- EE — 50 %

Belgium & Luxembourg

- Mobistar — 52.9 %
- Orange Communications Luxembourg — Subsidiary of Mobistar — 52.9 % – 100 %

Central European countries

- Orange Moldova — 94.3 % – 94,4 %
- Orange Romania — 97.7 %
- Orange Slovensko — 100 %

Africa & Middle East

- ECMS and subsidiaries — 98.9 %
- Sonatel Mobiles — Subsidiary of Sonatel — 42.3 % – 100 %
- Orange Côte d'Ivoire — 85 %
- Orange Cameroun — 94.4 %
- Orange Mali — Subsidiary of Sonatel — 29.7 % – 70 %
- MobileCom — 51 % – 100 %
- Jordan Telecom — 51 %
- Sonatel — 42.3 %
- Côte d'Ivoire Telecom — 45.9 % – 51 %
- Orange Guinée — 38.2 % – 90.2 %
- Orange Botswana — 73.7 %
- Telkom Kenya — 70 %
- Orange Niger — 86.9 %
- Orange Madagascar — 71.8 % – 97.6 %
- Orange RDC — 100 %
- Orange Bisau — 38.1 % – 90 %
- Orange Centre Afrique — 100 %
- Orange Tunisie — 49.0 %
- Médi Telecom — 49 % – 50.1 %
- Korek Telecom — 20.20 %

Enterprise

- Orange Business Services Participations and subsidiaries — 100 %
- GlobeCast and subsidiaries — 100 %
- Network Related Services and subsidiaries — 100 %

International Carriers & Shared Services

- FT Marine and subsidiaries — 100 %
- Orange Brand Services Ltd — 100 %
- Orange Studio and subsidiaries — 100 %
- Orange SA – Business Unit Entreprise — 100 %
- FT IMMO H and subsidiaries — 100 %
- OCS — 100 %

(1) Company operating under the Orange brand.

(2) Orange controls the Strategy Committee, which makes recommendations to the Board of Directors.

(3) See Note 2.2 to the consolidated financial statements.

ORANGE / 2015 REGISTRATION DOCUMENT - 7
ORANGE / 2015 REGISTRATION DOCUMENT - 8

2. Business environment, strategy and risk factors

2.1	The world Information and Communication Technologies market	10
2.2	Regulations	13
2.2.1	European Union	13
2.2.2	France	16
2.2.3	Spain	21
2.2.4	Poland	24
2.2.5	Other EU countries where the Orange group operates	26
2.2.6	Other non-EU countries where the Orange group operates	28
2.3	Orange’s group strategy	29
2.4	Risk factors	33
2.4.1	Operational risks	33
2.4.2	Legal risks	36
2.4.3	Financial risks	37

ORANGE / 2015 REGISTRATION DOCUMENT - 9

This chapter contains forward-looking statements, particularly in Section 2.3 Orange’s group strategy. These forward-looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from the results anticipated in the forward-looking statements. The most significant risks are detailed in Section 2.4 Risk factors. Please also consult the information under the heading Forward-looking information at the start of this document.

2.1  The world Information and Communication Technologies market

2015 was marked by continued global growth in the information and communication technologies segment (ICT), which includes mainly the sectors of computing, audiovisual, multimedia, Internet and telecommunications. After the recovery recorded in 2013, and then in 2014, growth in ICT revenues continued to accelerate in 2015 to +4.8% (+0.4 percentage points compared to 2014), and totaled 3,913 billion euros.

The ICT market remains an essential component of economic growth, and represents an important source of value creation through the distribution of new services and new uses. Among these are, in particular, growth areas developed by Orange: the Cloud, Big Data and the Internet of Things.

Revenues of telecom services, which amounted to 1,164 billion euros at the end of 2015, continued to grow by +2.1%, albeit at a slower rhythm than that of all ICT services (+4.8%)

Market growth by region

Figure 1: Geographical breakdown of global ICT revenues (in billions of euros)

Source: Idate.

ORANGE / 2015 REGISTRATION DOCUMENT - 10

The ICT market grew in 2015 at different speeds depending on the geographical area. Growth accelerated in emerging countries, in particular in Africa and the Middle East. Emerging countries, which represent 30% of the world market, contributed more than 50% of global growth (source: Idate).

Figure 2: 2015/2014 Growth rate by region

Source: Idate and FMI.

Europe

In 2015, revenues of European telecom services stabilized (-0.2%) compared to 2014, after four years of shrinkage from 2010 to 2014 (-1.2% in 2014 and -3.4% in 2013). Europe remains the least dynamic region in the world in terms of growth, and its weight in the world market now only represents 24%, behind Asia Pacific and North America (source: Idate).

Moreover, operators (including cable operators) continue to face competition from Over the top (OTT) players that generally offer communication services to users for free (being remunerated by advertising).

USA

In 2015, the growth in the ICT market was down slightly, from 4.6% to 4.3%, in a context of stable US GDP growth. The region improved its performance in the ICT market, despite a downturn in growth in telecom services, and more noticeably in networking equipment. Indeed, the United States is coming out of a strong growth phase led by the renewal of its mobile networks. The rollout of LTE led to significant investments and an increase in the operators’ revenues (source: Idate). In 2015, revenues from telecom services reached 298 billion euros, up by 1.8%, representing 26% of the world market.

Africa and the Middle East

In 2015, the growth of the ICT market remained high at 6.7%, despite a downturn in economic growth of 2.8% on the continent (compared with 3.5% in 2014). The potential of this region in which the Orange group is very present remains strong, both in terms of equipment and access infrastructure. Telecom services that represent 43% of the ICT market are up by 5.1%, higher than that of the world market overall, but slowing down compared to 2014. Revenues of telecom services totaled 103 billion euros, for a 9% share of the world market, the weakest compared to the other regions in the world.

South America

In spite of the advanced maturity of services, the opening to market competition created a strong dynamic of development of equipments and uses. The growth of the ICT market fell slightly compared to 2014, but was higher than 5%. Telecom services represent nearly 36% of the ICT market with sustained growth in 2015 (+3.1%).

Revenues of telecom services reached 112 billion euros, representing 10% of the world market.

Asia Pacific

This region, that includes both advanced economies and emerging countries, recorded a high growth in the ICT market (+6.6%), valued at 1,196 billion euros. Economically, the region also posted high GDP growth, especially in China (+6.8%). Revenues of telecom services that reached 373 billion euros in 2015, a growth of 2.9%, represent 32% of the world market, the largest share of all regions worldwide. In this region, telecom services represent almost one third of the revenues of the ICT, in spite of a 1.5 percentage point slowdown in 2015 compared to 2014.

Figure 3: Mobile and fixed broadband Internet penetration rate by geographic region in 2015 (in % of the population)

Source: Idate.

ORANGE / 2015 REGISTRATION DOCUMENT - 11

Key trends and changes

Convergence of services and market consolidation

The growth in mobile access with the 4G development and the high penetration of smartphones and M2M throughout the world constitutes a major component of the momentum of the telecommunication sector. Convergence is also a major trend, particularly in Europe, since it allows operators with both fixed and mobile network infrastructures to capture and keep their customers through a household-based approach, faced by the competition from fixed-line only or mobile only operators. This convergence results in the development of so-called “quadruplay” offers (voice, Internet, television, mobile). Convergence is also illustrated by the growing use of WiFi in mobile networks. On their side, the cable operators also include WiFi in their offers to counter telecom operators’ quadruplay offers.

One can simultaneously observe a movement toward consolidation of players, both in Europe and the USA, linked to this convergence of networks and services, as well as the necessity of acquiring a larger size whereas the pressure on prices is stronger and infrastructure investments are indispensable.

In Europe, a series of mergers between fixed-line and mobile operators have occurred since 2014, such as the acquisition of the fixed-line operator Kabel Deutschland by Vodafone in Germany, the acquisition of SFR and Virgin Mobile in France and Portugal Telecom in Portugal by Altice, the purchase of Groupo Corporativo by Vodafone in Spain and the purchase of Base by Telenet in Belgium. The acquisition of EE by BT in the United Kingdom and Jazztel by Orange in Spain follows the same logic of alliances between fixed and mobile activities.

Moreover, since 2013 consolidation transactions have reduced the number of mobile operators in Austria, Germany, Ireland, Italy and in the UK from four to three.

Cable has also been at the center of many transactions over the past few years with Liberty Global, which took control of Virgin Media in the United Kingdom and Ziggo in the Netherlands, the merger of Comcast with Time Warner cable and the entry of Altice into the United States with the acquisition of two cable operators in 2015: Suddenlink Communications and Cablevision.

Development of networks and growth of telecommunications uses worldwide

In Africa and the Middle East, Internet access networks are developing mainly via the deployment of 3G and 4G mobile networks, whereas in Europe investments in networks are concentrated in high capacity broadband access, with the development of fixed-line offers on fiber referred to as FTTH (Fiber-to-the-Home) and the deployment of 4G mobile networks. In parallel, operators are developing their networks to make them more agile and simpler to manage (with “virtualization”) and more open (with API).

Uses are exploding under the combined effect of the deployment of new networks, the increase in the capacities of existing networks and the growth in the penetration rate of more and more sophisticated mobile handsets (smartphones). The explosion in uses is mainly driven by video, and by the increase in the number of screens (computers, smartphones, tablets, readers, connected TVs, connected watches).

New expectations of consumers and businesses

For the consumer, digital technologies continue to permeate all areas of daily life: family, home, wellness, entertainment, work and money. Indeed, more and more of these areas are being affected by connected objects, such as domotics (home automation), automobile, health, energy and wellness, and are likely to be integrated in all industries and services over time. Some forecasts indicate for example about 25 billion connected objects in 2020 (source: GSMA Understanding the Internet of Things, July 2014). In this area, the development of technologies such as LoRa (long range bi-directional low power network) should have a major impact on the growth of this market.

For the most part, B2B applications of the Internet of Things are being developed within companies (for example, for the optimization of internal logistic processes). The big players of the Internet generate revenue by monetizing data obtained via connected objects (collected and analyzed thanks to Big Data techniques). In this context, consumers have strong expectations on the quality and reliability of the communication networks, but also on the protection of their personal data and on having a relationship of trust with their operator.

Digitalization (IoT, Big Data) allows companies to improve their performance by knowing their customers better and by improving the management of their industrial processes. Therefore they also express the need to be assisted in this double aspect of their transformation process.

Evolution of operators’ model and revenues

Connectivity services will continue to make up the largest part of telecommunications operators’ revenues in the next few years. Nevertheless, other sources of revenues will reside in the ability to monetize new services related to changes in their networks and services platforms, to applications suppliers, residential and business customers. These are in particular:

- new models of access to IT (Information Technology) platforms through API (Application Programming Interfaces) that will strengthen the independence of users to implement personalized services themselves;

- innovative technologies such as data analysis (Big Data), Internet of Things (IoT) or M2M (Machine to Machine);

- mobile financial services in 3 areas: money transfers, payments and mobile banking;

- a secure management of data and transactions by operators.

The rise of the collaborative economy

The digital revolution has allowed collaborative models to emerge in the economic sphere where sharing and using take precedence over property. These models are based on direct relationships between individuals who can exchange services thanks to the development of digital networking platforms (accessible over the Internet, mobile phones or tablets). This market, representing $15 billion today, will reach $335 billion by 2025, according to estimates by the auditing and consulting firm PwC. The biggest players (Airbnb, Uber, Blablacar, etc.) who focus on the management of these platforms with minimum investment, reap significant revenue. These models are extremely disruptive. They enter into direct competition with well-established companies (hotel industry, transportation, finance, distribution) that have to bear the costs associated with the production of goods and services. They also pose challenges to traditional ways of organizing labor and social security (associated with salaried employees), and are outside the established framework of corporate taxation. Whereas traditional players will have to adapt themselves by integrating consumers and users into their business processes, the collaborative models will also have to evolve in order to overcome obstacles to their development.

ORANGE / 2015 REGISTRATION DOCUMENT - 12

2.2  Regulations

2.2.1    European Union

The regulatory environment of the electronic communications sector within the member states of the European Union in which the Orange Group operates conforms to a requirement of harmonization arising from the obligation for National Regulatory Authorities to implement at a national level the regulatory framework defined at the level of the European Union, even if the regulatory environment is marked by certain discrepancies.

This common regulatory framework is presented below with a detailed description for each major country in which the Orange Group operates[1].

2.2.1.1   Legal and regulatory framework

The general EU legal framework for electronic communications consists of five main directives deriving from the 2002 Telecom Package:

- Framework Directive 2002/21/EC of March 7, 2002, on a common regulatory framework for electronic communications networks and services;

- Authorization Directive 2002/20/EC of March 7, 2002, on the authorization of electronic communications networks and services;

- Access Directive 2002/19/EC of March 7, 2002, on access to, and interconnection of, electronic communications networks and associated facilities;

- Universal Service Directive 2002/22/EC of March 7, 2002, on universal service and users’ rights relating to electronic communications networks and services;

- Directive on Privacy and electronic communications 2002/58/EC of July 12, 2002, concerning the processing of personal data and the protection of privacy in the electronic communications sector.

All five directives were reviewed in 2009[2] with changes fully transposed by EU member states, and were subsequently placed under the oversight of the Body of European Regulators for Electronic Communications, (BEREC)[3].

The European Commission is expected to present a new framework directive in 2016.

On October 9, 2014, the European Commission approved a new recommendation (2014/710/EC) identifying four relevant product and service markets susceptible to ex ante regulation compared to seven in its previous recommendation made in 2007:

- M 1: wholesale call termination on individual public telephone networks provided at a fixed location;

- M 2: wholesale voice call termination on individual mobile networks;

- M 3:

a) wholesale local access provided at a fixed location, and

b) wholesale central access provided at a fixed location for mass-market products;

- M 4: wholesale high-quality access provided at a fixed location.

This regulatory framework has been fleshed out with a number of additional texts.

Roaming

Regulation No. 531/2012, adopted on June 13, 2012 by the European Parliament and Council, on roaming on public mobile communications networks within the Union (Roaming III):

- introduces, for the wholesale market, a regulated right of access to European roaming services for MVNOs and resellers;

- extends the sliding cap on roaming rates to the retail data market;

- introduces, as of July 1, 2014, two structural changes to increase competition in the retail market by separating domestic services and international roaming services;

- expands, for customers using their cell phones outside the EU, pricing transparency requirements and bill shock prevention measures for European operators.

ORANGE / 2015 REGISTRATION DOCUMENT - 13

Roaming III regulation

Price caps (euros VAT excl.)		July 1, 2011	July 1, 2012	July 1, 2013	July 1, 2014	July 1, 2017	July 1, 2022
Voice	Sent (retail)	0.35	0.29	0.24	0.19	Withdrawal (1)
	Received (retail)	0.11	0.08	0.07	0.05	Withdrawal (1)
	Wholesale	0.18	0.14	0.10	0.05	0.05	Withdrawal (1)
SMS	Sent (retail)	0.11	0.09	0.08	0.06	Withdrawal (1)
	Received (retail)	0.00	0.00	0.00	0.00	0.00	Withdrawal (1)
	Wholesale	0.04	0.03	0.02	0.02	0.02	Withdrawal (1)
Data	Retail		0.70	0.45	0.20	Withdrawal (1)
	Wholesale	0.50	0.25	0.15	0.05	0.05	Withdrawal (1)

Voice: price per minute excl. VAT/SMS: price by SMS excl. VAT/data: price per MB excl. VAT.

(1) Withdrawal subject to EC review in 2016.

Source: Orange, based on data in EU regulation No. 531/2012.

The European single market for telecommunications was adopted by the European institutions and published on November 26, 2015. One of its main aims was to amend the Roaming III regulations that would ban surcharging for roaming within the EU by June 2017 (see Section 2.2.1.2).

Call termination rates

On May 7, 2009, the European Commission adopted a recommendation regulating fixed-line and mobile call termination rates in the EU (2009/396/EC).

The Commission recommends that national authorities should apply the following principles:

- symmetry in each country between the various operators’ fixed voice call termination rates and also between their mobile call termination rates, with the option of allowing a four-year transitional asymmetry on fixed or mobile call termination rates to benefit a new entrant;

- call termination rates geared towards the avoidable cost of this service for an efficient operator (i.e. about 1 euro cent per minute for voice MTRs and a lower rate for voice FTRs).

Change in mobile voice call termination rates (in euro cents per minute)

	2013				2014				2015
Quarter	1	2	3	4	1	2	3	4	1	2	3	4
Orange France	0.8								0.78
Orange UK/EE	2.066	1.168			1.16				1.16
Orange Espagne	3.16	2.76	1.09
Orange Polska	1.97		1.03
Mobistar	1.08
Orange Romania	3.07				0.96
Orange Slovensko	3.18	1.23

Source: Cullen International December 2015.

Figures are December tariffs at local level-Exchange rates used in this table are the latest month average rate of the period.

Change in fixed voice call termination rates (in euro cents per minute) (1)

Source: Cullen International - December 2015.

Exchange rates used in this table are the latest month average rate of the period

(1) Methodology for fixed-line call termination benchmarking: Average price per minute (in euro cents): at local level, i.e. at the lowest interconnection point (the equivalent the of ICAA in France); during “peak” minutes only (as off-peak periods are not consistent from one operator to another).

ORANGE / 2015 REGISTRATION DOCUMENT - 14

Access to fixed-line infrastructure

Recommendation “on non-discrimination obligations and consistent costing methodologies to promote competition and enhance the broadband investment environment”

The recommendation adopted by the European Commission on September 12, 2013, seeks to:

- strengthen rules on non-discrimination to provide equivalent access on new networks, publication of performance indicators and the application of technical replicability tests;

- to stabilize prices, at constant currency, for use of the copper network around the current average access price within the EU (8 to 10 euros at current rates excluding tax); and

- to allow greater flexibility in determining high speed broadband wholesale prices to the extent that National Regulatory Authorities are allowed not to impose a cost-orientation obligation when strengthened non discrimination rules are in place and competition between platforms (copper, cable, mobile) is effective.

Full unbundling - European benchmark data (recurrent monthly charge excluding commissioning costs)

Source: Cullen International - December 2015. Exchange rates used in this table are the latest month average rate of the period

2.2.1.2   Significant events in 2015 and the start of 2016

Regulation on the European Single Market for Electronic Communications
October 2015	Adoption by the European Parliament of the regulation
Protecting Personal Data
February 2016	Adoption by the European Parliament of a General Data Protection Regulation
“Privacy Shield” agreement
Framework Review
September 2015	Consultation on the framework review

European single market for telecommunications

The European Parliament adopted the European single market for telecommunications on October 27, 2015. This covers:

- the end of roaming charges and international call premiums for intra-European calls: representing a consensus on the political objective among the institutions and the telecommunications industry, the text takes into account the serious technical difficulties that must be resolved in order to ensure that this key measure for Europe does not have concrete negative consequences on the price of domestic mobile services or on investments in the networks. In November 2015 the European Commission launched a public consultation on how to resolve these technical difficulties.

Under this regulation, a transitional period starting on April 30, 2016, allows, for all price plans, intra-European roaming calls to be charged at the domestic price, plus a maximum surcharge corresponding to the regulated wholesale price caps currently applicable. The cost of incoming roaming calls is capped at the weighted average call termination rates regulated in Europe (1.14 euro cents). A “RLAH[4] + surcharge” model is allowed for all pricing plans.

After this transition period, roaming charges and international call premiums for intra-European calls must be stopped according to technical terms that have yet to be defined;

- net neutrality: BEREC is responsible for creating the guidelines for the establishment of rules applicable throughout Europe to preserve the open Internet, which will be applied in each country under the responsibility of local regulators by May 2016.

ORANGE / 2015 REGISTRATION DOCUMENT - 15

Review of the “Telecom Package” framework

The European Commission launched a consultation in September 2015 to review the “Telecom Package” regulatory framework. In response, Orange affirms the need to reorient the objectives of the framework towards economic development and investment, to limit and to simplify access obligations to fixed-line networks, to impose spectrum allocation rules that promote economic efficiency, to modernize consumer protections, to rethink the instruments allowing access to the Internet for all and to adopt a truly harmonized regulation in Europe. The European Commission is expected to present a new framework directive in 2016.

Protecting Personal Data

A general directive (1995/46/EC) encompasses the processing of personal data in the European Union. This directive must be updated in early 2016, following an agreement between the European Commission, the European Parliament and the European Council concluded on December 15, 2015. The new rules harmonize with one another within the EU and strengthen the rights on data protection and the control of existing personal data; they will apply from 2018. The Privacy and electronic communications directive, specific to the electronic communications sector (2002/58/EC), will also be updated in order to remain consistent with the inter-sector directive.

Following the ECJ’s invalidation of Decision 2000/520/EC, known as “Safe Harbour”, the European Commission and the US authorities published a new framework for transatlantic data exchange on February 29, 2016. Known as EU-US Privacy Shield, the agreement is intended to ensure that the personal data of European citizens enjoys the same protections they do in Europe when they are processed in the United States.

2.2.2    France

2.2.2.1   Legal and regulatory framework

Legal framework

The electronic communications sector is primarily governed by the French Postal and Electronic Communications Code (CPCE) as well as legal provisions relating to e-commerce, the information society, consumer protection and personal data protection.

The French government transposed the European Telecom Package, as amended in 2009, into national law via the Ministerial Order of August 24, 2011 and the Decree of March 12, 2012, implementing regulations.

The audiovisual communication services produced or distributed by the Orange group come under the specific regulations governing this sector and are managed by the amended law of September 30, 1986[5].

Regulatory Authorities

The Postal and Electronic Communications Regulatory Authority (the Arcep) is an independent administrative body created by the law of July 26, 1996 and acts as French regulator for these sectors nationwide. The Arcep’S main missions in electronic communications are to set regulations (general or specific obligations) for operators within its jurisdiction. It has powers to sanction non-compliant operators and can rule on disputes between operators over technical and pricing conditions for network access and interconnection. The Arcep also allocates spectrum and numbering resources. Finally, it determines the size of contributions to fund the universal service obligation and oversees the mechanisms for delivering this funding.

The French Competition Authority is an independent government authority responsible for ensuring open market competition and compliance with public economic policy. It has jurisdiction over all business segments, including the electronic communications sector. It has sanction powers for anti-competitive practices, as well as consultative powers. It also specializes in overseeing mergers and acquisitions.

The ANFr (Agence nationale des fréquences - French national agency for frequencies) is responsible for planning, managing and controlling the usage of radio frequencies and for coordinating the establishment of certain radio transmission facilities. The frequency spectrum is covered by 11 controlling authorities: government ministries, Arcep and the French Broadcasting Authority (CSA). The Arcep and the CSA are in turn responsible for allotting to users the frequencies they control.

The CSA is an independent administrative body created by the law of January 17, 1989, tasked with protecting freedom of audiovisual communication by means of any electronic communications technology as regards radio and television in accordance with the Law of September 30, 1986. In July, 2013 the CSA was partly reformed and a Commission for the modernization of audiovisual broadcasting is to be created and given responsibility for the radio spectrum.

ORANGE / 2015 REGISTRATION DOCUMENT - 16

2.2.2.2   Regulation of mobile telephony

Main blocks assigned in the mobile services spectrum
(700 MHz, 800 MHz, 900 MHz, 1,800 MHz, 2.1 GHz and 2.6 GHz)

700 MHz	- Authorizations were given to Orange and Free in December 2015 for 10 MHz each, and to Bouygues Telecom and SFR for 5 MHz each for a period of 20 years
800 MHz

- Authorizations were given to Bouygues Telecom, Orange and SFR in January 2012 for 10 MHz each for a period of 20 years
- Free Mobile has roaming access rights on the SFR network in the “priority development zone” (ZDP), covering the least populous areas of the country (18% of the population and just under two thirds of mainland France)

900 MHz

- 2G and 3G operators were authorized to refarm the 900 MHz band for 3G in February 2008
- 2 x 5 MHz were sold back to Free Mobile by Orange France and SFR on January 1, 2013 for high-density areas, and by Bouygues Telecom in July 2011 for the remaining parts of the country

1,800 MHz

- Bouygues Telecom has been authorized to refarm the 1,800 MHz band for 4G from October 2013, after handing back some spectrum
- Orange and SFR have been authorized to refarm the 1,800 MHz band for 4G from May 2016, or earlier if they so desire, after handing back some spectrum
- Authorization was given to Free in December 2014 for 5 MHz duplex; Free may request the allocation of the 10 MHz handed back by Orange and SFR

2.1 GHz	- Free Mobile was awarded the fourth 3G license, with a 2.1 GHz channel, in January 2010 - SFR and Orange France were each awarded two other channels in May 2010
2.6 GHz	- Authorizations were given to Orange France and Free Mobile in October 2011 for 20 MHz each, and to Bouygues Telecom and SFR for 15 MHz each

Deployment obligations of 3G operators in continental France

To date, Arcep has considered that the operators have respected their 3G deployment obligations in continental France in regard to the schedules specified in their authorizations.

At the end of December 2015, Orange’s 3G coverage was 99.3% of the population and 92.6% of the country.

Deployment obligations of 4G operators in continental France

(as a % of the population)	01/17/2017	10/11/2019	01/17/2022	10/11/2023	01/17/2024	01/17/2027	End-2030
Regional rail network (coverage in each region)						60% (700 mHz)	80% (700 MHz)
Regional rail network (national coverage)		60% (700 mHz)				80% (700 MHz)	90% (700 MHz)
Priority highways							100% (700 MHz)
Town centers in the “white area” program (1% of the population and 3,300 town centers)						100% (700 MHz)
Inside priority deployment area (18% of population and 63% of territory)	40% (800 MHz)	90% (800 MHz) 50% (700 MHz)				92% (700 MHz)	97.7% (700 MHz)
In each county (département)					90% (800 MHz)	95% (800 MHz)	95% (700 MHz)
Throughout the metropolitan territory		60% (2.6 GHz)		75% (2.6 GHz)	98% (800 MHz)	99.6% (800 MHz) 98% (700 mHz) (700 MHz)	99.6% (700 mHz)

Source: Arcep.

At the end of December 2015, Orange’s 4G coverage was 79.6% of the population and 32.8% of the country.

ORANGE / 2015 REGISTRATION DOCUMENT - 17

Analysis of the wholesale mobile call termination markets (4th round)

Mobile voice call termination

On December 9, 2014, Arcep issued decision No. 2014-1485 concerning analysis of the wholesale fixed-line or mobile call termination markets for 2014-2017. It set the following price ceilings for mobile voice call termination:

(cent€/min)	Market analysis - 1st round			Market analysis - 2nd round			Market analysis - 3rd round						Market analysis - 4th round
				1st price cap	2nd price cap (decision Dec. 2008) (1)		(March 2011 and July 2012 decisions)						(December 2014 decision)
	2005	2006	2007	Jan. 08 - Jun. 09	Jul. 09 - Jun. 10	Jul. 10 - Dec.10	Jan. 11 - Jun. 11	Jul. 11 - Dec. 11	Jan. 12 - Jun. 12	Jul. 12 (2) - Dec. 12	Jan. 13 - Jun. 13	Jul. 13 - Dec. 13	Jan. 14 - Dec. 14	Jan. 15 - Dec. 15	Jan. 16 - Dec. 16	Jan. 17 - Dec. 17
Orange France	12.50	9.50	7.50	6.50	4.50	3.00	3.00	2.00	1.50	1.00	0.80	0.80	0.80	0.78	0.76	0.74
SFR	12.50	9.50	7.50	6.50	4.50	3.00	3.00	2.00	1.50	1.00	0.80	0.80	0.80	0.78	0.76	0.74
Bouygues Télécom	14.79	11.24	9.24	8.50	6.00	3.40	3.40	2.00	1.50	1.00	0.80	0.80	0.80	0.78	0.76	0.74
Free Mobile, full MVNO (2)									2.40	1.6 (3)	1.1 (3)	0.80	0.80	0.78	0.76	0.74
Asymmetry	18%	18%	23%	31%	33%	13%	13%	0%	0%	60%	38%	0%	0%	0%	0%	0%

(1) For Bouygues Telecom, decision 2010-0211 of February 18, 2010 setting the rate for 2nd half 2010 at €3.40 cents.

(2) For Free Mobile and full MVNO's Lycamobile and Oméa Telecom, decision of July 27, 2012 with effect as of August 1, 2012 - maximum price for 1st half 2012.

(3) Excluding BNP.

SMS TR

On January 29, 2015, the Arcep put the SMS call termination market, previously regulated, under surveillance.

Significant events in 2015 and the start of 2016

Spectrum
July 2015	Orange and SFR have been authorized to use the 1,800 MHz band for 4G from May 2016 after handing back some spectrum
September 2015	Allocation of 5 MHz duplex of 1,800 MHz spectrum to Free Mobile
December 2015	Allocation of 30 MHz duplex of 700 MHz spectrum to Orange, Free Mobile, SFR and Bouygues Telecom
January 2016	Overseas territories: launch of an allocation process for the 800 MHz and 2.6 GHz spectrum not yet allocated, and the spectrum still available in 900 MHz, 1,800 MHz and 2.1 GHz
Mobile coverage
August 2015	Provisions for improved coverage under the Macron law giving broader powers to Arcep on the matter
May 2015	Inter-operator agreement on the coverage of white areas

Spectrum

Digital dividend - 700 MHz Band

On January 8, 2015 the Prime Minister’s Order on reallocating the 700 MHz band to the Arcep (2*30 MHz) for high-capacity mobile uses was published in the French Official Journal. It allocated the 703-733 MHz and 758-788 MHz bands to the Arcep, initially jointly with the CSA as from December 1, 2015 and exclusively from July 1, 2019.

On December 9, 2015, following a spectrum allocation auction, Arcep granted authorizations to use the spectrum in the 700 MHz band as follows: Orange and Free received two blocks of 5 MHz duplex each, Bouygues and SFR one block of 5 MHz duplex each. In total, the government will receive €2,799 million, including €933 million from Orange, for the allocation of this spectrum, between 2015 and 2018.

1,800 MHz

In July 2015, the Arcep authorized Orange and SFR to use the 1,800 MHz band for 4G from May 25, 2016 after handing back some spectrum. Orange and SFR keep 20 MHz in the band; Free may request the allocation of the 10 MHz handed back.

In September 2015, Arcep granted 5 MHz to Free Mobile in the 1,800 MHz band, as per decision of December 16, 2014: this allocation is part of the 15 MHz duplex reserved for Free Mobile in the target allocation plan for the 1,800 MHz band by May 2016. These 5 MHz duplex are technology neutral.

Allocation of spectrum in overseas territories

The call for applications for the allocation of 800 MHz, 900 MHz, 1.8 GHz, 2.1 GHz and 2.6 GHz frequencies in the overseas territories (in Guadeloupe, Guyana, La Réunion, Martinique, Mayotte, Saint-Martin and Saint-Barthélemy) was launched by the government on January 29, 2016, in order to provide the operators with the means necessary to deploy 4G and continue developing their 3G networks. The allocations distributed by beauty contest procedure are scheduled for 2016.

Mobile coverage

As part of the Macron Act of August 6, 2015, measures have been taken to improve mobile telephony coverage, which must cover all non-covered town centers by the end of 2016. This involves finalizing the White Zones 2G program and supplementing it with the coverage of 268 additional town centers, which may be deployed in 3G. Moreover, the current shared 3G program, “3G RAN Sharing”, should be finalized by mid-2017. Beyond the town centers, some areas of economic interest which are not currently covered may be the subject of a request to the concerned territorial authority for financial aid from the government at a local bureau, which the government will organize.

These measures have been incorporated in the agreement signed on February 24, 2016, between the four mobile operators in the presence of the Ministry of the Economy and Arcep. They are accompanied by the withdrawal of the public telephony component of the universal service.

ORANGE / 2015 REGISTRATION DOCUMENT - 18

2.2.2.3   Regulation of fixed-line telephony, broadband and superfast broadband Internet

Since July 2008, except for retail offers for fixed telephony under universal service, all of Orange’s regulatory obligations concerning retail fixed-line telephony (access and communication) on the consumer and business markets have been lifted. Ex ante regulation of Orange’s fixed-line services relates to retail offers under the universal service and wholesale offers that are regulated to ensure effective competition in the retail markets (call origination and termination, wholesale line rental, unbundling, access to ducts and poles, bitstream and capacity services).

Orange’s obligations regarding cost accounting and accounting separation in the fixed-line business

The Arcep’S decision No. 06-1007 of December 7, 2006 sets forth Orange’s obligations as to cost accounting and accounting separation in the wholesale and retail businesses. When retail activities make use of wholesale network services that are subject to accounting separation, these resources are recognized in regulatory accounts at the wholesale offers price. These obligations were first implemented in 2007 in respect of FY2006 ; they were deemed compliant by the Arcep and were renewed every year since then with the same outcome.

Analysis of the relevant markets for fixed broadband and high-speed fixed broadband, fixed-line telephony and fixed-line voice call termination (4th round)

Analysis of the fixed broadband and high-speed fixed broadband markets mid-2014 to mid-2017

On June 26, 2014, the Arcep issued three analysis decisions on the fixed broadband and high-speed fixed broadband markets for mid-2014 to mid-2017:

- decision No. 2014-0733 concerning analysis of the relevant wholesale market for access to the physical network infrastructure that composed the local loop (market 4);

- decision No. 2014-0734 concerning analysis of the relevant wholesale market within France for broadband and high-capacity broadband (market 5);

- decision No. 2014-0735 concerning analysis of the relevant wholesale market for capacity services (market 6).

The scopes for these three decisions were defined to comply with changes made by the European Commission recommendation of October 9, 2014 on the relevant markets subject to ex ante regulation, in order to make a distinction between wholesale “generalist” offers aimed at the consumer and wholesale offers targeting business needs. In this enterprise segment, Arcep decision No. 2014-0735 lift the pricing obligations on Orange (copper and fiber) in some competitive geographical areas from January 1, 2015.

Analysis of relevant fixed-line telephony markets in 2014-2017

On September 30, 2014 the Arcep issued decision No. 2014-1102 on analysis of the relevant markets for fixed-line telephony in 2014-2017. It prolonged the obligation imposed on Orange to provide wholesale line rental (WLR) at cost-based prices. The decision introduced a gradual relaxation of the pricing obligations imposed on Orange for straight carrier selection offers. Finally, the decision lifts the asymmetrical regulation imposed on Orange in the call origination market for calls to value-added service (VAS) numbers, instead relying exclusively on the symmetrical framework established by Arcep decision No. 2007-0213.

Analysis of the wholesale markets for fixed-line voice call termination in 2014-2017: cut in call termination prices

On December 9, 2014, Arcep issued decision No. 2014-1485 concerning analysis of the wholesale fixed-line or mobile call termination markets for 2014-2017. It set the following price ceilings for fixed-line call termination:

Caps (in euro cents/min)	Call termination rates	Variation
January 1, 2013	0.08	(46.6)%
January 1, 2015	0.079	(1.25)%
January 1, 2016	0.078	(1.26)%
January 1, 2017	0.077	(1.28)%

Regulation of fixed-line electronic communications service offers

Rate changes for wholesale offers subject to cost orientation (unbundling, analog and digital Wholesale Line Rental, and call origination)

In respect of 2015, Orange published a new increase in the prices for full unbundling and a rise in bitstream access prices. The unbundling prices were adjusted during the year in order to respect Orange’s cost orientation obligation.

2016 rates approved by the Arcep in February 2016:

		2014 rates	2015 rates	2016 rates
Unbundling	Total	€9.02	€9.05 € (1)	€9.10
	Partial	€1.64	€1.77	€1.77
Wholesale line rental	Analog WLR	€12.19	€12.32	€12.32
	Digital WLR	€18.35	€18.57	€18.57
Bitstream	DSL access	€4.39	€4.79	€4.79
	Naked DSL access	€12.41	€12.53	€12.63

(1) Rate adjusted to €8.78 from August 1, 2015.

ORANGE / 2015 REGISTRATION DOCUMENT - 19

Regulation of fiber optic networks

Regulatory framework governing very high-capacity broadband wholesale offers:

- asymmetric regulation of access to civil engineering infrastructure which allows alternative operators to deploy their horizontal networks on Orange’s infrastructure: non-discriminatory access at a rate that reflects costs;

- principle that the terminating segment of FTTH networks are mutualized between operators;

- symmetrical regulation of access to the terminating segment of FTTH networks including outside high-density areas: same obligations to offer passive access to the terminating segment of FTTH networks on reasonable and non-discriminatory terms apply to all operators cabling buildings anywhere in France. This access must be made available from a sharing point in a reasonable location (Arcep decision No. 2009-1106 of December 22, 2009, see also decision no. 2010-1312 of December 14, 2010). Charges must be reasonable and compatible with the principles of efficiency, relevance, objectivity and non discrimination.

National Digital Agency

On February 4, 2015, the decree creating a service with national authority was published in the French Official Journal: the National Digital Agency, which takes over three responsibilities: steering and implementation of the “France Superfast Broadband Program”, coordinating and leading the various initiatives of French Tech, overseeing the dissemination of digital tools and the development of their use. It has to coordinate with several other institutions, including the Caisse des dépôts, BPI France, the National Digital Council, the Arcep and other state services involved in digital development.

The France Superfast Broadband Program aims to have 100% of the French population eligible for very high capacity broadband by 2022, with an interim target of covering half the population and companies by 2017. FTTH is seen as the main way of achieving this, although other technologies are also expected to contribute (higher speed on copper as a transitional solution, satellite, LTE). A total 20 billion euros of private and public investment is estimated to be needed to meet the 2022 target. This breaks down into three parts:

- one third of investment by private operators who expect to use their own capital to deliver FTTH to 57% of French homes by 2022;

- the remaining 43% of homes will be covered by the other two-thirds of investment, to be financed through networks managed by local public authorities (RIP):

-  for more than half of these homes, it has been decided to provide FTTH coverage financed partly by public subsidy with the rest provided by private operators,

-  the remainder relates to coverage of the more rural zones by complementary solutions (higher speed on copper, satellite, etc.) jointly financed by the state and local authorities.

Significant events in 2015 and the start of 2016

Roll out of fiber optic networks and switch off of the copper network
February 2015	Delivery of the Champsaur report on the conditions and timing of the copper network closure
August 2015	Arcep’s decision on the technical and operational processes for sharing high-capacity fiber optic broadband infrastructure
December 2015	Arcep’s decision on the guidelines relating to the FTTH prices of networks managed by local public authorities (RIP)
Arcep’s recommendation on the implementation of the completeness obligation of the fiber optic rollouts outside high-density areas
Reform of value-added services (VAS) pricing
October 2015	Entry into force of the VAS pricing reform on October 1, 2015
Miscellaneous
July 2015	Arcep’s decision in dispute resolution on our LFO offers and all-usage hosting
January 2016	Arcep strategic review
February 2016	Decision on wholesale rates for fixed-line access 2016/2017

Rollout of fiber optic networks and switch off of the copper network

The Macron Act of August 6, 2015, establishes new provisions concerning FTTH, including the establishment of an ex ante rate regulation mechanism for FTTH offers for network managed by public local authorities (RIP). In this context, Arcep is responsible for specifying the rate conditions that the network managed by public local authorities (RIP) must meet in order to comply with the EC guidelines regarding state aids to NGAs and with Arcep regulations regarding FTTH. In its decision dated December 7, 2015, Arcep recommends that the rates practiced in the network managed by public local authorities (RIP) be close to those in the privately organized area, taking as reference for the co-financing the rates equal to those charged by Orange in the AMII[6] area and lower for per line rental. Moreover, Arcep reiterates the need for rate consistency between the different offers, and in particular that bitstream rates must be higher than passive leasing. Finally, Arcep proposes to allow a transitional arrangement during the introductory period of the network managed by public local authorities (RIP) with discounted rates during the network’s first years.

On August 7, 2015, Arcep adopted its decision on the technical and operational processes for sharing high-capacity fiber optic broadband infrastructure. The main purpose of this decision is to harmonize the practices of the different operators outside high-density areas. The operators are obliged to roll out the network in the immediate vicinity of all houses located in an area behind a sharing point within five years after its launch. The obligation of completeness of the fiber optic rollouts outside of high-density areas was clarified in December 2015 by a recommendation that tends to alleviate this constraint in the case of an isolated housing area, while precisely defining the technical and economic conditions.

Moreover, the French Competition Authority noted, on July 30, 2015, the lifting of the clause prohibiting Orange from deploying its FTTH network in 208 towns in the AMII area making up part of the area granted to Numericable SFR (i.e. about 900 k lines).

ORANGE / 2015 REGISTRATION DOCUMENT - 20

In parallel, a report (the Champsaur report) aiming to clarify the conditions and the schedule of the copper network closure was delivered to the government on February 19, 2015. This report rules out a closure of the copper network imposed by the public authorities, because only Orange is responsible for making such a decision. It notably includes the creation of “fibered zones” which the government would designate under certain conditions (whole zone served by FTTH networks, network engineering compliant with regulations, etc.) triggering measures to incentivize customers to migrate from copper to fiber.

Reform of value-added services pricing

In March 2014, the Arcep published a recommendation on the wholesale VAS interconnection market with a particular focus on the relationship between originating and recipient operators, as part of the implementation of the VAS pricing reform (decision No. 2012-0856).

On June 10, 2014, Arcep issued decision No. 2014-0661, postponing the entry into force of VAS market reform until October 1, 2015 (initially scheduled for January 1, 2015). This was to allow VAS publishers and recipient operators adequate visibility to conduct their commercial negotiations.

The VAS reform redefines pricing methods applied to calls to short and special numbers (beginning with 08) which allow users to access weather forecasts and distance sales services, for instance, as well as government services. The reform (i) creates a uniform pricing model for the retail services market irrespective of whether the originating call is from fixed-line or mobile network, known as “C+S” for its two components: the price of the call (C) equal to the price of the local call and service (S) defined by the provider and (ii) makes calls which are currently free when calling from a fixed line also free when calling from a mobile number.

Dispute resolution on our LFO offers and all-usage hosting

On April 1, Free submitted a request for dispute resolution to Arcep, asking to use the NRA and LFO hosting offer without extra charge for the routing of its mobile traffic from antennas connected by fiber optics, despite the fact that we offer a commercial package to this effect. Arcep issued its decision on July 30, 2015, in which it imposed on Orange a cost-oriented hosting service for the equipment that permits the routing of mobile traffic, and to allow the routing of the traffic stemming from mobile sites connected by fiber optics on the LFO without extra charge. Orange has appealed this decision based on the second point before the Paris Court of Appeal.

Wholesale rates on fixed-line access 2016/2017

Wholesale rates on fixed-line access 2016/2017: by its decision No. 2016-0206, dated February 16, 2016, on the price framework for copper local loop access for 2016 and 2017, Arcep proposes to increase the full unbundling contract from €9.05 per month to €9.10 per month in 2016, and then to €9.45 per month in 2017, to lower the service access fee from €56 to €50 and the termination fee from €20 to €15 and to lower the price of the SAV+ service (increasing the reliability of a line performing worse than the theoretical values) from €135 to €105.

By its decision No. 2016-0208, dated February 16, 2016, on the price framework of wholesale access to fixed-line telephony services and the associated call origination, for 2016 and 2017, it proposes to stabilize the prices of wholesale line rental and an annual increase of 10% of the call origination.

In addition, by its decision No. 2016-0207 dated February 16, 2016, on the price framework of the offer for generalist activated access to DSL delivered within France by Orange, for the years 2016 and 2017, Arcep proposes to maintain the current prices for collecting and accessing non-naked bitstream and a slight increase in access prices for naked bitstream.

Arcep strategic review

On January 19, 2016, the Arcep published the conclusions of its strategic review, in which it makes public its new regulatory priorities: promoting investment in infrastructures and innovation, ensuring connectivity in all geographies and preserving an open Internet.

2.2.3    Spain

2.2.3.1   Legal and regulatory system

Legal framework

The 2002 European Telecom Package was transposed into Spanish law by the general Telecommunications Act (law No. 32/2003 of November 3, 2003), Royal Decree No. 2296/2004 of December 10, 2004 on the electronic communications markets, network access and numbering, and Royal Decree No. 424/2005 of April 15, 2005 on the supply of electronic communications services, universal service obligations and user rights.

The 2009 Telecom Package was transposed into Spanish law by Royal Decree No. 726/2011 on universal service provision in May 2011 and Royal Decree No. 13/2012 of March 31, 2012.

The telecommunications sector is also covered by law No. 15/2007 of July 3, 2007 relating to the implementation of competition rules.

Law No. 34/2002 of July 11, 2002 relating to the information society and electronic commerce specifies the obligations and limits of responsibility applicable to service providers in the information society.

The regulatory framework applicable to data protection in Spain is based around law No. 15/1999 of December 13, 1999, relating to personal data protection and order No. 999/1999 relating to security measures. In the field of intellectual property rights protection, law No. 23/2006 of July 7, 2006 amends law No. 1/1996 of April 12, 1996 and transposes European directive 2001/29/EC relating to the harmonization of certain aspects of copyright and related rights in the information society.

Regulatory Authorities

Since October 2013, the regulators for all the various sectors of the economy, including telecommunications, have been brought together under a new cross-industry entity, the National Commission for Markets and Competition (Comisión Nacional de los Mercados y la Competencia), set up by law No. 3/2013 of June 4, 2013, which also has responsibility for competition issues.

As a result the telecom industry is overseen by both the new multi-industry regulator and Setsi as follows:

- Setsi handles authorizations, spectrum allocations, telephone numbering, universal service cost approvals, quality of service, and disputes between consumers and non-dominant operators;

- the CNMC conducts market analysis and handles disputes involving operators with significant market power.

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2.2.3.2   Regulation of mobile telephony

Mobile voice call termination rates

Following a consultation on the wholesale mobile call termination market (market 7), the CMT issued a decision on May 10, 2012 proposing a gradual decrease of mobile call termination caps, reaching rate symmetry in July 2013. The adopted caps are as follows:

(in euro cents/minute)	04/16/2012- 10/15/2012	10/16/2012- 02/29/2013	03/01/2013- 06/30/2013	From July 2013
Movistar, Vodafone, and Orange	3.42	3.16	2.76	1.09
Yoigo	4.07	3.36	2.86	1.09

Spectrum

In May 2011, the Spanish authorities allocated a 5 MHz duplex block in the 900 MHz spectrum to Orange Espagne. The license, granted under the principle of technological neutrality, is valid until December 2030.

In July 2011, the Spanish authorities auctioned the 800 MHz, 900 MHz and 2.6 GHz frequency bands. The 800 MHz licenses, awarded in 2011, only become available from 2015. The same is true for the 900 MHz block allotted to Telefónica.

In July 2013, Orange Espagne ‘s license for the 900 MHz band was extended from 2025 to 2030 and its 1,800 MHz license from 2023 to 2030.

Following these allocations, the Spanish spectrum is distributed as follows (national licenses):

	800 MHz	900 MHz	1,800 MHz		2.1 GHz		2.6 GHz
				FDD	TDD	FDD	TDD
Orange	2*10 MHz	2*10 MHz	2*20 MHz	2*15 MHz	5 MHz	2*20 MHz	10 MHz
Vodafone	2*10 MHz	2*10 MHz	2*20 MHz	2*15 MHz	5 MHz	2*20 MHz	20 MHz
Telefónica	2*10 MHz	2*10 MHz	2*20 MHz	2*15 MHz	5 MHz	2*20 MHz
Yoigo			2*15 MHz	2*15 MHz	5 MHz

The schedule of the allocation of 700 MHz spectrum for telecom operators has not yet been announced.

Significant events in 2015 and the start of 2016

March 2015	Start date of 800 MHz licenses for operators
January 2016	Proposal to increase the spectrum cap per telecom operator

Start date of 800 MHz licenses for telecom operators in March 2015

On September 24, 2014 the government approved by Royal Decree 805/2014 the technical specifications that would allow the handover of digital TV spectrum in the 800 MHz band to mobile telephony use. These licenses, awarded following the 2011 auction process to three operators, Telefónica Móviles, Vodafone and Orange, came into force in March 2015.

Spectrum cap per operator

The total spectrum cap is currently set by the CNMC to 185 MHz per operator. In the context of the future regional auctions in the 2.6 GHz band and the auctions in the 3.5 GHz band, which should be held at the end of the first quarter of 2016, the CNMC proposes to increase this cap.

2.2.3.3   Regulation of fixed-line telephony, broadband and superfast broadband Internet

Wholesale broadband markets (markets 4 and 5/2007)

By its decisions of July 18, 2013, revising the rates for access to Telefónica’s local loop, of January 30, 2014, revising the rates of the wholesale services GigADSL, ADSL IP and NEBA and July 23, 2015, revising the rates for the traffic component of the NEBA offer, the CNMC confirmed the following rates:

Rates
Unbundling offer (since September 2013)
Full unbundling	€8.60
Partial Unbundling	€1.30
Bitstream Offers
Neba FTTH	€19.93
Neba DSL	€6.48
Naked DSL premium	€8.60
Aggregation offer (per Mbit/s)	€7.98
GigADSL and IP-ADSL (regional offer) at 10 Mbits/s	€10.20
IP-ADSL (national offer) at 10 Mbits/s	€13.60

Since April 2014, the GigADSL and ADSL IP offers, replaced by NEBA, which will cease to be regulated in areas of Spain where NEBA is available.

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Significant events in 2015 and the start of 2016

Replicability of triple play bundles
April 2015	Authorization of Telefónica’s takeover of DTS under certain conditions
Orange’s bid for Jazztel
May 2015	Authorization by the European Commission of Orange’s takeover of Jazztel under certain conditions
Wholesale broadband market
November 2015	Closure of the first copper distribution frames in view of the transition to a very high-capacity fixed broadband network
February 2016	Adoption of the third round of analysis of the markets 3a and 3b/2014 and 4/2014 imposing geographical remedies

Replicability of triple play bundles

The CNMC, in its formation Competition Authority, conditioned its approval of Telefónica’s acquisition of DTS in Resolution C/0612/14 of April 22, 2015, on (1) an offer to access exclusive content under economic conditions of replicability, including for offers coupled with Internet access, as well as on (2) the provision of a wholesale access offer to Telefónica’s Internet network at data rates sufficient to offer competitive IPTV services. Telefónica took on these commitments for a period of five years, renewable for 3 additional years.

Orange’s bid for Jazztel

The European Commission approved Orange’s proposed acquisition of Jazztel PLC on May 19, 2015, under the EU Merger Regulation. This authorization is subject to Orange’s complete implementation of a number of commitments that will ensure effective competition in the markets for access to fixed-line Internet services after the acquisition.

In order to remedy the problems identified by the Commission, Orange presented the following commitments:

- for fiber optics: Orange has committed to sell an independent Fiber To The Home (FTTH) network which covers between 700,000 and 800,000 housing units, which approximates the size of the current Orange FTTH network in Spain. This high speed broadband network serves 13 municipalities in five of the largest cities in Spain: Madrid, Barcelona, Valencia, Seville and Malaga;

- for copper: Orange has committed to granting to the purchaser of the FTTH network a wholesale access to Jazztel’s national ADSL network for period of up to 8 years. The commitment is valid for an unlimited number of subscribers and will allow the purchaser to position itself immediately as a competitor in 78% of Spain territory.

The buyer of the fiber optic network by the MVNO MasMóvil, was approved by the European Commission on October 16, 2015.

Wholesale broadband markets: Third round of the analysis of markets 3a and 3b/2014 and 4/2014

The CNMC has adopted its third cycle of the analysis of the markets 3a and 3b/2014 and 4/2014 on February 25, 2016. It has decided:

for market 3a :

- to retain the copper network unbundling obligations introduced in the previous 2009 market analysis and to retain access to Telefónica civil engineering infrastructure;

- to not impose ex ante asymmetrical obligations on Telefónica for the fiber network, in 66 cities considered effectively competitive, representing 35% of the Spanish population, given that a virtual unbundled local access (VULA) offer must be made available for the rest of Spain;

for market 3b:

- to remove progressively the obligations for ex ante regulation of copper networks in parts of Spain declared to be competitive, and covering 58% of currently installed broadband lines; and, in the rest of Spain determined to be non competitive, to retain Telefónica’s network access obligations, with a NEBA-copper offer with no bandwidth cap and charged on a cost-based basis;

- and to retain the ex ante obligations with a bitstream offer on the fiber network for part of Spain declared non competitive, this obligation being temporary for the part declared competitive.

And for market 4 :

- to retain, throughout Spain, Telefónica’s NEBA-business offer obligation, charged on a cost-based basis for copper, meeting the economic replicability test for fiber.

Decommissioning of the copper network

The CNMC approved Telefónica’s first requests to decommission two distribution frames in its copper network in October 2014. The distribution frames in question are small exchanges with no unbundling or equipment collocation. Under the terms of the regulator’s decision on the analysis of the wholesale network infrastructure, market 4/2007, issued in 2009 and supplemented by the CNMC’s decision of October 2014, Telefónica is obliged to continue offering the option of unbundling for five years after filing a request to decommission an exchange with the CNMC. This period falls to just one year if there are no unbundled operators. The first copper distribution frames were closed end-November 2015.

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2.2.4    Poland

2.2.4.1   Legal and regulatory system

Legal framework

Orange Polska’s businesses are governed by the law of July 16, 2004 on telecommunications, transposing the 2002 European Telecom Package concerning electronic communications into Polish law, and by the law of February 16, 2007 concerning competition and consumer protection. The law of December 2012, transposing EU directives issued in 2009, came into force on January 21, 2013.

The law of May 7, 2010, on developing telecommunication networks and services, provides access to telecommunications and other technical infrastructures funded by public funds.

As regards e-commerce, the law of July 18, 2002 that governs provision of electronic services transposes European Directive 2000/31/EC concerning electronic commerce and defines electronic service supplier obligations.

The applicable framework concerning personal data protection is defined by the law of August 29, 1997 concerning personal data protection, as amended in 2002. The 2004 Telecommunications Act also defines certain rules applicable to personal data protection and storage[7].

Regulatory Authorities

The Ministry of Digitization, created in November 2015, is responsible for telecommunications.

The Office of Electronic Communications (UKE) is responsible, in particular, for telecommunications regulation and frequency management, as well as certain functions related to broadcasting services.

The Office of Competition and Consumer Protection (Uokik) is responsible for the application of competition law, merger control and consumer protection.

Digital Poland

The government’s action plan to meet the targets of its digital strategy in Poland was passed in January 2014. The plan is budgeted at 2,665 million euros and aims to ensure that all households have at least 30 Mbps Internet access by 2020. Nearly half the funds are earmarked for broadband network construction projects. The Polish government will contribute 409.4 million euros.

2.2.4.2   Regulation of mobile telephony

Mobile call termination rates

The UKE published seven decisions on December 14, 2012, ruling that Orange Polska, T-Mobile, Polkomtel, P4, CenterNet, Mobyland and Aero2 each had a dominant position in the mobile call termination market for the mobile numbers open to interconnection on their network (market analysis -3rd round). It also set symmetrical mobile voice call termination rates for all operators from January 1, 2013, and termination rates based on pure long run incremental costs as from July 1, 2013.

Date	from July 1, 2013 (pure LRIC)
zlotys/min	0.0429
Euro cents/min	1.00

Exchange rate as at 12/31/2015: 1 PLN = 0.234 euros

Spectrum

In 2011, the UKE issued three decisions that introduce technological neutrality in the 900 MHz, 1,800 MHz, and 2,100 MHz frequency bands.

In July 2013, the UKE published a consultation on whether to assign 700 MHz spectrum to electronic communications. No decision on this has yet been announced.

Spectrum awarded is distributed as follows:

	800 MHz (1)	900 MHz	1,800 MHz		2.1 GHz	2.6 GHz

Orange (PTK)	10 MHz duplex	7 MHz duplex	10 MHz duplex	15 MHz duplex	5 MHz	15 MHz duplex
Era (T-Mobile)	5 MHz duplex	9 MHz duplex	20 MHz duplex	15 MHz duplex	5 MHz	15 MHz duplex
Plus (Polkomtel)		9 MHz duplex	10 MHz duplex	15 MHz duplex	5 MHz	20 MHz duplex
Play (P4)	5 MHz duplex	5 MHz duplex	15 MHz duplex	15 MHz duplex	5 MHz	20 MHz duplex
Aero2		5 MHz duplex	10 MHz duplex			50 MHz
Mobyland			10 MHz duplex
Centernet			10 MHz duplex
Sferia	5 MHz duplex

(1) A block of 5 MHz duplex in the 800 MHz band was allocated to NetNet as part of the 2015 auction, but this operator refused the allocation and these 5 MHz are currently being reallocated.

ORANGE / 2015 REGISTRATION DOCUMENT - 24

Significant events in 2015 and the start of 2016

Spectrum in the 800 MHz and 2.6 GHz band
October 2015	Spectrum allocation after the auction

Allocation of 800 MHz and 2.6 GHz spectrum

At the end of an auction process, five blocks of 5 MHz duplex in the 800 MHz band and 14 blocks of 5 MHz duplex in the 2.6 GHz band were allocated for a period of 15 years. Orange was allocated 10 MHz duplex in the 800 MHz band and 15 MHz duplex in the 2.6 GHz band for a total of PLN 3,168 million.

The licenses in the 800 MHz band include coverage obligations in the white areas at the town level, leading to coverage of 62% of the Polish population in 4 years.

2.2.4.3   Regulation of fixed-line telephony, broadband and superfast broadband Internet

All of Orange Polska’s regulatory obligations concerning retail fixed-line telephony (access and communication) on the consumer and business markets have been lifted. Ex ante regulation of Orange Polska’s fixed-line services, for the areas defined as non-competitive, relates to wholesale offers that are regulated to ensure effective competition in the retail markets (call origination and termination, wholesale line rental, unbundling, bitstream).

Orange Polska’s obligations regarding cost accounting and accounting separation in the fixed-line business

The UKE decision DHRT-WORK-6090-1/14(66) of 4/10/2015 describes the obligations imposed on Polska regarding cost-accounting and accounting separation in wholesale and retail business. When retail activities make use of wholesale network services that are subject to accounting separation, these resources are recognized in regulatory accounts at the wholesale offers price.

Analysis of the wholesale broadband access market (market 5/2007)

On October 7, 2014, the UKE adopted its decision on the market for wholesale broadband access (market analysis -3rd round). The decision excludes 76 Polish towns, covering 24% of the population, from ex ante regulation and excuses Orange Polska from all regulatory obligations in respect of these towns. In these deregulated areas, Orange Polska offers its wholesale services on a commercial basis. Everywhere else, the obligations imposed on Orange Polska are maintained (on access, non discrimination, transparency, accounting separation and cost orientation).

Analysis of the wholesale broadband access market (market 4/2007)

In its June 2, 2014 decisions on market 4, as part of the second round of market analysis, regarding copper and fiber the UKE retained the obligations on Orange Polska (on access, non discrimination, transparency, accounting separation and cost orientation).

Reference offer for fixed-line markets

This reference offer applies to all wholesale fixed-line services: call origination and termination, Wholesale Line Rental, partial and full unbundling and bitstream access.

On July 3, 2014 the UKE authorized a new version of the integrated reference offer, where the monthly price of full unbundling is left at 22 zlotys.

Fixed-line call termination rates

Since the UKE’s decision of September 22, 2009, following its second round of market analysis, call termination rates must be based on cost, with no further details given. The UKE reserves the right, however, to control rates by benchmarking or a retail minus formula and has indicated it intends to move towards symmetry in 2014. The UKE thus systematically imposes a call termination rate of PLN 0.0273 (0.64 euro cents) on alternative operators, corresponding to Orange Polska’s call termination rate at local level.

For an efficient generic operator on a New Generation Network (NGN), the European Commission recommendation of May 7, 2009 requires National Regulatory Authorities to set the fixed-line call termination rates based on long-run incremental costs only. The UKE is preparing a draft decision applying this recommendation.

Universal Service

Expiry of Orange Polska’s universal service obligation:

In 2006, the UKE imposed universal service obligations on Orange Polska until May 9, 2011. Since then, the UKE has taken no further steps to appoint a new universal service provider. On May 5, 2014, the UKE published a report that removed universal service obligations in Poland.

Compensation for universal service obligation

For the whole period when it was responsible for universal service (November 2006 to May 2011), Orange Polska estimated its cost amounted to 1.1 billion zlotys while only 137 million zlotys were allotted in compensation by the UKE. Orange Polska has therefore appealed to have the UKE decisions reexamined.

In March 2014, the UKE designated which operators would bear the cost of providing a universal service in 2006. Other decisions should follow for the years 2007-2011.

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Significant events in 2015 and the start of 2016

April 2015	UKE decisions lifting Orange Polska’s obligations on the fixed-line telephony markets for residential customers in the second round of analysis of the markets 3 to 6/2003
September 2015	UKE decision on the analysis of the Corporate wholesale market (second round), markets 4/2014 and 14/2003
January 2016	Implementation of the directive on reducing the cost of deployment of broadband networks

Deregulation of Corporate wholesale markets

After the deregulation of markets 7/2003 of leased lines in 2014, the UKE also deregulated, by its decision of September 17, 2015, the market 4/2014 (wholesale market for leased lines above 2 Mbps) and the market 14/2003 for wholesale trunk segments of leased lines.

Deregulation of fixed-line telephony retail markets

The UKE issued its decisions on the second round of market analysis on the markets 3 to 6 of 2003 on April 29, 2015, and lifting the obligations imposed on Orange Polska on its four markets: market 3/2003 (publicly available local and/or national telephone services provided at a fixed location for residential customers), market 4/2003 (publicly available international telephone services provided at a fixed location for residential customers), market 5/2003 (publicly available local and/or national telephone services provided at a fixed location for non-residential customers), market 6/2003 (publicly available international telephone services provided at a fixed location for non-residential customers).

Implementation of the directive on reducing the cost of deployment of broadband networks

In the context of the implementation of the directive on measures to reduce the cost of deploying high-speed electronic communications networks, the government issued a draft law on January 18, 2016, including an accelerated procedure for the installation of mobile base stations, access to alternative infrastructures and maximum prices for transit fees.

2.2.5    Other EU countries where the Orange group operates

2.2.5.1   Belgium

Mobile voice call terminations

Mobistar’s mobile call termination rate is currently 1.18 euro cents/min.

In September 2015, the regulator submitted to the EC its draft decision for the third round of market analysis, in which it proposes a reduction in the call termination rate to 0.74 euro cents/min.

Spectrum allocation

In Belgium the spectrum is currently allocated as follows:

Operator	800 MHz	900 MHz	1,800 MHz	2 GHz	2.6 GHz
Proximus	10 MHz duplex	12 MHz duplex	25 MHz duplex	15 MHz duplex +5 MHz	20 MHz duplex
BUCD					45 MHz
KPN Belgium (Base) (1)	10 MHz duplex	10 MHz duplex	25 MHz duplex	15 MHz duplex +5 MHz	15 MHz duplex
Mobistar	10 MHz duplex	12 MHz duplex	25 MHz duplex	15 MHz duplex +5 MHz	20 MHz duplex

Source: Cullen International.

(1) Acquired by Telenet.

The licenses in the 900 MHz band set to expire in November 2015 have been automatically renewed for a period of five years.

Cable wholesale broadband markets

The regulatory framework for access to the cable operators’ networks is governed by two decisions of the Belgian conference of electronic communications sector regulators (CRC) of July 1, 2011 and December 11, 2013. Under this framework, cable operators have to provide wholesale access offers to their network priced on a retail minus model. On February 2016, the CRC published a decision revising cable network access prices downwards, and separating the rates of the wholesale offers applicable 1) during and 2) after the launch phase of commercial offers.

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2.2.5.2   Romania

Mobile voice call terminations

On February 1, 2014, the Romanian regulatory authority (Ancom) issued a decision on the mobile call termination rates charged by mobile operators. Ancom introduced a new calculation method that cut mobile call termination rates from 3.07 euro cents/min to 0.96 euro cents/min. These rates came into force on April 1, 2014.

Spectrum allocation

In Romania, the spectrum is allocated as follows:

	800 MHz	900 MHz	1,800 MHz	2.1 GHz	2.6 GHz
Telemobil (OTE)				5 MHz duplex +5 MHz
Vodafone Romania	10 MHz duplex	10 MHz duplex	30 MHz duplex	5 MHz duplex +5 MHz	15 MHz duplex
Orange Romania	10 MHz duplex	10 MHz duplex	20 MHz duplex	15 MHz duplex+5 MHz	20 MHz duplex
Cosmote Romania (OTE)	5 MHz duplex	10 MHz duplex	25 MHz duplex	15 MHz duplex +5 MHz	10 MHz duplex
RCS&RDS		5 MHz duplex		15 MHz duplex +5 MHz
2K Telecom					30 MHz duplex

Source: Cullen International.

Wholesale broadband markets

In the context of its second round of analysis of the 3a and 3b markets, completed in November 2015: ANCOM considered that the broadband retail market is effectively competitive and that, as a consequence, no obligation should be imposed on the two wholesale markets. The EC accepted the Romanian regulator’s proposals without comment. The final decision was published in the Romanian Official Journal of December 29, 2015. RomTelecom’s obligations as part of the wholesale market for infrastructure access will be lifted one year after the publication of the decision.

2.2.5.3   Slovakia

Mobile voice call terminations

On July 29, 2013, the Regulatory Authority TUSR issued a decision on the mobile call termination rates charged by three mobile operators, and fixed it at 1.226 euro cents maximum. The fourth-largest mobile operator, Swan also applies this termination rate since it began operating in October 2015.

Spectrum allocation

In Slovakia, the spectrum is allocated as follows:

	800 MHz	900 MHz	1,800 MHz	2.1 GHz	2.6 GHz
Slovak Telekom (Deutsche Telekom)	10 MHz duplex	10 MHz duplex	15 MHz duplex	20 MHz duplex +5 MHz	40 MHz duplex
Orange	10 MHz duplex	10 MHz duplex	20 MHz duplex	20 MHz duplex +5 MHz	30 MHz duplex
O2	10 MHz duplex	10 MHz duplex	20 MHz duplex	20 MHz duplex +5 MHz
Swan			15 MHz duplex

Source: Cullen International.

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2.2.6    Other non-EU countries where the Orange group operates

Because the Orange group’s retail market operations outside the EU primarily involve those of mobile operators, the main regulatory issues it faces in these countries are mobile voice call termination rates and spectrum access.

The following table gives the national mobile call termination rate for each country concerned:

Mobile voice call termination in the AMEA region (euro cents/min)

Morocco	1.29
Tunisia	0.69
Egypt	1.34
Jordan	1.65
Mali	2.56
Senegal	1.83
Niger	3.05
Guinea	2.40
Ivory Coast	3.66
Cameroon	3.96
Democratic Republic of the Congo	3.06
Botswana	2.62
Kenya	0.98
Madagascar	3.63
Mauritius	1.54

Source: Orange, based on data from national regulators. Exchange rate as at 12/31/2015.

The following table gives the license renewal date as well as the type of license for each country concerned:

Renewal of licenses in the AMEA region

	Expiration date of the current license	License Type
Botswana	April 2022	2G-3G
Botswana	August 2025	4G
Cameroon	January 2030	2G/3G/4G
Ivory Coast	April 2032	Global (1)
Guinea Conakry	November 2016	2G
Guinea Bissau	January 2017	2G
Equatorial Guinea	May 2019	Global (1) (excl. 4G)
Egypt	October 2022	2G-3G
Iraq	August 2022	2G/3G
Jordan	May 2019	2G/3G
Jordan	September 2030	4G
Jordan	May 2024	Fixed-line
Madagascar	April 2015 (2)	2G/3G/4G)
Mali	July 2017	2G-3G
Morocco	August 2024	2G
Morocco	December 2031	3G
Morocco	April 2035	4G
Morocco	April 2036	Fixed-line
Mauritius	November 2018	2G-3G-4G
Mauritius	November 2025	Fixed-line
Niger	December 2022	Global (1) (excl. 4G)
Senegal	July 2017	Global (1) (excl. 4G)
Central African Republic	May 2027	Global (1)
Democratic Republic of the Congo	October 2031	2G-3G
Tunisia	July 2024	Global (1) (excl. 4G)

Source: Orange, based on data from national regulators.

(1) Global: refers to the type of license that allows an operator to offer both fixed-line and mobile services through all of the available technologies (depending on the country, the Global license does not include 4G technology).

(2) Renewal under way.

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2.3  Orange’s group strategy

In 2015 Orange launched its new strategic plan Essentials2020, focused on Orange’s ambition by 2020 to “provide its customers with an incomparable service experience” by being ever-present to “connect every individual to what is essential to them”. This involves, providing exemplary basic services, quality and reliable access, customer connections at any time to any place, as well as even more personalized options for services and solutions.

Orange serves every kind of customer: those who focus above all else on price and those who have a particularly high-level of service expectation, as well as business customers of every type, from SOHOs to multinationals. The Group can rely on a series of key strengths for the mission that it has set out. With its brand and its 156,000 employees, the Group is present in Europe, Africa and the Middle East for the residential market, and everywhere in the world for the business market. Orange’s ambition breaks down into five main drivers:

1.            offering richer connectivity;

2.            reinventing the customer relationship;

3.            building a people-oriented and digital employer model;

4.            accompanying the transformation of business customers;

5.            diversifying by capitalizing on its assets.

Moreover, the strategic plan will be achieved within the framework of a company that is efficient, responsible and digitally proficient.

1. Offering richer connectivity

The multiplication of screens, the generalization of video on the Internet and customers’ growing need for online services and content has led to an explosion in uses and in mobile data traffic. Moreover, the digital revolution has created new customer expectations and has changed their behavior, making connectivity even more important. Offering an efficient network to all customers is no longer enough; services must now be tailored to each individual consumer.

Orange would like to offer greater connectivity to all its customers, whether retail or business. In order to realize this ambition, the Group will make a series of targeted investments in its networks between 2015 and 2018, for more than 15 billion euros. Clear priority is given to investments in high speed broadband, in order to respond to the explosion in traffic and meet customer expectations. These will allow Orange to develop broadband services, whether fixed or mobile, as well as convergence packages in Europe. Orange aims to triple average data speeds (compared to 2014) in both fixed and mobile networks by the end of 2018.

The investments will be made in particular in the following fields:

Development of high-speed fixed broadband

High-speed fixed broadband will be developed in Europe through an ambitious fiber optics (FTTH) deployment project. Orange is working pragmatically and appropriately according to the particular resources and situations in each country: acquisition (Spain), rollout of a fiber optic network (France, Poland), use of cable when already present (Belgium). Orange’s objective in France is to catch up and quickly surpass the geographic reach of cable, in order to be able to offer high-speed broadband services to the mass market. FFTH is a source of value creation for the Group, through the recovery of market share, customers loyalty and the improvement of the average revenue per user (ARPU). This approach also allows Orange to better serve business customers throughout Europe.

The number of homes in France, Spain, Poland and Slovakia able to connect more than doubled and the number of customers tripled in one year. In France, the number of connectable homes reached 5.1 million at the end of 2015, with an objective of connecting 12 million homes in 2018. In Spain, the Group considerably expanded its fiber network in 2015 (6.8 million connectable homes) thanks to the acquisition of Jazztel, thus leading to the creation of the second largest fixed broadband operator in the country. Orange’s objective in Spain is to reach 14 million connectable households by the end of 2020. This extension will also help strengthen the fixed-mobile convergence strategy in this country, with the aim of doubling convergent revenues by 2018. In Poland, Orange Polska launched the deployment of its FTTH network in 2015, connecting more than 700,000 households by the end of the year, with the objective of connecting 3.4 million homes by 2018. In Belgium, Mobistar will launch its first convergent and high-speed cable television offers in 2016.

Development of high-speed mobile broadband

The Group aims to develop high-speed mobile broadband in all of the geographic areas where it operates. In Europe, the number of Orange 4G customers reached 18 million (in the fourth quarter of 2015), thereby doubling in one year. This growth is based on the extension of broadband coverage, with the goal of covering more than 95% of Europe with 4G by 2018, to respond to customer concerns about the quality of the network, both when traveling and within buildings, relying on the frequency portfolio quality. Orange therefore obtained in 2015 new 4G frequencies in France and in Poland. Moreover, the deployment of 4G+, with data rates twice as fast as 4G, has begun in France. In Africa and in the Middle East, the total number of Orange mobile customers increased by 13% in 2015, reaching 110 million customers at the end of the year. The Group continues to invest significantly in territorial coverage, with a particular emphasis on the continued deployment of broadband networks. Orange also obtained new frequencies in Cameroon and in Ivory Coast in 2015.

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Continuation of network modernization

In anticipation of the future needs of its customers, the Group is transforming the design of its networks to make them more agile and automatically adaptable. Orange is thus continuing to drive the transition of its networks towards all-IP, the Cloud and the virtualization of networking functions, with the goal of being able to make them programmable in real time and dynamically, based on the evolution of traffic and needs. The Group is also preparing for the introduction of 5G, adapted to the new uses of mobile Internet and the Internet of Things. These changes will also allow the Group to reduce the cost structure of its networks, as well as their CO2 emissions. For more information, see Section 3.2.1 Network.

An enriched content experience

The quality of the Group’s networks, particularly in high-speed broadband, allows it to support the development of uses and respond to customer demands by offering a multi-screen experience. The development of uses is also based on access to quality content. In this area, the Group’s content strategy consists in strengthening its role as a distributor by focusing on content aggregation: choosing, highlighting, packaging and offering attractive content meeting customer expectations in a simple and fluid manner. For more information, see Section 3.1.8.2 Shared Services - Content.

2 . Reinventing the customer relationship

The relationship with the customer is a key success factor, thanks to the direct link with the end-customer, especially when facing competition from OTT platforms. The Group aims therefore to have an impeccable relationship with its customers, thanks in particular to:

- the power of the Orange brand;

- the simplification of customer journey by limiting the number of steps and intermediaries;

- the improvement of the customer experience.

Brand identity

Orange has a strong brand and decided, as part of the Essentials2020 strategic plan, to transform its visual identity to better reflect its desire to be more attentive to its customers. This change is already in place at Orange Business Services, as well as in seven countries in which the Group operates (France, Spain, Poland, Romania, Luxembourg, Moldova and Jordan). In addition, the adoption of the Orange brand will be effective in two new countries starting in 2016 (Belgium and Egypt). For more information, see Section 3.4.2 The Orange Brand.

Unified customer journey

With the rise of the Internet and smartphones, mobile phone has become the entry point for sales and services, leading the Group to optimize the interconnection of its physical sales areas and reconsider their role. Customers desire more autonomy, speed and constant connection through their smartphones, which are becoming the main contact point through the customer area Orange et Moi. Physical stores can then concentrate on more sophisticated tasks such as advising customers on more complex operations. The previous logic of proximity, valid for physical stores, gives way to a logic of excellence of service, provided in larger and more welcoming stores that are organized by theme: home, family, work, wellness, entertainment. Smart Stores are thus integrated into a unified physical-digital approach. 2015 saw the opening of the first 21 Smart Stores in Romania, France, Poland, Moldova, Jordan and Tunisia.

Improvement of the customer experience

Customer Experience Management (CEM) tools allow services to be better targeted based on customer uses. The purpose of these tools is to reconstruct the history of a customer’s relationship with Orange, regardless of their contact points, in order to better know the customer and propose customized solutions that correspond to his needs and expectations. Orange deployed CEM tools in France and Spain in 2015, as well as in Africa (Mali, Egypt, Cameroon). At the start of 2016, rollouts were underway in Slovakia and Poland, and five other countries should join them soon (Jordan, Tunisia, Nigeria, Ivory Coast, Senegal).

3. Building a people-oriented and digital employer model

Orange wants to be a company to which all employees, men and women, are proud to belong. Convinced that a positive customer experience is founded on a quality employee experience, the Group aims to have 90% of its employees recommend Orange as an employer at the end of Essentials2020 strategic plan. In order to measure employee satisfaction, a pledge of economic performance, Orange has introduced an employee satisfaction plan with a bi-annual survey in France and annually outside of France.

A recognized policy of developing human resources

Orange’s ambition to build a people-oriented and digital employer model has already materialized, thanks to the Top Employer certification it received in 17 countries from the Top Employers Institute. This certification awards actions implemented in each of these countries in the areas of professional growth, training and skills development. After receiving the Top Employer Europe certification in March 2015, the Group was also named Top Employer Africa in early 2016.

Orange’s employees, first ambassadors of the company

The tools and services developed by Orange allows employees to broaden their expertise and become the company’s most important ambassadors to customers. 2015 saw the European launch of 4G for All, to provide all employees with a smartphone and a professional 4G contract.

Development of collective agility

The use of digital tools by Orange employees will help develop skills and cross-fertilization between business activities, encourage engagement within the Group and contribute to the quality of the work environment. 2015 was marked by the launch of a new social network inside the group called Plazza, destined to facilitate exchanges and collaborative work between Orange employees in 17 countries.

Fostering individual commitment

The granting of 5% of Orange’s share capital to employees helps encourage their commitment and participation in the company’s life. Orange aims to continue developing this form of employee shareholding, and a stock option plan for employees, Orange Ambition 2016, was approved by the Board of Directors on the October 21, 2015 for 11.5 million shares.

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4. Accompanying the transformation of business customers

The digital transformation opportunities, efficiency and growth, are profoundly transforming the activities, organization, tools (customer and employee relations) and the processes of businesses. In this context, Orange is positioned as a trusted partner to support companies in their digital transformation. To this end, the Group is attentive to the needs and specifics of each of its customers’ industries, business lines, processes and security constraints, from SMEs to multinationals. As part of its Essentials2020 plan, Orange’s objective is to increase the share of IT services in the Orange Business Services revenue mix by 10 percentage points by 2020.

The Group will focus on four key areas, in addition to its traditional role as a supplier of connectivity:

- providing digital solutions to allow work tools to become more mobile, more connected and more collaborative. Orange intends to become a leader in the integration of mobile solutions into work stations;

- improving business line processes, particularly through applications and connected objects, which provide companies with new possibilities;

- supplying multinationals with private and hybrid Cloud solutions, an area in which Orange wants to be the leader in France. Cloud services are an essential tool to bring agility and flexibility to companies (virtualization, systems integration, business applications, API, building blocks for connected objects, Big Data and analytics);

- security solutions for the protection of all areas of companies vital activities, an increasingly important point today: infrastructures, the company’s strategic data and interactions with its customers (website, order taking and customer management tools).

2015 saw the development of the IT and integration services. For more information, see Section 3.1.8 Enterprise.

5. Diversifying by capitalizing on its assets

Orange focuses on two areas where it can capitalize on its assets and gain legitimacy in its customers’ eyes in order to develop new sources of growth: connected objects and mobile financial services. The Group has set the goal to surpass one billion euros in revenues in these two new business lines by 2018.

Connected objects and mobile financial services have fundamentally transformed customers daily life, and Orange believes it can provide a real value-added service to customers in these areas. These services require richer connectivity and offer numerous synergies with the Group’s main assets: customer relationships, digital expertise, both physical and digital distribution power, capacity for innovation, brand strength (building confidence and trust with clients), networks and international presence.

Connected objects

The Group wants to be present across the entire value chain of connected objects:

- the distribution of connected objects;

- the supply of value-added services around those objects, particularly in the health and wellness field or in the connected home field;

- and the management of data from these connected objects, in particular using Datavenue, its open intermediation platform.

2015 was marked by two Group initiatives in this area:

- Orange acquired a stake in Actility, a French start-up, pioneer in the Internet of Things, which provides operators with platforms for the use of narrowband networks for the deployment and interconnection of connected objects. For Orange, this means exploring and preparing solutions for the management of connected objects and data using innovative technological models;

- the Group announced the progressive rollout of a network for the Internet of objects using the LoRa (long-range) technology throughout France. Orange is thus contributing to the creation of an interconnected ecosystem based on LoRa and narrowband technology for the Internet of managed objects.

Mobile financial services

Mobile customers want to make more and more payments on the go, in a simple and fluid manner using their smartphones. In 2015, Orange continued its development in several areas:

- financial services with the development of Orange Money in Africa and Orange Finanse in Poland;

- mobile payment using contactless payment through NFC technology in Europe and the contactless payment application Orange Cash, launched in Spain and further developed in France;

- in the mobile banking area, which offers significant growth prospects, and where the Group concentrated its efforts in 2015. In order to launch an expanded mobile banking service in its largest European markets, the Group entered into exclusive negociations with Groupama in January 2016 to accelerate the development of an innovative and 100% -mobile Orange Banque solution starting in early 2017 in both France and Spain. This partnership aims to create a new banking model that will allow Orange to complete its diversification into banking services and Groupama to strengthen its online banking activities.

The growth perspectives for mobile financial services are significant, not only in Europe but also in Africa, where the mobile penetration rate is much higher than the percentage of people with bank accounts in most of the countries. Orange’s customer base on the continent is now more than 100 million users, to whom it can propose these new services, which in turn foster customer loyalty. In Africa and in the Middle East, Orange aims to reach 30 million users with its money transfer and payment services by 2018. In 2015, the number of Orange Money customers grew by 31% year on year (on a comparable basis), for a total of more than 16.4 million users.

A digital, efficient and responsible company

The Group wants to meet its objectives in respect of CSR performance by being an ethical company, respectful of the ecosystem and the environment in which it operates.

Open innovation

To support these new services, Orange continues to innovate, leveraging its own resources and by following an Open Innovation approach. The Group’s ambition is to have supported 500 start-ups worldwide by 2020 through the Group’s Open Innovation programs. For more information, see Section 3.3.1 Research and Innovation.

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Corporate responsibility

In order to respond to the social and environmental challenges related to the ever-greater number of devices (smartphones, tablets, connected objects), as well as to the multiplication of energy consuming uses by consumers, Orange has committed itself to two ambitious objectives: 50% reduction in its CO2 emissions per customer use by 2020 (compared to 2006), and to promote the integration of the circular economy principles within its organization and its processes.

Ambitions

Orange’s strategy, in terms of its core activities and new business areas, aims to generate new growth while maintaining a healthy financial position. Concerning operations, the Group will track several major indicators to assess the implementation of the Essentials2020 plan presented in March 2015:

The first two indicators are global indicators that reflect the core ambition of Essentials2020 concerning customers’ digital experience:

- a leadership indicator in terms of customer recommendations, as evidenced by the Net Promoter Score or NPS. This commonly used metric encompasses all of the plan’s drivers. Orange wants to become number 1 in NPS for three out of four customers by 2018, and to remain so;

- an indicator that measures the power of the Orange brand: the Brand Power Index. Orange is aiming for continuous improvement in this indicator across its markets by 2018 through the new brand identity and especially as a result of the proof it will provide customers concerning their improved digital experience.

Beyond this, Orange has one ambition per driver:

- for the first driver on richer connectivity, Orange has set an ambitious objective of tripling the average data speeds of its customers on its fixed and mobile networks by 2018 compared to 2014;

- for the second driver on the customer relationship, Orange is aiming for 50% digitization of interactions with its customers by 2018;

- for the third driver on the people-oriented and digital employer model, Orange has chosen an indicator identical to that chosen for its customers, based on recommendation. Orange is aiming for 9 employees out of 10 to recommend Orange as an employer by 2018;

- for the fourth driver on the Enterprise market, Orange has chosen to measure the success of the transformation of its Enterprise business model towards IT services. The Group aims to raise the share of IT services in the Orange Business Services revenue mix by 10 points by 2020;

- for the last driver, the selected indicator will measure the success of diversification into new services, with connected objects and mobile finance services. The objective is for these new services to contribute more than one billion euros to the Group’s revenues in 2018.

Financial objectives

On the financial side, see section 4.5 Outlook, and 4.6 Dividend distribution policy.

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2.4  Risk factors

In addition to the information contained in the present Registration Document, investors should carefully consider the risks outlined below before deciding whether to invest. The Company’s view at the date of this Registration Document is that these risks could have a material negative impact on the business, financial position or profits of Orange and/or its subsidiaries. In addition, other risks and uncertainties, as yet unidentified or, as of the date of this Registration Document, not currently considered to be material by Orange, could have similar negative impacts. Investors could lose all or part of their investment if these risks materialize.

The risks described in this Chapter concern:

- risks relating to Orange’s business activities (see Section 2.4.1);

- risks of a legal nature (see Section 2.4.2);

- financial risks (see Section 2.4.3).

In each section, risk factors are presented in diminishing order of importance, as determined by the Company at the date of filing the current Registration Document. Orange may change its view of their relative importance at any time, particularly if new external or internal facts come to light.

Several other sections of this Registration Document also discuss risks in some detail:

- for risks related to Orange’s general strategy, see Section 2.3 Orange’s group strategy;

- for risks relating to regulations and regulatory pressure, see Section 2.2 Regulations and Note 14 Litigation to the consolidated financial statements (Section 4.1);

- for risks relating to litigation involving the Group, also see Note 14 Litigation to the consolidated financial statements as well as Section 4.4 Recent events;

- for risks relating to the vulnerability of the technical infrastructure and environmental risks, see Section 5.6.2 Environmental information;

- for financial risks, see:

-  Notes 6, 7 and 9 to the consolidated financial statements for asset impairments,

-  Note 10.7 to the consolidated financial statements for derivatives,

-  Note 11 Information on market risks and fair value of financial assets and liabilities to the consolidated financial statements for the management of interest rate risk, currency risk, liquidity risk, covenants, credit risk and counterparty risk and equity market risk.

The guidelines for managing interest rate, foreign exchange and liquidity risks are set by the Treasury and Financing Committee. See Section 5.2.3.3 Executive Committee and Group governance committees:

- for the insurance plan, see Section 5.4.6 Insurance;

- more generally, risk management policies throughout the Orange group are discussed in the Chairman’s Report on governance and internal control. See Section 5.4 Risk management.

2.4.1    Operational risks

Operational risks mainly include risks related to the telecommunications sector, risks related to strategy and the economic environment and risks relating to human resources.

The rapid growth in broadband use (fixed or mobile) allows global players of the Internet sector the opportunity to establish a direct link with telecommunications operators’ customers, thus depriving the latter, including Orange, of a share of their revenues and margins. If this phenomenon continues or intensifies, it could seriously impair the financial position and outlook of the operators.

The increased use of networks for value-added services has led to the emergence of new powerful players, the Over The Top providers (OTT). Competition with these players to control customer relations is growing and could erode the operators’ market position. This direct relationship with customers is a source of value for operators and to lose part or all of it to new entrants could affect revenues, margins, the financial position and outlook of telecommunications operators like Orange.

In response, Orange has adopted a strategy aimed at making significant investments to increase the capacity of its transport and aggregation networks and to set itself apart based on the quality of the high-capacity broadband service offered; and supplying more innovative and attractive communication services.

There is, however, no guarantee that this strategy, and particularly the innovative nature of certain investments, will be sufficient to offset the pressure from new entrants. With no assurance of profitability on these investments, the financial position and outlook of Orange could be affected.

Orange may be held liable for the loss, release, unauthorized disclosure to third parties or inappropriate modification of customer data. Its liability may also be triggered or its reputation damaged by its Internet access and hosting services.

Orange’s activities may trigger the loss, disclosure, unauthorized communication to third parties or inappropriate modification of the data of its customers or the general public, particularly their banking details, which are stored on its infrastructure or carried by its networks.

These losses could arise (i) from the accelerated implementation of new services or new applications, for example those relating to billing and customer relationship management, (ii) from the launch of new activities in the field of connected objects, (iii) from malicious acts (including cyber attacks) particularly aimed at the theft of personal data or (iv) possible negligence within Orange or the Group’s outsourcing partners.

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Moreover, Orange may in some countries be obliged to disclose personal data to third parties under legal regimes that fail to offer the same protection as France, which could damage the Company’s reputation and brand.

Recourse to liability proceedings is facilitated in a number of countries by legislation that has strengthened operators’ obligations, and it could become even easier in the future should the legislation become more stringent.

Such incidents could have a considerable impact on the Group’s reputation and a heavy impact on its liability, including its criminal liability and hence have an adverse impact on the Group’s future profits.

Orange is exposed to the risk of an interruption of its networks and services following cyber attacks, sabotage, outages or human errors affecting critical hardware or software, malfunctioning of network equipment, failure of a key supplier or network saturation.

Damage or interruptions to the service provided to customers may occur following cyber attacks (on networks and IT systems), outages (hardware or software), human errors or sabotage of critical hardware or software, failure of a critical supplier, or if the network in question does not have sufficient capacity to meet the growing usage needs, or during the implementation of new applications or software.

Among these risks of interruption, telecommunications operators are especially exposed to malicious actions and cyber attacks because of the vital nature of telecommunications in the functioning of the economy. Despite the steps taken by Orange to protect its network, the growing frequency of such attacks increases the risk of an interruption to its services.

As a result of the rationalization of the network based on the implementation of all-IP technologies, the increase in the size of the service platforms and the relocation of equipment into fewer buildings, such service interruptions may in the future affect a greater number of customers and more than one country simultaneously.

Although impossible to quantify, the impact of such events could seriously damage the Group’s reputation, trigger its liability and result in a reduction of traffic and hence revenue affecting its profits and outlook. If they were to occur on a nationwide or multinational scale, they might also create a crisis potentially affecting the security of the countries concerned.

The technical infrastructure belonging to telecommunications operators are vulnerable to damage or interruptions caused by natural disasters, fires, wars, acts of terrorism, intentional damage, malicious acts, or other similar events.

A natural disaster or other unforeseen incidents affecting Orange’s installations could cause significant damage generating high repair costs. In most cases, Orange has no insurance for damage to its lines and must assume the full cost of the repairs itself. Furthermore, the damage caused by such major disasters may have more long-term consequences resulting in significant expense for Orange and which would harm its image, results and outlook. In addition, weather phenomena associated with climate change may increase the seriousness of disasters and of the damage caused.

The scope of Orange activities and the interconnection of the networks mean that the Group is highly exposed to the risk of fraud, which could reduce revenues and margins and damage its image.

As all operators, Orange is subject to various fraud issues which can affect the Company or its customers. Moreover, with technologies and networks becoming increasingly more complex and the accelerated implementation of new services or new applications relating notably to billing and customer relationship management, new types of fraud which are more difficult to detect or combat could also develop. Orange’s revenues, margins, quality of service and reputation could be affected.

Part of the Group’s Essentials2020 strategic plan is the development of mobile financial services which are likely to generate new risks inherent to the banking business or increase the potential impact of current risks.

Besides the operational risks that accompany any service, the aims of developing a business in mobile financial services exposes the Group to risks including money laundering, terrorist financing and non-compliance with economic sanction programs. In addition, the previously mentioned risks of fraud, cyber attack, loss, unauthorized disclosure or communication of customer data and interruption to services could be particularly acute when they affect banking services.

Furthermore, the Group could face a risk of non-compliance with banking regulations via its entities which will have the status of regulated institutions.

If these risks materialize, they could have an impact on the Group’s financial position, completion of its strategy and image.

The massive number of employees retirements that will occur in France by 2020 creates the risk of a skills shortage which could affect the Group’s ability to carry out its projects and development strategy.

The accelerating pace of retirements during the next few years, particularly in Orange France, may mean the Group risks a shortage of skills in certain specialties if it cannot replace retirees with newly recruited or trained qualified personnel. In these circumstances, Orange’s results and outlook could be affected.

Much of Orange’s revenue is earned in mature countries or businesses where intense competition among operators to offer attractive prices and convergent offers could erode profitability or market share.

The main markets in which Orange operates are mature or even saturated. Orange therefore faces extremely tough competition, initially on prices but also on the capacity to deliver convergent offers (fixed, mobile and high-speed broadband), particularly with the recent emergence of cable operators such as Numericable in France after its takeover of SFR.

In response, Orange has chosen to make significant investments in innovation and continue to conduct a transformation and fixed cost reduction policy. It has also adjusted its asset portfolio by acquisitions (such as Jazztel in Spain) and disposals (such as its EE stake in the UK). Orange has also committed to developing new activities such as mobile financial services and connected objects.

If Orange is unable to successfully implement this strategy, it could suffer a loss of market share and/or shrinking margins. The same could occur in the event of a consolidation not involving the Group in a market where it operates.

For more information on competition, see Chapter 3 Overview of the Group’s business.

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Against the background of consolidation in the European telecommunications sector, Orange has in the past and is likely in the future to make significant acquisitions that could raise integration risks.

In 2015, the Group contributed to integration of the European industry by acquiring Jazztel. If Orange should make other significant acquisitions as the sector continues to consolidate it could face a risk of difficulties in integrating newly acquired entities or businesses that could have a material impact on its margins and profits.

Orange is relying on sources of growth in the countries where the Company has invested. Investments already made may fail to bring the expected returns, and may even generate unexpected commitments and the Group could be faced with increased country risk, including from corruption. The Group’s results, outlook and image could be impacted.

The Group’s growth partly depends on its activities in regions of the world undergoing rapid economic development. Orange has thus invested in telecommunications companies located in the Middle East and in Africa. Political instability or changes in the economic, legal or social landscape in these regions may call into question the outlook on profits held when these investments were made. International economic sanctions imposed on these countries could also have an impact on the value of these investments.

In addition, these geographical areas can pose difficulties or specific risks related to internal controls or non-compliance with applicable laws and regulations, such as anti-corruption rules. Despite the Group’s drive to strengthen its anti-corruption policy, corruption cases could occur, which could have an adverse impact, particularly on the Group’s image.

Other geographical areas where the Group operates, including central and eastern Europe, are also exposed to risks of geopolitical instability and non-compliance with applicable laws and regulations which could threaten the outlook on profits held when these investments were made.

If the expected growth in revenues from these various geographical areas was not achieved or if Orange was not able to render them profitable, the Group’s financial position and results could be affected.

Exposure to electromagnetic fields from telecommunications equipment raises concerns for possible health adverse effects. Perceptions of this risk could worsen or a deleterious effect may one day be scientifically established, which would have negative consequences for the business and results of operators such as Orange.

In many countries, concerns have been raised regarding the possible health risks linked to exposure to electromagnetic fields from telecommunications equipment (primarily mobile handsets, mobile antennas, WiFi).

Although the health authorities have thus far found no health risks from exposure to electromagnetic fields below the limits recommended by the specialist international commission (ICNIRP), Orange cannot predict the conclusions of future scientific research or studies by international organizations and scientific committees called upon to examine these issues. If health risks are eventually scientifically demonstrated, there would probably be a resulting decline in the use of mobile telecommunications services, difficulties and additional expense in rolling out mobile antennas and wireless networks and an increase in litigation.

In the absence of scientific certainty, public authorities have nevertheless introduced strict regulations and health authorities have issued various precautionary usage measures. These regulations have tended to become more stringent over time and this trend could continue. The same is true of cases where various courts have ordered operators to dismantle mobile antennas and compensate neighbors. Such cases could increase in number. The regulatory and case law developments could lead to a reduction in coverage zones, deterioration of the quality of service and customer dissatisfaction, as well as a slowdown in the roll-out of mobile antennas and an increase in the costs of network roll-outs, which could have a significant impact on the Orange brand and the Group’s results and financial position.

The perception of risks by the public or employees could also lead to a decrease in the number of customers and lower consumption by customers, as well as an increase in lawsuits or other consequences including, in particular, opposition to the construction of or even the existence of mobile antennas.

For further information, see Section 5.6.3.7 Health and safety of customers.

If a new global financial crisis were to erupt in future, its impact on the economy could depress consumption and materially affect Orange’s business and results.

If a new financial crisis struck global markets, the macroeconomic situation could deteriorate, depressing household spending and business activity, which could materially affect Orange’s revenue and profits.

For further information on the impact of the economic situation on the Orange group, see also financial risks in Section 2.4.3 below.

In 2009, Orange was faced with a major workforce crisis in France. Since 2010, the Group has implemented an ambitious human resources program to respond to this crisis. However, factors internal or external to the Group, such as the difficult economic context could hinder the successful implementation of this program and thus have a material impact on the Group’s image, operations, and results.

In 2008 and 2009, the Group was faced with a major crisis relating to psycho-social risks and anxiety at work, the effects of which continued after this period. Despite many measures taken since under the Orange People’s Charter and continuous monitoring in place, the project may fail to achieve the expected results and the crisis may re-emerge, affecting the Group’s image, its operations and its results. Although the Group believes that the cost of implementing such projects should be more than offset for by the benefits to the Company and its employees, this project could however come into conflict with certain cost-cutting plans.

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2.4.2    Legal risks

Orange operates in highly regulated markets, where its flexibility to manage its business is limited. Orange’s business activities and results could be materially affected by legislative, regulatory or government policy changes.

In most countries in which it operates, Orange must comply with various regulatory obligations governing the provision of its products and services, primarily relating to obtaining and renewing telecommunication licenses, as well as to oversight by authorities seeking to maintain effective competition in the electronic communications markets. Furthermore, in certain countries Orange faces regulatory constraints as a result of its historically dominant position in the fixed-line telecommunications market, in particular in France and Poland.

Orange’s business activities and operating income may be materially adversely affected by legislative, regulatory or government policy changes, and in particular by decisions taken by regulatory or competition authorities in connection with:

- amendment or renewal on unfavorable conditions, or even withdrawal of fixed-line or mobile operator licenses;

- conditions governing network access (primarily those in connection with roaming or infrastructure sharing);

- service rates;

- the introduction of new taxes or increases to existing taxes for telecommunications companies;

- consumerism legislation;

- merger policy;

- regulations affecting operators of competing sectors, such as cable;

- regulations governing data security;

- regulation of banking and electronic payments and any similar regulations requiring compliance such as laws and rules on economic sanctions.

Such decisions could materially affect the Group’s revenues and results.

For further information on risks related to regulations, see Section 2.2 Regulations.

Orange is continually involved in legal proceedings and disputes with regulatory authorities, competitors, or other parties. The outcome of such proceedings is generally uncertain and could have a material impact on its results or financial position.

Orange believes that, on a general basis and in all countries in which it is present, it complies with all the specific regulations in force, as well the conditions governing its operator licenses. However, the Company is not able to predict the decisions of oversight and legal authorities who are regularly asked to rule on such issues. Should Orange be ordered to pay damages or a fine due to the non-respect of a given regulation in force by the relevant authorities in a country in which it is present, the Group’s financial position and results could be adversely affected.

In addition, Orange - particularly in France and Poland - is frequently involved in legal proceedings with its competitors and with the regulatory authorities due to its preeminent position in certain markets and the complaints filed against Orange may be very substantial. In the past, fines of several tens of millions of euros and even several hundreds of millions of euros were imposed on the Group for concerted practices or for abuse of a dominant position, such as the 350 million euro fine imposed on December 17, 2015, by the French competition authorities for illicitly stifling competition in the “enterprise” market since the 2000s. Finally, the Group may be the object of substantial commercial lawsuits with potentially very significant penalties. The outcome of lawsuits is inherently unpredictable.

In the case of proceedings involving European competition authorities, the maximum fine provided for by law is 10% of the consolidated revenues of the company at fault (or the group to which it belongs, as the case may be).

The main proceedings involving Orange are detailed in Note 14 Litigation to the consolidated financial statements as well as Section 4.4 Recent events. Developments in or the results of some or all of the ongoing proceedings could have a material adverse impact on Orange’s results or financial position.

The profitability of certain investments and Orange’s strategy in certain countries could be affected by disagreements with its partners in companies that it does not control.

Orange operates some of its businesses through companies that it does not control. Articles of incorporation or agreements for some of these activities require that some major decisions, such as the approval of business plans or timing and size of dividends, need approval from the different partners. Should Orange and its partners disagree regarding these decisions, the profitability of these investments, their contribution to Orange’s results and the strategy pursued by Orange in the countries in which these companies are located, could be adversely affected.

23% of Orange’s capital is owned by the French public sector, which could, in practice, allow it to determine the outcome of votes at Shareholders’ Meetings.

At December 31, 2015, the French public sector held 23% of Orange’s capital through the French government which directly owned 13.4% of the shares and voting rights, and Bpifrance Participations (formerly the FSI) which holds 9.6% of shares and voting rights. As of April 3, 2016, it has double voting rights on its registered shares as the Florange law of March 29, 2014 comes into force (see Section 6.2.1 Distribution of capital and voting rights). Moreover, the French public sector has three representatives on the Board of Directors out of a total 15 members. On February 18, 2016, the French State and Bpifrance Participations signed a new shareholders’ agreement to act jointly. Since there are no other significant shareholder groups, the public sector could, in practice, determine the outcome of votes on issues that require a simple majority at Shareholders’ Meetings and exercise a veto over issues requiring a two-thirds majority (see Section 6.2 Major shareholders). The public sector could, for instance, veto a proposed merger with another operator or a takeover bid on Orange.

ORANGE / 2015 REGISTRATION DOCUMENT - 36

2.4.3    Financial risks

Liquidity risk

Orange’s results and outlook could be affected if the terms of access to capital markets become difficult.

Orange raises most of its finance from capital markets (particularly the bond market), which are heavily influenced by the evolution of the economic environment. A new financial crisis could restrict or make significantly more expensive Orange’s access to its usual sources of finance through a rise it the spreads it pays on its borrowings.

Also, concerns persist regarding the consequences of the Basel III and Solvency II regulations, which seek to strengthen the capital held by banks and insurance companies, respectively. Banks are reducing their outstanding loans forcing companies to increase funding obtained on bond markets, which is Orange’s main source of financing. The tightening of prudential rules in the finance sector could reduce companies’ access to financing or refinancing from the bond market or bank loans necessary for their business, even for first-rate borrowers or issuers such as Orange. Any inability to access the financial markets and/or obtain financing on reasonable terms could have a material adverse effect on Orange. The Group could, in particular, be required to allocate a significant portion of its available cash to service or pay off debt, to the detriment of investment or compensation for shareholders. In any case, Orange’s results, cash flows and, more generally, financial position and flexibility may be adversely affected.

See Note 11.3 Liquidity risk management to the consolidated financial statements, which sets out, in particular, different financing sources available to Orange, the maturity on its debt and changes to its rating, as well as Note 11.4 Management of covenants, which contains information on the limited commitments of the Orange group in relation to financial ratios and in the event of default or material adverse change.

Interest rate risk

Orange’s business activities could be adversely affected by interest rate fluctuations.

In the normal course of its business, Orange obtains most of its funding from capital markets (particularly the bond market) and a small part from bank loans.

Since most of its debt is at a fixed rate, Orange has limited exposure to increases in market interest rates. Of course the Group is still exposed to interest rate increases for future financing.

To limit exposure to interest rate fluctuations, Orange from time to time makes use of financial instruments (derivatives) but cannot guarantee that these transactions will completely limit its exposure or that suitable financial instruments will be available at reasonable prices. In the event that Orange cannot use financial instruments or if its financial instrument strategy proves ineffective, cash flows and earnings may be adversely affected.

In addition, hedging costs stemming from interest rate fluctuations could, generally, increase in line with market liquidity and banks’ positions.

The management of interest rate risk and an analysis of the sensitivity of the Group’s position to changes in interest rates are set out in Note 11.1 Interest rate risk management to the consolidated financial statements.

Credit-rating risks

If Orange’s credit rating is downgraded or placed under surveillance, or its outlook is revised, by rating agencies, its borrowing costs could increase and in certain circumstances the Company’s access to the capital it needs could be limited.

Orange’s credit rating is partly based on factors over which it has no control, namely conditions affecting the telecommunications industry in general or conditions affecting certain countries or regions in which it operates, and can be changed at any time by the rating agencies.

The Group’s financial rating and its outlook have been downgraded in 2012, 2013 and 2014. The rating may be revised again at any time in light of evolving economic circumstances, or following a downturn in the Company’s results or performance or simply due to a change in rating agencies’ perceptions of these factors, which would have a material adverse effect on its results and financial position.

Risk of asset impairment

Orange has booked substantial amounts of goodwill following its acquisitions. Under accounting standards, impairment losses have in the past and may again in the future be recorded against goodwill and other assets in Orange’s accounts, including those of Orange SA, which could reduce its ability to pay dividends. Orange’s results and financial position could also be affected by the downturn in equity markets in relation to disposal of its subsidiaries.

At December 31, 2015, the gross value of goodwill recognized by Orange following its acquisitions was 32.6 billion euros, not including impairment losses on the goodwill of associates.

The values in use of the businesses, which are most of the recoverable amounts and which support the book values of long-term assets including goodwill (and investment securities in the statutory financial statements) are sensitive to the valuation method and the assumptions used in the models. They are also sensitive to any change in the business environment that is different to the assumptions used. Orange recognizes assets as impaired if events or circumstances occur that involve material adverse changes of a permanent nature affecting the economic environment or the assumptions and targets used at the time of the acquisition.

Over the past five years, Orange recognized significant impairment losses in respect of its interests in Poland, Egypt, Romania and Belgium, in particular. At December 31, 2015, the cumulative amount of impairment of goodwill on continuing operations was 5.5 billion euros, not including impairment losses on the goodwill of associates.

New events or adverse circumstances could conduct Orange to review the present value of its assets and to recognize further substantial impairment losses that could have an adverse effect on its results.

In addition, in the case of disposals or listings on a stock exchange, the value of certain subsidiaries could be affected by changes in the stock and debt markets.

For further information on the impairment of goodwill and recoverable amounts (particularly key assumptions and sensitivity), see Notes 6 Goodwill, 7 Other intangible assets and property, plant and equipment and 9 Interests in associates and joint ventures to the consolidated financial statements and Section 4.3.2.2 From Group Reported EBITDA to operating income.

ORANGE / 2015 REGISTRATION DOCUMENT - 37

Credit risk and/or counterparty risk on financial transactions

The insolvency or deterioration in the financial position of a bank or other institution with which Orange has a financial agreement may have a material adverse effect on the Company and its financial position.

In the normal course of its business, Orange makes use of derivatives to manage exchange rate and interest rate risks, using financial institutions as counterparties. cash collateral is lodged with all bank counterparties with which the derivatives are contracted. Nevertheless a residual credit risk may remain if one or more of these counterparties defaults on its commitments.

Moreover, Orange may in future have difficulties to using its 5.7 billion euro undrawn syndicated credit facility, whose main maturity date is 2018, if several of the banks with which the derivatives are contracted faced liquidity problems or could no longer meet their obligations.

Finally, its cash management investments expose Orange to counterparty risk if the financial institutions where it has invested should go bankrupt. See Note 11.5 Credit risk and counterparty risk management to the consolidated financial statements.

The international banking system is such that financial institutions are interdependent. As a result, the collapse of a single institution (or even rumors regarding the financial position of one of them) may increase the risk for the other institutions, which would increase exposure to counterparty risk for Orange. Orange’s positioning in regulated activities in the banking sector focuses this risk on certain Group entities.

For customer-related credit and counterparty risk, see Note 11.5 and Note 3.3 Trade receivables to the consolidated financial statements.

Foreign exchange risk

Orange’s results and cash position are exposed to exchange rate fluctuations.

In general, currency markets remained highly volatile during 2015 and at the start of 2016, increasing uncertainty over exchange rate changes.

The main currencies in which Orange is exposed to a major foreign exchange risk are the Polish zloty, the Egyptian pound, the US dollar and the British pound sterling. Fluctuations from one period to the next in the average exchange rate for a given currency could have a material effect on the revenues and expenses in this currency, which would in turn have a material effect on Orange’s results. In addition to the main currencies, Orange operates in other monetary zones, including certain emerging countries (African countries). A fall in the currencies of these countries would have an adverse effect on the Group’s consolidated revenues and results. Based on 2015 data, the theoretical impact of a 10% fall against the euro in the main currencies in which the Group’s subsidiaries operate would have cut consolidated revenues by 854 million euros (-2%) and Reported EBITDA by 194 million euros (-2%).

Finally, as a result of focusing its development strategy on emerging countries, the share of Group business exposed to foreign exchange risk is likely to rise in the future.

When preparing the Group’s consolidated financial statements, the assets and liabilities of foreign subsidiaries are translated into euros at the closing rate. This translation could have a negative impact on the consolidated balance sheet, assets and liabilities and equity, for potentially significant amounts, as well as on net income in the event of disposal of its subsidiaries.

Orange manages the foreign exchange risk on commercial transactions (stemming from operations) and financial transactions (stemming from financial debt) in the manner set out in Note 11.2 to the consolidated financial statements.

Notably, Orange makes use of derivatives to hedge its exposure to foreign exchange risk but cannot guarantee that suitable hedging instruments will be available at reasonable prices.

To the extent that Orange had not used hedging instruments to hedge part of this risk, its cash flows and results could be affected.

See Notes 10.7 Derivatives instruments and 10.8 Cash flow hedges to the consolidated financial statements.

Equity risk

Future public sector disposals of Orange shares could affect the share price.

At 31 December 2015, the French public sector held 23% of Orange’s capital, after the disposal of 1.9% in 2014 and a further 2% in July 2015 (see Section 6.2 Major shareholders). If it decided to continue reducing its stake in Orange, such a disposal, or the perception that such a disposal was imminent, could have an adverse effect on the share price.

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3. Overview of the Group’s business

3.1	Overview of business	40
3.1.1	France	40
3.1.2	Spain	45
3.1.3	Poland	49
3.1.4	Belgium and Luxembourg	53
3.1.5	Central European countries	56
3.1.6	Africa and the Middle East	62
3.1.7	Non-controlling equity interests	72
3.1.8	Enterprise	72
3.1.9	International Carriers & Shared Services	75
3.2	Network and real estate	77
3.2.1	Network	77
3.2.2	Real estate	82
3.3	Research and innovation	82
3.3.1	Research and innovation	82
3.3.2	Open innovation	83
3.3.3	Private Equity	83
3.4	Patents and trademarks	84
3.4.1	Patents	84
3.4.2	The Orange brand	84
ORANGE / 2015 REGISTRATION DOCUMENT - 39

This Chapter contains forward-looking statements about Orange, particularly Section 3.1 Overview of Business. These forward-looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from the results anticipated in the forward-looking statements. The most significant risks are detailed in Section 2.4 Risk factors. Please also consult information under the heading Forward-looking statements at the start of this document.

3.1  Overview of business

The Group’s business is presented in the Registration Document under the following operating segments: France, Spain, Poland, Belgium and Luxembourg, Central European countries, Africa and Middle East, Enterprise, International Carriers & Shared Services. Unless otherwise indicated, the market shares indicated in this Chapter correspond to market shares in terms of volume.

3.1.1    France

3.1.1.1   The Telecom Services Market

Key macroeconomic indicators

	2015	2014	2013
Population (in millions)	66.4	65.9	65.6
Households (in millions)	28.9	28.7	28.5
GDP growth (in %)	+1.2%	+0.2%	+0.7%
GDP per capita (PPA, $)	41,222	40,538	39,979
Change in household consumption (in %)	na	+0.6%	+0.4%

Source: IMF October 2015 - INSEE.

In 2015, the French economy grew more than in 2014 (+1 percentage point).

Revenues from telecom services (in billions of euros)

Source: Arcep (year-on-year cumulative to Q3 of each year).

Number of customers (in millions)

Source: Arcep (Survey of Q3 of each year).

Telecommunications operators’ revenue totaled 32.8 billion euros year-on-year at the end of the third quarter of 2015, down by 3.0% in one year (source: Arcep, Q3 2015). While fixed narrowband revenues continued their downward trend as a result of the constant decline in line numbers, fixed broadband revenues continued their growth due to the increasing number of accesses. First observed in 2011, the decline in revenues from mobile services came to a halt, as the retail market price reduction trend dissipated.

Fixed-line telephony market

Telephone contracts (38.7 million at September 30, 2015) have been declining since mid-2010 (down 0.8% year-on-year in the third quarter of 2015). As a matter of fact, the higher number of broadband voice telephone contracts (25.7 million in the third quarter of 2015, up by 1.3 million year-on-year) did not offset the declining number of PSTN subscriptions (-1.5 million year-on-year). As they only have one VoIP contract, fixed-lines (20.4 million at the end of September 2015, up by 0.8 million year-on-year) have held the lion’s share since mid-2012 and have been expanding consistently. This rise was mostly connected to the growth of completely unbundled lines: +360,000 year-on-year, i.e. a total of 11.8 million lines at the end of September 2015 (source: Arcep, Q3 2015).

The number of high speed broadband and broadband Internet accesses was 26.6 million at September 30, 2015, up by 3.6% from September 2014. Broadband lines account for 22.7 million contracts (over 97% via DSL access) and fell by 2.0% year-on-year. The number of high speed broadband contracts reached 3.9 million, up by 1.4 million year-on-year. The growth in the overall number of Internet accesses was entirely driven by the increased number of high speed broadband accesses (source: Arcep, Q3 2015).

Revenue from fixed-line services (telephone and Internet) reached 14.6 billion euros year-on-year in the third quarter of 2015. On the one hand, revenues from narrowband fixed-line services (3.9 billion euros excl. VAT) have shrunk by more than 10% per annum for several years now (-9.6% year-on-year in the third quarter of 2015). On the other hand, revenues from broadband and high speed broadband fixed-line services continued to grow, reaching 10.8 billion euros year-on-year in the third quarter of 2015 and thereby accounting for 74% of the overall revenues from fixed-line services (source: Arcep Q3 2015).

ORANGE / 2015 REGISTRATION DOCUMENT - 40

So-called convergence offers (bundled fixed-line and mobile telephony, Internet access and TV) continue to grow. The spread of Internet access has gone hand-in-hand with the type of Web use fostered by the growth of social networks, TV, as well as music and video downloads.

Mobile telephony market

The number of active SIM cards reached 81.8 million at September 30, 2015, corresponding to a penetration rate of 123.2% of the population (+2.9 percentage points year-on-year). The 2.5 million rise in SIM card numbers year-on-year in the third quarter of 2015 was driven by contracts, up by 2.3 million year-on-year for conventional contracts and 2.1 million for M2M (Machine to Machine) cards. Conversely, the number of prepaid cards fell since mid-2012 and they were down by 1.9 million in the third quarter of 2015 (source: Arcep Q3 2015).

The market of connected objects SIM cards continues to grow. M2M SIM cards are used to connect remotely to devices (vehicle fleet tracking, remote reading of meters, sensors, alarms, remote interventions). The number of M2M cards was 10 million at September 30, 2015. Growth in the third quarter was almost double than in the two preceding quarters (+860,000 cards).

Mobile services generated 14.3 billion euros over 12 rolling months in revenues in the third quarter of 2015, up by approximately 244 million year-on-year (versus a fall of approximately 231 million in Q3 2014). After following a downward trend since mid-2011, revenues from mobile services are now up for the second consecutive quarter (source: Arcep Q3 2015). Outgoing traffic from mobiles is experiencing strong growth since 2012 and stood at 37.0 billion minutes in the third quarter of 2015, up by 3.1% over Q3 2014, corresponding to 1.1 billion additional minutes.

Changes in consumption trends are boosting data services on mobile networks, whose expansion is driven by mobile carriers’ offers which include data services (Internet browsing, mobile TV) and the extension of new generation (3G and 4G) networks. After doubling in each of the previous quarters on a yearly basis, data traffic was up by 76.7% in the third quarter of 2015. Data usage on Internet-only cards was also up sharply (+60.3% year-on-year) and accounted for 7.3% of data traffic (source: Arcep Q3 2015).

The number of SMS and MMS sent (50.6 billion) during the third quarter of 2015, continued to rise (+4.9% year-on-year), but at a slower rate since the beginning of 2013. The number of MMS sent during the quarter exceeded one billion for the first time, and continued to grow at a fast rate (+25.3% in the third quarter of 2015.) MMS accounted for 2% of all personal message exchanges (source: Arcep Q3 2015).

3.1.1.2   The competitive environment

Fixed-line telephony and Internet

Broadband Internet market share

Source: Orange estimates (data as of end-September).

Orange is the leader of the French broadband market, ahead of its competitors Free, SFR/NC and Bouygues Telecom. At end-September 2015, Orange’s market share was 39.9%, like at the end of 2014. Orange is also the market leader in convergence offers, with over 7.0 million customers subscribed to its Open package at the end of 2015. Bouygues Telecom also offers their customers this type of package, while SFR/NC and Free have established a system of discounts given to customers purchasing a mobile plan and a fixed-line broadband package.

High speed broadband

In high speed broadband, Orange is the leader in the rollout of Fiber To The Home (FTTH) networks, with approximately 5.1 million households connectable at end-2015, and market share of 45.6% at end-September 2015.

Mobile telephony

Mobile market share

Source: Orange estimates (data as of end-September).

Orange is the leading player in the French mobile market, ahead of competitors SFR/NC, Bouygues Telecom, Free Mobile and all MVNOs. At end-September 2015, Orange had market share of 34.5% according to its own estimates, down 0.3 percentage points year-on-year.

The year 2015 was marked by the acceleration of the 4G high speed mobile broadband network, with network rollouts and a growing number of 4G subscribers, reaching 8.0 million at end-December 2015 (up by 6.3 million year-on-year). In addition, the mobile contract market segmentation was more marked between entry-level offers dominated by SIM-only deals (no handset and no commitment) and the top end, characterized by subsidies for the purchase of a handset and the

ORANGE / 2015 REGISTRATION DOCUMENT - 41

additional service offers. In the area of subsidized offers, operators have improved their services while adapting their pricing policy in response to the growth of SIM-only deals.

The prepaid market continued to fall sharply. The number of prepaid cards (13.1 million at September 30, 2015) has been declining since mid-2012 (a yearly drop of 1.9 million). Likewise, the number of active prepaid cards was down by 1.2 million compared with the third quarter of 2014 (source: Arcep, Q3 2015). The market for so-called community prepaid cards nevertheless remained very buoyant. Operators accordingly expanded their offers, launching unlimited top-ups and prepaid cards with unlimited validity.

3.1.1.3   Orange France’s activities

Fixed-line telephony and Internet activities

Operating indicators

	2015	2014	2013
Revenues (in billion of euros)	10.9	11.0	11.1
Consumer Services	6.4	6.6	6.9
Wholesale Services	3.9	3.9	3.7
Other Services	0.6	0.5	0.5
Number of telephone lines (in millions)	30.2	30.3	30.3
o/w retail lines	16.3	16.6	17.1
o/w wholesale lines	14.0	13.8	13.2
Number of Internet customers (in millions)	10.8	10.4	10.2
o/w narrowband	0.1	0.1	0.1
o/w broadband	10.7	10.3	10.1
Voice over IP subscribers	9.6	9.1	8.7
ADSL TV or satellite subscribers	6.4	6.1	5.6
ARPU (in euros per month)
Broadband Internet	33.0	33.3	33.8

Source: Orange.

Traditional fixed-line telephony services

Further to the rapid growth in full unbundling, wholesale contracts, and wholesale naked ADSL access to third-party Internet service providers, traditional telephone service business is on the decline. The downward trend has nevertheless slowed down in terms of both revenues and PSTN connections (down 11.4% and 12.1% respectively compared with end-2014), thanks to the aggressive marketing strategy implemented since 2012 to simplify offers while providing more comprehensive services.

Online, Internet access and Multimedia services

At end-December 2015, Orange had a total of 10.7 million Internet customers, an increase of 3.7% year-on-year. A total of 9.8 million Livebox were rented at end-December 2015 (+5.5% compared with end-December 2014). The growth of convergent offers continued in 2015, with the number of Open customers (fixed and mobile) reaching 7.0 million at end-2015 (+15% compared with December 2014).

IP telephony had 9.6 million customers end-December 2015 and continued to grow (+5.9%) albeit at a slower pace than in 2014 (+4.3%).

Television by ADSL and satellite grew by 6.1%, with 6.4 million customers at end-December 2015. At end-October 2014, Orange launched a new navigation interface (Polaris) offering improved content access (in particular VoD/SVoD) and integrated services in Livebox.

The broadband customer base increased by 3.7%, with a share of approximately 42% of new broadband and high speed broadband subscriptions over the year, thanks to the commercial success of fiber services and convergence offers. Broadband ARPU fell by 0.9%, as it continued to be affected by the increasing penetration of Open quadruple play offers including partial rate discounts. Nonetheless, ARPU fell at a slower rate than in 2014 thanks to the greater share of fiber services within the customer base.

For years now, Orange has been active in the research and development of connected objects as part of the smarthome concept. As announced at the 2014 Show Hello, Orange launched the Homelive pack. The pack includes a home safety control box and three connected objects (a smoke detector, a window/door sensor and a movement sensor). It is available for any Internet carrier and can be adjusted to suit any home configuration.

Internet portals and advertising management business

The Group’s main Internet portal, Orange.fr, has multi-screen availability - web, mobile and tablet - and is one of the leading websites in France. In terms of monthly fixed-line Internet traffic (excluding applications), this portal ranks 6th after Google, Facebook, Microsoft, YouTube and Amazon, with 18.9 million unique visitors. With 5.4 million unique visitors, orange.fr ranks 3rd in terms of daily web traffic, behind Google and Facebook. Traffic from mobile devices grew 9% on a yearly basis with 12.7 million unique visitors, which puts the portal in the 5th position behind Facebook, Google, Dailymotion and Samsung (source: Panel Médiamétrie/NetRatings, Fixed Internet traffic excluding applications, November 2015).

Content-related activities

See the Content subsection of Section 3.1.9.2 Shared Services.

Carrier services

Carrier services include interconnection services for competing operators and unbundling and wholesale market services (ADSL and fiber), regulated by Arcep. Carrier services as a whole are growing, in particular data collection and transfer services and access services to FTTH lines rolled out by Orange.

ORANGE / 2015 REGISTRATION DOCUMENT - 42

Mobile telephony activities

Operating indicators

	2015	2014	2013
Revenues (in billion of euros)	8.2	8.3	8.9
Total number of customers (in millions)	28.4	27.1	27.0
o/w contracts	24.1	22.0	20.9
o/w prepaid offers	4.3	5.1	6.2
Number of MVNO customers	0.8	1.1	1.6
Total ARPU (in euros per month)	23	23	25
Contract ARPU	27	28	31
Prepaid ARPU	6	5	6
Total AUPU (in minutes per month)	254	241	222
Churn rate (in %)	22.5%	24.8%	28.4%

Source: Orange.

At the end of 2015, the total number of Orange mobile customers was 28.4 million, up 4.9%. This was due to the significant growth in contracts (including M2M), while prepaid offers continue to decline. Orange increased its subscriber base to 24.1 million at end-December 2015 (+9.9% compared with 2014) thanks to its segmentation strategy for the Consumer and Enterprise markets and the development of M2M packages.

Orange is present in all market segments, offering a low-rate service range under the Sosh brand, available only on the Internet, with no commitment and no handset. Sosh had a total of 2.9 million customers at end- December 2015.

The number of Orange 4G customers was approximately 8.0 million at December 31, 2015, a year-on-year increase of 4.3 million 4G customers. Since 2015, Orange only markets 4G offers, including so-called entry-level packages (Sosh, M6 Mobile). Orange’s key offerings, namely Origami, remain divided in 3 ranges:

- Origami Zen offers are for customers who need only a small amount of Internet connectivity, but wish to use additional services (Orange Cloud and TV), as well as benefit from round-the-clock support including a loan telephone in the event of a fault or theft;

- Origami Play offers are suitable for more intense Internet usage and international connectivity;

- Origami Jet offers are for customers wanting the best smartphones and very intense Internet usage in France and abroad.

Orange pressed ahead with its family-based strategy through its flagship Open offer and the development of multi-line contracts. The Open offers are available in the same ranges as Origami and include the same level of service. This refurbishment increased the volume of offers on the core Open and Origami ranges, and also helped to improve the premium customer mix in 2015, as reflected by the growth of the contract customer mix (84.9% of customers at end-2015, compared with 81.1% at end-2014).

At the same time, the MVNO customer base hosted on the Orange network declined substantially (-25.1% year-on-year, a similar pace as in 2014) due to the success of low-cost offers and heightened competition at the entry level.

Average monthly revenues per user (ARPU) were down 1.3% in 2015 compared with December 2014. The smaller decline compared with 2014 (+6 percentage points) reflects the end of the impact of price adjustments across the mobile range in 2012 and 2013 and, in 2015, price stabilization on a market which, however, continues to be perturbed by regular promotional campaigns.

Machine to Machine SIM cards continued to grow (+65% year-on-year), reaching a total number of 3.9 million at end-December 2015. The M2M segment is one of Orange’s growth drivers.

On the background of fierce competition and market restructuring, Orange has retained its leadership in traditional business areas and continued to innovate by launching new services, such as corporate payments.

Three major trends marked the professional/SME market in 2015:

- higher value customers in the broadband and convergence offers;

- lower churn rates for broadband customers, in line with the trend observed in the second quarter of 2014, thanks to improved satisfaction rates;

- lastly, the continuous pursuit of sources of growth, such as the Cloud Pro services with, in particular, the emergence of Web site offers.

Distribution

Segmentation of distribution channels (as a % of sales actions)

Source: Orange.

Orange’s distribution and customer relationship channels consist of:

- a network of retail stores throughout France guaranteeing easy access for all its customers. At end-2015, it comprised 517 directly owned retail outlets(including 21 flagships, 1 Megastore and 5 Smart Stores) as well as 303 exclusive partners (including 2 Smartstore GdT) and almost 350 active outlets in the multi-operator network;

ORANGE / 2015 REGISTRATION DOCUMENT - 43

- digital channels, primarily the Orange online store on Orange.fr. Customers can browse the devices, Internet, broadband multimedia and mobile offers available from Orange, and order directly online for delivery to their home. This distribution channel is poised to ramp up gradually, especially with the launch of the Sosh online only offers;

- dedicated customer centers based on the type of services marketed.

The Network

The Fixed Network

Fixed-line unbundling in France (in millions)

Source: Arcep (Survey of Q3 of each year).

Number of lines

	2015	2014	2013
Number of copper lines (in thousands)	30,144	30,576	30,700
Number of FTTH-connectable households (in thousands)	5,061	3,642	2,573
Number of NRA (in thousands)	17.5	16.5	15.9
Number of Cross-Connection Points (in thousands)	94.7	94.5	94.3
Number of vDSL NRA (in thousands)	11.1	7.8	5.3

Source: Orange.

Fixed broadband coverage

(as a % of the population)	2015	2014	2013
< 512 Kbps	0.5%	0.6%	0.7%
≥ 512 Kbits/s ≤ 2 Mbits/s	7.0%	9.9%	10.3%
> 2 Mbits/s	92.5%	89.5%	89.0%

Source: Orange.

In 2015, Orange:

- continued its high speed broadband (FTTH) deployment program, with over 1.4 million new households connectable in both high-density and lower-density areas;

- implementation of a 100% Fiber program aiming to reach 100% fiber coverage of nine key cities by the end of 2016: Bayonne, Brest, Caen, Lyon, Lille, Metz, Montpellier, Nice and Paris;

- continued the program called Zone Logements Immeubles Neufs (ZLIN - Newly built residential areas), replacing copper with fiber in new buildings;

- continued to modernize the copper network in parallel with the FTTH deployment, by implementing VDSL2, on the one hand, to bring bandwidth greater than ADSL to short lines and, on the other hand, by deploying new subscriber connection nodes to greatly improve bandwidth in lower-density areas.

The mobile network

Coverage

(as a % of the population)	2015	2014	2013
GSM Voice/EDGE	99.9%	99.9%	99.9%
3G (UMTS)/HSDPA	99.0%	99.0%	98.7%
4G (LTE)	79.6%	74.1%	50.0%
Number of 2G radio sites (in thousands)	20.6	20.4	19.6
Number of 3G radio sites (in thousands)	19.4	18.5	17.1
Number of 4G radio sites (in thousands)	8.3	6.9	4.2

Source: Orange.

2015 was marked by:

- a significant rollout of 4G sites, covering 79.6% of the French population;

- the continued deployment of UMTS 900 in dense areas to improve reception inside housing;

- the launch of a program to cover all the living areas and particularly journeys by subway, train (coverage of high-speed and regional express lines) or car (coverage of main highways) to guarantee permanent connectivity;

- the expansion of core network capacity to support the growth in data traffic and 4G.

ORANGE / 2015 REGISTRATION DOCUMENT - 44

Cluster, Transmission, and Transport Network

The network architecture in place in terms of aggregation and the IP backbone has allowed growth in both fixed-line and mobile Internet traffic via capacity extensions.

2016 Outlook

For 2016, Orange France has set four priorities to stabilize its EBITDA:

- to continue the commercial strategy implemented via targeted marketing and commercial actions and maintain excellent customer service;

- to continue to adapt to its environment by greater digitalization of customer relations;

- to continue efforts on the structure of its direct and indirect costs;

- to continue adapting modes of operating and organization, in managing 25,000 retirement departures expected in France between now and 2020 (approximately 1/3 of its employees) in accordance with the Social Contract.

To achieve these objectives, Orange will use three main levers:

- high-speed fixed and mobile broadband:

-  by continuing the deployment of fiber optic networks and the number of fiber connections in order to offer the best technology for Internet access over fixed lines, while preserving the value of the copper network,

-  by supporting a continuous increase in our 4G base with the challenge of maintaining a premium price on marketed offers;

- convergence, leveraging the position as the incumbent operator in this field so as to significantly increase customer loyalty;

- innovation in services to make them a powerful tool in customer retention and a driver of revenue growth, with:

-  continued marketing of new products and services and in particular the development of connected objects,

-  launch of a new Internet box integrating new services in line with new usage trends (multi-screen, 4K ultra high definition) planned in the first half of 2016,

-  the development of content uses such as entertainment in music, video and video games,

-  the Cloud and web services in business and retail markets,

-  mobile payment and financial services.

3.1.2    Spain

3.1.2.1   The Telecom Services Market

Key macroeconomic indicators

	2015	2014	2013
Population (in millions)	46.4	46.5	46.6
Households (in millions)	18.4	18.3	18.2
GDP growth (in %) (2)	+3.1%	+1.4%	-1.2%
GDP per capita (PPA, $)	35,270	33,835	32,741
Unemployment rate	21.8%	24.5%	26.1%
Change in household consumption (in %)	+1.7%	+0.6%	-3.5%

Source: INE - IMF, October 2015.

2015 was marked by a significant improvement in key macroeconomic indicators. GDP grew by 3.1% (compared with 1.4% in 2014), unemployment rate fell to 21.8% (down 2.6 percentage points from 2014) and household consumption rose to 1.7% (from 0.6% in 2014).

Revenues from telecom services (in billions of euros)

Source: CNMC excluding audiovisual services (Q3 2015 and estimate for Q4 2015).

Number of customers (in millions)

Source: CNMC (Q3 2015 and estimate for Q4 2015).

ORANGE / 2015 REGISTRATION DOCUMENT - 45

Revenue trends confirmed recovery in 2015, with a fall of 3.5%, which was less extensive than in 2014 (-8%), associated with the growing usage of high speed data boosted by the development of 4G and FTTH networks. Convergence has already become common-place on the market.

Fixed-line telephony and Internet market

The number of fixed telephone lines decreased by 0.1% in 2015, while the number of Internet customers reached 13.4 million, an increase of 4.1% (compared with 6.1% in 2014).

The Spanish market was marked by the growth of high speed broadband throughout 2015. Telefónica, Orange/Jazztel and Vodafone/ONO made massive investments in FTTH technology, which made it possible to reach a number of over 21 million connected households at end-2015. The number of customers with FTTH access doubled, reaching 3 million subscribers at end-2015.

Convergence is now a norm on the market. The number of mobile and fixed access convergence offers reached 9.5 million, accounting for over 72% of the overall customer base (source: Orange estimate). Convergence offers, including TV, have also recorded strong growth, thereby accelerating the development of the audiovisual content market. At the end of 2015, 6.2 million customers had subscribed to TV services, attracted by the new football broadcast offers and improved contents.

Mobile telephony market

The total number of customers rose by 1.6% in 2015, reaching 56.4 million. Subscription penetration was up by 5.6% reaching 43.1 million and accounting for 77% of the overall customer base. On the other hand, the number of prepaid customers fell 9.5% to 13.2 million. The number of convergence offer customers reached 17 million, accounting for over 47% of the mobile subscription customer base. High speed mobile Internet services continue to grow. At the end of 2015, over 11 million customers had a 4G plan, corresponding to 20% penetration of the mobile market (source: Orange estimate).

3.1.2.2   The competitive environment

Fixed-line telephony and Internet

Broadband Internet market share

Source: CNMC (Q3 2015 and estimate for Q4 2015).

The Internet market is dominated by three main players representing over 90% of the market, with market shares of 43.7% for Telefónica, 28.1% for Orange/Jazztel and 22.1% for Vodafone/Ono. In 2015, Orange/Jazztel gained 0.7 percentage points of market share, followed by Vodafone/ONO with 0.5 points, at the expense of Telefónica, which lost 1.2 points of market share.

Mobile telephony

Mobile market share

Source: CNMC (Q3 2015 and estimate for Q4 2015).

The mobile market is dominated by three main players which account for almost 78% of the market: Telefónica (30.6%), Vodafone/ONO (24.9%), and Orange/Jazztel (22.9%). The shares of MVNOs and Orange/Jazztel grew by 1.5 and 0.1 percentage points respectively, to the detriment of Telefónica, Vodafone/ONO and Yoigo, whose market shares shrank by 1, 0.4 and 0.2 percentage points respectively.

ORANGE / 2015 REGISTRATION DOCUMENT - 46

3.1.2.3   Orange Espagne’s activities

Fixed-line, Internet and mobile telephony activities

Operating indicators

	2015	2014	2013
Revenues (in millions of euros)	4,253	4,355	4,052
Mobile telephony	2,403	2,517	2,852
Fixed-line telephony and Internet	1,375	1,301	833
Mobile equipment and other revenue	475	496	367
Number of broadband customers (in millions)	3.75	3.52	1.69
ARPU Broadband Internet (in euros per month)	29.2	27.9	31.2
Number of mobile customers (in millions)	15.2	14.5	12.4
o/w contracts	12.0	11.2	8.9
o/w prepaid offers	3.2	3.3	3.4
Number of MVNO customers	1.5	3.2	2.1
Total ARPU (in euros per month)	13.7	15.6	18.8
Contract ARPU	16.6	19.7	24.6
Prepaid ARPU	4.9	5.0	5.9
Total AUPU (in minutes per month)	203.8	189.0	169.8
Churn rate (in %)	-26.8%	-29.0%	-30.2%

Source: Orange (Jazztel including 6 months in 2014 and 2015).

Orange Espagne based its 2015 strategy on integrating Jazztel to leverage the combined potential of the 4G and FTTH networks, growing the number of TV customers and expanding the convergence customer base.

2015 was marked by a 2.3% drop of revenues on a yearly basis, due to the sharp decline of mobile equipment sales. Fixed-line service revenues were up by 5.7% over 2014, while mobile services continued to improve with revenues of 2.403 million euros in 2015, down 4.5%, compared with a 11.8% drop in 2014 on a comparable basis. The number of convergent customers reached 1.7 million, accounting for 81% of the fixed-line broadband customer base. The success of its convergence offers enabled Orange to expand its broadband customer base by 6.7% in one year.

Orange was able to significantly boost its very high speed broadband (VHBB) capacity, with 6.8 million connectable households at end-2015, helped by the Jazztel acquisition, new rollouts, and the network sharing agreement signed with Vodafone. In December 2015, Orange’s FTTH customer base (including Jazztel) grew by a factor of 3.9, or 809,000 subscribers.

New TV offers also worked as growth drivers. At the end of 2015, Orange TV had 306,000 subscribers (corresponding to a 2.8 fold increase in the TV customer base from 2014), thanks to the success of the new football broadcast offers and improved contents.

Orange maintained its position as top net seller in the mobile market and also expanded its subscriber base to 12 million, up 7% over 2014. Orange’s strategy focuses on providing value-for-money, high-quality services, including low-cost offers, to meet the needs of all customer segments. Thus, Orange Espagne covers all segments: bundles, with Canguro Sin Límites and Canguro ahorro, the upper and mid-market range with Tucan and Delfin, big data users with Ballena, and the low end of the market with Colibrí. Orange Espagne is also a key player on the low-cost market with two offers available only on the Internet, Amena and Simyo, as well as Mundo, targeted at migrants. Simyo reached 683,000 customers in 2015 and Amena 312,000. Moreover, Orange Espagne markets a wide range of 4G offers, both for convergent and mobile only customers, reaching 5.1 million customers in December 2015, thereby increasing its 4G customer base by a factor of 2.2 in comparison with 2014.

ORANGE / 2015 REGISTRATION DOCUMENT - 47

Distribution

Segmentation of distribution channels (as a % of customer acquisitions)

Source: Orange.

The Orange retail distribution network consists of 2,000 points of sale including:

- Orange’s own shops;

- franchises;

- specialized shops under the Orange brand;

- non-exclusive specialized shops; and dedicated areas inside hypermarkets.

The on-line sales share continues to grow and now accounts for 11.5% of total sales. Indirect distribution is also growing through new alternative channels such as stands, kiosks, and airports. Orange Espagne has started optimizing its retail distribution network by transforming its outlets in Smart Stores focused on services and customer experience.

The Network

The Fixed Network

Fixed-line unbundling in Spain (in millions)

Source: Orange.

Fixed broadband

	2015	2014	2013
Number of accessible copper lines (in millions)	18.50	17.77	17.34
Number of FTTH-connectable households (in thousands)	6,800	830	90
Number of subscriber connection nodes (in thousands)	1,319	1,127	1,011

Source: Orange.

With its fixed-access infrastructure, based on its fiber optic network and a vast ADSL rollout, Orange Espagne can provide advanced telecommunications services, including broadband access, voice over IP, TV over IP, TV streaming, VoD and advanced business services.

At end-2015, Orange was offering very high speed broadband (VHBB) to 6.8 million households through its fiber optic network and the network sharing agreement signed with Vodafone. Orange Espagne also had telephony and ADSL connections at 1,319 key exchanges, covering 82.5% of the population.

The mobile network

Coverage

(as a % of the population)	2015	2014	2013
GSM Voice/EDGE	99.4%	99.4%	99.4%
3G (UMTS)/HSDPA	97.6%	97.6%	97.6%
4G (LTE)	84.6%	70.1%	33.1%
Number of 2G radio sites (in thousands)	15.6	15.5	15.4
Number of 3G radio sites (in thousands)	13.5	12.5	12.2
Number of 4G radio sites (in thousands)	7.3	4.6	1.6

Source: Orange.

Orange’s mobile network comprises 16,394 radio sites equipped with 2G, 3G and 4G technologies, covering 99.4% of the population with GSM and 97.6% with 3G. 4G technology covers 84.6% of the population via 7,264 installed sites.

ORANGE / 2015 REGISTRATION DOCUMENT - 48

2016 Outlook

The Spanish economy is expected to continue to improve in 2015. After the successful integration of Jazztel, Orange Espagne has renewed its growth ambitions as part of the Orange group Essentials2020 strategy. The following priorities have been set:

- consolidate leadership as alternative carrier for high speed broadband (4G, FTTH), by:

-  increasing investment to preserve its leadership in the 4G market, and continuing to roll out fiber optics to reach 14 million connectable households in 2020,

-  improving the value of convergence services with enhanced premium TV contents offers and smart-home services,

-  leveraging growth in revenues in the Enterprise segment thanks to its position as leading alternative carrier for SMEs and VSBs,

-  preserving its leadership in the low-cost mobile market segment (Amena and Simyo brands),

-  continuing to develop innovative services to stand out in the telecommunications market, in particular mobile banking and Internet of Things (IoT);

- become the golden standard in customer relations by:

-  simplifying and customizing interactions to deliver the best possible customer experience,

-  developing e-stores and digital e-care platforms, with the smartphone serving as the first contact point,

-  rolling out a wider range of customer services in physical stores;

- continue to improve operational effectiveness by:

-  leveraging the synergies associated with Jazztel’s integration,

-  continuing to benefit from the shared networks to minimize the need for investments,

-  implementing plans to simplify offers, improve purchases, streamline operations and ensure digital transition.

3.1.3    Poland

3.1.3.1   The Telecom Services Market

Key macroeconomic indicators

	2015	2014	2013
Population (in millions)	38.0	38.0	38.1
Households (in millions)	14.1	14.0	13.9
GDP growth (in %)	+3.6%	+3.3%	+1.3%
GDP per capita (PPA, $)	26,403	25,247	23,984
Change in household consumption (in %)	+3.1%	+2.6%	+0.2%

Source: Eurostat and IMF, October 2015.

Revenues from telecom services (in billions of zlotys)

Source: Orange Polska estimates.

1 zloty = 0.2391 euro (average rate in 2015).

Number of customers (in millions)

Source: Orange Polska estimates.

The Polish economy continued to grow at a slightly faster pace than in 2014. At the same time, falling oil and common consumer goods prices kept deflation at 0.9% in 2015, while unemployment rate fell to 9.8% (source: Central Polish Bureau of Statistics). These factors had a positive impact on the disposable income of households and private consumption, which grew more than 3.1%.

The value of the Polish telecommunications services market went up by 0.7% in 2015. The main growth driver was wholesale revenues, while retail revenues (fixed-line and mobile) dropped 2.9% due to lower average revenues per customer (source: Orange Polska estimates).

Fixed-line telephony market

The penetration rate of fixed lines continued to decline, shrinking by -5.3% in 2015 and accounting for 21% of the population at year-end, compared with 22% at end-2014. The number of fixed broadband lines fell by 0.5% and revenues were down by 0.9%, compared with a 1.1% increase in 2014 (Source: Orange Polska).

Telephony markets (both national and international) were deregulated in 2015. While voice offers are no longer regulated, subscription prices, which represent more significant amounts, continue to be regulated.

Mobile telephony market

The number of mobile telephony customers fell by 2.4% in 2015, as carriers deactivated certain prepaid SIM cards that were generating neither traffic nor revenue. The number of mobile users came to 56.2 million at end-December 2015, corresponding to a penetration rate of 146% (compared with 150% in 2014). Revenues were up 3.6% (source: Orange Polska estimates).

ORANGE / 2015 REGISTRATION DOCUMENT - 49

3.1.3.2   The competitive environment

Fixed-line telephony and Internet

Broadband Internet market share

Source: Orange Polska estimates.

As in the case of fixed telephony, affected by a strong shift to mobile services for several years now, the growing success of mobile broadband has impacted the development of high-speed fixed broadband, which was down slightly at the end of 2015. This trend gathered momentum as all mobile operators launched 4G services and attractive mobile broadband offers (in terms of prices or high or even unlimited traffic) and improved geographical coverage. LTE was also used in Poland to offer mobile WiFi broadband terminal services (for instance at home).

In the fixed-line broadband market, Orange Polska is still under strong competitive pressure from cable television operators, whose market share is climbing steadily. It was estimated at 35.3% at end-December 2015 (source: Orange Polska estimates). The commercial offers of these operators are backed by the investments they make in infrastructure to deploy the DOCSIS 3.0 standard and expand fiber access. Their overall market position has been steadily growing, resulting mainly from high popularity of the bundles they can offer thanks to their advantageous position on the television market. CATV is also expanding its offer towards SoHo and SME client segments.

The development of the fixed-line broadband in Poland will be spurred by the investments made in NGN infrastructure, built on fiber optic lines with European funding. Mobile broadband, however, is expected to continue to compete with, rather than complement, fixed-line broadband access.

Alternative operators, primarily Netia, still make use of wholesale BSA and LLU based services. However, the total volume of lines using bitstream access has been falling for several years now, and there were 131,000 unbundled lines at end-2015, compared with 152,000 a year earlier.

Mobile telephony

Mobile market share

Source: Orange Polska estimates.

Poland has four main mobile telephony operators: Orange Polska, T-Mobile (wholly owned by Deutsche Telekom), Polkomtel (operating under the PLUS brand, in association with broadcaster and satellite TV platform Polsat Cyfrowy, owned by Polish magnate Zygmunt Solorz-Zak), and P4 (held by Tollerton Investments Ltd and Novator Telecom Poland SARL, trading under the PLAY brand). In 2015, the four main mobile carriers represented 98% of the total number of active SIM cards in Poland.

Orange Polska’s estimated market share had increased slightly to 28.4% at end-2015. Orange Polska maintained the second largest market share in terms of net sales. The overall result was slightly better than in 2014, and subscription services grew for the second consecutive year.

However, growing differences in methodology between operators in the calculation of SIM cards make it increasingly difficult to compare the data presented by these operators.

3.1.3.3   Orange Polska’s activities

Fixed-line telephony and Internet activities

Operating indicators

	2015	2014	2013
Revenues (in millions of zlotys)	5,699	6,072	6,664
Number of consumer telephone lines	4.2	4.5	4.7
o/w classic telephony	3.6	4.0	4.3
o/w VoIP (main line)	0.6	0.5	0.5
Wholesale lines sold (in millions)	0.8	1.0	1.3
Number of Internet customers (in millions)	2.1	2.2	2.3
Subscribers to ADSL or satellite TV offers	0.8	0.7	0.7
Convergent customers (in millions)	0.7	0.5	0.3
ARPU (in zlotys per month)
Fixed telephone lines (PSTN/ISDN)	40	41	44
Broadband Internet, TV and VoIP	61.2	60.4	60.3

Source: Orange Polska.

1 zloty = 0.2391 euro (average rate in 2015).

ORANGE / 2015 REGISTRATION DOCUMENT - 50

Convergent solutions and bundles

To fight off the competition in the mobile and fixed-line segments, Orange Polska encourages customer loyalty by offering attractive service bundles. The Orange Open convergence offer includes a complete range of fixed-line and mobile services, with a progressive discount for customers who subscribe to new fixed-line services (including VoIP, broadband and TV), mobile voice and broadband services. In consumer services, Orange Polska is the only operator offering this type of convergence solutions, which gives it a significant competitive edge. At the end of 2015, the number of convergent customers was 728,000, up 35%. The total number of services sold under the Orange Open offer exceeded 3 million, which means that on an average, each customer uses more than four services.

According to a report published by the European Commission, penetration of convergence services in Poland is weak compared to other Western European countries. Orange Polska believes the demand for convergence products will continue to grow and plans to strengthen its convergence offering to ensure its fiber optic broadband services are successful.

Fixed voice

Orange Polska continues to work to fight the erosion of its fixed-line customer base. Customer loyalty was strengthened, in particular with the Adjusted Home contract, and by lowering the threshold for the Orange Open loyalty program from 39 to 29 zlotys. Consequently, all fixed-line telephony contracts are now eligible. The number of lines, however, continues to fall as fixed-line services are replaced by mobile technologies driven by the growing availability of unlimited mobile offers. Broadband customers often cancel their voice subscription when they terminate their broadband access service, which contributes to the falling number of fixed telephony lines. As such, the net loss of voice customers (traditional PSTN telephone or VoIP) accelerated to 318,000 in 2015, compared with 229,000 in 2014.

Broadband access

In 2015, Orange Polska recorded a fall in the number of broadband accesses. However, the situation varies depending on the geographical area. Neostrada bundles and sales (broadband services offers) grew in areas where the market has been deregulated. In addition, the share of Neostrada TV bundles and high-speed options in total sales grew thanks to a uniform price strategy and gadget offers. Following its customers’ positive reaction to the new offers in deregulated regions and faced with fierce competition, Orange Polska decided to apply uniform prices across Poland in June 2015. A single price was introduced across all three speed options (10, 20 and 80 Mbps). Lastly, Neostrada prices were lowered by 10 and 20 zlotys for the 10 Mbps and higher speed options, respectively.

In 2015, Orange Polska continued to promote high speed broadband. As it continued to sell vDSL offers, with over 290,000 customers, Orange also started to invest in FTTH fiber optic lines and connected 717,000 households. FTTH services were first launched in October under the Supernova brand, with 17,000 FTTH customers at end-2015. Orange Polska aims to use FTTH connections to regain its position on the high speed broadband market in large cities, which are currently dominated by cable operators.

Mobile telephony activities

Operating indicators

	2015	2014	2013
Revenues (in millions of zlotys)	6,141	6,140	6,259
Total customers (excl. MVNOs - in millions)	15.9	15.6	15.3
o/w broadband	2.0	1.5	1.2
o/w contracts	8.4	7.7	7.2
o/w prepaid offers	7.5	8.0	8.1
Number of MVNO customers (in thousands)	7	22	62
Total ARPU (in zlotys per month)	30.3	31.5	34.5
Contract ARPU	49.2	54.0	59.9
Prepaid ARPU	12.7	12.4	13.9
Total AUPU (1) (in minutes per month)	219	199	178
Churn rate (in %)	39.4%	39%	39%
o/w contracts	12.8%	13.6%	14.0%

Source: Orange Polska.

(1) Excluding M2M SIM cards.

1 zloty = 0.2391 euro (average rate in 2015).

ORANGE / 2015 REGISTRATION DOCUMENT - 51

Orange Polska had a total 15.9 million mobile customers at end-2015, an increase of approximately 2%. This growth was entirely due to the expansion of the contract base, up by more than 682,000, or more than 9% over 2014. This was the fastest growth rate in years and can be attributed to several factors:

- the launch of new attractive offers targeted at both the consumer and business market. These offers were supported by intensive marketing actions, in particular in the second half of the year;

- the actions taken against cancellation of subscriptions were also successful, with the churn rate decreased to 3%, to one of the lowest levels in several years;

- dedicated mobile broadband SIM cards, usually activated as part of a subscription, have become increasingly successful, and the mobile broadband customer base has grown by approximately 30%.

In addition, contracts have become far more affordable for customers, which explains the decline in the prepaid customer base.

Total ARPU was 30.3 zlotys in 2015, down by 3.8% (compared with -9% in 2014). This was primarily due to a falling ARPU for voice and SMS in the wake of price competition, especially in the business segment, and the growing popularity of unlimited offers. The launch of deferred payment plans for handset sales in the second half of 2014 also contributed to the fall in ARPU, as the corresponding revenues are not included in ARPU, while the cost of the subsidized handsets is included in the subscription costs. These negative factors were only partially offset by the higher data ARPU, up 18% in 2015, driven by the boom in mobile data traffic per customer, up by more than 100%. Thus, data accounted for 20% of the total ARPU in 2015, up from 17% in 2014. In addition, the ARPU of prepaid services, which are not affected by competition on the business market, was up by over 2% in 2015, (compared with -11% in 2014).

Distribution

Actively focused on delivering excellent sales and after-sales service to individual and business customers, Orange Polska operates various distribution channels: points of sale, alternative channels, on-line sales, telesales and door-to-door sales.

Orange Polska has approximately 800 outlets and franchises, offering a complete range of products and services. Orange Polska redesigned its outlets to improve customer experience: eight Smart Stores were opened, 659 outlets were upgraded to a new format, and a new smart customer management system was deployed in 5 Orange centers. On-line sales were the fastest growing channel, with approximately 15% of B2B subscriptions sold on-line. Telesales are also used to contact customers (mainly for loyalty actions). FTTH services are marketed door-to-door.

Orange Polska also endeavors to offer its customers a seamless, consistent experience through multi-channel solutions.

Prepaid cards are sold through a comprehensive network of sales points including brand outlets of Orange and distributors (convenience stores, kiosks, gas stations). Orange Prepaid kits are widely available at close to 40 thousand outlets, and can be recharged in more than 96 thousand outlets.

The Network

The fixed network

Fixed-line unbundling in Poland (in millions)

	2015	2014	2013
Total number of fixed lines	4.4	5.0	5.5
Full unbundling	0.1	0.2	0.2
Bitstream	0.2	0.3	0.3
Number of FTTH-connectable households (in thousands)	717	79	-

Source: Orange Polska.

In 2015, Orange Polska launched the deployment of its FTTH network, connecting more than 717,000 households in 16 cities by the end of the year, in both regulated and deregulated areas. vDSL coverage was extended to reach close to 4.7 million households. At the same time, migration of the aggregation network from ATM to IP continued.

The mobile network

Coverage

(as a % of the population)	2015	2014	2013
3G (UMTS)/HSDPA	99.6%	99.4%	90.2%
4G (LTE)	83.7%	60.9%	16.0%

Source: Orange Polska.

ORANGE / 2015 REGISTRATION DOCUMENT - 52

Orange and T-Mobile continued the co-development process of the radio network. In June 2015, after optimizing the 1800 MHz GSM band, the two operators extended their alliance to LTE, with 2X2.5 mHz taken from their own resources to form a continuous 15 mHz spectrum of 1800 mHz LTE bands. Over 10,000 stations transmit Orange’s GSM and UMTS/HSPA signals, while approximately 6,000 stations transmit 4G signals. UMTS and 4G covered over 99.6% and close to 84% of the population, respectively, at the end of 2015.

In October 2015, Orange Polska was awarded two 800 mHz blocks (10 MHz) and three 2600 mHz blocks (15 mHz) for 15 years at an auction, thereby significantly improving its positioning.

2016 Outlook

In February 2016, Orange Polska announced its new strategic plan from 2016 to 2018. The plan includes significant investment to acquire new customers and deliver better mobile and fixed-line connectivity, with a view to generating long-term value and reverse negative trends affecting market shares, revenues and profit growth. The plan is built around the following objectives:

- guarantee the best fixed-line and mobile connectivity. Orange Polska wants to be flexible to be able to deliver the best possible connectivity irrespective of the customer’s location. Orange Polska will be able to use the most suitable technology depending on the area: fiber, upgraded copper technology, or hybrid fixed-mobile connection;

- be the leader in convergence. Orange Polska will offer to its customers a wide range of services across the nation, enriched by products that are not telecom-specific, presenting the benefits of convergence solutions. In addition to improved products, Orange Polska will use marketing intelligence techniques, benefiting from a better understanding of customers to maximize sales opportunities within the existing and prospective customer base;

- deliver the best customer experience. In an increasingly digital world, excellent customer relations are vital for success and key to sustainable performance. Orange Polska will continue to improve the customer experience by offering attractive products and services and improving customer services and both traditional and online distribution channels. Orange Polska aims to become one of the top two Polish operators based on the NPS (Net Promoter Score), a measure of customer loyalty;

- improve business agility. Orange Polska will continue to streamline its operations to become more agile, digital and flexible, through a strong online presence, highly automated payment processing, lower indirect costs and improved efficiency. The New Operating Model project was launched with a view to streamlining and automating processes, optimizing IT expenses, and facilitating commercial initiatives, in particular in the convergence segment.

2016 will see this project implemented and will thus reflect the associated costs before any benefits become visible. Orange Polska plans to make massive investments to acquire high-speed fixed line and mobile broadband customers after the network is deployed. The results will be impacted by pressure on revenues and the commercial campaign launched to gain market shares, while investments should remain stable compared with 2015.

3.1.4    Belgium and Luxembourg

3.1.4.1   Belgium

The Telecom Services Market

Key macroeconomic indicators

	2015	2014	2013
Population (in millions)	11.3	11.2	11.2
GDP growth (in %)	1.3%	1.1%	0.3%
GDP per capita (PPP, $)	43,629	43,139	42,154

Sources: IMF, October 2015.

The Belgian economy experienced slight growth in 2014 (+0.2 point). Most economic indicators are showing improvement, except for the unemployment rate and the number of bankruptcies, which continued to grow.

Revenues from telecom services (in billions of euros)

Source: IBPT (not available for 2015).

Number of customers (in millions)

Source: IBT (not available for 2015).

(1) including M2M.

(2) Residential customers.

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Fixed-line telephony market

The Belgian residential fixed-line telephony market continues to be dominated by the oligopoly comprising incumbent operator Proximus and regional cable operators (Telenet, VOO, and Numericable). With no actual competition, the market is not characterized by a fall in prices, but primarily by elements such as the speed and premium TV contents on offer. Furthermore, as they are able to access the mobile network, fixed-line operators can offer convergence services, which gives them a competitive advantage on mobile-only players in terms of customer acquisition and retention.

In 2011, Belgian regulators started a process to open the cable operators’ network to alternative operators with a view to boosting competition on the broadband and TV market. At the end of 2015, the regulators’ conference (CRC) published a draft decision concerning the revision of wholesale prices for accessing cable networks, which was forwarded to the European Commission at the beginning of 2016. Mobistar plans to launch its convergence offers in 2016 as soon as the CRC finally approves the cable wholesale pricing system.

The fixed-line Enterprise segment is even more concentrated in terms of market shares. The incumbent operator has an extraordinarily dominant position due to the failure of the liberalization of this market segment, and thanks to their fixed-line and mobile convergence strategy and an information system integration services offer. Mobistar is the second player in this segment, with a 3000 Km fiber optic network. Regional cable operators have limited presence in this segment, but are trying to establish themselves on the SoHo (Small Office Home Office) market.

Mobile telephony market

2015 was marked by the expansion of mobile data, accelerated by the rollout of 4G and a higher smartphone penetration rate, which in turn was boosted by a wider range of voice and data bundles offered by operators. In addition, a growing share of the mobile market has moved to convergence products.

According to regulator IBPT’s periodical price survey, Belgian subscriptions are among the least expensive as far as the most representative pricing plan goes, while overall average prices are in line with those in neighboring European countries. A large part of mobile customers in Belgium use prepaid cards, far more than their counterparts in neighboring European countries. Belgian prepaid prices are in line with the European average. The Belgian government published a draft decree with a view to ending the anonymous use of prepaid cards in Belgium in 2016.

The competitive environment

With three operators, the mobile market in 2015 was quite dynamic: Mobistar, Proximus (incumbent operator) and BASE.

There is a strong market presence of virtual mobile network operators of different sizes, the most prominent being cable operator Telenet. Furthermore, while the minimal contract term is generally one or two years in Europe, it is only six months in Belgium, a factor that boosts competition. In 2015, operators focused on promoting convergence offers, which have become the most important tool to acquire and retain customers. Retail sale prices remain stable in the mobile market.

The fixed-line telephony market is largely dominated by the incumbent operator, Proximus, and regional cable operators: Telenet (Flanders and Brussels), Voo (Wallonia and Brussels) and Numéricable (Brussels). In April 2015, the leading cable operator in Northern Belgium, Telenet, announced plans to acquire BASE, the third largest mobile operator, thereby strengthening its standing on the convergence market.

Mobistar’s activities

Operating indicators

	2015	2014	2013
Number of customers (in millions)
Fixed-lines	0.19	0.22	0.24
Mobile customers	3.04	3.04	3.17
ARPU (in euros per month)	24	24	25

Source: Mobistar.

Orange operates in Belgium through Mobistar, which is listed on the Brussels Stock Exchange. The Orange group holds 52.9% of the capital. At the end of 2015, Mobistar had 5.68 million customers in Belgium including MVNOs, i.e. up 3.6% compared with the end of 2014. Excluding MVNOs, Mobistar had 3.89 million mobile customers, compared with 3.92 million in 2014 (a fall of 0.6%). This was due to an additional 40,700 subscriptions in a year and the decline in the prepaid customer base (market downturn) and M2M cards/IoT (end of a significant contract), down by 44,600 customers and 18,300 cards respectively. Mobistar’s subscription business is performing well. The change in the business share of subscriptions versus prepaid cards (73% vs. 27% at end-2015 compared with 71% vs. 29% at end-2014) reflects the faster pace of net subscription growth in the wake of improved termination and retention rates thanks to greater customer-centric investment. Mobistar’s total ARPU was 23.9 euros at end-2015, up 1.3% from 2014. Subscription ARPU was up by 3.6% to 28.5 euros in the fourth quarter of 2015, compared with 27.5 euros a year earlier. Customer interest in smartphones and mobile data remains just as strong, with a 99% increase in the number of 4G smartphone users in one year, accounting for almost 32% of the mobile customer base. At the end of 2015, 4G traffic accounted for over 62% of total mobile data traffic.

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Mobistar’s offers

In 2015, Mobistar intensified its Have a Nice Day loyalty program. Launched in 2014, it rewards customer loyalty with gifts. Mobistar also provides access to the MyMobistar app to monitor personal usage. In 2015, Mobistar continued to market its MySwap trade-in offers (guaranteeing its customers the option to trade in their 4G smartphones for up to 50% of the purchase price within 2 years). In September, it launched the Buyback program, enabling customers to take advantage of great value buyback offers for their used devices. Since 2015, all smartphones sold by Mobistar are compatible with mobile broadband. Lastly, since 2015, Mobistar offers free access to the traffic information and road safety application iCoyote with subscriptions starting at 20 euros. On the prepaid cards front, in May 2015 Mobistar launched a card with 4GB of traffic and 4000 SMS for each 15 euro recharge. In October 2015, Mobistar launched Easy Internet @home, a solution offering the benefits of fixed-line broadband through Mobistar’s 4G mobile network, including 15GB per month, at a monthly cost of 15 euros.

In the Enterprise segment, in 2015 Mobistar continued to pursue its Entreprise Mobility 3.0 strategy to support business customers with services and applications designed to help them transition to digital technology. In 2015, Mobistar launched its Shape & Pulse convergence offer for PMEs, built on Mobistar’s powerful 4G network and reliable VDSL2 high speed broadband lines. The offer includes different customization options, with a single point of contact and one easy-to-read, streamlined invoice.

Distribution

In 2015, Mobistar continued to review its distribution strategy, which led, in particular to:

- the internalization of employees across 35 points of sale located in Carrefour hypermarkets in Belgium;

- the acquisition of Walcom, a business specializing in the sale of personal telecommunications products and services through a network of 20 stores and a dedicated business sales team;

- the expansion of in-store services, such as smartphone repairs, insurance, mobile data training, buyback programs.

At the end of 2015, Mobistar had 151 outlets in Belgium. As part of the transformation of its distribution network, Mobistar strengthened and digitized direct channels to increase the number of visitors and conversion rates and improve customer satisfaction.

The Network

Coverage

(as a % of the population)	2015	2014	2013
3G (UMTS)/HSDPA	99%	99%	99%
4G (LTE)	99%	88%	0%

Source: Mobistar.

From 2013 to 2015, Mobistar invested over 430 million euros in its network and over 120 million euros to acquire 800 MHz frequency bands. At the end of 2015, Mobistar’s 4G network covered 99% of the population outdoors (and 88% inside buildings). 4G+ technology has been rolled out and is in its testing phase. It now covers more than 21% of the population. This new technology offers users, who have a compatible device, downloading speeds up to three times faster than 4G. The commercial launch of 4G+ is planned for mid-2016.

Mobistar has established a partnership with SOFICO to expand its fiber optic network in southern Belgium. Sofico owns a fiber network of over 2000 Km in length, which completes Mobistar’s 3000 Km fiber network. This partnership will allow Mobistar to develop its network in a more cost-effective way, and to accelerate the upgrade of its broadband transmission network. Lastly, in 2015, Mobistar and its subsidiary Orange Luxembourg launched a new service, offering uninterrupted mobile communication to customers as they cross the border between the two countries.

2016 Outlook

Two major events will involve Mobistar in 2016: the adoption of the Orange brand in Belgium and the launch of attractive convergence offers on all market segments. Mobistar wants to put forward a high-quality offering that meets its customers’ needs, thereby ensuring a gradual return to growth of revenues from services. Mobistar will also continue the existing transformation projects which have already generated material savings, in particular by focusing on digitizing its processes and implementing a new ERP solution.

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3.1.4.2   Luxembourg

Key macroeconomic indicators

	2015	2014	2013
Population (in thousands)	561	550	537
GDP growth (in %)	4.4%	5.6%	4.4%

Sources: IMF, October 2015.

In 2015, the Luxembourg market remained very competitive and clearly focused on convergence offers.

Orange Communications Luxembourg - a subsidiary of Mobistar - ranks third in terms of market share, behind market leader Post Luxembourg, a subsidiary of the incumbent operator, and Tango, a subsidiary of Belgian operator Belgacom. Post Luxembourg also has the largest market share in the fixed-line and Internet market.

At the end of 2015, the Mobistar subsidiary in Luxembourg had approximately 140,000 mobile customers, up 11.4% over 2014, driven by the strong growth in subscriptions. The number of fixed-line broadband and TV services customers reached 7,300, corresponding to 8% of the total customer base. Orange Luxembourg continued to expand its mobile and fixed-line networks, making its TV bundles available to almost 100% of the population and covering 90% of the population in 4G and over 66% in 4G+. Orange Luxembourg proved its ability to innovate by being the first operator to launch unlimited and global roaming offers in Luxembourg.

3.1.5    Central European countries

3.1.5.1   Romania

The Telecom Services Market

Key macroeconomic indicators

	2015	2014	2013
Population (in millions)	19.9	19.9	20.0
GDP growth (in %) (2)	+3.4%	+2.8%	+3.4%
GDP per capita (PPA, $)	20,698	19,744	18,827

Source: IMF, October 2015.

In 2015, the Romanian economy performed well compared with other European Union countries, with GDP up approximately 3.4% year-on-year, driven by strong household consumption, and by services and industry. Agriculture was affected by drought, which led to a drop in GDP growth.

Revenues from telecom services (in millions of euros)

Sources: Orange Romania estimates and ANCOM.

Number of customers (in millions)

Source: Orange Romania estimates.

In 2015, the Romanian telecommunications market fell slightly, down 1% in value terms (source: Orange Romania), caused by the drop in call termination rates and by the decline in the fixed voice segment.

The fixed broadband market - which has a low penetration rate (55%) - continued to grow in volume. Pay TV also grew thanks to richer content and multi-screen offers. The mobile telephony market is in a recovery trend, thanks to the development of data services and the increase in the consumer demand for abundance offers.

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The competitive environment

Mobile market share

Source: Orange Romania estimates.

In 2015, all mobile operators continued to offer unlimited or abundance offers at affordable prices, while focusing on monetizing data and competing in the rollout of 4G. The migration from prepaid services to contracts persisted, encouraged by subsidized smartphone offers. The fixed-mobile convergence grew with two convergent operators (Telekom and RCS&RDS), who benefited from customer preferences for a single provider (twice as many as in 2014).

Vodafone became very aggressive in pricing and marketing campaigns in order to win market share through regional offers (prepaid and contracts). Telekom struggled to gain ground one year after its new brand and its transformation process. RCS&RDS, which acquired a 4G license and launched its service in 12 cities at end-2015, was the main beneficiary of number portability, helping it to increase its market share.

Due to the decrease in prepaid offers and aggressive pricing policies from its competitors, Orange saw a slight decline in its share of the mobile market in volume terms to 37%, but managed to protect its market share in value terms.

Orange Romania’s activities

Operating indicators

	2015	2014	2013
Number of customers (in millions)
Mobile Customers	10.2	10.5	10.4
ARPU (in euros per month)	6.4	6.1	6.5

Source: Orange Romania.

Contract subscribers make up 46% of Orange Romania’s total mobile customer base (excluding M2M), representing 4.5 million, up 3 percentage points. This change is due to the development of 4G services and the penetration of smartphones.

Orange included Internet access as well as international minutes for calls to fixed and mobile networks in all its contract offers. This new offering portfolio boosted the appetite for smartphones and tablets, notably those compatible with 4G, and contributed to strong growth in data services traffic and revenues. The product portfolio was redesigned and simplified in September 2015 as part of a brand change, and was structured around the offers Orange Me, Orange Net, Orange Share, Orange Family and Business Open offers, with a new loyalty program.

The Orange TV service surpassed 270 million subscribers and Orange TV stick was launched in June 2015. The home automation solution Smart Home was test launched in November 2015.

Regarding the corporate sector, the recovery trend was accompanied by the launch of the Malima M2M platform in February 2015. Orange has become the main supplier (Tier 1) of Microsoft solutions in Romania, and has partnered with the automaker Dacia to equip a new sport utility vehicle (SUV) model with onboard WiFi.

Distribution

Segmentation of distribution channels (as a % of customer acquisitions)

Source: Orange Romania estimates.

In 2015, Orange Romania continued to develop its franchised networks, while optimizing the performance of its own distribution network by choosing better locations, modernizing its sales points and renegotiating lease agreements when required.

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The Network

Coverage

(as a % of the population)	2015	2014	2013
3G (UMTS)/HSDPA	99.9%	99.8%	99.8%
4G (LTE)	72%	62%	12%
Number of 3G radio sites (in thousands)	5.0	4.4	4.1

Source: Orange Romania.

With 72% of the population and 96% of urban areas covered, Orange offers the broadest 4G coverage in the country. This extensive coverage enabled rapid adoption of smartphones and significant growth of data traffic. The voice over LTE service (VoLTE) was launched by Orange in 2015.

The implementation of the network sharing agreement with Vodafone to improve 2G and 3G coverage is proceeding as planned, and 70% of the program is already completed. As part of its strategic plan to improve operational efficiency, in 2015, Orange implemented the agreement signed with Ericsson in 2014 to outsource network maintenance and operation.

2016 Outlook

In 2016, Orange Romania will pursue the following objectives:

- preserving its market leader positioning, in terms of both volume and value;

- utilizing the Orange brand under a new signature, listening and responding;

- changing the customer relationship, by investing in digital transformation;

- developing an enriched connectivity offer, supported by 4G;

- continuing to transform the network through the shared network and outsourced network operation;

- supporting the transformation of the business customer operations;

- diversifying by capitalizing on existing assets (TV, Smart-home, Money);

- evolving towards a business model that is both digital and customer-oriented.

3.1.5.2   Slovakia

The Telecom Services Market

Key macroeconomic indicators

	2015	2014	2013
Population (in millions)	5.4	5.4	5.4
GDP growth (in %)	3.2%	2.4%	1.4%
GDP per capita (PPA, $)	29,424	28,279	27,200

Source: IMF, October 2015.

With its industry strongly oriented towards exports to Europe, the Slovakian economy continued to grow by 3.2% in 2015. This growth is also supported by renewed domestic consumption and a decrease in the unemployment rate.

Revenues from telecom services (in millions of euros)

Source: Orange Slovensko estimates.

Number of customers (in millions)

Source: Orange Slovensko estimates.

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In 2015, the contraction of the telecommunication services market, an ongoing trend for several years, continued (down 4.6% in 2015 after a 7.5% fall in 2014). The decline in traditional voice services (mobile and fixed) was partly offset by increased data and television services. Fixed-line Internet services grew 4.9% in volume and 1.4% in value in 2015.

The competitive environment

Broadband Internet market share

Source: Orange Slovensko estimates.

The fixed broadband market in Slovakia is dominated by Telekom, the incumbent operator, whose infrastructure covers the whole country. Orange Slovensko, which rolled out its fiber optic network (FFTH) to approximately 342,000 households in Slovakia, and has marketed DSL fixed-line Internet services via a commercial agreement with Telekom, is ranked second in this market and is continuing to grow (+1.2 percentage points). UPC, which has been in the market for a number of years, is in third place.

Mobile market share

Source: Orange Slovensko.

Orange Slovensko competes with three other operators in the mobile market: Telefónica O2, Slovak Telekom (100% owned by Deutsche Telekom) and SWAN. The Slovak Post and Swan began to offer mobile services in October 2015, only in prepaid formulas, available in all post offices. The company already covers 40% of Slovakia with its own 4G network. Orange Slovensko remains the market leader, with a market share of 43.5% in terms of volume, down 1.1 percentage points, and Slovak Telecom is in second place, down 1 percentage point. O2’s market share remained stable in 2015. The mobile penetration rate is close to 123%.

Orange Slovensko’s activities

Operating indicators

	2015	2014	2013
Number of customers (in millions)
Internet lines FTTH	0.07	0.06	0.06
Mobile Customers	2.9	2.8	2.8
ARPU (in euros per month)	13.3	14.7	16.1

Source: Orange Slovensko.

In 2015, Orange Slovensko’s main sales activities were focus on maintaining its market position following the arrival of a fourth operator. Orange thus increased its customer base by 52,000. Its offers are designed to position it as the best choice for families. Thanks to the Family voice offer, 39% of households use exclusively Orange mobile and the churn rate remains low. Orange also extended its family-orientated approach to family-run businesses with free fixed broadband for a year for families on a contract of over 50 euros. Other major initiatives include the launch of a new application for the loyalty program (Orange Vyhody) and steps to drive tablet sales to encourage data usage.

Distribution

Segmentation of distribution channels (as a % of sales actions)

Source: Orange Slovensko.

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Orange Slovensko sells its products and services in Slovakia through various distribution channels:

- 138 exclusive franchises selling only Orange products;

- resellers and distributors of prepaid cards;

- dedicated spaces in Nay electronic appliance stores;

- a dedicated team of approximately fifty members for VIP and SME customers and door-to-door salespersons specialized in fiber optic products and services;

- a specialized sales team within Orange Slovensko, dedicated to the acquisition and retention of business customers (key accounts);

- a customer service platform managed directly by Orange Slovensko;

- an online store (www.orange.sk/eshop) where customers can buy Orange products, services and accessories.

The Network

Coverage

(as a % of the population)	2015	2014	2013
3G (UMTS)/HSDPA	93.0%	86.2%	79.2%
4G (LTE)	64.7%	30.2%	-
Number of 3G radio sites (in thousands)	1.83	1.72	1.56
Number of 4G radio sites (in thousands)	0.94	0.5	-
Number of FTTH-connectible households (in thousands)	342	333	326

Source: Orange Slovensko.

In 2015, Orange Slovensko continued to focus its investments on improving the quality of its 3G coverage in urban areas (in particular inside buildings), as well as in rural areas (UMTS in the 900 MHz band), to reach 93% of the population. Investments were also made to extend 4G coverage, as well as to launch 4G+ in 7 cities.

In addition, priority was given to reducing operating costs and modernizing the network in response to the growth in traffic and to improve its reliability and bandwidth.

2016 Outlook

In 2016, Orange Slovensko expects its customer base to grow, with the exception of prepaid cards, due to the negative impact of the arrival of the new operator SWAN in the market. The objective is to slow the ARPU erosion trend and to keep the annual churn rate below 6%. The Voice over Mobile LTE (VoLTE) service should be launched in 2016.

Investments planned for 2016 will continue to focus on improving LTE (4G) and LTE-A (4G+) quality and coverage in the country, as well as on upgrading the network’s capacity. The network modernization program will continue (renovation of the radio access network, the all-IP program, optical extensions in the core and access networks).

3.1.5.3   Moldova

The Telecom Services Market

Key macroeconomic indicators

	2015	2014	2013
Population (in millions)	3.6	3.6	3.6
GDP growth (in %) (2)	-1.0%	4.6%	9.4%
GDP per capita (PPA, $)	4,999	4,998	4,698

Source: IMF, October 2015.

In 2015, Moldova’s economy was negatively affected by several factors:

- the depreciation of the Moldovan currency against the euro and the dollar and a high inflation rate (9.7%);

- the decline of 16% in exports and of 33% of transfer of funds, primarily due to the negative impact of the severe regional crisis in Russia and Ukraine;

- the continued political uncertainty that has blocked the reform process and the planned aid from the IMF, the European Union, and Western donors;

- the contraction of the industrial and agricultural sectors, leading to a global economic slowdown. The IMF expects Moldova’s GDP to show a slight decline of 1% in 2015.

Revenues from telecom services (in billions of lei)

Source: ANRCETI (Q3 for 2015).

1 leu = 0.0478 euro (average rate in 2015).

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Despite the economic situation, the telecommunications market in Moldova has continued its moderate growth of 2.8%, reaching 5.6 billion lei. Revenue was up significantly in the fixed broadband access and data transport market (+9.4%), mitigating the decline in revenue from fixed voice of 1%.

The mobile market recorded an annual growth of 1.5% in 2015, mainly driven by a 16% increase in mobile broadband. The main factors promoting the development of broadband access services has been the abundance of mobile and fixed broadband Internet connection offers, with an emphasis on 4G, and more attractive bundles with higher included traffic volumes.

Number of customers (in millions)

Source: ANRCETI (Q3 for 2015).

The total market was 6 million subscribers, down 0.6% year on year. While fixed-line telephony continued to decline, down 1% (-12,200 users) and mobile telephony decrease by 1% (-41,600 users), fixed Internet increased by 2.9% (+14,800 users). The mobile penetration rate reached 121.8% at end-2015 (-1.1 percentage points compared with 2014).

The competitive environment

Mobile market share

Source: ANRCETI (data as of end-September).

Despite the difficult economic situation and strong competition in 2015, Orange Moldova remained the market leader, with a market share of 58.3%, up by 1.4 percentage points. Moldcell, despite aggressive price offers and extremely generous loyalty incentives, decreased its market share to 34.4% (-0.4 points). Unite (mobile brand of the incumbent operator) despite being the leader in the convergence market lost 1 percentage points, with a market share of 7.3%. At the same time, OTT players are also competing with traditional telecommunications operators.

Orange Moldova’s activities

Operating indicators

	2015	2014	2013
Number of customers (in millions)
Mobile customers	2.1	2.2	2.1
ARPU (in euros per month)	4.6	5.4	6.3

Source: Orange Moldova.

In 2015, Orange Moldova managed to protect the value of its business by increasing revenue by 2.8 billion lei. Its attractive offers for deferred payments on handset purchases allowed it to fully offset the decline in revenue from the erosion of incoming international traffic due to competition from Over-The-Top (OTT) providers and the impact of the Russian crisis.

Commercial efforts have been focused on increasing value and on customer loyalty, encouraging the migration of prepaid customers to contracts and expanding the use of data and the M2M customer base, in order to slow the decline in average revenue per user (ARPU).

Orange Moldova worked to improve the customer experience in 2015 through a specific program, and launched a new Orange brand platform and opened its first Smart Store in Chisinau in October 2015.

Finally, Orange Moldova’s network was recognized as the best network in the country in terms of performance and quality, with 4G coverage having already reached 84% of the population.

2016 Outlook

Orange Moldova will focus its efforts in 2016 on consolidating its leadership of the mobile market, continuing to develop data usage and protecting the profitability of its business activities. The main priorities will be to provide the best service to customers and ensure the soundness of the company’s results through:

- the management of the customer base: slowing the decline in ARPU, continuing the migration of prepaid customers to contracts, speeding up the adoption of 4G smartphones and data use, and encouraging the biggest users of 3G mobile broadband to move to 4G;

- differentiation in the area of customer experience and loyalty through the continuous improvement of customer interactions;

- maintaining its leadership in 4G by leveraging the increasing adoption and use of mobile data.

3.1.5.4   Armenia

In August 2015, Orange announced the sale of 100% of its mobile subsidiary Orange Armenia to Ucom, an Armenian Internet service provider.

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3.1.6    Africa and the Middle East

3.1.6.1   Egypt

The Telecom Services Market

Key macroeconomic indicators

	2015	2014	2013
Population (in millions)	88.4	86.7	84.7
GDP growth (in %)	4.2%	+2.2%	+2.1%
GDP per capita (PPA, $)	11,262	11,918	10,762

Source: IMF, October 2015.

The economic situation in Egypt improved in 2015 as a result of the country’s return to political stability, the resumption of public investments (extension of the Suez Canal), improved corporate morale, the resumption of foreign investment following structural reforms and the reduction of the public deficit. The Egypt’s gross domestic product (GDP) growth was an estimated 4.2% at end-2015, 2 percentage points higher than in 2014. The consolidation of the economic recovery nevertheless remains dependent on the continuation of the reforms already underway as the evolution of the security situation.

Revenues from telecom services (in billions of dollars)

Source: Mobinil.

1 US dollar = 0.9013 euro (average rate in 2015).

Number of customers (in millions)

Source: Mobinil estimates.

In 2015, the regulatory authority (National Telecom Regulatory Authority) imposed severe restrictions on the sale of lines for security reasons, which resulted in a decrease in the number of mobile phones in Egypt. The Egyptian mobile telephony market is comprised essentially of prepaid customers. Operators are increasingly developing their offers into the lower end of the market, reducing connection charges, offering inexpensive handsets and allowing customers to recharge small amounts. This strategy is aimed to acquire middle-class and rural customers, and has resulted in a reduction of the average revenue per user (ARPU). The signs of recovery in the tourism industry during the second half of 2014, confirmed at the start of 2015, dissipated after the resurgence of terrorism in the 4th quarter, which, in turn, had a serious effect on roaming revenues.

The penetration rate of fixed-line telephony continues to fall, the development of broadband Internet remains very limited and the mobile penetration rate fell for the first time in 2015, due to the decline in the number of mobile handsets. This rate reached 112% of the population at end-2015.

The competitive environment

Mobile market share

Source: Mobinil.

The Egyptian market is characterized by an increasingly competitive environment. Most competition is between mobile operators, but is also moving increasingly into the Internet and B2B markets. At the same time, OTT players are competing in the traditional telecommunications sector.

ECMS was the first operator to launch mobile services in Egypt, which it did in 1998 under the Mobinil brand. Vodafone Egypt was the second operator to enter the market, also in 1998, under the ClickGSM brand. It has positioned itself in the high value-added customer segment by virtue of its 3G network, launched in 2006. Etisalat, a subsidiary of Etisalat U.A.E, entered the market in 2007 with an aggressive low-cost strategy.

Despite the highly competitive market and regulatory pressure to improve sales monitoring, Mobinil managed to increase customer numbers in 2015 and maintain its number-two spot with a 33.2% market share (source: GSMA February 2015). Vodafone remains the market leader, with a share of 35.6%, and Etisalat is in 3rd place with 31.2%.

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Mobinil activities

Operating indicators

	2015	2014	2013
Number of mobile customers (in millions)	33.1	33.7	34.8
o/w contracts	6.2	5.8	4.5
o/w prepaid offers	26.8	27.9	30.3
Total ARPU (in euros per month)	2.9	2.5	2.5

Source: Mobinil.

At the beginning of 2015, Orange bought all the shares and voting rights of Mobinil (ECMS), increasing its stake in ECMS from 94% to 99%.

Mobinil’s mobile customer base stood at 33.1 million as of end-2015, a fall of 2% compared with 2014, and 81% of customers are in the prepaid segment. However, the proportion of prepaid customers decreased in 2015 due to the success of capped contracts. Annual revenues totaled 1,340 billion euros in 2015, an increase of 4.2% compared with 2014 on a comparable basis.

Distribution

Mobinil sells products and services in Egypt through different distribution channels:

- 52 Mobinil stores;

- 53 franchise stores;

- 25 Mobinil kiosks;

- 116 express stores;

- specialized distributors and retailers.

Network and licenses

ECMS has a GSM license and a 15-year UMTS-3G license obtained in 2007. A coverage plan detailed over five years accompanies the grant of the 3G license, and the Egyptian Telecommunication Regulatory Authority (NTRA) guaranteed to Mobinil the grant of other frequency bands, the possibility of applying a special rate to its customers for communications within the Mobinil network (on net mode), and the reservation of a new network code. Additional spectrum was acquired in 2013.

2016 Outlook

The social and political situation has started to stabilize in Egypt. However, the economic recovery has been slow and is threatened by the difficulty in attracting foreign currencies as well as the impact of terrorism on tourism and on direct investment from abroad. ECMS will pursue the action plans initiated in 2012 with a strategy focused on value creation and operational efficiency. ECMS’s management will continue to focus on cost-monitoring and profit margin improvements through major initiatives like a large transformation program. A comprehensive license should be granted to the current mobile operators in 2016. Telecom Egypt should secure a mobile license, thereby becoming the 4th mobile operator on the market.

3.1.6.2   Senegal

The Telecom Services Market

Key macroeconomic indicators

	2015	2014	2013
Population (in millions) (1)	14.4	13.9	13.5
GDP growth (in %) (2)	+5.1%	+4.7%	+3.6%
GDP per capita (in dollars PPP) (2)	2,426	2,352	2,275

Source: (1) ANSD 2015 (2) IMF, October 2015.

With a population of 14.4 million, Senegal is West Africa’s third-largest economy.

Number of mobile customers (in millions)

Source: Arcep fourth quarter 2015.

* Penetration rate (as a % of the population).

The mobile market reached 15 million SIM cards in 2015, up 4% (compared with +9.5% in 2014), representing 580,000 additional customers. Despite the slowdown in growth due to additional regulatory constraints (requirement to identify subscribers) the mobile penetration rate increased by +0.4%, attaining 103.9%.

The regulated mobile call termination rates dropped again in 2015 by -20% (from 15 to 12 CFA francs per minute). At the end of March 2015, the regulatory authority opened a 4G test phase for all operators. A tender offer (by auction) was launched during the month of November 2015, and should lead to the allocation of licenses for the 4G frequency band.

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The competitive environment

Mobile market share

Source: Arcep fourth quarter 2015.

There are three operators in the mobile market: Orange, Tigo-Sentel (a subsidiary of Millicom International) and Expresso Sénégal, a subsidiary of Sudan Telecom (SUDATEL). Once again in 2015, competition between the operators was fierce. It led to marketing campaigns to encourage prepaid recharges for abundance offers focused on voice off net uses and mobile data. The growth of mobile Internet usage has continued, still boosted by improving service quality, the expansion of 3G coverage, enriched offers and the multiplication of smartphones. Orange was able to maintain its market share compared to 2014, despite intense competition in 2015 (source: ARTP fourth quarter 2015).

Orange Senegal’s activities

Operating indicators

	2015	2014	2013
Number of customers (in thousands)	8,797	8,493	7,761
Fixed-lines	283	291	291
Internet lines (ADSL)	101	105	105
Mobile customers	8,413	8,097	7,365
Mobile ARPU (in euros per month)	4.5	4.7	5.5

Source: Orange Senegal.

The number of Orange mobile customers, almost entirely comprising prepaid options increased by 3.9% in 2015 versus 9.9% in 2014. This slowdown in the growth of the customer base is due on one hand to regulatory constraints regarding the identification of customers (extended in 2015 to the indirect sale of SIM cards), and to the near saturation of the market, whose mobile penetration rate was 103.9% in 2015, on the other.

The downward trend of ARPU continued in 2015 for several reasons:

- the decline in outgoing traffic revenues, strongly affected by the development of abundance offers, partially offset by the growth of mobile data revenues and value-added services;

- the increase in low revenue contribution subscriber categories.

However, this downward trend has slowed as a result of the growth in mobile call termination revenue boosted by ultra abundant offerings from the competition (calls to all networks), despite a further decrease in mobile interconnection rates (from 15F to 12F).

The number of fixed broadband Internet (ADSL) subscribers fell slightly (-4.4%) in 2015, due to the competition related to the development of 3G mobile Internet offers. The total number of fixed lines remained relatively stable compared to 2014 (-2.7%). This near-stabilization, despite the strong competition in mobile activity, is related to the development of new HOME fixed-line formulas offering the Livebox with voice, Internet and TV contracts.

The mobile offer of Orange Senegal consists mainly of prepaid formulas based on three types of offers: Diamono Classique, Diamono S’ Cool and Diamono Door Waar. Furthermore, the Kirène avec Orange offer is an MVNO-type offer developed in partnership with Kirène. The Orange Money mobile payment offer had around 2.1 million registered customers at end-2015, representing 25% of the mobile customer base. The expansion of the partnership with new players in merchant payment and invoice payment led to significant growth in the volume of transactions (+73%) compared with 2014.

The development of the mobile Internet offer is continuing with the Pass Internet Everywhere sold by retailers from 100 CFA francs, with more than 1.4 million users invoiced at the end of 2015.

Distribution

Orange’s distribution network is made up of:

- one center bringing together the direct network’s commercial activities around 7 regional sales departments managing 37 directly owned stores (Sonatel outlets), 11 of which are in Dakar;

- one agency dedicated to the development of sales by indirect networks, which are made up of:

-  3 reserved sales areas (shop in shop) in Casino stores,

-  116 Orange stores,

-  60,360 indirect partners (wholesalers - semi-wholesalers - retail vendors).

2016 Outlook

Orange Senegal’s priorities in 2016 will be focused on:

- limiting the erosion in the EBITDA margin and stabilizing revenues (excluding exceptional events) compared with 2015;

- keeping its market share (in volume and value), stabilizing its prepaid recharges (in value) at least at the 2015 level and overhauling its mobile and fixed-line subscription offers while maintaining the same revenue;

- implementing transformation projects;

- undertaking investment projects to renew and modernize its networks, obtaining spectrum and successfully rolling out 4G, both technically and commercially;

- improving customer satisfaction (according to the COPC standard) and controlling costs of the hotlines (technical and commercial) as well as strengthening customer digitization solutions;

- developing Orange Money uses and services;

- developing synergies with the Group for international traffic (corridor offers, OZ new look) and the positioning of HUB Data;

- consolidating its leading position in the mobile Internet market (with

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   market share of over 60%) and strengthening its contribution to prepaid revenues;

- developing mobile payments by industrializing merchant payment, and improving the profitability of Orange Money;

- ensuring the success of projects to reduce operational costs (energy, maintenance, resources, purchasing expertise);

- continuing its efforts to control technical service quality, and maintaining its leading position in the indicators published by the regulatory authority;

- strengthening the partnership with the government to develop the digital economy, popularize the Internet, implement the digital transition and expand financial inclusion in Senegal thanks to mobile banking solutions.

3.1.6.3   Ivory Coast

The Telecom Services Market

Key macroeconomic indicators

	2015	2014	2013
Population (in millions) (1)	23.3	22.7	22.6
Growth in GDP (in %) (2)	+8.2%	+7.9%	+8.7%
GDP per capita (in dollars PPP) (2)	3,304	3,101	2,901

(1) Estimate based on the last general population census.

(2) Source: IMF, October 2015.

2015 was marked by the continued improvement of the economy following the consolidation of reforms. The reforms were carried out in particular in the areas of infrastructure and the improvement of living conditions. Moreover, the successful elections that took place in October 2015 confirmed the country’s political stability and fixed the institutional framework until 2020.

Number of mobile customers (in millions)

Source: ARTCI.

* Penetration rate (as a % of the population).

Ivory Coast’s mobile market grew from 22.1 million to 25.4 million SIM cards between 2014 and 2015, an increase of 14.9%. The mobile operator penetration rate grew from 97.5% to 109.2%. This increase reflects continued expansion in the number of consumers with multiple SIM cards and the number of abundance offers, as well as falling communication prices and handset costs.

The competitive environment

Mobile market share

Source: ARTCI Q3 2015.

The telecommunication market underwent significant changes in 2015, with the renewal of the global licenses of Orange, MTN and Moov, and the expected allocation of a license to a fourth operator to replace GreenN, Café Mobile and Comium. The allocation of licenses for the launch of 4G is expected in early 2016.

The market is characterized by a high level of competition between the operators, which offer very attractive price promotions (recharge bonuses from 100% to 300%, and other freebies) and multiply the number of promotions aimed at new customer recruitment and at multiple ownership of SIM cards.

Within this context, Orange’s market share increased in the third quarter to 41.9%, compared to 38.9% in 2014, thanks to the innovative nature of its offers (new Animals range), to growth in mobile broadband and mobile payments. It accordingly held onto its top spot, ahead of MTN.

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Côte d’Ivoire Télécom and Orange Côte d’Ivoire Activities

Operating indicators

	2015	2014	2013
Number of customers (in thousands)	11,111	9,166	7,337
Fixed-lines	264	231	287
Internet lines (ADSL)	49	39	36
Mobile customers (incl. MBB)	10,798	8,896	7,014
Mobile ARPU (in euros per month)	5.5	6.1	6.3

Source: Orange.

The number of fixed lines of Côte d’Ivoire Télécom represents a low percentage of the total number of customers, due to strong competition from the growth of mobile.

There was strong growth in the broadband mobile market, with the arrival of 3G.

At the end of 2015, Côte d’Ivoire Télécom had approximately 49,000 ADSL Internet customers. Recruitment continues to grow, +26% compared to the targets, thanks to:

- the launch of offers such as one citizen, one computer, one Internet connection;

- flash promotions through the deal of the week;

- the ADSL promotion on Parents’ Day.

Distribution

Since the operational merger of Orange Côte d’Ivoire and Côte d’Ivoire Télécom in 2010, Orange has had the largest network of retail stores in the country’s telecom sector, a total of 130. Of these, 38 were directly owned and 92 were franchises at end 2015. Indirect distribution is managed through a network of 14 exclusive partners comprising close to 83,000 retailers.

In 2015, Orange Côte d’Ivoire continued to offer training to its partners, to help them build their business skills. The company also worked with its entire distribution network to promote the Orange Money service.

2016 Outlook

Within this context, Orange’s priorities for 2016 are:

At the B2C level:

- being the Best in Class operator on the Internet: having the best customer interactions, the best Internet coverage and strengthening its leading position in terms of customer base and value in fixed-line and mobile data;

- defending its position in the prepaid market: securing the customer base by containing the churn rate and by appealing to young people and different communities (ethic, foreign, etc.), in order to respond to the competition;

- consolidating the growth of Orange Money: maintaining growth by improving penetration (in rural areas, among youth, women, B2B segments) and developing the distribution network;

- having the best digital customer experience: being the leader in self-care through the customer space and Orange et Moi with 90 million CFA francs in revenue.

At the B2B level:

- developing a company culture focused on the customer experience: improving service delivery, customer service and the invoicing process;

- strengthening its leading position in terms of value and volume: securing revenue at the top end of the market with connectivity services (overhaul of data offers), developing ICT sales through B2B sales and monitoring invoiced revenue;

- accelerating the development of growth opportunities: OM, ICT, data, etc.

3.1.6.4   Jordan

The Telecom Services Market

Key macroeconomic indicators

	2015	2014	2013
Population (in millions)	6.8	6.7	6.5
GDP growth (in %)	+2.9%	+3.1%	+2.8%
GDP per capita (PPA, $)	12,162	11,971	11,677

Source: IMF, October 2015.

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Number of mobile customers (in millions)

Source: TRC, Q3 2015.

* Penetration rate (as a % of the population).

The mobile market grew from 11.1 million to 13.1 million SIM cards between 2014 and 2015, an increase of 19%, and the mobile market penetration rate increased by 12 percentage points to reach 159%. The market increase was driven by competition, with abundance offers in data taking over from prepaid voice offers in 2015, together with the regular growth in broadband mobile services.

The competitive environment

Mobile market share

Source: TRC, Q3 2015.

Jordan has three major mobile operators. Orange remained in second place in the mobile market, with an increase in its market share in 2015 of 1.9 percentage points to 33.3% (source: GSMA). Intense competition continued to be the hallmark of 2015, buoyed by the launch of 4G offers from Orange and Zain during the first half of the year, and an abundance of offers for the mass market and companies.

Orange Jordan’s activities

Operating indicators

	2015	2014	2013
Number of customers (in thousands)	3,654	3,776	3,880
Fixed-lines	430	433	433
Internet lines	214	206	191
Mobile customers	3,010	3,137	3,256

Source: Orange Jordan.

Orange had 3.7 million customers at end-2015, a decrease of 3.2% compared with 2014. The increase in the mobile base comes primarily from Internet Everywhere offers dedicated to data, enhanced by 4G solutions, and abundance offers responding to customers’ expectations.

The number of Orange’s fixed Internet customers grew by 3.7% in 2015. Orange continued to roll out a full range of Internet services based on ADSL and FTTx technologies (vDSL and FTTH), and on the implementation of abundance offers to better serve customers.

Distribution

Segmentation of distribution channels (as a % of customer acquisitions)

Source: Orange Jordan.

Indirect distribution is Orange Jordan’s main distribution network, due to the fact that prepaid card sales represent the majority of its sales. Orange stores and customer contact centers make all sales regarding fixed-line services, ADSL, mobile and the Enterprise segment. Orange Jordan launched an online sales service at the end of 2014.

2016 Outlook

Competition on the market is expected to remain intense in 2016, when all operators will have a national 4G network. However, the market is expected to focus more on abundance offers for data and voice than on price reductions. The main drivers of growth will be the Internet, fixed-line and especially mobile broadband. As a leader in the Internet market, Orange Jordan is well positioned to benefit from this development. The main objectives are to slow the decline of traditional revenue by developing new revenue sources:

- developing network coverage and service quality to improve the customer experience;

- transforming the customer base to higher revenue segments (ARPU) through targeted offers;

- increasing the share of ICT revenues in the Enterprise segment.

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3.1.6.5   Botswana

The mobile market is still developing, despite a high penetration rate that reached 168% of the population in March 2015 (source: BOCRA 2015 annual report). The market is composed of four main players: Botswana Telecommunications Corporation Limitel (BTCL), Mascom Wireless Botswana (Mascom), Orange Botswana (Orange) and Botswana Fibre Networks (BoFiNet), which provides wholesale services.

In 2015, Orange cemented its number two ranking in the mobile market, with almost 947,000 active customers at year-end (source: Orange Botswana) and a market share of 32%, which remained constant since 2014 (source: BOCRA 2015 annual report). 2015 also saw the launch of new innovative services such as 4G.

On the fixed broadband market, a new operator, Konnecta, is competing with BTCL.

Orange was the first mobile operator to launch 4G services in 2015. Mobile voice and SMS represent 59% of its revenues, and data services represent 19% of total revenues in 2015. Furthermore, Orange continued to develop Orange Money and ranked number one with a 65% market share of mobile payments (source: BOCRA 2015 annual report). The Orange mobile network covers nearly the entire population of Botswana, including 53% for 3G services.

Orange has a distribution network of 17 stores around the country, plus an indirect distribution network made up of retail chains and wholesalers.

Orange Botswana’s priorities for 2016 will be as follows:

- continued growth in the number of customers, fixed-line broadband offers and revenues in the Enterprise segment;

- growth in mobile data usages and content;

- continued excellence in the customer experience.

3.1.6.6   Cameroon

The mobile market has a penetration rate of 93%, compared to 72% in 2014 (source: GSMA). This change reflects in particular the development of the multi-SIM phenomenon, following the arrival of a third GSM operator at the end of 2014 and the expansion of geographic coverage by the operators.

In 2015, the competition mainly focused on data formulas, through an accelerating rollout of mobile coverage, the enrichment of the offers and the development of promotions and bonuses, as well as price cuts.

Orange Cameroun had 7.1 million active customers at the end of 2015, more than 98% of them prepaid customers, up sharply compared with 2014 (+14%).

For Orange Cameroun, 2015 was marked by the renewal of its operating license for a duration of 15 years, allowing it to offer 3G and 4G services. In March 2015, Orange Cameroun launched its 3G network, relying on its broad network coverage (more than 50% of sites). Revenue from the data business continued to grow in the wake of this launch, reaching about 7% of total revenue at the end of 2015 (versus 3% in 2014). Furthermore, Orange Cameroun consolidated its leading position in mobile payments thanks to the numerous innovations of its Orange Money service.

In 2016, the competitive environment is expected to expand, with the expected launch by the incumbent operator CAMTEL of its GSM network, bringing the number of GSM operators in the market to four.

3.1.6.7   Guinea Bissau

The mobile market in Guinea Bissau, mainly focused on voice applications, continues to grow with a penetration rate of approximately 74% (source: GSMA February 2015) in 2015. Orange is the most recent entrant in a market shared by two operators. With 558,375 active mobile customers at end-2015, (+8.8% compared with 2014) and a market share of 51.2% Orange Bissau reclaimed the leadership position in volume market share at the end of December 2015, and consolidated its leading position in the value market (source: Orange). Orange Bissau launched the first 3G network in May 2015, and was also the first operator to launch 4G at the end of 2015.

Orange Bissau is the Internet market leader and had 1,350 active Wimax broadband Internet customers at the end of 2015. However, the development of the Internet is held back by the lack of electrical energy in the country.

In 2016, Orange will pursue the following objectives to maintain its growth:

- covering 90% of the population set by the specification thanks to the deployment of 30 new sites;

- the development of mobile revenue through a better marketing presence, convergent and innovative offers;

- the development of the mobile data and B2B markets by proposing competitive and innovative offers.

3.1.6.8   Guinea Conakry

Orange Guinea, the fourth company to join the telecommunications market in 2007, has been a driving force in its development and has consolidated since 2013 its leading position with a market share of 54.4% and more than 5.3 million customers at the end of 2015. Voice traffic still dominates mobile usage, but mobile Internet is growing. Orange covers the 33 prefecture capitals with 3G broadband Internet (launched in 2011) and is the only operator to cover all 304 sub-prefecture capitals with 2G. The development of mobile Internet has been possible thanks to the transmission capabilities of the connection to the ACE submarine cable. Orange Guinea is also pursuing the development of its mobile business through Orange Money, distributed through a network of 301 kiosks to more than 135,000 active customers at the end of 2015. Orange Guinea distributes its products through a direct network of 17 agencies and an indirect network made up of 185 stores. Orange is the only operator in Guinea Conakry that is ISO 9001-2008 certified and has received the Top Employer 2005 distinction in Guinea and in Africa.

3.1.6.9   Mauritius

Mauritius Telecom - Orange is the leading fixed-line (ahead of DCL) and mobile (ahead of Emtel and MTML) operator in Mauritius (source: GSMA). It offers a comprehensive range of voice and fixed, mobile and Internet data services, together with convergence packages (voice, IP and TV) through MyT. In 2012, Orange was the first operator to launch 4G and the Orange Money mobile payment service and launched its fiber optic network (FTTH) in 2013 with a flow rate of 10-30 Mbits/s.

The number of customers increased for all Internet (+8.0% or 183,000 broadband Internet customers), mobile (+7.2% or 892,000 customers) and fixed-line (+0.9% or 365,000 customers) segments in 2015 (source: Mauritius Telecom). This growth strengthened Mauritius Telecom - Orange’s leadership position in the market. The Group enhanced its TV selection and took over the leadership in pay TV with more than 119,000 customers (+18.4%). Moreover, Orange offers Cloud solutions to companies.

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The company delivers global connectivity via the Sat3/WASC/SAFE, LION and LION2, Eassy, and GIE fiber optic submarine cables. The Group also has a presence abroad through its investments in Orange Madagascar, CSL Madagascar, and its stake in TVL, the incumbent operator in Vanuatu, which was increased from 50% in 2013 to 100% in 2015.

3.1.6.10 Iraq

Iraq had a population of 35.2 million people (source: IMF, October 2015). In the third quarter of 2015, the number of customers reached 30.6 million, a mobile penetration rate of 83% (source: GSMA, December 2015). In 2011, the Orange group acquired a minority 20% stake in the Iraqi operator, Korek Telecom, which holds the national 2G and 3G mobile licenses. The economic conditions changed drastically from June 2014 with the start of the civil war in the northern and eastern parts of the country, with security problems affecting the expenditure and consumption of Iraqi citizens. However, the company continued to expand throughout the country, extending network and sales coverage, and in December 2015 it reached 7.2 million customers (vs. 6.3 million in December 2014).

3.1.6.11 Kenya

In November 2015, Orange signed a binding agreement with Helios Investment Partners for the disposal of its entire equity investment of 70% in Telkom Kenya. The completion of this transaction remains subject to the approval of the relevant authorities.

3.1.6.12 Madagascar

Madagascar’s political stability was confirmed in 2015 with the municipal elections that were held in July. However, in the absence of significant progress in governance and fiscal reforms, only a few hundred million dollars in financial aid have been paid out.

At the end of 2015, the mobile penetration rate as around 22%. The number of Orange’s mobile customers and its market share remained stable. Orange strengthened its leading position in the 3G and 3G+ broadband mobile Internet market, notably for businesses, thanks to the quality of the international connectivity provided by the LION cable.

On the consumer market, Orange continued in 2015 its commercial strategy based on prepaid Internet contracts at very competitive prices, combined with a smartphone offer at less than 50 euros.

In the area of Corporate Social Responsibility, Orange Madagascar continued to install solar panels in rural regions to help reduce CO2 emissions related to the generation of electricity for its radio sites. At the end of 2015, 250 radio sites were powered directly by solar energy, out of a total of 630 sites.

Awaiting for its license renewal, Orange postponed in 2016 the launch of its 4G service in order to be able to offer a better experience to its customers.

Finally, Orange Money continued to grow in 2015, increasing its active customer base by more than 30%, which generated almost 50 million euros in transactions in December 2015, up 35% compared with 2014, at constant exchange rates (source: Orange). The Orange Money distribution network also expanded, with more than 3,000 deposit-withdrawal points in 2015.

Orange’s priorities in 2016 will be:

- developing telecommunication services aimed at businesses and professionals, notably with the launch of its 4G service;

- the continued development of Orange Money;

- the improvement of its mobile network in high-demand areas;

- the strengthening of the broadband transmission network.

3.1.6.13 Mali

The mobile market slowed in 2015 to reach a market penetration rate of 126%, down 9 percentage points compared to 2014 (source: Orange Mali estimates), due to the launch of subscriber identification.

Orange, the second company to join the mobile market, is now the leader in the mobile market with a 57.9% market share (source: Orange Mali estimates). Orange’s main competitor is Sotelma, the incumbent operator, owned by Maroc Télécom, which itself is held by Etisalat. The government granted a third comprehensive license to the Planor-Monaco Telecom International consortium in January 2013; the consortium will operate through the Malian company Alpha Télécommunication Mali SA (Atel-SA).

At end-2015, Orange Mali’s mobile network covered about 89% of the population and 44% of the country, and had a total of 11.9 million active customers, 99.9% of them prepaid customers. The main mobile usage is voice, mobile broadband and mobile payment systems. In June 2010, Orange Mali launched the Orange Money service, which allows users to carry out financial transactions from their mobile phones. The service had nearly 3.4 million customers at the end of 2015 (versus 2.3 million at end-2014).

The broadband Internet customer base included more than 165,500 subscribers at end-2015, an increase of more than 18%.

In 2016, the main challenges for Orange Mali will be as follows:

- being the customer experience leader to then become the preferred operator in Mali;

- keeping its position as market leader in terms of volume and value;

- turning Orange Money into a financial success following on from its commercial success.

3.1.6.14 Morocco

In 2015, the telecommunications market in Morocco was marked by a significant drop of 16% in average prices for mobile services, which led to a 10% increase in average usage volume per customer (source: ANRT, 4th quarter of 2015). The main mobile usage remains voice, due to the significant decline in SMS caused by the development of OTT services. On the other hand, 2015 confirmed the market dynamic for data and value-added services, which continued to show strong growth.

Orange is present in the market through its subsidiary Médi Telecom, which markets its services under the Méditel brand. Orange increased its stake in Médi Telecom in July 2015 and now holds 49% of the shares and a majority of the seats on the Board of Directors.

Médi Telecom had a 31.9% share of the mobile market, or 1.2 percentage points more than in 2014, with 13.7 million mobile customers at end-December 2015 (source: ANRT), and covered 99% of the population. Maroc Telecom is the market leader with 18.3 million customers (42.5% market share), and Inwi is in third position with 11.0 million mobile customers. The mobile customer base is mainly made up of prepaid customers (94%).

Médi Telecom has a strong presence in the mobile Internet market with 3.69 million customers at end-December 2015 and 27.7% of the market share (source: ANRT). 3G/4G mobile Internet is the dominant Internet access mode in Morocco, accounting for 92% of the total Internet market at end-December 2015 (source: ANRT).

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Médi Telecom has 420 stores and more than 50,000 resellers throughout the country to distribute its products and services.

Highlights for Médi Telecom in 2015 were:

- obtaining a 4G license and being the first operator to launch 4G services in Morocco in April, with a coverage rate of 35% of the population at end-2015;

- revitalizing the contract market in May by launching unlimited voice and SMS offers beginning at 199 dirhams (or 18.5 euros) per month with 3 Gb of data;

- launching its consumer ADSL services in October following the ANRT decisions on the rates and technical methods for unbundling the local loop and Morocco Telecom’s publication of related wholesale offers;

- signing a long-term loan for 3.2 billion dirhams with a consortium of Moroccan banks in December. This new funding will allow the operator to continue to invest in broadband service, and in its strategies for digitization and customer-focused service offerings;

- at end-2015, having almost completed the renewal of its radio access network and its backhaul and IP capacities.

In 2016, Médi Telecom will focus on:

- speeding up the development of mobile data business thanks to a completely updated network;

- regionalizing the distribution and the development of digital distribution to get closer to the end-customer;

- developing ADSL and fiber offers, as well as the Enterprise market, supported by its ability to propose fixed-line broadband offers via adapted fiber and radio access.

3.1.6.15 Niger

Orange, the most recent entrant in the mobile market, has a market share of 35%, and ranks second behind Airtel and ahead of Moov and Sahelcom (source: GSMA January 2016). Its mobile customer base included 1.9 million active customers (Source: Orange). Orange Niger is the market leader in mobile broadband Internet thanks to its exclusive 3G offer. Orange Niger also ranks second behind Airtel for the coverage of its mobile network, with coverage of 80% of the population in 2015 and a network of over 515 2G sites and 151 3G sites (source: Orange Niger).

Orange Niger markets its products through a direct distribution network made up of 11 stores, supplemented by 45 distributors and 22,000 points of sale located throughout the country.

In 2016, Orange Niger aims to remain the country’s leading ISP. It also aims to consolidate its position in the mobile market by reinforcing its network in the country’s major cities and continuing to improve quality of service.

3.1.6.16 Central African Republic

Orange, the last of four mobile operators to enter the Central African Republic market, quickly set to work to conquer the B2B market.

Its customer base is more than 395,000 active customers, almost all of whom are prepaid customers. As the first operator to have launched 3G in the Central African Republic, followed by Telecel, Orange is the market leader in mobile broadband Internet (in 3G and in WiMAX).

Orange Centrafrique had a direct distribution network comprising 4 branches (2 in Bangui, 1 in Berberati and 1 in Bouar, the branch in Bambari was temporarily closed for safety reasons), in addition to 30 distributors and 7,200 resellers across the country.

The growth of the telecommunications market is still heavily handicapped by low purchasing power (compounded by high inflation, particularly for food products) and the lack of infrastructure, as well as repercussions of the troubles experienced by the country since 2013. The mobile penetration rate remains low, due to the very low population density, which limits network coverage (according to the IMF, the population was 4.8 million in 2015, i.e. fewer than 8 inhabitants per km²).

Nevertheless, Orange Centrafrique continues to invest in the mobile network to enhance its coverage and quality of service. It has the second most extensive network in the country, with 106 sites (63 sites in 2G only and 43 sites in 2G/3G), allowing it to offer mobile services in 51 towns.

Pour 2016, Orange Centrafrique aims to confirm its leadership in mobile data and fixed data, strengthen its position among B2B customers (military, NGOs and companies) by providing customers with the best possible experience and to be a pioneer in mobile banking.

3.1.6.17 Democratic Republic of the Congo

The Democratic Republic of the Congo has a population of 81.7 million, putting it in fourth place in Africa in terms of population (source: IMF, October 2015). However, the mobile penetration rate is only 58% (source: GSMA February 2015), much lower than in most neighboring countries.

Orange owns 100% of Orange RDC, holds a national 2G and 3G license, and boasts excellent growth potential due to the country’s low mobile penetration rate.

The number of Orange RDC mobile customers was 5.3 million at the end of 2015, compared with 4.3 million at the end of 2014, an increase of 23% (source: Orange RDC).

In 2015, Orange RDC achieved revenue growth of 42%. This growth is related to the commercial success of its prepaid contract offers, Bilengi, and its data offers. Orange RDC finalized its new organization in 2015, with the establishment of six regional divisions primarily dedicated to customers.

In 2016, Orange RDC aims to achieve revenue growth of approximately 30%, in addition to a 46% increase in its customer base. To that end, Orange will focus on the following areas of development in 2016:

- accelerating 3G+ network coverage to strengthen the growth in data traffic, with the coverage of a 2nd major city (Kisangani) after Mbuji-Mayi in 2015;

- improving the technical quality of service and customer satisfaction (ACE program);

- improving the capillarity of the distribution and the densification of the outlets network by the regionalization of the sales activity;

- maintaining and strengthening marketing, focused on the quality and generosity of the offers;

- developing new sources of growth and opportunities concerning:

-  rural telephony: increasing network coverage in rural areas (70% of the Congolese population) with the support of technical partners, through a very ambitious program for at least 500 villages,

-  developing high speed broadband offers for large companies and flexible voice offers for small companies,

-  Orange Money, with the launch of the Mobile Banking service, relying on the distribution and the quality of the service,

-  wholesale traffic, by developing hubbing activities for international traffic.

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3.1.6.18 Tunisia

In 2015, Orange Tunisie continued its growth dynamic started in 2014 and became a recognized operator in the telecommunications market with 4 million mobile customers (an increase of 640,000 compared to 2014). Its mobile market share also increased to 23% versus 42.5% for Ooredoo and 34.5% for Tunisie Telecom at the end of October 2015 (source: INTT).

Its share of the mobile Internet market increased to 46%, versus 31.4% for Tunisie Telecom and 22.6% for Ooredoo at the end of October 2015 (source: INTT). After five years of operation, Orange Tunisie generated positive net income for the first time.

During 2015, Orange Tunisie launched several prepaid mobile offers:

- 9alhom ossktou, offering subscribers a bonus equal to 15 times the recharged amount on all recharges over five dinars during its launch and 16 times the amount since October 2015;

- 20/20, which offers its subscribers a bonus equal to 20 times the recharge;

- Edawa5, which offers a low price-per-minute;

- and a variety of voice, SMS and data options.

At the end of December 2015, the ARPU (at 9.88 dinars) was increasing by 10% compared to 2014 and the churn rate was improving.

Orange Tunisie also revised its Flybox fixed-line and Internet offers, which are more generous in terms of voice and data, and extended its value-added services (SOS Data Credit, a new range of SOS Voice Credit, the Bye Bye service).

Moreover, Orange Tunisie has expanded its distribution network with nearly 24 directly-owned stores, 38 franchises including special areas for professional customers, 116 points of sale that have been awarded labels and more than 15,000 recharging outlets. This rollout has allowed Orange Tunisie to strengthen and consolidate its marketing strategy and to get closer to its customers.

The improvement of the customer experience remains Orange Tunisie’s top priority, and is based in particular on the Excellence in Customer Service program, the continued improvement of customer interactions (digitization, immediate surveys) and the opening of the first Smart Store in December 2015.

As regards technical developments, 2015 saw the continuation of the plan for extending and consolidating the network, with the commissioning of 137 new radio sites, bringing the total number of optimized radio sites to 1,463 in 2015, thereby reducing the gap between Orange Tunisie and its two other competitors.

2015 was also significant for several major developments in the core network’s architectures and service platforms:

- capacity extensions of the existing sites and extension of the core network in order to reach a capacity of 21.5 Gb of traffic at end-2015;

- continuing the Enterprise connectivity plan;

- continuing the fiber optic plan, connecting about a hundred sites with fiber in 2015, including 40 for LTE use.

At the level of society, Orange Tunisie’s policy is part of the Orange Group’s global policy, focused on the company’s social responsibility, as well a policy of sponsorship and support of regions through the financing of projects such as the granting of digital tablets to the Bardo museum and the rehabilitation of schools in deprived areas, making the digital world accessible to the greatest number of people.

As part of the preparations for launching 4G in Tunisia in 2016, Orange Tunisie moved forward with the commissioning of 33 4G sites as part of the Orange City project.

In 2016, Orange Tunisia will pursue its growth strategy focused on developing data services through the launch of 4G, the launch of more innovative services in order to meet the needs of high-value customers and an investment plan to support growth.

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3.1.7    Non-controlling equity interests

In accordance with the agreement signed in February 2015, Orange and Deutsche Telekom completed in January 2016 the sale to BT Group of 100% of EE, their joint venture in the United Kingdom, which they previously held 50/50. This agreement was approved by the Competition and Markets Authority (CMA) in the UK in January 2016.

3.1.8    Enterprise

3.1.8.1   The market

Orange Business Services brings together the expertise and know-how of Equant, Orange and of its subsidiaries, and operates worldwide under the Orange brand across the whole Business communications and IT Services market. This market is part of the broader Information and Communication Technologies (ICT) sector, which includes technologies used to process and send information. Worldwide this market represented approximately 1,300 billion euros in 2015, with telecommunications accounting for slightly less than 40% of this total:

Breakdown of global ICT market in 2015, in value (%)

Source: Gartner.

Orange Business Services offers a range of services to large corporate customers, local authorities and SMEs in France, as well as to multinationals around the world, supporting their digital transformation and the implementation of their communication projects. To achieve this, and thereby become the trusted partner in the digital transformation of its customers, Orange Business Services offers a full range of services, primarily in the fixed-line communications and IT services markets.

Worldwide, the contraction in fixed-line connectivity services (voice and data), on one hand, and the sharp increase in IT services, on the other hand, led to overall market growth of 2.3%, at constant exchange rates, in 2015:

- the connectivity market continued to contract in 2015, dipping below -2%, at constant exchange rates. The decline in the legacy voice and data markets was only slightly offset by higher demand for IPVPN networks and broadband and high-capacity broadband networks, particularly Ethernet;

- the IT services market grew by over 3.6%, once again at constant exchange rates, thanks to the various consulting, integration, outsourcing and product support services.

In France, the market continued to grow in 2015 at a rate of close to 1%. The ongoing decline in the fixed-line voice market together with the erosion of the fixed-line data market, were largely offset by the growth in the IT services market:

- the enterprise network services market continued to decline, by around 3.5% in 2015. The fixed-line voice market continued to contract, due to the lower number of accesses, the erosion of prices, technological migration (SIP) and substitution by other methods of communication (mobile telephony, unified communications, email, OTT services (Over-The-Top), etc.). The data market continued to fall: growth in the broadband and high-capacity broadband markets did not offset the sharp downward trend in the legacy services market, along with the slight decline in the IPVPN networks market;

- the IT services market built on the recovery that began last year, growing by over 1.5% in 2015. This growth, which was continually revised upwards during the year by analysts and industry associations such as Syntec Numérique, reflects the improvement in the consulting, integration and outsourcing services market, support services being relatively stable.

In terms of the business market, the major trends are as follows:

- the boundaries between telecommunications operators and integrators are blurring due to the commoditization of networks and the convergence towards IP: operators are offering advanced communication services that are increasingly integrated into businesses’ information systems, and are entering into direct competition with IP integrators and Internet companies. At the same time, Internet companies are enhancing their services with network solutions to take advantage of the rise in new usages such as Cloud Computing;

- confronted with new mobility-related usages within businesses (like BYOD, or Bring Your Own Device), both operators and integrators are updating their services line-up to meet customers’ needs for administration, data security, applications, and value-added services;

- regional expansion is another growth driver in emerging countries (BT’s Prosperity Plan for Asia and Latin America, Telefónica’s significant expansion particularly in Brazil, Vodafone’s substantial investments in America, Asia and Africa);

- lastly, companies may turn to acquisitions and partnerships to speed up their transition to new economic models, whether via acquisitions or partnerships.

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3.1.8.2   The competitive environment

Orange’s main competitors on the market are:

- telecommunications operators:

-  SFR Business, the Numéricable-SFR group entity operating the enterprise business. SFR Business offers a range of fixed-line, mobile and Internet solutions, and now works in tandem with Completel, since the purchase of SFR by Altice/Numericable, and also provides IT services, in particular following the purchase of Telindus France,

-  alternative local loop operators like Colt, that can target French companies as well as multinationals,

-  global telecom services operators, such as BT Global Services, Verizon Entreprises, AT&T Business Services, T-Systems, NTT Communications and also Telefónica Business Solutions (which operates in France via Telefónica Global Solutions France, its joint-venture with Bouygues Telecom), which offer global distributed services for multinational companies. In addition to their international service offers, these operators can also carry local and national calls by using the Orange network’s interconnection services,

-  International carriers from emerging countries (like Tata Communications, PCCW, SingTel and China Telecom) that build hybrid solutions based on their own networks and combined with third-party operators’ solutions that they manage themselves,

-  incumbent operators in some countries;

- network integrators and managed service providers with which Orange works in “coopetition” (a combination of cooperation and competition) - especially for companies developing a multi-provider approach such as Spie Communication and Dimension Data;

- players such as IBM Global Services, HP Enterprise Services, Atos, Cap Gemini, Econocom and also Sopra-Steria (whose merger is effective from end-2014), that support companies through their IT transformation projects. The main service categories in which these companies are positioned include network integration, infrastructure management, outsourcing, third-party application maintenance (TPAM), consulting and engineering;

- Internet companies or niche market specialists that offer VoIP, messaging, and Cloud Computing services: Microsoft-Skype or Azure, Amazon Web Services, Google or Salesforce.com globally, and OVH, particularly in France (it should be noted that OVH is in the process of buying Completel’s DSL network to create a wholesale operator, Kosc Telecom);

- major software suppliers that offer their applications online as services, like Microsoft, Oracle, and SAP.

3.1.8.3   Orange Business Services activities

Orange Business Services is positioned as a reliable partner to support customers with their digital transformation in France and internationally. Orange Business Services activities focus on four key challenges for its customers:

- the need for good connectivity at the right time, whether fixed or mobile;

- evolving towards more mobile and effective working methods based on unified communication and collaboration solutions or the popularity of smartphones and tablets in the corporate world;

- the need for more flexible IT infrastructures, thanks to virtualization technologies and IT services provided upon request (as a Service);

- the use of the Internet of Things, data analytics and multi-channel contact centers to improve business performance.

Orange Business Services meets these requirements with a particularly close eye to the native security of its customers’ data and information systems, while providing the best quality of service and customer experience in the market.

Operating indicators

	2015	2014	2013
France + International (number of accesses in thousands)
Number of IP-VPN accesses	349	345	342
France (number of accesses in thousands)
business telephone lines (PSTN)	2,961	3,161	3,355
IP-VPN accesses	294	294	292
XoIP	89	87	72

Source: Orange.

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Key operating indicators related to business communication services

Name	Definitions	Product lines
IPVPN access (France + International)

Number of IPVPN (IP Virtual Private Network) accesses marketed by Orange Business Services in France and Internationally. These accesses allow companies to pool their applications and introduce new ways of using them (VoIP/IP Telephony).

IPVPN France, IPVPN International.
Business telephone lines (PSTN)	Access to the Switched Telephone Network (STN), from analog lines or digital lines.	Analog lines, basic access, primary accesse
Permanent access to data networks

This indicator essentially covers IPVPN and some of the XoIP offer in France:
- broadband Internet accesses combined with a set of ready-to-use services (Business Internet Office and Business Internet), mainly for SMEs;
- broadband Internet and VoIP accesses (with or telephone switchboard maintenance and management constraints) for businesses with independent sites;
- accesses to businesses’ Virtual Private IP Network in France.

Business Internet, Business Internet Office, Business Internet Voice, Business Internet Centrex, IPVPN France, Ethernet.
XoIP Offers

This indicator covers:

- broadband accesses offering a Voice over IP service, with or without Centrex, for companies developing on independent sites

- managed telephony over IP solutions that use for work station networking, voice transfer and IP-VPN connectivity.;

Business Internet Voice, Business Internet Centrex, Business Talk IP, Business Talk IP Centrex.

Offers

Orange Business Services offers a wide range of products and services on the French market, from the market for professionals to business accounts, as well as for multinationals operating abroad. Orange Business Services’ solutions, including those that are packaged or tailor-made and using different methods such as integrated, managed or Cloud, are aimed at accompanying businesses in their digital transformation. These solutions are based around five key challenges for businesses:

- connecting people, sites and machines at the right time, using a robust and secure high-performance network;

- fostering more mobile and effective working methods between employees of the company, through unified and collaborative communication services;

- contributing to more dynamic company operations and processes via innovative, enduring solutions geared towards performance;

- offering free-flowing exchanges with business customers to ensure exemplary follow-up and support;

- working with an operator and reliable partner that is able to accompany the business in its development plans and objectives, with more flexibility thanks to Cloud infrastructures.

To meet these needs, Orange Business Services has structured its portfolio of offers around three main types of products and services:

- telephony (traditional and IP) and audio conference services;

- network offers, including certain service guarantee levels (mobile and fixed-line connectivity, data transfer, hybrid networks, fixed-line and mobile convergence offers);

- IT and integration solutions, including:

-  unified communication and collaboration services (interoperability between telephony, messaging and video conference solutions, in triple play or quadruple play),

-  IT/Cloud solutions (virtualization, systems integration, business applications, API, building blocks for connected objects, Big Data and analytics),

-  managed and integrated or Cloud security solutions covering infrastructures and users (safe work environments and infrastructure, cyber-defense, management and governance), supervised from a Cybersoc (cyber security operations center),

-  consulting and customer services (analysis of needs, solutions architecture, deployment and installation support, user training, administration of services and solutions) in various areas: switching to “all IP”, adopting Machine to Machine and the Internet of Things, supervising and managing quality of service, switching to Cloud infrastructure solutions, digital transformation of businesses.

These offers are also used to develop cross-sector business solutions (finance, transport, energy, government and public sector, geolocation and fleet management).

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Distribution, operations and partnerships

The market comprising professionals, small companies and SMEs is managed by a country-wide commercial branch network which, via sales personnel dedicated to a portfolio of customers and/or telephone advisers, promotes and sells solutions, updates customers on the status of their orders, and endeavors to provide top-quality service.

In the large corporate accounts market, Orange Business Services canvasses, advises and supports its customers by providing a range of solutions and expertise to assist them in their development in France and worldwide. Dedicated sales teams work in close collaboration with customers in pre-sales, during the sales process and after-sales, to ensure Orange Business Services represents a reliable partner in their digital transformation. They also promote partnership-based approaches. Lastly, companies can manage their contracts and place orders in real time using the Orange website.

Orange Business Services also relies on international partners to supplement its offer and geographical coverage in areas where its customers operate and where its presence does not offer a comprehensive solution. Orange Business Services is working to build this type of partnership in the most developed markets, preferably with the leading operator or its direct competitor, like NTT Communications in Japan or AT&T in the United States.

The Customer Service & Operations Division (CSO) is responsible for the production and maintenance of solutions worldwide. Backed by its geographical reach, the CSO supports customers in managing the rollout of their network and IT projects and in the daily operation of their services, including on-site call-outs. In some countries, CSO uses local partners for local rollouts and to supply equipment. CSO structures its operations using standardized processes and tools in order to monitor and support its customers round the clock: two Customer Service Units (CSU) for French customers, and five Major Service Centers (MSC) located in India, Egypt, Brazil, Mauritius and France serving international customers. This system, together with network redundancy, ensures service continuity for customers, especially in the case of exceptional events (natural disasters, political events, or a problem with submarine cables).

Orange Business Services works in close cooperation and bilaterally with major technology players, such as Cisco, Microsoft, Alcatel-Lucent, EMC, Avaya, Juniper, Polycom, Netapp, VMWare and Genesys, or with members of the mobile industry, such as Samsung, Apple and Blackberry. Orange Business Services also forms partnerships with service companies, such as Akamai, GFI or Accenture, to develop a joint sales approach and offer innovative solutions to its customers. 2015 saw the development of partnerships with French digital services companies such as Altran, CGI, Sopra-Steria and Proservia and IT integrators such as TechMahindra, Infosys and Wipro. Also of note was the strengthening of the technology partnership with Huawei in the Cloud and Big Data spheres, and the Dell-EMC merger, the prelude to a broader partnership in Cloud Computing.

2016 Outlook

2015 saw corporate strategy being identified as one of the five drivers of the new strategic plan Essentials2020, with the goal of raising the share of IT services in the OBS revenue mix by 10 points between 2014 and 2020. In 2016, OBS will:

- accelerate the development of its international business activities, primarily through its subsidiaries Orange Application for Business, Orange Cloud for Business and Orange Cyberdéfense;

- innovate in the sphere of the Internet of Things by rounding off its Datavenue solution;

- reaffirm its Cloud strategy;

- build infrastructure capable of providing on-demand and scalable network functions;

- build on the success achieved by the workspace and unified communications services;

- adapt the customer experience to make it simpler, more digital and efficient.

3.1.9    International Carriers & Shared Services

3.1.9.1   International Carriers

The market

The global international voice market was estimated at 569 billion minutes in 2014. Its growth is being driven by the economic development of areas with high geographical density (South-East Asia, China and India) as well as the development of mobile telephony (in particular in Africa), and the development of VoIP.

The wholesale of voice and data traffic as well as the provision of transmission means accounted for approximately 65% of the global international voice market in 2013 and was estimated at 354 billion minutes (source: Telegeography 2015).

There were over 1,140 operators in the mobile market in 237 countries (source: GSM Association), including 480 commercially operating 4G/LTE networks in 157 countries (source: GSA January 2016).

The competitive environment

Wholesale operators can be divided into three types - global wholesalers, multinational retail operators and regional or specialist players:

- global wholesalers have the critical mass needed to obtain the most competitive rates and to pass them on to their customers: TATA, BICS and iBasis are the main global wholesalers;

- multinational retail operators aim to optimize their end-customers’ traffic and generate revenues and earnings in addition to those from their retail traffic. Orange, Vodafone, Telefónica, Deutsche Telekom and Telia Sonera are among the main ones;

- lastly, regional and specialist players that focus on a particular geographical area or offer voice or data services, for which they generally offer competitive rates. These primarily include Interoute, Primus, Citic, and Calltrade.

The wholesale market’s customer base comprises voice market specialists (call-shop, prepaid cards), domestic retail carriers (including MVNOs), and Internet service providers. International carriers also sell wholesale traffic to each other.

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International Carriers’ activity

Orange’s International Carriers activity is based on a major long-distance network infrastructure and offers a broad range of solutions on the international market.

Its presence in both the retail and wholesale markets means it can develop wholesale solutions that are particularly well adapted to the needs of the retail operators. Orange has more than 1,000 customers, which include fixed-line and mobile operators and Internet access, content and OTT providers.

The Orange group is unique in that it is very involved in the design, construction and operation of submarine cables. With its ownership or co-ownership of several submarine cable systems, the Group ranks among the world’s largest owners of submarine lines. This has enabled it to satisfy the increase in transatlantic traffic.

The Group’s wholesale activity counts:

- a seamless global network and an IPX protocol network supporting voice and data with presence points around the world;

- a global network of dedicated IP routes with end users in more than 220 countries, connections to more than 200 Internet service providers, and connectivity in over 100 countries in a single IP network hop (Autonomous System);

- 99.99% network availability, 24/7 centralized network supervision.

The volume of voice traffic in the International Carriers business grew 3.7% in 2015, and there was also a sustained increase in data traffic.

Offers

Voice Services

Orange’s voice network has switched or all-IP routes to 400 operators, coverage in more than 1,000 destinations, and 24/7 technical support.

Services to Mobile Operators

Orange helps 170 mobile operators worldwide by providing interconnection, roaming, SS7 signaling and Diameter services, together with value-added services and GRX/IPX transport. Orange also supplies Roaming Hub, 3G/4G voice and SMS Hub solutions and operates voice/data roaming.

Orange’s International Carriers Division provided 4G roaming connectivity, on IPX, to more than 250 operators at end-2015 and continues to expand its coverage. This offer allows mobile operators to provide their customers with a 4G roaming service.

Orange is involved in the development of GSMA standards with the Open Connectivity offer. It has expanded its LTE connectivity directly and via peering agreements. The International Carriers Division provides secure OTA (Over the Air) mobile management and A2P (application to person) messaging solutions.

Internet and Transmission Services

Orange’s adjustable solutions meet the specific needs of Internet service providers and content providers. The offer includes a wide range of connection options in Europe, America and Asia. The Group’s services were enhanced in 2012 with the commissioning of the LION2 submarine cable (crossing the Indian Ocean) and the ACE cable.

In July 2014, Orange opened the first very high-capacity IP point of presence (PoP) in West Africa. This new service located in Abidjan (Ivory Coast) offers better Internet connectivity in the region by providing faster connection speeds and enhanced security. To provide customers with enhanced security, the Transit Internet offer has optional protection against denial of service attacks (OTI DDOS protection).

Convergence Services

Orange provides IPX solutions through its Multiservice IP eXchange offer, which gives operators à la carte access to voice and mobile data services over a single connection. It can also improve quality of service and network costs efficiency.

Anti-fraud Services

The @first (anti-fraud interconnect roaming and security of transactions) offer is a comprehensive anti-fraud system, which protects traffic and interconnection revenues. With the by-pass anti-fraud services and the revenue assurance services, this offer improves quality of service and secures financial transactions. A new by-pass fraud detection service has been included in the @first offer since end-2015: it is a unique profiling solution built on automatic learning of fraudulent behavior. This offer is primarily designed to combat voice fraud and SMS fraud in addition to the SMS Control solution.

Orange Marine

Orange Marine is a major player for laying and maintaining fiber optic submarine cables. With the commissioning of its new vessel, the Pierre de Fermat, in November 2014, Orange Marine now has a fleet of six cable-laying vessels. It is thus able to supply all laying, landing end, and maintenance services for cables.

3.1.9.2   Shared Services

Orange continues to develop new growth activities, related to its core business line, that add value, in the fields of content distribution, audience monetization and health.

Content rights

Orange’s content strategy is primarily based on developing partnerships with rights holders and service publishers. Orange is mainly focused on its role of aggregating and distributing content to offer improved services to its customers.

The Group is developing new services in France for its customers with a focus on multi-screen usage, interactivity and on-demand programs. In 2014, Orange launched its Polaris project, which offers a new interface and unified services on all screens, in a clear and intuitive universe. It was rolled out on TV decoders from November 2014 and was broadly complete across all ADSL and fiber TV decoders at end-2015.

This strategy is also deployed in other European countries such as Poland, Spain, Romania, Belgium, Slovakia and in the MEA area in Mauritius, Senegal and Ivory Coast.

In the publishing sphere, Orange is focusing on video on demand (VOD). In France, since 2014 the service has offered, in addition to VOD rental, permanent video download program functionality (EST). Orange is the only French player to have signed agreements with all US studios and can thus offer EST early video releases provided by the studios.

Orange also continues to develop its OCS (Orange Cinema Series) premium service, which is available on TV and on demand across all screens and available from most distributors in France.

For music, Orange continues to innovate in the music streaming segment, in partnership with Deezer since 2010 and through the roll-out of its Orange Radio service. The year 2014 saw significant growth in the number of Deezer subscribers and users. The Deezer music streaming service is now available in four European countries (France, United Kingdom, Romania and Spain) and in two African countries (Mauritius and Ivory Coast) and the Deezer Family offer exclusively with Orange was launched in France in 2015. The Orange Radio service has been rolled out in seven Group countries, including in France on Orange’s boxTV.

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In the highly innovative gaming sector, Orange plays the critical role of technical, communication and distribution partner for the leading publishers (Activision, EA, Ubisoft, Disney, Gameloft, Focus), across all screens. Listening closely to its customers, Orange develops differentiated and tailored offers: on mobile with the success of the unlimited contract and Freemium games in Europe and with sustained growth in Africa; on PC with quality, easy-access games; on TV streaming for all players in the family. Over 200 games are now available on an unlimited basis as part of the Pass Famille offer. New publishers are signing up to the catalog with games like Skylanders, Sonic and Rayman. The improved video quality and the expanded range of game controllers (Gamer, mobile app) create an incomparable gameplay experience. For the fourth year running, Orange presented these innovations at Paris Games Week and also signed partnerships in the field of eSport. In sports, the Group bought rights where necessary, such as in Spain: Orange Espagne thus launched a TV service for football, after having expanded its TV programming with La Liga, Copa del Rey and Champions League rights for the 2015/2016 season.

Lastly, the content services helped to promote 4G offers and value-added Internet access offers.

Viaccess Orca

Viaccess Orca, a subsidiary of Orange, designs and markets innovative solutions for distributors of digital content (pay TV, video on demand) enabling them to monetize premium content and the user experience in a multi-network and multi-screen environment. Its portfolio includes the protection of content rights, service platforms, and user commitment management solutions (introductory and recommended content solutions).

Health

An aging population, an increase in the number of people losing their independence and the number of patients suffering from chronic illnesses, coupled with a decrease in the number of doctors and medical desertification in rural areas make it all the more necessary for health professionals to turn to information and communication technologies. They help increase the efficiency of health professionals, reduce costs, improve illness management and strengthen the relationship between doctor and patient. Digital services also provide secure data access and transmission. Orange was the first telecommunications operator in France to be approved as a personal health data host.

Orange Healthcare, the Healthcare Division of Orange Business Services, draws on its know-how to develop its services, primarily in France, in five strategic areas, by:

- facilitating the care pathway through the Connected Hospital, Flexible Healthcare Computing and Shared Medical Imaging systems, that allow hospitals, clinics and doctors’ offices to share vital patient information. Thanks to these services, healthcare establishments can better coordinate their activities, collaborate more efficiently, and transfer data seamlessly;

- supporting the digital transformation of healthcare industries (Pharma, MedTech), through for example the tele-monitoring of patients with diabetes or through tele-observation to treat patients suffering from nocturnal respiratory disorders, with the Connected Health Center solution;

- hosting and adding value to healthcare data (Healthcare Big Data) by working with all healthcare professionals to use the data while ensuring confidentiality, in particular in connection with a think tank dedicated to healthcare big data, the Healthcare Data Institute;

- reducing the resort to the healthcare system by improving prevention, via permanently accessible IT tools;

- go along with the population ageing in the Silver Economy sphere through pilot home care projects in regions that have partnered with mutual or other insurance companies.

3.2  Network and real estate

3.2.1    Network

3.2.1.1   Overview

At the end of 2015, Orange operated networks in almost 30 countries to serve its customers in the consumer market and in approximately 200 countries or territories to serve its business customers. These networks enable Orange to provide its customers with ever greater and enhanced connectivity wherever it operates.

In order to provide this enhanced connectivity, investment in networks is designed to improve the Orange networks in a number of respects:

- development of high-speed broadband, increased data transfer volumes and reduced connection latency;

- implementation of the program to switch all services over to the IP infrastructure (“all IP” program);

- preparation of the gradual visualization of network control functions (“programmability”);

- automation of network operation and implementation of mechanisms to personalize the quality of service provided to each customer in line with his or her expectations.

The network architecture is broken down into:

- access networks (fixed or mobile);

- national and international transmission networks;

- IP transport networks;

- service control networks.

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3.2.1.2   Fixed access networks

Analog access and ADSL broadband access

Orange is a copper access network operator in France, Poland and various countries in Africa (Ivory Coast, Senegal, Mauritius and Jordan).

Analog voice access services are provided to more than 10 million customers in these countries.

Broadband ADSL access (for voice applications, Internet access and television) is available:

- in France and in Poland with cover approaching 100% on the incumbent local loop;

- in MEA countries where Orange is the operator on the copper local loop;

- in other countries (for example Egypt, Spain and Slovakia), using the local loop of the incumbent operators, whether unbundled or via bitstream-type offers.

FTTH very high broadband access

FTTH fiber optic access can extend the available broadband ADSL service offer to include upstream and downstream high-capacity bandwidth (of 100 Mbits/s and more), with improved response time.

In France, Orange has for several years been deploying point-to-multipoint FTTH architecture that uses GPON technology, which can pool several very high broadband accesses on a single fiber without affecting each access point’s capacity for increasing speed.

FTTH roll-out started in 2007 in several major French cities (Paris and the Hauts-de-Seine, Lille, Lyon, Marseille, Poitiers, Toulouse). It was then expanded to other large cities. During the years 2011 and 2012, Orange entered into sharing arrangements with other telecoms operators to speed fiber optic rollout. At end-2015, Orange’s fiber had been rolled out to all regions of metropolitan France covering 73 departments and 530 municipalities including close to 400 municipalities in lower density areas, bringing connectivity to almost 5.1 million households.

In Spain, following the integration of Jazztel, the FTTH network offered connectivity to over 6.8 million households. A FTTH fiber network was also rolled out in Slovakia, with connectivity offered to over 342,000 households at end-2015. The FTTH roll-out also began in Poland, with connectivity offered to over 717,000 households at end-2015.

Fixed Radio Access

In a number of different countries, fixed-line services are available through UMTS, Wimax (Romania and Africa), and CDMA (Poland and Senegal) radio access.

3.2.1.3   Broadband mobile access networks

The GSM (2G), UMTS (3G) and LTE (4G) access networks support faster data and voice communication services of up to several Mbits/s that can be used to send and receive large files (audio, photo and video).

2015 was marked by:

- the continued roll-out of 4G/4G+ networks in Europe, by increasing the coverage of the population and speeds in countries where this service has already been launched. For example, in autumn 2015 Orange Espagne launched LTE-Advanced, offering speeds of up to 336 Mbits/s;

- the first 4G network roll-outs in the MEA area, in Jordan, Morocco, Botswana and Mauritius;

- the start of the roll-out of a radio network for the Internet of Things, using the LoRa (Long Range) technology, in 17 urban areas in France.

3.2.1.4   Transmission networks

Domestic Networks

This infrastructure is primarily made up of fiber optic, but it also contains microwave links, especially for alternative or purely mobile networks in MEA countries.

Optical links offer a bandwidth of up to 100 Gbits/s per wavelength, and Dense Wavelength Division Multiplexing technology (DWDM) makes it possible to have 80 wavelengths per fiber. Orange is one of the world leaders in the use of advanced optical functions in order to have a more flexible transmission network. For example, the first of its kind worldwide, it deployed a 400 Gbits/s per wavelength optical link between Paris and Lyon in 2013.

Furthermore, Orange offers direct connections by fiber optic to business customers, providing them with very high bandwidth services.

WidE Long-distance Domestic Optical Network (WELDON) in France

Rollout of the WELDON network (WidE Long distance Domestic Optical Network) began in April 2012 and aims to upgrade the entire existing long-distance network, while extending its scope to serve Frankfurt, London, Barcelona and Madrid, submarine cable stations, and other areas neighboring France as needed in future.

WELDON uses the latest WDM technology and offers enhanced connectivity at speeds of at least 100 Gbits/s per wavelength and up to 88 wavelengths per cable.

International Transmission Network

This international network is based on two networks connected to the WELDON network: the North-American backbone served by the two arms of the TAT-14 transatlantic cable system and the Asian backbone in Singapore served by the SEA-ME-WE3 and SEA-ME-WE4 submarine cables.

Satellites

Satellite communications are used by Orange to support global network connections for the French overseas territories, IP or voice connectivity with other carriers, and VSAT (Very Small Aperture Terminal) services for Orange Business Services terrestrial or maritime business customers. To provide those services, Orange purchases space segment from satellite operators (such as Eutelsat, Intelsat, SES and Arabsat).

Submarine Cables

In order to accommodate the increase in international telecommunications traffic, Orange has invested in a number of submarine cables through:

- participation in a consortium to build a cable that Orange will co-own;

- purchase of usage rights or transmission capacity leasing on other cables.

As with terrestrial networks, higher speeds systems on submarine cables are being implemented and 40 Gbits/s then 100 Gbit/s systems are already operational on several cables within the Orange group.

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Cable name	Start - End	Number of landing stations	Number of countries	Kilometers	Commissioned	Last upgrade
TAT-14	United States - Europe	7	6	15,400	July 2001	2013
SAT3-WASC-SAFE	Portugal - Malaysia	17	15	27,850	Apr. 2002	2014
SEA-ME-WE3	Germany - Japan/Australia	39	33	39,000	August 2009	2015
SEA-ME-WE4	France - Singapore	15	14	19,000	Dec. 2005	2015
SEA-ME-WE5	France - Singapore	18*	17	20,000	Nov. 2016
Americas-II	United States - Brazil	11	9	8,300	July 2000	2015
ECFS	Tortola - Trinidad & Tobago	14	10	1,600	July 2005	2015
LION	Mauritius - Madagascar	3	3	1,050	Nov. 2009	2015
LION2	LION extension to Mayotte and Kenya	2	2	2,700	Apr. 2012	2015
CBUS	United States - United Kingdom	3	2	3,200	Sept. 2009	2015
IMEWE	India - France	10	8	12,000	Dec. 2010	2012
ACE (phase 1)	France - Gabon/Sao Tomé	16	18	11,500	Dec. 2012
(phase 2)	ACE extension to South Africa	4	4	5,500	2017
EASSy	South Africa - Sudan	9	9	10,500	July 2010	2014

Europe-Asia

The migration to 100 Gbits/s technology on the SEA-ME-WE3 and SEA-ME-WE4 cables completed in 2015 enables Orange to support growth in traffic on the Europe-Asia route.

In the longer term, Orange is participating in SEA-ME-WE5, a cable linking Singapore to Europe, with connectivity towards the Indian Ocean, which is scheduled to become operational at the end of 2016. Also built using 100 Gbits/s technology, it will significantly increase Orange’s capacity on the Asia-Europe route and will provide new connectivity towards the Indian Ocean via Djibouti to improve speeds to Reunion and Mayotte, while preparing the switch from the older SEA-MEA-WEA3 and SEA-MEA-WE4.

West Africa

Working as part of a consortium, Orange commissioned the first phase of the ACE (Africa Coast to Europe) cable in December 2012. Around 17,000 kilometers long, its potential capacity will reach 5.12 Tbits/s thanks to the use of 40 Gbits/s transmission technology. ACE currently extends from France to Gabon and Sao Tomé-et-Principe. The extension work to South Africa started at the end of 2015 and is scheduled to become operational in 2017.

At the same time, in order to guarantee the security of its traffic by diversifying its routes, Orange’s capacity on the SA3T3-WASC-SAFE cable was increased in 2014.

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Indian Ocean

Orange is a co-owner of the LION (Lower Indian Ocean Network) cables connecting Madagascar to the global broadband network via Reunion and Mauritius, and LION2, the LION extension to Kenya serving Mayotte. To meet the sustained growth in traffic, the Group has repeatedly invested in a capacity upgrade of both LION and LION2, the most recent of which was operational at the end of 2015.

Atlantic Ocean

Orange is also active in the Caribbean where it has capacity on three major cables: Americas-II, ECFS, and CBUS. The Group took part in capacity increases on these three cables to support the surge in broadband use in France’s overseas departments. The additional capacity was delivered in 2015.

3.2.1.5   IP transport networks

National IP networks

In each country in which it provides consumer services, Orange operates a national IP network, supporting voice and data traffic, for fixed-line, mobile, enterprise and wholesale services.

The International IP Network

Orange international IP Transit network, known as Open Transit Internet (OTI), aims to provide global Internet connectivity to Group subsidiaries’ domestic IP networks, operator customers, Internet service providers (ISP) and content providers. It is based on the latest IP transmission and switching technologies.

As of end-2015, the OTI connected 23 cities (12 in Europe, 2 in Asia, 8 in North America and 1 in Africa) through broadband connections at speeds of 155 Mbits/s to 100 Gbits/s, with several hundred Gbits/s of traffic at peak times. Traffic hit 3.7 Tbits at end-2015.

The Multiservice IP eXchange

The IMN network (Multiservice IP Network) is a dedicated network, using the IPXGSMA IR.34 standard, tasked with transporting sensitive and high value-added data of mobile operators as well as transporting Orange’s International VoIP traffic.

3.2.1.6   Service support networks and network control layer

The national service control networks

Fixed-line voice network

In the countries in which it has fixed-line operations, Orange operates a switched telephone network (STN) to deliver analog voice and ISDN services. These networks are continually being optimized because of declining usage.

Orange also rolled out fixed-line VoIP networks using IMS technology (IP multimedia subsystem) in many countries for residential and enterprise uses.

Mobile voice network

Until 2015, all mobile voice traffic was managed in switch mode by the mobile network in each country. In 2015, Orange rolled out mobile IMS infrastructure in Europe to offer VoLTE services (VoIP over LTE) and WiFi calling (mobile Voice over WiFi). The first commercial application of this technology was in Romania with the launch of VoLTE in mid-September 2015. Other commercial launches are scheduled for 2016.

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The International Voice Network

Voice network

Orange has three international switching nodes in France (CTI 4G) to manage traffic to and from France in the fixed-line and mobile markets (TDM) for consumers, businesses and operators, and to centralize the transfer of international traffic for its subsidiaries. These exchanges have developed into hybrid NGN nodes to carry Voice over IP (VoIP) traffic. The architecture of the international voice network underwent a major change in 2013 with the installation of four SBC softswitches (session border controllers) with routing functionality dedicated to Voice over IP (VoIP). In December 2015, over 60% of VoIP traffic was fully supported by this new infrastructure. The CTI4G will remain in place to manage the decline in TDM.

Orange has two softswitches in the United States and a media gateway in Hong Kong to manage in TDM or VoIP mode customers and operators from the Americas and Asia.

Signaling Network

Signaling system 7 (SS7) on the international network is provided by two Signal Transfer Points (STP), which support the signaling associated with voice traffic, roaming and SMS of 2G and 3G mobile operators. A growing number of links serving roaming and SMS customers are supported by SIGTRAN signaling over IP, which at the end of 2015 accounted for 85% of SS7 traffic.

With the arrival of 4G (LTE) networks, the signaling used for international roaming is supported by IP (Diameter-type routers). Two DRF (Diameter Router Function) have been added to the international network for the roaming traffic of Orange subsidiaries and non-Group customers.

Several centralized platforms have been rolled out on the international transit points to provide value-added services to mobile operators.

3.2.1.7   Networks dedicated to business services

X.25 networks

X.25 was taken off the market in mid-2010 and the technical aspects of the service were discontinued in June 2012.

However, X.25 still serves as a connection network in France and its overseas territories for several thousand payment points, connected with “intelligent network” services. The reintegration of this “intelligent network” function into an IP network was completed in 2015 and the X.25 network will be finally switched off in spring 2016.

Frame Relay/ATM Networks

In France, the Frame Relay/ATM network is an access network used to support both business (particularly through the TDSL aggregation offers) and a layer 3 (X.25 and IP) services. It has been deployed in around 150 points of presence in mainland France, in the five overseas departments and in two overseas territories (New Caledonia and French Polynesia).

The activity on the FR/ATM network is declining, and businesses’ need for increased speed is increasingly met by the IP/MPLS services available on the “Network for Business Access to IP” (RAEI). A FR/ATM network optimization program was launched.

The Network for Business Access to IP (RAEI) in France

The main purpose of the RAEI is to connect a company’s sites for internal data exchange on the Virtual Private Network (VPN) and to provide it with Internet connectivity. It also provides Voice over IP transport for companies.

It is made up of a core infrastructure of around 60 transit routers that are interconnected by multiple 10 Gbits/s links, or 100 Gbits/s links. This backbone network also provides the interconnection with the Backbone and IP Aggregation Network (RBCI) for Internet traffic and for business aggregation traffic coming from NAS and BAS.

In addition, a ring of approximately 700 PE (Provider Edge) routers gives companies access to xDSL and Ethernet technologies, at speeds of 75 Kbits/s to 1 Gbits/s, under standard offers. The routers are located in major cities and business areas.

This network is connected to the IP Global Network through four gateways (located in Paris, Lille and Lyon) to connect international business customers.

With the takeover of the RTGE network, the number of IP presence points increased with 200 new sites added in 2014 and 2015.

The international MPLS/IP VPN network (IP Global Network IGN and AGN access network)

Like the IP network in France (RAEI), this network is designed to supply Virtual Private Network (VPN), Internet and Voice over IP services. At the end of October 2015, the network comprised 714 points of presence (including partner MPLS networks) across 141 countries. Direct presence in the countries decreased (165 countries in 2014) as Orange is developing a partnership strategy (Network to Network Interface or NNI) in order to cover certain regions and countries more effectively. 41 additional countries are covered by such partnerships.

The network is made up of dozens of core network routers (P routers and similar) and several hundred access routers (PE routers) that make up multiservice platforms (Ethernet, DSL, FR/ATM). The services are offered either directly on the access routers, through the Frame Relay/ATM access network (AGN-ATM Global Network), or through partner networks under NNI agreements.

IGN+ is a program to expand the geographic coverage of the IGN network that was launched to eventually offer native IP services everywhere and thus do away with the AGN aggregation layer.

The international business voice network (NEO)

NEO is a network supplying voice services for international businesses. Based on the international MPLS IP network (IGN), this business voice network has 61 points of presence in 38 countries, and is connected to some 50 operators worldwide. It allows calls to be aggregated and terminated with these operators, for customers connected to the Orange Business Services network over IP (H323 or SIP) or TDM.

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3.2.2    Real estate

At December 31, 2015, the real estate assets recorded in Orange’s balance sheet had a net book value of 2.7 billion euros, compared with 2.8 billion euros in 2014.

These buildings house technical facilities, customer service centers, points of sales, offices and research and development centers.

In France, the Real Estate Division is responsible for managing all properties. It follows a policy that involves optimizing the occupation of surface within premises by constantly adapting to the changing needs expressed by the Group’s various entities and business lines. It works to meet needs related to changes in the telecommunications network by making sure that the necessary sites are available for implementing new technologies. It is also involved in the deployment of new points of sale within the distribution network, in particular stores applying the new Smart Store concept.

In accordance with the principles of the Essentials2020 plan, the Real Estate Division is actively involved in improving the workspaces of Group employees as well as in the environmental transition goals by improving the environmental quality of the building stock.

At end-2015, Orange occupied 25,387 sites (including 221 with a surface area greater than 5,000 sq.m.), covering a total area of 5.7 million sq.m. including 2.2 million sq.m. of leased space and 3.5 million sq.m. of fully-owned space. These premises consist of technical centers, most of which are fully owned (2.6 million sq.m., including 2.1 million sq.m. owned), offices, most of which are leased (2,2 million sq.m., including 1.3 million sq.m. leased), and stores, most of which are leased (81,659 sq.m., including 75,135 sq.m. leased).

In Poland, the properties held by Orange Polska at the end of 2015 represented 1.8 million sq.m. The total surface area of developed and undeveloped land represented 13.2 million sq.m.

3.3  Research and innovation

The information and communication technology (ICT) sector in recent years has gone through major changes in its value chain, significantly increasing the number of players. New economic models developed by large Web players are coming into existence, while manufacturers of consumer electronics are moving towards value-added services. In this context, innovation will be a major source of growth for Orange. In 2015, Orange continued its efforts in research and innovation and devoted 1.8% of its revenues, or 726 million euros, to it. These expenses totaled 732 million euros in 2014 and 780 million euros in 2013. These amounts include employee costs, operating costs and capital expenditure for research and innovation in new products and services.

3.3.1    Research and innovation

In order to achieve its goals in research and innovation, Orange has established a network of expertise spanning four continents.

The Orange Labs carry out the Group’s technical research, design and deployment activities from their locations in eight countries around the world: France, China, Japan, Poland, Romania, Tunisia, India and Egypt. Each Orange Lab is immersed in a specific environment that enables it to anticipate and take advantage of technological breakthroughs and changes in user patterns worldwide and to facilitate partnerships, thereby accelerating the Group’s capacity for innovation.

The Orange Labs network is supplemented by so-called Technocentres, located in France, Jordan and Ivory Coast. Their objective is to design and market new products and services that meet customer requirements as far as possible in all the countries where the Group is present. They are also tasked with ensuring consistent user interfaces for the Group’s various products and services (design strategy).

In response to new waves of technology and helping to create the applications of the future, Orange group’s research covers nine areas:

- digital personal life: designing new personal and interpersonal services to communicate, produce, manage and exchange enriched digital content;

- digital society: mapping the outline of and challenges raised by digital uses in all aspects of social life including education, health, nomadism, connected transport, civic life, industry and agriculture;

- digital emerging countries: offering accessible mass connectivity in emerging countries that is tailored to available infrastructure and local needs;

- digital enterprise: supporting the digital transformation of enterprises by putting in place more flexible, collaborative and empowering tools, organizational structures and ways of working;

- ambient connectivity: developing new communications technologies such as 5G, with as a priority the ability to define a global standard for the connectivity of the Internet of Things;

- software infrastructure: preparing a dependable software environment encompassing the hardware, platforms and virtualized and automated IT systems, for the communication, calculation and storage of information distributed across networks, data centers, boxes, and terminals;

- Internet of Things: studying the manner in which users will change the way in which they interact with services, via connected objects or their “digital avatars”;

- data and knowledge: developing algorithms, technical building blocks, and platforms to ensure privacy in the spheres of Big Data and artificial intelligence;

- and trust and security: researching new user enriched architectures offering a high level of trust, assurance and protection of personal data.

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3.3.2    Open innovation

Since 2013, Orange has strengthened its open innovation strategy based on sharing and collaboration. The main pillars of this approach are:

- supporting start-ups and SMEs. Orange has launched a network of start-up accelerators known as Orange Fab in 10 countries across 4 continents. Created in March 2013 in Silicon Valley, the Orange Fab program was rolled out internationally in 2014 in France, in Asia, in Japan (followed by South Korea and Taiwan), Poland, Ivory Coast, Israel and Jordan. The most recent Orange Fab was established in Spain in July 2015. Orange helps selected start-ups grow their businesses, and in certain countries also provides financial and logistical support. In order to foster the growth of these start-ups, Orange and Deutsche Telekom announced (in June 2014) their collaboration on their respective Orange Fab and hub: raum acceleration programs. This initiative was strengthened in September 2015 as a result of the alliance between Orange, Deutsche Telekom, Singtel and Telefónica. This partnership provides start-ups selected by the operators’ respective programs with access to the markets in which the latter operate in Europe, Africa, Latin America, South East Asia and the Middle East, thereby contributing to the emergence of new European, and even global, leaders. The partnership with NUMA (space dedicated to innovation and digital technology, launched in Paris in 2013 with Orange as a founding member) is also part of this initiative. The Group is a also a member of two tech-industry co-working spaces, bringing together innovators and entrepreneurs (scientists, engineers, developers, ergonomics experts and designers) from a wide variety of backgrounds (start-ups, large companies, SMEs, universities);

- the Orange Developer program, through which the Group opens its service platforms to application developers to provide more innovative services to its customers. At end-2015, Orange had a catalog of over twenty Application Programming Interfaces (APIs) in self-service mode, grouped into three categories: i) APIs for identification, payment, communication and the Cloud, ii) APIs for the Internet of Things and proximity, and iii) APIs connected with the development of services in Africa and the Middle East;

- a strong involvement in the research and innovation ecosystem. Orange is a key player in research programs through various partnerships and contributes to over 80 collaborative projects, at both the French level (FUI and ANR projects, and Future Investments Program) and at European level (seventh European Commission Framework Program, EUREKA-CELTIC, Horizon 2020). As part of the Future Investments Program, the Group is a member of two Technology Research Institutes. It chairs the B-com Technology Research Institute, which works on ultra-high-speed broadband fixed-line and mobile networks and the content of the future and also contributes to the SystemX institute, which works in the area of digital systems engineering. In addition, Orange participates in ten competitiveness centers in France, set up to foster local synergies for innovative projects. Notably, it chairs the Images et Réseaux (Image and Networks) center, where it is the lead for the augmented reality plan. Lastly, Orange contributes to over nine solutions developed as part of the La nouvelle France industrielle (New Industrial France) program unveiled by the French government in September 2013 to accelerate research and innovation;

- a policy of strategic partnerships with universities and public laboratories in France and abroad. Thus, in France, the Group is a founding member of a series of foundations at the Institut Mines-Télécom, Supelec, Université de Cergy-Pontoise, Université de Rennes 1 and Université Joseph Fourier de Grenoble. The Orange group is also financing several Research Chairs. Lastly, Orange has an active policy of forming strategic partnerships with leading industrial players worldwide, which allows it to enhance its portfolio of products and services and open itself to new ecosystems.

3.3.3    Private Equity

Orange plays a key role in financing innovation in the IT industry, notably through investments in the following three types of vehicles:

- mono-corporate ventures (fully-owned investment companies) such as in particular:

-  Orange Digital Ventures, which is the Group’s investment vehicle for young start-ups. It supplements Orange’s open innovation range, particularly in the following areas: new connectivity, enterprise services (SaaS, Big Data, Security, process digitization), mobile banking & mobile payment, Internet of Things, and digital services for Africa and the Middle East,

-  french holding company Orange Technologies Investissements (OTI), initially established to monetize Orange’s intellectual property in exchange for stakes in high-tech start-ups;

- multi-corporate ventures (joint investment companies), typically set up with other industrial companies but occasionally also involving financial firms. These multi-corporate ventures include:

-  three Orange Publicis Ventures funds (Growth, Global, and Early-stage) set up through a partnership with Publicis and managed by Iris Capital Management, and in which the Group purchased a 24.5% stake,

-  the Écomobilité Ventures fund set up with SNCF and Total,

-  the Technocom 2 fund, financed jointly with Alcatel-Lucent, SEB, Soitec, and France’s National Seed Money Fund (Fonds National d’Amorçage) and managed by Innovacom Gestion,

-  the Robolution Capital fund, financed jointly by Bpifrance, the European Investment Fund, EDF and Thalès, and managed by the Orkos Capital management company;

- more traditional private equity funds attracting a wide range of investors (financial and non-financial companies as well as retail investors) and managed by independent asset management firms in Europe, the United States and Canada.

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3.4  Patents and trademarks

3.4.1    Patents

At December 31, 2015, Orange had a portfolio of 6,930 patents in France and abroad (issued or filed) with the goal of protecting its innovations. In order to maximize their value, some of these patents are licensed through programs such as a program for “Turbocodes” technologies that covers 3G and 4G mobile networks, or through patent pools for patents corresponding to industry standards (MP3, MPEG Audio, DAB, DVB, W-CDMA, G729, IEEE802.11x, and ISDB-T in Japan). Value maximization also concerns software such as engineering tools for the mobile network.

221 new patents were filed in 2015. These patents mainly relate to the Orange Labs network in France.

3.4.2    The Orange brand

The Orange brand is protected in 200 countries. It is valued at 17.384 billion dollars and is ranked as 61st in the TOP 100 international brands.

Most licensees operating under the Orange brand are affiliates of the Orange group that have entered into a brand license agreement with Orange Brand Services Limited, a wholly owned subsidiary of Orange SA, and the owner of the Orange brand (see Section 7.5 Related party transactions).

There are however a limited number of licensees which are not Group’s affiliates:

- Partner Communications Company Limited: pursuant to a brand license agreement dated September 14, 1998, the company has operated a telecommunications network under the Orange brand in Israel since 1999. In accordance with an agreement signed in June 2015, Partner Communications Company Limited gave notice on January 5, 2016 of the termination of this brand license agreement;

- Orange Dominicana: as part of the disposal of Orange Dominicana to Altice in April 2014, the Group has entered into a new licensing agreement providing for the continued use of the Orange brand in the Dominican Republic.

See Note 2 Gains and losses on disposal and main changes in the scope of consolidation to the consolidated financial statements.

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4. Financial report

4.1	Consolidated financial statements	88
4.1.1	Consolidated financial statements	88
4.1.2	Critical accounting policies and estimates	176
4.2	Statutory auditor’s report on the consolidated financial statements	177
4.3	Analysis of the Group’s financial position and earnings	179
4.4	Recent events	234
4.5	Outlook	234
4.6	Dividend distribution policy	234
4.7	Annual financial statements Orange SA	235
4.7.1	Financial statements and corresponding Notes	235
4.7.2	Other information on the financial statements	264
4.8	Statutory Auditors’ Report on the financial statements	266
ORANGE / 2015 REGISTRATION DOCUMENT - 85
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ORANGE / 2015 REGISTRATION DOCUMENT - 87

4.1  Consolidated financial statements

4.1.1    Consolidated financial statements
Year ended December 31, 2015

Consolidated income statement

(in millions of euros, except for per share data)	Note	2015	2014	2013
Revenues	3.1	40,236	39,445	40,981
External purchases	4.1	(17,697)	(17,251)	(17,965)
Other operating income	3.2	585	674	687
Other operating expense	4.2	(1,069)	(856)	(508)
Labour expenses	5.1	(9,032)	(9,066)	(9,019)
Operating taxes and levies	8.1	(1,783)	(1,795)	(1,717)
Gains (losses) on disposal	2	235	430	119
Restructuring costs and similar items	4.3	(198)	(469)	(343)
Depreciation and amortization	7.1	(6,465)	(6,038)	(6,052)
Remeasurement resulting from business combinations	2	6	-	-
Impairment of goodwill	6.1	-	(229)	(512)
Impairment of fixed assets	7.2	(38)	(59)	(124)
Share of profits (losses) of associates and joint ventures	9	(38)	(215)	(214)
Operating income		4,742	4,571	5,333
Cost of gross financial debt	10.1	(1,597)	(1,653)	(1,746)
Gains (losses) on assets contributing to net financial debt	10.1	39	62	59
Foreign exchange gains (losses)	10.1	1	22	(18)
Other net financial expenses	10.1	(26)	(69)	(45)
Finance costs, net		(1,583)	(1,638)	(1,750)
Income tax	8.2	(649)	(1,573)	(1,405)
Consolidated net income after tax of continuing operations		2,510	1,360	2,178
Consolidated net income after tax of discontinued operations (EE)	2.2	448	(135)	(45)
Consolidated net income after tax		2,958	1,225	2,133
Net income attributable to owners of the parent		2,652	925	1,873
Non-controlling interests		306	300	260
Earnings per share (in euros) attributable to owners of the parent
Net income of continuing operations
- basic		0.76	0.36	0.73
- diluted		0.75	0.36	0.73
Net income of discontinued operations
- basic		0.17	(0.05)	(0.02)
- diluted		0.17	(0.05)	(0.02)
Net income
- basic		0.93	0.31	0.71
- diluted		0.92	0.31	0.71
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Consolidated statement of comprehensive income

(in millions of euros)		Note	2015	2014	2013
Consolidated net income after tax		2,958	1,225	2,133
Remeasurements of the net defined benefit liability		5.2	53	(150)	23
Income tax relating to items that will not be reclassified		8.2	(15)	29	(4)
Share of other comprehensive income in associates and joint ventures that will not be reclassified	9	(2)	2	(6)
Items that will not be reclassified to profit or loss	(a)		36	(119)	13
Assets available for sale		10.6	15	(26)	8
Cash flow hedges		10.8	538	(273)	(298)
Net investment hedges		10.10	-	(85)	41
Exchange differences on translating foreign operations		12.5	77	285	(314)
Income tax relating to items that may be reclassified		8.2	(187)	122	88
Items that may be reclassified subsequently to profit or loss	(b)		443	23	(475)
Other comprehensive income for the year of continuing operations	(a) + (b)		479	(96)	(462)
Share of other comprehensive income in associates and joint ventures that will not be reclassified			-	(29)	(26)
Exchange differences on translating foreign operations			-	387	(139)
Share of other comprehensive income in associates and joint ventures that may be reclassified			-	1	(11)
Other comprehensive income for the year of discontinued operations (EE)	(c)	2.2	-	359	(176)
Other comprehensive income	(a) + (b) + (c)		479	263	(638)
Total consolidated comprehensive income			3,437	1,488	1,495
Total comprehensive income attributable to owners of the parent			3,104	1,162	1,255
Total comprehensive income attributable to non-controlling interests			333	326	240
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Consolidated statement of financial position

(in millions of euros)	Note	December 31, 2015	December 31, 2014	December 31, 2013
Assets
Goodwill	6.2	27,071	24,784	24,988
Other Intangible assets	7.3	14,327	11,811	11,744
Property, plant and equipment	7.4	25,123	23,314	23,157
Interests in associates and joint ventures	9	162	603	6,525
Non-current financial assets	10.2	835	4,232	1,963
Non-current derivatives assets	10.2	1,297	579	57
Other non-current assets	3.5	85	76	66
Deferred tax assets	8.2.3	2,430	2,817	3,251
Total non-current assets		71,330	68,216	71,751
Inventories	4.4	763	709	637
Trade receivables	3.3	4,876	4,612	4,360
Current financial assets	10.2	1,283	245	209
Current derivatives assets	10.2	387	48	143
Other current assets	3.5	983	677	769
Operating taxes and levies receivables	8.1.2	893	890	924
Current tax assets	8.2.3	163	132	110
Prepaid expenses	4.5	495	392	377
Cash and cash equivalent	10.2	4,469	6,758	5,916
Total current assets		14,312	14,463	13,445
Assets held for sale (1)	2	5,788	5,725	637
Total assets		91,430	88,404	85,833
Equity and liabilities
Share capital		10,596	10,596	10,596
Additional paid-in capital		16,790	16,790	16,790
Retained earnings (2)		3,521	2,173	(3,037)
Equity attributable to the owners of the parent		30,907	29,559	24,349
Non controlling interest		2,360	2,142	1,985
Total equity	12	33,267	31,701	26,334
Non-current financial liabilities	10.2	29,528	29,482	30,319
Non-current derivatives liabilities	10.2	252	721	1,259
Non-current fixed assets payable	7.5	1,004	564	349
Non-current employee benefits	5.2	3,142	3,239	2,924
Non-current provisions for dismantling	7.6	715	712	687
Non-current restructuring provisions	4.3	225	336	155
Other non-current liabilities	4.7	792	677	696
Deferred tax liabilities	8.2.3	879	957	954
Total non-current liabilities		36,537	36,688	37,343
Current financial liabilities	10.2	4,536	4,891	7,162
Current derivatives liabilities	10.2	131	169	106
Current fixed assets payable	7.5	2,728	1,791	1,922
Trade payables	4.6	6,227	5,775	5,618
Current employee benefits	5.2	2,214	1,984	2,009
Current provisions for dismantling	7.6	18	21	23
Current restructuring provisions	4.3	189	162	157
Other current liabilities	4.7	1,695	1,294	1,288
Operating taxes and levies payables	8.1	1,318	1,288	1,200
Current tax payables	8.2.3	434	684	592
Deferred income	3.4	2,136	1,956	1,974
Total current liabilities		21,626	20,015	22,051
Liabilities related to assets held for sale (1)	2	-	-	105
Total equity and liabilities		91,430	88,404	85,833

(1) Telkom Kenya and EE in 2015, EE in 2014 and Orange Dominicana in 2013.

(2) o/w subordinated notes (see Note 12.4).

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Consolidated statements of changes in shareholders’ equity

		Attributable to owners of the parent						Attributable to non-controlling interests
(in millions of euros)	Note	Number of issued shares	Share capital	Additional paid-in capital and statutory reserve	Reserves	Other comprehensive income	Total	Reserves	Other comprehensive income	Total	Total Equity
Balance at January 1, 2013		2,648,885,383	10,596	16,790	(3,871)	791	24,306	1,836	242	2,078	26,384
Consolidated comprehensive income		-	-	-	1,873	(618)	1,255	260	(20)	240	1,495
Share-based compensation	5.3	-	-	-	2	-	2	4	-	4	6
Purchase of treasury shares	12.2	-	-	-	(25)	-	(25)	-	-	-	(25)
Dividends	12.3-12.6	-	-	-	(1,314)	-	(1,314)	(359)	-	(359)	(1,673)
Changes in ownership interests with no gain/loss of control	2 12.6	-	-	-	2	-	2	4	-	4	6
Other movements		-	-	-	123	-	123	18	-	18	141
Balance at December 31, 2013		2,648,885,383	10,596	16,790	(3,210)	173	24,349	1,763	222	1,985	26,334
Consolidated comprehensive income		-	-	-	925	237	1,162	300	26	326	1,488
Share-based compensation	5.3	-	-	-	170	-	170	3	-	3	173
Purchase of treasury shares	12.2	-	-	-	109	-	109	-	-	-	109
Dividends	12.3-12.6	-	-	-	(1,846)	-	(1,846)	(294)	-	(294)	(2,140)
Subordinated notes	12.4	-	-	-	5,749	-	5,749	-	-	-	5,749
Changes in ownership interest with no gain/loss of control	2 12.6	-	-	-	(59)	-	(59)	44	-	44	(15)
Changes in ownership interets with gain/loss of control	212.6	-	-	-	(64)	-	(64)	72	-	72	8
Other movements		-	-	-	(11)	-	(11)	6	-	6	(5)
Balance at December 31, 2014		2,648,885,383	10,596	16,790	1,763	410	29,559	1,894	248	2,142	31,701
Consolidated comprehensive income		-	-	-	2,652	452	3,104	306	27	333	3,437
Share-based compensation	5.3	-	-	-	4	-	4	6	-	6	10
Purchase of treasury shares	12.2	-	-	-	0	-	0	-	-	-	0
Dividends	12.3-12.6	-	-	-	(1,589)	-	(1,589)	(304)	-	(304)	(1,893)
Subordinated notes	12.4	-	-	-	(234)	-	(234)	-	-	-	(234)
Changes in ownership interets with no gain/loss of control	2 12.6	-	-	-	24	-	24	4	-	4	28
Changes in ownership interets with gain/loss of control	2 12.6	-	-	-	-	-	-	185	-	185	185
Other movements		-	-	-	39	-	39	(6)	-	(6)	33
Balance at December 31, 2015		2,648,885,383	10,596	16,790	2,659	862	30,907	2,085	275	2,360	33,267

Analysis of changes in shareholders’ equity related to components of the other comprehensive income

	Attributable to owners of the parent							Attributable to non-controlling interests
	Assets available for sale	Hedging instruments	Translation adjustment	Actuarial gains and losses	Deferred taxes	Other components of comprehensive income of associates and joint ventures (1)	Total	Hedging instruments	Translation adjustment	Actuarial gains and losses	Deferred taxes	Total

													Total other comprehensive income
Balance at January 1, 2013	39	130	941	(393)	78	(4)	791	(3)	264	(26)	7	242
Variation	8	(257)	(429)	19	83	(42)	(618)	(0)	(24)	4	(0)	(20)	(638)
Balance at December 31, 2013	47	(127)	512	(374)	161	(46)	173	(3)	240	(22)	7	222	395
Variation	(26)	(360)	640	(142)	151	(26)	237	2	32	(8)	(0)	26	263
Balance at December 31, 2014	21	(487)	1,152	(516)	312	(72)	410	(1)	272	(30)	7	248	658
Variation	15	539	60	36	(196)	(2)	452	(1)	17	17	(6)	27	479
Balance
at December 31, 2015	36	52	1,212	(480)	116	(74)	862	(2)	289	(13)	1	275	1,137

(1) Associates and joint ventures: amounts excluding translation adjustments.

ORANGE / 2015 REGISTRATION DOCUMENT - 91

Consolidated statement of cash flows

(in millions of euros)	Note	2015	2014	2013
Operating activities
Consolidated net income		2,958	1,225	2,133
Adjustments to reconcile net income (loss) to funds generated from operations
Operating taxes and levies	8.1	1,783	1,795	1,717
Gains (losses) on disposal	2.1	(235)	(430)	(119)
Depreciation and amortization	7.3-7.4	6,465	6,038	6,052
Change in provisions	3-4-5-7	28	340	82
Remeasurement to fair value of previously held equity interests	2.2	(6)	-	-
Impairment of goodwill	6.1	-	229	512
Impairment of non-current assets	7.2	38	59	124
Share of profits (losses) of associates and joint ventures	9	38	215	214
Net income after tax of discontinued operations (EE)	2.2	(448)	135	45
Operational net foreign exchange and derivatives		17	1	5
Finance costs, net	10.1	1,583	1,638	1,750
Income tax	8.2	649	1,573	1,405
Share-based compensation	5.1	9	78	8
Changes in working capital
Decrease (increase) in inventories, gross		(48)	(73)	(81)
Decrease (increase) in trade receivables, gross		52	(196)	118
Increase (decrease) in trade payables		86	140	51
Changes in other assets and liabilities (1)		185	(107)	(198)
Other net cash out
Operating taxes and levies paid	8.1	(1,749)	(1,737)	(1,706)
Dividends received other than from EE		23	25	50
Dividends received from EE	2.2	446	336	270
Interest paid and interest rates effects on derivatives, net		(1,620)	(1,724)	(1,886)
Income tax paid	8.2	(727)	(758)	(1,141)
Tax litigation related to fiscal year 2005	8.2	-	-	(2,146)
Net cash provided by operating activities (a)			9,527	8,802
o/w discontinued operations (EE)	2.2	535	468	414
Investing activities
Purchases (sales) of property, plant and equipment and intangible assets
Purchases of property, plant and equipment and intangible assets (2)	7.3-7.4	(7,771)	(6,111)	(6,117)
Increase (decrease) in fixed assets payables	7.5	1,239	98	22
Proceeds from sales of property, plant and equipment and intangible assets	7	91	74	98
Cash paid for investment securities, net of cash acquired	2
Control of Jazztel		(3,306)	-	-
Control of Medi Telecom		(80)	-	-
Others		(69)	(44)	(69)
Investments in associates and joint ventures	2	-	(4)	(2)
Purchases of investment securities measured at fair value	2	(10)	(7)	(18)
Proceeds from sales of Dailymotion, net of cash transferred	2.2	238	-	-
Proceeds from sales of Orange Dominicana, net of cash transferred	2.2	-	771	-
Other proceeds from sales of investment securities, net of cash transferred	2.2	59	305	76
Decrease (increase) in securities and other financial assets
Investments at fair value, excluding cash equivalents		389	(33)	(39)
Purchase of monetary financial securities in connection with the offer on Jazztel (3)	2.2	-	(1,400)	-
Other		(186)	(1)	5
Net cash used in investing activities (b)			(9,406)	(6,352)
o/w discontinued operations (EE)		-	-	-

(1) Excluding operating tax receivables and payables.

(2) Investments in property, plant, equipment and intangible assets financed through finance leases amounting to 43 million euros (87 million euros at December 31, 2014 and 95 million euros at December 31, 2013) have no impact on the statement of cash flows at the time of acquisition.

(3) In connection with the offer on Jazztel, the Group pledged monetary financial securities for 2.9 billion euros (see Note 2.2), of which 1.4 billion euros for current financial assets and 1.5 billion euros for cash and cash equivalents (reclassified in non-current financial assets). In 2015, the pledge has been released. One impact of this operation on the cash flow statement is a non-cash change in cash and cash equivalents of 1.5 billion euros, related to the cancelling of the cash and cash equivalent transfer, initially pledged into non-current financial assets.

ORANGE / 2015 REGISTRATION DOCUMENT - 92
(in millions of euros)	Note	2015	2014	2013
Financing activities
Long-term debt issuances	10.4-10.5	817	1,460	3,209
Long-term debt redemptions and repayments (4)	10.4-10.5	(4,412)	(5,101)	(4,001)
Increase (decrease) of bank overdrafts and short-term borrowings	10	(101)	(892)	(151)
Decrease (increase) of deposits and other debt-linked financial assets	10	1,809	602	(751)
Exchange rates effects on derivatives, net		320	91	(135)
Subordinated notes issuance, net of premium and fees	12.4	-	5,715	-
Coupon on subordinated notes issuance	12.4	(272)	-	-
Proceeds (purchases) from treasury shares	12.2	(1)	55	(24)
Proceeds from treasury shares - Employee shareholding plan (Cap’Orange)	5.3	32	70	-
Changes in ownership interests with no gain/loss of control
Egypt	2.2	(210)	-	-
Others		(11)	(14)	(11)
Dividends paid to owners of the parent company	12.3	(1,589)	(1,846)	(1,314)
Dividends paid to non-controlling interests	12.6	(306)	(294)	(359)
Net cash used in financing activities (c)		(3,924)	(154)	(3,537)
o/w discontinued operations (EE)	2.2	(16)	2	(195)
Net change in cash and cash equivalents (a) + (b) + (c)		(3,803)	2,296	(2,322)
Net change in cash and cash equivalents
Cash and cash equivalents - opening balance		6,758	5,934	8,321
o/w continuing operations		6,758	5,916	8,321
o/w discontinued operations		-	18	-
Cash change in cash and cash equivalents		(3,803)	2,296	(2,322)
Non-cash change in cash and cash equivalents		1,514	(1,472)	(65)
Monetary financial securities in connection with the offer on Jazztel (3)	2.2	1,501	(1,501)	-
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects		13	29	(65)
Cash and cash equivalents - closing balance		4,469	6,758	5,934
o/w continuing operations		4,469	6,758	5,916
o/w discontinued operations	2.2	-	-	18

(4) The Group repaid (3,466) million euros of bond issues in 2015, (4,681) million euros in 2014 and (3,492) million euros in 2013. In addition, the Group repaid in 2015 Jazztel’s long term financial debts up to (544) million euros.

ORANGE / 2015 REGISTRATION DOCUMENT - 93

Segment information

Segment information

Revenues

	France
(in millions of euros)		Spain	Poland	Belgium & Luxembourg
2015
Revenues (1)	19,141	4,253	2,831	1,235
Mobile services	7,507	2,403	1,314	1,006
Mobile equipment sales	730	470	154	128
Fixed services	10,327	1,375	1,215	80
Other revenues	577	5	148	21
Voice services	-	-	-	-
Data services	-	-	-	-
IT & integration services	-	-	-	-
International Carriers	-	-	-	-
Shared Services	-	-	-	-
external	18,402	4,215	2,800	1,220
inter-operating segments	739	38	31	15
2014
Revenues (1)	19,304	3,876	2,918	1,249
Mobile services	7,675	2,492 (5)	1,365	1,019
Mobile equipment sales	601	489	102	131
Fixed services	10,535	888 (5)	1,319	92
Other revenues	493	7	132	7
Voice services	-	-	-	-
Data services	-	-	-	-
IT & integration services	-	-	-	-
International Carriers	-	-	-	-
Shared Services	-	-	-	-
external	18,536	3,842	2,883	1,234
inter-operating segments	768	34	35	15
2013
Revenues (1)	20,018	4,052	3,079	1,462
Mobile services	8,348	2,852 (5)	1,456	1,122
Mobile equipment sales	538	354	35	206
Fixed services	10,613	833 (5)	1,443	107
Other revenues	519	13	145	27
Voice services	-	-	-	-
Data services	-	-	-	-
IT & integration services	-	-	-	-
International Carriers	-	-	-	-
Shared Services	-	-	-	-
external	19,192	4,015	3,042	1,442
inter-operating segments	826	37	37	20

(1) Description of product lines presented in Note 3.1.

(2) Including, in 2015, revenues of 4,232 million euros in France, 26 million euros in Spain, 16 million euros in Poland, 592 million euros in other European countries and 1,539 million euros in other countries.

      Including, in 2014, revenues of 4,362 million euros in France, 28 million euros in Spain, 15 million euros in Poland, 597 million euros in other European countries and 1,297 million euros in other countries.

      Including, in 2013, revenues of 4,556 million euros in France, 30 million euros in Spain, 14 million euros in Poland, 472 million euros in other European countries and 1,441 million euros in other countries.

(3) Including revenues of 1,812 million euros in France in 2015.

      Including revenues of 1,790 million euros in France in 2014.

      Including revenues of 1,669 million euros in France in 2013.

(4) EE is classified under discontinued operations (see Note 2.2).

(5) Includes effects of the new convergence discount allocation between fixed services and mobile services.

ORANGE / 2015 REGISTRATION DOCUMENT - 94
Europe			Africa & Middle East	Enterprise (2)	International Carriers & Shared Services (3)	Eliminations	Total Orange	EE (100%) (4)
Central European countries	Eliminations Europe	Total

1,648	(4)	9,963	4,899	6,405	1,915	(2,087)	40,236	8,693
1,358	(3)	6,078	3,953	-	-
115	-	867	78	-	-	-
130	(1)	2,799	770	-	-
45	-	219	98	-	-
-	-	-	-	1,528	-
-	-	-	-	2,959	-
-	-	-	-	1,918	-
-	-	-	-	-	1,555
-	-	-	-	-	360
1,626	-	9,861	4,601	6,055	1,317	-	40,236	8,693
22	(4)	102	298	350	598	(2,087)	-	-

1,760	(4)	9,799	4,286	6,299	1,894	(2,137)	39,445	7,847
1,489	(2)	6,363	3,336	-	-			-
101	-	823	74	-	-			-
125	-	2,424	789	-	-			-
45	(2)	189	87	-	-			-
-	-	-	-	1,613	-			-
-	-	-	-	2,900	-			-
-	-	-	-	1,786	-			-
-	-	-	-	-	1,523			-
-	-	-	-	-	371			-
1,727	-	9,686	3,985	5,935	1,303	-	39,445	7,847
33	(4)	113	301	364	591	(2,137)	-	-

2,175	(5)	10,763	4,062	6,513	1,793	(2,168)	40,981	7,632
1,887	(3)	7,314	3,112	-	-			-
112	1	708	55	-	-			-
114	(1)	2,496	794	-	-			-
62	(2)	245	101	-	-			-
-	-	-	-	1,748	-			-
-	-	-	-	3,018	-			-
-	-	-	-	1,747	-			-
-	-	-	-	-	1,423			-
-	-	-	-	-	370			-
2,134	-	10,633	3,770	6,118	1,268	-	40,981	7,632
41	(5)	130	292	395	525	(2,168)	-	-
ORANGE / 2015 REGISTRATION DOCUMENT - 95

Revenues to EBITDA

	France
(in millions of euros)		Spain	Poland	Belgium & Luxembourg
2015
Revenues	19,141	4,253	2,831	1,235
External purchases	(7,202)	(2,736)	(1,501)	(793)
Other operating income	931	107	60	61
Other operating expenses	(588)	(163)	(72)	-
Labor expenses	(4,723)	(235)	(409)	(134)
Operating taxes and levies	(957)	(158)	(72)	(39)
Gains (losses) on disposal	2	-	14	-
Restructuring costs and similar items	(122)	(22)	(31)	(9)
Reported EBITDA	6,482	1,046	820	321
2014
Revenues	19,304	3,876	2,918	1,249
External purchases	(7,396)	(2,516)	(1,461)	(810)
Other operating income	978	96	75	32
Other operating expenses	(557)	(147)	(95)	(16)
Labor expenses	(4,765)	(205)	(448)	(136)
Operating taxes and levies	(977)	(146)	(79)	(45)
Gains (losses) on disposal	-	-	82	-
Restructuring costs and similar items	(77)	-	2	(19)
Reported EBITDA	6,510	958	994	255
2013
Revenues	20,018	4,052	3,079	1,462
External purchases	(7,487)	(2,619)	(1,534)	(966)
Other operating income	994	122	76	34
Other operating expenses	(668)	(151)	(102)	(33)
Labor expenses	(4,868)	(218)	(464)	(147)
Operating taxes and levies	(1,009)	(148)	(77)	(14)
Gains (losses) on disposal	-	-	4	-
Restructuring costs and similar items	(220)	-	(45)	(19)
Reported EBITDA	6,760	1,038	937	317

(1) EE is classified under discontinued operations (see Note 2.2).

ORANGE / 2015 REGISTRATION DOCUMENT - 96
Europe			Africa & Middle East	Enterprise	International Carriers & Shared	Services Eliminations	Total Orange	EE (100%) (1)
Central European countries	Eliminations Europe	Total

1,648	(4)	9,963	4,899	6,405	1,915	(2,087)	40,236	8,693
(925)	12	(5,943)	(2,335)	(3,714)	(3,022)	4,519	(17,697)	(5,357)
44	(8)	264	58	146	2,428	(3,242)	585	79
(61)	-	(296)	(304)	(174)	(517)	810	(1,069)	(130)
(139)	-	(917)	(418)	(1,642)	(1,332)	-	(9,032)	(627)
(14)	-	(283)	(358)	(119)	(66)	-	(1,783)	(148)
(7)	-	7	1	24	201	-	235	(10)
-	-	(62)	(14)	(28)	28	-	(198)	(195)
546	-	2,733	1,529	898	(365)	-	11,277	2,305

1,760	(4)	9,799	4,286	6,299	1,894	(2,137)	39,445	7,847
(934)	7	(5,714)	(2,062)	(3,645)	(3,011)	4,577	(17,251)	(5,180)
38	(3)	238	48	144	2,534	(3,268)	674	40
(91)	-	(349)	(122)	(158)	(498)	828	(856)	(252)
(148)	-	(937)	(388)	(1,610)	(1,366)	-	(9,066)	(536)
(21)	-	(291)	(354)	(92)	(81)	-	(1,795)	(117)
281	-	363	(37)	22	82	-	430	3
-	-	(17)	(4)	(50)	(321)	-	(469)	(528)
885	-	3,092	1,367	910	(767)	-	11,112	1,277

2,175	(5)	10,763	4,062	6,513	1,793	(2,168)	40,981	7,632
(1,150)	7	(6,262)	(1,975)	(3,787)	(3,255)	4,801	(17,965)	(5,126)
50	(2)	280	49	140	2,785	(3,561)	687	39
(88)	-	(374)	(168)	(171)	(55)	928	(508)	(262)
(173)	-	(1,002)	(364)	(1,577)	(1,208)	-	(9,019)	(540)
(36)	-	(275)	(269)	(92)	(72)	-	(1,717)	(134)
73	-	77	(5)	3	44	-	119	33
-	-	(64)	-	(25)	(34)	-	(343)	(96)
851	-	3,143	1,330	1,004	(2)	-	12,235	1,546
ORANGE / 2015 REGISTRATION DOCUMENT - 97

EBITDA to operating income and investments

	France
(in millions of euros)		Spain	Poland	Belgium & Luxembourg
2015
Reported EBITDA	6,482	1,046	820	321
Depreciation and amortization	(2,705)	(771)	(687)	(201)
Remeasurement resulting from business combinations	-	-	-	-
Impairment of goodwill	-	-	-	-
Impairment of fixed assets	(12)	-	3	-
Share of profits (losses) of associates and joint ventures	-	-	-	(1)
Operating income	3,765	275	136	119
2014
Reported EBITDA	6,510	958	994	255
Depreciation and amortization	(2,632)	(584)	(731)	(194)
Remeasurement resulting from business combinations	-	-	-	-
Impairment of goodwill	-	-	-	(229)
Impairment of fixed assets	(6)	-	(4)	-
Share of profits (losses) of associates and joint ventures	(2)	-	-	-
Operating income	3,870	374	259	(168)
2013
Reported EBITDA	6,760	1,038	937	317
Depreciation and amortization	(2,534)	(578)	(734)	(188)
Remeasurement resulting from business combinations	-	-	-	-
Impairment of goodwill	-	-	-	(408)
Impairment of fixed assets	(24)	-	(2)	-
Share of profits (losses) of associates and joint ventures	(1)	-	-	-
Operating income	4,201	460	201	(279)
2015
Investments in property, plant and equipment and intangible assets
CAPEX	3,097	864	463	193
Telecommunications licenses	954	25	-	76
Finance leases	-	5	13	-
Total investments (4)	4,051	894	476	269
2014
Investments in property, plant and equipment and intangible assets
CAPEX	2,799	585	418	215
Telecommunications licenses	-	2	90	-
Finance leases	-	1	6	-
Total investments (5)	2,799	588	514	215
2013
Investments in property, plant and equipment and intangible assets
CAPEX	2,833	562	457	199
Telecommunications licenses	28	22	63	120
Finance leases	-	4	-	-
Total investments (6)	2,861	588	520	319

(1) Including tangible and intangible assets of 236 million euros in France in 2015.

      Including tangible and intangible assets of 245 million euros in France in 2014.

      Including tangible and intangible assets of 239 million euros in France in 2013.

(2) Including tangible and intangible assets of 353 million euros in France in 2015.

      Including tangible and intangible assets of 277 million euros in France in 2014.

      Including tangible and intangible assets of 294 million euros in France in 2013.

(3) EE is classified under discontinued operations (see Note 2.2).

(4) Including 2,771 million euros for other intangible assets and 5,043 million euros for tangible assets.

(5) Including 1,905 million euros for other intangible assets and 4,293 million euros for tangible assets.

(6) Including 1,942 million euros for other intangible assets and 4,270 million euros for tangible assets.

ORANGE / 2015 REGISTRATION DOCUMENT - 98
Europe			Africa & Middle East	Enterprise (1)	International Carriers & Shared Services (2)	Eliminations	Total Orange	EE (100%) (3)
Central European countries	Eliminations Europe	Total

546	-	2,733	1,529	898	(365)	-	11,277	2,305
(331)	-	(1,990)	(1,034)	(367)	(369)	-	(6,465)	(1,605)
-	-	-	-	6	-	-	6	-
-	-	-	-	-	-	-	-	-
(27)	-	(24)	-	-	(2)	-	(38)	-
-	-	(1)	(32)	(3)	(2)	-	(38)	(1)
188	-	718	463	534	(738)	-	4,742	699

885	-	3,092	1,367	910	(767)	-	11,112	1,277
(310)	-	(1,819)	(842)	(343)	(402)	-	(6,038)	(1,465)
-	-	-	-	-	-	-	-	-
-	-	(229)	-	-	-	-	(229)	-
-	-	(4)	(46)	-	(3)	-	(59)	-
-	-	-	(195)	(15)	(3)	-	(215)	(7)
575	-	1,040	284	552	(1,175)	-	4,571	(195)

851	-	3,143	1,330	1,004	(2)	-	12,235	1,546
(344)	-	(1,844)	(857)	(352)	(465)	-	(6,052)	(1,539)
-	-	-	-	-	-	-	-	-
-	-	(408)	(89)	-	(15)	-	(512)	-
-	-	(2)	(96)	-	(2)	-	(124)	-
-	-	-	(195)	(10)	(8)	-	(214)	(8)
507	-	889	93	642	(492)	-	5,333	(1)

263	-	1,783	922	325	359	-	6,486	819
13	-	114	217	-	-	-	1,285	-
-	-	18	-	23	2	-	43	-
276	-	1,915	1,139	348	361	-	7,814	819

279	-	1,497	779	325	236	-	5,636	723
326	-	418	57	-	-	-	475	-
-	-	7	2	33	45	-	87	10
605	-	1,922	838	358	281	-	6,198	733

321	-	1,539	701	311	247	-	5,631	686
237	-	442	16	-	-	-	486	731
-	-	4	6	32	53	-	95	-
558	-	1,985	723	343	300	-	6,212	1,417
ORANGE / 2015 REGISTRATION DOCUMENT - 99

Consolidated statement of financial position for year ended December 31, 2015

	France
(in millions of euros)		Spain	Poland	Belgium & Luxembourg
Goodwill	15,382	6,818	769	362
Other intangible assets	4,378	2,222	707	347
Property, plant and equipment	12,294	2,768	2,583	840
Interests in associates and joint ventures	1	1	-	-
Non-current assets included in the net financial debt	-	-	-	-
Other	4	-	10	1
Total non-current assets	32,059	11,809	4,069	1,550
Inventories	370	67	57	21
Trade receivables	1,614	903	422	194
Prepaid expenses	67	43	20	17
Current assets included in the net financial debt	-	-	-	-
Other	824	29	28	2
Total current assets	2,875	1,042	527	234
Assets held for sale (5)	-	-	-	-
Total assets	34,934	12,851	4,596	1,784
Equity	-	-	-	-
Non-current fixed assets payables	584	-	180	-
Non-current employee benefits	2,017	-	55	-
Non-current liabilities included in the net financial debt	-	-	-	-
Other	750	168	84	73
Total non-current liabilities	3,351	168	319	73
Current fixed assets payables	1,252	470	233	129
Trade payables	2,491	847	271	170
Current employee benefits	1,292	47	48	36
Deferred income	1,220	89	127	70
Current liabilities included in the net financial debt	-	-	-	-
Other	748	65	232	126
Total current liabilities	7,003	1,518	911	531
Liabilities related to assets held for sale (5)	-	-	-	-
Total equity and liabilities	10,354	1,686	1,230	604

(1) Including tangible and intangible assets of 577 million euros in France.

      Some trade receivables generated by the Enterprise segment (approximately 182 million euros) are included in the France segment, which is responsible for their collection.

(2) Including tangible and intangible assets of 2,251 million euros in France. Intangible assets also include the Orange brand for 3,133 million euros.

(3) Non-allocated assets and liabilities mainly include external financial debt, external cash & cash equivalents, current and deferred tax assets and liabilities and shareholders’ equity.

(4) EE is classified under discontinued operations (see Note 2.2).

(5) Relates to EE and Telkom Kenya, classified under discontinued operations (see Note 2.2).

ORANGE / 2015 REGISTRATION DOCUMENT - 100
Europe			Africa & Middle East	Enterprise (1)	Interna-tional Carriers & Shared Services (2)	Eliminations and unallocated items (3)	Total Orange	EE (100%) (4)
Central European countries	Eliminations Europe	Total
2,159	-	10,108	1,117	449	15	-	27,071	7,762
743	-	4,019	1,936	322	3,672	-	14,327	4,777
897	-	7,088	3,504	505	1,732	-	25,123	3,196
-	-	1	155	1	4	-	162	-
-	-	-	-	-	-	1,392	1,392	60
-	-	11	4	11	-	3,225	3,255	231
3,799	-	21,227	6,716	1,288	5,423	4,617	71,330	16,026
63	-	208	71	59	55	-	763	90
181	-	1,700	728	703	759	(628)	4,876	918
12	-	92	71	179	94	(8)	495	300
-	-	-	-	-	-	6,086	6,086	548
14	-	73	360	141	92	602	2,092	32
270	-	2,073	1,230	1,082	1,000	6,052	14,312	1,888
-	-	-	0	-	5,788	-	5,788	-
4,069	-	23,300	7,946	2,370	12,211	10,669	91,430	17,914
-	-	-	-	-	-	33,267	33,267	11,787
205	-	385	35	-	-	-	1,004	22
3	-	58	60	290	717	-	3,142	147
-	-	-	-	-	-	29,780	29,780	2,284
60	-	385	148	34	183	1,111	2,611	207
268	-	828	243	324	900	30,891	36,537	2,660
111	-	943	399	40	95	(1)	2,728	331
219	-	1,507	1,086	638	1,133	(628)	6,227	1,704
21	-	152	69	347	354	-	2,214	93
67	-	353	208	270	94	(9)	2,136	341
-	-	-	-	-	-	4,667	4,667	643
16	-	439	515	201	940	811	3,654	355
434	-	3,394	2,277	1,496	2,616	4,840	21,626	3,467
-	-	-	-	-	-	-	-	-
702	-	4,222	2,520	1,820	3,516	68,998	91,430	17,914

ORANGE / 2015 REGISTRATION DOCUMENT - 101

Consolidated statement of financial position for year ended December 31, 2014

	France
(in millions of euros)		Spain	Poland	Belgium & Luxembourg
Goodwill	15,382	4,723	767	362
Other intangible assets	3,560	1,219	753	305
Property, plant and equipment	11,696	1,820	2,740	804
Interests in associates and joint ventures	1	1	-	-
Non-current assets included in the net financial debt	-	-	-	-
Other	4	-	1	-
Total non-current assets	30,643	7,763	4,261	1,471
Inventories	385	63	47	18
Trade receivables	1,534	866	354	205
Prepaid expenses	75	35	17	10
Current assets included in the net financial debt	-	-	-	-
Other	726	8	35	8
Total current assets	2,720	972	453	241
Assets held for sale (4)	-	-	-	-
Total assets	33,363	8,735	4,714	1,712
Equity	-	-	-	-
Non-current fixed assets payables	123	-	202	-
Non-current employee benefits	2,074	-	82	-
Non-current liabilities included in the net financial debt	-	-	-	-
Other	820	141	71	67
Total non-current liabilities	3,017	141	355	67
Current fixed assets payables	672	282	167	71
Trade payables	2,411	815	303	152
Current employee benefits	1,144	27	42	34
Deferred income	1,189	75	105	80
Current liabilities included in the net financial debt	-	-	-	-
Other	785	64	214	108
Total current liabilities	6,201	1,263	831	445
Liabilities related to assets held for sale (4)	-	-	-	-
Total equity and liabilities	9,218	1,404	1,186	512

(1) Including tangible and intangible assets of 525 million euros in France.

      Some trade receivables generated by the Enterprise segment (approximately 264 million euros) are included in the France segment, which is responsible for their collection.

(2) Including tangible and intangible assets of 2,320 million euros in France. Intangible assets also include the Orange brand for 3,133 million euros.

(3) Non-allocated assets and liabilities mainly include external financial debt, external cash & cash equivalents, current and deferred tax assets and liabilities and shareholders’ equity.

(4) Relates to EE, classified under discontinued operations (see Note 2.2).

ORANGE / 2015 REGISTRATION DOCUMENT - 102
Europe			Africa & Middle East	Enterprise (1)	Interna- tional Carriers & Shared Services (2)	Eliminations and unallocated items (3)	Total Orange	EE (100%) (4)
Central European countries	Eliminations Europe	Total
2,167	-	8,019	853	447	83	-	24,784	7,314
795	-	3,072	1,242	309	3,628	-	11,811	5,360
980	-	6,344	2,970	467	1,837	-	23,314	2,893
-	-	1	524	72	5	-	603	3
-	-	-	-	-	-	1,201	1,201	-
-	-	1	6	9	1	6,482	6,503	324
3,942	-	17,437	5,595	1,304	5,554	7,683	68,216	15,894
51	-	179	72	25	48	-	709	98
163	-	1,588	620	665	841	(636)	4,612	979
8	-	70	51	118	85	(7)	392	250
-	-	-	-	-	-	7,010	7,010	531
25	-	76	247	137	162	392	1,740	36
247	-	1,913	990	945	1,136	6,759	14,463	1,894
-	-	-	-	-	5,725	-	5,725	-
4,189	-	19,350	6,585	2,249	12,415	14,442	88,404	17,788
-	-	-	-	-	-	31,701	31,701	11,450
237	-	439	2	-	-	-	564	23
2	-	84	80	290	711	-	3,239	208
-	-	-	-	-	-	30,203	30,203	2,705
57	-	336	8	30	308	1,180	2,682	357
296	-	859	90	320	1,019	31,383	36,688	3,293
118	-	638	353	43	87	(2)	1,791	394
219	-	1,489	821	603	1,087	(636)	5,775	1,968
21	-	124	61	338	317	-	1,984	86
64	-	324	162	188	101	(8)	1,956	306
-	-	-	-	-	-	5,060	5,060	57
27	-	413	484	198	673	896	3,449	234
449	-	2,988	1,881	1,370	2,265	5,310	20,015	3,045
-	-	-	-	-	-	-	-	-
745	-	3,847	1,971	1,690	3,284	68,394	88,404	17,788
ORANGE / 2015 REGISTRATION DOCUMENT - 103

Consolidated statement of financial position for year ended December 31, 2013

	France
(in millions of euros)		Spain	Poland	Belgium & Luxembourg
Goodwill	15,382	4,723	789	591
Other intangible assets	3,694	1,301	743	329
Property, plant and equipment	11,398	1,733	3,080	754
Interests in associates and joint ventures	2	2	-	-
Non-current assets included in the net financial debt	-	-	-	-
Other	4	-	-	-
Total non-current assets	30,480	7,759	4,612	1,674
Inventories	311	62	48	21
Trade receivables	1,617	590	296	212
Prepaid expenses	64	38	21	11
Current assets included in the net financial debt	-	-	-	-
Other	674	39	20	6
Total current assets	2,666	729	385	250
Assets held for sale (5)	-	-	-	-
Total assets	33,146	8,488	4,997	1,924
Equity	-	-	-	-
Non-current fixed assets payables	111	2	222	-
Non-current employee benefits	1,953	-	72	-
Non-current liabilities included in the net financial debt	-	-	-	-
Other	880	158	75	58
Total non-current liabilities	2,944	160	369	58
Current fixed assets payables	779	314	178	91
Trade payables	2,438	754	291	160
Current employee benefits	1,150	45	47	31
Deferred income	1,226	80	109	77
Current liabilities included in the net financial debt	-	-	-	-
Other	786	76	266	88
Total current liabilities	6,379	1,269	891	447
Liabilities related to assets held for sale (5)	-	-	-	-
Total equity and liabilities	9,323	1,429	1,260	505

(1) Including tangible and intangible assets of 518 million euros in France.

      Some trade receivables generated by the Enterprise segment (approximately 228 million euros) are included in the France segment, which is responsible for their collection.

(2) Including tangible and intangible assets of 2,247 million euros in France. Intangible assets also include the Orange brand for 3,133 million euros.

(3) Non-allocated assets and liabilities mainly include external financial debt, external cash & cash equivalents, current and deferred tax assets and liabilities and shareholders’ equity.

(4) Relates to EE, classified under discontinued operations (see Note 2.2).

(5) Relates to Orange Dominicana (see Note 2.2).

ORANGE / 2015 REGISTRATION DOCUMENT - 104
		Europe	Africa & Middle East	Enterprise (1)	Interna- tional Carriers & Shared Services (2)	Eliminations and unallocated items (3)	Total Orange	EE (100%) (4)
Central European countries	Eliminations Europe	Total
2,171	-	8,274	821	428	83	-	24,988	6,828
489	-	2,862	1,217	318	3,653	-	11,744	5,640
1,005	-	6,572	2,797	447	1,943	-	23,157	2,774
-	-	2	561	114	5,846	-	6,525	5
-	-	-	-	-	-	1,203	1,203	58
-	-	-	-	9	-	4,121	4,134	210
3,665	-	17,710	5,396	1,316	11,525	5,324	71,751	15,515
50	-	181	71	26	48	-	637	102
155	-	1,253	622	657	907	(696)	4,360	916
11	-	81	40	107	102	(17)	377	453
-	-	-	-	-	-	6,230	6,230	507
41	-	106	295	138	231	397	1,841	27
257	-	1,621	1,028	928	1,288	5,914	13,445	2,005
637	-	637	-	-	-	-	637	-
4,559	-	19,968	6,424	2,244	12,813	11,238	85,833	17,520
-	-	-	-	-	-	26,334	26,334	11,674
14	-	238	-	-	-	-	349	22
2	-	74	71	225	601	-	2,924	145
-	-	-	-	-	-	31,578	31,578	2,615
62	-	353	11	19	49	1,180	2,492	352
78	-	665	82	244	650	32,758	37,343	3,134
98	-	681	342	38	82	-	1,922	209
197	-	1,402	747	591	1,136	(696)	5,618	1,816
23	-	146	60	323	330	-	2,009	66
68	-	334	151	172	108	(17)	1,974	275
-	-	-	-	-	-	7,268	7,268	55
43	-	473	475	189	502	835	3,260	291
429	-	3,036	1,775	1,313	2,158	7,390	22,051	2,712
105	-	105	-	-	-	-	105	-
612	-	3,806	1,857	1,557	2,808	66,482	85,833	17,520
ORANGE / 2015 REGISTRATION DOCUMENT - 105

Accounting policies

Segment reporting

Decisions on allocation of resources and operating segments’ performance assessment of Group components are made by the Chief Executive Officer (main operational decision-maker) at operating segments’ level, mainly composed by the geographical locations. Thus, the operating segments are:

-   France (excluding Enterprise);

-   Spain, Poland, Belgium, Luxembourg, and each Central European countries (with a subtotal combining individual European countries);

-   each countries of Africa and Middle East;

-   Enterprise;

-   EE, the joint venture with Deutsche Telekom in the United Kingdom, classified as held for sale as of December 31, 2015;

-   activities of International Carriers and Shared Services (IC & SS) which comprises certain resources, mainly in the areas of networks and information systems, research and development and other shared competencies as well as the Orange brand.

The use of shared resources, mainly provided by IC & SS and by France to Enterprise, is taken into account in segment results based either on the terms of contractual agreements between legal entities, or external benchmarks, or by allocating costs among all the segments. The supply of shared resources is included in other revenues of the service provider, and the use of the resources is included in expenses taken into account for the calculation of the service user’s EBITDA. The cost of shared resources may be affected by changes in contractual relationship or organization and may therefore impact the segment results disclosed from one year to another.

Unallocated assets and liabilities comprise mainly external net financial debt, external cash and cash equivalents, current and deferred tax assets and liabilities as well as equity. Inter-segments assets and liabilities are reported in each operating segment. The items of internal financial debt and financial investments are not reported in the segments.

EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization, remeasurement resulting from business combinations and share of profits (losses) of associates and joint ventures) is a key measure of operating profitability used by the Group internally to (i) manage and assess the results of its operating segments and (ii) implement its investments and resource allocation strategy. The Group’s management believes that EBITDA is meaningful for investors because it provides an analysis of its operating results and segment profitability using the same measure used by management. As a consequence and in accordance with IFRS 8 provisions, EBITDA is presented in the analysis by operating segment, in addition to operating income.

EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies. EBITDA is provided as additional information only and should not be considered as a substitute for operating income or net cash provided by operating activities

CAPEX relate to tangible and intangible investments except telecommunication licenses and financial leases and they are used internally to allocate resources. CAPEX are not a financial aggregate defined by IFRS and may not be comparable to similarly titled indicators used by other companies.

Notes to the consolidated financial statements include related accounting policy.

ORANGE / 2015 REGISTRATION DOCUMENT - 106

Note 1   Description of business and basis of preparation of the consolidated financial statements

1.1 Description of business

Orange (hereafter called “the Group”) provides consumers, businesses and other telecommunications operators with a wide range of services including fixed telephony and mobile telecommunications, data transmission and other value-added services, mainly in Europe, Africa and the Middle East.

Telecommunications operators activities are regulated and dependent upon the granting of licenses (see Section 2.2 Regulations of the Registration Document).

1.2 Basis of preparation of the 2015 consolidated financial statements

The consolidated financial statements were approved by the Board of Directors’ Meeting on February 15, 2016 and will be submitted for approval at the Shareholders’ Meeting on June 7, 2016.

In accordance with European regulation n° 1606/2002 dated July 19, 2002, the 2015 consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRSs) as endorsed by the European Union (available on the website http://ec.europa.eu/internal_market/accounting/ias/index_en.htm). Comparative figures are presented for 2014 and 2013 using the same basis of preparation.

For the reported periods, the accounting standards and interpretations endorsed by the European Union are similar to the compulsory standards and interpretations published by the International Accounting Standards Board (IASB) with the exception of the carve-out of IAS 39 together with the standards and interpretations currently being endorsed, that have no effect on the Group accounts. Consequently, the Group financial statements are prepared in accordance with the IFRS standards and interpretations, as published by the IASB.

The principles applied to prepare financial data relating to the 2015 financial year are based on:

- all the standards and interpretations endorsed by the European Union compulsory as of December 31, 2015;

- the recognition and measurement alternatives allowed by the IFRSs:

Standard		Alternative used
IAS 2	Inventories	Measurement of inventories determined by the weighted average unit cost method
IAS 16	Property, Plant and Equipment	Measurement at amortized historical cost
IAS 38	Intangible Assets	Measurement at amortized historical cost

- accounting positions adopted by the Group in accordance with paragraphs 10 to 12 of IAS 8:

Topic	Note
Presentation of consolidated financial statements	Financial statements and segment information
Contribution of a business to a joint venture	2
Operating taxes and levies	8.1
Income taxes	8.2
Non-controlling interests
- Change in ownership interest in a subsidiary	12.6
- Commitments to purchase non-controlling interests

In the absence of any accounting standard or interpretation, management uses its judgment to define and apply an accounting policy that will result in relevant and reliable information, such that the financial statements:

- fairly present the Group’s financial position, financial performance and cash flows;

- reflect the economic substance of transactions;

- are neutral;

- are prepared on a prudent basis; and

- are complete in all material respects.

The operating segments now include “Europe” with its main operating segments (Spain, Poland, Belgium and Luxembourg, Central European countries) and “Africa and Middle East”. This new presentation does not change the definition of operating segments.

ORANGE / 2015 REGISTRATION DOCUMENT - 107

1.3 Standards and interpretations compulsory after December 31, 2015 with no early application elected by the Group

Among these standards and interpretations, the following might affect the Group’s future consolidated financial statements:

Standard/Interpretation (application date for the Group)	Consequences for the Group
IFRS 9 Financial Instruments (January 1, 2018)

IFRS 9 modifies the recognition criteria for hedging transactions and main financial assets and liabilities categories: given the nature of the Group’s transactions, no major change is expected.

IFRS 9 requires also the change in the credit risk recognition using the expected losses approach versus the incurred losses one. For the Group, this would notably imply impairment of non-matured receivables.

IFRS 15 Revenue from Contracts with Customers (January 1, 2018)

This standard relates to revenue recognition and is applicable on a retrospective basis either limited to the cumulative effect of the new method at the opening date of the annual reporting period that includes the date of initial application (January 1, 2018) or by adjusting the reported comparative periods. The decision to report one or two comparative periods will be finalized at the end of the rollout project.

For the Group, this standard would mainly impact the accounting for bundled offers which include a handset component with a discounted price and a communication service component: the cumulative revenue will not change but its allocation between the handset sold and the communication service will change (more equipment revenue and less service revenue). The resulting acceleration of the revenue recognition would lead to the recognition of a contract asset in the statement of financial position which would be settled against an asset receivable as the communication service is provided. Except for this difference in the statement of financial position, the revenue recognition of a bundled offer will be similar to that of a deferred payment equipment sale and a separate communication service. Some incremental subscriber acquisition and retention costs (i.e. payments to distributors directly attributable to a contract, excluding subsidies) would be recognized over the duration of the bundled offer.

For the record, the accounting principles currently applied by the Group are disclosed in Notes 3.1, 3.3 and 4.1 attached to the Group consolidated financial statements as of December 31, 2015.

IFRS 16 Leases (January 1, 2018 or 2019)

This standard relates to the accounting for leases and will be compulsory applicable from January 1, 2019 or on a retrospective basis from January 1, 2018 together with IFRS 15. It is retrospective either at the first application date or at the opening date of the reported comparative period.

In 2016, the Group will assess its ability to implement IFRS 16 together with IFRS 15 and in accordance with the same retrospective application process.

This standard will mainly change the lease accounting for lessees with the recognition of an asset and a liability which represents the right of use at the delivery date granted by the lessor. As a consequence, it will impact the presentation of the income statement (depreciation and interest expense instead of rental expense) and the statement of cash flows (interest expense will only impact the operating cash flows whereas the debt repayment will affect the financing cash flows). In the statement of financial position, the net equity will be reduced at the beginning of the arrangement (due to the acceleration of expenses attributable to the interest component) and the intangible and tangible assets as well as the lease liability will increase. Thus, the standard introduces a new basis for splitting supplier arrangements based on a new accounting definition of a lease and a service arrangement.

ORANGE / 2015 REGISTRATION DOCUMENT - 108

1.4 Use of estimates and judgment

In preparing the Group’s consolidated financial statements, Orange’s management makes estimates, insofar as many elements included in the financial statements cannot be measured precisely. The management revises these estimates if the underlying circumstances evolve or in light of new information or more experience. Consequently, the estimates made at December 31, 2015 may be changed subsequently.

Group management also uses its judgment to define appropriate accounting policies to apply to certain transactions:

Topic		Nature of estimate and/or judgment
Note 2	Control

Requiring judgment in certain circumstances and continuous control assessment which can affect the perimeter of consolidation, as for instance when a shareholders’ agreement is revised or terminated, or when protective rights turn into substantive rights.

Note 3	Revenue	Identifying separable components of a bundled offer.
Notes 4, 8 and 14	Purchases and other expenses

Litigations and tax: assumptions underlying legal and tax assessment and assessment and measurement of technical merits of the interpretations and legislative positions. Onerous supplier contracts: trigger event and underlying measurement assumptions.

Note 7	Property, plant and equipment, intangible assets other than goodwill

Qualifying network, sites or equipment sharing among operators as joint operations. TowerCos arrangements: electing the unit of account (tower or used space) and analyzing the arrangements in order to determine whether they contain a lease.

Notes 10 and 12	Financial assets and liabilities, net finance costs Equity	Distinguishing equity and debt: assessing specific contractual clauses.
Note 11	Fair value of financial assets and liabilities	Models, selection of parameters, fair value hierarchy, non-performance risk assessment, unit of account relating to investments accounted for under the equity method.

In accordance with the Esma and AMF recommendations relating to the classification of certain arrangements either as operating debt or financing debt, the treatment applied by the Group is disclosed in notes 4 and 11.

In the light of the business risk factors presented in the Registration Document), the key sources of variability of the Group’s net income are related to the following (without ranking in order of importance, which is not possible given the inherent uncertainty of the information):

Topic		Key sources of variability of the Group’s net income
Notes 4, 8 and 14	Risk of resources outflow linked to claims and litigationand to tax legislation	Identifying and releasing of uncertain legal and tax positions.
Note 6.3, 6.4, 7.2, 7.3 and 9	Measurement of the recoverable values for the impairment tests (goodwill, tangible and intangible assets, investments accounted for under the equity method)

Sensitivity to discount rates. Sensitivity to perpetual growth rates. Sensitivity to business plans’ assumptions which affect the expected cash flows (revenue, EBITDA and CAPEX). Assessing the competitive, economic and financial environment of the countries where the Group operates.

Note 7	Property, plant and equipment, intangible assets other than goodwill

Assessing assets’ useful life according to the change in the technological, regulatory or economic environment (notably the migration from the copper local loop into fiber and other greater bandwith technologies, radio technology migration). Provision for dismantling and restoring sites: dismantling timeframe, discount rate, expected cost.

Note 5.2	Employee benefits	Sensitivity to discount rates. Sensitivity to participation rate of senior staff to the specific plans.
Note 11	Financial market risks

Sensitivity of net finance costs to market interest and exchange rates (Note 11.1). Sensitivity of assets and liabilities to foreign exchange exposure (Note 11.2). Sensitivity of cash deposits to changes in market interest and exchange rates (Note 11.5).

ORANGE / 2015 REGISTRATION DOCUMENT - 109

Note 2   Gains and losses on disposal and main changes in scope of consolidation

2.1 Net gain on disposal

The net gain on disposal was 235 million euros in 2015 compared to 430 and 119 million euros in 2014 and 2013 respectively. In 2015, the gain results mainly from the disposal of Dailymotion (170 million euros) and the sale of property assets (58 million euros). In 2014, the gain results mainly from the disposal of Orange Dominicana (280 million euros) and the sale of property assets (41 million euros). In 2013, the gain was mainly due to the disposal of Orange Austria (73 million euros) and the disposal of property assets (36 million euros).

2.2 Main changes in scope of consolidation

Changes in scope of consolidation during 2015

Egypt

On February 22, 2015, the Group exercised its option to acquire the remaining shares held by OTMT in ECMS for a consideration of 210 million euros (including 164 million euros for the 5% ownership interest held by OTMT in ECMS and 46 million euros for the 28.75% voting rights held by OTMT in MT Telecom). This transaction extinguished the financial debt related to the commitment to buy out non-controlling interests.

Disposal of Dailymotion

Orange sold most of its interests held in Dailymotion to Vivendi. On June 30, 2015, Orange disposed of a 80% interest for 217 million euros, and sold an additional 10% stake for 29 million euros on July 2015 (total of 238 million euros, net of disposal costs and cash transferred). The Group granted some warranties, which are usual in such transactions (see Note 13).

This transaction resulted in:

- a gain on disposal of 139 million euros; and

- a gain of 31 million euros relating to the measurement at fair value of the investment retained.

The 10% stake retained in Dailymotion is measured at a fair value of 26 million euros on the basis of the put option granted by Vivendi. In case the Group does not exercise this option, Vivendi will have the possibility to exercise in 2016 the call option granted by Orange, at a set price of 29 million euros.

Jazztel acquisition

As a result of the voluntary tender offer launched by Orange to acquire 100% of Jazztel plc shares, the Group acquired on July 1, 2015, 94.75% of Jazztel stake against a payment of 3,179 million euros. In August 2015, the Group used its rights to delist Jazztel from the Spanish Stock Exchange and squeeze-out the remaining shares against a payment of 176 million euros. The acquisition cost includes the Jazztel shares resulting from the exercise of their stock options by Jazztel employees. The price paid net of cash acquired (92 million euros) amounts to 3,306 million euros.

The Group had pledged monetary financial securities amounting to 2.9 billion euros for the benefit of the bank which issued the legally required guarantees to secure the offer. They were released following the cash payment of the acquisition. As a reminder, these monetary financial securities had been classified as non-current financial assets (i.e excluded from cash equivalent) as of December 31, 2014.

Jazztel has therefore been consolidated in Orange’s financial statements since July 1, 2015.

Goodwill has been recognized for an amount of 2.1 billion euros, after allocating the purchase price to the assets acquired and liabilities assumed. The goodwill mainly includes the overall intended synergy resulting from the merger of Orange Espagne and Jazztel. It is mainly attributable to the network costs optimization, the distribution of Jazztel offers through Orange stores, the cross selling of services and finally, the reduction in the use of Telefonica’s fiber network.

(in millions of euros)		December 31, 2015
Purchase price		3,355
The costs of Jazztel shares purchase price to release options held by its employees		43
Acquisition cost	(a)	3,398
Net book value as of June 30, 2015		486
Effects of measurement at fair value:
Customer base (1)		672
Trademark (2)		106
Net deferred tax		39
Net asset at fair value	(b)	1,303
Goodwill	(a) - (b)	2,095

(1) Depreciation over 7.5 years.

(2) Depreciation over 15 years.

ORANGE / 2015 REGISTRATION DOCUMENT - 110

Medi Telecom’s consolidation

The Group exercised its call option to acquire 9% of Medi Telecom’s share capital. The Group completed this purchase in July 2015 for a total consideration of 80 million euros, and now holds respectively 49% and 50.1% of the company’s share capital and voting rights.

The consolidation of Medi Telecom in the Group’s financial statements resulted in the recognition of a goodwill of 237 million euros, after allocating the purchase price to the assets acquired and liabilities assumed. The remeasurement of previously held interests had no impact on the income statement.

(in millions of euros)		December 31, 2015
Purchase price		80
Remeasurement of previously held interests at fair value		335
Acquisition cost	(a)	415
Net book value as of June 30, 2015		260
Effects of measurement at fair value:
Customer base (1)		100
Trademark (2)		26
Licenses (3)		21
Net deferred tax		(44)
Net asset at fair value	(b)	363
Proportionate share of assets and liabilities attribuable to non-controlling interests	(c)	(185)
Goodwill	(a) - (b) - (c)	237

(1) Depreciation over 5 to 8 years.

(2) Depreciation over 1.5 year.

(3) Depreciation over 17 to 21 years.

Transaction completed subsequently to December 31, 2015

Disposal of EE

Following the agreements signed on February 5, 2015, and after obtaining the required authorizations, Orange and Deutsche Telekom completed the disposal of 100% of their stake in EE to BT Group Plc (BT) on January 29, 2016.

Before this transaction, Orange received, in January 2016, a dividend amounting to 132 million pounds sterling (173 million euros).

As a result of this transaction, Orange received 3.4 billion pounds sterling (4.5 billion euros) in cash and a 4% stake in the share capital of BT, measured at a value of 1.9 billion pounds sterling (2.5 billion euros) based on the opening market price of the BT share on January 29, 2016. This amount will be subject to adjustments relating to EE’s net debt, working capital and capital expenditures at January 29, 2016. These adjustments will be settled during the first half of 2016.

The Group committed not to sell BT Group plc shares for a one year period, starting from the date shares were delivered (January 29, 2016); however, the Group benefits from certain exemptions, such as a disposal to Deutsche Telekom, to BT Group plc (or to qualified investor taking over the commitments granted by Orange, subject to conditions). Besides, in case Orange’s stake becomes less than or equal to 2%, the Group will be entitled to implement hedges.

As it is usual for this kind of transactions, Orange and Deutsche Telekom granted warranties to BT. The Group is committed to supporting 50% of these warranties (see Note 13.2).

As of December 31, 2015, the line “Assets held for sale” includes the Group’s share in EE equity, as well as the revaluation of EE shares subject to hedging. These effects are offset in the income statement considering the hedge implemented. As of December 31, 2015, the consolidated net income after tax of discontinued operations includes dividends received from EE for 446 million euros, the income tax impact of hedging related to shares and the costs of disposal.

Other than the share of net income and dividends received, the operations performed between the Group and EE are reflected as follows in the Orange’s consolidated statement of financial position and income statement:

(in millions of euros)	December 31, 2015	December 31, 2014	December 31, 2013
Assets
Trade receivables	25	38	55
Other current assets	-	-	-
Liabilities
Trade payables	(2)	(7)	(11)
Advances from partners	(227)	(230)	(217)
Income statement
Revenues	16	26	34
Other operating income (1)	79	104	116
External purchases and other operating expenses	(11)	(11)	(19)
Finance cost, net	(0)	(0)	-

(1) Including 52 million euros invoiced for services and 21 million euros for brand fees.

ORANGE / 2015 REGISTRATION DOCUMENT - 111

Transaction in progress as of December 31, 2015

Disposal of Telkom Kenya

On November 9, 2015, Orange agreed to dispose its whole non-controlling 70% stake in Telkom Kenya to Helios Investment Partners. Standard warranties were granted by the Group.The transaction, which is subject to approval by the competent authority, is expected to be completed in the near future. Assets sold are now reported under the line “Assets held for sale” for their net carrying value which is nil.

Changes in scope of consolidation during 2014

Disposal of Orange Dominicana

Orange sold 100% of Orange Dominicana to Altice on April 9, 2014.

Orange Dominicana’s assets and liabilities, which were classified respectively as “assets held for sale” and “liabilities related to assets held for sale” in the statement of financial position as at December 31, 2013, were released further to the disposal.

Based on an enterprise value agreed by the parties, the selling price of Orange Dominicana’s shares amounted to 1.4 billion dollars, i.e. 1.02 billion euros, net of disposal costs.

The gain recorded on the Orange Dominicana disposal amounted to 280 million euros as at December 31, 2014. The Group paid a capital gain tax to the Dominican tax administration of 237 million dollars, i.e. 172 million euros. The net after tax cash-in at the end of December 2014 amounted to 771 million euros.

Standard guarantees granted in the context of this disposal are mentioned in Note 13.2.

Loss of control of Telkom Kenya

In 2014, Orange intended to implement certain solutions allowing to respond to Telkom Kenya’s financial difficulties. Due to continuing disagreements with the government of Kenya, its co-shareholder, Orange concluded it was contractually unable to implement these solutions without the latter’s agreement. This led the Group to conclude that it had lost control over the entity.

Orange’s investment in Telkom Kenya was therefore accounted for under the equity method from December 31, 2014. This change in accounting method had no material impact on the 2014 net income and (83) million euros were reclassified from equity attributable to the non-controlling interests to equity attributable to the owners of the parent.

Changes in scope of consolidation during 2013

Disposal of Orange Austria

On January 3, 2013, Orange sold its stake of 35% in Orange Austria for 73 million euros, net of disposal costs and after price adjustment. This amount corresponds to the gain on disposal recognized in the income statement.

Warranties granted to the acquirer, Hutchison 3G Holdings, have expired (See Note 13.2).

Dailymotion takeover

On January 10, 2013, Orange purchased a 51% ownership interest in Dailymotion for a total amount of 61 million euros, increasing its stake in Dailymotion to 100%.

Goodwill has been recognized for 69 million euros, after allocating the purchase price to the assets acquired (mainly technical platform) and liabilities assumed.

Disposal of Sonaecom

Orange disposed its whole stake in Sonaecom (20%) for 105 million euros, which payment was received on August 15, 2014. This disposal had no effect on the income statement.

Accounting policies

Changes in scope of consolidation

Entities are fully consolidated if the Group has all the following:

-   power over the investee; and

-   exposure, or rights, to variable returns from its involvement with the investee; and

-   the ability to use its power over the investee to affect the amount of the investor’s returns.

When assessing control, IFRS 10 requires judgment and continuous assessment.

Clarifications when the ownership interest does not imply a rebuttable presumption are provided in Note 16 (which lists main consolidated entities).

Joint ventures and companies over which the Group exercises significant influence (generally corresponding to an ownership interest of 20% to 50%) are accounted for using the equity method.

When assessing the level of control or significant influence exercised over a subsidiary or associate, the existence and effect of any exercisable or convertible potential voting rights at the reporting period ending date is taken into account.

Material intragroup transactions and balances are eliminated.

Takeovers (business combinations)

Business combinations are accounted for applying the acquisition method:

-   the acquisition cost is measured at the acquisition date at the fair value of the consideration transferred, including all contingent consideration. Subsequent changes in contingent consideration are accounted for either through profit or loss or through other comprehensive income in accordance with the applicable standards;

-   goodwill is the difference between the consideration transferred and the fair value of the identifiable assets and liabilities assumed at the acquisition date and is recognized as an asset in the statement of financial position. Considering the Group’s activity, the fair values of the identifiable assets generally relate principally to licenses, to contractual customers’ relationships and to trademarks (which cannot be recognized as an asset when internally developed), generating induced deferred taxes. When the fair value of assets cannot be observed, the Group applies commonly adopted methods, such as methods based on revenues or costs (for example, the “Greenfield” method is applied for the valuation of licenses, and the method “Relief from Royalty” is applied for the valuation of trademarks).

ORANGE / 2015 REGISTRATION DOCUMENT - 112

For each business combination with ownership interest below 100%, non-controlling interests are measured:

-   either at fair value: in this case, goodwill relating to non-controlling interests is recognized; or

-   at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets: in this case, goodwill is only recognized for the share acquired.

Acquisition-related costs are directly recognized in operating income in the period in which they are incurred.

When a business combination is achieved in stages, the previously held equity interest is remeasured at fair value at the acquisition date through operating income. The attributable other comprehensive income, if any, is fully reclassified in operating income.

Loss of control with residual equity interest

Loss of control while retaining a residual equity interest is analyzed as a swap of assets, i.e. a disposal of a controlling interest in exchange for an acquisition of a non-controlling interest. Hence, the following occurs at the date when control is lost:

-   the recognition of a gain or loss on disposal which comprises:

-    a gain or loss resulting from the ownership interest disposed, and

-    a gain or loss resulting from the remeasurement at fair value of the ownership interest retained in the entity;

-   the reclassification in profit or loss of all related other comprehensive income balances.

Internal transfer of consolidated entities

IFRSs do not address the accounting treatment for the transfer of consolidated shares within the Group resulting in changes in ownership interest. The Group applies the following accounting policy:

-   the transferred shares are carried at historical cost and the gain or loss on the transfer is fully eliminated in the acquirer’s accounts;

-   the non-controlling interests are adjusted to reflect the change in their share in the equity against Group retained earnings, with no impact on profit and loss and equity.

Assets held for sale

The Group qualifies an asset or group of assets as “held for sale” when:

-   the management is committed to a plan to sell;

-   the asset is available for immediate sale as it states (with the exception of suspensive conditions usual in such disposals); and

-   the sale is highly probable, within 12 months.

Therefore, when the Group is committed to a plan to sell involving the loss of control or significant influence, it classifies all of the assets and liabilities of the subsidiary concerned under a separate line “Assets/Liabilities related to assets held for sale” (at the bottom of the statement of financial position), at a value corresponding to the lower of the carrying amount and the fair value less disposal costs.

Besides, when the asset or group of assets held for sale represent a major line of business, its contribution to the income statement is presented separately (below the “consolidated net income after tax of continuing operations”), as well as its contribution to the “consolidated statement of cash flows”.

ORANGE / 2015 REGISTRATION DOCUMENT - 113

Note 3   Sales

3.1 Revenues

Revenues (excluding Enterprise and International Carriers & Shared Services), presented in the segment information, combine the following product lines:

- mobile services: including revenues generated by incoming and outgoing calls (voice, SMS and data) network access fees, value-added services, Machine to Machine, roaming revenues from customers of other networks (roaming), revenues from mobile virtual network operators (MVNO) and from network sharing;

- mobile equipment sales: including revenues from the sale of mobile devices include subsidized and unsubsidized sales, excluding sales of accessories;

- fixed services: including revenues from traditional fixed-line telephony, fixed broadband services, networks and solutions (except the France operating segment for which networks and solutions are included in the Enterprise operating segment), and revenues from carrier services (national and international interconnections, unbundling and wholesale sales of telephone lines);

- other revenues: including revenues from the sale and rental of fixed-line equipment, sales of mobile accessories and other miscellaneous revenues.

Enterprise operating segment product lines correspond to the following activities:

- voice services: voice services include historical voice services (PSTN access), and VoIP products (VoIP), the audio conferencing services, as well as incoming traffic for call centers;

- data services: data services include historical data solutions that Orange Business Services continues to offer (Frame Relay, Transrel, leased lines, low flow), those who have reached a certain maturity such as IP-VPN and broadband infrastructure products such as access via satellite or fiber optics. Data services also include broadcasting and Business Everywhere mobile offers;

- IT & integration services: integration services and information technologies include communication services and unified collaboration services (LAN and telephony, consulting, integration, project management), hosting and infrastructure services (including Cloud Computing), application services (management of customer relationships and other application services), security services, video conferencing offers and sales of equipment related to the products and services above.

Revenues from the International Carriers & Shared Services operating segment cover:

- the roll-out of the international and long-distance network, installation and maintenance of submarine cables, and sales and services to international carriers;

- shared services including support and cross-divisional functions spanning the entire Group, Sofrecom and its subsidiaries, the operations in Content and Audience and the Orange brand. For the most part, shared services are rebilled to other operating segments through brand royalties, Group services fees and special case-by-case rebilling.

The changes in revenues from one financial year to the next are presented in the table below:

(in millions of euros)
Revenue as of December 31, 2012	43,515
Business related variations	(1,949)
Changes in the scope of consolidation (1)	(229)
Translation adjustment	(356)
Revenue as of December 31, 2013	40,981
Business related variations	(1,024)
Changes in the scope of consolidation (2)	(413)
Translation adjustment	(99)
Revenue as of December 31, 2014	39,445
Business related variations	(47)
Changes in the scope of consolidation (3)	409
Translation adjustment	429
Revenue as of December 31, 2015	40,236

(1) Mainly includes the effects of the Orange Suisse disposal in 2012.

(2) Mainly includes the effects of the Orange Dominicana disposal in 2014.

(3) Mainly includes the effects of Jazztel acquisition for 480 millions of euros in 2015.

ORANGE / 2015 REGISTRATION DOCUMENT - 114

Accounting policies

Revenue from the Group’s activities is recognized and presented as follows:

Separable components of bundled offers: numerous service offers on the Group’s main markets include two components: an equipment component (e.g. a mobile handset) and a service component (e.g. a talk plan).

Hence, for bundled offers including a handset sold at a discounted price and a telecommunication service, revenue recognized for the handset sale is limited to the amount of the arrangement that is not contingent upon the rendering of telecommunication services, i.e. the amount paid by the customer for the handset: this amount is usually the amount paid at the delivery, or the discounted amounts paid over a one or two-year period with respect to the offers paid by instalments which have been more recently placed on the market.

For offers that cannot be separated into identifiable components, revenues are recognized in full over the life of the contract. The main example is connection to the service: this is not a separately identifiable transaction from the subscription and communications, and connection fees are therefore recognized over the average expected life of the contractual relationship.

Where separable, revenue from equipment sales is recognized when the significant risks and rewards of ownership are transferred to the buyer. For instance, the provision of an Internet box does not constitute a separable component from the Internet access service.

When equipment - associated with the subscription of telecommunication services - is sold by a third-party retailer who purchases it from the Group and receives a Commission for signing up the customer, the related revenue is:

-   recognized when the equipment is sold to the end-customer;

-   assessed by the Group taking into account the best estimate of the retail price and any subsidies granted to the retailer at the time of the sale and passed on to the end-customer in the form of a rebate on the equipment.

Equipment for which a right of use is granted is analyzed in accordance with IFRIC 4 in order to determine whether IAS 17 is applicable. Equipment lease revenue is recognized on a straight-line basis over the life of the lease agreement, except in the case of finance leases which are accounted for as sales on credit.

Service revenue: with regards to the mass market and the corporate market, revenue from telephone service and Internet access is recognized on a straight-line basis over the subscription period and revenue from charges for incoming and outgoing telephone calls, international roaming or data exchange invoiced to the customers is recognized when the service is rendered. The Group offers customized solutions, in particular to its business customers: management of the telecommunication network, access, voice and data transmission and migration. The contingent commercial discounts granted under these arrangements are recorded as a deduction from revenue based on the specific terms of each arrangement. Migration costs incurred by the Group under these arrangements are expensed when incurred except when the arrangements include an early termination penalty clause.

With regards to the operators, wholesale connection subscriptions are recognized on a prorata basis as this represents the best estimate of the consumption of the service while wholesale voice or data transfers (ending on the Orange national network or carried through the Orange international network) are recognized when the service is rendered. Between the major international transit carriers, transfers of minute are invoiced and recorded gross (and often settled on a net basis) and transfers of data are not charged (free peering). Over-The-Top service providers (OTT) (like Google, Apple, Microsoft, etc.) are not charged for the data they send (free peering and net neutrality) and hence no revenue is recognized.

Revenue from the sale of transmission capacity on terrestrial and submarine cables as well as the one from local loop unbundling is recognized on a straight-line basis over the life of the contract.

The gross or net accounting for revenue sharing arrangements and supply of content depends on the analysis of the facts and circumstances surrounding each transaction. Thus, revenue is recognized on a net basis when the provider is responsible for supplying the content provided to the end-customer and for setting the price. This principle is applied notably for revenue-sharing arrangements (special numbers, etc.) and for revenues from the sale or supply of content (audio, video, games, etc.) through the Group’s various communications systems (mobile, PC, TV, fixed line, etc.).

The Group’s commercial arrangements incorporate service level commitments (delivery time, service reinstatement time). These service level agreements cover commitments provided by the Group under the order, delivery, and after sales services process. If the Group fails to comply with one of these commitments, then it pays compensation to the end-customer, which is usually a tariff reduction deducted from revenue. Such penalties are recorded when it is likely that they will be paid.

Revenue is stated net of discounts. With respect to certain commercial offers where customers are offered a free service over a certain period in exchange for signing up for a fixed period (time-based incentives), the total revenue generated under the contract may be spread over the fixed non-cancellable period.

Loyalty points awarded to customers are considered as a separable component to be delivered in the transaction that triggered the acquisition of points. Part of the invoiced revenue is allocated to these points based on their fair value taking into account an estimated utilization rate, and deferred until the date on which the points are definitively converted into benefits. Fair value is defined as the excess price over the sales incentive that would be granted to any new customer. This principle is applied for both types of loyalty programs that exist within the Group, those with and those without a contractual renewal obligation.

The public-to-private service concession arrangements are accounted for in accordance with IFRIC 12. Revenue is recognized under the percentage of completion method in accordance with IAS 11 during the construction period and in accordance with IAS 18 during the operating and maintenance period. The Group has a right to receive a consideration from either the public entity or the users of the public service in exchange for its operator’s activities. This right is accounted for as:

-   an intangible asset, if the Group has a right to charge users of the public service. This asset is measured at the infrastructure fair value and depreciated over the arrangement period;

-   a financial asset, if the Group has an unconditional right to receive payments from the public entity. This asset is measured at the infrastructure fair value and accounted for using the amortized cost.

ORANGE / 2015 REGISTRATION DOCUMENT - 115

3.2 Other operating income

Other operating income includes late-payment fees on trade receivables, proceeds from trade receivables that have been written off, income from universal service, income relating to line damages, penalties and reimbursements received as well as brand fees invoiced to several unconsolidated entities.

3.3 Trade receivables

As at December 31, 2014, Orange was committed to a securitization program for trade receivables in France. As Orange retains the risks related to the trade receivables subject to the program, and in particular the credit risk, the conditions for derecognition were not met. Accordingly, these receivables and the external liabilities of the securitization vehicle remain in the statement of financial position.

In 2015, Orange terminated the sale of receivables to securitization mutual funds. Those securitization mutual funds were subsequently liquidated.

(in millions of euros)	2015
Net book value of trade receivables in the opening balance	4,612
Business related variations	59
Changes in the scope of consolidation (1)	189
Translation adjustment	21
Reclassifications and other items	(5)
Net book value of trade receivables in the closing balance	4,876

(1) Mainly Jazztel.

Following the commercialization to its clients of tariff offers to buy devices with payment by instalments over 24 months, in 2015 Orange Espagne implemented a sale without recourse program for the related receivables. Those receivables are derecognized from the balance sheet. The trade receivables sold as at December 31, 2015 generated an early receipt of approximately 100 million euros.

(in millions of euros)	December 31, 2015	December 31, 2014	December 31, 2013
Trade receivables depreciated according to their age	920	967	914
Trade receivables depreciated according to other criteria	466	384	451
Net trade receivables past due	1,386	1,351	1,365
Not past due	3,490	3,261	2,995
Net trade receivables	4,876	4,612	4,360
o/w short-term trade receivables	4,773	4,450	4,267
o/w long-term trade receivables (1)	103	162	93

(1) Include receivables from sales of handset with payment on instalments (see Accounting policies) that are payable in more than 12 months.

The following table provides an aging balance of the net trade receivables which are past due and depreciated according to their age:

(in millions of euros)	December 31, 2015	December 31, 2014	December 31, 2013
Past due - under 180 days	585	696	634
Past due - 180 to 360 days	169	117	128
Past due - over 360 days (1)	166	154	152
Total net trade receivables past due and depreciated according to their age	920	967	914

(1) Mainly include receivables from government departments, local authorities and telecommunications operators.

ORANGE / 2015 REGISTRATION DOCUMENT - 116

The table below provides an analysis of the change in provision for trade receivables in the statement of financial position:

(in millions of euros)	2015	2014	2013
Allowances on trade receivables - Opening balance	(661)	(785)	(748)
Net addition with impact on income statement	(279)	(269)	(312)
Losses on trade receivables	390	310	270
Translation adjustment (1)	(270)	83	(3)
Reclassification to assets held for sale (2)	-	-	8
Allowances on trade receivables - Closing balance	(820)	(661)	(785)

(1) Mainly Jazztel and Médi Telecom in 2015.

(2) Orange Dominicana in 2013.

Accounting policies

The trade receivables are mainly short-term with no stated interest rate and are measured at original invoice amount. Those receivables which include deferred payment terms over 12 or 24 months for the benefit of customers who purchase handsets are discounted and classified as current items.

Impairment of trade receivables is based on two methods:

-   a statistical method: it is based on historical losses and leads to a separate impairment rate for each ageing balance category. This analysis is performed over a homogenous group of receivables with similar credit characteristics because they belong to a customer category (mass-market, small offices and home offices);

-   a stand-alone method: the assessment of impairment probability and its amount are based on a set of relevant factors (ageing of late payment, other balances with the counterpart, rating from independent agencies, geographical area). This method is used for carriers and operators (domestic and international), local, regional and national authorities and for large accounts of Enterprise Communication Services.

Impairment losses identified for a group of receivables represent the step preceding impairment identification for individual receivables. When information is available (clients in bankruptcy or subject to equivalent judicial proceedings), these receivables are then excluded from the statistical database and individually impaired.

The trade receivables may be part of securitization programs. When they are sold to consolidated security funds, they are still recognized in the statement of financial position. Other sales to financial institutions may lead to receivables derecognition.

3.4 Deferred income

(in millions of euros)	December 31, 2015	December 31, 2014	December 31, 2013
Prepaid cards	310	309	339
Service access fees	664	670	721
Loyalty programs	76	71	91
Other deferred revenue (1)	987	868	793
Other deferred operating income	99	38	30
Total	2,136	1,956	1,974

(1) Mainly includes subscription fees.

ORANGE / 2015 REGISTRATION DOCUMENT - 117

3.5 Other assets

(in millions of euros)	December 31, 2015	December 31, 2014	December 31, 2013
Advances and downpayments	85	92	87
Submarine cable consortiums	410	243	263
Security deposits paid	57	54	51
Other	516	364	434
Total	1,068	753	835
o/w other non-current assets	85	76	66
o/w other current assets	983	677	769

Other assets relating to “Submarine cable consortiums” are receivables from submarine cable consortium members when Orange is in charge of centralizing the payments to the equipment suppliers that build and manage these cables. These receivables are offset by the liabilities of the same amount (see Note 4.6). The increase of the other assets “Submarine cable consortiums” between 2014 et 2015 is due to the beginning of the second deployment phase of the ACE (Africa Coast to Europe) submarine cable during the 3rd quarter of 2015.

3.6 Transactions with related parties

Telecommunications services provided to French governmental authorities, as well as its various local and regional authorities, are provided in the context of competitive processes led by each authority and individualized by nature of services.

Note 4   Purchases and other expenses

4.1 External purchases

(in millions of euros)	2015	2014	2013
Commercial expenses and content rights	(6,549)	(6,499)	(6,391)
o/w costs of terminals and other equipment sold	(3,920)	(3,840)	(3,509)
o/w advertising, promotional, sponsoring and rebranding costs	(850)	(840)	(952)
Service fees and inter-operator costs	(5,228)	(4,743)	(4,934)
Other network expenses, IT expenses	(2,871)	(2,830)	(2,883)
Other external purchases	(3,049)	(3,179)	(3,757)
o/w rental expenses	(1,163)	(1,157)	(1,221)
Total	(17,697)	(17,251)	(17,965)

Accounting policies

Firm purchase commitments are disclosed as unrecognized contractual commitments.

Subscriber acquisition and retention costs, other than loyalty programs costs, are recognized as an expense in the period in which they are incurred, that is to say on acquisition or renewal. In some cases, contractual clauses with retailers provide for a profit-sharing based on the recognized and paid revenue: the profit-sharing amount is expensed when the revenue is recognized.

Advertising, promotion, sponsoring, communication and brand marketing costs are expensed as incurred.

Onerous supplier contracts

During the course of a contract, when the economic circumstances that prevailed at inception change, some commitments towards the suppliers may become onerous, i.e. the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it: this may be the case with leases that include surplus space following space release due to technological or staffing changes. The onerous criteria are accounted for when the entity implements a detailed plan to reduce its commitments.

ORANGE / 2015 REGISTRATION DOCUMENT - 118

4.2 Other operating expense

In addition to allowances and losses on trade receivables (see Note 3.3), other operating expenses include expenses related to litigations subject to provisions or immediate payment. At December 31, 2015, other operating expenses include in particular costs related to litigations in France of which a fine of 350 million euros on the Enterprise market as well as the effects of the asset portfolio restructuring.

In 2014, other operating expenses include the payment of the litigation costs according to the memorandum of understanding signed in March 2014 with Bouygues Télécom for ending several litigations.

4.3 Restructuring

(in millions of euros)	2015	2014	2013
Restructuring costs related to staff (1)	(113)	(74)	(109)
Lease property (2)	41	(314)	(29)
Distribution channels (3)	(98)	(40)	(103)
Contents (4)	(3)	(11)	(87)
Other restructuring costs	(25)	(30)	(15)
Total	(198)	(469)	(343)

(1) Mainly departure plans announced by Orange Polska in 2015, Orange Business Services in 2014 and Orange Polska in 2013.

(2) Essentially related to vacant leases in France.

(3) Concerns the end of the relationship with some indirect distributors in France.

(4) Onerous contracts in France.

Some restructuring costs are directly recorded as expense and are not included in the movements of provisions:

(in millions of euros)	2015	2014	2013
Restructuring provision - opening balance	498	312	153
Additions with impact on income statement	122	349	253
Reversals releases with impact on income statement	(60)	(7)	(4)
Discounting with impact on income statement	-	1	-
Utilizations without impact on income statement	(147)	(157)	(89)
Changes in consolidation scope, reclassifications and translation adjustments	1	-	(1)
Restructuring provision - closing balance	414	498	312
o/w non-current provisions	225	336	155
o/w current provisions	189	162	157

Accounting policies

Provisions for restructuring costs are recognized only when the restructuring has been announced and the Group has drawn up or started to implement a detailed formal plan prior to the end of the reporting period.

4.4 Broadcasting rights and equipment inventories

(in millions of euros)	December 31, 2015	December 31, 2014	December 31, 2013
Handset inventories	554	511	485
Other products/services sold	26	21	21
Available broadcasting rights	50	42	43
Other supplies	185	179	134
Gross value	815	753	683
Depreciation	(52)	(44)	(46)
Provision	763	709	637

Handset inventories include inventories treated as consignment with distributors which are qualified, for accounting purposes, as agents in the sales of handsets bought from the Group (70 million euros in 2015).

Accounting policies

Network maintenance equipment and equipment to be sold to customers are stated at the lower of cost or net realizable value, taking into account expected revenues from the sale of packages comprising a mobile handset and a subscription. The cost corresponds to the purchase or production cost determined by the weighted average cost method.

Film or sports broadcasting rights are recognized in the statement of financial position when they are available for exhibition and expensed when broadcast.

ORANGE / 2015 REGISTRATION DOCUMENT - 119

4.5 Prepaid expenses

(in millions of euros)	December 31, 2015	December 31, 2014	December 31, 2013
Prepaid rentals and external purchases	463	368	342
Other prepaid operating expenses	32	24	35
Total	495	392	377

4.6 Trade payables

(in millions of euros)	2015
Trade payables in the opening balance	5,775
Business related variations	86
Changes in the scope of consolidation (1)	272
Translation adjustment	29
Reclassifications and other items	65
Trade payables in the closing balance	6,227

(1) Mainly Jazztel and Médi Telecom.

The supplier payment terms are mutually agreed between the suppliers and Orange in accordance with the rules inforce. Since the end of 2014, some of the key suppliers and Orange SA agreed to extend, for Orange, the term payment up to 6 months for some invoices. In 2015, this program generated, for Orange, an improvement of the working capital, including the purchase of fixed assets, of approximately 300 million euros.

Accounting policies

These liabilities, resulting from trading transactions and settled in the normal operating cycle, are classified as current items, including those that have been financed by the supplier (with or without notification of transfer to financial institutions) when their terms are consistent with market practices which may be up to 6 months in the case of extended term offer, proposed by the supplier under direct of reverse factoring. Current interest-free payables are booked at their nominal value and interest bearing payables are carried at amortized cost.

4.7 Other liabilities

(in millions of euros)	December 31, 2015	December 31, 2014	December 31, 2013
Provisions for litigations	528	491	414
Cable network access fees	285	331	377
Submarine cable consortium (1)	410	243	263
Security deposit received	232	219	219
Other (2)	1,032	687	711
Total	2,487	1,971	1,984
o/w other non-current liabilities	792	677	696
o/w other current liabilities	1,695	1,294	1,288

(1) See Note 3.5.

(2) Included, in 2015, amend for the Enterprises Market litigation for 350 million euros payed in 2016.

(in millions of euros)	2015	2014	2013
Provisions for litigations - opening balance	491	414	487
Additions with impact on income statement	478	194	95
Reversals with impact on income statement	(56)	(19)	(100)
Discounting with impact on income statement	4	4	4
Utilizations without impact on income statement (1)	(402)	(68)	(68)
Changes in consolidation scope, reclassifications and translation adjustments	13	(34)	(4)
Provisions for litigations - closing balance	528	491	414
o/w non-current provisions	85	61	71
o/w current provisions	443	430	343

(1) Included, in 2015, amend for the Enterprises Market litigation for 350 million euros reclassified in debts to be paid.

Payments related to certain litigations are directly recorded in other operating expenses (see Note 4.2).

The Group’s main litigations are described in Note 14.

ORANGE / 2015 REGISTRATION DOCUMENT - 120

Accounting policies

Litigation

In the ordinary course of business, the Group is involved in a number of legal and arbitration proceedings and administrative actions described in Note 14.

The costs which may result from these proceedings are accrued at the reporting date when the Group has a present obligation towards a third party and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount of that liability can be quantified or estimated within a reasonable range. The amount of provision recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk. Where appropriate, litigation cases may be analyzed as contingent liabilities which correspond to:

-   possible obligations that are not recognized because their existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the Group’s control; or

-   present obligations arising from past events that are not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or because the amount of the obligation cannot be measured with sufficient reliability.

4.8 Transactions with related parties

The transactions with Related Parties are not material and are carried out in the ordinary course of business on an arm’s length basis.

Note 5   Employee benefits

5.1 Labor expenses

(in millions of euros)	Note	2015	2014	2013
Wages and employee benefit expenses		(8,826)	(8,797)	(8,854)
o/w wages and salaries		(6,164)	(6,184)	(6,326)
o/w social security charges (1)		(2,191)	(2,241)	(2,317)
o/w French part-time for seniors plans	5.2	(455)	(358)	(127)
o/w capitalized costs (2)		792	770	665
o/w other labor expenses (3)		(808)	(784)	(749)
Employee profit sharing		(197)	(191)	(157)
Share-based compensation	5.3	(9)	(78)	(8)
Total		(9,032)	(9,066)	(9,019)

(1) Net of 104 million euros for competitiveness and employment tax credit for 2015 in France (110 million euros at December 31, 2014 and 79 million euros at December 31, 2013).

(2) Capitalized costs correspond to labor expenses included in the cost of assets produced by the Group.

(3) Other labor expenses comprise other short-term allowances and benefits and payroll taxes.

5.2 Employee benefits

(in millions of euros)	December 31, 2015	December 31, 2014	December 31, 2013
Post-employment benefits	936	984	835
Other long-term benefits	2,693	2,567	2,384
o/w French part-time for seniors plans	2,056	2,002	1,939
Provision for employment termination benefits	1	1	2
Other employee-related payables and payroll taxes due	1,668	1,629	1,668
Provision for social risks and litigations	58	42	44
Total	5,356	5,223	4,933
o/w non-current employee benefits	3,142	3,239	2,924
o/w current employee benefits	2,214	1,984	2,009
ORANGE / 2015 REGISTRATION DOCUMENT - 121

Benefits to be paid are estimated based on headcounts as at December 31, 2015, including rights not acquired at December 31, 2015, but for which it is assumed they will be acquired by the year 2040 approximately:

	Schedule of benefits to be paid, undiscounted
(in millions of euros)	2016	2017	2018	2019	2020	2021 and beyond
Post-employment benefits	47	44	47	49	51	2,717
Other long-term benefits (1)	507	585	586	475	263	192
o/w French part-time for seniors plans	453	523	523	397	192	78
Total	554	629	633	524	314	2,909

(1) Provisions for time saving account and long-term leave and long-term sick leave not included.

Types of post-employment benefits and other long-term benefits

Depending on the laws and practices in force in the countries where it operates, the Group has obligations in terms of employee benefits, among other post-employment benefits:

- Civil servant’s pension plans in France: civil servants employed by Orange SA are covered by the government sponsored civil and military pension plans, Orange SA’s obligation under these plans is limited to the payment of annual contributions (Act no. 96-660 dated July 26, 1996). Consequently, Orange SA has no obligation to fund future deficits of the pension plans covering its own civil servant employees or any other civil service plans.

- Retirement bonuses and other similar benefits: under the laws of some countries or contractual agreements, employees are entitled to certain lump-sum payments or bonuses either on retirement or subsequent to retirement, depending on their years of service and end of career salary.

- Benefits granted to retirees other than pensions: the Group offers retired employees certain benefits such as free telephone lines or subsidized access to collective catering.

Expense recognized under the terms of defined contribution plans amounted to 980 million euros in 2015, 1,035 million euros in 2014 and 1,072 million euros in 2013. These amounts include the annual contributions for civil servants employed by Orange SA.

Other long-term benefits may be granted such as seniority awards, long-term compensated absences and French part-time for seniors plans (TPS).

As part of renegotiations of intergenerational plans, the 2012 “part-time for seniors plan” was extended for a duration of one year. The “part-time for seniors plans” (2009, 2012 and 2015) are accessible to civil servants and employees under private contract from the French entities who are eligible for full retirement benefits within 3 to 5 years and who have at least 15 years’ service within the Group. Eligible employees are those who will retire by 2021.

It gives employees the opportunity to work 50% or 60% of a full-time job whilst receiving:

- a base salary amounting to 80% of a full-time employment;

- the retirement benefits of full-time employment (both the company’s and the employee’s contributions);

- a minimum salary.

These plans last for a period of at least 18 months and no longer than 5 years.

The beneficiaries may decide to invest part of their base salary (5%, 10% or 15%) in a Time Savings Account (CET), with an additional Group contribution. The CET allows for a reduction in the amount of time worked.

The number of employees, who participate in the French part-time for seniors plans or will join them, is estimated at 21,000.

Key assumptions used to calculate the amount of obligations

The valuation of the obligation of the French part-time for seniors plans is sensitive to estimates of the potentially eligible population and to the sign-up rate for the plans (average estimated to 69%), and the trade-offs that the beneficiaries will ultimately make between the different schemes proposed.

The discount rates used for the euro zone, which accounts for 89% of Orange’s pension and other long-term employee benefit obligations, are as follows:

	December 31, 2015	December 31, 2014	December 31, 2013
Higher than 10 years	2.05% to 2.25%	2.05% to 2.35%	2.95% to 3.20%
Lower than 10 years	0.10% to 1.05% (1)	0.20% to 1.15%	0.35% to 1.90%

(1) 0.10%, 0.25% and 0.50% rates have been used to value the obligation regarding the French part-time for seniors plans (versus 0.20% and 0.35% as at December 31, 2014).

ORANGE / 2015 REGISTRATION DOCUMENT - 122

The discount rates used for euro zone are based on corporate bonds rated AA, with a duration equivalent to obligations’ duration.

The impacts on pension benefit obligations of changes in key assumptions would be as follows:

(in millions of euros)	Rate increase by 50 points	Rate decrease by 50 points
Discount rates (1)	(109)	119
	Rate decrease by 5 points	Rate increase by 5 points
Sign-up rates for French part-time for seniors plans	(77)	77

(1) Includes 24 million euros for the French part-time for seniors plans.

Value of pension benefit obligations and plan assets

	Post-employment benefits
(in millions of euros)	Annuity-based plans	Capital-based plans	Other post-employment benefits	Long-term benefits	2015	2014	2013
Total benefit obligations - opening balance	512	724	89	2,571	3,896	3,589	3,621
Service cost	4	42	(19)	115	142	189	110
Net interest on the defined benefit liability	12	18	2	1	33	47	46
French part-time for seniors plans (1)	-	-	-	54	54	64	(98)
Actuarial losses/(gains) arising from changes of assumptions	2	(44)	3	(2)	(41)	156	(23)
o/w arising from change in discount rate	2	(23)	3	(2)	(20)	159	(15)
Actuarial losses/(gains) arising from experience	1	(10)	(0)	1	(8)	0	16
Benefits paid	(18)	(24)	(3)	(42)	(87)	(105)	(72)
Other	19	0	0	1	20	(44)	(11)
Total benefit obligations - closing balance (a)	532	706	72	2,699	4,009	3,896	3,589
o/w benefit obligations at the end of the year in respect of employee benefit plans that are wholly or partly funded	532	3	-	6	541	519	505
o/w benefit obligations at the end of the year in respect of employee benefit plans that are wholly unfunded	-	703	72	2,693	3,468	3,377	3,084
Weighted average duration of the plans (in years)	17	15	8	2	6	6	7

(1) Including, in 2015, 455 million euros in additional obligations (313 million euros for service cost and 142 million euros for actuarial gains and losses), 5 million euros for discounting cost in financial result and (406) million euros in obligations reversals for benefits paid during the year.

Funded pension plans account for 14% of the Group’s benefit obligations.

	Post-employment benefits
(in millions of euros)	Annuity- based plans	Capital- based plans	Other post-em- ployment benefits	Long- term benefits	2015	2014	2013
Fair value of plan assets - opening balance	341	-	-	4	345	408	389
Net interest on the defined benefit liability	9	-	-	0	9	24	21
(Gains)/Losses arising from experience	4	-	-	0	4	32	19
Employer contributions	24	-	-	2	26	22	6
Benefits paid by the fund	(18)	-	-	-	(18)	(23)	(19)
Other	14	-	-	-	14	(118)	(8)
Fair value of plan assets - closing balance (b)	374	-	-	6	380	345	408
ORANGE / 2015 REGISTRATION DOCUMENT - 123

The pension plan assets are primarily located in the United Kingdom (62%) and France (35%) and are broken down as follows:

Plan assets	December 31,2015	December 31, 2014	December 31, 2013
Equities	39.6%	40.4%	35.2%
Debt securities	48.8%	50.5%	43.2%
Money market assets	2.5%	2.7%	3.3%
Real estate	0.0%	0.0%	17.0%
Other	9.1%	6.4%	1.3%
Total	100%	100%	100%

Employee benefits in the statement of financial position equal to benefit obligations minus fair value of plan assets:

	Post-employment benefits
(in millions of euros)	Annuity- based plans	Capital- based plans	Other post-em-ploymentbenefits	Long-term benefits	2015	2014	2013
Net unfunded status (a) - (b)	158	706	72	2,693	3,629	3,551	3,181
Asset ceiling adjustment	-	-	-	-	-	-	38
Other	-	-	-	-	-	-	-
Employee benefits in the statement of financial position	158	706	72	2,693	3,629	3,551	3,219
o/w current	21	23	3	507	554	442	365
o/w non-current	137	683	69	2,186	3,075	3,109	2,854
	Post-employment benefits
(in millions of euros)	Annuity- based plans	Capital- based plans	Other post-em- ployment benefits	Long- term benefits	2015	2014	2013
Employee benefits - opening balance	171	724	89	2,567	3,551	3,219	3,258
Net period expense	7	60	(17)	575 (1)	625	605	283
Employer contributions	(20)	-	-	(2)	(22)	(20)	(6)
Benefits directly paid by the employer	(3)	(24)	(3)	(447) (2)	(477)	(399)	(297)
Actuarial (gains)/losses generated during the year (3)	(1)	(54)	3	(1)	(53)	135	(23)
Other	4	0	0	1	5	11	4
Employee benefits - closing balance	158	706	72	2,693	3,629	3,551	3,219

(1) Including 460 million euros for the French part-time for seniors plan at December 31, 2015 (378 million euros at December 31, 2014).

(2) Including (406) million euros for the French part-time for seniors plan.

(3) Actuarial gains and losses based on post-employment benefits are recognized in components of other comprehensive income.

Total cumulative components of other comprehensive income at December 31, 2015 amounted to (493) million euros of actuarial losses.

The following table discloses the net period expense of post-employment and other long-term benefits:

	Post-employment benefits
(in millions of euros)	Annuity-based plans	Capital-based plans	Other post-em- ployment benefits	Long- term benefits	2015	2014	2013
Service cost	(4)	(42)	19	(115)	(142)	(189)	(110)
Net interest on the net defined benefit liability (1)	(3)	(18)	(2)	(1)	(24)	(29)	(29)
Actuarial gains/(losses)	-	-	-	1	1	(8)	1
French part-time for seniors plans	-	-	-	(460) (2)	(460)	(378)	(146)
Other	-	-	-	-	-	(1)	1
Total	(7)	(60)	17	(575)	(625)	(605)	(283)

(1) Items included in finance income.

(2) Including (313) million euros for service cost, (5) million euros for discounting and (142) million euros for actuarial losses.

Orange plans to pay 43 million euros for contribution and fundraising during 2016 for its defined benefit plans.

ORANGE / 2015 REGISTRATION DOCUMENT - 124

Accounting policies

Post-employment benefits are granted through:

-   mainly defined contribution plans: the contributions, paid to independent institutions which are in charge of their administrative and financial management, are expensed when service is rendered;

-   defined benefit plans: obligations under these plans are measured based on actuarial assumptions and using the projected unit credit method:

-    their calculation is based on demographics (staff turnover, mortality, etc.) and financial assumptions (salary increase, inflation rate, etc.) defined at the level of each entity concerned,

-    the discount rate is defined by country or geographical area and by reference to market yields on high quality corporate bonds (or government bonds where no active market exists). Its computation is based on external indices commonly used as a reference, such as the Bloomberg AA index for the euro area,

-    actuarial gains and losses on defined benefit plans are fully recorded in other comprehensive income,

-    the Group’s defined benefit plans are generally not financed. In the rare cases where they are, hedging assets are set up by employer and employee contributions which are managed by separate legal entities whose investments are subjected to fluctuations in the financial markets. These entities are generally administrated by joint committees comprising representatives of the Group and of the beneficiaries. Each committee adopts its own investment strategy which is designed to strike the optimum strategies to match assets and liabilities, based on specific studies performed by external experts. It is generally carried out by fund managers selected by the committees and depends on the market opportunities. Assets are measured at fair value, determined by reference to quoted price, since they are mostly invested in listed securities (shares, bonds, mutual funds) and the use of other asset categories is limited.

Other long-term benefits may be granted such as seniority awards, long-term compensated absences and French part-time for seniors plans (TPS). The calculation of the related commitments is based on actuarial assumptions (including demographic, financial and discounting assumptions) similar to those relating to post-employment benefits. The relevant actuarial gains and losses are recognized in profit or loss when they arise.

Termination benefits are subject to provisions (up to the related obligation). For all commitments where termination of employment contracts would trigger payment of an indemnity, actuarial gains and losses are recognized in profit or loss for the period when the assumptions are revised.

ORANGE / 2015 REGISTRATION DOCUMENT - 125

5.3 Share-based payment

At its meeting on March 5, 2014, the Board of Directors approved the implementation of an employee shareholding plan in order to strengthen the Group’s employee shareholding. As a consequence, 16 million shares were sold by the Group at a unit price of 9.69 euros (which represents a discount of 20% to the market reference price). The average fair value of the benefit granted to employees and former employees of the Group was 4.49 euros per share (including the free shares), translating into an expense of 72 million euros in 2014.

The following table summarizes the stock option plans granted to Orange Group employees:

	2015		2014		2013
Stock option plans	Number of options	Weighted average exercise price (in euros)	Number of options	Weighted average exercise price (in euros)	Number of options	Weighted average exercise price (in euros)
Orange SA plan (ex-France Telecom SA 2005/2007)
Options outstanding at the beginning of the year	19,411,187	22.69	19,583,707	22.69	19,893,547	22.68
Canceled, lapsed	(11,028,017)	23.46	(172,520)	22.56	(309,840)	22.59
Options outstanding at the end of the year	8,383,170	21.67	19,411,187	22.69	19,583,707	22.69
Orange SA shares (ex-Wanadoo)
Options outstanding at the beginning of the year	-	-	-	-	1,231,794	16.60
Canceled, lapsed	-	-	-	-	(1,231,794)	16.60
Options outstanding at the end of the year	-	-	-	-	-	-
Orange SA shares (ex-Orange)
Options outstanding at the beginning of the year	15,936	16.66	35,382	15.33	2,829,182	16.62
Canceled, lapsed	(15,936)	16.66	(19,446)	14.24	(2,793,800)	16.64
Options outstanding at the end of the year	-	-	15,936	16.66	35,382	15.33
Orange Polska SA shares
Options outstanding at the beginning of the year (1)	3,026,928	5.05	3,096,230	5.19	3,381,233	5.29
Canceled, lapsed (2)	-	-	(69,302)	5.15	(285,003)	5.14
Options outstanding at the end of the year (3)	3,026,928	5.06	3,026,928	5.05	3,096,230	5.19

(1) Exchange rate used: closing rate at December 31, 2014.

(2) Exchange rate used: average rate for the year.

(3) Exchange rate used: closing rate at December 31, 2015.

	December 31, 2015
Options exercisable at year-end	Number of unexercised and exercisable options at year-end	Weighted average residual vesting period (in months)	Exercise price range
Orange SA shares (ex-France Télécom SA 2005/2007)	8,383,170	17	€21.61 - €23.46
Orange Polska SA shares	3,026,928	21	€5.06

Accounting policies

Share-based payment: the fair value of stock-options and bonus shares is determined by reference to the exercise price, the life of the option, the current price of the underlying shares at the grant date, the expected share price volatility, expected dividends, and the risk-free interest rate over the option’s life. Vesting conditions other than market conditions are not part of the fair value assessment, but are part of the grant assumptions (turnover, probability to reach performance criteria).

The determined amount is recognized in labour expenses on a straight-line basis over the vesting period against:

-   employee benefit liabilities for cash-settled plans, remeasured against profit or loss at each year-end; and

-   equity for equity-settled plans.

ORANGE / 2015 REGISTRATION DOCUMENT - 126

5.4 Executive compensation

The following table shows the compensation disbursed by Orange SA and its controlled companies to persons who were members of Orange SA’s Board of Directors or Executive Committee at any time during the year or at the end of the year.

(in euros)	December 31, 2015	December 31, 2014	December 31, 2013
Short-term benefits excluding employer social security contributions (1)	(10,189,959)	(10,318,413)	(10,365,525)
Termination benefits	-	(2,096,713)	-
Short-term benefits: employer’s social security contributions	(3,191,339)	(3,668,974)	(2,948,130)
Post-employment benefits (2)	(1,667,891)	(1,310,950)	(1,622,168)
Share-based compensation (3)	-	(16,249)	-

(1) Includes all compensation recognized (gross salaries including the variable component, bonuses, attendance fees and benefits in kind, incentive scheme and profit-sharing).

(2) Service cost.

(3) Expense recorded in the income statement in respect of free share award plan, stock option plans and employee shareholding plans.

The total amount of retirement benefits (contractual retirement bonuses and defined benefit supplementary pension plan) provided for in the financial statements as at December 31, 2015 in respect of persons who were members of the Board of Directors or Executive Committee at the end of the year was 17,320,800 euros (15,738,833 euros in 2014 and 11,409,119 euros in 2013).

Executive Committee members’ contracts include a clause providing a contractual termination settlement not exceeding 15 months of their total gross annual compensation (including the contractual termination benefit). It is important to remember that Stéphane Richard has no employment contract and that Gervais Pellissier’s employment contract has been suspended. They will not receive deferred compensation in the event that it would put an end to their mandate.

Note 6   Goodwill

6.1 Impairment of goodwill

(in millions of euros)	2015	2014	2013
Belgium	-	(229)	(408)
Democratic Republic of the Congo	-	-	(89)
Other	-	-	(15)
Total	-	(229)	(512)

As at December 31, 2015

As at December 31, 2015, the impairment tests have not led the Group to recognize any impairment.

As at December 31, 2014

In Belgium, as at June 30, 2014, the goodwill impairment reflected the impact on projected cash flows of increased tax pressure and lower revenues on the enterprises segment. The tested carrying value was brought down to the value in use of long-term assets and working capital at 100% at June 30, 2014 (1.4 billion euros).

As at December 31, 2013

In Belgium, the goodwill impairment reflected the impact at short and medium term of increased competitive pressure (general decline in prices of all market players), of legal reduction of contractual term commitment and of proposals by Mobistar of convergent offers still limited. The carrying value tested was brought down to the value in use of long-term assets and working capital at 100% (1.6 billion euros).

In the Democratic Republic of the Congo, the goodwill impairment reflected a review of development prospects. The carrying value tested of the Democratic Republic of the Congo at 100% after impairment represents less than 0.5% of long-term assets and working capital of the Group.

ORANGE / 2015 REGISTRATION DOCUMENT - 127

6.2 Goodwill

	December 31, 2015			December 31, 2014	December 31, 2013
(in millions of euros)	Gross value	Accumulated impairment losses	Net book value	2014 Net book value	2013 Net book value
France	15,395	(13)	15,382	15,382	15,382
Spain	6,932	(114)	6,818	4,723	4,723
Poland	2,825	(2,056)	769	767	789
Belgium	1,006	(713)	293	293	522
Romania	1,806	(515)	1,291	1,291	1,291
Slovakia	806	-	806	806	806
Other	131	-	131	139	143
Europe	13,506	(3,398)	10,108	8,019	8,274
Egypt	1,308	(1,216)	92	91	82
Ivory Coast	417	(42)	375	375	375
Jordan	289	(57)	232	208	186
Morocco	240	-	240	-	-
Democratic Republic of the Congo	111	(111)	-	-	-
Cameroon	134	-	134	134	134
Other	77	(33)	44	45	44
Africa & Middle East	2,576	(1,459)	1,117	853	821
Entreprise	1,100	(651)	449	447	428
International Carriers & Shared Services	29	(14)	15	83	83
Goodwill of continuing operations	32,606	(5,535)	27,071	24,784	24,988
Goodwill of assets held for sale (1)	-	-	-	-	261
(1) Relates to Orange Dominicana.

(in millions of euros)	Note	2015	2014	2013
Gross Value - opening balance		30,271	30,358	30,837
Acquisitions	2	2,333	16	77
Disposals	2	(69)	(67)	(1)
Translation adjustment		73	93	(288)
Reclassifications and other items (1)		(2)	(131)	(6)
Reclassification to assets held for sale (2)	2	-	2	(261)
Gross Value - closing balance		32,606	30,271	30,358
Accumulated impairment losses - opening balance		(5,487)	(5,370)	(5,064)
Impairment		-	(229)	(512)
Disposals	2	-	64	-
Translation adjustment		(48)	(83)	206
Reclassifications and other items (1)	2	-	131	-
Accumulated impairment losses - closing balance		(5,535)	(5,487)	(5,370)
Net book value of continuing operations		27,071	24,784	24,988

(1) In 2014, loss of control of Telkom Kenya.

(2) Orange Dominicana in 2014 and 2013.

6.3 Key assumptions used to determine recoverable amounts

The key operational assumptions, described in the accounting principle, reflect past experience and expected trends: unforeseen changes have in the past produced a significant effect on the expectations and may continue to do so in the future. In 2015, the assessment which revised up or down certain estimated recoverable amounts has not led the Group to recognize any impairment loss.

- Discount rates and growth rates to perpetuity used to determine the values in use have been revised as follows in 2015:

-  discount rates, which may incorporate a specific premium reflecting a risk assessment for the implementation of certain business plans or country risks, generally recorded a decline; in the particular case of Egypt, a rate of 16.5% has been used for the first year, 14.5% for the following year and 13.0% beyond and for the terminal value, due to the political and economic environment,

-  growth rates to perpetuity were maintained, on the whole, as in the Group’s assessment carried out at the end of 2015, the economic environment is not expected to lead to any change in the long-term outlook of the industry; in the particular case of Egypt, the growth rate to perpetuity of 4.0% is applied considering the expected long-term inflation in the country: 7.0% (IMF forecast for 2020 in October 2015).

ORANGE / 2015 REGISTRATION DOCUMENT - 128

- As at December 31, 2015, the specific random factors that may affect the estimate of recoverable amounts were as follows:

-  in Europe:

- the various potential outcomes of the financial and economic situation, particularly in terms of consumer behavior, demand resulting from governmental and European policy of restoring states’ balances or market interests rates linked to the policies of central banks,

- the tradeoffs to be made by regulatory and competition authorities between reducing prices to consumers and stimulating business investments, or in terms of market concentration,

- the Group’s ability to adjust costs and capital expenditures to potential changes in revenues,

-  in Middle East and North Africa (Jordan, Egypt, Iraq, Tunisia) and other African countries (Mali, Niger, the Democratic Republic of the Congo, Central African Republic), changes in the political situation and the resulting economic impacts.

The parameters used for the determination of recoverable amount of the main consolidated business are set forth below:

December 31, 2015	France	Spain	Poland	Belgium	Romania	Egypt	Enterprise
Basis of recoverable amount	Value in use
Source used	Internal plan
Methodology	Discounted cash flow
Perpetuity growth rate	0.8%	1.5%	1.0%	0.5%	2.3%	4.0%	0.3%
Post-tax discount rate	6.5%	8.0%	8.5%	7.0%	9.0%	16.5%- 13.0%	7.8%
Pre-tax discount rate	9.5%	10.0%	9.9%	10.4%	10.2%	18.6%- 15.1%	12.0%
December 31, 2014
Basis of recoverable amount	Value in use
Source used	Internal plan
Methodology	Discounted cash flow
Perpetuity growth rate	0.8%	1.5%	1.0%	0.5%	2.5%	4.0%	0.3%
Post-tax discount rate	6.5%	8.0%	8.8%	6.5%	10.0%	17.0%- 13.5%	7.8%
Pre-tax discount rate	9.6%	9.9%	10.2%	9.5%	11.2%	19.2%- 15.7%	12.2%
December 31, 2013
Basis of recoverable amount	Value in use
Source used	Internal plan
Methodology	Discounted cash flow
Perpetuity growth rate	0.5%	1.5%	1.0%	0.5%	2.0%	4.0%	0.3%
Post-tax discount rate	7.0%	8.5%	8.8%	7.0%	10.0%	17.5%- 14.0%	8.5%
Pre-tax discount rate	11.0%	11.2%	10.2%	10.0%	11.4%	20.2%- 16.7%	13.6%

The Group’s listed subsidiaries are Orange Polska (Warsaw Stock Exchange), Mobistar (Brussels Stock Exchange), Jordan Telecom (Amman Stock Exchange), ECMS (Cairo Stock Exchange) and Sonatel (Abidjan Stock Exchange). The aggregated share of these subsidiaries, which publish their own regulated information, is less than or equal to 20% of the consolidated revenues, operating income and net income.

6.4 Sensitivity of recoverable amounts

Because of the correlation between operating cash flow and investment capacity, sensitivity of net cash flow is used. Cash flow for the terminal year forming a significant port of the recoverable amount, of which a change of plus or minus 10% is presented in sensitivity analysis.

December 31, 2015	France	Spain	Poland	Belgium	Romania	Egypt	Enterprise
100% margin of the recoverable amount over the carrying value tested	16.1	2.3	0.0	0.4	0.1	0.2	3.5
100% effect on the recoverable amount of:
a variation of 10% in cash flow of terminal year	3.9	1.1	0.5	0.2	0.2	0.2	0.3
a decrease by 1% in perpetuity growth rate	6.4	1.7	0.4	0.2	0.3	0.2	0.4
an increase by 1% in post-tax discount rate	7.2	2.0	0.6	0.3	0.3	0.2	0.5

Cash flow is cash provided by operating activities (excluding interest expense and including tax at a standard rate), after acquisition of property, plant and equipment and intangible assets.

The level of sensitivity presented allows the financial statements users to estimate the impact in their own assessment. The variations higher that the level presented have been observed in the past on cash flow, perpetuity growth rate and discount rate.

The other entities not presented above, for each of them, account for less than 3% of the aggregated recoverable amount of the consolidated entities.

ORANGE / 2015 REGISTRATION DOCUMENT - 129

Accounting policies

Goodwill recognized as an asset in the statement of financial position comprises the excess calculated:

-   either on the basis of the equity interest acquired (and for business combinations after January 1, 2010, no subsequent changes for any additional purchases of non-controlling interests);

-   or on a 100% basis leading to the recognition of goodwill relating to the non-controlling interest (which was the case for the ECMS business combination in Egypt, the share of other shareholders in ECMS goodwill can be ignored today due to its small sum).

Goodwill is not amortized but tested for impairment at least annually or more frequently when there is an indication that it may be impaired. Therefore, the evolution of general economic and financial trends, the different levels of resilience of the telecommunication operators with respect to the decline of local economic environments, the changes in the market capitalization values of telecommunication companies, as well as actual economic performance compared to market expectations represent external indicators that are analyzed by the Group, together with internal performance indicators, in order to assess whether an impairment test should be performed more than once a year.

These tests are performed at the level of each Cash Generating Unit (CGU). De facto, it generally corresponds to the operating segment. This allocation is reviewed if the Group changes the level at which it monitors return on investment for goodwill testing purposes.

To determine whether an impairment loss should be recognized, the carrying value of the assets and liabilities of the CGUs or groups of CGUs is compared to recoverable amount, for which Orange takes mostly the value in use.

Value in use is the present value of the future cash flows expected. Cash flow projections are based on economic and regulatory assumptions, license renewal assumptions and forecast trading conditions drawn up by the Group’s management, as follows:

-   cash flow projections are based on three to five-year business plans and include a tax cash flow calculated as EBIT (operating income) multiplied by the statutory tax rate (excluding deferred tax and unrecognized tax loss carry forward impacts at the date of valuation);

-   post-tax cash flow projections beyond that timeframe may be extrapolated by applying a declining or flat growth rate for the next year (for some CGUs), and then by a growth rate to perpetuity reflecting the expected long-term growth in the market;

-   post-tax cash flows are subject to post-tax discounting, using rates which incorporate a relevant premium reflecting a risk assessment for the implementation of certain business plans or country risks. The value in use derived from these calculations is identical to the one that would derive from discounting pre-tax cash flows at pre-tax discount rates.

The key operating assumptions used to determine the value in use are common across Group’s business sectors. These assumptions include:

-   key revenues assumptions, which reflect market level, penetration rate of the offerings and market share, positioning of the competition’s offerings and their potential impact on market price levels and their transposition to the Group’s offerings bases, regulatory authority decisions on pricing of services to customers and on access and pricing of inter-operators services, technology migration of networks (e.g. extinction of copper local loops), decisions of competition authorities in terms of concentration or regulation of adjacent sectors such as cable;

-   key costs assumptions, on the level of marketing expenses required to renew product lines and keep up with competition, the ability to adjust costs to potential changes in revenues or the effects of natural attrition and committed staff departure plans;

-   key assumptions on the level of capital expenditures, which may be affected by the roll-out of new technologies, by decisions of regulatory authorities relating to licenses and spectrum allocation, deployment of fiber networks, mobile network coverage, sharing of network or obligations to open up networks to competitors.

Tested carrying values include goodwill, intangible assets with indefinite useful life arising from business combinations (except for the Orange trademark which is tested separately, see below) and assets with finite useful life (property, plant and equipment, intangible assets and net working capital, including intragroup balances).

If an entity partially owned by the Group includes goodwill attributable to non-controlling interests, the impairment loss is allocated between the owners of the parent and the non-controlling interests on the same basis as that on which profit or loss is allocated (i.e. ownership interest).

Impairment loss for goodwill is recorded in operating income as a deduction from operating income and is never subsequently reversed.

ORANGE / 2015 REGISTRATION DOCUMENT - 130

Note 7   Other intangible assets and property, plant and equipment

7.1 Depreciation and amortization

In 2015, amortization of intangible assets amounted to 2,062 million euros (see Note 7.3) and depreciation of property, plant and equipment amounted to 4,403 million euros (see Note 7.4).

Accounting policies

Assets are depreciated to expense their cost (generally with no residual value) on a basis that reflects the pattern in which their future economic benefits are expected to be consumed. The straight-line basis is usually applied. The useful lives are reviewed annually and are adjusted if current estimated useful lives differ from previous estimates which can be relevant to the outlook of the implementation of new technologies (for example the replacement of copper local loop by optical fiber): these changes in accounting estimates are recognized prospectively.

Main assets	Depreciation period (average)
Trademarks	Up to 15 years, except for the Orange brand with an indefinite useful life
Subscriber bases	Expected life of the commercial relationship: 3 to 8 years
Mobile network licenses	Grant period from the date when the network is technically ready and the service can be marketed
Indefeasible Rights of Use	Shorter of the expected period of use and the contractual period, of submarine and terrestrial cables generally less than 20 years
Patents	20 years maximum
Software	5 years maximum
Research and development	3 to 5 years
Buildings and leasehold improvements	10 to 30 years
Transmission and other network equipment	5 to 10 years
Copper cables, optical fiber and civil works	10 to 30 years
Computer hardware	3 to 5 years

7.2 Impairment of fixed assets

(in millions of euros)	December 31, 2015	December 31, 2014	December 31, 2013
Armenia	(27)	-	-
Kenya	-	(46)	(58)
Uganda	-	-	(34)
Other	(11)	(13)	(32)
Total	(38)	(59)	(124)

Key assumptions and sources of sensitivity used in the assessment of recoverable amounts of other intangible assets and property, plant and equipment are similar to those used for goodwill (see Note 6.3).

Accounting policies

Given the nature of its assets and businesses, most of the Group’s individual assets do not generate cash flow independent of the cash flows generated by cash-generating units. The recoverable amount is therefore determined on the level of CGU (or CGU group) to which belong the assets, according to a method similar to the one for goodwill.

The Orange trademark has an indefinite useful life and is not amortized but impairment tested at least annually. Its recoverable amount is assessed based on the expected contractual royalties (and included in their business plan) discounted in perpetuity, less the attributable costs to the brand’s owner.

ORANGE / 2015 REGISTRATION DOCUMENT - 131

7.3 Other intangible assets

(in millions of euros)	2015	2014	2013
Net book value of other intangible assets in the opening balance	11,811	11,744	11,818
Acquisitions of other intangible assets	2,771	1,905	1,943
o/w Telecommunications licenses (1) (2)	1,285	475	486
Impact of changes in the scope of consolidation (3)	1,805	(2)	41
Disposals	(9)	(6)	(9)
Depreciation and amortization	(2,062)	(1,910)	(1,878)
Impairment	(20)	(22)	(43)
Translation adjustment	46	74	(170)
Reclassifications and other items	(15)	30	78
Reclassifications to assets held for sale (4)	-	(2)	(36)
Net book value of other intangible assets in the closing balance	14,327	11,811	11,744

(1) Comprise the acquisition in France of two 700 MHz spectrum blocks for 954 million euros in 2015 including frequency spectrum re-farming fees.

(2) Also relates to the acquisitions in 2015 of licences for 114 million euros in Cameroon and for 91 million euros in Jordan, in 2014 the acquisitions of licences for 231 million euros in Romania, for 90 million euros in Poland, for 66 million euros in Slovakia and for 56 million euros in Jordan, in 2013 the acquisitions of licenses for 216 million euros in Romania and for 120 million euros in Belgium.

(3) Mainly relates to Jazztel and Médi Telecom in 2015.

(4) Relates to the sale of Orange Dominicana in 2014 and 2013.

	December 31, 2015				December 31, 2014	December 31, 2013
(in millions of euros)	Gross value	Accumulated depreciation and amortization	Accumulated impairment	Net book value	2014 Net book value	2013 Net book value
Telecommunications licenses	9,456	(3,597)	(17)	5,842	4,578	4,441
Orange brand	3,133	-	-	3,133	3,133	3,133
Other brands	1,144	(110)	(897)	137	66	66
Subscriber bases	5,099	(4,359)	(11)	729	34	102
Software	11,779	(7,949)	(15)	3,815	3,594	3,548
Other intangible assets	1,735	(883)	(181)	671	406	454
Total	32,346	(16,898)	(1,121)	14,327	11,811	11,744
ORANGE / 2015 REGISTRATION DOCUMENT - 132

Informations on telecommunication licenses at December 31, 2015

Orange’s commitments under licenses awarded are disclosed in Note 13.

(in millions of euros)	Gross value	Net book value	Residual useful life (1)
LTE (3 licenses) (2)	2,179	2,008	15.8 and 16.1
UMTS (2 licenses)	914	411	5.7 and 14.4
GSM	276	95	5.5
France	3,369	2,514
LTE (2 licenses)	474	437	14 and 15
UMTS	639	152	4.3
GSM (2 licenses)	336	239	7.7 and 15
Spain	1,449	828
LTE	53	45	12
UMTS (2 licenses)	396	164	2.6 and 7
GSM (2 licenses)	140	76	11.6 and 13.5
Poland	589	285
UMTS	322	163	6.5
GSM (2 licenses)	907	402	6.5
Egypt	1,229	565
LTE	46	44	19.2
UMTS	29	17	16.5
GSM	751	252	15.3
Maroc	826	313
LTE	184	163	13.3
UMTS	61	40	13.3
GSM	292	192	13.3
Romania	537	395
LTE	140	128	17.9
UMTS	149	49	5.3
GSM	77	75	5.2
Belgium	366	252
Other	1,091	690
Total	9,456	5,842

(1) In number of years, as at December 31, 2015.

(2) Comprise the 700 MHz license of which the spectrum will be technology neutral.

Key assumptions and sensitivity of the recoverable amount of Orange brand

Key assumptions and sources of sensitivity used in the assessment of recoverable amount of Orange brand are similar to those used for goodwill of consolidated businesses (see Note 6.3), which affect the sales base and potentially the level of brand fees.

Other assumptions that affect the assessment of the recoverable amount are as follows:

	December 31, 2015	December 31, 2014	December 31, 2013
Basis of recoverable amount	Value in use	Value in use	Value in use
Source used	Internal plan	Internal plan	Internal plan
Methodology	Discounted net fees	Discounted net fees	Discounted net fees
Perpetuity growth rate	1.0%	1.0%	0.5%
Post-tax discount rate	7.5%	7.8%	8.3%
Pre-tax discount rate	9.0%	9.5%	10.3%
ORANGE / 2015 REGISTRATION DOCUMENT - 133
(in billions of euros)	December 31, 2015
Excess at 100% of the recoverable amount over the carrying value tested	2.0
Effect at 100% on the recoverable amount of:
a variation of 10% in cash flows of terminal year	0.4
a decrease by 1% in perpetuity growth rate	0.5
an increase by 1% in post-tax discount rate	0.7

Capitalized expenditure on intangible assets during the year

(in millions of euros)	2015	2014	2013
External purchases	410	404	424
Labor expenses	391	383	337
Total	801	787	761

Accounting policies

Intangible assets consist mainly of acquired trademarks, acquired subscriber bases, telecommunications licenses, software as well as operating rights granted under certain public-to-private service concession arrangements and rights of use of transmission cables.

Intangible assets are initially recognized at acquisition or production cost. The payments indexed to revenue, especially in the provisions for some telecommunications licenses are expensed in relevant periods.

Indefeasible Rights of Use (IRUs) acquired by the Group correspond to the rights to use transmission cable or capacity (mainly submarine cables) granted for a fixed period. IRUs are recognized as assets when the Group has the right to use identified optical fibers or dedicated wavelength bandwidth, and the right duration represents a major part of the economic life of the underlying asset.

The operating rights granted under certain public-to-private service concession arrangements give right to charge users of the public service (see Note 3.1).

7.4 Property, plant and equipment

(in millions of euros)	2015	2014	2013
Net book value of property, plant and equipment in the opening balance	23,314	23,157	23,662
Acquisitions of property, plant and equipment	5,043	4,293	4,269
o/w finance leases	43	87	95
Impact of changes in the scope of consolidation (1)	1,071	14	87
Disposals and retirements	(39)	(30)	(57)
Depreciation and amortization	(4,403)	(4,128)	(4,174)
Impairment	(18)	(37)	(81)
Translation adjustment	63	54	(280)
Reclassifications and other items	92	(4)	(37)
Reclassifications to assets held for sale (2)	-	(5)	(232)
Net book value of property, plant and equipment in the closing balance	25,123	23,314	23,157

(1) Mainly relates to Jazztel and Médi Telecom in 2015.

(2) Relates to Orange Dominicana in 2014 and 2013.

	December 31, 2015				December 31, 2014	December 31, 2013
(in millions of euros)	Gross value	Accumulated depreciation and amortization	Accumulated impairment	Net book value	2014Net book value	2013Net book value
Land and buildings	7,703	(4,676)	(294)	2,733	2,789	2,902
Networks and terminals	79,986	(58,668)	(124)	21,194	19,356	19,012
IT equipment	4,017	(3,219)	(11)	787	741	824
Other property, plant and equipment	1,482	(1,065)	(8)	409	428	419
Total	93,188	(67,628)	(437)	25,123	23,314	23,157
ORANGE / 2015 REGISTRATION DOCUMENT - 134

Accounting policies

Property, plant and equipment mainly comprise network facilities and equipment.

The gross value of tangible assets is made up of their acquisition or production cost which includes study and construction fees as well as enhancement costs that increase the capacity of equipment and facilities. The repair and maintenance costs are expensed as incurred, except where they serve to increase the asset’s productivity or prolong its useful life.

The cost of tangible assets also includes the estimated cost of dismantling, removing and restoring the site occupied due to the obligation incurred by the Group.

The roll-out by stage, especially for network assets, in the Group’s assessment, does not require a substantial period of preparation for the Group. As a consequence the Group generally does not capitalize the interest expenses incurred during the construction and acquisition phase for its property, plant and equipment and intangible assets.

The assets acquired in form of finance lease do not affect the cash flow on acquisition. However the subsequent rental payments during the leasing period represent interest payment (cash flow on operating activities) and capital repayment (cash flow on financing activities).

The majority of the assets held under finance lease are network buildings. The land and buildings hosting radio sites may belong to the Group, or be held through a finance lease, or be available under an operating lease or a simple exchange.

The lease agreements of office buildings and sales points are generally qualified as operating lease and the future lease payments are disclosed as unrecognized contractual commitments in Note 13.

The equipment, very often generic, of which the risks and rewards of ownership have been transferred from the Group to third parties, is considered as sold.

In France, the regulatory framework governing the optical fiber network roll-out (Fiber To The Home - FTTH) organizes the access by commercial operators to the last mile of networks rolled-out by another operator on a co-funding basis (ab initio or a posteriori) or through a line access. The sharing of rights and obligations between co-financing operators is qualified as a joint operation in accordance with IFRS 11: the Group only recognizes as an asset its share of the network assets self-built or purchased to other co-financing operators.

The Group has entered into network sharing arrangements with other wireless operators on a reciprocal basis which may cover passive infrastructure, active equipment or even spectrum. e.g., in Poland, the arrangements with Deutsche Telekom have been qualified as a joint operation: the radio access network infrastructures and related equipment are recognized as fixed assets up to the Group’s share of assets implemented by Orange or Deutsche Telekom in their own geographical area.

In some African countries, the Group has also entered into sharing arrangements with TowerCos (companies operating telecom towers). These TowerCos enable wireless operators, including Orange, to share sites, passive infrastructure and related services (by managing the wireless operators’ sites and/or acquiring or building sites). The unit of account and the specific features of each arrangement lead the Group to generally qualify the existing transactions as a service. The long-term commitments resulting from these arrangements are disclosed as unrecognized contractual commitments (see Note 13).

ORANGE / 2015 REGISTRATION DOCUMENT - 135

Property, plant and equipment held under finance leases

	December 31, 2015	December 31, 2014	December 31, 2013
(in millions of euros)	Net book value	Net book value	Net book value
Land and buildings	457	511	605
Networks and terminals	67	44	37
IT Equipment and other	22	22	47
Total	546	577	689

Capitalized expenditure on tangible assets during the year

(in millions of euros)	2015	2014	2013
External purchases	752	687	664
Labor expenses	401	387	347
Other	-	0	1
Total	1,153	1,074	1,012

7.5 Fixed assets payable

(in millions of euros)	2015
Fixed assets payable in the opening balance	2,355
Business related variations (1)	1,304
Changes in the scope of consolidation	75
Translation adjustment	10
Reclassifications and other items	(12)
Fixed assets payable in the closing balance	3,732
o/w long-term fixed assets payable	1,004
o/w short-term fixed assets payable	2,728

(1) Mainly relates to the 700 MHz license debt in France to be settled from 2016 to 2018 including an amount of 468 million euros in 2016.

Accounting policies

These payables are generated from trading activities. The payment terms can be over several years in case of infrastructure roll-out and license acquisition. The payables due in more than 12 months are presented in non-current items. For payables without specified interest rate, they are measured at nominal value if the interest component is negligible. For interest bearing payables, the measurement is at amortized cost.

Firm purchase commitments are disclosed as unrecognized contractual commitments net of any prepayment which are recognized as prepayment on fixed assets.

7.6 Provision for dismantling

The assets dismantling obligations mainly relate to restoration of mobile telephony antennas sites, dismantling of telephone poles, treatment of electrical and electronic equipment waste and dismantling of telephone booth.

(in millions of euros)	2015	2014	2013
Dismantling provision - opening balance	733	710	709
Provision releases with impact on income statement	(2)	(0)	(1)
Discounting with impact on income statement	12	14	18
Utilizations without impact on income statement	(27)	(27)	(24)
Additions with impact on assets	11	39	12
Changes in consolidation scope, reclassifications and translation adjustments	6	(3)	(1)
Reclassification to assets held for sale (1)	-	-	(3)
Dismantling provisions - closing balance	733	733	710
o/w non-current provisions	715	712	687
o/w current provisions	18	21	23

(1) Relates to Orange Dominicana.

ORANGE / 2015 REGISTRATION DOCUMENT - 136

Accounting policies

The Group is obligated to dismantle technical equipment and restore technical sites.

The provision is based on dismantling costs (on a per-unit basis for telephone poles, terminals and telephone booths, and on a per-site basis for mobile antennae) incurred by the Group to meet its environmental commitments over the asset dismantling and site restorations planning. The provision is assessed on the basis of the identified costs for the current financial year, extrapolated for future years by using the best estimate for the commitment settlement. It is discounted at a risk-free rate. This estimate is revised annually and the provision is consequently adjusted against the relevant asset where appropriate.

Note 8   Taxes

8.1 Operating taxes and levies

8.1.1 Operating taxes and levies in profit or loss

(in millions of euros)	2015	2014	2013
Territorial Economic Contribution, IFER and similar taxes	(841)	(851)	(786)
Spectrum fees	(278)	(297)	(302)
Levies on telecommunication services	(259)	(223)	(190)
Other operating taxes and levies	(405)	(424)	(439)
Total	(1,783)	(1,795)	(1,717)

Although comprising a directly identifiable counterpart, the periodic spectrum fees are presented within the operating taxes and levies as they are set by and paid to the States and Communities.

8.1.2 Operating taxes and levies in the statement of financial position

(in millions of euros)	December 31, 2015	December 31, 2014	December 31, 2013
Value added tax	824	832	854
Other operating taxes and levies	69	58	70
Operating taxes and levies - receivables	893	890	924
Territorial Economic Contribution, IFER and similar taxes	(214)	(220)	(128)
Spectrum fees	(60)	(65)	(53)
Levies on telecommunication services	(99)	(96)	(110)
Value added tax	(545)	(457)	(481)
Other operating taxes and levies	(400)	(450)	(428)
Operating taxes and levies - payables	(1,318)	(1,288)	(1,200)
Operating taxes and levies - net	(425)	(398)	(276)
(in millions of euros)	2015	2014	2013
Net operating taxes and levies - opening balance	(398)	(276)	(282)
Operating taxes and levies recognized in profit or loss	(1,783)	(1,795)	(1,717)
Operating taxes and levies paid	1,749	1,737	1,706
Changes in consolidation scope, reclassification and translation adjustments	7	(64)	10
Reclassification to assets held for sale (1)	-	-	7
Net operating taxes and levies - closing balance	(425)	(398)	(276)

(1) Orange Dominicana in 2013.

ORANGE / 2015 REGISTRATION DOCUMENT - 137

8.2 Income tax

8.2.1 Income tax in profit and loss statement

(in millions of euros)	2015	2014	2013
France tax group	(360)	(745)	(996)
- Current tax	10	(341)	(510)
- Deferred tax	(370)	(404)	(486)
United Kingdom	(4)	(88)	(6)
- Current tax	(66)	(87)	(98)
- Deferred tax	62	(1)	92
Spain	30	(220)	(74)
- Current tax	18	(64)	(74)
- Deferred tax	12	(156)	-
Poland	(8)	(6)	(5)
- Current tax	(19)	(7)	(18)
- Deferred tax	11	1	13
Other subsidiaries	(307)	(514)	(324)
- Current tax	(404)	(512)	(399)
- Deferred tax	97	(2)	75
Total	(649)	(1,573)	(1,405)
- Current tax	(461)	(1,011)	(1,099)
- Deferred tax	(188)	(562)	(306)

France tax group

The current income tax expense mainly relates to income tax of the current year. Since 2012, it has been calculated on the basis of 50% of taxable income due to the restricted utilization of tax loss carryforward.

The corporate tax rate applicable for financial years 2013, 2014 and 2015 is 38% because of the implementation of an exceptional contribution to the income tax. From 2016, the tax rate is reduced to 34.43% due to the removal of this exceptional contribution.

In 2015, the current income tax expense also reflects a gain resulting from the reassessment of an income tax charge recorded in financial years before those reported in these consolidated financial statements.

The deferred tax expense mainly arises from the use of tax loss carryforward.

Deferred taxes are primarily recorded at a tax rate of 34.43%. However, the successive extensions of the 38% tax rate for financial years 2014 and 2015 have led to the recognition of a deferred tax income of 52 million euros in 2013 and 60 million euros in 2014 representing the update of the net deferred tax asset position whose reversal effects were expected in 2014 and in 2015.

In 2014 and 2015, Orange SA was subject to a tax audit for the fiscal years 2010 to 2012. The adjustments resulting from this tax audit have no material effect on the Group’s accounts.

Contentious procedures before the Administrative Court of Appeal of Versailles relating to the 2000-2005 tax audits are still in progress at December 31, 2015. The Court’s decisions should be rendered in 2016. As a reminder, Orange SA had to pay in 2013 the remaining balance on principal and interests for late payment claimed by the Administration for the tax audit 2000-2005 for a total amount of 2,146 million euros.

Furthermore, Orange SA initiated complaint procedures with the Administration in regards of the 5% share of costs and expenses applied in France to dividends received from EU companies. Following the favorable decision of the Court of Justice of the European Union on September 2, 2015 and on the condition that the Administration would respond favorably to these claims, the Group might be able to recognize a deferred tax income of about 200 million euros corresponding to the amounts claimed for the fiscal years 2008 to 2014.

United Kingdom

The current income tax charge primarily reflects the taxation of Orange’s brand activities.

The corporate tax rate was reduced to 23% as from April 1, 2013, then 21% as from April 1, 2014 and to 20% as from April 1, 2015. In addition, according to the 2015 Finance Act enacted on November 18, 2015, the tax rate is lowered to 19% as from April 1, 2017 and to 18% as from April 1, 2020.

As a result of these ongoing reductions in tax rate, the deferred tax mainly reflects the adjustment of the deferred tax liability related to the Orange brand for 62 million euros in 2015 and 94 million euros in 2013.

Spain

The current income tax expense represents the obligation to pay a minimum tax calculated on the basis on 75% of the taxable income due to the restricted utilization of tax losses carried forward.

The corporate tax rate is 28% in 2015 and 30% in 2013 and 2014.

In 2015, the current income tax and the deferred tax essentially reflect the positive effects of tax adjustments related to previous financial years for 19 million euros and 16 million euros.

In 2014, the tax reform included a progressive decrease in tax rate to 28% in 2015 and 25% from 2016. It also maintained the restriction of tax losses carryforward utilization. Nevertheless, the restriction of the use of tax losses carried forward was set to 60% of the taxable income for the fiscal year 2016 and 70% from 2017 (against 25% for 2013 to 2015 fiscal years).

ORANGE / 2015 REGISTRATION DOCUMENT - 138

Therefore, in 2014, the deferred tax expense mainly reflected the reduction of 52 millions euros of the net deferred tax position resulting from the decrease in tax rate and the reduction of 104 million euros of recognized deferred tax assets resulting from the long-term run of the restricted utilization of tax losses carried forward.

Other subsidiaries

In 2014, the current income tax included the income tax charge of 172 million euros paid in relation with the disposal of Orange Dominicana.

Group tax proof

(in millions of euros)	2015	2014	2013
Profit before tax of continuing operations	3,159	2,933	3,583
Statutory tax rate in France	38%	38%	38%
Theoretical income tax	(1,200)	(1,114)	(1,361)
Reconciling items:
Impairment of goodwill	-	(87)	(194)
Share of profits (losses) of associates and joint ventures	(15)	(82)	(81)
Adjustment of prior-year taxes	75	77	(16)
Reassessment of deferred tax assets	44	(181)	(74)
Difference in tax rates (1)	178	224	232
Change in applicable tax rates	87	1	146
Tax effect related to the disposal of Orange Dominicana (2)	-	(102)	-
Other reconciling items (3)	182	(309)	(57)
Effective income tax on continuing operations	(649)	(1,573)	(1,405)
Effective tax rate	20.54%	53.65%	39.22%

(1) The Group is present in juridictions in which tax rates are different from the French tax rate. This mainly includes the United Kingdom (20% in 2015, 21% in 2014 and 23% in 2013), Spain (tax rate of 28% in 2015, 30% in 2013 and 2014) and Poland (tax rate of 19%).

(2) Including the income tax charge paid for 172 million euros partially compensated by the positive effect of the non-taxation (70 million euros) of the sale gain of Orange Dominicana (see Note 2).

(3) Notably include the non-deductible interests in France (respectively an income tax expense of 108, 127 and 81 million euros in 2015, 2014 and 2013).

8.2.2 Corporate income tax on components of other comprehensive income

	2015			2014			2013
(in millions of euros)	Gross amount	Tax	Net amount	Gross amount	Tax	Net amount	Gross amount	Tax	Net amount
Actuarial gains and losses on post-employment benefits	53	(15)	38	(150)	29	(121)	23	(4)	19
Assets available for sale	15	-	15	(26)	-	(26)	8	-	8
Cash flow hedges	538	(187)	351	(273)	96	(177)	(298)	101	(197)
Net investment hedges	-	-	-	(85)	26	(59)	41	(14)	27
Translation adjustments	77	-	77	672	-	672	(453)	-	(453)
Other comprehensive income of associates and joint ventures	(2)	-	(2)	(26)	-	(26)	(42)	-	(42)
Total	681	(202)	479	112	151	263	(721)	83	(638)
ORANGE / 2015 REGISTRATION DOCUMENT - 139

8.2.3 Tax position in the statement of financial position

	December 31, 2015			December 31, 2014			December 31, 2013
(in millions of euros)	Assets	Liabi-lities	Net	Assets	Liabi-lities	Net	Assets	Liabi-lities	Net
France tax group
- Current tax	-	21	(21)	-	335	(335)	-	256	(256)
- Deferred tax (1)	1,566	-	1,566	2,119	-	2,119	2,368	-	2,368
United Kingdom
- Current tax	-	36	(36)	-	42	(42)	-	43	(43)
- Deferred tax (2)	-	555	(555)	-	617	(617)	-	616	(616)
Spain
- Current tax	39	13	26	33	-	33	33	-	33
- Deferred tax (3)	531	77	454	397	86	311	561	94	467
Poland
- Current tax	-	14	(14)	-	13	(13)	-	22	(22)
- Deferred tax	231	-	231	217	-	217	222	-	222
Other subsidiaries
- Current tax	124	350	(226)	99	294	(195)	77	271	(194)
- Deferred tax	102	247	(145)	84	254	(170)	100	244	(144)
Total
- Current tax	163	434	(271)	132	684	(552)	110	592	(482)
- Deferred tax	2,430	879	1,551	2,817	957	1,860	3,251	954	2,297

(1) Mainly include deferred tax assets on employee benefits, financial instruments and tax losses carried forward indefinitely.

(2) Include deferred tax liabilities on the Orange brand.

(3) Mainly include deferred tax assets on tax losses carried forward indefinitely (of which the net deferred tax asset position of 122 million euros resulting from the acquisition of Jazztel on July 1, 2015).

Change in net current tax

(in millions of euros)	2015	2014	2013
Net current tax - opening balance	(552)	(482)	(2,685)
Cash tax payments	727	758	1,141
Payment related to the disposal of Orange Dominicana (1)	-	172	-
Payment related to 2005 tax audit settlement	-	-	2,146
Current income tax expense	(461)	(1,011)	(1,099)
Changes in consolidation scope, reclassification and translation adjustments	15	9	10
Reclassification to assets held for sale (2)	-	2	5
Net current tax - closing balance	(271)	(552)	(482)

(1) Income tax cash paid related to the disposal of Orange Dominicana is presented as “Proceeds from sales of investment securities, net of cash transferred” in the consolidated cash flow presentation.

(2) Orange Dominicana in 2014 and in 2013.

Change in net deferred tax

(in millions of euros)	2015	2014	2013
Net deferred tax - opening balance	1,860	2,297	2,492
Change in income statement	(188)	(562)	(306)
Change in other comprehensive income	(202)	151	83
Changes in consolidation scope, reclassification and translation adjustments (1)	81	(26)	59
Reclassification to assets held for sale (2)	-	-	(31)
Net deferred tax - closing balance	1,551	1,860	2,297

(1) Mainly related to the effects of the takeover in Jazztel and Médi Telecom in 2015 (see Note 2.2).

(2) Orange Dominicana in 2013.

ORANGE / 2015 REGISTRATION DOCUMENT - 140

Deferred tax assets and liabilities by type

	December 31, 2015			December 31, 2014			December 31, 2013
(in millions of euros)	Assets	Liabi-lities	Income state-ment	Assets	Liabi-lities	Income state-ment	Assets	Liabi-lities	Income state-ment
Provisions for employee benefit obligations	1,046	-	26	1,034	-	66	943	-	(12)
Fixed assets	759	1,248	93	937	1,032	(58)	1,153	1,149	157
Tax losses carryforward	4,666	-	(301)	4,471	-	(800)	5,517	-	(349)
Other temporary differences	1,504	1,098	(55)	1,704	1,060	(148)	1,649	955	(39)
Deferred tax	7,975	2,346	(237)	8,146	2,092	(940)	9,262	2,104	(243)
Unrecognized deferred tax assets	(4,078)	-	49	(4,194)	-	378	(4,861)	-	(63)
Netting	(1,467)	(1,467)	-	(1,135)	(1,135)	-	(1,150)	(1,150)	-
Total	2,430	879	(188)	2,817	957	(562)	3,251	954	(306)

At December 31, 2015, tax losses carried forward mainly relate to France, Spain and Belgium.

In France and Spain, tax losses for which deferred tax assets are recognized are expected to be fully utilized by 2018 and 2020 respectively, but could be materially affected by changes in tax rules and changes in business plans.

At December 31, 2015, unrecognized deferred tax assets, mostly including tax losses carried forward, mainly relate to Spain for 1.9 billion euros and Belgium for 1.2 billion euros. Most of the tax loss carryforwards for which no deferred tax was recognized will expire beyond 2020.

Accounting policies

Operating and income taxes are measured by the Group at the amount expected to be paid or recovered from the taxation authorities of each country, based on its interpretation with regard to the application of tax legislation. The Group calculates the tax assets, liabilities and accruals recognized in the statement of financial position based on the technical merits of the positions it defends versus that of the tax authorities.

Deferred taxes are recognized for all temporary differences between the book values of assets and liabilities and their tax basis, as well as for unused tax losses, using the liability method. Deferred tax assets are recognized only when their recovery is considered probable.

A deferred tax liability is recognized for all taxable temporary differences associated with investments in subsidiaries, interests in joint ventures and associates, except to the extent that both of the following conditions are satisfied:

-   the Group is able to control the timing of the reversal of the temporary difference (e.g. the payment of dividends); and

-   it is probable that the temporary difference will not reverse in the foreseeable future.

Accordingly, for fully consolidated companies, a deferred tax liability is only recognized in the amount of the taxes payable on planned dividend distributions by these companies.

Deferred tax assets and liabilities are not discounted.

At each period end, the Group reviews the recoverable amount of the deferred tax assets carried by certain tax entities with significant tax loss carryforwards. The recoverability of the deferred tax assets is assessed in the light of the business plans used for impairment testing. This plan may be adjusted for any tax specificities.

Deferred tax assets arising on these tax losses are not recognized under certain circumstances specific to each company/tax consolidation group concerned, and particularly where:

-   entities cannot assess the probability of the tax loss carryforwards being set off against future taxable profits, due to forecasts horizon and uncertainties as to the economic environment;

-   entities have not yet begun to use the tax loss carryforwards;

-   entities do not expect to use the losses within the timeframe allowed by tax regulations;

-     it is estimated that tax losses are uncertain to be used due to risks of differing interpretations with regard to the application of tax legislation.

ORANGE / 2015 REGISTRATION DOCUMENT - 141

Note 9   Interests in associates and joint ventures

The following table provides the value of the interests in associates and joint ventures:

(in millions of euros) Company	Main activity	Main co-shareholders	December 31, 2015 (% interest)	December 31, 2015	December 31, 2014	December 31, 2013
Total				162	603	6,525
Of which EE (1)	Telecommunications operator in the United Kingdom	Deutsche Telekom (50%)	50%	-	-	5,837
Of which Medi Telecom	Telecommunications operator in Marroco	Groupe Caisse de dépôt et de Gestion (25.5%) Groupe Financecom (25.5%)	49%	-	320	329

(1) Entities jointly controlled.

On December, 31, 2015, the interests in associates and joint ventures include the activities of Orange as operator in various countries of Africa and Middle East, as in Tunisia and in Mauritius.

The change in the interests in associates and joint ventures results mainly from changes in scope of consolidation:

(in millions of euros)	2015	2014	2013
Interests in associates opening balance	603	6,525	7,431
Dividends	(17)	(355)	(308)
o/w EE (1)	-	(336)	(270)
Share of profits (losses)	26	(172)	(73)
o/w EE	-	(135)	(45)
Impairment	(64)	(178)	(186)
Translation adjustment	3	412	(151)
Change in components of other comprehensive income	(2)	(27)	(42)
Change of consolidation scope	(407)	(5,750)	(154)
o/w acquisitions of shares	2	4	14
o/w takeovers (2)	(409)	-	(60)
o/w disposals of investments	-	(29)	(108)
o/w classification as held for sale (3)	0	(5,725)	-
o/w loss of control of Telkom Kenya	-	0	-
Other items	20	148	8
Interests in associates closing balance	162	603	6,525

(1) Reclassification of EE’s dividends as held for sale for (446) millions euros in 2015 (see Note 2).

(2) Including Medi Telecom for (342) million euros (see Note 2) and Clouwatt for (66) million euros in 2015.

(3) Reclassification of Telkom Kenya in 2015 and EE in 2015 and 2014 as held for sale (see Note 2.2).

The unrecognized contractual commitments entered into by the Group relating to the interests in associates and joint ventures are described in Note 13.

The operations performed between the Group and the interests in associates and joint ventures are reflected as follow in Orange’s consolidated statement and income statement:

(in millions of euros)	December 31, 2015	December 31, 2014	December 31, 2013
Assets
Non-current financial assets	0	0	135
Trade receivables	79	89	124
Current financial assets	237	149	(1)
Other current assets	13	17	19
Liabilities
Current liabilities	226	229	216
Trade payables	14	6	42
Other current liabilities	1	58	76
Deferred income	2	0	0
Income statement
Revenues	41	53	66
Other operating income	99	121	136
External purchases and other operating expenses	(87)	(63)	(86)
Finance cost, net	0	16	16
ORANGE / 2015 REGISTRATION DOCUMENT - 142

Accounting policies

Interests in associates and joint ventures

The carrying amount accounted for under equity method corresponds to the initial cost increased to recognize the investor’s share of the profit or loss of the investee subsequent to the acquisition date. If an associate incurs losses and the carrying amount of the investment is reduced to zero, the Group ceases to recognize the additional share of losses since it has no commitment beyond its investment.

An impairment test is performed at least annually and when there is objective evidence of impairment, for instance a decrease in quoted price when the investee is listed, significant financial difficulty of the investee, observable data indicating that there is a measurable decrease in the estimated future cash flows, or information about significant changes having an adverse effect over the investee.

An impairment loss is recorded when the recoverable amount is lower than the carrying amount, the recoverable amount being the higher of the value in use and the fair value less costs to sell. Any impairment is accounted as “Share of profits (losses) of associates and joint ventures”. The unit of account is the whole investment. Impairment losses shall be reversed once the recoverable amount exceeds the carrying amount.

Related parties

Orange group’s related parties are listed below:

-   Group’s key management personnel (see Note 5);

-   the French State, Bpifrance Participations, the central State departments and the associates firms (see Notes 3, 8 and 12);

-   companies that belong to the Group, joint-ventures, joint-operations and firms in which the Group owns a material shareholding.

ORANGE / 2015 REGISTRATION DOCUMENT - 143

Note 10 Financial assets, liabilities and financial results

10.1 Gains and losses related to financial assets and liabilities

The cost of net financial debt consists of gains and losses related to the components of net financial debt (described in Note 10.2) during the period.

Foreign exchange gains and losses related to the components of net debt correspond mainly to the revaluation in euros of bonds denominated in foreign currencies (Note 10.4). In 2015, the foreign exchange loss related to changes in the exchange rate between the transaction date and the closing date is compensated by a foreign exchange gain on hedging derivatives.

Other net financial expenses mainly consist of the effect of discounting of employee benefits and non current payables on telecom licenses.

Finally, other comprehensive income includes the revaluation of available-for-sale assets (Note 10.6) and equity components related to instruments designated as cash flow and net investment hedges (Note 10.11).

Other gains and losses on financial assets and liabilities recorded in operating income are presented in Note 4.

	Finance costs, net						Other compre- hensive income
(in millions of euros)	Cost of gross financial debt	Gains (losses) on assets contributing to net financial debt	Cost of net financial debt	Foreign exchange gains (losses)	Other net financial expenses	Finance costs, net	Reserves
2015
Financial assets	-	39	39	19	34		15
Financial liabilities	(1,715)	-	(1,715)	(1,233)	-		-
Derivatives	118	-	118	1,215	-		538
Discounting expense	-	-	-	-	(60)		-
Total	(1,597)	39	(1,558)	1	(26)	(1,583)	553
2014
Financial assets	-	62	62	50	24		(26)
Financial liabilities (1)	(1,718)	-	(1,718)	(1,162)	-		(81) (2)
Derivatives	65	-	65	1,134	-		(277)
Discounting expense	-	-	-	-	(93)		-
Total	(1,653)	62	(1,591)	22	(69)	(1,638)	(384)
2013
Financial assets	-	59	59	(31)	50		8
Financial liabilities (1)	(1,774)	-	(1,774)	585	-		41 (2)
Derivatives	28	-	28	(572)	-		(297)
Discounting expense	-	-	-	-	(95)		-
Total	(1,746)	59	(1,687)	(18)	(45)	(1,750)	(248)

(1) Including the change in fair value of hedged liabilities.

(2) Bonds recognised as net investment hedge.

ORANGE / 2015 REGISTRATION DOCUMENT - 144

10.2 Net financial debt

Net debt is part of the financial position indicators used by the Group. This aggregate, not defined by IFRS, may not be comparable to similarly entitled indicators used by other companies. This additional information should not be considered as a substitute for an analysis of the Group’s assets and liabilities.

Net financial debt as defined and used by Orange includes only part of the Group’s assets and liabilities. The indicator corresponds to (a) financial liabilities excluding operating payables (translated at the year-end closing rate) including derivative instruments (carried in assets and liabilities), less (b) cash collateral paid, cash, cash equivalents and financial assets at fair value.

Financial instruments designated as cash flow and net investment hedges included in financial debt are set up to hedge, among other, items that are not (future cash flows, net investment in foreign currencies). Effects on the hedge of these items are carried in reserves. As a consequence the “components of equity related to unmatured hedging instruments” are added to gross financial debt (a) to offset this temporary difference.

(in millions of euros)	Note	December 31, 2015	December 31, 2014	December 31, 2013
TDIRA	10.3	1,198	1,376	1,352
Bonds	10.4	26,826	28,443	30,822
Bank and multilateral lending institutions loans	10.5	2,690	2,253	2,222
Finance lease liabilities		592	619	661
Securitization debt	3.3	-	500	782
Cash collateral received	11.5	1,447	166	88
Commercial papers		725	238	708
Bank overdrafts		209	99	175
Commitment to purchase ECMS shares	2	-	275	232
Other commitments to purchase non-controlling interests		21	43	46
Other financial liabilities		356	361	393
Current and non-current financial liabilities (excluding derivatives) included in the calculation of net financial debt		34,064	34,373	37,481
Derivatives (liabilities) current and non-current	10.7	384	890	1,365
Derivatives (assets) current and non-current	10.7	(1,684)	(627)	(200)
Equity components related to unmatured hedging instruments	10.11	(418)	(962)	(687)
Gross financial debt after derivatives (a)		32,346	33,674	37,959
Cash collateral paid (1)	11.5	(94)	(622)	(1,146)
Investments at fair value (2)	10.6	(1,231)	(204)	(171)
Cash equivalents		(2,281)	(4,628)	(4,330)
Cash		(2,188)	(2,130)	(1,586)
Assets included in the calculation of net financial debt (b)		(5,794)	(7,584)	(7,233)
Net financial debt (a) + (b)		26,552	26,090	30,726

(1) Only cash collateral paid, included in non-current financial assets of the consolidated statement of financial position, are deducted from financial debt.

(2) Only investments, included in current financial assets of the consolidated statement of financial position, are deducted from financial debt.

Debt maturity schedules are presented in Note 11.3.

Analysis of net financial debt by currency

The table below provides an analysis of net financial debt by currency, after foreign exchange effects of hedging derivatives (excluding instruments set up to hedge operational items).

(equivalent value in millions of euros at year-end closing rate)	EUR	USD	GBP	EGP	MAD	PLN	Other	Total
Gross financial debt after derivatives	18,538	7,995	3,352	677	446	18	1,320	32,346
Financial assets included in the calculation of net financial debt	(4,900)	(70)	(12)	(33)	(10)	(49)	(720)	(5,794)
Net debt by currency before effect of foreign exchange derivatives (1)	13,638	7,925	3,340	644	436	(31)	600	26,552
Effect of foreign exchange derivatives	7,311	(8,000)	814	-	-	926	(1,051)	-
Net financial debt by currency after effect of foreign exchange derivatives	20,949	(75)	4,154	644	436	895	(451)	26,552

(1) Including the market value of derivatives in local currency.

ORANGE / 2015 REGISTRATION DOCUMENT - 145

Analysis of net financial debt by entity

(in millions of euros)	December 31, 2015	December 31, 2014	December 31, 2013
Orange SA	24,617	23,798	27,336
ECMS	862	919	843
Orange Espagne	511	553	566
FT Immo H	496	546	580
Médi Telecom	436	-	-
Securitization (Orange SA)	-	494	772
Orange Polska	(14)	(8)	753
Other	(356)	(212)	(124)
Net financial debt	26,552	26,090	30,726

Accounting policies

Cash and cash equivalent

The Group classifies investments as cash equivalent in the statement of financial position and statement of cash flows when they comply with the conditions of IAS 7 (see its cash management detailed in Note 11.3 and 11.5):

-   holding them in order to face short-term cash commitments; and

-   short term and highly liquid assets at acquisition date, readily convertible into known amount of cash and are not exposed to any material risk of changes in value.

Bonds, loans and loans from multilateral lending institutions

The Group does not account for financial liabilities at fair value through profit or loss other than a 25 million euros borrowing and, if any, commitment to purchase non-controlling interests.

Borrowings are recognized upon origination at the fair value of the sums paid and subsequently measured at amortized cost using the effective interest method. Transaction costs that are directly attributable to the acquisition or issue of the financial liability are deducted from the liability’s carrying value. The costs are subsequently amortized over the life of the debt, by the effective interest method.

Some financial liabilities at amortized cost, mainly borrowings, are subject to hedge accounting. This relates mostly to fix rate borrowings hedged against changes in interest rate and currency value (fair value hedge) and to foreign currency borrowings in order to hedge to future cash flows against changes in currency value (cash flow hedges).

10.3 TDIRA

On March 3, 2003, under the terms of the settlement agreement that ended business relationships with Mobilcom, Orange SA issued perpetual bonds redeemable for shares (TDIRA), with a nominal value of 14,100 euros each, reserved for members of the banking syndicate (the “Bank tranche”) and for MobilCom’s suppliers (the “Supplier tranche “). The TDIRA are listed on Euronext Paris and were described in a prospectus approved by the Commission des Opérations de Bourse (French Securities Regulator, renamed Autorité des Marchés Financiers) on February 24, 2003.

The TDIRA are redeemable in new Orange SA ordinary shares, at any time at the holders’ request or, under certain conditions as described in the appropriate information memorandum, at Orange SA’s initiative based on a ratio of 582.5561 shares to one TDIRA for the Bank tranche (i.e. conversion price of 24.204 euros), as the initial ratio of 300 shares to one TDIRA has been adjusted several times to protect bondholders’ rights, and may be further adjusted under the terms and conditions set out in the information memorandum.

Since January 1, 2010, the interest rate on the TDIRA has been 3-month Euribor +2.5%.

Orange SA redeemed, on May 7, 2015, the remaining 14 184 TDIRA from the Supplier tranche for a nominal amount of 200 million euros including 152 million euros in respect of liability components at inception.

Taking into account redemptions made since their issue, 89 398 TDIRA of the Bank tranche remain outstanding at December 31, 2015, for a total notional amount of 1,261 million euros.

In the consolidated financial statement of position, the TDIRA are subject to a split accounting between equity and liabilities with the following breakdown at December 31, 2015:

- a liability component of 1,198 million euros;

- an equity component, before deferred taxes, of 303 million euros.

The difference between the total nominal amount of the TDIRA and the sum of the “liability” and “equity” components therefore equals the amortized cost adjustment on the liability component recognized since inception.

ORANGE / 2015 REGISTRATION DOCUMENT - 146
(in millions of euros)		December 31, 2015	December 31, 2014	December 31, 2013
Number		89,398	103,582	103,582
Equity component before deferred taxes		303	351	351
Original debt component	(a)	958	1,110	1,110
TDIRA nominal amount		1,261	1,461	1,461
Amortized cost adjustment excluding accrued interests	(b)	232	256	232
Accrued interests	(c)	8	10	10
Total debt amount in statement of financial position	(a) + (b) + (c)	1,198	1,376	1,352
Paid interest		35	40	40

Accounting policies

Some financial instruments include both a liability component and an equity component. For the Group, it means perpetual bonds redeemable for shares (TDIRA). On initial recognition, the fair value of the liability component is the present value of the contractually determined stream of future cash flows discounted at the interest rate applied at that time by the market to instruments of comparable credit status and providing substantially the same cash flows, on the same terms, but without the conversion option or the share-based payment. This liability component is then recognized at amortized cost.

The carrying amount of the equity component was determined at inception, by deducting the fair value of the financial liability from the fair value of the compound financial instrument as a whole. The equity component determined and accounted for at initial recognition shall not change throughout the existence of the instrument.

ORANGE / 2015 REGISTRATION DOCUMENT - 147

10.4 Bonds, excluding TDIRA

Unmatured bonds at December 2015 are all issued by Orange SA, at the exception of two financing denominated in Moroccan dirhams held by Médi Telecom entity consolidated by the Group took control from July 2015.

As at December 2015, bonds issued by the Group are redeemable at maturity, and no specific guarantee has been given in relation to their issuance. Some bonds may be redeemed in advance, at the request of the issuer.

Bonds or new tranches issued during 2015 are shown in bold.

				Oustanding amount (in millions of euros)

Notional currency	Initial nominal amount (in millions of currency units)	Maturity	Interest rate (in %)	December 31, 2015	December 31, 2014	December 31, 2013

Bonds matured before December 31, 2015				2,369	6,383
GBP	750	May 12, 2016	5.000	270 (1)	367	900
CAD	200	June 23, 2016	5.500	132	142	136
USD	1,000	September 14, 2016	2.750	919	824	725
CHF	250	October 13, 2016	1.625	231	208	203
JPY	44,300	November 25, 2016	1.130	338	305	306
HKD	340	December 22, 2016	2.750	40	36	32
EUR	1,900	February 21, 2017	4.750	1,900	1,900	1,900
EUR	100	December 4, 2017	2.600	100	100	100
GBP	500	December 20, 2017	8.000	367 (2)	642	600
MAD (3)	1,200	January 31, 2018	4.870	111	-	-
EUR	1,550	May 22, 2018	5.625	1,550	1,550	1,550
EUR	465	July 25, 2018	EUR HICP + 3.00 (4)	465	465	465
EUR	850	September 3, 2018	1.875	850	850	850
EUR	50	September 26, 2018	3M Euribor + 0.57	50	50	50
MAD (3)	1,300	December 23, 2018	5.120	121	-	-
EUR	750	January 23, 2019	4.125	750	750	750
JPY	7,500	January 24, 2019	1.416	57	52	52
USD	750	February 6, 2019	2.750	689	618	-
USD	1,250	July 8, 2019	5.375	1,148	1,030	906
EUR	750	October 2, 2019	1.875	750	750	750
EUR	25	February 10, 2020	4.200	25	25	25
EUR	25	February 10, 2020	10 Y CMS + 0.80 (5)	25	25	25
EUR	1,000	April 9, 2020	3.875	1,000	1,000	1,000
GBP	450	November 10, 2020	7.250	324	578	539
EUR	1,250	January 14, 2021	3.875	1,250	1,250	1,250
USD	1,000	September 14, 2021	4.125	919	824	725
EUR	255	October 13, 2021	10 Y CMS + 0.69	255	255	255
EUR	272	December 21, 2021	10 Y TEC + 0.50	272	272	272
EUR	1,000	June 15, 2022	3.000	1,000	1,000	1,000
EUR	500	September 16, 2022	3.375	500	500	500
EUR	500	March 1, 2023	2.500	500	500	500
HKD	700	October 6, 2023	3.230	83	74	65
HKD	410	December 22, 2023	3.550	49	44	38
EUR	650	January 9, 2024	3.125	650	650	650
NOK	500	September 17, 2025	3.350	52	-	-
GBP	350	December 5, 2025	5.250	358	449	420
EUR	75	November 30, 2026	4.125	75	75	75
EUR	50	April 11, 2028	3.220	50	50	50
GBP	500	November 20, 2028	8.125	681	642	600
EUR	150	April 11, 2029	3.300	150	150	150
EUR	105	September 17, 2030	2.600	105	-	-
EUR	100	November 6, 2030	2.000 (6)	100	-	-
USD	2,500	March 1, 2031	9.000 (7)	2,261	2,027	1,785
EUR	50	December 5, 2031	4.300 (zero coupon)	59	56	54
EUR	50	December 8, 2031	4.350 (zero coupon)	59	56	54
EUR	50	January 5, 2032	4.450 (zero coupon)	57	54	52

(1) The Group proceeded to early redemptions: on October 3, 2014 of 464 millions pounds sterling and on April 14, 2015 of 88 millions pounds sterling.

(2) The Group proceeded on April 14, 2016 to an early redemption of 231 millions pounds sterling.

(3) Bonds issued by MédiTelecom, Maroccan entity in which the Group took control from July 2015.

(4) EUR HICP: Harmonized index of Consumer Prices, an indicator of inflation and price stability calculated by the European Central Bank.

(5) Bond measured at fair value through profit or loss.

(6) Bond bearing interests at a fixe rate of 2% until 2017 and then at CMS 10 years x 166%. The variable rate is cap at 4% until 2023 and at 5% beyond.

(7) Bond with a step-up clause (clause that triggers a change in interest payements of Orange’s credit rating from the ratin gagencies changes). See Note 11.3.

ORANGE / 2015 REGISTRATION DOCUMENT - 148
				Oustanding amount (in millions of euros)

Notional currency	Initial nominal amount (in millions of currency units)	Maturity	Interest rate (in %)	December 31, 2015	December 31, 2014	December 31, 2013

EUR	1,500	January 28, 2033	8.125	1,500	1,500	1,500
EUR	55	September 30, 2033	3.750	55	55	55
GBP	500	January 23, 2034	5.625	681	642	600
EUR	50	April 16, 2038	3.500	50	50	50
USD	900	January 13, 2042	5.375	827	741	652
USD	850	February 6, 2044	5.500	781	700	-
GBP	500	November 22, 2050	5.375	681	642	600
Outstanding amount of bonds				26,271	27,893	30,198
Accrued interest				650	659	734
Amortized cost				(95)	(109)	(110)
Total				26,826	28,443	30,822

10.5 Bank loans and loans from multilateral lending institutions

(in millions of euros)	December 31, 2015	December 31, 2014	December 31, 2013
ECMS (1)	744	707	667
Médi Telecom (1)	206	-	-
Orange SA (1)	109	112	110
Other	336	257	275
Bank loans	1,395	1,076	1,052
Orange SA	690	500	500
Orange Espagne	467	500	501
Other	138	177	169
Loans from multilateral lending institutions (2)	1,295	1,177	1,170
Total	2,690	2,253	2,222

(1) Credit line drawdowns.

(2) Primarily the European Investment Bank.

10.6 Financial assets

	December 31, 2015			December 31, 2014	December 31, 2013
(in millions of euros)	Non current	Current	Total	Total	Total
Assets available for sale
Assets available for sale	144	-	144	91	103
Financial assets at fair value
Investments at fair value	-	1,231	1,231 (1)	204	171
Investment securities measured at fair value	77	-	77	77	74
Cash collateral paid	94	-	94	622	1,146
Pledged monetary financial securities in connection with the offer on Jazztel	-	-	-	2,901	-
Other financial assets
Receivables related to investments	28	1	29	47	179
Other	492	51	543 (2)	535	499
Total	835	1,283	2,118	4,477	2,172

(1) Mainly negotiable debt securities.

(2) Mainly receivables related to financial lease of telecommunication equipment, other loans and concession receivables related to public-private partnership contracts.

ORANGE / 2015 REGISTRATION DOCUMENT - 149

Assets available for sale

(in millions of euros)	2015	2014	2013
Assets available for sale - opening balance	91	103	139
Change in fair value	15	(26)	8
Other movements	38	14	(44)
Assets available for sale - closing balance	144	91	103
(in millions of euros)	2015	2014	2013
Profit (loss) recognized in other comprehensive income during the period	15	5	8
Reclassification in net income during the period	-	(31)	-
Total	15	(26)	8

Accounting policies

Available-for-sale assets

Available-for-sale assets of the Group mainly consist of investment securities which are not consolidated and not accounted for using the equity method and marketable securities that do not fulfil the criteria for classification in any of the other categories of financial assets. They are recognized and subsequently measured at fair value.

Temporary changes in value are recorded as “Gains (losses) on financial assets available-for-sale” within other comprehensive income.

When there is objective evidence of impairment on available-for-sale assets or a decrease in fair value by at least a third or over twelve months, the cumulative impairment loss included in other comprehensive income is definitely reclassified from equity to income statement within “Gain (losses) on disposal”.

Financial assets at fair value through profit or loss

The Group can designate at fair value at inception financial investments as negotiable debt securities, deposits and mutual funds (OPCVM), that are compliant with the risk management or investment strategy (see Note 11.3). They are recognized at inception and subsequently measured at fair value through profit or loss.

Other financial assets

This category mainly includes loans and receivables. These instruments are recognized at fair value at inception and are subsequently measured at amortized cost by the effective interest method. If there is any objective evidence of impairment of these assets, the value of the asset is reviewed at the end of each the reporting period. An impairment is recognized in the income statement when impairment tests demonstrate that the financial asset carrying amount is higher than its recoverable amount. The Group does not hold any financial assets qualifying as held-to-maturity assets.

10.7 Derivatives instruments

Market value of derivatives

	December 31, 2015	December 31, 2014	December 31, 2013
(in millions of euros)	Net	Net	Net
Cash flow hedge derivatives	1,111	(335)	(1,009)
Fair value hedge derivatives	91	(6)	10
Net investment hedge derivatives	-	-	-
Hedging derivatives	1,202	(341)	(999)
Derivatives held for trading (1)	98	78	(166)
Net derivatives	1,300	(263)	(1,165)
o/w foreign exchange effects of the cross currency swaps hedging foreign exchange risk on gross debt notional (2)	1,527	677	(341)

(1) o/w cross currency swaps hedging the full notional of debt denominated in foreign currencies and part of the future interests.

(2) Including cross currency swaps held for trading. The foregn exhange effects of the cross currency swaps is the difference between the notional converted at the closing rate and its notional converted at the opening rate (or at the trading day spot rate in case of new instrument).

The net fair value of derivatives is partly offset in the consolidated statement of financial position by the effect of cash-collateral agreements described in Note 11.5.

ORANGE / 2015 REGISTRATION DOCUMENT - 150

Accounting policies

Derivative instruments are measured at fair value in the statement of financial position and presented according to their maturity date, regardless of whether they qualify for hedge accounting under IAS 39.

Derivatives are classified as a separate line item in the statement of financial position.

Hedge accounting is applicable when:

-   at the inception of the hedge, there is a formal designation and documentation of the hedging relationship;

-   at the inception of the hedge and in subsequent periods, the hedge is expected to be highly effective in achieving offsetting changes in fair value attributable to the hedged risk during the period for which the hedge is designated (i.e. the actual results of the hedge are within a range of 80-125%).

Hedge accounting can be done in three different ways:

-   The fair value hedge is a hedge of the exposure to changes in fair value of a recognized asset or liability (or an identified portion of the asset or liability) that are attributable to a particular interest rate and/or currency risk and could affect profit or loss.

The hedged portion of these items is remeasured at fair value. Change in this fair value is booked in profit or loss and balanced by the symmetrical changes in the hedging financial instruments fair value to the limit of the hedge effectiveness.

-   The cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular interest rate and/or currency risk associated with a recognized asset or liability or a highly probable forecast transaction (such as a future purchase or sale) and could affect profit or loss.

     As the hedged item is not recognized in the statement of financial position, the effective portion of change in fair value of the hedging instrument is booked in other comprehensive income. It is reclassified in profit or loss when the hedged item affects the profit or loss or in the initial cost of the hedged item when it relates to the hedge of a non-financial asset acquisition cost.

-   The net investment hedge is a hedge of the exposure to changes in values attributable to exchange risk of a net investment in a foreign operation, and could affect profit or loss on the disposal of the foreign operation.

The effective portion of the net investment hedge is recorded in other comprehensive income. It is reclassified in profit or loss upon the disposal of the net investment.

For transactions qualified for fair value hedge accounting and for economic hedging, the foreign exchange impact of derivatives is booked in operating income when the underlying hedged item results from operational transactions and in financial result when the underlying hedged item is a financial asset or liability.

Hedge accounting can be terminated when the hedged item is no longer recognized when the Group voluntarily revokes the designation of the hedging relationship or when the hedging instrument is terminated or exercised. The accounting consequences are for:

-   fair value hedge: at the hedge accounting termination date, the adjustment of the debt fair value is based on a recalculated effective interest rate at the date amortization begins;

-   cash flow hedge: amounts recorded in other comprehensive income are immediately reclassified in profit or loss when the hedged item is no longer recognized. In all other cases, amounts are reclassified in profit or loss, on a straight basis, on throughout the remaining life of the hedging relationship.

In both cases, subsequent changes in the value of the hedging instrument are recorded in profit or loss.

ORANGE / 2015 REGISTRATION DOCUMENT - 151

10.8 Cash flow hedges

Cash flow hedges negotiated by Orange aim at neutralizing foreign exchange risk on future cash flows (notional, coupons) or switching floating-rate debt into fixed-rate debt. The main hedges unmatured as at December, 31 2015 are shown in the table below: those derivative instruments are held by Orange SA to hedge its debt.

Notionnal amounts of hedging instruments per maturity (in millions of hedged currency units)
Hedging instruments	2016	2017	2018	2019	2020 and beyond
Cross currency swaps (1)
Hedged currency
CAD	200	-	-	-	-
CHF	250	-	-	-	-
GBP	-	-	-	-	2,001 (3)
HKD	340	-	-	-	1,110 (4)
JPY	44,300	-	-	7,500	-
NOK	-	-	-	-	500 (5)
USD	1,000	-	-	2,000	5,317 (6)
Interest rate swaps (2)
EUR	300	100	400	-	355 (7)

(1) Hedging of interest rate risk and foreign exchange risk on Orange SA bonds.

(2) Hedging of interest rate risk on Orange SA bonds.

(3) 713 MGBP with a maturity 2020, 50 MGBP with a maturity 2022, 262 MGBP with a maturity 2025, 500 MGBP with a maturity 2028, 450 MGBP with a maturity 2034 and 25 MGBP with a maturity 2050.

(4) 1,110 MHKD with a maturity 2023.

(5) 500 MNOK with a maturity 2025.

(6) 117 MUSD with a maturity 2020, 1,000 MUSD with a maturity 2021, 2,450 MUSD with a maturity 2031, 900 MUSD with a maturity 2042 and 850 MUSD with a maturity 2044.

(7) 255 MEUR with a maturity 2021 and 100 MEUR with a maturity 2030.

For each hedging relationship, the hedged item affects profit or loss:

- each year on interest payment dates;

- each year on recognition of unrealized foreign exchange gains or losses upon remeasurement of the nominal amount up to the maturity date of the hedging instrument.

In order to hedge the exposure of some of their operating cash flows in foreign currencies, the Orange group’s entities have set up risk hedging policies. Main hedging strategies are detailed hereafter.

Orange Polska, whose functional currency is the zloty, has put in place, forward sales with a maturity 2016 and a notional of 102 million euros, mainly to hedge foreign exchange risks on handset purchases.

Orange SA put in place forward sales with a maturity 2016 and a notional of 82 million US dollars mainly to hedge foreign exchange risk on equipment purchases.

For these hedging relationship, the hedged item will affect the Group’s net result each year until the maturity of the hedging relationship.

The change of the cash flow hedge reserve is analyzed as follows:

(in millions of euros)	2015	2014	2013
Gain (loss) recognized in other comprehensive income during the period (1)	649	(197)	(301)
Reclassification in financial result for the period	(111)	(59)	(1)
Reclassification in operating income for the period	1	(17)	0
Reclassification in initial carrying amount of hedged item	0	(0)	4
Total	539	(273)	(298)

(1) Mainly includes hedge of future interests on debts denominated in foreign currencies via cross currency swaps.

Furthermore, impact of derivatives used to hedge foreign-currency denominated bonds generated a foreign exchange gain of 1,023 million euros which is recognized directly in profit or loss, thereby offsetting the exposure arising from the revaluation of these bonds in the statement of financial position.

The ineffective portion of cash flow hedges recognized in net income is not significant in 2015 as well as in 2014 and 2013.

10.9 Fair value hedges

Since December 31, 2014, the Group’s interest in the United Kingdom entity EE was classified as an asset held for sale.

Financial instruments qualified as hedge of this net investment were qualified prospectively at the end of 2014 as fair value hedge to neutralize foreign exchange risk on this investment denominated in pounds sterling.

Thus, the main fair value hedges of the Group as at December 31, 2015 include bonds for a notional amount of 467 million pounds sterling, forward sales maturing in 2016 for a notional amount of 2,493 million pounds sterling and options (collar) maturing in 2016 for a notional amount of 85 million pounds sterling.

ORANGE / 2015 REGISTRATION DOCUMENT - 152

Fair value hedge of the Group’s participation in EE affects the income statement as follows:

(in millions of euros)	2015
Effective portion of hedging derivatives (1)	(63)
Gain (loss) recognized on hedged items (1)	63
Costs of hedge (swap points) (2)	(18)
Total effect on consolidated income statement	(18)

(1) Effects recognized in the consolidated net income of discontinued operations.

(2) Recognized in financial result.

10.10 Net investment hedges

Since 2012, a hedge strategy has been set up to hedge the foreign exchange risk on the Group’s investment United Kingdom, EE.

Since December 31, 2014, the Group’s investment in EE has been reclassified as an asset held for sale. Therefore the net investment hedge (bonds and derivative instruments) was de-designated and hedging instruments were prospectively designated as fair value hedges (see Note 10.9).

As no net investment hedge was set up during 2015, the effect of this strategy in equity remains unchanged compared to 2014 and is still (65) million euros. This amount will be reclassified in the consolidated income of discontinued operations when EE is sold, in January 2016.

In 2015, as well as in 2014 and 2013, no ineffective portion of net investment hedges was recognized in finance costs.

10.11 Hedging instruments reserves

(in millions of euros)	December 31, 2015	December 31, 2014	December 31, 2013
Equity components related to unmatured hedging instruments	(418)	(962)	(687)
o/w Orange SA	(377)	(911)	(642)
o/w other entities	(41)	(51)	(44)
Reserve to be amortized for discontinued hedges	470 (1)	476	560
Share attributable to owners of the parent company	52	(486)	(127)

(1) Mainly Orange SA.

Note 11 Information on market risk and fair value of financial assets and liabilities

The Group uses financial position or performance indicators that are not specifically defined by IFRS, such as EBITDA and net financial debt (see Note 10.2).

Market risks are monitored by Orange’s Treasury and Financing Committee, which reports to the Executive Committee. The committee is chaired by the Group’s Executive Committee Member in charge of Finance and Strategy and meets on a quarterly basis.

It sets the guidelines for managing the Group’s debt, especially in respect of its interest rate, foreign exchange, liquidity and counterparty risks exposure in the months to come, and reviews past management (realized transactions, financial results).

11.1 Interest rate risk management

Management of fixed-rate/variable-rate debt

Orange seeks to manage its fixed-rate/variable-rate exposure in euros in order to minimize interest costs by using firm and conditional interest rate derivatives such as swaps, futures, caps and floors.

The fixed-rate component of gross debt was 91% as at December 31, 2015.

Sensitivity analysis of the Group’s position to changes in interest rates

The sensitivity of the Group’s financial assets and liabilities to interest rate risk is analyzed only for components of net financial debt. Only these components are interest-bearing and therefore exposed to interest rate risk.

Sensitivity of financial expense

Based on a constant amount of debt and a constant management policy, a 1% rise in interest rates would result in a 111 million euros increase in financial expense and a 1% fall in interest rates would result in a 122 million euros decrease.

Sensitivity of cash flow hedge reserves

A 1% rise in interest rates would increase the market value of derivatives designated as cash flow hedges and the associated cash flow hedge reserves by approximately 1 186 million euros. A 1% fall in interest rates would lead to a decrease in their market value and in the cash flow hedge reserves of approximately 1 384 million euros.

ORANGE / 2015 REGISTRATION DOCUMENT - 153

11.2 Foreign exchange risk management

Operational foreign exchange risk

The Group’s foreign operations are carried out by entities that operate in their own country and mainly in their own currency. Their operational exposure to foreign exchange risk is therefore limited to some of their operating cash flows: purchases of equipment or network capacity, purchases of handsets and equipment sold or leased to customers, purchases from or sales to international operators.

To cover their exposure to these foreign exchange risks, the subsidiaries of Orange have set up hedging policies whenever possible (see Note 10.8).

Financial foreign exchange risk

Financial foreign exchange risk mainly relates to:

- dividends paid to the parent company: in general, the Group’s policy is to economically hedge this risk as from the date of the relevant subsidiary’s Shareholders’ Meeting;

- financing of the subsidiaries: except in special cases, the subsidiaries are required to cover their funding needs in their functional currency;

- Group financing: most of the Group’s bonds, after derivatives, are denominated in euros. From time to time, Orange SA issues bonds in markets other than euro market (primarily the US dollar, pound sterling, Canadian dollar, Swiss franc and yen markets). If Orange SA does not have assets in these currencies, in most cases, the issues are translated into euros through cross-currency swaps. The debt allocation by currency also depends on the level of interest rates and particularly on the interest rate differential relative to the euro.

The following table provides details of the exposure to foreign exchange rate fluctuations of the net financial debt in foreign currencies of Orange SA, which supports the highest exposure to foreign exchange risks, including internal transactions, which generate a net gain or loss recognized in the consolidated income statement. It also shows the sensitivity of the entity to a 10% change in the foreign exchange rates of the currencies to which it is exposed.

	Exposure in currency units					Sensitivity analysis
(in millions of currency units)	EUR	GBP	PLN	USD	Total trans-lated	10% gain in euro	10% loss in euro

Orange SA	-	(16)	27	(56)	(91)	8	(10)
Total (currencies)	-	(16)	27	(56)	(91)
Total (euros)	-	(22)	6	(53)	(91)

Translation risk

Due to its international presence, Orange’s statement of financial position is exposed to foreign exchange fluctuations, as these affect the translation of subsidiaries’ assets denominated in foreign currencies. The currencies concerned are mainly the pound sterling, the zloty, the Egyptian pound, the US dollar and the Moroccan dirham.

To hedge its largest foreign asset exposures, Orange has issued debt in the relevant currencies.

	Contribution to consolidated net assets								Sensitivity analysis

(in millions of euros)	EUR	GBP	PLN	EGP	USD	MAD	Other currencies	Total	10% gain in euro	10% loss in euro
Assets excluding net debt (a) (1)	45,946	5,735	2,637	1,306	134	1,029	3,032	59,819	(1,261)	1,541
Net debt by currency including derivatives (b) (2)	(20,949)	(4,154)	(895)	(644)	75	(436)	451	(26,552)	509	(623)
Net assets by currency (a) + (b) (3)	24,997	1,581	1,742	662	209	593	3,483	33,267	(752)	918

(1) Net assets excluding net debt by currency do not include components of net financial debt.

(2) See Note 10.2.

(3) Share of net assets attributable to owners of the parent company in zlotys amounts to 865 million euros.

Due to its international presence, Orange Group income statement is exposed to risk arising from changes in foreign exchange rates due to the conversion, in consolidated statements, of its foreign subsidiaries.

	Contribution to consolidated financial income statement								Sensitivity analysis

(in millions of euros)	EUR	GBP	PLN	EGP	USD	MAD	Other curren-cies	Total	10% gain in euro	10% loss in euro
Revenues	30,840	183	2,801	1,339	1,029	253	3,791	40,236	(854)	1,044
Reported EBITDA	9,142	43	827	471	(180)	83	891	11,277	(194)	237
Operating income	4,632	47	144	88	(191)	8	14	4,742	(10)	12
ORANGE / 2015 REGISTRATION DOCUMENT - 154

11.3 Liquidity risk management

Diversified sources of funding

Orange has diversified sources of funding:

- regular issues in the bond markets;

- occasional financing through loans from multilateral lending institutions;

- issues in the short-term securities markets under the commercial paper program;

- in January 2011, Orange entered into a 5-year agreement with a large number of international banks for a 6 billion euros syndicated credit facility to refinance the previous facility. In January 2013, the maturity of the syndicated credit facility was extended after the consent of the lenders with the following terms: 5,655 million euros are now maturing in January 2018; 75 million euros are now maturing in January 2017, and in accordance with the initial schedule, 270 million euros are maturing in January 2016. The margin on this syndicated credit facility has changed in 2013 following the downgrade of Orange’s credit rating.

Liquidity of investments

Orange invests its cash surplus in negotiable debt securities, mutual funds (UCITS) and term deposits. These investments give priority to minimizing the risk of loss on capital over performance.

Smoothing debt maturities

Debt maturities are spread consistently over the coming years.

The following table shows undiscounted future cash flows for each financial liability shown on the statement of financial position. The key assumptions used in this schedule are:

- amounts in foreign currencies are translated at the year-end closing rate;

- future variable-rate interest is based on the last fixed coupon, except if a better estimate is available;

- TDIRA being necessarily redeemable in new shares, no redemption is taken into account in the maturity analysis. In addition, from January 1, 2010, interest payable on the bonds has switched to a variable rate over an undetermined period of time (see Note 10.3). Accordingly, interest from that date other than for the first period is no longer included, as including interest payments for the other periods would not provide relevant information;

- the maturity dates of revolving credit facilities are the contractual maturity dates;

-              the “other items” (undated and non-cash items) reconcile, for financial liabilities not accounted for at fair value in the statement of financial position, the future cash flows and the balance in the statement of financial position.

(in millions of euros)	Note	Statement of financial position December 31, 2015	2016 (1)	2017	2018	2019	2020	2021 and beyond	Other items (2)
TDIRA	10.3	1,198	8	-	-	-	-	-	1,190
Bonds	10.4	26,826	2,580	2,367	3,146	3,395	1,374	14,062	(98)
Bank and lending institutions	10.5	2,690	623	399	348	404	582	341	(7)
Finance lease liabilities	10.2	592	92	75	83	91	81	170	-
Commercial paper	10.2	725	725	-	-	-	-	-	-
Bank overdrafts	10.2	209	209	-	-	-	-	-	-
Commitments to purchase non-controlling interests	10.2	21	21	-	-	-	-	-	-
Other financial liabilities	10.2	356	289	13	14	12	16	12	-
Cash collateral received	10.2	1,447	1,447	-	-	-	-	-	-
Derivatives (liabilities)	10.7	384	95	-	-	19	20	(35)
Derivatives (assets)	10.7	(1,684)	(256)	(1)	(1)	(172)	(73)	(1,155)	-
Equity components related to unmatured hedging instruments	10.11	(418)	-	-	-	-	-	-	-
Gross financial debt after derivatives		32,346	5,832	2,853	3,590	3,749	2,000	13,395	-
Trade payables	4.5	9,959	8,951	582	68	67	48	242	-
Total financial liabilities (including derivatives assets)		42,305	14,783	3,435	3,658	3,816	2,048	13,637	-
Future interests on financial liabilities (3)			1,327	1,232	1,182	888	736	7,010	-

(1) Amounts presented for 2016 correspond to notionals and accrued interests for 693 million euros.

(2) Undated items: TDIRA notional. Non-cash items: amortized cost on TDIRA, bonds and bank loans.

(3) Mainly future interests on bonds for 13,733 million euros, on derivatives instruments for (1,900) million euros, on bank loans for 309 million euros and on financial lease liabilities for 31 million euros.

The liquidity position is part of the financial position indicators used by the Group that are not defined by IFRS, and thus that may not be comparable to similarly entitled indicators used by other companies.

As at December 31, 2015, Orange’s liquidity position exceeds 2016 redemptions of gross financial debt.

ORANGE / 2015 REGISTRATION DOCUMENT - 155
(in millions of euros)	Note	December 31, 2015
Bank overdrafts	10.2	(209)
Cash		2,188
Cash equivalents	10.9	2,281
Investments at fair value	10.9	1,231
Available undrawn amount of credit facilities		6,471
Liquidity position		11,962

As at December 31, 2015, cash and cash equivalent are held mainly in France and in other countries of the European Union, which are not subject to restrictions on convertibility nor exchange control.

For associates, Orange does not govern the transfer of funds in the form of dividends. The main one, EE, is based in the United Kingdom which does not apply any regulatory restriction on the transfer of funds.

As at December 31, 2015, Orange had access to credit facilities in the form of bilateral credit lines and syndicated credit lines. Most of these lines bear interest at floating rate.

(in millions of euros)	December 31, 2015
Orange SA	6,000
ECMS	97
Orange Espagne	80
Other	294
Available undrawn amount of credit facilities	6,471

Any specific contingent commitments in respect of compliance with financial ratios are presented in Note 11.4.

Orange’s debt ratings

Orange’s debt rating is an additional performance indicator used to assess the Group’s financial policy and risk management policy and, in particular, its solvency and liquidity risk, and is not a substitute for an analysis carried out by investors. Rating agencies revise the ratings they assign on a regular basis. Any change in the rating could produce an impact on the cost of future financing or restrict access to liquidity.

In addition, a change in Orange’s debt rating will, for certain outstanding financings, trigger step-up clauses affecting the interest paid to investors.

One Orange SA’s bond (see Note 10.4) with an outstanding amount of 2.5 billion dollars equivalent of 2.3 billion euros as at December 31, 2015 is subject to step-up clauses. These clauses were triggered in 2013 and in early 2014: the coupon due in March 2014 has been computed on the basis of an interest rate of 8.75% and since then, the bond bears interest at the rate of 9%.

In addition, the margin on the 6 billion euros syndicated credit facility signed on January 27, 2011 has changed following the downgrade of Orange’s credit rating in 2013. As at December 31, 2015, the credit facility was not drawn.

Regarding the changes in Orange’s debt ratings in 2015:

- rating agency Fitch Ratings revised, on June 9, 2015, the outlook on Orange’s long term debt from Negative to Stable while confirming Orange’s long-term debt rating at BBB+ as well as Orange’s short-term debt rating at F2.

As at December 2015, Orange’s debt rating is as follows:

	Standard & Poor’s	Moody’s	Fitch Ratings	Japan Credit Rating
Long-term debt	BBB+	Baa1	BBB+	A-
Outlook	Negative	Stable	Stable	Stable
Short-term debt	A2	P2	F2

Rating agency Standard & Poor’s revised, on January 27, 2016, the outlook on Orange’s long term debt from Negative to Stable while confirming Orange’s long-term debt rating at BBB+ as well as Orange’s short-term debt rating at A2.

ORANGE / 2015 REGISTRATION DOCUMENT - 156

11.4 Management of covenants

Commitments with regard to financial ratios

Orange SA does not have any line of credit or loan subject to specific covenant with regard to financial ratios.

Regarding Orange SA’s affiliates, ECMS and Médi Telecom are committed to comply with financial ratios related to indicators defined in the contracts with the banks. The breach of these ratios constitutes an event of default that can lead to early repayment of the line of credit or loan concerned.

- ECMS: in respect of its 2011, 2012 and 2014 bank financing contracts, of which the total notional amount is 744 million euros as at December 31, 2015, ECMS must comply with a “net senior debt to EBITDA” ratio;

- Médi Telecom: in respect of its 2012, 2014 and 2015 bank financing contracts, of which the total notional amount is 206 million euros as at December 31, 2015, Médi Telecom must comply with the covenants relating to its “net financial debt” and “net equity”.

As at December 31, 2015, these ratios were fully respected.

Contractual clauses about impacts on the interest rates of Orange’s credit rating change are described in Note 11.3.

Commitments related to instances of default or material adverse changes

Most of Orange’s financing agreements, including in particular the 6 billion euro syndicated credit facility set up on January 27, 2011, as well as bond issues, are not subject to prepayment obligations in the event of a material adverse change, or cross default provisions. On the other hand, certain contracts include cross acceleration provisions under which, however, the mere occurrence of events of default in other financing agreements does not automatically trigger an accelerated repayment under such contracts.

11.5 Credit risk and counterparty risk management

Financial instruments that could potentially expose Orange to concentration of counterparty risk consist primarily of trade receivables, cash and cash equivalents, investments and derivative financial instruments.

Orange considers that it has limited concentration in credit risk with respect to trade accounts receivables due to its large and diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many French regions and foreign countries. In addition, the maximum value of the counterparty risk on these financial assets is equal to their recognized net book value. An analysis of net trade receivables past due is provided in Note 3.3. For loans and other receivables, amounts past due but not depreciated are not material.

Orange is exposed to bank counterparty risk through its investments and derivatives. Therefore, it performs a strict selection based on the credit rating of public, financial or industrial institutions in which it invests or with which it enters into derivatives agreements. In addition, limits are defined for each selected counterparty as follows:

- limits are based on each financial institution’s rating and equity, as well as on periodic analyses carried out by the Treasury Department. The maximum commitment is then determined (i) for investments, based on maximum limits, and (ii) for derivatives, based on the notional amounts of interest rate and foreign exchange contracts outstanding, to which coefficients are applied that take into account the remaining duration of the operation and the type of transaction involved;

- limits are monitored and reported on a daily basis to the Group treasurer and the head of the trading room. These limits are adjusted regularly depending on credit events;

- counterparties’ ratings are monitored;

- lastly, on derivatives, master agreements relating to financial instruments (French Banking Federation or International Swaps and Derivatives Association) are signed with all counterparties and provide for a net settlement of debts and receivables, in case of failure of one of the parties. These agreements include a CSA cash collateral clause which can lead to either cash deposit (cash collateral paid) or cash collection (cash collateral received), on a monthly or weekly basis, with no threshold. These amounts of payments correspond to the change in market value of all derivative instruments (or, for a few counterparties, derivatives with a maturity greater than 3 months). Therefore, regarding Orange SA, the non-performance risk exposure corresponds to a succession of exposures over a maximum of a one-month period until the derivatives term. This is a risk of increase in the change in portfolio value which can be modelled by a range of options such as the purchase of a one month cap in accordance with the portfolio parameters (net nominal by counterparty, volatility, sensitivity). As a consequence, the non-performance risk is this exposure multiplied by the default probability until the derivative maturity and the loss when there is a default (0.6 is the market position).

In addition, investments are negotiated with high-grade banks. By exception, subsidiaries may deal with counterparties with a lower rating; in such cases, the rating is essentially the highest available in the country concerned.

Effects of cash collateral mechanism on the Group’s exposure to credit risk and counterparty risk

(in millions of euros)		December 31, 2015	December 31, 2014	December 31, 2013
Fair value of derivatives assets		1,684	627	200
Fair value of derivatives liabilities		(384)	(890)	(1,365)
Netting via Master Agreements	(a)	1,300	(263)	(1,165)
Amount of cash collateral paid		94	622	1,146
Amount of cash collateral received		(1,447)	(166)	(88)
Netting via Cash collateral	(b)	(1,353)	456	1,058
Residual exposure to counterparty risk	(a) + (b)	(53)	193	(107)
ORANGE / 2015 REGISTRATION DOCUMENT - 157

Variations in net cash collateral between 2014 and 2015 can be explained by changes in the portfolio as well as the foreign exchange impact of derivatives due to a gain of US dollar and pound sterling against euro.

The remaining exposure is mainly due to a time difference between the closing date and the last date on which the derivatives were valued to determine the amount of cash collateral.

Sensitivity analysis of cash deposits to changes in market interest rates and exchange rates

A change in market rates of 1% would affect fair value of interest rate hedging derivatives as follows:

(in millions of euros)	Rate decrease of 1%	Rate increase of 1%
Fair value of derivatives hedging interest rate risk	(1,528)	1,319
	Rate decrease of 1%	Rate increase of 1%
Amount of cash collateral received (paid)	1,528	(1,319)

A change in euro foreign exchange rates of 10% against currencies of hedged financing (mainly pound sterling and US dollar) would affect fair value of foreign exchange derivatives hedging notional of borrowings as follows:

(in millions of euros)	10% loss in euro	10% gain in euro
Fair value of derivatives hedging foreign exchange risk on debt notional	988	(808)
	10% loss in euro	10% gain in euro
Amount of cash collateral received (paid)	(988)	808

11.6 Equity market risk

As at December 31, 2015, Orange SA had no option to purchase its own shares, no forward purchase of shares and held 27,663 treasury shares. Moreover, the Group’s exposure to market risk on shares of listed companies included in assets available for sale was not material given their volume and mutual funds investments (UCITS) do not contain any equity component. Nevertheless, Orange is exposed to equity risk through certain retirement plan assets (see Note 5.2).

The market value of its subsidiaries’ shares is one of the measurement variables used in impairment testing.

11.7 Capital management

Orange SA is not subject to regulatory requirements related to equity (other than standards applicable to any commercial company).

Like any company, Orange manages its financial resources (both equity and net financial debt) as part of balanced financial policy, aiming to ensure flexible access to capital markets, including for the purpose of selectively investing in development projects, and to provide a return to shareholders.

In terms of net financial debt (see Note 10.2), this policy translates into liquidity management as described in Note 11.3 and a specific attention to credit ratings assigned by rating agencies.

In 2014, this policy has led the Group to issue 5.7 billion euros of subordinated notes, of which 3 billion euros served to finance the acquisition of Spanish operator Jazztel. These financial instruments are recognized in equity under IFRS. This resource has a cost in line with the average cost of the Group’s bond loans, thus limiting the weighted average cost of capital.

This policy is also reflected, in some markets, by the presence of minority shareholders in the capital of subsidiaries controlled by Orange. This serves to limit the Group’s debt while providing the benefit from the presence of local shareholders.

ORANGE / 2015 REGISTRATION DOCUMENT - 158

11.8 Fair value levels of financial assets and liabilities

			December 31, 2015
(in millions of euros)	Note	Classification under IAS 39 (1)	Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Trade receivables	3.3	L&R	4,876	4,876	-	4,876	-
Financial assets	10.6		2,118	2,118	149	1,896	73
Assets available for sale		AFS	144	144	45	26	73
Investment securities measured at fair value		FVR	77	77	-	77	-
Cash collateral paid		L&R	94	94	-	94	-
Investments at fair value		FVR	1,231	1,231	104	1,127	-
Other		L&R	572	572	-	572	-
Cash and cash equivalent			4,469	4,469	4,469	-	-
Cash equivalents		FVR	2,281	2,281	2,281	-	-
Cash		L&R	2,188	2,188	2,188	-	-
Trade payables		LAC	9,959	10,002	-	10,002	-
Financial liabilities	10.2		34,064	37,735	28,973	8,741	21
Financial debt		LAC	34,014	37,685	28,973	8,712	-
Bonds at fair value through profit or loss		FVR	29	29	-	29	-
Commitments to purchase non-controlling interests		FVR	21	21	-	-	21
Derivatives, net amount (2)	10.7		(1,300)	(1,300)	-	(1,300)	-
(1) “AFS “stands for “available for sale”, “L&R” stands for “loans and receivables”, “FVR” stands for “fair value through P&L”, “LAC” stands for “liabilities at amortized costs”.

(2) IAS 39 classification for derivatives instruments depends on their hedging qualification.

The market value of the net financial debt carried by Orange was 30.2 billion euros as at December 31, 2015, for a carrying amount of 26.6 billion euros.

The table below provides an analysis of the change in level 3 market values for financial assets and liabilities measured at fair value in the statement of financial position.

(in millions of euros)	Assets available for sale	Assets at fair value through profit or loss, excluding derivatives	Financial liabilities at fair value through profit or loss, excluding derivatives	Net derivatives
Level 3 fair values at December 31, 2014	61	-	43	-
Gains (losses) taken to profit or loss	(4)	-	(22)	-
Gains (losses) taken to other comprehensive income	-	-	-	-
Acquisition (sale) of assets	(5)	-	-	-
Impact of changes in the scope of consolidation	47	-	-	-
Level 3 fair values at December 31, 2015	99	-	21	-
ORANGE / 2015 REGISTRATION DOCUMENT - 159
			December 31, 2014
(in millions of euros)	Note	Classification under IAS 39	Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Trade receivables	3.3	L&R	4,612	4,612	-	4,612	-
Financial assets	10.6		4,477	4,477	2,245	2,171	61
Assets available for sale		AFS	91	91	30	-	61
Investment securities measured at fair value		FVR	77	77	-	77	-
Cash collateral paid		L&R	622	622	-	622	-
Investments at fair value		FVR	204	204	117	87	-
Pledged monetary financial securities in connection with the offer on Jazztel		FVR	2,901	2,901	2,098	803	-
Other		L&R	582	582	-	582	-
Cash and cash equivalent			6,758	6,758	6,758	-	-
Cash equivalents		FVR	4,628	4,628	4,628	-	-
Cash		L&R	2,130	2,130	2,130	-	-
Trade payables		LAC	8,130	8,071	-	8,071	-
Financial liabilities	10.2		34,372	39,559	31,576	7,940	43
Financial debt		LAC	34,026	39,213	31,576	7,637	-
Bonds at fair value through profit or loss		FVR	28	28	-	28	-
Commitment to purchase ECMS shares		FVR	275	275	-	275	-
Other commitments to purchase non-controlling interests		FVR	43	43	-	-	43
Derivatives, net amount	10.7		263	263	-	263	-

The market value of the net financial debt carried by Orange was 31.3 billion euros as at December 31, 2014, for a carrying amount of 26.1 billion euros.

			December 31, 2013
(in millions of euros)	Note	Classification under IAS 39	Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Trade receivables	3.3	L&R	4,360	4,360	-	4,360	-
Financial assets	10.6		2,173	2,173	88	2,034	51
Assets available for sale		AFS	103	103	52	-	51
Investment securities measured at fair value		FVR	74	74	-	74	-
Cash collateral paid		L&R	1,146	1,146	-	1,146	-
Investments at fair value		FVR	171	171	36	135	-
Other		L&R	679	679	-	679	-
Cash and cash equivalent			5,916	5,916	5,916	-	-
Cash equivalents		FVR	4,330	4,330	4,330	-	-
Cash		L&R	1,586	1,586	1,586	-	-
Trade payables		LAC	7,889	7,828	-	7,828	-
Financial liabilities	10.2		37,481	41,147	30,940	10,161	46
Financial debt		LAC	37,176	40,842	30,940	9,902	-
Bonds at fair value through profit or loss		FVR	27	27	-	27	-
Commitment to purchase ECMS shares		FVR	232	232	-	232	-
Other commitments to purchase non-controlling interests		FVR	46	46	-	-	46
Derivatives, net amount	10.7		1,165	1,165	-	1,165	-

The market value of the net financial debt carried by Orange was 34.4 billion euros as at December 31, 2013, for a carrying amount of 30.7 billion euros.

ORANGE / 2015 REGISTRATION DOCUMENT - 160

Accounting policies

The financial assets and liabilities measured at fair value in the statement of financial position have been ranked based on the three hierarchy levels:

-   level 1: quoted price (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

-   level 2: inputs that are observable for the asset or liability either directly or indirectly;

-   level 3: unobservable inputs for the asset or liability.

The fair value of available-for-sale assets (AFS) is the quoted price at year-end for listed securities and, for non-listed securities, a valuation technique determined according to the most appropriate financial criteria in each case (comparable transactions, multiples for comparable companies, shareholders’ agreement, discounted present value of future cash flows).

Concerning loans and receivables (L&R), the Group considers the carrying amount of cash, trade receivables and various deposits as the best estimate of fair value, due to the high liquidity of these instruments.

Among financial assets at fair value through profit or loss (FVR), with respect to the very short-term investments such as deposits, certificates of deposit, commercial paper or negotiable debt securities, the Group considers that the nominal value of the investment and the related accrued interest represents the best estimate of fair value. The fair value of mutual funds (OPCVM) is the latest settlement value.

As for financial liabilities at amortized cost (LAC), the fair value of financial liabilities is determined using:

-   the quoted price for listed instruments (a detailed analysis is performed in the case of a material decrease to evidence whether the observed price corresponds to the fair value; otherwise the quoted price is adjusted);

-   the present value of estimated future cash flows, discounted using rates observed by the Group at the end of the period for other instruments. The results calculated using the internal valuation model are systematically benchmarked with the values provided by Bloomberg.

The Group considers the carrying value of trade payables and deposits received from customers as the best estimate of fair value, due to the high liquidity of these instruments.

The fair value of long-term trade payables is the value of future cash flows discounted at the interest rates observed by the Group at the end of the period.

Financial liabilities at fair value through profit or loss (FVR) mainly concern firm or contingent commitments to purchase non-controlling interests. Their fair value is measured in accordance with the provisions of the agreements. When the commitment is based on a fixed price, a discounted value is retained.

The fair value of derivative financial instruments, mostly traded over-the-counter, is determined using the present value of estimated future cash flows, discounted using the interest rates observed by the Group at the end of the period. The results calculated using the internal valuation model are consistently benchmarked with the values provided by Bloomberg.

When there are no reliable market data which identify the default probability, the CVA (Credit Value Adjustment) and the DVA (Debit Value Adjustment) are measured based on historical default charts and CDS (Credit Default Swap) evolutions. Counterparty default risk and the Group’s specific default risk are also continuously monitored based on the credit spread follow-up of the secondary market bonds and other market information. Given the implementation of collateralization, and based on counterparty policies and the management of indebtness and liquidity risk described in Note 11, CVA and DVA estimates are not material compared to the measurement of the related financial instruments.

Note 12 Shareholders’ equity

At December 31, 2015, Orange SA’s share capital, based on the number of issued shares at this date, amounted to 10,595,541,532 euros, comprising 2,648,885,383 ordinary shares with a par value of 4 euros each.

At that date, the French State owned 23.04% of Orange SA’s share capital and 23.04% of the voting rights either directly or indirectly in concert with Bpifrance Participations.

12.1 Changes in share capital

No new shares were issued during 2015.

12.2 Treasury shares

As authorized by the Shareholders’ Meeting of May 27, 2015, the Board of Directors instituted a new share buyback program (the 2015 Buyback Program) and cancelled the 2014 Buyback Program, with immediate effect. The 2015 Buyback Program is described in the Orange Registration Document filed with the French Securities Regulator on April 7, 2015.

The only shares bought back by Orange during 2015 were shares bought back as part of the liquidity contract.

At December 31, 2015, Orange SA held 27,663 of its own shares (including 0 share as part of the liquidity contract), compared with 41,017 at December 31, 2014 (including 0 share as part of the liquidity contract) and 23,367,136 at December 31, 2013 (including 8,025,000 shares as part of the liquidity contract).

ORANGE / 2015 REGISTRATION DOCUMENT - 161

12.3 Dividends

Full Year	Approved by	Description	Dividend per share (in euros)	Payout date	How paid	Total (in millions of euros)
2015	Board of Directors Meeting on July 27, 2015	2015 interim dividend	0.20	December 9, 2015	Cash	530
	Shareholders’ Meeting on May 27, 2015	Balance for 2014	0.40	June 10, 2015	Cash	1,059
Total dividends paid in 2015						1,589
2014	Board of Directors Meeting on July 28, 2014	2014 interim dividend	0.20	December 9, 2014	Cash	529
	Shareholders’ Meeting on May 27, 2014	Balance for 2013	0.50	June 5, 2014	Cash	1,317
Total dividends paid in 2014						1,846
2013	Board of Directors Meeting on July 24, 2013	2013 interim dividend	0.30	December 11, 2013	Cash	788
	Shareholders’ Meeting on May 28, 2013	Balance for 2012	0.20	June 11, 2013	Cash	526
Total dividends paid in 2013						1,314
2012	Board of Directors Meeting on July 25, 2012	2012 interim dividend	0.58	September 12, 2012	Cash	1,528

As regards dividends, the amount available to provide return to shareholders is calculated on the basis of the total net income and the retained earnings, under French GAAP, of the entity Orange SA, the parent company.

12.4 Subordinated notes

On February 7, 2014, Orange issued the equivalent of 2.8 billion euros of deeply subordinated undated notes denominated in euros and pounds sterling in three tranches: 1 billion euros with a fixed-rate coupon of 4.25% until the first reset date, 1 billion euros with a fixed-rate coupon of 5.25% until the first reset date and 650 million pounds with a fixed-rate coupon of 5.875% until the first reset date. A reset of interest rate at market conditions is provided contractually on each call option exercise date.

Orange has a call option on each of these tranches respectively after February 7, 2020, February 7, 2024, February 7, 2022 in occurrence of contractually defined events.

Step-up clauses involve adjustments of 25 bps in 2025 and additional 75 bps in 2040 for the first tranche, of 25 bps in 2024 and additional 75 bps in 2044 for the second tranche and of 25 bps in 2027 and additional 75 bps in 2042 for the third tranche.

On October 1, 2014, Orange issued the equivalent of 3 billion euros of deeply subordinated undated notes denominated in euros and pounds sterling in three tranches: 1 billion euros with a fixed-rate coupon of 4% until the first reset date, 1.25 billion euros with a fixed-rate coupon of 5% until the first reset date and 600 million pounds with a fixed-rate coupon of 5.75% until the first reset date. A reset of interest rate at market conditions is provided contractually on each call option exercise date.

Orange has a call option on each of these tranches respectively after October 1, 2021, October 1, 2026, April 1, 2023 in occurrence of contractually defined events.

Step-up clauses involve adjustments of 25 bps in 2026 and additional 75 bps in 2041 for the first tranche, of 25 bps in 2026 and additional 75 bps in 2046 for the second tranche and of 25 bps in 2028 and additional 75 bps in 2043 for the third tranche.

These notes, listed on Euronext Paris, are lowest ranking subordinated notes (senior compared to shareholders): the holders will be remunerated (whether on nominal, interests or any other amount) after all other creditors, including holders of participating loans and securities simply subordinated or not, representing a claim on Orange.

At each interest payment date, settlement may be either paid or deferred, at the option of the issuer. Deferred coupons constitute arrears of interest and bear interest which shall become due and payable in full under circumstances defined contractually and under the control of the issuer.

According to the Group comprehension, some rating agencies assign to these instruments an equity component of 50%.

Under IFRS, these instruments are recognized at their historical value. The tranches denominated in pounds sterling were recognized at BCE fixing on issue date (0.8314 for the issue of February 2014 and 0.7782 for the issue of October 2014) and will not be reevaluated through the life of the note. Coupons (no occurrence in 2014) will impact equity 5 working days before the annual date of payment (February 7 for the three tranches of the first issue, October 1 for the euros tranches of the second issue and April 1 for the pound sterling tranche of the second issue), unless Orange exercises its right to defer their payment.

In 2015, Orange did not exercise its right to defer the coupons related to the issue of February and October 2014 and therefore paid to holders:

- on February 9, 2015, a remuneration of 146 million euros (95 million euros and 38 million pounds);

- on April 1, 2015, a remuneration of 23 million euros (17 million pounds);

- on October 1, 2015, a remuneration of 103 million euros.

The operation’s prospectus has been certified by AMF: visa no. 14-036 and no. 14-525.

ORANGE / 2015 REGISTRATION DOCUMENT - 162

Accounting policies

Subordinated notes

The Group issued subordinated notes in several tranches.

These instruments have no maturity and the coupon’s settlement could be deferred at the option of the issuer. They are accounted for as equity instrument.

Equity instruments are recognized at historical value, the tranche denominated in foreign currency is never remeasured. If any, a foreign exchange impact would be booked against equity at the exercise date of the purchase option.

The holders payment is directly booked against equity at the decision date to pay the coupons.

The tax effect relating to the payment is accounted for as net income and the one relating to the remeasurement of the portion attributable to foreign exchange is accounted for as equity.

Equity component of compound financial instruments

The equity component is assigned the residual amount after deducting from the fair value of the instrument as a whole the amount separately determined for the liability component and is not subsequently remeasured, even when the instrument is extinguished.

12.5 Cumulative translation adjustment

(in millions of euros)	2015	2014	2013
Profit (loss) recognized in other comprehensive income during the period	77	27	(311)
Reclassification to net income for the period	(0)	258	(3)
Total transaction adjustments for continuing operations	77	285	(314)
Profit (loss) recognized in other comprehensive income during the period (1)	-	387	(139)
Total translation adjustments for discontinued operations	-	387	(139)

(1) These translation adjustments are only about EE.

The reclassification of translation adjustments to net income for the period is due, in 2014, to transactions relating to the disposal of Orange Dominicana and the loss of control of Telkom Kenya.

(in millions of euros)	December 31, 2015	December 31, 2014	December 31, 2013
Pound sterling	850	849	460
Polish zloty	827	821	900
Egyptian pound	(334)	(344)	(391)
Slovakian crown	220	220	220
Dominican Peso	-	-	(165)
Other	(62)	(122)	(272)
Total	1,501	1,424	752
o/w share attributable to owners of the parent company	1,212	1,152	512
o/w share attributable to non-controlling interests	289	272	240

The cumulative translation adjustment of EE is presented in the line Pound sterling for 836 million euros at the end of 2015. This cumulative translation adjustment will be reclassified in the net income when the disposal of EE becomes effective.

ORANGE / 2015 REGISTRATION DOCUMENT - 163

Accounting policies

The functional currency of foreign operations located outside the euro area is usually the local currency, unless the major cash flows are made in reference to another currency (such as the Orange entities in Romania and in the Democratic Republic of the Congo).

The financial statements of foreign operations whose functional currency is neither the euro nor the currency of a hyperinflationary economy are translated into euros (the Group’s presentation currency) as follows:

-   assets and liabilities are translated at the year-end rate;

-   items in the income statement are translated at the average rate for the year;

-   the translation adjustment resulting from the use of these different rates is included in other comprehensive income.

The exchange differences are reclassified to profit or loss when the entity disposes or partially disposes (loss of control, loss of joint control, loss of significant influence) of its interest in a foreign operation through sale, liquidation, repayment of share capital or abandonment of all, or part of, that entity. The write-down of the carrying amount of a foreign operation, either because of its own losses of because of an impairment recognized, does not lead to a reclassification to profit or loss of the accumulated exchange differences.

Exchange differences, reclassified from equity to profit or loss, are classified in the income statement within:

-   net income of discontinued operations, when a major line of business or geographical area is disposed;

-   gains (losses) on disposal of businesses and assets, when other businesses are disposed;

-   reclassification of cumulative translation adjustment in case some entities are liquidated or some operations discontinued.

12.6 Non-controlling interests

(in millions of euros)		2015	2014	2013
Credit part of net income attributable to non-controlling interests	(a)	316	340	336
o/w Sonatel Group		211	205	182
o/w Mobistar Group		35	20	37
o/w Orange Polska		34	65	43
o/w Jordan Telecom Group		6	18	24
Debit part of net income attributable to non-controlling interests	(b)	(10)	(40)	(76)
o/w Telkom Kenya		-	(27)	(41)
o/w Egypt		(0)	(7)	(8)
Net income attributable to non-controlling interests	(a) + (b)	306	300	260
Credit part of comprehensive net income attributable to non-controlling interests	(a)	355	359	316
o/w Sonatel Group		222	208	179
o/w Mobistar Group		35	20	37
o/w Orange Polska		29	47	37
o/w Jordan Telecom Group		30	44	16
Debit part of comprehensive net income attributable to non-controlling interests	(b)	(21)	(33)	(76)
o/w Telkom Kenya		-	(23)	(40)
o/w Egypt		(14)	(7)	(7)
Comprehensive net income attributable to non-controlling interests	(a) + (b)	334	326	240
(in millions of euros)	2015	2014	2013
Dividends paid to minority shareholders	304	294	359
o/w Sonatel Group	176	171	164
o/w Mobistar Group	-	-	51
o/w Orange Polska	79	77	77
o/w Jordan Telecom Group	26	27	43
ORANGE / 2015 REGISTRATION DOCUMENT - 164
(in millions of euros)		December 31, 2015	December 31, 2014	December 31, 2013
Debit part of equity attributable to non-controlling interests	(a)	2,377	2,152	2,101
o/w Sonatel Group		647	597	561
o/w Mobistar Group		212	177	157
o/w Orange Polska		941	989	1,018
o/w Jordan Telecom Group		210	206	189
o/w Medi Telecom		183	-	-
Credit part of equity attributable to non-controlling interests	(b)	(17)	(10)	(116)
o/w Telkom Kenya		-	-	(49)
Total Equity attributable to non-controlling interests	(a) + (b)	2,360	2,142	1,985

Accounting policies

Commitments to purchase non-controlling interests (put options)

When the Group grants firm or contingent commitments to purchase non-controlling interests, the carrying amount of non-controlling interests within equity is reclassified to financial debt.

Where the amount of the commitment exceeds the amount of the non-controlling interests, the difference is recorded as a reduction in shareholders’ equity attributable to the owners of the parent. Financial debt is remeasured at the end of each reporting period in accordance with the contractual arrangement (at fair value or at present value if fixed price) and, in the absence of any guidance provided by IFRSs, against finance income or expense.

Negative non-controlling interests

Profit or loss and each component of other comprehensive income are attributed to the owners of the parent and to the non-controlling interests. In accordance with IFRS 10, this could result in the non-controlling interests having a deficit balance.

Transactions with owners

Each agreement with non-controlling interests shareholders of a subsidiary, when not resulting in a loss of control, is accounted for as an equity transaction with no effect on the total comprehensive income.

12.7 Earnings per share

(in millions of euros)		2015	2014	2013
Net income of continuing operations used for calculating basic earnings per share	(a)	2,018	957	1,918
Impact of dilutive instruments:
TDIRA		29	-	-
Net income of continuing operations used for calculating diluted earnings per share	(b)	2,047	957	1,918
Net income of discontinued operations used for calculating basic and diluted earnings per share	(c)	448	(135)	(45)
Net income used for calculating basic earnings per share	(a) + (c)	2,466	822	1,873
Net income used for calculating diluted earnings per share	(b) + (c)	2,495	822	1,873
(number of shares)	December 31, 2015	December 31, 2014	December 31, 2013
Weighted average number of ordinary shares outstanding - basic	2,648,620,953	2,637,414,741	2,631,711,248
Impact of dilutive instruments:
TDIRA	52,079,350	-	-
Weighted average number of shares outstanding - diluted	2,700,700,303	2,637,414,741	2,631,711,248

The TDIRA, which are dilutive, are included in the calculation of diluted earnings per share.

Subscription options are not included in the calculation of diluted earnings per share, their exercice price is greater than the annual average share price, which amounts to 14.96 euros in 2015. Details of each plan are described in Note 5.3.

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Accounting policies

Treasury shares

Treasury shares are recorded as a deduction from equity, at cost. Gains and losses arising from the sale of treasury shares are recognized in equity, net of tax.

Earnings per share

The Group discloses both basic earnings per share and diluted earnings per share for continuing operations and discontinued operations:

1.  basic earnings per share are calculated by dividing net income for the year attributable to the equity holders, post-remuneration to the holders of perpetual subordinated notes, by the weighted average shares outstanding during the period;

2.  diluted earnings per share are calculated based on earnings per share attributable to the equity holders of the Group, adjusted for the finance cost of dilutive debt instruments and their impact on employee profit-sharing, net of the related tax effect. The number of shares used to calculate diluted earnings per share takes into account the conversion into ordinary shares of potentially dilutive instruments outstanding during the period.

When earnings per share are negative, diluted earnings per share are identical to basic earnings per share. In the event of an issuance of shares at a price lower than the market price, and in order to ensure comparability of earnings per share information, the weighted average numbers of shares outstanding from current and previous periods are adjusted. Treasury shares deducted from consolidated equity are not taken into account in the calculation of basic or diluted earnings per share.

Note 13 Unrecognized contractual commitments

At December 31, 2015, Orange is not aware of having entered into any commitment involving entities controlled by the Group, that may have a material effect on its current or future financial position, other than the commitments described in this note.

13.1 Operational activities commitments

(in millions of euros)	Total	Less than one year	From one to five years	More than five years
Operational activities commitments	11,880	3,303	4,565	4,011
Operating leases	5,418	937	2,422	2,059
Handsets purchases	569	569	-	-
Transmission capacity purchases	691	236	347	108
Other goods and services purchases	2,687	763	1,375	548
Investment commitments	919	530	196	192
Public-to-private service concession commitments	540	76	46	419
Guarantees granted to third parties in the ordinary course of business	1,056	192	179	685

Operating leases

Operating lease commitments mainly include property lease commitments. Others are leases in form of overheads (equipment, vehicles and other assets). Future finance lease payments are shown in Note 11.3.

(in millions of euros)	Discounted value of future lease payments	Minimum future lease payments
Property lease commitments	4,048	5,199
o/w technical activities	2,646	3,495
o/w shops/offices activities	1,402	1,704

Maturities are set forth below:

(in millions of euros)	Minimum future lease payments	Less than one year	1-2 years	2-3 years	3-4 years	4-5 years	More than five years
Property lease commitments	5,199	846	729	634	520	413	2,057
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The operating leases correspond to the outstanding minimum future lease payments until the normal date of renewal of the leases or the earliest possible notice date. After periodic revaluation of the leases, these amounts are discounted. The discount rate corresponds to the weighted average cost of the Group bond debt.

The indefinite term leases amount to approximately 7% of the total of the property lease commitments.

The property lease commitments in France represent 67% of the total of the property lease commitments.

The Group may choose whether or not to renew these commercial leases upon expiration or replace them by other leases with renegotiated terms and conditions. For some of them, a provision for onerous contracts has been booked at December 31, 2015 (see Note 4.3).

Transmission capacity purchases

At December 31, 2015, purchase commitments of transmission capacity amount to 691 million euros, including 420 million euros related to the provision of satellite transmission capacity (comprising contracts with different commitment maturities up to 2022).

Other goods and services purchases

The Group’s most significant commitments at December 31, 2015 relate to the following:

- the sites management service contracts (TowerCos) signed in Africa: these commitments amount to 527 million euros;

- the network maintenance for 395 million euros;

- the maintenance of submarine cables for which Orange has joint ownership or user rights, for an estimated overall amount of 208 million euros;

- the purchase of cinematographic works within the framework of an agreement signed by the Group with the CSA (French Broadcasting Authority) in December 2013 to support the film creation. The Group guarantees to the French and European cinema sector a 179 million euros investment over five years. At December 31, 2015, this commitment amounts to 111 million euros;

- the purchase of broadcasting rights for 536 million euros, including 300 million euros related to the broadcasting rights of the Spanish professional football league, shared between Orange Espagne and Vodafone.

Investment commitments

At the end of December 2015, investment commitments amount to 919 million euros.

In addition to these commitments, which are expressed in monetary terms, the Group made certain commitments to various administrative authorities such as ensuring certain coverage and a certain quality level. These commitments, which have been undertaken primarily as part of license award processes, will require investment expenditure in future years to roll out and enhance the networks. They are not shown in the table above if they have not been expressed in monetary terms, which is usually the case. Therefore, the Group agreed to meet the following conditions:

- in 2015, in France, when the frequencies in the 700 MHz band were allocated:

-  coverage obligations in “priority deployment areas” (40% of the country within 5 years, 92% within 12 years and 97.7% within 15 years) and in areas not yet covered by a broadband network (100% within 12 years), at the level of roads priority axes (100% within 15 years) and at the level of the national rail network (60% within 7 years, 80% within 12 years and 90% within 15 years);

- in 2011, in France, when the frequencies in the 2.6 GHz and 800 MHz bands were allocated:

-  an optional commitment to host mobile virtual network operators (MVNOs) on certain technical and pricing terms under Full MVNO schemes,

-  an obligation to provide mobile coverage with theoretical maximum download speed of at least 60 Mbps per user (25% of the country within 4 years and 75% within 12 years for the 2.6 GHz band, 98% of the country within 12 years and 99.6% within 15 years for the 800 MHz band), which can be met by using both the allocated frequencies and other frequencies,

-  for the 800 MHz band, specifically, an obligation to provide coverage in priority areas (40% of the country within 5 years, 90% within 10 years) with no obligation to provide roaming services, an obligation to provide roaming in each department (90% within 12 years, 95% within 15 years) and an obligation to pool resources in communities covered by the “white area” program;

- in 2012, in Romania, when the frequencies in the bands going from 800 MHz to 2.6 GHz were allocated:

-  an obligation to provide mobile coverage of at least 95% of the population within 225 of 732 localities with mobile communication services in UMTS or LTE technologies, for the 800 MHz and 900 MHz bands,

-  an obligation to provide voice services coverage of at least 98% of the population of inhabited areas, for 900 MHz and 1.8 GHz bands,

-  an obligation to provide Broadband data services of at least 60% of inhabited areas,

-  an obligation to provide voice mobile communication services coverage of 80% of the population by 5 April 2017 and Broadband data mobile communication services of 30% of the population by 5 April 2019, for 1.8 GHz and 2.6 GHz bands.

Non-compliance with these obligations could result in fines and other sanctions ultimately including the withdrawal of licenses awarded. Management believes that the Group has the ability to fulfill these commitments towards government authorities.

Public-to-private service concession commitments

As part of the deployment of the high and very high speed network in France, the Group entered into public-to-private service concession contracts. These network’sbuilding and operation contracts, staggering until 2038, will be accounted for, as they are carried out, as 45 million euros intangible assets and as 495 million euros financial assets.

Guarantees granted to third parties in the ordinary course of business

The commitments made by the Group towards third parties in the ordinary course of business mainly concern performance guarantees granted to certain Enterprise customers as part of the enhancement of networks and remote access security. At the end of December 2015, these commitments amount to 408 million euros.

The amount of guarantees granted by the Group to third parties (financial institutions, partners, customers and government agencies) to cover the performance of the contractual obligations of non-consolidated entities is not significant. Guarantees granted by the Group to cover the performance of the contractual obligations of the consolidated companies are not considered as unrecognized contractual commitments, as they would not increase the Group commitments in comparison to the underlying obligations of the consolidated entities.

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Regarding individual training rights for employees of French entities of the Orange group, vested rights not yet used amount to approximately 6.1 million hours at December 31, 2015. In accordance with French accounting standards (CNC Urgent Issues Committee Opinion 2004-F on the recognition of individual rights to training for employees), the costs associated with rights are expensed over the period and do not give rise to a provision except in case of request submitted by the employee within the framework of a Personal Leave for Training, dismissal or resignation.

Since January 1st, 2015, a new scheme, the personal training account, has entered into force and replaced the individual training rights for employees under contract. This new scheme is financed by an annual contribution from the French entities of 0.2% of the payroll of the non-civil servant employee, which represents an insignificant amount for the Group. The individual training rights are maintained for the public servants. As for individual training rights, the personal training account will not give rise to a provision.

13.2 Group consolidation scope commitments

Asset and liability warranties granted in relation to disposals

Under the terms of agreements between certain Group companies and the acquirers of certain assets, the Group is subject to warranty clauses relating to assets and liabilities. Nearly all material sale agreements provide for ceilings on these warranties.

At December 31, 2015, the main warranties in effect are the following:

- warranties were granted to the joint venture EE at the time of the contribution of the United Kingdom operations, on the one hand related to the restructuring of interests and assets carried out prior to the contribution (uncapped warranties expiring in 2022), and on the other hand tax-related (warranty capped at 5 billion pounds sterling, or 6,8 billion euros at December 31, 2015) expiring in 2017.

Moreover, as part of the merger of Orange and Deutsche Telekom operations in the United Kingdom, Orange counter-guaranteed up to 50% of the guarantee, capped at 750 million pounds sterling (1,022 million euros at December 31, 2015), granted by Deutsche Telekom to Hutchison 3G (H3G) in December 2007 to cover investment commitments made by its subsidiary T-Mobile (UK) towards the joint venture created with H3G as part of a 3G network sharing agreement (meaning. a guarantee capped at 375 million pounds sterling, or 511 million euros for Orange). As a result of EE disposal to BT Group plc (BT), BT intends to replace Deutsche Telekom under the main guarantee granted to H3G. In this case, Orange would be released from its obligations under its counter-guarantee. Meanwhile, BT has counter-guaranteed the commitments granted by Deutsche Telekom to H3G, and Deutsch Telekom has committed to call this counter-guarantee only in case of non-payment by BT under its counter-guarantee.

Besides, Orange retained certain compensation obligations in relation to the early unwinding of finance lease transactions relating to telecommunications equipment that was previously leased by Orange. These indemnification obligations, which will expire in February 2017, are capped at 315 million pounds sterling, or 430 million euros, at December 31, 2015. Following the sale of EE to BT, these obligations continue to exist;

- as part of EE disposal to BT, Orange has committed to support 50% of the liability warranty granted to BT and capped for 100% of the shares at 2.3 billion pounds sterling (3.1 billion euros). This warranty will expire in 2018 (or in 2023 for the tax and social warranties). Information on the conditions of EE’s disposal are described in Note 2.2;

- tax-related warranties, subject to a cap of 400 million euros, granted to Deutsche Telekom as part of the disposal of the Group’s mobile and Internet operations in the Netherlands in 2007. These warranties will expire at the end of the statutory limitation period, in 2019;

- warranties (mainly tax-related) granted as part of Orange Suisse disposal in 2012. These warranties are subject to a cap of 200 million Swiss francs and will expire in 2017;

- standard warranties subject to a cap of 155 million dollars (142 million euros) granted by the Group as part of Orange Dominicana’s disposal in 2014, that will expire in 2018;

- standard warranties granted to Vivendi as part of the disposal of its 90% stake in Dailymotion in 2015. These warranties are not capped and will expire at the end of the statutory limitation period;

- miscellaneous standard warranties granted to buyers of real estate sold by the Group.

Following a settlement agreement with H3G signed in October 2015, the 107 million euros warranties granted by the Group as part of Orange Austria’s disposal in 2013, expired.

Orange believes that the risk of these warranties being enforced is remote and that the potential consequences of their being called are not material with respect to the Group’s results and financial position.

Commitments relating to securities

Under the terms of agreements with third parties, Orange can make or receive commitments to purchase or to sell securities. The on-going commitments at December 31, 2015 are not likely to have material impacts on the Group’s financial position.

Orange Tunisie

Under the terms of the shareholders’ agreement with Investec dated May 20, 2009, Orange has a call option giving it the right to purchase at market value 1% of the share capital of Orange Tunisie plus one share, subject to regulatory authorizations. If this option was exercised, Orange would take control of Orange Tunisie. Investec would then have the right to sell to Orange 15% of the share capital of Orange Tunisie at market value.

Korek Telecom

In November 2014, in accordance with the terms of the Korek shareholders’ agreement dated March 10, 2011, the joint venture formed between Agility and Orange (which own respectively 54% and 46% of its capital) notified to its Iraqi co-shareholder the exercise of a call option to acquire 7% of Korek Telecom’s share capital, that would result in an increase of its interest from 44% to 51%. Orange must finance a percentage of this acquisition equal to its share in the joint venture. However, the Iraqi co-shareholder notified its objection to the exercise of the call option. The discussions between Orange, Agility and the Iraqi co-shareholder have not yet enabled the parties to reach an agreement on the exercise of the call option. In case of effective transfer of the shares, Orange would still hold an indirect minority interest in Korek Telecom.

As Orange did not take the indirect control over Korek Telecom in 2014, Agility benefited until December 31, 2015 from a call option on Orange’s entire stake in the joint venture. Agility did not exercise this call option. If Orange takes the indirect control over Korek Telecom, Agility will have the possibility to sell its own interests in the joint venture to Orange.

On July 2, 2014, the Iraqi regulatory agency (CMC) notified Korek Telecom of its decision to cancel the partnership with Orange/Agility and required that it re-establish the shareholder structure existing before the execution of the partnership agreements in March 2011. The CMC argued that the conditions precedents to its approval of the partnership were not satisfied. On January 25, 2016, the Administrative Court dismissed for lack of jurisdiction the appeal made by Korek against the CMC’s decision. The Court ruled that Korek had already exercised its right of appeal before the Board of Appeal of the CMC. Korek has 30 days to appeal this decision before the Administrative Supreme Court.

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13.3 Financing commitments

The Group’s main commitments related to borrowings are set out in Note 11.

Orange has pledged certain investment securities and other assets to financial institutions or used them as collateral to cover bank borrowings and credit lines.

Guarantees granted to some lending institutions to finance consolidated subsidiaries are not set out below.

Assets covered by commitments

The items presented bellow do not include the impact of the regulation on the transferability of the assets or the possibility of contractual restriction in network assets agreement.

At December 31, 2015, Orange has not material pledge on its subsidiaries’ securities.

(in millions of euros)	December 31, 2015	December 31, 2014	December 31, 2013
Assets held under finance leases	545	576	688
Non-current pledged or mortgaged assets (1)	259	3,004	103
Collateralized current assets	46	59	65
Securitized receivables (2)	-	1,049	1,453
Total	850	4,688	2,309

(1) Non-current pledged or mortgaged assets are shown excluding cash collateral deposits, which are presented in Note 10.6. In 2015, the amount of 2.9 billion euros pledged by the Group in 2014, has been released at the cash payment of the Jazztel’s acquisition.

(2) See Note 3.3.

Non-current pledged or mortgaged assets comprise the following assets given as guarantees:

December 31, 2015 (in millions of euros)	Total instatement of financial position (a)	Amount of asset pledged or mortgaged (b)	Percentage (a)/(b)
Intangibles assets, net (excluding goodwill)	14,327	245	2%
Property, plant and equipment, net	25,122	14	0%
Non-current financial assets	835	-	-
Other (1)	31,046	-	-
Total	71,330	259	0%

(1) This item includes net goodwill, interests in associates, assets available for sale and net deferred tax assets.

Note 14 Litigations

As at December 31, 2015, the contingency reserves recorded by the Group for all the disputes (except tax litigations that are described in Note 8.2) in which it is involved amounted to 528 million euros (versus 491 million euros at December 31, 2014 and 414 million euros at December 31, 2013). As a rule, Orange believes that any disclosure on a case-by-case basis could seriously harm its position, but provides details of the provisions recorded by categories of litigation such as reflected thereafter. The balance and overall movements on provision are presented on Note 4.7.

(in millions of euros)	Note	December 31, 2015	December 31, 2014	December 31, 2013
France Litigations (1)	14.1	299 (2)	290	125
Spain Litigations	14.2	45	20	40
Poland Litigations	14.3	158	154	184
Other countries Litigations	14.4	26	27	65
Total		528	491	414

(1) Includes provisions affecting France, Enterprise and International Carriers & Shared Services.

(2) Not inclusive 350 million euros corresponding to the penalty pronounced by the French Competition Authority on December 17th, 2015 in the B-to-B Market which were reclassified on December 31st, 2015 in debt to be paid.

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A number of claims have been made against Orange by competitors for alleged anti-competitive behavior, for which the claimants generally seek a cease order or a sanction. If the claims are upheld, Orange may also be ordered to pay fines that in theory can reach up to 10% of the Group’s turnover. Competitors may also claim damages in civil or commercial proceedings for the harm they consider they have suffered because of these practices.

The proceedings which could significantly impact Orange’s financial position are described below.

14.1 France litigations

Litigations related to competition law

Fixed networks and contents

- The Numericable group initiated in 2010 before the Commercial Court of Paris and before the International Court of Arbitration of the International Chamber of Commerce of Paris (ICC), proceedings aimed at the compensation of the damage amounting to 3.1 billion euros caused by an alleged de facto termination of the agreements signed with Orange as part of the sale of certain cable networks giving Numericable the right to use, for its cable networks, Orange’s civil engineering installations. On February 25, 2013, the ICC rejected definitively all claims amounting to 542 million euros with respect to the 2004 agreements; and on June 20, 2014, the Paris Court of Appeal upheld the judgment of the Commercial Court of Paris dated April 23, 2012 which had dismissed all Numericable’s claims amounting to 2,583 million euros with respect to the 1999 and 2001 agreements. Furthermore, the Court acknowledged the excessive nature of Numericable’s action. However, on February 2, 2016, the French Supreme Court cancelled the Court of Appeal’s decision for having ruled that the ICC’s award in favor of Orange could be opposed to Numericable when the case submitted to the Court of Appeal involved distinct agreements. The case will be reexamined by the Paris Court of Appeal.

- On February 3, 2010, SFR, then, on November 10, 2010, Verizon, summoned Orange SA to appear before the Paris Commercial Court demanding the reimbursement of alleged overpayments on interconnection services provided by Orange, the price of which allegedly did not reflect their cost. On June 18 and 25, 2013, the Paris Commercial Court dismissed their claims but ordered Orange to pay Verizon 500,000 euros with respect to services provided in 2008. Orange paid this amount in 2013. SFR and Verizon filed appeals against these decisions and claim respectively 49 million euros for interconnection services provided by Orange in 2006 and 2007 and 41 million euros for wholesale access or interconnection services provided by Orange from 2006 to 2008. On December 4, 2015, the Paris Court of Appeal entirely dismissed SFR’s claims and confirmed the first instance court’s decision.

In June 2013, Colt, British Telecom France and Completel brought actions against Orange SA before the Paris Commercial Court on the same grounds as Verizon. The three operators’ claims amount provisionally to a total of 27 million euros. On October 27, 2015, the Court ruled on the Colt claims amounting to 14 million euros that Orange had breached its pricing obligations, and sentenced Orange to pay Colt 2.4 million euros. Orange paid this amount and appealed the decision.

- On April 24, 2012, SFR brought an action against Orange SA before the Paris Commercial Court denouncing its retail offers to the secondary residences market and claiming 218 million euros for the loss allegedly suffered. On February 12, 2014, the Court held that Orange SA had abused its dominant position and ordered it to pay 51 million euros in damages to SFR. However, on October 8, 2014, the Paris Court of Appeal held that SFR did not show the existence of a relevant market limited to secondary residences and cancelled the first instance decision. In November 2014, SFR lodged an appeal before the French Supreme Court.

- In 2009, SFR and Altitude Infrastructure filed complaints with the French Competition Authority, claiming that Orange had engaged in anticompetitive practices on the market for the services leading to the reduction of zones in local communities not yet covered by a broadband network. These complaints challenge the time allowed and the tariffs set by Orange to provide its wholesale offer to operators that wish to respond to local communities, or the conditions in which Orange itself bids in response to tender offers issued by the local communities. The investigations are pending. In parallel, SFR and Altitude Infrastructure brought actions for damages before the Paris Commercial Court in June 2013. SFR is provisionally claiming 50 million euros. At this stage, Orange believes that these claims are unfounded and was granted by the Court a stay of proceedings in both cases until the decision of the Competition Authority.

- In October 2014, Colt lodged a complaint with the Competition Authority objecting, on the B-to-B market for fixed-line services, to abusive pricing practices on the part of Orange SA in France. The Competition Authority did not join this proceedings with the SFR proceedings on which it ruled on December 17, 2015. In parallel, Colt brought an action before the Paris Commercial Court on December 18, 2014 for damages allegedly suffered since at least 2007 without yet assessing their amount. Orange is not in a position to assess the risk relating to these procedures.

Mobile networks

- After complaints were brought by Bouygues Telecom and by SFR, respectively in 2008 and 2010, the French Competition Authority issued on December 17, 2015 a decision whereby it fined Orange 350 million euros for having implemented four anticompetitive practices on the B-to-B markets and imposed injunctions in order to immediately restore fair competition within these markets. Orange was fined for having abused its dominant market position by implementing (i) a discriminatory practice regarding third-party operators and their ability to access and use information gained by Orange via its management of the copper local loop (itself the result of Orange’s former monopoly status within the industry), (ii) its “change of mobile phone” programme which allowed Orange’s clients to use the loyalty points they had acquired only if they renewed their subscription to Orange, (iii) a complex system of loyalty reward schemes applied in a cumulative fashion with a “privilege” discount committing clients to long durations, a mechanism of renewal by tacit agreement and additional discounts aimed at encouraging clients to entrust almost all their phone lines and consumption to Orange, and (iv) an exclusivity discount system allowing clients of its IP VPN offers to benefit from discounts on condition that no third-party operators are allowed to connect to their sites. In addition, the Competition Authority issued injunctions forcing Orange to modify its commercial practices on the mobile market and to allow an evolution of the terms of access to information concerning the operation of the copper local loop. Orange will thus have to (i) introduce, within an 18-month period, an arrangement guaranteeing the provision to operators of information about the local copper loop originating from the same sources, within the same time frames, under the same conditions and at an identical level of reliability and performance as those that are enjoyed by its own sales commercial services, and in the meantime implement temporary measures. The Regulatory Authority (Arcep) will be involved in monitoring compliance with this injunction; (ii) immediately end the cumulative system of discount and renewal in the mobile market and make sure that the cost of cancellation linked to subscription to the “privilege” discount does not exceed the reimbursement of objective counterparts beyond the initial commitment period of 24 or 36 months; and (iii) cease any practice imposing exclusivity on IP VPN services in exchange for discounts and abstain from implementing any equivalent practice. Orange chose to cooperate with the Competition Authority by not disputing the objections. SFR did not appeal the decision which has thus become final. At December 31, 2015, the provision of

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350 million euros was reclassified as current liability. Orange paid the fine in January 2016.

Concurrently to the ongoing investigation before the French Competition Authority, SFR brought an action before the Paris Commercial Court on June 18, 2015, for damages allegedly suffered because of Orange’s practices and provisionally assessed at 512 million euros. The Court ordered a stay of proceedings until the decision of the Competition Authority. Given the decision of December 17, 2015, which ruled on Orange’s competitive practices, the Group believes this claim represents a risk, provided that any right for SFR to be indemnified remains subject to SFR characterizing an actual damage suffered resulting from the sanctioned practices.

- On December 13, 2012, the French Competition Authority imposed a fine of 117 million euros against Orange SA and 66 million euros against SFR for having implemented, as part of their unlimited offers launched in 2005, an excessive price discrimination between calls made within their own networks and calls made to their competitor’s network. Orange SA paid the fine and appealed the decision. On June 19, 2014, the Paris Court of Appeal ordered a stay of proceedings on the merits and remanded the case to the European Commission for consultation. On December 7, 2014, the Commission upheld the reasoning of the Competition Authority resulting in the imposed fine. Orange challenged this position and asked the Court to refer the question to the European Court of Justice. The decision of the Court of Appeal is expected in March 2016.

Following the decision of the French Competition Authority, Omea Telecom (Virgin Mobile and Tele2 Mobile), Euro-Information Telecom (NRJ Mobile) and Outremer Telecom each brought in June 2013 an action against Orange before the Paris Commercial Court for damages allegedly suffered because of the sanctioned practices. The operators’ claims amount provisionally to a total of 129 million euros. As the Authority’s decision is appealed and the claims do not bring any evidence of a causal link, Orange is not in a position to assess the risks relating to these procedures.

- Concurrently to their complaints lodged before the French Competition Council, regarding practices of Orange in the mobile and fixed-to-mobile markets in the French Caribbean and in French Guyana, for which Orange was definitely sentenced on January 6, 2015 to a fine of 60 million euros following the French Supreme Court’s dismissal of Orange’s and Digicel’s appeals, Digicel and Outremer Telecom initiated before the Paris Commercial Court, respectively in March 2009 and October 2010, legal actions for damages stemming from these practices, in an amount which Digicel assessed at 594 million euros and Outremer at 75 million euros. On March 16, 2015, the Paris Commercial Court ordered orange to pay 8 million euros to Outremer Telecom. Orange paid this amount and appealed the decision. Given this decision, the Group believes Digicel’s claim represents a risk. The Court’s decision in the Digicel case could be issued during the first half of 2016.

Other proceedings

- On June 27, 2012, the Paris Court of Appeal, examining the case on remand after partial annulment of its former decision by the French Supreme Court, had confirmed the rejection of all claims from Lectiel (and its lessee from 1998 to 2002, Groupadress) aiming at the recognition of a prejudice valued at a minimum of 376 million euros, then reassessed at 551 million euros, allegedly resulting from Orange’s refusal to deliver without charge its directory database, together with daily updates. The Court had to determine whether Orange’s anticompetitive practices, as established by final judgment before 1999, had caused a prejudice to Lectiel, and if so, for what amount. The Court had held that the claimant could not characterize any prejudice as it had unlawfully downloaded Orange’s data during the full considered period. Nevertheless, on June 3, 2014, the French Supreme Court partially reversed for the second time the decision of the Paris Court of Appeal and asked again the Court of Appeal to determine whether Orange’s established anticompetitive practices had caused damages to Lectiel. Before the new Court of Appeal, Lectiel increased its claim to 4.7 billion euros without any justification. On May 27, 2015, the Paris Court of Appeal ruled that Orange’s practices constitute civil faults that give rise to compensation and appointed an expert with the limited mission of assessing the amount of damages possibly suffered by Lectiel on the market segment of direct marketing and during the period from 1991 to 1998 only. On July 27, 2015, Orange lodged an appeal against this decision before the French Supreme Court. The expert’s mission is on-going and should result in a decision from the Court of Appeal during the course of 2016. Orange believes it does not incur a significant risk in connection with this procedure.

14.2 Spain litigations

- On December 20, 2012, following the conclusion of a sanction procedure against Telefonica, Vodafone and Orange Espagne, the Spanish Market and Competition Commission (CNMC) ordered the three operators to pay a fine of 120 million euros, including 30 million euros for Orange Espagne, for abuse of dominant position of each operator in its own termination market and abuse of a collective dominant position by the three operators in the origination market and termination market. The CNMC held that the three operators fixed abnormally high tariffs for SMS between 2000 and 2009. Orange believing this decision to be unfounded, obtained its provisional suspension on May 24, 2013 and lodged two appeals before the Spanish courts. On May 22, 2015, the Spanish Supreme Court rejected the appeal relating to the protection of Orange’s fundamental rights. Orange appealed this decision before the Constitutional Court. The outcome of this procedure will have no impact on the ordinary appeal’s procedure which is still pending before the Court of Appeal whose decision could be issued during the first half of 2016.

- Following a complaint lodged by British Telecom, the CNMC opened in January 2011 a procedure aiming at the practices of Orange, Telefonica and Vodafone on the wholesale markets of the Spanish mobile phone sector. The objective of this procedure was to verify that the retail offers of these operators can be replicated by their MVNOs. On January 8, 2013, Orange received a statement of objections from the CNMC. On March 11, 2014, the CNMC dismissed the complaint, judging that the MVNOs were able to reproduce the retail offers of these operators. British Telecom lodged an appeal against this decision.

14.3 Poland litigations

- On December 17, 2015, the General Court of the European Union dismissed Orange Polska’s appeal and upheld the European Commission’s decision dated June 22, 2011, which had imposed a fine of 128 million euros on Orange Polska for an alleged abuse of dominant position on the wholesale broadband Internet access market in Poland. The Commission alleged that Orange Polska engaged in practices which aimed at preventing alternative operators from effectively accessing the market. Orange Polska will lodge an appeal before the Court of Justice of the European Union.

- Following the sanction issued in November 2011 by the Polish Competition Authority (UOKiK) on the country’s three main mobile operators, including Orange Polska, for concerted practices aiming at delaying the development of new services on the mobile television market, Magna Polonia initiated in September 2013 an amicable procedure before the Warsaw Commercial Court in order to obtain payment of a total of 618 million zlotys (145 million euros) in damages from the three operators jointly. Orange Polska, which believes Magna Polonia’s claim to be unfounded, refused the proposed settlement. On June 19, 2015, the Court of Competition and Consumer Protection (SOKiK) cancelled the UOKiK’s decision. The UOKiK appealed the verdict.

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- On March 18, 2013, the UOKiK opened an investigation on the country’s three main mobile operators, including Orange Polska, for abuse of a dominant position in relation with the retail rates imposed by these three operators on the calls made to the network of P4. The UOKiK could issue a decision in 2016. At this stage of the procedure, Orange is not in a position to assess the risks relating to this investigation. In addition, P4 issued in 2015 two claims for damages for a total amount of 574 million zlotys (134 million euros) against the three operators jointly, aiming at indemnifying the loss allegedly suffered in relation to the contested practices.

14.4 Other countries litigations

- On February 15, 2011, pursuant to an investigation on the interconnection market (fixed-mobile call terminations) and on the rates of mobile prepaid services, the Romanian Competition Authority imposed a fine of 35 million euros on Orange Romania for abuse of a dominant position in refusing to conclude an interconnection agreement with Netmaster. Orange Romania was granted in summary proceedings a stay of execution of the decision, and appealed the decision on the merits. In compliance with local rules and in view of the introduction of the appeal, 30% of the amount of the fine was deposited into an escrow account. On June 11, 2013, the Bucharest Court of Appeal upheld Orange Romania’s claims and cancelled the fine imposed by the Authority; but on June 3, 2014, the Romanian Supreme Court reversed the Court of Appeal’s decision for not having conducted a proper analysis of the facts characterizing an abuse of a dominant position. The case was remanded to the Bucharest Court of Appeal, which ordered that an expert’s report be obtained. The expert’s mission is being finalized and the Court of Appeal should issue its decision in 2016.

In relation to the investigation opened by the Romanian Competition Authority in April 2011 against all Romanian mobile operators for potential abuse of dominant position on their respective termination call market, the Competition Authority accepted on August 18, 2015 the market commitments offered by Orange and closed the procedure.

- On March 29, 2015, the Egyptian arbitral tribunal, hearing the case having opposed Telecom Egypt (TE) and ECMS (Mobinil) since 2009 about the performance of their interconnection agreement, issued its award setting the different claims for compensation by both parties. The tribunal rejected all the claims made by TE amounting to 10.6 billion Egyptian pounds (1.2 billion euros) and upheld the principle of compensation in favor of Mobinil resulting from TE’s bad performance under the leased-lines agreement and unequal treatment with other operators, while leaving to an expert the determination of the amount of damages to be paid to Orange’s subsidiary. Mobinil’s claims amount to 407 million Egyptian pounds (49 million euros).

14.5 Other litigations

State aids

Two proceedings are currently pending before the Court of Justice of the European Union (CJEU) concerning alleged State aid from which Orange would have benefited:

- Following the announcements made by the French State on December 4, 2002 that it was prepared, in advance of its participation in a capital increase with private investors, to extend a shareholder’s loan to Orange SA (which was never actually put in place), the European Commission found in 2004 that these measures were incompatible with the common market but did not require any repayment of State aid. On May 21, 2010 the General Court of the European Union (GCEU) cancelled the decision, judging that no public funds had been committed by such statements. But on March 19, 2013, the CJEU cancelled the GCEU’s decision and remanded the case to the GCEU to rule on the claims that it had not examined, in particular the prudent investor test. On July 2, 2015, the GCEU confirmed the cancellation of the European Commission’s decision on the ground that it did not correctly apply the prudent investor test. In September 2015, the European Commission lodged an appeal before the CJEU.

- On May 20, 2008, the European Commission launched a formal in-depth investigation into the compliance with European regulations on State aid of the reform of the scheme relating to charges borne by Orange SA in connection with the retirement pensions for its civil servants, provided by the French law of July 26, 1996 when France Télécom became a public limited company. By a decision dated December 20, 2011, the European Commission ordered the French state to align the calculation of Orange SA’s social security contributions to its competitors’ calculation, including with respect to the “non-common” risks (not incurred by civil servant), i.e. contributions to unemployment risk and to non-payment of wages in case of restructuring or winding up of the Company. Following this decision, the Act of July 2, 1990 was amended in 2012 to impose on Orange SA the payment of contributions linked to non-common risks, and all the contributions due were paid to the French State in December 2012 and are since then paid directly by Orange SA to the appropriate government agencies. On February 26, 2015, the GCEU rejected the appeals from the French State and Orange against the European Commission’s ruling. On May 6, 2015, Orange lodged an appeal before the CJUE.

International litigations

- On January 29, 2015, the Court of Schleswig definitely rejected the legal action brought by certain shareholders of German company Freenet against their company based on an alleged underestimation of MobilCom shares at the time of its merger with Freenet in 2007. This lawsuit aimed at compelling Freenet’s management to file a claim for damages against Orange SA. The decision of the Court of Schleswig is not appealable before the German Supreme Court and thus puts an end to the actions brought since 2003 by former MobilCom CEO Gerhardt Schmid and certain minority shareholders of MobilCom claiming indemnification for the prejudice, valued at several billion euros, allegedly suffered because of the withdrawal from the UMTS project in Germany.

Other than proceedings that may be initiated in respect of tax audits as disclosed in Note 8.2, there are no other administrative, legal or arbitration proceedings, including any proceedings that are pending or threatened, of which Orange is aware of, which may have or have had in the last twelve months a material impact on the Company’s and/or Group’s financial position or profitability.

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Note 15 Subsequent events

Entities acquired in Africa

The Group signed an agreement:

- on December 18, 2015, with Cellcom Telecommunications Ltd for the acquisition of 100% of the shares in its subsidiary in Liberia;

- on January 12, 2016, with Bharti Airtel International (Netherlands) BV for the acquisition of 100% of the shares in two entities in Burkina Faso and Sierra Leone;

- on February 7, 2016, with Millicom Group to acquire 100% of the shares in its subsidiary in the Democratic Republic of the Congo.

The completion of these transactions is subject to the approval of the competent authorities.

The total cost for all of these acquisitions, if they were all successful, would be less than 1 billion euros before adjustments including net debt, working capital and capital expenditure from final figures to the date of entry into force of the agreements.

License acquired in Poland

On January 25, 2016, licenses 800 MHz and 2.6 GHz were granted to Orange Polska for 3,168 million zloty (about 700 million euros).

Disposal of EE

On January 29, 2016, Orange has completed the sale of its shares in the capital of EE at BT (see Note 2.2).

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Note 16 Main consolidated entities

At December 31, 2015, the scope of consolidation has approximately 380 entities.

The main changes in scope of consolidation for the year ended December 31, 2015 are set out in Note 2.2.

As regards subsidiaries with minority interests:

- Orange Polska’s financial data are presented in segment information and its financial statements are published in Warsaw Stock Exchange, Orange Polska being quoted;

- financial statements for Sonatel Group, Jordan Group, Mobistar and ECMS are respectively published at the Regional Stock Exchange (BRVM), Amman Stock Exchange, Brussels Stock Exchange and Cairo Stock Exchange, those companies’ being quoted;

- the others subsidiaries are not significant compared to Orange financial data. Consequently, financial information is not presented for these subsidiaries in Orange’s consolidated financial statements.

 The Group’s main consolidated entities are presented by operating segment in the table below.

Company Orange SA	Parent company	Country France
Main consolidated entities
France Segment	% Interest	Country
Orange SA - Business Unit France	100.00	France
Orange Cara-be	100.00	France
Spain Segment	% Interest	Country
Orange Espagne	100.00	Spain
Jazz Telecom S.A.U.	100.00	Spain
Polska Segment	% Interest	Country
Orange Polska and its subsidiaries	50.67	Poland
Belgium and Luxembourg Segment	% Interest	Country
Mobistar	52.91	Belgium
Orange Communications Luxembourg	52.91	Luxembourg
Central European Countries Segment	% Interest	Country
Orange Moldova	94.35	Moldava
Orange Romania	97.74	Romania
Orange Slovensko	100.00	Slovakia
Africa & Middle East Segment	% Interest	Country
Orange Cameroon	94.40	Cameroon
Orange RDC	100.00	Democratic Republic of the Congo
ECMS and its subsidiaries	98.92	Egypt
Orange Guinée (2)	38.17	Guinea
Orange Bissau (2)	38.10	Guinea-Bissau
Orange Côte d’Ivoire	85.00	Ivory Coast
Côte d’Ivoire Telecom (1)	45.90	Ivory Coast
Jordan Telecom and its subsidiaries	51.00	Jordan
Orange Mali (2)	29.65	Mali
Medi Telecom	49.00	Marocco
Sonatel (2)	42.33	Senegal
Sonatel Mobiles (2)	42.33	Senegal
Entreprise Segment	% Interest	Country
Orange SA - Business Unit Entreprise	100.00	France
GlobeCast Holding and its subsidiaries	100.00	France
Network Related Services and its subsidiaries	100.00	France
Orange Business Services Participations and its subsidiaries	100.00	United Kingdom
International Carriers & Shared Services Segment	% Interest	Country
Orange SA - Business Unit OI&SP	100.00	France
FT IMMO H and its subsidiaries	100.00	France
FT Marine and its subsidiaries	100.00	France
Orange Studio and its subsidiaries	100.00	France
OCS	100.00	France
Orange Brand Services	100.00	United Kingdom

(1) Orange SA owns and controls 90% of FCR Côte d’Ivoire, which owns and controls 51% of Côte d’Ivoire Telecom.

(2) Orange SA controls Sonatel and its subsidiaries,which are fuly consolidated, under the terms of the shareholders’ agreement as supplemented by the Strategic Committee Charter dated July 13, 2005. Orange SA owns and controls 100% de FCR, which owns and controls 42,33% of Groupe Sonatel.

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Note 17 Fees paid to statutory auditors

As required by Decree no. 2008-1487 of December 30, 2008, the following table shows the amount of fees of the auditors of the parent company included in the consolidated income statement for the year for the fully consolidated subsidiaries.

		Audit					Other services rendered by auditors’ networks to fully- consolidated
			Statutory audit fees, certification, auditing of the accounts		Ancillary assignments and services directly linked to the statutory auditors’ mission	Sub-total
(in millions of euros)			o/w issuer		o/w issuer			Total
EY
2015	%	9.3 91%	4.9 48%	0.5 5%	0.1 1%	9.8 95%	0.5 5%	10.3 100%
2014		14.2	7.3	0.3	0.1	14.5	0.4	14.9
	%	95%	49%	2%	1%	97%	3%	100%
2013		14.6	7.5	0.8	0.0	15.4	0.1	15.5
	%	94%	48%	5%	0%	99%	1%	100%
KPMG
2015	%	8.7 96%	5.4 59%	0.4 5%	0.2 2%	9.1 100%	0.0 0%	9.1 100%
Deloitte
2014		12.4	7.6	0.2	0.1	12.6	0.3	12.9
	%	96%	59%	2%	1%	98%	2%	100%
2013		13.0	7.8	0.5	0.4	13.5	0.1	13.6
	%	96%	58%	3%	2%	99%	1%	100%

All services provided by the statutory auditors in 2013, 2014 and 2015 were approved, in accordance with approving rules adopted by the Audit Committee in 2003 and updated in October 2013. During this period, no tax service has been rendered to the Group by the networks of auditors of the parent company.

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4.1.2    Critical accounting policies and estimates

In accordance with the applicable rules in the European Union (EU), Orange (hereafter called the “Group”) prepares its consolidated financial statements in accordance with IFRS as published by the IASB, and bases its discussion and analysis of its financial condition and results of operations on these consolidated financial statements.

Basis of preparation

Although IFRS as issued by the IASB constitute a full set of accounting principles, it should nevertheless be noted that reported performance and comparability among companies reporting under IFRS can be affected by the following items:

- exemptions under IFRS 1 to the retrospective application of IFRS when transitioning from previous local GAAPs to IFRS, such as electing not to restate business combinations prior to the transition date, recognition in equity of actuarial gains and losses on employee benefits measured at the transition date, transfer of all cumulative translation differences to other comprehensive income at the transition date;

- alternatives allowed by various IFRS standards, such as: for each business combination since 2010, the measurement of the non-controlling interest in the acquiree either at fair value (full goodwill method) or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets (goodwill only attributable to the controlling interest acquired);

- IFRS do not have a specific standard or interpretation for the accounting of commitments to purchase non-controlling interests, mainly with respect to the accounting for the subsequent remeasurement of the carrying amount of the related financial liability. In such circumstances, the Group - like other preparers - has to define its own accounting policy in accordance with paragraphs 10 to 12 of IAS 8 until the issuance of new standards and interpretations by the IASB or the IFRS IC;

- IFRS does not provide for detailed guidance as to the form and content of the consolidated income statement but does include a standard on financial statements presentation.

The Group’s reported financial condition and results of operations are thus sensitive to the selection and application of the accounting policies and the judgment and other uncertainties affecting the application of those policies.

Note 1.2 Basis of preparation of the 2015 consolidated financial statements and the accounting policies integrated in each Note to the consolidated financial statements describe in more detail the basis of preparation of the consolidated financial statements.

Use of estimates and judgment

The Group’s reported financial condition and results of operations are also sensitive to judgment, assumptions and uncertainties underlying the estimates made. These estimates may be revised if the underlying circumstances evolve or in light of new information or experience. Consequently, estimates made as of December 31, 2015 may be changed subsequently.

Note 1.4 Use of estimates and judgment of the consolidated financial statements describes in more detail the items that are the most affected by judgment, assumptions and uncertainties and refers to the notes which detail these judgment, assumptions and uncertainties and which provide some disclosures (if any) about the sensitivity underlying these estimates.

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4.2  Statutory auditor’s report on the consolidated financial statements

Year ended December 31, 2015

To the Shareholders,

In compliance with the assignment entrusted to us by your annual general meeting, we hereby report to you, for the year ended December 31, 2015, on:

- the audit of the accompanying consolidated financial statements of Orange SA;

- the justification of our assessments;

- the specific verification required by law.

These consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these consolidated financial statements based on our audit.

I. Opinion on the consolidated financial statements

We conducted our audit in accordance with professional standards applicable in France; those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit involves performing procedures, using sampling techniques or other methods of selection, to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made, as well as the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the consolidated financial statements give a true and fair view of the assets and liabilities and of the financial position of Orange as at December 31, 2015 and of the results of its operations for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union.

II. Justification of our assessments

In accordance with the requirements of Article L. 823-9 of the French Commercial Code (Code de commerce) relating to the justification of our assessments, we bring to your attention the following matters:

As described in Note 1.4 to the consolidated financial statements, Orange S.A.’s management makes assumptions and estimates that may affect several items recorded in the financial statements. This note also states that estimates made at December 31, 2015 may subsequently be changed if the underlying circumstances evolve or in the light of new information or experience. In the context of our audit of the consolidated financial statements, we have considered that, among the accounts that are subject to significant accounting estimates for which our assessments may be explained, are those relating to goodwill, other intangible assets, deferred tax assets and provisions related to litigations.

We have notably:

- with respect to goodwill and other intangible assets, assessed the data and the assumptions on which management’s estimates are based, and more specifically cash flow projections prepared by the Company’s operational management, as described in Note 6.3 to the consolidated financial statements. We have also reviewed the calculations made by Orange S.A. and the sensitivity of the main recoverable values presented in Note 6.4 to the consolidated financial statements, compared accounting estimates made for prior periods with actual results, and reviewed the management approval procedures of these estimates;

- with respect to deferred tax assets recognized in respect of tax losses carried forward, verified that the recognition criteria were met and assessed the assumptions underlying the taxable income forecasts and the resulting consumption of tax losses carried forward. We have also ensured that Note 8 to the consolidated financial statements provides an appropriate disclosure;

- with respect to litigations, assessed the basis upon which Orange S.A.’s positions are based, including review of estimates for provisions accounted for. We also reviewed the disclosures relating to risks and litigations in notes 8.2 and 14 to the consolidated financial statements and examined management’s approval procedures for such estimates.

These assessments were made as part of our audit of the consolidated financial statements taken as a whole, and therefore contributed to the opinion we formed which is expressed in the first part of this report.

III. Specific verification

As required by law we have also verified, in accordance with professional standards applicable in France, the information presented in the group’s Management Report.

We have no matters to report as to its fair presentation and its consistency with the consolidated financial statements.

Paris-La Défense, February 16, 2016
The statutory auditors French original signed by

KPMG SA                         Ernst & Young Audit
Marie Guillemot           Charles-Emmanuel Chosson

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4.3  Analysis of the Group’s financial position and earnings

This section contains forward-looking statements about Orange. These forward-looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from the results anticipated in the forward-looking statements. The most significant risks are described in Section 2.4 Risk factors. See also the section on Forward-looking statements at the beginning of the Registration Document.

The following comments are based on the consolidated financial statements prepared in accordance with IFRS (International Financial Reporting Standards, see Note 1 to the consolidated financial statements). Reported EBITDA, restated EBITDA, CAPEX and the restated net financial debt/EBITDA ratio and data on a comparable basis are financial aggregates not defined by IFRS. For further information on the calculation of these aggregates and the reasons why the Orange group uses them, see Section 4.3.5 Financial aggregates not defined by IFRS and Section 8 Financial glossary.

The operating segments are described in Section 4.3.3 Analysis by operating segment. Information by segment is now provided separately for the Europe region with its operating segments (Spain, Poland, Belgium & Luxembourg and the Central European countries) and the Africa & Middle East region. This new presentation does not affect the definition of the operating segments. Unless otherwise specified, data on segments presented in the following sections are understood to be prior to elimination of inter-segment transactions.

The transition from data on a historical basis to data on a comparable basis for the 2014 and 2013 fiscal years is set out in Section 4.3.5.1 Data on a comparable basis.

The changes presented in the following sections are calculated based on data in thousands of euros, although displayed in millions of euros.

4.3.1    Overview

4.3.1.1   Financial data and employee information

Operating data

	2015	2014	2014	Chg. (in %)	Chg. (in %)	2013
(at December 31, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis	data on a historical basis
Revenues	40,236	40,283	39,445	(0.1)%	2.0%	40,981
Reported EBITDA (1)	11,277	11,014	11,112	2.4%	1.5%	12,235
Reported EBITDA/Revenues	28.0%	27.3%	28.2%			29.9%
Operating income	4,742	4,331	4,571	9.5%	3.7%	5,333
Operating income/Revenues	11.8%	10.8%	11.6%			13.0%
CAPEX (1)	6,486	5,935	5,636	9.3%	15.1%	5,631
CAPEX/Revenues	16.1%	14.7%	14.3%			13.7%
Telecommunication licenses	1,285	483	475	166.1%	170.6%	486
Investments financed through finance leases	43	98	87	(56.5)%	(51.2)%	95
Average number of employees (full-time equivalents) (2)	144,499	150,430	151,638	(3.9)%	(4.7)%	159,515
Number of employees (active employees at end of period) (2)	156,191	159,431	156,233	(2.0)%	(0.0)%	165,488

(1) See Section 4.3.5 Financial aggregates not defined by IFRS and Section 8 Financial glossary.

(2) See Section 8 Financial glossary.

Restated operating data

	2015	2014	2014	Chg. (in %)	Chg. (in %)	2013
(at December 31, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis(1)	data on a historical basis	data on a historical basis
Restated EBITDA (1)	12,426	12,417	12,190	0.1%	1.9%	12,649
Restated EBITDA/Revenues	30.9%	30.8%	30.9%			30.9%

(1)                                                                             See Section 4.3.5 Financial aggregates not defined by IFRS and Section 8 Financial glossary.

ORANGE / 2015 REGISTRATION DOCUMENT - 179

Net income

	2015	2014	2013
(at December 31, in millions of euros)		data on a historical basis	data on a historical basis
Operating income	4,742	4,571	5,333
Finance costs, net	(1,583)	(1,638)	(1,750)
Income tax	(649)	(1,573)	(1,405)
Consolidated net income after tax of continuing operations	2,510	1,360	2,178
Consolidated net income after tax of discontinued operations (1)	448	(135)	(45)
Consolidated net income after tax	2,958	1,225	2,133
Net income attributable to owners of the parent	2,652	925	1,873
Non-controlling interests	306	300	260

(1) Corresponding i) in 2015, to the dividends received from EE for 446 million euros, the tax effect of hedging the EE securities and disposal costs, and ii) in 2014, to Orange’s share in EE’s net income (see Section 4.3.1.4 Significant events).

Net financial debt

	2015	2014	2013
		data on a historical basis	data on a historical basis
(at December 31, in millions of euros)
Net financial debt (1)	26,552	26,090	30,726

(1) See Section 4.3.5 Financial aggregates not defined by IFRS, Section 8 Financial glossary and Note 10.2 to the consolidated financial statements.

For further information on the risks relating to the Orange group’s financial debt, see Section 2.4.3 Financial risks.

4.3.1.2   Summary of 2015 results

Revenues totaled 40,236 million euros in 2015, up 2.0% on a historical basis compared with 2014. On a comparable basis, revenues were virtually stable between 2014 and 2015 (down 0.1%), after a 2.5% fall between 2013 and 2014, and a 4.5% fall between 2012 and 2013. On a comparable basis, quarterly revenues were up for the second consecutive quarter (up +0.1% in the fourth quarter of 2015, after rising 0.5% in the third quarter of 2015), driven by the positive performance of France and the European region, while business remained strong in Africa & Middle East. In addition, Enterprise services confirmed the stabilization trend observed in the previous two quarters.

Commercial activity was very satisfactory throughout 2015, with a fourth quarter that follows the good results of previous quarters. At December 31, 2015, 4G plans had close to 18 million customers in Europe (corresponding to a 2.3x increase in one year). Fiber optic plans had 1.9 million customers (corresponding to a 2.7x increase in one year). In France, 4G plans had 8.0 million customers at December 31, 2015. Fixed-line broadband services totaled 10.7 million customers at the same date, driven by fiber optic offers with 960,000 customers at December 31, 2015. In Spain, 4G plans grew strongly, with 5.1 million customers at December 31, 2015. There were 809,000 fiber customers at this date. In Poland, the number of mobile customers was 15.9 million at December 31, 2015, up 1.8% year-on-year. In Africa & Middle East, the mobile customer base continued to grow strongly, totaling 110.2 million customers at December 31, 2015 (up 4.1% year-on-year on a comparable basis), and Orange Money had 16.4 million customers at this date (up 31% year-on-year on a comparable basis).

Restated EBITDA was 12,426 million euros in 2015, ahead of the 2015 target[8]. With a 0.1% increase over 2014 on a comparable basis, the Group stabilized restated EBITDA a year ahead of the trajectory in the Essentials2020 strategic plan. On a comparable basis, restated EBITDA was thus stable between 2014 and 2015 (up 0.1%), after a 2.5% fall between 2013 and 2014, and a 7.5% fall between 2012 and 2013. The ratio of restated EBITDA to revenues, at 30.9% in 2015, also improved 0.1 percentage points compared with 2014. Cost structure optimization continued, with a 57 million euro reduction in operating expenses included in the restated EBITDA figure between 2014 and 2015, on a comparable basis.

CAPEX totaled 6,486 million euros in 2015, up 15.1% on a historical basis and 9.3% on a comparable basis, compared with 2014. The ratio of CAPEX to revenues was 16.1% in 2015, up 1.8 percentage points on a historical basis and 1.4 percentage points on a comparable basis, compared with 2014. In line with the Essentials2020 strategic plan, investments in fiber optic in Europe grew strongly (up 55% over 2014 on a comparable basis), especially in France. Investment in mobile networks remained strong, with the upgrading of mobile access networks and the continued deployment of 4G.

Consolidated net income came to 2,958 million euros, a 1,733 million euro increase over 2014, mainly due to lower corporate income taxes, higher consolidated net income after tax of discontinued operations relating to EE (see Section 4.3.1.4 Significant events) and improvement in operating income.

Net income attributable to owners of the parent grew almost threefold to 2,652 million euros in 2015, compared with 925 million euros in 2014.

Net financial debt was 26,552 million euros at December 31, 2015, up by 462 million euros compared to December 31, 2014. The restated ratio of net financial debt to EBITDA stood at 2.01 at December 31, 2015, compared to 2.09 at December 31, 2014, in line with the medium-term objective of around 2.

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4.3.1.3   Impact of regulatory rate changes

The fall in call termination and roaming prices continued in 2015 in almost all European countries where the Group operates. The effect of the fall in regulated prices was however substantially lower in 2015 than in 2014. In 2015, cuts in regulated prices reduced mobile and fixed-line telephony revenues by 154 million euros (364 million euros in 2014), and Reported EBITDA by 93 million euros (127 million euros in 2014).

The regulations governing the operations of the Orange group are described in Section 2.2 Regulations. For further information on the risks relating to regulations, see Section 2.4.2 Legal risks.

4.3.1.4   Significant events

Economic growth in the European countries where Orange operates improved in 2015, even though overall it remained subdued. However, macroeconomic growth was stronger in Africa and the Middle East.

Competition continues to be fierce in all markets, in Europe, in Africa and the Middle East in the telecommunications and enterprise services sectors. Traditional price drops, through customer tariff repositioning, however, have been losing momentum compared with the previous two years and have been increasingly replaced by targeted, time-limited, aggressive promotions. In Europe, the growth of entry-level and SIM-only offers has slowed down, while attractively-priced convergence offers continued.

Against this background, Orange relies on the rollout of Essentials2020 to stand out through investments and service quality. Moreover, the Group extended its operational efficiency and cost control programs and continued to adjust its asset portfolio.

Essentials2020, Orange’s new strategic plan

In March 2015, Orange presented its new strategic plan to 2020, called Essentials2020. This plan builds on the Conquests 2015 plan launched in 2010.

It is based on five drivers:

- offering richer connectivity: prioritizing investments based on their impact on the customer experience; expanding high-speed fixed broadband; expanding high-capacity mobile service; continuing to upgrade the networks; promoting a richer content experience. Accordingly, Orange will invest more than 15 billion euros in its networks from 2015 to 2018, in particular to maintain its leadership position in high-speed broadband;

- reinventing the customer relationship: simplifying customer interactions with more personalized offers and services that meet customer needs; digitalizing the customer relationship; revamping sales areas; launching Services First;

- building a people-oriented and digital employer model: securing the skills needed for tomorrow; developing collective agility; fostering individual commitment;

- accompanying the digital transformation of business customers;

- and diversifying by capitalizing on its assets: Orange has decided to concentrate on two fields in which it has legitimacy and where it can capitalize on its assets: connected objects and mobile financial services. The Group has set an ambitious objective for these new disciplines: surpassing the billion-euro revenue mark in 2018.

To support these new services, Orange continues to innovate, leveraging its own resources and by following an Open Innovation approach.

The components of these five levers, as well as the plan’s ambitions and financial objectives are presented in Section 2.3 Orange group’s strategy.

Investment in networks

The rollout of networks providing broadband and high-speed broadband Internet access is one of the five levers of the Essentials2020 strategic plan.

Acquisition of 4G mobile frequencies in France and Poland

In France, Orange was awarded two 5 MHz frequency blocks in the 700 MHz band at a cost of 954 million euros in November 2015. Orange was thus able to further consolidate its leadership, having the broadest frequency portfolio in the French market with over 90 MHz in frequencies in total. In addition, with this acquisition, Orange is now the only operator with 30 MHz of low-range frequencies (so-called “golden frequencies”). Low-range frequencies have excellent propagation qualities and are vital to Orange’s Essentials2020 plan to improve the customer experience in an environment marked by exponential traffic growth (see Notes 7 and 13.1 to the consolidated financial statements).

In Poland, in October 2015, Orange was awarded two 5 MHz frequency blocks in the 800 MHz band and three 5 MHz frequency blocks in the 2,600 MHz band, for use by the high-capacity mobile broadband network (4G) at a cost of 3,168 million zloty (approximately 700 million euros). The licenses were granted to Orange Polska in January 2016 (see Note 15 to the consolidated financial statements).

Rollout of high capacity broadband mobile networks (4G and 4G+)

Orange is investing heavily to deploy its 4G and 4G+ networks in France. At December 31, 2015 the 4G network covered 80% of the French population, and the number of customers has more than doubled to reach 8.0 million 4G customers. In addition, Orange is accelerating its rollout of 4G+ (LTE Advanced) offering speeds of up to 220 Mbits/s, twice as fast as a conventional 4G connection. 4G+ technology was operational in 38% of 4G sites installed in France at the end of December 2015.

In Spain, the 4G network covered 85% of the population and 1,300 cities at December 31, 2015. At December 31, 2015, Orange had 5.1 million 4G customers in Spain, an additional 2.8 million new customers in a year. Orange’s ambition is to continue rolling out its 4G network to cover 95% of the Spanish population by 2017.

In Poland, rollout of the 4G network continues with 84% of the population covered by co-deployment at December 31, 2015. There are plans to deploy many sites in the next few years as part of the program to share network access infrastructure with the carrier T-Mobile and thereby increase coverage. At December 31, 2015, Orange had 2.0 million 4G customers in Poland.

In Belgium, the Mobistar group provided 4G coverage to 99% of the population at December 31, 2015 and is gradually rolling out 4G+ technology. In Luxembourg Mobistar offered 90% of the population 4G coverage and 66% 4G+.

In the Central European countries, 4G deployment progresses apace, particularly in Romania (Orange is the market leader covering 72% of the population at December 31, 2015 and the 4G+ network is currently being rolled out), in Slovakia (65% of the population covered at December 31, 2015) and in Moldova (84% of the population covered at December 31, 2015).

In Africa & Middle East, 4G technology is available in Mauritius, and 2015 was marked by the commercial launch of 4G offerings in Botswana, Jordan, Morocco, Guinea Bissau and Cameroon.

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Deployment of very high-capacity fixed broadband networks (vDSL and FTTH)

In France, Orange surpassed mark of one million fiber optic customers in January 2016. The sustained pace of its rollout means the Group had 5.1 million households with the ability to connect to fiber optic (FTTH) at December 31, 2015 (up 39% year-on-year) in over 800 municipalities in metropolitan France and in French overseas departments. Orange’s objective is to reach 12 million connectable households by 2018 and 20 million by 2022 (when the French high speed broadband plan will be completed). Orange plans to deploy fiber in 3,600 municipalities by 2022, including large and medium-size cities, corresponding to almost 60% of French households. As part of its Essentials2020 strategic plan, Orange aims to triple its investment in fiber optic in France by 2020. Accordingly, 3 billion euros will be invested in fiber optic over the 2015 -2018 period. In addition, Orange proposes a range of alternatives in regions that are not suited for fiber optic coverage to support the shift to high speed broadband in cooperation with local authorities, by modernizing the copper network but also with other options such as satellite.

In Spain, following the acquisition of Jazztel (see Change in asset portfolio below), Orange had 6.8 million fiber optic connectable homes at December 31, 2015, 1.5 million of which in partnership with Vodafone. In November 2015, the Group set its deployment targets even higher (through several channels, including its own installations). Orange aims to connect 10 million households to fiber optic in 2016, and 14 million by late 2020, covering 80% of all Spanish cities with more than 20,000 residents. Orange had 809,000 fiber optic customers in Spain at December 31, 2015.

In Poland, the Group has invested in high speed broadband by implementing an ambitious investment plan to support its convergence strategy. Rollout continues to extend vDSL geographical coverage (more than 4.7 million eligible lines at December 31, 2015), and the first deployments of fiber optic (717,000 connectable households at December 31, 2015).

In Slovakia, Orange has already connected more than 342,000 households to fiber optic at December 31, 2015.

Expansion of mobile financial services and connected objects.

Mobile financial services and connected objects are a major point of diversification for the Group and one of the five levers of its Essentials2020 strategic plan. Orange develops financial services in three categories, based on market and usage: mobile payment, mobile money and mobile banking, which enable payments and secure money transfers or can give access to consumer credit. In the connected objects segment, Orange has decided to invest in a dedicated, long-range, low-power network and has designed its end-to-end offering to enable businesses to define and implement their Internet of Things (IoT) strategy.

Groupama and Orange enter into exclusive negotiations to create Orange Banque

In January 2016, Groupama and Orange announced their entry into exclusive negotiations to establish a partnership aimed at creating a new banking model that will allow Orange to complete its diversification into banking services and Groupama to strengthen its online banking activities. These negotiations may lead to the acquisition of 65% of Groupama Banque by Orange which will then benefit from an already tested and fully operational infrastructure when Orange Banque is launched.

Groupama Banque has positioned itself as a multi-channel bank since its establishment. Orange will leverage its digital know-how to develop a 100% mobile offer tailored to the usage needs of the two partners’ customers. The alliance with Orange will reduce the time required to launch innovative banking offers. They will be developed through the Orange network of Orange stores and Groupama and Gan branches.

Orange Banque is expected to be launched in early 2017 in France and then in other European markets such as Spain or Belgium. The services offered will include daily banking, savings, credit and insurance activities.

Launch of Orange Cash in France

Following the success of Orange Money in Africa and the Middle East (16 million customers at December 31, 2015), the launch of Orange Finanse in Poland in October 2014, and of Orange Cash in Spain in February 2014, Orange mobile financial services are now available throughout metropolitan France. After its launch in five cities in 2014, Orange confirmed its commitment to the mobile payment business by expanding the availability of Orange Cash to cover all of metropolitan France, in partnership with Visa, in October 2015.

Orange Cash is the first NFC (Near Field Communication) prepaid mobile payment solution offered in France by a mobile operator.

Deployment of an Internet of Things network in France

In addition to its mobile networks, in September 2015 Orange announced investments in an LPWA network (Low Power Wide Area, a network to enable exchanges between small connected objects not connected to the power grid, requiring low-power connectivity and low costs). Orange has chosen LoRa (Long Range) technology to roll out this network, which will be operational from the first quarter of 2016 and will then gradually be deployed across France.

Orange, which has been a player in the M2M (Machine to Machine) business for almost 10 years now with its 2G/3G/4G networks, thus completes its connectivity offering and starts building the future of IoT with this network. Orange is also continuing its work to standardize future mobile (2G/4G) IoT networks, which will become operational in 2017, and for 5G technology by 2022.

Innovating the customer relationship with the opening of the first Smart Stores

In 2015, Orange laid the foundations for reinventing the customer relationship, in particular with the opening of the first 21 Smart Stores in France, Romania, Poland, Moldova, Jordan and Tunisia. Smart Stores have been designed to meet changing usage needs through themed environments that bring together trendy design and conviviality and facilitate interactivity, as a direct connection to the five levers of the Group’s Essentials2020 strategic plan.

Approximately 250 Smart Stores are expected to open in 11 countries in Europe, in Africa and the Middle East. The Group’s ambition is that by 2018, 20% of Orange’s stores will be Smart Stores in France and in Europe.

New generation agreement for 2016-2018

Building a people-oriented and digital employer model by securing the skills needed for tomorrow, developing collective agility, and fostering individual commitment is one of the priorities of the Essentials2020 strategic plan.

In December 2015, Orange signed a new intergenerational agreement with French trade unions, covering the integration of young people, recruitment, retention of seniors in employment and knowledge transfer. The agreement confirms the Group’s policies for employment, the integration of young people, preparation for retirement, and knowledge and skills transfer from an intergenerational perspective.

The Group continued its policy to support young people, committing to always having 4,300 employees on work-study contracts. An ambitious plan to hire 6,000 employees under 3 year permanent contracts, in particular young people previously on work-study contracts, is one of the intergenerational agreement’s strong commitments. Systems for the transfer of skills and knowledge are being designed through initiatives presented on site and shared on Plazza, the internal corporate social network.

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Digital innovation

To ensure the success of its new strategic plan, Orange relies in particular on innovation, building on its own resources and its open innovation campaign, notably with the establishment of Orange Digital Ventures, a division investing in start-ups, in early 2015. Orange Digital Ventures’ mission is to provide financial support to start-ups working on groundbreaking, innovative technology or new business models, in the first stages of their development. This investment division has already provided funds to seven start-ups since being established.

This new system strengthens Orange’s existing open innovation initiatives, such as Orange Fab, thus providing young businesses with support in every stage of their development. Orange Fab was launched in Spain in July 2015. The start-up acceleration program, created in 2013 in the Silicon Valley, is now present on four continents through ten Orange Fab programs.

Improving operational efficiency, with the Explore2020 program

As part of the Essentials2020 strategic plan, Orange will pursue its operational efficiency program Explore2020 (formerly Chrysalid), with the same level of ambition in 2015-2018 as in the 2011-2014 period. The goal is, on the one hand, to extend existing programs and, on the other, to launch new initiatives. The aim is to identify all areas in which the Group can improve its operational efficiency and optimize its practices, with a view to sharing best practices across countries and controlling expenditures throughout the Group. The objective is to reach 3 billion euros of gross savings by the end of 2018, thereby contributing to controlling the projected increase in operational expenses. In 2015, Explore2020 generated gross savings of 953 million euros. This amount related to both operating expenses included in Reported EBITDA, of 699 million euros, and CAPEX, of 254 million euros.

Preliminary talks with Bouygues for a potential alliance with Bouygues Telecom

In January 2016, Orange confirmed that it had resumed preliminary discussions with the Bouygues Group with the aim of a business combination with Bouygues Telecom. These talks do not follow a specific timetable or predefined terms.

The Group explores available opportunities in the French telecommunications market, keeping in mind that its investments and positioning afford it complete independence.

Orange will act solely in the interests of its shareholders, employees and customers, and will be particularly attentive to the value created by such a project.

For more information, see Section 4.4 Recent events.

Change in asset portfolio

In 2015, the Group completed the acquisition of Jazztel in Spain. In Africa and the Middle East, Orange gained control of Médi Telecom in Morocco and acquired shares and additional voting rights in ECMS in Egypt. Furthermore, the agreements signed in early 2016 to acquire several entities in Africa are part of Orange’s international expansion strategy, aimed at accelerating its growth through penetration of new high potential, emerging markets. With these transactions, Orange will cover 23 countries in Africa and the Middle East in 2016.

In terms of disposals, Orange and Deutsche Telekom completed the sale of their stake in EE (their joint venture in the United Kingdom) in January 2016. In 2015, Orange also sold 90% of its stake in Dailymotion, 100% of its stake in mobile subsidiary Orange Armenia, and signed an agreement to sell its entire stake in Telkom Kenya. These disposals reflect Orange’s continued effort to optimize its asset portfolio.

100% acquisition of Jazztel in Spain

As announced in September 2014, Orange acquired 100% of the share capital of Jazztel Plc, the owner of the operator Jazz Telecom S.A.U. in Spain, between July and August 2015, for 3,306 million euros net of cash acquired. Following a friendly takeover bid, Orange initially acquired 94.75% of Jazztel in 2015 for 3,179 million euros. Then, exercising its squeeze-out rights, Orange acquired the remaining 5.25% of Jazztel in August 2015 for 176 million euros (see Note 2.2 to the consolidated financial statements).

With this acquisition, Orange becomes the second biggest fixed-line broadband operator and one of the most dynamic players in the mobile telephony in Spain, thereby accelerating the movement of its customers towards convergence offers. In a recovering economic environment, the acquisition should allow Orange to step up its growth in a highly competitive market.

Takeover of Médi Telecom in Morocco

In accordance with the agreements signed in December 2010 and following the exercise of its call option, the Group acquired 9% of Médi Telecom in July 2015 for 80 million euros and now holds 49% of its share capital and 50.1% of its voting rights. Orange’s stake in Médi Telecom has been fully consolidated since July 1, 2015 (see Note 2.2 to the consolidated financial statements).

Acquisition of 5% of ECMS in Egypt

In February 2015, Orange exercised its call option under the agreements signed in April 2012 and acquired all shares held by OTMT (Orascom Telecom Media and Technology) in ECMS (Egyptian Company for Mobile Services), a company listed on the Egyptian stock market operating under the Mobinil brand. The transaction was worth 210 million euros and takes Orange’s stake in ECMS from 93.92% to 98.92% (see Note 2.2 to the consolidated financial statements).

Agreement to acquire 100% of Cellcom in Liberia

In January 2016, Orange announced the conclusion of an agreement with Cellcom Telecommunications to acquire, through its subsidiary Orange Côte d’Ivoire, 100% of Cellcom, the second largest mobile operator in Liberia (by number of customers at the end of October 2015), with the strongest market momentum. The completion of this transaction remains subject to the approval of the relevant authorities (see Note 15 to the consolidated financial statements).

Agreement to acquire 100% of Bharti Group’s two subsidiaries in Burkina Faso and Sierra Leone

In January 2016, Orange and Bharti Airtel International (“Airtel”) announced that they signed an agreement for the acquisition by Orange of 100% of Airtel’s two subsidiaries in Burkina Faso and Sierra Leone. The two companies have consolidated revenues of approximately 275 million euros. Orange will carry out these transactions in partnership with its subsidiaries in the Ivory Coast and Senegal. The completion of this transaction remains subject to the approval of the relevant authorities (see Note 15 to the consolidated financial statements).

Agreement to acquire 100% of Tigo in the Democratic Republic of the Congo

In February 2016, Orange announced it had signed an agreement with the Millicom Group to acquire 100% of Tigo in the Democratic Republic of the Congo. The transaction is subject to the approval of the relevant authorities (see Note 15 to the consolidated financial statements).

Sale of 50% of EE

In accordance with the agreement signed in February 2015, Orange and Deutsche Telekom completed in January 2016 the sale to BT Group of 100% of EE, their joint venture in the United Kingdom, which they previously held 50/50.

Prior to this transaction, Orange received a dividend of 132 million pounds sterling (approximately 173 million euros) in January 2016.

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On completion, Orange received 3.4 billion pounds sterling (4.5 billion euros) in cash and an equity stake of 4% stake in BT Group valued at 1.9 billion pounds sterling (2.5 billion euros) at the opening share price of January 29, 2016. This amount will be adjusted in relation to the amount of EE’s net debt, working capital requirement and capital expenditure at January 29, 2016. This adjustment will be determined during the first half of 2016.

At December 31, 2015, the EE joint venture is considered as a discontinued operation. As a result, the share of EE’s net assets along with the effects of the revaluation of the hedged portion of the securities have been presented under “assets held for sale” in the consolidated statement of financial position since December 31, 2014. In the Group’s consolidated income statement, these effects are neutralized taking into account the hedging in place, and the “consolidated net income after tax of discontinued operations” related i) in 2015, to the dividends received from EE for 446 million euros, the tax effect of the hedging of EE securities and the disposal costs, and ii) in 2014, to Orange’s share in EE’s net income (see Notes 2.2 and 13.2 to the consolidated financial statements).

Sale of 90% of Dailymotion

In 2015, Orange disposed of 90% of Dailymotion to Vivendi for 238 million euros (net of disposal costs and cash transferred), in two stages: 80% or 217 million euros in June 2015, and 10% for 29 million euros in July 2015. The gain recorded on the disposal amounted to 170 million euros at December 31, 2015. Orange maintains a 10% stake in Dailymotion as non-consolidated investment securities (see Note 2 to the consolidated financial statements).

Sale of 100% of Orange Armenia

In August 2015, Orange announced the sale of 100% of its mobile subsidiary Orange Armenia to Ucom, an Armenian Internet service provider.

Agreement to dispose of 70% of Telkom Kenya

In November 2015, Orange announced that it had signed an agreement with Helios Investment Partners for the disposal of its entire equity interest of 70% in Telkom Kenya. The completion of this transaction remains subject to the approval of the relevant authorities. Orange’s stake in Telkom Kenya has been proportionally consolidated since 31 December 2014. At December 31, 2015, the sold assets are now presented under assets held for sale with a carrying value of zero (see Note 2.2 to the consolidated financial statements).

4.3.1.5   Economic and political risks in sensitive areas

Orange has invested in the Middle East, North Africa and Sub-Saharan Africa, and owns subsidiaries and investments in these regions. Certain countries (notably Egypt, Iraq, Jordan, Mali, Niger, the Democratic Republic of the Congo, the Central African Republic and Tunisia) continue to suffer political or economic instability that could affect the activity and results of Group subsidiaries and holdings, and may continue to affect them in the future. In some cases, these situations have led the Group to book impairments on its assets (see Notes 6, 7 and 9 to the consolidated financial statements).

For further information on these risks, see Section 2.4 Risk factors.

4.3.2    Analysis of the Group’s income statement and capital expenditures

4.3.2.1   From Group revenues to Reported EBITDA

(at December 31, in millions of euros)	2015	2014	2014	Chg. (in %)	Chg. (in %)	2013
		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis	data on a historical basis
Revenues	40,236	40,283	39,445	(0.1)%	2.0%	40,981
External purchases (2)	(17,697)	(17,741)	(17,251)	(0.2)%	2.6%	(17,965)
Other operating income and expense (2)	(484)	(174)	(182)	179.1%	165.1%	179
Labor expenses (2)	(9,032)	(9,137)	(9,066)	(1.1)%	(0.4)%	(9,019)
Operating taxes and levies (2)	(1,783)	(1,795)	(1,795)	(0.7)%	(0.6)%	(1,717)
Gains (losses) on disposal	235	50	430	368.0%	(45.3)%	119
Restructuring costs and similar items	(198)	(472)	(469)	(58.1)%	(57.8)%	(343)
Reported EBITDA	11,277	11,014	11,112	2.4%	1.5%	12,235

(1) See Section 4.3.5.1 Data on a comparable basis.

(2) See Section 8 Financial glossary.

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4.3.2.1.1   Revenues

Change in revenues

Revenues (2)	2015	2014	2014	Chg. (in %)	Chg. (in %)	2013
(at December 31, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis	data on a historical basis
France	19,141	19,304	19,304	(0.8)%	(0.8)%	20,018
Europe	9,963	10,139	9,799	(1.7)%	1.7%	10,763
Spain	4,253	4,355	3,876	(2.3)%	9.7%	4,052
Poland	2,831	2,914	2,918	(2.9)%	(3.0)%	3,079
Belgium & Luxembourg	1,235	1,249	1,249	(1.1)%	(1.1)%	1,462
Central European countries	1,648	1,625	1,760	1.4%	(6.3)%	2,175
Intra-Europe eliminations	(4)	(4)	(4)			(5)
Africa & Middle East	4,899	4,659	4,286	5.1%	14.3%	4,062
Enterprise	6,405	6,465	6,299	(0.9)%	1.7%	6,513
International Carriers & Shared Services	1,915	1,845	1,894	3.8%	1.1%	1,793
Intra-group eliminations	(2,087)	(2,129)	(2,137)			(2,168)
Total Group	40,236	40,283	39,445	(0.1)%	2.0%	40,981

(1) See Section 4.3.5.1 Data on a comparable basis.

(2) See Segment information in the consolidated financial statements and Note 3.1 to the consolidated financial statements.

2015 vs. 2014

In 2015, the revenues of the Orange group totaled 40,236 million euros, a decrease of 2.0% on a historical basis and a decrease of 0.1% on a comparable basis with 2014.

On a historical basis, the 2.0%, or 791 million euro, increase in Group revenues between 2014 and 2015 reflected:

- the positive effect of foreign exchange fluctuations for 429 million euros, mainly due to the performance of the US dollar, the Egyptian pound and the Jordanian dinar against the euro;

- the favorable impact of changes in the scope of consolidation and other changes amounting to 409 million euros, and mainly including:

-  the acquisition of Jazztel following its takeover on July 1, 2015, for 480 million euros, and the full consolidation of Médi Telecom on July 1, 2015, following its takeover for 239 million euros (see Section 4.3.1.4 Significant events),

-  partially offset by i) the disposal of Orange Dominicana on April 9, 2014 for 107 million euros, ii) the review of the East Africa asset portfolio (with the disposal of Orange Uganda on November 11, 2014, coupled with the shift to reporting Telkom Kenya, by the equity method from December 31, 2014) for 99 million euros, iii) the disposal of Almerys on April 13, 2015 for 32 million euros, and iv) the deconsolidation of Dailymotion on June 30, 2015, following the sale by Orange of its majority stake, for 31 million euros (see Section 4.3.1.4 Significant events);

- partly offset by organic change on a comparable basis, representing a 47 million euro fall in revenues.

On a comparable basis, the 0.1% or 47 million euro decline in Group revenues between 2014 and 2015 was attributable mainly to the negative effect of the fall in regulated prices for 154 million euros, particularly in France, Spain, Romania, Poland, Belgium and Slovakia. Excluding the effect of the fall in regulated prices, Group revenues were up slightly by 0.3% (an increase of 108 million euros) between the two periods, attributable to:

- growing revenues in Africa & Middle East (up by 5.4% or 249 million euros, excluding the effect of the fall in regulated prices), with a good overall performance in African countries (mainly Democratic Republic of the Congo, Guinea, Ivory Coast and Mali) and growing activity in Egypt;

- growing revenues in the Central European countries (up by 3.5% or 56 million euros, excluding the effect of the fall in regulated prices), driven by the good performance of Romania;

- and the 3.8% or 70 million euro increase in revenues from International Carriers & Shared Services attributable to the growth in business related to international carriers and in content-related revenue.

These positive items were partially offset by:

- revenue trends in France (down 0.6% or 112 million euros, excluding the effect of the fall in regulated prices). This fall was mainly due to i) the downward trend in conventional telephony revenues, and ii) to a lesser extent, the expansion of SIM-only offers and the increasing share of convergence offers (due to attractive tariff discounts) in a persistently competitive environment, iii) partially offset by the significant increase in mobile equipment sales (driven by sales of mobile handsets with staggered payment and bare mobile devices) and by higher broadband services revenues. That said, the decline in revenues in France slowed significantly in 2015, the fall, once the effect of the fall in regulated prices is excluded, limited to just 0.2% in the second half following 1.0% in the first half (compared to 2014), -2.0% in the second half of 2014 and 4.4% in the first half of 2014 (compared to 2013);

- by the decline in revenues in Spain (down by 1.5% or 66 million euros excluding the effect of the fall in regulated prices). This change reflected primarily i) the decline in mobile services revenues, due to the impact of price and commercial repositioning (development of Canguro convergence offers and the end of migration to SIM-only mobile offers, which represent virtually all customer contracts), and ii) the decline in sales of mobile equipment associated with the reduction in marketing offers and sales leading to contract subscriptions, iii) partly offset by the significant growth in broadband services revenues;

- the fall in revenues in Poland (down 2.5% or 71 million euros excluding the effect of the fall in regulated prices), mainly due to the trend decline in conventional telephony services and the decline of revenues from mobile services, affected by price cuts and competitive pressure. This trend was partly offset by the sharp increase in mobile equipment sales, driven by the sale of handsets with deferred payment, which have been on the market since the second quarter of 2014;

- the 0.9% decline in Enterprise revenues, equivalent to 60 million euros, due to a reduction in voice and data services revenues, partly offset by improved revenues from IT & integration services.

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2014 vs. 2013

In 2014, the revenues of the Orange group totaled 39,445 million euros, down 3.7% on a historical basis and 2.5% on a comparable basis with 2013.

The 3.7% historical basis fall in Group revenues between 2013 and 2014, equivalent to 1,536 million euros, was attributable to i) the adverse impact of changes in the scope of consolidation and other changes, which totaled 413 million euros and chiefly included the effect of the disposal of Orange Dominicana on April 9, 2014 (329 million euros), ii) a 99 million euro adverse impact from foreign exchange fluctuations, and iii) organic changes on a comparable basis which resulted in a 1,024 million euro reduction in revenues.

On a comparable basis, the 2.5% or 1,024 million euro decline in Group operating income between 2013 and 2014 was attributable mainly to:

- the negative effect of the fall in regulated prices in the amount of 364 million euros, particularly in Spain, Poland, Romania and France;

- revenue trends in France (down 3.2% or 647 million euros excluding the effect of the fall in regulated prices). The bulk of this trend is due to the repositioning of prices for the mobile customer base (price cuts linked to revamped offers and the development of SIM-only offers) in 2012 and 2013 in an intensely competitive environment and, to a lesser extent, the long-term decline in revenues from conventional telephony. That said, the decline in revenues in France slowed significantly in 2014, the fall, once the effect of the fall in regulated prices is excluded, limited to just 1.5% in the fourth quarter following 2.6% in the third quarter, -4.0% in the second and 4.9% in the first, compared to 2013;

- the decline in revenues in Spain, down by 1.8% or 72 million euros excluding the effect of the fall in regulated prices. The decline in mobile services revenues reflects continuing rapid expansion of SIM-only and Canguro convergence offers which are attractively priced (launched in the second quarter 2013), partly offset i) by strong growth in sales of mobile equipment, driven by sales of mobile devices under staggered payment plans (also launched in the second quarter 2013 to coincide with the SIM-only service offers), and ii) to a lesser extent, by the growth of fixed-line services;

- the fall in revenues in Poland (down 2.5% or 76 million euros excluding the effect of the fall in regulated prices), mainly due to the long-term decline in conventional telephony services and the decline of revenues from mobile services, affected by price cuts, the development of SIM-only offers and competitive pressure;

- the reduction in revenues from Belgium & Luxembourg (down by 12.4% or 176 million euros, excluding the effect of the fall in regulated prices), led by a significant fall-off in activity in Belgium, where mobile services underwent major price revisions in 2013;

- the 2.3% decline in Enterprise revenues, equivalent to 149 million euros, mainly due to a reduction in voice and data services revenues partly offset by improved revenues from IT & integration services. Nevertheless, the signs of an upturn beginning from the start of 2014 continue, with revenues falling by 2.0% in the second half of the year following a 2.7% fall in the first half, compared to the 2013 periods;

- partly offset by growing revenues in Africa & Middle East (up by 7.4% or 295 million euros, excluding the effect of the fall in regulated prices), with a good overall performance in African countries (mainly Mali, Guinea and Ivory Coast) and growing activity in Egypt, and, to a lesser extent, ii) by growing revenues in the Central European countries (up 1.9% or 33 million euros, excluding the effect of the fall in regulated prices) and iii) by the increase of 2.2%, or 41 million euros, in revenues from International Carriers & Shared Services.

Changes in the number of customers

Customers (2) (3) (at December 31, in millions)	2015	2014 data on a comparable basis (1)	2014 data on a historical basis	Chg. (in %) data on a comparable basis (1)	Chg. (in %) data on a historical basis	2013 data on a historical basis
Number of mobile services customers (3)	201.2	195.0	185.3	3.2%	8.5%	178.5
Number of contract customers	72.2	67.3	65.2	7.3%	10.6%	61.7
Number of prepaid customers	129.0	127.7	120.1	1.0%	7.4%	116.8
Number of fixed-line telephony customers	43.5	44.3	42.7	(1.6)%	1.9%	42.2
Number of Internet access services customers	18.2	17.7	16.1	3.0%	13.0%	15.6
of which number of fixed-line broadband services customers	18.1	17.6	16.0	3.1%	13.1%	15.5
Total Group (3)	262.9	256.9	244.2	2.3%	7.7%	236.3

(1) See Section 4.3.5.1 Data on a comparable basis.

(2) The number of Orange group customers is calculated i) in its entirety in the case of fully consolidated entities and ii) in proportion to the Group’s interest in the case of entities accounted for under the equity method (see Note 9 to the consolidated financial statements).

(3) Excluding customers of mobile virtual network operators (MVNOs).

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4.3.2.1.2 Reported EBITDA and restated EBITDA

2015 vs. 2014

The Reported EBITDA of the Orange group totaled 11,277 million euros in 2015, up 1.5% on a historical basis and 2.4% on a comparable basis compared with 2014. The ratio of Reported EBITDA to revenues was 28.0% in 2015, down 0.1 percentage points on a historical basis and up 0.7 percentage points on a comparable basis with 2014.

On a historical basis, the 1.5% or 165 million euro rise in Reported EBITDA between 2014 and 2015 reflected:

- the adverse impact of changes in the scope of consolidation and other changes amounting to 177 million euros, and mainly including:

-  i) the disposal of Orange Dominicana for 289 million euros on April 9, 2014, ii) the disposal of Wirtualna Polska for 72 million euros on February 13, 2014, and iii) the disposal of the stake in Bull for 41 million euros on August 18, 2014,

-  partly offset by i) the acquisition of Jazztel following its takeover on July 1, 2015, for 115 million euros, ii) the full consolidation of Médi Telecom on July 1, 2015, following its takeover for 77 million euros, and iii) the review of the East Africa asset portfolio (with the disposal of Orange Uganda on November 11, 2014 and the accounting for Telkom Kenya under the equity method on December 31, 2014) for 72 million euros;

- more than offset by i) the positive effect of foreign exchange fluctuations for 79 million euros, mainly taking into account the performance of the US dollar, the Egyptian pound and the Jordanian dinar against the euro, and especially by ii) organic change on a comparable basis, representing a 263 million euro increase in Reported EBITDA.

On a comparable basis, the Group’s Reported EBITDA was up 2.4% or 263 million euros between 2014 and 2015.

The Group’s Reported EBITDA includes:

- in 2015, in the negative amount of 1,149 million euros:

-  a 572 million euro charge for labor expenses, primarily for i) the French part-time for seniors (TPS) plans in France in a total amount of 455 million euros following the agreements on the employment of senior workers signed in 2009, 2012 and in December 2015 (see Section 4.3.1.4 Significant events in Note 5 to the consolidated financial statements), and ii) bonuses and other expenses related to the French part-time for seniors (TPS) plans in France for 92 million euros,

-  a net expense for various legal disputes totaling 450 million euros, primarily including i) a 350 million euro fine from the French Competition Authority for anti-competitive practices in the Enterprise market (see Notes 4.2 and 14 to the consolidated financial statements) and ii) the payment by Orange of 90 million euros to Partner Communications following the agreement signed in June 2015 regarding the use of the Orange brand in Israel (see Section 3.4.2 The Orange brand),

-  net proceeds of 45 million euros relating to the asset portfolio review, including i) a 170 million euro gain on the disposal of 90% of Dailymotion (See Section 4.3.1.4 Significant events and ii) the negative effects from restructuring of the asset portfolio,

-  and restructuring expenses relating primarily to the streamlining of distribution networks, the adaptation of the workforce and the optimization of real estate (see Note 4.3 to the consolidated financial statements) in the amount of 172 million euros;

- in 2014, in a total negative amount of 1,078 million euros on a historical basis (and a negative 1,403 million euros on a comparable basis):

-  a 565 million euro charge for labor expenses for i) the French part-time for seniors (TPS) plans in France for 358 million euros, following the agreements on the employment of senior workers signed in 2009 and 2012, ii) bonuses and other expenses related to the French part-time for seniors (TPS) plans in France for 135 million euros, and iii) the Cap’Orange Employee Share Offering to strengthen employee shareholding in the Group for 72 million euros (see Note 5 to the consolidated financial statements),

-  a net expense of 431 million euros for various legal disputes, on a historical basis (399 million on a comparable basis), including the transactional indemnity specified in the memorandum of understanding signed in March 2014 between Orange and Bouygues Télécom ending a series of litigations (see Note 4.2 to the consolidated financial statements),

-  net proceeds of 357 million euros on a historical basis (nil on a comparable basis, see Section 4.3.5.1 Data on a comparable basis) relating to the asset portfolio review, including i) a 280 million euro gain on the disposal of Orange Dominicana, ii) a 71 million euro gain on the disposal of Wirtualna Polska in Poland, iii) a 41 million euro gain on the disposal of the investment in Bull in France, and iv) a 35 million euro loss on the disposal of Orange Uganda and the loss of control of Telkom Kenya in East Africa (see Note 2 to the consolidated financial statements),

-  restructuring expenses relating primarily to the optimization of real estate, the streamlining of distribution networks, the restructuring of content, the adaptation of the workforce (see Note 4.3 to the consolidated financial statements) in the amount of 439 million euros.

To facilitate comparison of operational performance, these items are excluded from restated EBITDA. The following table shows the transition from Reported EBITDA to restated EBITDA.

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Reported EBITDA & Restated EBITDA - 2015 vs 2014 (at December 31, in millions of euros)		2015	2014 data on a comparable basis (1)	2014 data on a historical basis	Chg. (in %) data on a comparable basis (1)	Chg. (in %) data on a historical basis
Reported EBITDA	(a)	11,277	11,014	11,112	2.4%	1.5%
As a % of revenues		28.0%	27.3%	28.2%
Expense for the French part-time for seniors (TPS) plans in France and other labor-related items		(572)	(565)	(565)
Net expense on various legal disputes		(450)	(399)	(431)
Review of asset portfolio		45	-	357
Restated restructuring costs		(172)	(439)	(439)
Total restated items	(b)	(1,149)	(1,403)	(1,078)
Restated EBITDA	(a - b)	12,426	12,417	12,190	0.1%	1.9%
As a % of revenues		30.9%	30.8%	30.9%

(1) See Section 4.3.5.1 Data on a comparable basis.

On a comparable basis, and after factoring in items restated in 2014 and 2015, restated EBITDA for the Orange group (see above) was stable between 2014 and 2015 (up just 0.1% or 9 million euros). This was the result of:

- a 0.2% or 57 million euro reduction in operating expenses included in the calculation of restated EBITDA. In France, the reduction in operating expenses included in the calculation of restated EBITDA more than offsets the fall in revenues;

- partially offset by the 0.1% or 47 million euro decline in revenues, mainly reflecting the 154 million euro effect of the fall in regulated prices.

On a comparable basis, the 57 million euro reduction in operating expenses included in the restated EBITDA figure between 2014 and 2015 is mainly attributable to:

- the 1.3% or 112 million euro fall in labor expenses (see Section 8 Financial glossary), which was largely due to the 3.9% fall in the average number of employees (full-time equivalents, see Section 8 Financial glossary), representing 5,931 fewer full-time equivalent employees, mainly in France and Poland;

- the 5.4% or 173 million euro reduction in other external purchases (see Section 8 Financial glossary), mainly in France due in particular i) to the fall in costs associated with customers’ equipment purchases, and ii) the reduction of overhead, including, for instance, electronic invoicing and lower vehicle costs;

- the reduction of 1.0% or 65 million euros in commercial expenses and content costs (see Section 8 Financial glossary) mainly in France and Spain reflecting primarily i) lower distribution commissions due to the streamlining of distribution channels (internalization, promotion of digital channels) and reduction in commissions (renegotiation of distribution agreements and lowering of customer services commissions per unit), and ii) the development of the non-subsidized market;

- partially offset by:

-  the 3.2% or 160 million euro rise in service fees and inter-operator costs (see Section 8 Financial glossary), the favorable effect of the fall in regulated prices on interconnection costs representing 62 million euros, which was more than offset by the growth in the traffic of services to international carriers (in line with business growth) and higher traffic volumes in France and Europe,

-  the 59.6% or 134 million euro reduction in operating income and expenses (see Section 8 Financial glossary), due in particular to lower brand fees and higher costs for the Orange brand (rebranding campaign, rebranding of subsidiaries, sponsorships etc.).

After factoring in items restated in 2014 and 2015, the ratio of restated EBITDA (see above) to revenues would be 30.9% in 2015, up 0.1 percentage point on a comparable basis compared with 2014.

2014 vs. 2013

The Reported EBITDA of the Orange group totaled 11,112 million euros in 2014, down 9.2% on a historical basis and 7.6% on a comparable basis compared with 2013. The ratio of Reported EBITDA to revenues was 28.2% in 2014, down 1.7 points on a historical basis and 1.5 points on a comparable basis with 2013.

On a historical basis, the 9.2% or 1,123 million euro decline in Group Reported EBITDA between 2013 and 2014, reflects i) the adverse impact of changes in the scope of consolidation and other changes, which totaled 203 million euros and chiefly included the effect of the disposal of Orange Dominicana on April 9, 2014 for 120 million euros and the gain on disposal of Orange Austria on January 3, 2013 for 73 million euros, ii) the adverse effect of foreign exchange fluctuations for 12 million euros, and iii) organic change on a comparable basis, i.e. a 908 million euro decline in Reported EBITDA.

On a comparable basis, Group Reported EBITDA was down 7.6% or 908 million euros between 2013 and 2014.

The Group’s Reported EBITDA includes:

- in 2014, in the negative amount of 1,078 million euros:

-  a 565 million euro charge for labor expenses for i) the French part-time for seniors (TPS) plans in France for 358 million euros, following the agreements on the employment of senior workers signed in 2009 and 2012, ii) bonuses and other expenses related to the French part-time for seniors (TPS) plans in France for 135 million euros, and iii) the Cap’Orange Employee Share Offering to strengthen employee shareholding in the Group for 72 million euros (see Note 5 to the consolidated financial statements),

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-  a net expense of 431 million euros on various legal disputes, including the transactional indemnity specified in the memorandum of understanding signed in March 2014 by Orange and Bouygues Télécom ending a series of litigations (see Note 4.2 to the consolidated financial statements),

-  net proceeds of 357 million euros relating to the asset portfolio review, including i) a 280 million euro gain on the disposal of Orange Dominicana, ii) a 71 million euro gain on the disposal of Wirtualna Polska in Poland, iii) a 41 million euro gain on the disposal of the investment in Bull in France, and iv) a 35 million euro loss on the disposal of Orange Uganda and the loss of control of Telkom Kenya in East Africa (see Note 2 to the consolidated financial statements),

-  restructuring expenses relating primarily to the optimization of real estate, the streamlining of distribution networks, the restructuring of content, the adaptation of the workforce (see Note 4.3 to the consolidated financial statements) in the amount of 439 million euros;

- in 2013, in a total negative amount of 414 million euros on a historical basis (and a negative 487 million euros on a comparable basis):

-  156 million euros in labor expenses, primarily for the French part-time for seniors (TPS) plans in France in a total amount of 127 million euros following the agreements on the employment of senior workers signed in 2009 and 2012 (see Note 5 to the consolidated financial statements),

-  a net expense of 33 million euros on various legal disputes,

-  a gain on disposal of 73 million euros on a historical basis (nil on a comparable basis, see Section 4.3.5.1 Data on a comparable basis) on the disposal of Orange Austria (see Note 2 to the consolidated financial statements),

-  restructuring expenses relating primarily to the streamlining of distribution networks, the restructuring of content, the adaptation of the workforce and the optimization of real estate (see Note 4.3 to the consolidated financial statements) in the amount of 298 million euros.

To facilitate comparison of operational performance, these items are excluded from restated EBITDA. The following table shows the transition from Reported EBITDA to restated EBITDA.

Reported EBITDA & Restated EBITDA - 2014 vs 2013 (at December 31, in millions of euros)		2014	2013 data on a comparable basis (1)	2013 data on a historical basis	Chg. (in %) data on a comparable basis (1)	Chg. (in %) data on a historical basis
Reported EBITDA	(a)	11,112	12,020	12,235	(7.6)%	(9.2)%
As a % of revenues		28.2%	29.7%	29.9%
Expense for the French part-time for seniors (TPS) plans in France and other labor-related items		(565)	(156)	(156)
Net expense on various legal disputes		(431)	(33)	(33)
Review of asset portfolio		357	-	73
Restated restructuring costs		(439)	(298)	(298)
Total restated items	(b)	(1,078)	(487)	(414)
Restated EBITDA	(a - b)	12,190	12,507	12,649	(2.5)%	(3.6)%
As a % of revenues		30.9%	30.9%	30.9%

(1) See Section 4.3.5.1 Data on a comparable basis.

On a comparable basis, and after factoring in items restated in 2013 and 2014, restated EBITDA (see above) fell by 2.5% or 317 million euros between 2013 and 2014, attributable to:

- the 2.5% or 1,024 million euro decline in revenues, mainly reflecting the 364 million euro effect of the fall in regulated prices;

- partially offset by a 2.5% or 707 million euro decline in operating expenses included in the calculation of restated EBITDA (of which 578 million euros in France). The reduction in operating expenses included in the calculation of restated EBITDA offsets nearly 70% of the fall in revenues (more than 82% in France) thanks in large part to:

-  the 2.9% or 254 million euro fall in labor expenses. This was largely due to the 3.8% fall in the average number of employees (full-time equivalents), representing 5,942 fewer full-time equivalent employees, mainly in France and Poland,

-  the reduction of 4.4% or 298 million euros in commercial expenses and content costs, mainly in France, reflecting control over customer acquisition and retention costs (streamlining of distribution channels, reduction in subsidized marketing offers, etc.) and the impact of the expansion of SIM-only offers (mobile offers with no device included),

-  the 2.3% or 110 million euro reduction in service fees and inter-operator costs, the impact of higher traffic volumes being more than offset by the favorable effect of the fall in regulated prices on interconnection costs totaling 237 million euros,

-  the 1.4% or 44 million euro reduction in other external purchases, mainly due to the reduction of overhead in all the Group’s segments and property expenses, principally in France,

-  the 0.8% or 24 million euro fall in other network expenses and external IT expenses, led by the reduction in IT expenses, and

-  the 23 million euro increase in other operating income (net of other operating expense) and 35 million euro improvement in gain on disposal,

-  partially offset by the 85 million euro increase in operating taxes and levies, following a rise in the tax burden particularly in Africa & Middle East and Belgium.

After factoring in items restated in 2013 and 2014, the ratio of restated EBITDA (see above) to revenues would have been stable at 30.9% in 2014 compared to 2013 on a comparable basis, in line with the Group’s stated objective of stabilizing this ratio between 2013 and 2014.

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4.3.2.2   From Group Reported EBITDA to operating income

(at December 31, in millions of euros)	2015	2014 data on a comparable basis (1)	2014 data on a historical basis	Chg. (in %) data on a comparable basis (1)	Chg. (in %) data on a historical basis	2013 data on a historical basis
Reported EBITDA	11,277	11,014	11,112	2.4%	1.5%	12,235
Depreciation and amortization	(6,465)	(6,220)	(6,038)	3.9%	7.1%	(6,052)
Remeasurement resulting from business combinations	6	-	-	-	-	-
Impairment of goodwill	-	(229)	(229)	n/a	n/a	(512)
Impairment of fixed assets	(38)	(13)	(59)	201.1%	(35.7)%	(124)
Share of profits (losses) of associates and joint ventures	(38)	(221)	(215)	(82.7)%	(82.2)%	(214)
Operating income	4,742	4,331	4,571	9.5%	3.7%	5,333

(1) See Section 4.3.5.1 Data on a comparable basis.

2015 vs. 2014

In 2015, the operating income of the Orange group totaled 4,742 million euros, up 3.7% on a historical basis and 9.5% on a comparable basis compared with 2014.

On a historical basis, the 3.7% or 171 million euro rise in Group operating income between 2014 and 2015 reflected:

- the adverse impact of changes in the scope of consolidation and other changes amounting to 236 million euros, and mainly including:

-  i) the disposal of Orange Dominicana for 289 million euros on April 9, 2014, ii) the disposal of Wirtualna Polska for 72 million euros on February 13, 2014, and iii) the disposal of the stake in Bull for 41 million euros on August 18, 2014,

-  partly offset by i) the review of the East Africa asset portfolio, with the disposal of Orange Uganda on November 11, 2014 and the accounting for Telkom Kenya under the equity method on December 31, 2014, for 140 million euros, and ii) the acquisition of Jazztel following takeover on July 1, 2015, for 49 million euros;

- and the negative effect of foreign exchange fluctuations for 4 million euros;

- which were more than offset by organic change on a comparable basis, representing a 411 million euro increase in operating income.

On a comparable basis, the 9.5% or 411 million euro increase in Group operating income between 2014 and 2015 was attributable mainly to:

- the 263 million euro increase in Reported EBITDA;

- the lack of impairment of goodwill in 2015, compared with an impairment of 229 million euros in Belgium in 2014, reflecting the effects on expected cash flows from the increased tax burden and the decline in revenues from the Enterprise services segment (see Note 6 to the consolidated financial statements);

- the 183 million euro improvement in the share of losses of associates and joint ventures (see Note 9 to the consolidated financial statements), to 38 million euros in 2015 compared to a loss of 221 million euros in 2014 on a comparable basis. In 2014, the share of profits (losses) of associates and joint ventures consisted primarily of 206 million euros in impairment on a comparable basis (178 million euros on a historical basis);

- partially offset by:

-  the 245 million euro increase in depreciation and amortization (see Note 7 to the consolidated financial statements). Most of this reflected i) growing investments in network deployment over recent years, in particular for broadband and high speed broadband (4G, vDSL and FTTH), ii) allocation of the purchase price of Jazztel and Médi Telecom, iii) adjustment of the depreciation plan for the copper network in France, iv) depreciation of new telecommunications licenses, mainly 4G (Spain, the Central European countries, Africa & Middle East), and v) greater accelerated depreciation of certain fixed assets in Africa & Middle East,

-  the 25 million euro rise in impairments of fixed assets (see Note 7 to the consolidated financial statements). Impairment of fixed assets was 38 million euros in 2015 compared to 13 million euros in 2014, on a comparable basis. The principal item was a 27 million euro impairment charge for Armenia in 2015.

2014 vs. 2013

In 2014, the operating income of the Orange group totaled 4,571 million euros, down 14.3% on a historical basis and 12.3% on a comparable basis compared with 2013.

On a historical basis, the 14.3% or 762 million euro decline in Group operating income between 2013 and 2014 reflected:

- i) the adverse effect of changes in the scope of consolidation and other changes totaling 124 million euros, chiefly the income on disposal of Orange Austria on January 3, 2013, 73 million euros, and Orange Dominicana on April 9, 2014, 56 million euros, ii) partially offset by a 5 million euro positive effect from foreign exchange fluctuations;

- organic change on a comparable basis, i.e. a 643 million euro decline in operating income.

On a comparable basis, the 12.3% or 643 million euro decline in Group operating income between 2013 and 2014 was attributable mainly to:

- the 908 million euro fall in Reported EBITDA; and

- to a lesser extent, the 64 million euro increase in depreciation and amortization to 64 million euros (see Note 7 to the consolidated financial statements). Most of this was taken in France and reflected i) the amortization of leasehold rights in light of the changing real estate situation, ii) investments in the networks over recent years, and iii) depreciation of new 4G telecommunication licenses.

These negative items were partially offset by:

- the 283 million euro decrease in impairment of goodwill (see Note 6 to the consolidated financial statements), as a result of the recognition of:

-  an impairment loss of 229 million euros in Belgium in 2014, reflecting the effects on expected cash flows from the increased tax burden and the decline in revenues on the Enterprise revenues,

-  an impairment loss of 512 million euros in 2013, mainly in Belgium and the Democratic Republic of the Congo. In Belgium, the impairment of 408 million euros reflects the impact at short-and medium-term of increased competitive pressure (general fall in the prices of all market players), the regulatory reduction of contract term commitments and the still limited number of

ORANGE / 2015 REGISTRATION DOCUMENT - 190

   convergence offers marketed by Mobistar. In the Democratic Republic of the Congo, the goodwill impairment of 89 million euros reflected a review of development prospects;

- the 30 million euro fall in impairment of fixed assets on a comparable basis (see Note 7 to the consolidated financial statements). Impairment of fixed assets was 59 million euros in 2014 compared to 89 million euros in 2013, on a comparable basis. The principal item was a 46 million euro charge for Kenya compared to 58 million euros in 2013;

- the 16 million euro improvement in the share of losses of associates and joint ventures (see Note 9 to the consolidated financial statements), to 215 million euros in 2014 compared to a loss of 231 million euros in 2013 on a comparable basis. The share of profits (losses) of associates and joint ventures includes mainly i) in 2014, a 178 million euro impairment and ii) in 2013, a 148 million euro impairment of Médi Telecom (mobile telephony operator in Morocco), reflecting the increased competitive pressure weighing heavily on the price levels of plans.

4.3.2.3   From Group operating income to net income

(at December 31, in millions of euros)	2015	2014 data on a historical basis	2013 data on a historical basis
Operating income	4,742	4,571	5,333
Cost of gross financial debt	(1,597)	(1,653)	(1,746)
Gains (losses) on assets contributing to net financial debt	39	62	59
Foreign exchange gains (losses)	1	22	(18)
Other net financial expenses	(26)	(69)	(45)
Finance costs, net	(1,583)	(1,638)	(1,750)
Income tax	(649)	(1,573)	(1,405)
Consolidated net income after tax of continuing operations	2,510	1,360	2,178
Consolidated net income after tax of discontinued operations (1)	448	(135)	(45)
Consolidated net income after tax	2,958	1,225	2,133
Net income attributable to owners of the parent	2,652	925	1,873
Non-controlling interests	306	300	260

(1) Corresponding i) in 2015, to the dividends received from EE for 446 million euros, the tax effect of hedging the EE securities and disposal costs, and ii) in 2014, to Orange’s share in EE’s net income (see Section 4.3.1.4 Significant events).

2015 vs. 2014

The consolidated net income after tax of the Orange group totaled 2,958 million euros in 2015, compared with 1,225 million euros in 2014, an increase of 1,733 million euros.

The Orange group’s 1,733 million euro increase in consolidated net income after tax between 2014 and 2015 is attributable to:

- the 924 million euro fall in income tax (see Note 8.2 to the consolidated financial statements), mainly consisting of:

-  the 385 million euro decline in French income tax stemming mainly from an income tax benefit booked after review of a tax charge recognized before the periods presented herein,

-  the 250 million euro reduction in income tax in Spain, chiefly due to, in 2014 i) a 104 million euro fall in recognized deferred tax assets, reflecting the continuing limit on using tax loss carryforwards, and ii) a 52 million euro deferred tax charge booked following the reduction in the income tax rate,

-  recognition in 2014 of the income tax charge of 172 million euros linked to the disposal Orange Dominicana,

-  and the 84 million euro reduction in income tax in the United Kingdom, mainly attributable to a 62 million euro adjustment in deferred tax liabilities for the Orange brand recognized in 2015 following successive cuts to the tax rate in the United Kingdom,

- higher consolidated net income after tax of discontinued operations relating to EE, up by 583 million euros (see Section 4.3.1.4 Significant events). Consolidated net income after tax of discontinued operations was 448 million euros in 2015 and corresponds to the dividends received from EE for 446 million euros, the tax effect of hedging EE securities and disposal costs, compared with a loss of 135 million euros in 2014, representing Orange’s share in EE’s net income;

- the 171 million euro rise in operating income;

- to a lesser extent, the 55 million euro improvement in finance costs, net (see Note 10 to the consolidated financial statements). Between 2014 and 2015, this improvement, despite the 95 million euro increase in premiums for debt repurchases, is attributable to the 151 million fall in other costs of the gross financial debt.

Non-controlling interests amounted to 306 million euros in 2015, compared with 300 million euros in 2014 (see Note 12.6 to the consolidated financial statements). After taking into account non-controlling interests, the net income attributable to owners of the parent company totaled 2,652 million euros in 2015, compared with 925 million euros in 2014, constituting a rise of 1,727 million euros.

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2014 vs. 2013

In 2014, consolidated net income after tax of the Orange group totaled 1,225 million euros, compared with 2,133 million euros in 2013, a decline of 908 million euros.

The Orange group’s 908 million euro decline in consolidated net income after tax between 2013 and 2014 is attributable to:

- the 762 million euro decline in operating income;

- the 168 million euro increase in income tax (see Note 8.2 to the consolidated financial statements), mainly consisting of:

-  the income tax charge of 172 million euros linked to the disposal of Orange Dominicana,

-  the 146 million euro rise in income tax in Spain, chiefly due to i) a 104 million euro fall in recognized deferred tax assets, reflecting the continuing limit on using tax loss carryforwards, and ii) a 52 million euro deferred tax charge booked following the reduction in the income tax rate,

-  the 82 million euro rise in income tax in the United Kingdom, mainly attributable to a 94 million euro adjustment in deferred tax liabilities for the Orange brand recognized in 2013 following successive cuts to the tax rate in the United Kingdom,

-  partially offset by the 251 million euro decline in French income tax stemming from the decline in taxable income;

- the 90 million euro decline in consolidated net income after tax of discontinued operations, basically the share in EE net income (see Section 4.3.1.4 Significant events) which was a 135 million euro loss in 2014 compared to a 45 million euro loss in 2013 (see Segment information in the consolidated financial statements). The main reason for the worsening performance was the booking of 264 million euros in restructuring costs in 2014 compared to 48 million euros in 2013 (data at 50%). In 2014, EE recognized expenses of 336 million pounds sterling (data at 100%) in restructuring costs for the “Phones 4u” distribution partner’s network following its receivership;

- partially offset by the 112 million euro improvement in net financial expenses (see Note 10 to the consolidated financial statements), which arose from i) a 96 million euro fall in cost of net financial debt (cost of gross financial debt net of gains and losses on assets contributing to net financial debt), mainly due to the fall in average stock of gross financial debt over the year, and ii) the 40 million euro growth in foreign exchange gains and losses, principally due to illiquid foreign exchange financing for which there is no hedging market, iii) partially offset by the 24 million euro rise in other financial expenses (net of other financial income).

Non-controlling interests amounted to 300 million euros in 2014, compared with 260 million euros in 2013 (see Note 12.6 to the consolidated financial statements). After taking into account the non-controlling interests, the net income attributable to owners of the parent company totaled 925 million euros in 2014, compared with 1,873 million euros in 2013, down 948 million euros.

4.3.2.4   From net income to comprehensive income

The transition from consolidated net income after tax to total comprehensive income for the year is detailed in the Consolidated statement of comprehensive income in the consolidated financial statements.

4.3.2.5   Group capital expenditures

Investments in property, plant and equipment and intangible assets (2) (at December 31, in millions of euros)	2015	2014 data on a comparable basis (1)	2014 data on a historical basis	Chg. (in %) data on a comparable basis (1)	Chg. (in %) data on a historical basis	2013 data on a historical basis
CAPEX	6,486	5,935	5,636	9.3%	15.1%	5,631
Telecommunication licenses	1,285	483	475	166.1%	170.6%	486
Investments financed through finance leases	43	98	87	(56.5)%	(51.2)%	95
Total Group	7,814	6,516	6,198	19.9%	26.1%	6,212

(1) See Section 4.3.5.1 Data on a comparable basis.

(2) See Segment information in the consolidated financial statements and Note 7 to the consolidated financial statements.

Financial investments (see Section 8 Financial glossary) are described in Section 4.3.4.1 Liquidity and cash flows.

4.3.2.5.1 Capital expenditure

CAPEX

2015 vs. 2014

Consolidated CAPEX totaled 6,486 million euros in 2015, up 15.1% on a historical basis and 9.3% on a comparable basis compared with 2014. The ratio of CAPEX to revenues was 16.1% in 2015, up 1.8 percentage points on a historical basis and 1.4 percentage points on a comparable basis compared with 2014.

On a historical basis, the 15.1% or 850 million euro rise in Group CAPEX between 2014 and 2015 reflected:

- the favorable impact of changes in the scope of consolidation and other changes amounting to 245 million euros, and mainly including:

-  the acquisition of Jazztel following its takeover on July 1, 2015, for 235 million euros, and the full consolidation of Médi Telecom on July 1, 2015, following its takeover for 53 million euros,

-  partly offset by the review of the East Africa asset portfolio, with the disposal of Orange Uganda on November 11, 2014 and the accounting for Telkom Kenya under the equity method on December 31, 2014, for 26 million euros;

- the positive effect of foreign exchange fluctuations for 54 million euros;

- and organic change on a comparable basis, representing a 551 million euro increase in CAPEX.

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On a comparable basis, the 9.3% or 551 million euro increase in Group CAPEX between 2014 and 2015 was attributable mainly to:

- growing investment in high-capacity fixed broadband (vDSL and FTTH), up by 324 million euros, principally in France, Poland and Spain. Orange is the leading operator for fiber optic rollout in Europe (See Section 4.3.1.4 Significant events);

- the 154 million euro increase in CAPEX relating to leased handsets, Liveboxes and equipment installed on customer premises, in all European countries but especially in France and Spain in a growing commercial environment due to the expansion of fiber optic;

- the 87 million euro increase in investment in network, stores and sundry property (France and International Carries & Shared Services), in particular as part of the property modernization and store upgrade program (see Section 4.3.1.4 Significant events);

- the 53 million euro increase in investment in high-speed mobile broadband networks (4G) in Africa & Middle East, with 4G coverage in six countries at December 31, 2015 (see Section 4.3.1.4 Significant events);

- partly offset by the 164 million euro decline in investment in mobile access networks in France and Europe, in particular in relation to:

-  lower investment in high-speed mobile broadband networks (4G), following the major investments made in recent years. The investment priorities are now to improve quality, densify the network and improve network coverage to provide an improved customer experience,

-  and completion of the RAN Renewal program to upgrade mobile access (replacing old radio equipment with new higher-performance, high-capacity equipment that uses less energy).

2014 vs. 2013

In 2014, Orange group CAPEX was 5,636 million euros, stable on a historical basis (rising by a minimal 0.1%) and up by 1.3% on a comparable basis with 2013. The ratio of CAPEX to revenues was 14.3% in 2014, up 0.5 point on a historical basis as on a comparable basis compared with 2013.

On a historical basis, the small 0.1% rise in Group CAPEX between 2013 and 2014, equivalent to 5 million euros, includes i) a 56 million euro negative impact from changes in the scope of consolidation and other changes, principally the disposal of Orange Dominicana on April 9, 2014, with a 49 million euro impact and ii) the 12 million euro negative impact of foreign exchange fluctuations, iii) both of which were largely offset by a 73 million euro organic increase in CAPEX on a comparable basis.

On a comparable basis, the 1.3% or 73 million euro increase in Group CAPEX between 2013 and 2014 was attributable mainly to:

- strongly growing investment in high speed broadband, both mobile (LTE, up by 122 million euros) and fixed-line (FTTH and vDSL, up by 125 million euros), principally in France, Spain, Belgium, and Slovakia;

- increased investment in mobile access networks in Africa & Middle East (up by 59 million euros excluding the 4G network), focusing on Egypt, Cameroon, Guinea, Niger and Mali, to support the rapid expansion of usage and growth in revenues;

- partially offset by:

-  the 147 million euro drop following completion of the RAN Renewal program to upgrade mobile access across Europe, replacing old radio equipment with new higher-performance, high-capacity equipment that uses less energy,

-  the fall in CAPEX in Poland’s mobile and transmission networks following completion in mid-2014 of the 55 million euro program to share network access infrastructure,

-  the 28 million euro reduction in investment in customer service programs, basically in France.

Acquisitions of telecommunication licenses

Acquisitions of telecommunication licenses (2) (at December 31, in millions of euros)	2015	2014 data on a comparable basis (1)	2014 data on a historical basis	2013 data on a historical basis
France	954	-	-	28
Spain	25	2	2	22
Poland (3)	-	90	90	63
Belgium	76	-	-	120
Romania	-	231	231	216
Slovakia	-	66	66	17
Moldova	13	26	29	4
Egypt	-	-	-	14
Jordan	91	67	56	-
Cameroon	114	-	-	-
Other	12	1	1	2
Total Group	1,285	483	475	486

(1) See Section 4.3.5.1 Data on a comparable basis.

(2) See Note 7 to the consolidated financial statements.

(3) In Poland, the 4G licenses obtained in October 2015 were granted to Orange Polska in January 2016 (see Section 4.3.1.4 Significant events).

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In 2015, telecommunications licenses were acquired for 1,285 million euros, mainly consisting of i) the acquisition of 4G licenses for 1,080 million euros, of which 954 million euros in France (two 5 MHz frequency blocks in the 700 MHz band, see Section 4.3.1.4 Significant events), 91 million euros in Jordan, and 25 million euros in Spain (for the tax on the commencement of the 4G license in the 800 MHz spectrum), ii) the acquisition of a universal license in Cameroon for 114 million euros, and iii) the renewal of 2G licenses in Belgium for 76 million euros.

The 475 million euro investment (on a historical basis) in acquiring telecommunication licenses in 2014 mainly includes i) capitalization of 231 million euros for the fixed part of fees for the use of frequencies for universal licenses in Romania, ii) 86 million euros for the renewal of 2G licenses in Poland, iii) 66 million euros for the acquisition of a 4G license and capitalization of the fixed part of fees for the use of frequencies in Slovakia and, iv) renewal of 2G licenses in Jordan, for 56 million euros, and Moldova, for 29 million euros.

Acquisitions of telecommunications licenses totaled 486 million euros in 2013 (on a historical basis), and mainly included i) the acquisition of 4G licenses in the amount of 282 million euros, of which 120 million euros in Belgium, 73 million euros in Romania and 54 million euros in Poland (purchasing the right to use T-Mobile’s 1,800 MHz frequency), and ii) the acquisition of 2G licenses in the amount of 178 million euros, of which 143 million euros in Romania (renewal of licenses).

4.3.2.5.2 Investment commitments

Investment commitments are set out in Note 13 to the consolidated financial statements.

4.3.2.5.3 Investment projects

The Group intends to increase its level of investment in the near future, particularly in areas of strategic importance to it. In accordance with the Group’s new strategic plan Essentials2020, (see Section 4.3.1.4 Significant events), investment projects will continue to focus primarily on the deployment of high-capacity networks (4G, 4G+ and fiber optic), convergence and the improvement of customer experience.

In broadband and high speed broadband Internet access, Orange is the European leader in terms of rollout of FTTH/vDSL fixed networks. At the end of 2015, Orange had 12.9 million fiber optic connectable households, thanks to the investment made by the Group and the acquisition of Jazztel in Spain. A significant increase in investment is planned for France, Spain and Poland in 2016 and beyond to implement the Group’s strategy with a view to preserving its leadership in the high speed broadband market in the countries where it operates. In France, fiber optic (FTTH) rollout will continue and should reach 100% of high-density areas by 2018. Orange’s objective is to reach 12 million households with the ability to connect to fiber optic by 2018 and 20 million by 2022 (when the French high speed broadband plan will be completed). In Spain, following the acquisition of Jazztel, Orange will continue to roll out its fiber optic cable in the country through several channels, including its own installations. Orange aims to connect 10 million households to fiber optic in 2016, and 14 million by late 2020, covering 80% of all Spanish cities with more than 20,000 residents. In Poland, Orange is continuing an ambitious investment plan to support its convergence strategy. This plan will allow it to greatly increase fiber optic coverage in the country.

The acquisition of telecommunications and radio spectrum licenses linked to 4G/LTE, Long Term Evolution mobile networks should continue in 2016 in several countries in Europe, Africa and the Middle East. On the rollout front, coverage in France, Spain, Poland and Belgium was 80% or higher at the end of 2015, and investment in mobile 4G networks will continue in 2016 to cover more than 85% of the population in these countries, and eventually 100%. Rollout of 4G+ mobile networks will also accelerate. In France, Orange continues to roll out its 4G+ network with the aim of having consistent coverage across all the main towns. Moreover, a quality improvement program is underway with a view to expanding coverage of highways, high-speed trains and subways, reabsorbing white areas and improving coverage using low-range frequencies. In Spain, Orange’s ambition is to continue to expand its 4G network to cover 95% of the Spanish population by 2017. In Poland, there are plans to roll out many sites in the next few years to increase coverage. In Belgium and the Central European countries (Romania, Moldova and Slovakia), the Group continues to invest in order to increase coverage rate of the population and roll out 4G+ technology. In Africa & Middle East, programs to deploy 4G are under way in several countries, including Mali, Senegal, Jordan, Cameroon and Morocco, and commercial launches are planned for 2016.

Moreover, significant investment is planned or currently underway in Europe to implement the convergence strategy in multiple countries.

Lastly, as part of Orange’s efforts to reinvent the customer relationship, the first 21 Smart Stores opened in France, Romania, Poland, Moldova, Jordan and Tunisia. Approximately 250 Smart Stores are expected to open in 11 countries in Europe, in Africa and the Middle East. The Group’s ambition is that 20% of Orange’s shops will be Smart Stores in France and in Europe by 2018.

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4.3.3    Analysis by operating segment

Presentation of operating segments

Decisions regarding the allocation of resources and the assessment of the performance of the various components of Orange are taken by the Chairman and Chief Executive Officer (the chief operating decision-maker) at operating segment level, which are primarily organized on a geographic basis. The operating segments are thus (apart from EE, the joint venture with Deutsche Telekom in the United Kingdom, classified as a discontinued operation at December 31, 2015, see Section 4.3.1.4 Significant events):

- France (excluding Enterprise);

- Spain, Poland, Belgium, Luxembourg and each of the Central European countries: Moldova, Romania, Slovakia and Armenia (to September 3, 2015, the disposal date of Orange Armenia, see Section 4.3.1.4 Significant events), with a Europe subgroup composed of the individual European countries[9];

- each operation in the countries in Africa & Middle East, including in particular: Cameroon, Ivory Coast, Egypt, Guinea, Jordan, Mali, Morocco (fully consolidated since July 1, 2015, see Section 4.3.1.4 Significant events), Niger, Democratic Republic of the Congo and Senegal;

- Enterprise services, which covers communication solutions and services for businesses in France and worldwide;

- International Carriers & Shared Services (called “IC & SS”), which encompasses i) the rollout of the international and long-distance network, installation and maintenance of submarine cables, and sales and services to international carriers; and ii) Shared Services including support and cross-divisional functions spanning the entire Group, Sofrecom and its subsidiaries, the operations in Content and Audience and the Orange brand. For the most part, Shared Services are rebilled to other operating segments through brand royalties, Group services and special case-by-case rebilling.

Each of the segments defined by the Group has its own resources, although they may also share certain resources, primarily in the areas of networks, information systems, research and development, other shared competencies and the Orange brand. The use of shared resources, mainly provided by International Carriers & Shared Services (IC & SS) and by France to Enterprise, is taken into account in segment results based either on the terms of contractual agreements between legal entities, or external benchmarks, or by reallocating costs. The provision of shared resources is recognized in other income of the service provider, and the use of said resources is included in the expenses used to calculate the service user’s Reported EBITDA. The cost of shared resources may be affected by changes in contractual relations or organization, and may therefore impact the segment results reported from one year to another.

For more details, see Segment information in the consolidated financial statements.

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Operating data by segment

The table below shows the key operating data (financial data and workforce) for the Orange group by segment for i) 2015, ii) 2014 on a comparable basis (compared with 2015) and on a historical basis, and iii) 2013 on a comparable basis (compared with 2014) and on a historical basis.
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Fiscal years ended December 31	France	Europe (2)						Africa & Middle East	Enterprise	Interna- tional Carriers & Shared Services(3)	Intragroup eliminations	Total Group	EE joint venture (at 100%)(3)
		Spain	Poland	Belgium & Luxembourg	Central Europe countries	Intra- Europe eliminations	Total Europe
(in millions of euros)
2015
Revenues	19,141	4,253	2,831	1,235	1,648	(4)	9,963	4,899	6,405	1,915	(2,087)	40,236	8,693
Reported EBITDA	6,482	1,046	820	321	546	-	2,733	1,529	898	(365)	-	11,277	2,305
Operating income	3,765	275	136	119	188	-	718	463	534	(738)	-	4,742	699
CAPEX	3,097	864	463	193	263	-	1,783	922	325	359	-	6,486	819
Telecommunication licenses	954	25	-	76	13	-	114	217	-	-	-	1,285	-
Average number of employees	66,765	5,144	17,703	1,564	5,246	-	29,657	14,356	20,415	13,306	-	144,499	n/a
2014 - Data on a comparable basis (vs. 2015) (1)
Revenues	19,304	4,355	2,914	1,249	1,625	(4)	10,139	4,659	6,465	1,845	(2,129)	40,283	n/a
Reported EBITDA	6,521	1,072	922	255	589	-	2,838	1,591	877	(813)	-	11,014	n/a
Operating income	3,880	422	187	(168)	284	-	725	404	524	(1,202)	-	4,331	n/a
CAPEX	2,799	821	418	215	264	-	1,718	850	336	232	-	5,935	n/a
Telecommunication licenses	-	2	90	-	323	-	415	68	-	-	-	483	n/a
Average number of employees	70,473	5,371	18,987	1,620	5,354	-	31,332	14,187	20,538	13,900	-	150,430	n/a
2014 - Data on a historical basis
Revenues	19,304	3,876	2,918	1,249	1,760	(4)	9,799	4,286	6,299	1,894	(2,137)	39,445	7,847
Reported EBITDA	6,510	958	994	255	885	-	3,092	1,367	910	(767)	-	11,112	1,277
Operating income	3,870	374	259	(168)	575	-	1,040	284	552	(1,175)	-	4,571	(195)
CAPEX	2,799	585	418	215	279	-	1,497	779	325	236	-	5,636	723
Telecommunication licenses	-	2	90	-	326	-	418	57	-	-	-	475	-
Average number of employees	70,719	3,825	19,094	1,620	5,850	-	30,389	15,666	20,728	14,136	-	151,638	n/a
2013 - Data on a comparable basis (vs. 2014) (1)
Revenues	20,008	4,052	3,055	1,462	1,819	(5)	10,383	4,001	6,448	1,853	(2,224)	40,469	n/a
Reported EBITDA	6,746	1,039	929	317	647	-	2,932	1,317	1,016	9	-	12,020	n/a
Operating income	4,187	460	194	(279)	369	-	744	126	653	(496)	-	5,214	n/a
CAPEX	2,837	562	455	199	269	-	1,485	690	308	243	-	5,563	n/a
Telecommunication licenses	28	22	63	120	237	-	442	16	-	-	-	486	n/a
Average number of employees	74,062	3,842	20,822	1,801	5,804	-	32,269	15,718	21,006	14,525	-	157,580	n/a
2013 - Data on a historical basis
Revenues	20,018	4,052	3,079	1,462	2,175	(5)	10,763	4,062	6,513	1,793	(2,168)	40,981	7,632
Reported EBITDA	6,760	1,038	937	317	851	-	3,143	1,330	1,004	(2)	-	12,235	1,546
Operating income	4,201	460	201	(279)	507	-	889	93	642	(492)	-	5,333	(1)
CAPEX	2,833	562	457	199	321	-	1,539	701	311	247	-	5,631	686
Telecommunication licenses	28	22	63	120	237	-	442	16	-	-	-	486	731
Average number of employees	74,267	3,842	21,214	1,801	6,986	-	33,843	15,944	20,859	14,602	-	159,515	n/a

(1) See Section 4.3.5.1 Data on a comparable basis.

(2) The Europe region comprises the Spain, Poland, Belgium & Luxembourg operating segments, and those of the Central European countries.

(3) Discontinued operations (see Section 4.3.1.4 Significant events).
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4.3.3.1   France

France	2015	2014	2014	Chg. (%)	Chg. (%)	2013
(at December 31, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis	data on a historical basis
Revenues	19,141	19,304	19,304	(0.8)%	(0.8)%	20,018
Reported EBITDA	6,482	6,521	6,510	(0.6)%	(0.4)%	6,760
Reported EBITDA/Revenues	33.9%	33.8%	33.7%			33.8%
Operating income	3,765	3,880	3,870	(3.0)%	(2.7)%	4,201
Operating income/Revenues	19.7%	20.1%	20.0%			21.0%
CAPEX	3,097	2,799	2,799	10.6%	10.6%	2,833
CAPEX/Revenues	16.2%	14.5%	14.5%			14.1%
Average number of employees	66,765	70,473	70,719	(5.3)%	(5.6)%	74,267

(1) See Section 4.3.5.1 Data on a comparable basis.

4.3.3.1.1   Revenues - France

2015 vs. 2014

In France, revenues totaled 19,141 million euros in 2015, down 0.8% compared with 2014 on both a historical basis and a comparable basis.

On both a historical basis and a comparable basis, the 163 million euro reduction in revenues in France between 2014 and 2015 was largely attributable to i) the downward trend in conventional telephony revenues, ii) the penetration of SIM-only and quadruple play offers across the mobile customer base, in a persisting competitive environment, and iii) the impact of European regulations on data transfer prices paid by customers roaming abroad, iv) partially offset by the increase in mobile equipment sales (see Section 8 Financial glossary) and the rise in revenues from fixed-line carrier services.

Excluding the effect of the fall in regulated prices, revenues in France would have been down 0.6% between 2014 and 2015 on a comparable basis.

Mobile services in France

Revenues from Mobile services (see Section 8 Financial glossary) were 7,507 million euros in 2015, a 2.2% decline representing 168 million euros compared with 2014, on both a historical basis and a comparable basis. The decline in Mobile services revenues slowed in 2015, confirming the gradual improvement seen since the second half of 2014; revenues fell by 2.2% between 2014 and 2015 compared to an 8.1% fall between 2013 and 2014.

Excluding the effect of the fall in regulated prices, revenues from Mobile services would have been down by 1.8% between 2014 and 2015.

The growing mobile customer base partially offset the fall in prices caused by the penetration of SIM-only and quadruple play offers. In this respect, mobile ARPU (see Section 8 Financial glossary) fell by 1.3% between 2014 and 2015, compared with a decline of 7.2% between 2013 and 2014.

The mobile customer base increased by 4.9% year on year on a comparable basis to 28.4 million customers. Offers with contracts totaled 24.1 million customers as of December 31, 2015, up 9.9% year-on-year, now representing 84.9% of the mobile customer base, versus 81.1% one year earlier.

Bipolarization of the mobile telephony market between entry-level offers and premium offers continued, with development of SIM-only offers such as Sosh (which totaled 2.9 million customers as of December 31, 2015) and quadruple play offers (which reached 7.4 million customers as of the same date). In parallel, prepaid offers (4.3 million customers as of December 31, 2015) posted a decrease of 16.5% year-on year.

Fixed-line services in France

Revenues from Fixed-line services (see Section 8 Financial glossary) were 10,327 million euros in 2015, a 1.4% decline representing 152 million euros compared with 2014, on a comparable basis.

Consumer fixed-line services

Revenues from Consumer fixed-line services were 6,411 million euros in 2015, a 3.0% decline (195 million euros) compared with 2014, on a comparable basis.

This year-on-year decline was attributable to i) the downward trend in fixed-line telephony revenues (fixed-line narrowband services), representing a decline of 11.4% or 289 million euros, ii) partially offset by the continued development of fixed-line broadband services. Between the two periods, the 2.3% growth in revenues from fixed-line broadband services was attributable to:

- 3.7% year-on-year growth in the fixed-line broadband customer base, representing an additional 380,000 customers, which totaled 10.7 million customers at December 31, 2015, wholly driven by fiber optic offers and the strong commercial performance of the premium offers;

- partially offset by the 0.9% year-on-year decline in the fixed-line broadband ARPU (see Section 8 Financial glossary), related to the growing penetration of quadruple play offers benefiting from partial rate discounts. Meanwhile, the development of digital television (6.4 million customers at December 31, 2015) is being accompanied by increased demand for content (VOD, SVOD), offsetting the fall in the out-of-bundle VoIP segment.

Fixed-line carrier services

Revenues from Fixed-line carrier services totaled 3,916 million euros in 2015, up 1.1% (43 million euros) on 2014, on a comparable basis. This year-on-year growth was largely attributable to i) the 1.5% rise in the number of telephone lines sold to other carriers to 14.0 million lines at December 31, 2015, and ii) the growth of revenues from the construction of fiber optic networks and the sharing of such networks.

2014 vs. 2013

Revenues in France totaled 19,304 million euros in 2014, down 3.6% on a historical basis and 3.5% on a comparable basis compared with 2013.

On a historical basis, the 714 million euro decline in revenues in France between 2013 and 2014 was attributable to i) the adverse impact of changes in the scope of consolidation and other changes (10 million euros) and above all ii) on a comparable basis, a 704 million euro organic decline in revenues.

On a comparable basis, the 704 million euro decline in revenues in France between 2013 and 2014 was mainly due to i) the repositioning

ORANGE / 2015 REGISTRATION DOCUMENT - 198

of prices for the mobile customer base in a persisting competitive environment, ii) the downward trend in conventional telephony revenues, and iii) the impact of European regulations on data transfer prices paid by customers roaming abroad, iv) partially offset by the rise in fixed-line carrier services and, to a lesser extent, the increase in mobile equipment sales.

Excluding the effect of the fall in regulated prices, revenues in France would have been down 3.2% between 2013 and 2014 on a comparable basis.

Mobile services in France

Revenues from Mobile services totaled 7,675 million euros in 2014, down 8.1%, or 673 million euros, compared with 2013, on both a historical basis and a comparable basis. The decline in Mobile services revenues slowed in 2014, confirming the gradual improvement seen since the start of the year; revenues fell by 8.1% between 2013 and 2014 compared to 10.3% fall between 2012 and 2013.

Excluding the effect of the fall in regulated prices, revenues from Mobile services would have been down by 7.2% between 2013 and 2014.

The growing mobile customer base partially offset the fall in prices from the repositioning of customer prices that followed the recasting of the segmented Sosh, Open and Origami, offers begun in 2012 and 2013. In this respect, mobile ARPU fell 7.2% between 2013 and 2014, compared with a 11.5% decline between 2012 and 2013.

The mobile customer base was 27.1 million at December 31, 2014, a 0.7% year-on-year increase, in comparable basis data. Offers with contracts totaled 22.0 million customers as of December 31, 2014, up 5.8% year-on-year on a comparable basis, now representing 81.1% of the mobile customer base, versus 77.2% one year earlier.

Bipolarization of the mobile telephony market between entry-level offers and premium offers continued, with rapid development of Sosh online offers (2.5 million customers as of December 31, 2014) and the quadruple play offers (6.1 million customers as of the same date). In parallel, prepaid offers (5.1 million customers as of December 31, 2014) posted a decrease of 16.7% year-on-year.

Fixed-line services in France

Revenues from fixed-line services totaled 10,535 million euros in 2014, down 0.7%, or 78 million euros, compared with 2013, on both a historical basis and a comparable basis.

Consumer fixed-line services

Revenues from Consumer fixed-line services totaled 6,592 million euros in 2014, down 4.8% compared with 2013 on both a historical basis and a comparable basis, representing a 331 million euro decline.

The year-on-year reduction was attributable to the trend fall of 12.5%, or 360 million euros, in fixed-line telephony revenues, partially offset by the continued development of broadband services.

Between 2013 and 2014, the 0.7% growth in broadband services arose from:

- the 2.4% growth in the fixed-line broadband customer base, adding 245,000 new customers in the year bringing the total to 10.4 million in December 31, 2014, driven by the strong commercial performance of premium offers and penetration of fiber optic offers;

- partially offset by the 1.5% year-on-year decline in the fixed-line broadband ARPU, associated with the growing penetration of quadruple play offers benefiting from partial rate discounts. Meanwhile, the development of digital television (6.1 million customers at December 31, 2014) is being accompanied by increased demand for content (VOD, SVOD), offsetting the fall in the out-of-bundle VoIP segment.

Fixed-line carrier services

Revenues from Fixed-line carrier services totaled 3,944 million euros in 2014, up 6.9% compared with 2013 on both a historical basis and a comparable basis, representing a 253 million euro increase. The year-on-year growth is largely attributable to i) a 4.6% rise in the number of telephone lines sold to other carriers to 13.8 million lines at December 31, 2014, and ii) the development of fiber optic.

4.3.3.1.2   Reported EBITDA - France

2015 vs. 2014

Reported EBITDA in France totaled 6,482 million euros in 2015, down slightly by 0.4% on a historical basis, and 0.6% on a comparable basis compared with 2014.

On a historical basis, the 28 million euro decline in Reported EBITDA in France between 2014 and 2015 included i) the favorable impact of changes in the scope of consolidation and other changes for 11 million euros, ii) more than offset by the organic change on a comparable basis, i.e. a 39 million euro fall in Reported EBITDA.

On a comparable basis, this 39 million euro fall in Reported EBITDA in France between 2014 and 2015 was due to the 163 million euro drop in revenues, substantially offset by the 124 million euro decline in operating expenses included in Reported EBITDA and chiefly comprising:

- a 101 million euro fall in commercial expenses and content costs related to savings from i) the rationalization of commission paid and distribution networks, and ii) the policy of optimizing allocation of handset subsidies and the development of the unsubsidized market;

- and the 42 million euro reduction in labor expenses, largely due to the fall in the number of employees.

2014 vs. 2013

Reported EBITDA in France totaled 6,510 million euros in 2014, down 3.7% compared with 2013 on a historical basis, and down 3.5% on a comparable basis.

On a historical basis, the 250 million euro decline in France between 2013 and 2014 was attributable in part to i) the 14 million euro adverse impact of changes in the scope of consolidation and other changes, but crucially, ii) to organic change on a comparable basis, i.e. a 236 million euro fall in Reported EBITDA.

On a comparable basis, this 236 million euro fall in Reported EBITDA in France between 2013 and 2014 was due to the 704 million euro drop in revenues, substantially offset by the 468 million euro decline in operating expenses included in Reported EBITDA and chiefly comprising:

- a 180 million euro fall in commercial expenses related to savings from i) the policy of optimizing allocation of handset subsidies and commissions paid, and ii) the development of the unsubsidized market;

- the 143 million euro reduction in restructuring costs, mainly attributable to the streamlining of the distribution network and restructuring of content costs in 2013;

- the 96 million euro fall in real estate expenses;

- the 36 million euro reduction in service fees and inter-operator costs, mainly as a result of the positive effect of the fall in regulated prices on interconnection costs.

ORANGE / 2015 REGISTRATION DOCUMENT - 199

4.3.3.1.3   Operating income - France

2015 vs. 2014

In France, operating income totaled 3,765 million euros in 2015, down 2.7% on a historical basis and down 3.0% on a comparable basis with 2014.

On a historical basis, the 105 million euro reduction in operating income in France between 2014 and 2015 included i) the favorable impact of changes in the scope of consolidation and other changes for 10 million euros, ii) more than offset by organic changes on a comparable basis, for a decline of 115 million euros in operating income.

On a comparable basis, the 115 million euro decline in operating income in France between 2014 and 2015 was largely attributable to i) the 72 million euro increase in depreciation and amortization, linked to the rise in investments in recent years (primarily in the fiber optic networks) and to the adaptation of the depreciation schedule for the copper network in France, and ii) the 39 million euro decline in Reported EBITDA.

2014 vs. 2013

In France, operating income totaled 3,870 million euros in 2014, down 7.9% on a historical basis and down 7.6% on a comparable basis with 2013.

On a historical basis, the 331 million euro reduction in operating income in France between 2013 and 2014 was due in part to i) the 14 million euro adverse impact of changes in the scope of consolidation and other changes but, most importantly, to ii) the 317 million euro organic fall in operating income on a comparable basis.

On a comparable basis, this 317 million euro decline in operating income in France between 2013 and 2014 was largely attributable to i) the 236 million euro fall in Reported EBITDA and ii) the 98 million euro increase in depreciation and amortization, linked to the rise in investment in recent years and the amortization of the new 4G telecommunication licenses.

4.3.3.1.4   CAPEX - France

2015 vs. 2014

In France, CAPEX totaled 3,097 million euros in 2015, up 10.6% compared with 2014 on both a historical basis and a comparable basis.

On both a historical basis and a comparable basis, the 298 million euro increase in CAPEX in France between 2014 and 2015 was largely attributable to the sharp increase in investment in the high-speed fixed-line broadband networks (fiber optic, see Section 4.3.1.4 Significant events and Section 4.3.2.5.3 Investment projects).

2014 vs. 2013

In France CAPEX amounted to 2,799 million euros in 2014, down 1.2% on a historical basis and down 1.3% on a comparable basis compared with 2013.

On a historical basis, the 34 million euro decline in CAPEX in France between 2013 and 2014 was due i) to a 38 million euro organic decline in CAPEX ii) on a comparable basis, partially offset by a 4 million euro positive impact of changes in the scope of consolidation and other changes.

On a comparable basis, the 38 million euro decline in CAPEX in France between 2013 and 2014 was largely attributable to i) the decline in investment following completion of the RAN Renewal program to upgrade mobile access networks (which replaced old radio equipment with new higher-performance, high-capacity equipment that uses less energy), ii) partially offset by the rapid growth in investment in the high-speed mobile and fixed-line broadband networks (4G and fiber optic).

4.3.3.1.5   Acquisitions of telecommunication licenses - France

In 2015, telecommunication licenses were acquired in France for 954 million euros and consisted of the acquisition of two 5 MHz frequency blocks in the 700 MHz band, which will be used to increase the capacity and speed of the mobile broadband network and prepare for the introduction of 5G once the technology is available (see Section 4.3.1.4 Significant events).

No telecommunication licenses were acquired in France in 2014.

Acquisitions of telecommunication licenses in France in 2013 totaled 28 million euros and mainly reflected the reorganization of spectrums due to the roll-out of 4G antenna.

ORANGE / 2015 REGISTRATION DOCUMENT - 200

4.3.3.1.6   Additional information - France

France	2015	2014	2014	Chg. (%)	Chg. (%)	2013
(at December 31)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis	data on a historical basis
Revenues (2) (3)	19,141	19,304	19,304	(0.8)%	(0.8)%	20,018
Mobile services	7,507	7,675	7,675	(2.2)%	(2.2)%	8,348
Mobile equipment sales	730	601	601	21.6%	21.6%	538
Fixed-line services	10,327	10,479	10,535	(1.4)%	(2.0)%	10,613
Consumer fixed-line services	6,411	6,606	6,592	(3.0)%	(2.7)%	6,923
Fixed-line carrier services	3,916	3,873	3,943	1.1%	(0.7)%	3,690
Other revenues	577	549	493	5.0%	16.8%	519
Mobile services
Number of mobile services customers (4) (5)	28,424	27,087	27,087	4.9%	4.9%	27,014
Number of contract customers	24,141	21,961	21,961	9.9%	9.9%	20,861
Number of prepaid customers	4,283	5,126	5,126	(16.5)%	(16.5)%	6,153
Mobile ARPU (in euros) (3)	22.5	22.8	22.8	(1.3)%	(1.3)%	24.6
Fixed-line services
Consumer fixed-line services
Number of Consumer fixed telephone lines (4) (6)	16,250	16,577	16,577	(2.0)%	(2.0)%	17,126
o/w Number of naked ADSL accesses	7,147	6,762	6,762	5.7%	5.7%	6,251
o/w Number of FTTH, Satellite and Other accesses	1,013	611	611	65.8%	65.8%	359
Number of fixed-line broadband services customers (4)	10,734	10,354	10,354	3.7%	3.7%	10,108
Fixed-line broadband ARPU (in euros) (3)	33.0	33.3	33.3	(0.9)%	(0.9)%	33.8
Fixed-line carrier services
Number of Carrier fixed telephone lines (4)	13,978	13,771	13,771	1.5%	1.5%	13,161
o/w Number of fully unbundled lines	11,730	11,556	11,556	1.5%	1.5%	10,805

(1) See Section 4.3.5.1 Data on a comparable basis.

(2) In millions of euros. Breakdown of revenues in external data (see Section 8 Financial glossary).

(3) See Section 8 Financial glossary.

(4) In thousands. At end of period.

(5) Excluding customers of mobile virtual network operators (MVNOs).

(6) This figure includes i) standard analog lines (excluding fully unbundled lines) and Numeris (ISDN) channels, each Numeris channel being recognized as a line, ii) lines without narrowband (naked ADSL) telephone contracts sold directly by Orange to its Consumer customers, and iii) fiber optic (FTTH), satellite and other accesses.

4.3.3.2   Europe

Europe	2015	2014	2014	Chg. (%)	Chg. (%)	2013
(at December 31, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis	data on a historical basis
Revenues	9,963	10,139	9,799	(1.7)%	1.7%	10,763
Reported EBITDA	2,733	2,838	3,092	(3.7)%	(11.6)%	3,143
Reported EBITDA/Revenues	27.4%	28.0%	31.6%			29.2%
Operating income	718	725	1,040	(0.9)%	(30.9)%	889
Operating income/Revenues	7.2%	7.2%	10.6%			8.3%
CAPEX	1,783	1,718	1,497	3.8%	19.1%	1,539
CAPEX/Revenues	17.9%	16.9%	15.3%			14.3%
Average number of employees	29,657	31,332	30,389	(5.3)%	(2.4)%	33,843

(1) See Section 4.3.5.1 Data on a comparable basis.

The Europe region comprises the Spain, Poland, Belgium & Luxembourg operating segments, and those of the Central European countries.

ORANGE / 2015 REGISTRATION DOCUMENT - 201
Europe	2015	2014	2014	Chg. (%)	Chg. (%)	2013
(at December 31)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis	data on a historical basis
Revenues (2) (3)	9,963	10,139	9,799	(1.7)%	1.7%	10,763
Mobile services	6,078	6,267	6,363	(3.0)%	(4.5)%	7,314
Mobile equipment sales	867	857	823	1.2%	5.3%	708
Fixed-line services	2,799	2,836	2,424	(1.3)%	15.5%	2,496
Other revenues	219	179	189	21.6%	16.7%	245
Mobile services
Number of mobile services customers (4) (5)	50,400	49,752	48,508	1.3%	3.9%	51,079
Number of contract customers	31,438	29,572	28,015	6.3%	12.2%	27,359
Number of prepaid customers	18,961	20,180	20,492	(6.0)%	(7.5)%	23,720
Fixed-line services
Number of fixed telephone lines (4)	9,105	9,446	7,893	(3.6)%	15.4%	8,140
Number of fixed-line broadband services customers (4)	6,047	5,931	4,378	1.9%	38.1%	4,175

(1) See Section 4.3.5.1 Data on a comparable basis.

(2) In millions of euros. Breakdown of revenues in external data (see Section 8 Financial glossary).

(3) See Section 8 Financial glossary.

(4) In thousands. At end of period.

(5) Excluding customers of mobile virtual network operators (MVNOs).

4.3.3.2.1   Spain

Spain	2015	2014	2014	Chg. (%)	Chg. (%)	2013
(at December 31, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis	data on a historical basis
Revenues	4,253	4,355	3,876	(2.3)%	9.7%	4,052
Reported EBITDA	1,046	1,072	958	(2.4)%	9.2%	1,038
Reported EBITDA/Revenues	24.6%	24.6%	24.7%			25.6%
Operating income	275	422	374	(34.8)%	(26.4)%	460
Operating income/Revenues	6.5%	9.7%	9.7%			11.3%
CAPEX	864	821	585	5.3%	47.6%	562
CAPEX/Revenues	20.3%	18.8%	15.1%		13.9%
Average number of employees	5,144	5,371	3,825	(4.2)%	34.5%	3,842

(1) See Section 4.3.5.1 Data on a comparable basis.

4.3.3.2.1.1  Revenues - Spain

2015 vs. 2014

In Spain, revenues totaled 4,253 million euros in 2015, up 9.7% on a historical basis and down 2.3% on a comparable basis compared with 2014.

On a historical basis, the 377 million euro increase in revenues in Spain between 2014 and 2015 was attributable to i) the favorable impact of changes in the scope of consolidation and other changes amounting to 479 million euros connected with the acquisition of Jazztel, following its takeover on July 1, 2015 (see Section 4.3.1.4 Significant events), ii) partially offset by organic change on a comparable basis representing a 102 million euro decline.

On a comparable basis, the 102 million euro decline in revenues in Spain between 2014 and 2015 was largely attributable to:

- the 114 million euro decline in mobile services revenues, due mainly to i) the impact of price and commercial repositioning (development of convergence offers and end of migration to SIM-only mobile offers), which offset the impact of the increase in the mobile customer base, and ii) the adverse effect of the fall in regulated prices;

- and the 60 million euro decline in mobile equipment sales;

- partially offset by the 75 million euro growth in fixed-line services revenues, resulting primarily from the 6.7% increase in fixed-line broadband customers.

Excluding the effect of the fall in regulated prices, revenues in Spain would have been down 1.5% between 2014 and 2015 on a comparable basis.

Mobile services in Spain

Revenues from Mobile services totaled 2,403 million euros in 2015, down 3.6% on a historical basis and 4.5% on a comparable basis compared with 2014.

Excluding the effect of the fall in regulated prices, revenues from Mobile services would have been down 3.5% between 2014 and 2015 on a comparable basis.

On a comparable basis Mobile ARPU was down by 9.6% between December 31, 2014 and December 31, 2015. This change primarily reflects the impact of the growth in SIM-only offers, which represented 99% of mobile offers at December 31, 2015.

At December 31, 2015, the mobile customer base stood at 15.2 million customers, up 5.2% compared with December 31, 2014, on a comparable basis. Year-on-year, contract plans totaled 12.0 million customers at December 31, 2015, up by 7.0% over one year, while at the same time, prepaid offers (3.2 million customers at December 31, 2015) recorded a 1.0% decline over the same period. There were 5.1 million 4G customers at end-December 2015.

Fixed-line services in Spain

Revenues from Fixed-line services totaled 1,375 million euros in 2015, down 54.9% on a historical basis and 5.7% on a comparable basis compared with 2014.

ORANGE / 2015 REGISTRATION DOCUMENT - 202

On a comparable basis, this improvement was buoyed by the growth in revenues from fixed-line broadband services, which rose 7.2% year-on-year. The fixed-line broadband customer base stood at 3.8 million customers at December 31, 2015, up by 6.7% year-on-year, on a comparable basis. Convergence offers now represent 81% of the broadband fixed-line customer base at December 31, 2015.

2014 vs. 2013

In Spain, revenues totaled 3,876 million euros in 2014, down 4.4% compared with 2013 on both a historical basis and a comparable basis.

Between 2013 and 2014, the 176 million euro decline in revenues in Spain results mainly from:

- the 360 million euro decline in revenues of mobile services, due mainly to i) a drop in the overall market price that cancels the effect of the increased customer base, and ii) the unfavorable effect of the decline of regulated prices;

- in part offset by i) the 135 million euros of sales of mobile equipment, pulled by the sales of mobile handsets with staggered payment (whose commercial launch occurred in the 2nd quarter of 2013, in parallel with the marketing of SIM-only mobile service offers), and ii) the 55 million euro growth in revenues of fixed-line services.

Excluding the effect of the fall in regulated prices, the revenues from Spain would have been down 1.8% between 2013 and 2014.

Mobile services in Spain

In Spain, revenues from Mobile services totaled 2,492 million euros in 2014, for a 12.6% decline, representing 360 million euros compared with 2013, on both a historical basis and a comparable basis.

Excluding the effect of the fall in regulated prices, revenues from Mobile services would have been down by 9.3% between 2013 and 2014.

Mobile ARPU was down by 17.3% between December 31, 2013 and December 31, 2014. This change reflects the continuation of the rapid growth in SIM-only offers and the effect of convergence, with attractive Canguro offers in a very competitive market.

At December 31, 2014, the mobile customer base stood at 12.6 million customers, up 1.9% compared with 2013. Year-on-year, contract plans totaled 9.4 million customers at December 31, 2014, up by 5.1% over one year, while at the same time, prepaid offers (3.2 million customers at December 31, 2014) recorded a 6.4% decline over the same period.

Fixed-line services in Spain

In Spain, revenues from Fixed-line services totaled 888 million euros in 2014, up 6.6% or 55 million euros compared with 2013 on both a historical basis and a comparable basis.

Between the two periods, this improvement was buoyed by the growth in revenues of broadband services that have increased by 8.4% on a comparable basis. The fixed-line broadband customer base reached 2.0 million customers at December 31, 2014, up by 16.1% over one year. Convergence offers now represent 79% of the broadband fixed-line customer base.

4.3.3.2.1.2  Reported EBITDA - Spain

2015 vs. 2014

In Spain, Reported EBITDA totaled 1,046 million euros in 2015, up 9.2% on a historical basis and down 2.4% on a comparable basis compared with 2014.

On a historical basis, the 88 million euro increase in Reported EBITDA in Spain between 2014 and 2015 was largely attributable to i) the favorable impact of changes in the scope of consolidation and other changes amounting to 114 million euros connected with the acquisition of Jazztel, following its takeover on July 1, 2015, ii) partially offset by organic change on a comparable basis representing a 26 million euro decline.

On a comparable basis, the 26 million euro decline in Reported EBITDA in Spain between 2014 and 2015 was mainly attributable to the 102 million euro decline in revenues and the 54 million euro increase in service fees and inter-operator costs, partially offset by the 136 million euro decline in commercial expenses (primarily handset purchases and retail fees and commissions).

2014 vs. 2013

In Spain, Reported EBITDA totaled 958 million euros in 2014, down 7.8% compared with 2013 on both a historical basis and a comparable basis.

Between 2013 and 2014, the 81 million euro decrease in Reported EBITDA in Spain mainly results from the 176 million euro decline in revenues, partially offset by i) the 64 million euro reduction in commercial expenses, ii) the 20 million euro decline in other external purchases, mainly related to real estate expenses and overhead, and iii) the 13 million euro decline in labor expenses.

4.3.3.2.1.3  Operating income - Spain

2015 vs. 2014

In Spain, operating income totaled 275 million euros in 2015, down 26.4% on a historical basis and 34.8% on a comparable basis compared with 2014.

On a historical basis, the 99 million euro decline in operating income in Spain between 2014 and 2015 included i) the favorable impact of changes in the scope of consolidation and other changes amounting to 48 million euros connected with the acquisition of Jazztel, following its takeover on July 1 2015, ii) more than offset by organic change on a comparable basis representing a 147 million euro decline.

On a comparable basis, the 147 million euro decline in operating income in Spain between 2014 and 2015 was attributable to i) the 121 million euro increase in depreciation and amortization, mainly due to the effect of the allocation of the Jazztel acquisition price and the start of 4G license amortization in 2015, and ii) the 26 million euro decline in Reported EBITDA.

2014 vs. 2013

In Spain, operating income totaled 374 million euros in 2014, down 18.7% on a historical basis and on a comparable basis compared with 2013.

Between 2013 and 2014, the 86 million euro decline in operating income in Spain was mainly explained by i) the 81 million euro decline in Reported EBITDA, and ii) the 5 million euro increase in depreciation and amortization.

4.3.3.2.1.4  CAPEX - Spain

2015 vs. 2014

In Spain, CAPEX totaled 864 million euros in 2015, up 47.6% on a historical basis and 5.3% on a comparable basis compared with 2014.

On a historical basis, the 279 million increase in CAPEX in Spain between 2014 and 2015 was attributable to i) the favorable impact of changes in the scope of consolidation and other changes amounting to 236 million euros connected with the acquisition of Jazztel, following its takeover on July 1 2015, and ii) organic change on a comparable basis representing a 43 million euro increase.

On a comparable basis, the 43 million euro increase in CAPEX in Spain between 2014 and 2015 was mainly due to increased investment in the high-speed fixed-line broadband networks (joint fiber optic rollout with Vodafone, see Section 4.3.1.4 Significant events and Section 4.3.2.5.3 Investment projects).

ORANGE / 2015 REGISTRATION DOCUMENT - 203

2014 vs. 2013

In Spain, CAPEX totaled 585 million euros in 2014, up 4.1% compared with 2013 on both a historical basis and a comparable basis.

Between 2013 and 2014, the 23 million euro increase in CAPEX in Spain was largely attributable to increased investment in the high-speed mobile (4G) and fixed-line broadband networks (joint fiber optic rollout with Vodafone).

4.3.3.2.1.5  Acquisitions of telecommunication licenses - Spain

The acquisition of telecommunication licenses in Spain amounted i) in 2015, to 25 million euros for the tax on the commencement of the 4G license in the 800 MHz band, ii) in 2014, to 2 million euros, and ii) in 2013, to 22 million euros, largely for the extension of the 900 MHz license.

4.3.3.2.1.6  Additional information - Spain

Spain	2015	2014	2014	Chg. (%)	Chg. (%)	2013
(at December 31)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis	data on a historical basis
Revenues (2) (3)	4,253	4,355	3,876	(2.3)%	9.7%	4,052
Mobile services (6)	2,403	2,517	2,492	(4.5)%	(3.6)%	2,852
Mobile equipment sales	470	530	489	(11.3)%	(3.8)%	354
Fixed-line services (6)	1,375	1,300	888	5.7%	54.9%	833
Other revenues	5	8	7	(29.0)%	(20.8)%	13
Mobile services
Number of mobile services customers (4) (5)	15,248	14,490	12,613	5.2%	20.9%	12,377
Number of contract customers	12,023	11,232	9,399	7.0%	27.9%	8,945
Number of prepaid customers	3,225	3,258	3,214	(1.0)%	0.4%	3,433
Mobile ARPU (in euros) (3) (6)	13.7	15.2	15.6	(9.6)%	(12.1)%	18.8
Fixed-line services
Number of fixed-line broadband services customers (4)	3,753	3,518	1,965	6.7%	91.0%	1,693
Fixed-line broadband ARPU (in euros) (3) (6)	29.2	30.8	27.9	(5.1)%	4.5%	31.2

(1) See Section 4.3.5.1 Data on a comparable basis.

(2) In millions of euros. Breakdown of revenues in external data (see Section 8 Financial glossary).

(3) See Section 8 Financial glossary.

(4) In thousands. At end of period.

(5) Excluding customers of mobile virtual network operators (MVNOs).

(6) The data referred to incorporate the impact of the new allocation of the discount on convergence offers between mobile services and fixed-line services.

4.3.3.2.2   Poland

Poland	2015	2014	2014	Chg. (%)	Chg. (%)	2013
(at December 31, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis	data on a historical basis
Revenues	2,831	2,914	2,918	(2.9)%	(3.0)%	3,079
Reported EBITDA	820	922	994	(11.1)%	(17.5)%	937
Reported EBITDA/Revenues	29.0%	31.6%	34.1%			30.4%
Operating income	136	187	259	(27.1)%	(47.4)%	201
Operating income/Revenues	4.8%	6.4%	8.9%			6.5%
CAPEX	463	418	418	10.8%	10.8%	457
CAPEX/Revenues	16.4%	14.3%	14.3%			14.8%
Average number of employees	17,703	18,987	19,094	(6.8)%	(7.3)%	21,214

(1) See Section 4.3.5.1 Data on a comparable basis.

4.3.3.2.2.1  Revenues - Poland

2015 vs. 2014

Revenues in Poland totaled 2,831 million euros in 2015, down 3.0% on a historical basis and 2.9% on a comparable basis compared with 2014.

On a historical basis, the 87 million euro decline in revenues in Poland between 2014 and 2015 was attributable to i) the adverse impact of changes in the scope of consolidation and other changes amounting to 4 million euros and ii) organic change on a comparable basis representing an 83 million euro decline in revenues.

On a comparable basis, the 83 million euro decline in revenues in Poland between 2014 and 2015 was largely attributable to i) the decline in traditional fixed-line telephony services and the contraction in mobile services in a highly competitive market, ii) partially offset by the sharp increase in mobile equipment sales, driven by the sale of handsets with deferred payment, which have been on the market since the second quarter of 2014.

Excluding the effect of the fall in regulated prices, revenues in Poland would have been down 2.5% between 2014 and 2015 on a comparable basis.

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Mobile services in Poland

Revenues from Mobile services totaled 1,314 million euros in 2015, down 3.7% on a historical basis and 3.8% on a comparable basis compared with 2014.

On a comparable basis, the 52 million euro decline in revenues from Mobile services was largely attributable to the impact of price reductions, the growth of Open convergence offers (up 50% year-on-year), competitive pressures and, to a lesser extent, the effect of the fall in regulated prices.

Excluding the effect of the fall in regulated prices, revenues from Mobile services would have been down 3.1% year-on-year on a comparable basis.

The mobile customer base stood at 15.9 million customers at December 31, 2015, up by 1.8% year-on-year.

Fixed-line services in Poland

Revenues from Fixed-line services totaled 1,215 million euros in 2015, down 7.9% on both a historical basis and a comparable basis compared with 2014.

On a comparable basis, the 12.0% fall in revenues from Fixed-line services compared with 2014, representing 104 million euros, reflects the downward trend in revenues from fixed-line narrowband services.

Excluding the effect of the fall in regulated prices, revenues from Fixed-line services would have been down 7.6% between 2014 and 2015 on a comparable basis.

The fixed-line broadband customer base recorded a 6.1% decrease over the year, totaling 2.1 million customers at December 31, 2015. The number of VoIP service customers recorded a 11.0% growth over the year to 616,000 customers as at December 31, 2015. At the same time, the number of digital television customers increased by 5.1% between December 31, 2014 and December 31, 2015, and reached 787,000 customers.

2014 vs. 2013

Revenues in Poland totaled 2,918 million euros in 2014, down 5.2% on a historical basis and 4.5% on a comparable basis compared with 2013.

On a historical basis, the 161 million euro decline in revenues in Poland between 2013 and 2014 was due to i) the adverse impact of changes in the scope of consolidation and other changes amounting to 33 million euros, partially offset by the positive effect of foreign exchange fluctuations amounting to 9 million euros, and ii) organic change on a comparable basis representing a 137 million euro reduction in revenues.

On a comparable basis, the 137 million euro decline in revenues in Poland between 2013 and 2014 mainly results from i) the decline in traditional telephone services and the effects of competitive intensity on mobile telephony market, ii) compensated in part by the strong increase in sales of mobile equipment generated by the development of offers with staggered payment launched in April 2014.

Excluding the effect of the fall in regulated prices, revenues in Poland would have been down 2.5% between 2013 and 2014 on a comparable basis.

Mobile services in Poland

Revenues from Mobile services totaled 1,365 million euros in 2014, down 6.2% on a historical basis and 6.5% on a comparable basis compared with 2013.

On a comparable basis, the 95 million euro decline in revenues of Mobile services is mainly explained by the effect of the fall in regulated prices.

Excluding the effect of the fall in regulated prices, revenues from Mobile services would have dropped 3.3% between the two periods, attributable mainly to the reduction in prices for services.

The mobile customer base stood at 15.6 million customers at December 31, 2014, up by 2.0% year-on-year.

Fixed-line services in Poland

Revenues from Fixed-line services totaled 1,319 million euros in 2014, down 8.6% on a historical basis and 8.9% on a comparable basis compared with 2013.

On a comparable basis, the 13.7% fall in revenues from Fixed-line services in Poland, representing 128 million euros, reflects the general downward trend in fixed narrowband services.

Excluding the effect of the fall in regulated prices, the revenues from Fixed-line services would have been down 8.1% between the two periods.

The fixed broadband customer base recorded a 2.7% decrease over the year, totaling 2.2 million customers at December 31, 2014. However, the number of VoIP service customers recorded a 12.1% growth over the year to 555,000 customers at December 31, 2014. At the same time, the number of digital television customers increased by 6.0% between December 31, 2014 and December 31, 2013, and reached 749,000 customers at December 31, 2014.

4.3.3.2.2.2  Reported EBITDA - Poland

2015 vs. 2014

Reported EBITDA in Poland totaled 820 million euros in 2015, down 17.5% on a historical basis and 11.1% on a comparable basis compared with 2014.

On a historical basis, the 174 million euro decline in Reported EBITDA in Poland between 2014 and 2015 was attributable to i) the adverse impact of changes in the scope of consolidation and other changes amounting to 72 million euros, connected with the disposal of Wirtualna Polska on February 13, 2014, and ii) organic change on a comparable basis representing a 102 million euro decline in Reported EBITDA.

On a comparable basis, the 102 million euro decline in Reported EBITDA in Poland between 2014 and 2015 was largely due to i) the 83 million euro decline in revenues, ii) the 41 million euro increase in external purchases, primarily commercial expenses (higher handset purchases), iii) the 33 million euro increase in restructuring costs, iv) partially offset by the 37 million euro reduction in labor expenses, mostly linked to the 6.8% reduction in the average number of employees (full-time equivalents).

2014 vs. 2013

In Poland, Reported EBITDA totaled 994 million euros in 2014, up 6.1% compared with 2013 on a historical basis and 7.0% on a comparable basis.

On a historical basis, the 57 million euro increase in Reported EBITDA in Poland between 2013 and 2014 includes i) the negative impact of changes in the scope of consolidation and other changes, i.e. 11 million euros, ii) more than offset, on the one hand, by the positive effect of foreign exchange fluctuations of 3 million euros, and on the other hand, by organic growth on a comparable basis, a 65 million euro increase in Reported EBITDA.

On a comparable basis, the 65 million euro increase in Reported EBITDA in Poland between 2013 and 2014 is explained mainly by i) the 2014 recognition of the gain on the disposal of Wirtualna Polska for 71 million euros, ii) the 52 million euro decline in commercial expenses and content costs, iii) the 47 million euro decline in the cost of restructuring, iv) the 16 million euro decline in real estate expenses, and v) the 14 million euro reduction in overhead, vi) partly offset by the 137 million euro decrease in revenues.

ORANGE / 2015 REGISTRATION DOCUMENT - 205

4.3.3.2.2.3  Operating income - Poland

2015 vs. 2014

In Poland, operating income totaled 136 million euros in 2015, down 47.4% on a historical basis and 27.1% on a comparable basis compared with 2014.

On a historical basis, the 123 million euro decline in operating income in Poland between 2014 and 2015 was largely attributable to i) the adverse impact of changes in the scope of consolidation and other changes amounting to 72 million euros connected with the disposal of Wirtualna Polska on February 13, 2014, and ii) organic change on a comparable basis representing a 51 million euro decline in operating income.

On a comparable basis, the 51 million euro decline in operating income in Poland between 2014 and 2015 was mainly attributable to the 102 million euro decline in Reported EBITDA, partially offset by the 44 million euro decline in depreciation and amortization.

2014 vs. 2013

In Poland, operating income totaled 259 million euros in 2014, up 29.1% on a historical basis and 33.8% on a comparable basis compared with 2013.

On a historical basis, the 58 million euro increase in operating income in Poland between 2013 and 2014 mainly includes i) the negative impact of changes in the scope of consolidation and other changes for 8 million euros, ii) more than offset by organic changes on a comparable basis, for an increase of 65 million euros in operating income.

On a comparable basis, the 65 million euro increase in operating income in Poland between 2013 and 2014 results from the 65 million euro growth in Reported EBITDA.

4.3.3.2.2.4  CAPEX - Poland

2015 vs. 2014

In Poland, CAPEX totaled 463 million euros in 2015, up 10.8% compared with 2014 on both a historical basis and a comparable basis.

On both a historical basis and a comparable basis, the 45 million euro increase in CAPEX in Poland between 2014 and 2015 was largely attributable to increased investment in the high-speed fixed-line broadband networks (vDSL and FTTH, see Section 4.3.1.4 Significant events and Section 4.3.2.5.3 Investment projects).

2014 vs. 2013

In Poland, CAPEX amounted to 418 million euros in 2014, down 8.4% on a historical basis and down 8.1% on a comparable basis compared with 2013.

On a historical basis, the 39 million euro reduction in CAPEX in Poland between 2013 and 2014 is mainly explained by organic change on a comparable basis, for a decline of 37 million euros of CAPEX.

On a comparable basis, the 37 million euro decline in CAPEX of Poland between 2013 and 2014 was mainly attributable to the completion in mid-2014 of the mobile network infrastructure sharing program with T-Mobile (10,000 sites shared at December 31, 2014).

4.3.3.2.2.5  Acquisitions of telecommunication licenses - Poland

In October 2015, Orange Polska was awarded two 5 MHz frequency blocks in the 800 MHz band and three frequency blocks in the 2,600 MHz band, for use by the high-speed mobile network (4G). As the licenses were granted to Orange Polska in January 2016, no telecommunication license acquisition was recognized in 2015 (see Section 4.3.1.4 Significant events).

Acquisitions of telecommunication licenses in Poland reached i) 90 million euros in 2014, related to the renewal of 2G licenses, and ii) 63 million euros in 2013, mainly related to the purchase of usage rights for the T-Mobile 1,800 MHz (4G) frequency.

4.3.3.2.2.6  Additional information - Poland

Poland	2015	2014	2014	Chg. (%)	Chg. (%)	2013
(at December 31)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis	data on a historical basis
Revenues (2) (3)	2,831	2,914	2,918	(2.9)%	(3.0)%	3,079
Mobile services	1,314	1,366	1,365	(3.8)%	(3.7)%	1,456
Mobile equipment sales	154	102	102	50.9%	51.0%	35
Fixed-line services	1,215	1,319	1,319	(7.9)%	(7.9)%	1,443
Other revenues	148	127	132	15.2%	11.9%	145
Mobile services
Number of mobile services customers (4) (5)	15,906	15,629	15,629	1.8%	1.8%	15,325
Number of contract customers	8,361	7,679	7,679	8.9%	8.9%	7,221
Number of prepaid customers	7,545	7,951	7,951	(5.1)%	(5.1)%	8,104
Mobile ARPU (in zlotys) (3)	30.3	31.5	31.5	(3.8)%	(3.8)%	34.5
Fixed-line services
Total number of fixed telephone lines (4)	5,156	5,710	5,710	(9.7)%	(9.7)%	5,766
Number of fixed-line broadband services customers (4)	2,105	2,241	2,241	(6.1)%	(6.1)%	2,301
Fixed-line broadband ARPU (in zlotys) (3)	61.2	60.4	60.4	1.3%	1.3%	60.3

(1) See Section 4.3.5.1 Data on a comparable basis.

(2) In millions of euros. Breakdown of revenues in external data (see Section 8 Financial glossary).

(3) See Section 8 Financial glossary.

(4) In thousands. At end of period.

(5) Excluding customers of mobile virtual network operators (MVNOs).

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4.3.3.2.3   Belgium & Luxembourg

Belgium & Luxembourg	2015	2014	2014	Chg. (%)	Chg. (%)	2013
(at December 31, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis	data on a historical basis
Revenues	1,235	1,249	1,249	(1.1)%	(1.1)%	1,462
Reported EBITDA	321	255	255	25.8%	25.8%	317
Reported EBITDA/Revenues	26.0%	20.5%	20.5%			21.7%
Operating income	119	(168)	(168)	na	na	(279)
Operating income/Revenues	9.6%	(13.5)%	(13.5)%			(19.1)%
CAPEX	193	215	215	(10.3)%	(10.3)%	199
CAPEX/Revenues	15.6%	17.2%	17.2%			13.6%
Average number of employees	1,564	1,620	1,620	(3.5)%	(3.5)%	1,801

(1) See Section 4.3.5.1 Data on a comparable basis.

4.3.3.2.3.1  Revenues - Belgium & Luxembourg

2015 vs. 2014

In Belgium & Luxembourg, revenues totaled 1,235 million euros in 2015, down 1.1% compared with 2014 on both a historical basis and a comparable basis.

The 14 million euro decline in revenues in Belgium & Luxembourg between 2014 and 2015 was largely attributable to the effect of the fall in regulated prices.

Excluding the effect of the fall in regulated prices, revenues in Belgium & Luxembourg would have been unchanged between 2014 and 2015.

Mobile services

Revenues from Mobile services totaled 1,006 million euros in 2015, down 1.3% on both a historical basis and a comparable basis compared with 2014.

The 13 million euro decline in revenues from Mobile services between 2014 and 2015 was mainly attributable to the effect of the fall in regulated prices.

Excluding the effect of the fall in regulated prices, revenues from Mobile services would have been unchanged year-on-year. Revenues from Mobile services benefited in particular from the sharp growth in mobile data traffic, driven by the rapid uptake in 4G technology. There were a total of 1 million 4G customers at December 31, 2015 with 31.4% on contracts. Mobile ARPU in Belgium rose 1.3%.

Fixed-line services

Revenues from Fixed-line services totaled 80 million euros in 2015, down 13.8% on both a historical basis and a comparable basis compared with 2014.

The 12 million euro decline in revenues from Fixed-line services reflects the downward trend in revenues from fixed-line broadband (down 33.0%) and narrowband services (down 13.5%) between 2014 and 2015.

The fixed-line broadband customer base recorded a 16.2% decrease over the year, totaling 32,000 customers at December 31, 2015.

2014 vs. 2013

In Belgium & Luxembourg, revenues totaled 1,249 million euros in 2014, down 14.6% compared with 2013 on both a historical basis and a comparable basis.

The 213 million euro decline in revenues in Belgium & Luxembourg between 2013 and 2014 was largely attributable to i) the impact of price repositioning for the customer base in 2013, ii) the 75 million euro decline in mobile equipment sales (gradual phasing out of simple purchase resale activities and decline in average handset sales price with higher sales of entry-level smartphones), iii) the effect of the fall in regulated prices and, iv) to a lesser extent, the decline in revenues from Fixed-line services.

Excluding the effect of the fall in regulated prices, revenues in Belgium & Luxembourg would have been down 12.4% between 2013 and 2014.

Mobile services

Revenues from Mobile services totaled 1,019 million euros in 2014, down 9.2% on both a historical basis and a comparable basis compared with 2013.

The 103 million euro decline in revenues from Mobile services between 2013 and 2014 was mainly attributable to the impact of price repositioning for the mobile customer base in 2013 and the effect of the fall in regulated prices.

Excluding the effect of the fall in regulated prices, revenues from Mobile services would have been down by 6.0% between 2013 and 2014.

The mobile customer base stood at 4.0 million customers at December 31, 2014. There were 508,000 4G customers at December 31, 2014, with 16.1% on contracts.

Fixed-line services

Revenues from Fixed-line services totaled 92 million euros in 2014, down 13.5% on both a historical basis and a comparable basis compared with 2013.

The 15 million euro decline in revenues from Fixed-line services between 2013 and 2014 reflects the downward trend in revenues from fixed-line broadband services, down 36.0%, mainly due to the suspension of sales of fixed-line offers in the residential market in Belgium since May 2013.

The fixed-line broadband customer base recorded a 28.9% decrease over the year, totaling 38,000 customers at December 31, 2014.

4.3.3.2.3.2  Reported EBITDA - Belgium & Luxembourg

2015 vs. 2014

In Belgium & Luxembourg, Reported EBITDA totaled 321 million euros in 2015, up 25.8% compared with 2014 on both a historical basis and a comparable basis.

The 66 million euro increase in Reported EBITDA in Belgium & Luxembourg between 2014 and 2015 was mainly attributable to i) the 54 million euros in compensation received from Proximus following the settlement of a number of litigations, and the decline in service fees and inter-operator costs, ii) partially offset by the 14 million euro decline in revenues.

2014 vs. 2013

In Belgium & Luxembourg, Reported EBITDA totaled 255 million euros in 2014, down 19.5% compared with 2014 on both a historical basis and a comparable basis.

The 62 million euro decline in Reported EBITDA in Belgium & Luxembourg between 2013 and 2014 was mainly attributable to i) the

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213 million euro decline in revenues in Belgium & Luxembourg and, to a lesser extent, the 31 million euro increase in operating taxes and levies, ii) partially offset by the 156 million euro decline in operating expenses included in Reported EBITDA, mainly connected with the reduction in commercial expenses (lower fees and commission following the restructuring of the distribution network, lower acquisition costs and lower handset purchases) and the decline in service fees and inter-operator costs.

4.3.3.2.3.3  Operating income - Belgium & Luxembourg

2015 vs. 2014

In Belgium & Luxembourg, operating income stood at 119 million euros in 2015, an improvement of 287 million euros on both a historical basis and a comparable basis compared with 2014.

The 287 million euro increase in operating income in Belgium & Luxembourg between 2014 and 2015 was mainly attributable to:

- the lack of impairment of goodwill in 2015, compared with an impairment of 229 million euros in Belgium in 2014. This impairment reflected the impact on projected cash flows of the increased tax burden and lower revenues in the enterprise services segment (see Note 6 to the consolidated financial statements);

- and the 66 million euro increase in Reported EBITDA.

2014 vs. 2013

Operating income in Belgium & Luxembourg totaled minus 168 million euros in 2014, compared with minus 279 million euros in 2013, on both a historical basis and a comparable basis.

The 111 million euro improvement in operating income in Belgium & Luxembourg between 2013 and 2014 was mainly attributable to:

- the 179 million euro improvement in impairment of goodwill (see Note 6 to the consolidated financial statements), as a result of the recognition of:

-  an impairment of 229 million euros in Belgium in 2014, reflecting the effects on expected cash flows of the increased tax burden and the decline in revenues in the Enterprise services segment,

-  and, in 2013, an impairment of 408 million euros, reflecting the impact at short-and medium-term of increased competitive pressure (general fall in the prices of all market players), the regulatory reduction of contract term commitments and the still limited number of convergence offers marketed by Mobistar;

- partially offset by the 62 million euro decline in Reported EBITDA.

4.3.3.2.3.4  CAPEX - Belgium & Luxembourg

2015 vs. 2014

In Belgium & Luxembourg, CAPEX totaled 193 million euros in 2015, down 10.3% compared with 2014 on both a historical basis and a comparable basis.

The 22 million euro decline in CAPEX in Belgium & Luxembourg between 2014 and 2015 was mainly due to lower investment in high-speed mobile broadband networks (4G), following the major investments made in 2014.

2014 vs. 2013

In Belgium & Luxembourg, CAPEX totaled 215 million euros in 2014, up 8.2% compared with 2013 on both a historical basis and a comparable basis.

The 16 million euro increase in CAPEX in Belgium & Luxembourg between 2014 and 2013 was largely attributable to increased investment in high-speed mobile broadband networks (4G).

4.3.3.2.3.5  Acquisitions of telecommunication licenses - Belgium & Luxembourg

In 2015, acquisitions of telecommunication licenses in Belgium & Luxembourg amounted to 76 million euros and involved the renewal of 2G licenses.

No telecommunication licenses were acquired in Belgium & Luxembourg in 2014.

In 2013, acquisitions of telecommunication licenses in Belgium & Luxembourg amounted to 120 million euros and involved the acquisition of 4G licenses.

4.3.3.2.3.6  Additional information - Belgium & Luxembourg

Belgium & Luxembourg	2015	2014	2014	Chg. (%)	Chg. (%)	2013
(at December 31)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis	data on a historical basis
Revenues (2) (3)	1,235	1,249	1,249	(1.1)%	(1.1)%	1,462
Mobile services	1,006	1,019	1,019	(1.3)%	(1.3)%	1,122
Mobile equipment sales	128	131	131	(2.5)%	(2.5)%	206
Fixed-line services	80	92	92	(13.8)%	(13.8)%	107
Other revenues	21	7	7	257.3%	257.3%	27
Mobile services
Number of mobile services customers (4) (5)	4,033	4,041	4,041	(0.2)%	(0.2)%	4,000
Number of contract customers	3,194	3,153	3,153	1.3%	1.3%	3,030
Number of prepaid customers	839	888	888	(5.5)%	(5.5)%	969
Mobile ARPU - Belgium (in euros) (3)	23.9	23.6	23.6	1.3%	1.3%	24.7
Fixed-line services
Number of fixed telephone lines (4)	195	218	218	(10.3)%	(10.3)%	681
Number of fixed-line broadband services customers (4)	32	38	38	(16.2)%	(16.2)%	53

(1) See Section 4.3.5.1 Data on a comparable basis.

(2) In millions of euros. Breakdown of revenues in external data (see Section 8 Financial glossary).

(3) See Section 8 Financial glossary.

(4) In thousands. At end of period.

(5) Excluding customers of mobile virtual network operators (MVNOs).

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4.3.3.2.4   Central European countries

Central European countries	2015	2014	2014	Chg. (%)	Chg. (%)	2013
(at December 31, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis	data on a historical basis
Revenues	1,648	1,625	1,760	1.4%	(6.3)%	2,175
Reported EBITDA	546	589	885	(7.2)%	(38.2)%	851
Reported EBITDA/Revenues	33.2%	36.2%	50.3%			39.1%
Operating income	188	284	575	(33.8)%	(67.3)%	507
Operating income/Revenues	11.4%	17.5%	32.7%			23.3%
CAPEX	263	264	279	(0.5)%	(5.6)%	321
CAPEX/Revenues	16.0%	16.3%	15.8%			14.8%
Average number of employees	5,246	5,354	5,850	(2.0)%	(10.3)%	6,986

(1) See Section 4.3.5.1 Data on a comparable basis.

4.3.3.2.4.1  Revenues - Central European countries

2015 vs. 2014

Revenues in the Central European countries totaled 1,648 million euros in 2015, down 6.3% on a historical basis and up 1.4% on a comparable basis compared with 2014.

On a historical basis, the 112 million euro decline in revenues in the Central European countries was attributable to i) the adverse impact of changes in the scope of consolidation and other changes amounting to 122 million euros and connected with the disposal of Orange Dominicana on April 9, 2014, for 107 million euros, and the disposal of Orange Armenia on September 3, 2015, for 15 million euros, ii) the negative effect of foreign exchange fluctuations, totaling 13 million euros, iii) partially offset by organic change on a comparable basis, representing revenue growth of 23 million euros.

On a comparable basis, the 23 million euro increase in revenues in the Central European countries between 2015 and 2014 was mainly attributable to the 39 million euro growth in revenues in Romania, partially offset by the 20 million euro decline in revenues in Slovakia. The effect of the fall in regulated prices was significant in these two countries.

Excluding the effect of the fall in regulated prices, revenues in the Central European countries would have risen 3.5% (and revenues from Mobile services 1.7%) between 2014 and 2015 on a comparable basis.

The mobile customer base in the Central European countries was 15.2 million at December 31, 2015, a 2.4% year-on-year decline, on a comparable basis. There were 7.9 million customers with contracts, up 4.7% and accounting for 51.9% of the mobile customer base at December 31, 2015, compared with 48.0% a year earlier.

The fixed-line broadband customer base stood at 156,000 customers at December 31, 2015, up 16.4% over the year, and mainly reflects the strong performance in Slovakia.

2014 vs. 2013

Revenues in the Central European countries totaled 1,760 million euros in 2014, down 19.1% on a historical basis and 3.3% on a comparable basis compared with 2013.

On a historical basis, the 415 million euro decline in revenues in the Central European countries between 2013 and 2014 was attributable to i) the adverse impact of changes in the scope of consolidation and other changes amounting to 334 million euros and almost wholly connected with the disposal of Orange Dominicana on April 9, 2014 (333 million euros), ii) the negative effect of foreign exchange fluctuations, totaling 22 million euros, mainly as a result of the performance of the Moldovan leu against the euro, iii) and organic change on a comparable basis, representing a 59 million euro decline in revenues.

On a comparable basis, the 59 million euro decline in revenues in the Central European countries between 2013 and 2014 was largely attributable to the effect of the fall in regulated prices.

Excluding the effect of the fall in regulated prices, revenues in the Central European countries would have risen 1.9% between 2013 and 2014 on a comparable basis.

4.3.3.2.4.2  Reported EBITDA - Central European countries

2015 vs. 2014

Reported EBITDA in the Central European countries totaled 546 million euros in 2015, down 38.2% on a historical basis and 7.2% on a comparable basis compared with 2014.

On a historical basis, the 339 million euro decline in Reported EBITDA in the Central European countries between 2014 and 2015 was attributable to i) the adverse impact of changes in the scope of consolidation and other changes amounting to 289 million euros and connected with the disposal of Orange Dominicana on April 9, 2014, ii) the negative effect of foreign exchange fluctuations, totaling 7 million euros, and ii) organic change on a comparable basis, representing a 43 million euro decline in Reported EBITDA.

On a comparable basis, the 43 million euro decline in Reported EBITDA in the Central European countries between 2014 and 2015 was largely attributable to i) the 50 million euro increase in commercial expenses, primarily in Romania, connected with the increase in handset purchases and other products sold, and ii) the 23 million euro increase in service fees and inter-operator costs, iii) partially offset by the 23 million euro increase in revenues.

2014 vs. 2013

Reported EBITDA in the Central European countries totaled 885 million euros in 2014, up 4.0% on a historical basis and 36.7% on a comparable basis compared with 2013.

On a historical basis, the 34 million euro increase in Reported EBITDA in the Central European countries between 2013 and 2014 included i) the adverse impact of changes in the scope of consolidation and other changes amounting to 194 million euros and mainly connected with the disposal of Orange Dominicana on April 9, 2014 for 120 million euros and the gain on the disposal of Orange Austria in 2013 for 73 million euros, ii) the negative effect of foreign exchange fluctuations, totaling 10 million euros, iii) more than offset by organic change on a comparable basis, representing a 238 million euro increase in Reported EBITDA.

On a comparable basis, the 238 million euro increase in Reported EBITDA in the Central European countries between 2013 and 2014 was largely attributable to i) the recognition, in 2014, of the gain on the disposal of Orange Dominicana for 280 million euros, ii) partially offset by the 59 million euro decline in revenues.

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4.3.3.2.4.3  Operating income - Central European countries

2015 vs. 2014

Operating income in the Central European countries totaled 188 million euros in 2015, down 67.3% on a historical basis and 33.8% on a comparable basis compared with 2014.

On a historical basis, the 387 million euro decline in operating income in the Central European countries between 2014 and 2015 was attributable to i) the adverse impact of changes in the scope of consolidation and other changes amounting to 287 million euros and mainly connected with the disposal of Orange Dominicana on April 9, 2014, for 289 million euros, ii) the negative effect of foreign exchange fluctuations, totaling 4 million euros, and iii) organic change on a comparable basis, representing a 96 million euro decline in operating income.

On a comparable basis, the 96 million euro decline in operating income in the Central European countries between 2014 and 2015 was attributable to i) the 43 million euro decline in Reported EBITDA, ii) the recognition, in 2015, of 27 million euros in impairment of fixed assets in Armenia (see Note 7 to the consolidated financial statements), and iii) the 26 million euro increase in depreciation and amortization.

2014 vs. 2013

Operating income in the Central European countries totaled 575 million euros in 2014, up 13.4% on a historical basis and 55.6% on a comparable basis compared with 2013.

On a historical basis, the 68 million euro increase in operating income in the Central European countries between 2013 and 2014 included i) the adverse impact of changes in the scope of consolidation and other changes amounting to 131 million euros and mainly including the gain on the disposal of Orange Austria in 2013 for 73 million euros and the disposal of Orange Dominicana on April 9, 2014 for 56 million euros, ii) the negative effect of foreign exchange fluctuations, totaling 7 million euros, iii) more than offset by organic change on a comparable basis, representing a 206 million euro increase in operating income.

On a comparable basis, the 206 million euro increase in operating income in the Central European countries between 2013 and 2014 was attributable to the 238 million euro increase in Reported EBITDA, partially offset by the 32 million euro increase in depreciation and amortization.

4.3.3.2.4.4  CAPEX - Central European countries

2015 vs. 2014

CAPEX in the Central European countries totaled 263 million euros in 2015, down 5.6% on a historical basis and 0.5% on a comparable basis compared with 2014.

On a historical basis, the 16 million euro decline in CAPEX in the Central European countries between 2014 and 2015 was mainly attributable to the adverse impact of changes in the scope of consolidation and other changes amounting to 14 million euros and connected with i) the disposal of Orange Dominicana on April 9, 2014, for 9 million euros, and ii) the disposal of Orange Armenia on September 3, 2015, for 5 million euros.

On a comparable basis, CAPEX in the Central European countries was unchanged between 2014 and 2015.

2014 vs. 2013

CAPEX in the Central European countries totaled 279 million euros in 2014, down 13.2% on a historical basis and up 3.5% on a comparable basis compared with 2013.

On a historical basis, the 42 million euro decline in CAPEX in the Central European countries between 2013 and 2014 was attributable to i) the adverse impact of changes in the scope of consolidation and other changes amounting to 50 million euros and mainly connected with the disposal of Orange Dominicana on April 9, 2014, for 49 million euros, ii) the negative effect of foreign exchange fluctuations, totaling 2 million euros, iii) partially offset by organic change on a comparable basis, representing a 10 million euro increase in CAPEX.

On a comparable basis, the 10 million euro increase in CAPEX in the Central European countries between 2013 and 2014 was mainly attributable to increased investment in high-speed mobile broadband networks (4G) in all the Central European countries.

4.3.3.2.4.5  Acquisitions of telecommunication licenses - Central European countries

In 2015, acquisitions of telecommunication licenses in the Central European countries amounted to 13 million euros, in Moldova.

In 2014, acquisitions of telecommunication licenses in the Central European countries amounted to 326 million euros and consisted of i) the capitalization of the fixed part of the fees for the use of frequencies in Romania for 231 million euros, ii) the acquisition of a 4G license and the capitalization of the fixed part of the fees for the use of frequencies in Slovakia for 66 million euros, and iii) the renewal of 2G licenses in Moldova for 29 million euros.

In 2013, acquisitions of telecommunication licenses in the Central European countries amounted to 237 million euros and mainly involved, in Romania, the renewal of 2G licenses for 143 million euros and the acquisition of 4G licenses for 73 million euros.

ORANGE / 2015 REGISTRATION DOCUMENT - 210

4.3.3.2.4.6  Additional information - Central European countries

Central European countries	2015	2014	2014	Chg. (%)	Chg. (%)	2013
(at December 31)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis	data on a historical basis
Revenues (2) (3)	1,648	1,625	1,760	1.4%	(6.3)%	2,175
Mobile services	1,358	1,368	1,489	(0.7)%	(8.9)%	1,887
Mobile equipment sales	115	93	101	23.1%	13.6%	112
Fixed-line services	130	125	125	4.4%	4.2%	114
Other revenues	45	39	45	15.5%	3.7%	62
Mobile services
Number of mobile services customers (4) (5)	15,212	15,593	16,225	(2.4)%	(6.2)%	19,376
Number of contract customers	7,860	7,509	7,785	4.7%	1.0%	8,163
Number of prepaid customers	7,352	8,084	8,440	(9.1)%	(12.9)%	11,214
Fixed-line services
Number of fixed-line broadband services customers (4)	156	134	134	16.4%	16.4%	128

(1) See Section 4.3.5.1 Data on a comparable basis.

(2) In millions of euros. Breakdown of revenues in external data (see Section 8 Financial glossary).

(3) See Section 8 Financial glossary.

(4) In thousands. At end of period.

(5) Excluding customers of mobile virtual network operators (MVNOs).

4.3.3.3   Africa & Middle East

Africa & Middle East	2015	2014	2014	Chg. (%)	Chg. (%)	2013
(at December 31, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis	data on a historical basis
Revenues	4,899	4,659	4,286	5.1%	14.3%	4,062
Reported EBITDA	1,529	1,591	1,367	(3.9)%	11.8%	1,330
Reported EBITDA/Revenues	31.2%	34.1%	31.9%			32.8%
Operating income	463	404	284	14.7%	63.3%	93
Operating income/Revenues	9.5%	8.7%	6.6%			2.3%
CAPEX	922	850	779	8.5%	18.4%	701
CAPEX/Revenues	18.8%	18.2%	18.2%			17.3%
Average number of employees	14,356	14,187	15,666	1.2%	(8.4)%	15,944

(1) See Section 4.3.5.1 Data on a comparable basis.

4.3.3.3.1   Revenues - Africa & Middle East

2015 vs. 2014

Revenues in Africa & Middle East totaled 4,899 million euros in 2015, up 14.3% on a historical basis and 5.1% on a comparable basis compared with 2014.

On a historical basis, the 613 million euro increase in revenues in Africa & Middle East between 2014 and 2015 was attributable to:

- the positive effect of foreign exchange fluctuations for 238 million, in light primarily of the performance of the Egyptian pound, the Jordanian dinar and the Guinean Franc against the euro;

- the favorable impact of changes in the scope of consolidation and other changes amounting to 135 million euros and primarily including i) the full consolidation of Médi Telecom on July 1, 2015, following its takeover, for 248 million euros, ii) partially offset by the review of the East Africa asset portfolio, with the disposal of Orange Uganda on November 11, 2014, and the accounting for Telkom Kenya under the equity method on December 31, 2014, following the recognition of loss of control, for 112 million euros;

- and organic change on a comparable basis, representing a 240 million euro increase in revenues.

On a comparable basis, the 240 million euro increase in revenues in Africa & Middle East between 2014 and 2015 was largely attributable to growth in revenues in i) Ivory Coast for 81 million euros, primarily from mobile services, ii) Egypt for 54 million euros, also with a sharp increase in mobile services, iii) the Democratic Republic of the Congo for 44 million euros, iv) Mali for 41 million euros, and v) Guinea for 33 million euros.

2014 vs. 2013

Revenues in Africa & Middle East totaled 4,286 million euros in 2014, up 5.5% on a historical basis and 7.1% on a comparable basis compared with 2013.

On a historical basis, the 224 million euro increase in revenues in Africa & Middle East between 2013 and 2014 included i) the negative effect of foreign exchange fluctuations, totaling 52 million euros, in light primarily of the performance of the Egyptian pound against the euro, and ii) the adverse impact of changes in the scope of consolidation and other changes amounting to 9 million euros, iii) more than offset by organic change on a comparable basis, representing a 285 million euro increase in revenues.

On a comparable basis, the 285 million euro increase in revenues in Africa & Middle East between 2013 and 2014 was largely attributable to growth in revenues in i) Mali for 72 million euros, ii) Guinea for 59 million euros, iii) Ivory Coast for 56 million euros, iv) Egypt for 44 million euros, and v) the Democratic Republic of the Congo for 25 million euros.

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4.3.3.3.2   Reported EBITDA - Africa & Middle East

2015 vs. 2014

Reported EBITDA in Africa & Middle East totaled 1,529 million euros in 2015, up 11.8% on a historical basis, and down 3.9% on a comparable basis compared with 2014.

On a historical basis, the 162 million euro increase in Reported EBITDA in Africa & Middle East between 2014 and 2015 was attributable to:

- the favorable impact of changes in the scope of consolidation and other changes amounting to 149 million euros and including i) the full consolidation of Médi Telecom on July 1, 2015 for 77 million euros, and ii) the review of the East Africa asset portfolio, with the disposal of Orange Uganda on November 11, 2014 and the accounting for Telkom Kenya under the equity method on December 31, 2014, for 72 million euros;

- and the positive effect of foreign exchange fluctuations for 75 million euros;

- partially offset by organic change on a comparable basis, representing a 62 million euro decrease in Reported EBITDA.

On a comparable basis, the 62 million euro decline in Reported EBITDA in Africa & Middle East between 2014 and 2015 was largely attributable to:

- the 160 million euro increase in other operating expense, primarily due to the negative effects of the restructuring of the asset portfolio;

- the 132 million euro increase in external purchases, primarily due to i) the increase in outsourcing expenses relating to technical operation and maintenance, resulting from traffic growth and network expansion, ii) higher service fees and inter-operator costs, iii) the increase in real estate expenses, and iv) higher commercial expenses;

- partially offset by the 240 million euro growth in revenues.

2014 vs. 2013

Reported EBITDA in Africa & Middle East totaled 1,367 million euros in 2014, up 2.8% on a historical basis and 3.8% on a comparable basis compared with 2013.

On a historical basis, the 37 million euro increase in Reported EBITDA in Africa & Middle East between 2013 and 2014 included the negative effect of foreign exchange fluctuations, totaling 16 million euros, more than offset by i) the favorable impact of changes in the scope of consolidation and other changes for 3 million euros, and ii) organic change on a comparable basis, representing a 50 million euro increase in Reported EBITDA.

On a comparable basis, the 50 million euro increase in Reported EBITDA in Africa & Middle East between 2013 and 2014 was largely attributable to the 285 million euro increase in revenues, partially offset by i) the 89 million euro increase in operating taxes and levies, as a result of the higher tax burden, particularly in Ivory Coast, Egypt and Mali, ii) the 54 million euro increase in commercial expenses (notably retail fees and commissions), iii) the 33 million euro deterioration in gains (losses) on disposal, iv) the 32 million euro increase in outsourcing expenses relating to technical operation and maintenance, resulting from traffic growth and network expansion, and v) the 30 million euro increase in labor expenses.

4.3.3.3.3   Operating income - Africa & Middle East

2015 vs. 2014

Operating income in Africa & Middle East totaled 463 million euros in 2015, up 63.3% on a historical basis and 14.7% on a comparable basis compared with 2014.

On a historical basis, the 179 million euro increase in operating income in Africa & Middle East between 2014 and 2015 was largely attributable to:

- i) the favorable impact of changes in the scope of consolidation and other changes amounting to 129 million euros and mainly including the review of the East Africa asset portfolio, with the disposal of Orange Uganda on November 11, 2014 and the accounting for Telkom Kenya under the equity method on December 31, 2014, for 140 million euros, ii) partially offset by the negative effect of foreign exchange fluctuations for 9 million euros;

- and organic change on a comparable basis, representing a 59 million euro increase in operating income.

On a comparable basis, the 59 million euro increase in operating income in Africa & Middle East between 2014 and 2015 was largely attributable to:

- the 181 million euro improvement in the share of profits (losses) of associates and joint ventures, primarily due to the recognition, in 2014, of 206 million euros in impairment on a comparable basis (178 million euros on a historical basis);

- partially offset by the 62 million euro decline in Reported EBITDA, and by the 60 million euro increase in depreciation and amortization.

2014 vs. 2013

Operating income in Africa & Middle East totaled 284 million euros in 2014, up 191 million euros on a historical basis and 158 million euros on a comparable basis compared with 2013.

On a historical basis, the 191 million euro increase in operating income in Africa & Middle East between 2013 and 2014 was largely attributable to i) the favorable impact of changes in the scope of consolidation and other changes amounting to 32 million euros, and relating to the review of the East Africa asset portfolio, with the disposal of Orange Uganda on November 11, 2014 and the accounting for Telkom Kenya under the equity method on December 31, 2014, and ii) organic change on a comparable basis, representing a 158 million euro increase in operating income.

On a comparable basis, the 158 million euro increase in operating income in Africa & Middle East between 2013 and 2014 was largely attributable to i) the lack of impairment of goodwill in 2014, compared with 89 million euros in impairment in 2013 in the Democratic Republic of the Congo, reflecting a revised growth outlook, and ii) the 50 million euro increase in Reported EBITDA.

4.3.3.3.4   CAPEX - Africa & Middle East

2015 vs. 2014

CAPEX in Africa & Middle East totaled 922 million euros in 2015, up 18.4% on a historical basis and 8.5% on a comparable basis compared with 2014.

On a historical basis, the 143 million euro increase in CAPEX in Africa & Middle East between 2014 and 2015 was attributable to:

- the positive effect of foreign exchange fluctuations for 44 million euros;

- the favorable impact of changes in the scope of consolidation and other changes amounting to 27 million euros and mainly including i) the full consolidation of Médi Telecom on July 1, 2015 for 53 million euros, ii) partially offset by the review of the East Africa asset portfolio, with the disposal of Orange Uganda on November 11, 2014 and the accounting for Telkom Kenya under the equity method on December 31, 2014, for 26 million euros;

- and organic change on a comparable basis, representing a 72 million euro increase.

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On a comparable basis, the 72 million euro increase in CAPEX in Africa & Middle East between 2014 and 2015 was mainly due to increased investment in high-speed mobile broadband networks (4G, see Section 4.3.1.4 Significant events and Section 4.3.2.5.3 Investment projects), to underpin growth. In addition, the 3G network is now available in all countries, with the final launches in Cameroon and Guinea Bissau.

2014 vs. 2013

CAPEX in Africa & Middle East totaled 779 million euros in 2014, up 11.1% on a historical basis and 13.0% on a comparable basis compared with 2013.

On a historical basis, the 78 million euro increase in CAPEX in Africa & Middle East between 2013 and 2014 included i) the negative effect of foreign exchange fluctuations, totaling 9 million euros, and ii) the adverse impact of changes in the scope of consolidation and other changes for 2 million euros, iii) more than offset by organic change on a comparable basis, representing an 89 million euro increase in CAPEX.

On a comparable basis, the 89 million euro increase in CAPEX in Africa & Middle East between 2013 and 2014 was largely attributable to increased investment in mobile access networks, particularly in Egypt, Cameroon, Guinea, Niger and Mali, to support the rapid increase in usage and growth in revenues.

4.3.3.3.5   Acquisitions of telecommunication licenses - Africa & Middle East

In 2015, acquisitions of telecommunication licenses in Africa & Middle East amounted to 217 million euros, and mainly concerned i) the acquisition of a universal license in Cameroon for 114 million euros, and ii) the acquisition of a 4G license in Jordan for 91 million euros.

Acquisitions of telecommunications licenses in Africa & Middle East amounted i) in 2014, to 57 million euros, mainly comprising the renewal of 2G licenses in Jordan for 56 million euros, and ii) in 2013, to 16 million euros.

4.3.3.3.6   Additional information - Africa & Middle East

Africa & Middle East	2015	2014	2014	Chg. (%)	Chg. (%)	2013
(at December 31)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis	data on a historical basis
Revenues (2) (3)	4,899	4,659	4,286	5.1%	14.3%	4,062
Mobile services	3,953	3,695	3,336	7.0%	18.5%	3,112
Mobile equipment sales	78	75	74	4.7%	6.3%	55
Fixed-line services	770	791	789	(2.7)%	(2.3)%	794
Other revenues	98	98	87	(0.7)%	10.7%	101
Mobile services
Number of mobile services customers (4) (5)	110,243	105,890	97,494	4.1%	13.1%	88,010
Number of contract customers	8,930	8,267	7,808	8.0%	14.4%	6,320
Number of prepaid customers	101,313	97,623	89,686	3.8%	13.0%	81,690
Fixed-line services
Total number of fixed telephone lines (4)	1,151	1,190	1,190	(3.2)%	(3.2)%	1,323
Number of fixed-line broadband services customers (4)	869	866	866	0.4%	0.4%	823

(1) See Section 4.3.5.1 Data on a comparable basis.

(2) In millions of euros. Breakdown of revenues in external data (see Section 8 Financial glossary).

(3) See Section 8 Financial glossary.

(4) In thousands. At end of period.

(5) Excluding customers of mobile virtual network operators (MVNOs).

4.3.3.4   Enterprise

Enterprise	2015	2014	2014	Chg. (%)	Chg. (%)	2013
(at December 31, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a a historical basis	data on a historical basis
Revenues	6,405	6,465	6,299	(0.9)%	1.7%	6,513
Reported EBITDA	898	877	910	2.4%	(1.4)%	1,004
Reported EBITDA/Revenues	14.0%	13.6%	14.5%			15.4%
Operating income	534	524	552	2.0%	(3.3)%	642
Operating income/Revenues	8.3%	8.1%	8.8%			9.9%
CAPEX	325	336	325	(3.3)%	0.1%	311
CAPEX/Revenues	5.1%	5.2%	5.2%			4.8%
Average number of employees	20,415	20,538	20,728	(0.6)%	(1.5)%	20,859

(1) See Section 4.3.5.1 Data on a comparable basis.

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4.3.3.4.1   Revenues - Enterprise

Enterprise revenues are presented according to the following product lines:

- voice services include legacy voice offers (PSTN access), Voice over IP services (VoIP), audio conference services as well as incoming traffic for call centers;

- data services include the legacy data solutions still offered by Orange Business Services (Frame Relay, Transrel, leased lines, narrowband), those having reached a certain maturity such as IP-VPN, and broadband infrastructure products such as satellite or fiber optic access. Data services also include broadcasting and Business Everywhere roaming offers; and

- the IT & integration services include the unified communication and collaboration services (LAN and telephony, advising, integration, project management), hosting and infrastructure services (including Cloud Computing), applications services (customer relations management and other applications services), security services, video conferencing offers as well as sales of equipment related to the above products and services.

2015 vs. 2014

Enterprise revenues totaled 6,405 million euros in 2015, up 1.7% on a historical basis and down 0.9% on a comparable basis compared with 2014.

On a historical basis, the 106 million euro increase in Enterprise revenues between 2014 and 2015 was attributable to the positive effect of foreign exchange fluctuations, totaling 200 million euros, essentially accounted for by the performance of the US dollar against the euro, partially offset by i) the adverse impact of changes in the scope of consolidation and other changes amounting to 34 million euros and mainly corresponding to the disposal of Almerys on April 13, 2015 for 33 million euros, and ii) organic change on a comparable basis, representing a 60 million euro decline in revenues.

On a comparable basis, the 60 million euro decline in Enterprise revenues between 2014 and 2015 was attributable to i) the decline in revenues from voice services for 87 million euros, and data services for 49 million euros, ii) partially offset by the 76 million euro improvement in revenues from IT & integration services. Overall, the 0.9% decline in Enterprise revenues between 2014 and 2015 reflected a slowdown in the downward trend, primarily driven by legacy voice and data services. This improved performance was due to i) the weaker downward trend in legacy voice and data services, ii) the stabilization of IP-VPN, primarily abroad (where growth was offset by pressure on prices in France), and iii) growth drivers in services, primarily in security and the Cloud as well as integration services.

Voice services

Revenues from Voice services totaled 1,528 million euros in 2015, down 5.4% compared with 2014, on a comparable basis. This decline was less pronounced than in the previous fiscal year (down 7.2% in 2014). Between 2014 and 2015, the 8.3% downward trend in conventional fixed-line telephony services was in fact less pronounced than between 2013 and 2014 due to the slower decline in the number of telephone lines and less pressure on prices. In addition, the 3.3% decline in customer relationship services was offset by growth in VoIP (up 2.5%) and audio conference services (up 16.0%).

Data services

Revenues from Data services stood at 2,959 million euros in 2015, a 1.6% decline compared with 2014 on a comparable basis. The trend improved slightly compared with the previous fiscal year (down 3.6% in 2014). The activity is thus marked by a slower decline in revenues from legacy data services on a historic basis (down 12.1%), with IP-VPN in particular stabilizing (up 0.9% versus a decline of 0.7% in 2014). In IP-VPN, growth was underpinned by the higher number of accesses (up 1.2%) and speed, which more than offset the pressure on prices, particularly in France.

IT & integration services

Revenues from IT & integration services stood at 1,918 million euros in 2015, representing growth of 4.1% compared with 2014 on a comparable basis. This growth was largely driven by integration (up 6.8%), security (up 24.2%) and Cloud services (up 10.2%), as well as by imaging related services (telepresence, up 7.7%).

2014 vs. 2013

Enterprise revenues totaled 6,299 million euros in 2014, down 3.3% on a historical basis and 2.3% on a comparable basis compared with 2013.

On a historical basis, the 214 million euro fall in Enterprise revenues between 2013 and 2014 is explained mainly by i) the adverse impact of changes in the scope of consolidation and other changes for 37 million euros and mainly includes the disposal of Etrali Trading Solutions on May 31, 2013 for 32 million euros, ii) the negative impact of foreign exchange fluctuations for 28 million euros, essentially accounting for the change in the Russian ruble against the euro, and iii) organic change on a comparable basis, a decline of 149 million euros in revenues.

On a comparable basis, the 149 million euro decline in Enterprise revenues between 2013 and 2014 reflects the downward trend of legacy voice and data services. Between the two periods, this decline is not offset by the better prices and the renewed growth of IT & integration services, in particular security, Cloud and image offers, and stabilization of IP-VPN accesses.

Voice services

On a comparable basis, revenues of voice services declined by 7.2% to 1,613 million euros in 2014, compared with 2013. Between the two periods, the 9.8% downward trend in traditional fixed-line telephony and the 8.9% contraction of customer relations services are only partially offset by the growth of VoIP and services.

Data services

On a comparable basis, revenues from data services stood at 2,900 million euros in 2014, a 3.6% decline compared with 2013 on a comparable basis. Between the two periods, the activity is marked by a decline of 21.3% in legacy data services and a 0.7% contraction of IP-VPN. Despite constantly rising volumes and speeds, IP-VPN continues to experience a certain pressure on prices.

IT & integration services

Revenues from IT & integration services stood at 1,786 million euros in 2014, representing growth of 4.9% compared with 2013 on a comparable basis. Between these two periods, this growth, exceeding that of the market, is mainly buoyed by the 26.5% growth in security services and by the 11% increase in Cloud services.

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4.3.3.4.2   Reported EBITDA - Enterprise

2015 vs. 2014

Enterprise Reported EBITDA totaled 898 million euros in 2015, down 1.4% on a historical basis, and up 2.4% on a comparable basis compared with 2014.

On a historical basis, the 12 million euro decrease in Enterprise Reported EBITDA between 2014 and 2015 was largely attributable to:

- the adverse impact of changes in the scope of consolidation and other changes amounting to 52 million euros, and mainly including i) the disposal of Arkadin on January 21, 2014 for 22 million euros, and ii) the full consolidation of Cloudwatt on April 1, 2015, following its takeover, for 19 million euros;

- partially offset by i) the positive effect of foreign exchange fluctuations, totaling 19 million euros, and ii) change on a comparable basis, representing a 21 million euro increase in Reported EBITDA.

On a comparable basis, the 21 million euro increase in Enterprise Reported EBITDA between 2014 and 2015 was largely attributable to:

- the 81 million euro reduction in operating expense included in Reported EBITDA, primarily owing to i) a 57 million euro reduction in service fees and inter-operator costs, connected with the decline in the legacy networks in France and with efforts to improve profitability abroad, and ii) a 30 million euro increase in gains (losses) on disposal;

- partially offset by the 60 million euro decline in revenues.

2014 vs. 2013

Enterprise Reported EBITDA totaled 910 million euros in 2014, down 9.3% compared with 2013 on a historical basis, and down 10.4% on a comparable basis.

On a historical basis, the 94 million euro decline in Enterprise Reported EBITDA between 2013 and 2014 mainly includes i) the positive effect of foreign exchange fluctuations of 10 million euros, ii) more than offset by organic change on a comparable basis, a decline of 106 million euros in Reported EBITDA.

On a comparable basis, the 106 million euro decrease in Enterprise Reported EBITDA between 2013 and 2014 is largely attributable to:

- i) the 149 million euro contraction of revenues, ii) the 43 million euro increase in labor expenses, in particular in services, and iii) the 25 million euro increase in the cost of restructuring;

- partially offset by i) the 73 million euro decline in service fees and inter-operator costs, in connection with the improvement in international profitability and the decrease in activity volume of legacy data networks, ii) the 31 million euro decrease in other network expenditures and IT expenses, and iii) the reduction of overhead due to strict spending control, and iv) the 25 million euro growth in gain on disposal.

4.3.3.4.3   Operating income - Enterprise

2015 vs. 2014

Enterprise operating income totaled 534 million euros in 2015 for a decline of 3.3% on a historical basis and an increase of 2.0% on a comparable basis compared with 2014.

On a historical basis, the 18 million euro decrease in Enterprise operating income between 2014 and 2015 was largely attributable to:

- the adverse impact of changes in the scope of consolidation and other changes amounting to 46 million euros, and mainly including i) the disposal of Arkadin on January 21, 2014 for 22 million euros, and ii) the full consolidation of Cloudwatt on April 1, 2015, following its takeover, for 16 million euros;

- partially offset by i) the positive effect of foreign exchange fluctuations, totaling 18 million euros, and ii) change on a comparable basis, representing a 10 million euro increase in operating income.

On a comparable basis the 10 million euro increase in Enterprise operating income between 2014 and 2015 was largely due to the 21 million euro rise in Reported EBITDA.

2014 vs. 2013

Enterprise operating income totaled 552 million euros in 2014, down 13.9% on a historical basis and 15.4% on a comparable basis compared with 2013.

On a historical basis, the 90 million euro decline in Enterprise operating income between 2013 and 2014 mainly includes i) the positive impact of foreign exchange fluctuations for 10 million euros, and ii) organic change on a comparable basis, for a 101 million euro contraction in operating income.

On a comparable basis the 101 million euro decrease in Enterprise operating income between 2013 and 2014 is primarily explained by the 106 million euro decline in Reported EBITDA.

4.3.3.4.4   CAPEX - Enterprise

2015 vs. 2014

Enterprise CAPEX amounted to 325 million euros in 2015, up 0.1% on a historical basis and down 3.3% on a comparable basis compared with 2014.

On a comparable basis, the 11 million euro reduction in Enterprise CAPEX between 2014 and 2015 was due to capital expenditure management in connection with changes in operating activity.

2014 vs. 2013

Enterprise CAPEX totaled 325 million euros in 2014, up 4.4% on a historical basis and 5.3% on a comparable basis compared with 2013.

On a comparable basis, the 17 million euro increase in Enterprise CAPEX between 2013 and 2014 was largely attributable to the increase in equipment installed for customers for ongoing projects.

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4.3.3.4.5   Additional information - Enterprise

Enterprise	2015	2014	2014	Chg. (%)	Chg. (%)	2013
(at December 31)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis	data on a historical basis
Revenues (2)	6,405	6,465	6,299	(0.9)%	1.7%	6,513
Voice services	1,528	1,615	1,613	(5.4)%	(5.3)%	1,748
Data services	2,959	3,008	2,900	(1.6)%	2.0%	3,018
IT & integration services	1,918	1,842	1,786	4.1%	7.4%	1,747
Number of Enterprise telephone lines in France (3)	2,961	3,161	3,161	(6.3)%	(6.3)%	3,355
Number of IP-VPN accesses worldwide (4)	349	345	345	1.2%	1.2%	342
o/w Number of IP-VPN accesses in France (4)	294	294	294	0.2%	0.2%	292

(1) See Section 4.3.5.1 Data on a comparable basis.

(2) In millions of euros. Breakdown of revenues in external data (see Section 8 Financial glossary).

(3) In thousands. At end of period. This figure includes standard analog lines (excluding fully unbundled lines) and Numeris (ISDN) channels, each Numeris channel being booked as a line.

(4) In thousands. At end of period. Access of customers outside the Orange group, not including operators market.

4.3.3.5   International Carriers & Shared Services

International Carriers & Shared Services	2015	2014	2014	Chg. (%)	Chg. (%)	2013
(at December 31, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis	data on a historical basis
Revenues	1,915	1,845	1,894	3.8%	1.1%	1,793
Reported EBITDA	(365)	(813)	(767)	55.0%	52.5%	(2)
Reported EBITDA/Revenues	(19.1)%	(44.0)%	(40.6)%			(0.1)%
Operating income	(738)	(1,202)	(1,175)	38.5%	37.1%	(492)
Operating income/Revenues	(38.6)%	(65.1)%	(62.1)%			(27.4)%
CAPEX	359	232	236	54.9%	52.2%	247
CAPEX/Revenues	18.7%	12.6%	12.5%			13.8%
Average number of employees	13,306	13,900	14,136	(4.3)%	(5.9)%	14,602

(1) See Section 4.3.5.1 Data on a comparable basis.

4.3.3.5.1   Revenues - International Carriers & Shared Services

2015 vs. 2014

Revenues from International Carriers & Shared Services stood at 1,915 million euros in 2015 (of which 1,317 million euros generated outside the Group), up 1.1% on a historical basis and 3.8% on a comparable basis compared with 2014.

On a historical basis, the 21 million euro increase in revenues from International Carriers & Shared Services between 2014 and 2015 included:

- the adverse impact of changes in the scope of consolidation and other changes amounting to 54 million euros, and mainly including the deconsolidation of Dailymotion, following the disposal of 90% of the capital (see Section 4.3.1.4 Significant events), for 32 million euros;

- more than offset by i) the positive effect of foreign exchange fluctuations, totaling 5 million euros, and ii) organic change on a comparable basis, representing a 70 million euro increase in revenues.

On a comparable basis, the 70 million euro increase in revenues from International Carriers & Shared Services between 2014 and 2015 was largely attributable to i) the 28 million euro growth in International Carriers, ii) the 18 million euro increase in Content revenues, and iii) the 10 million euro increase in Orange Studio revenues.

2014 vs. 2013

Revenues from International Carriers & Shared Services stood at 1,894 million euros in 2014, of which 1,302 million euros generated outside the Group, up 5.6% on a historical basis and 2.2% on a comparable basis compared with 2013.

On a historical basis, the 101 million euro increase in revenues from International Carriers & Shared Services between 2013 and 2014 was largely attributable to i) the favorable impact of changes in the scope of consolidation and other changes for 68 million euros, partially offset by the negative effect of foreign exchange fluctuations, totaling 8 million euros, and ii) organic growth on a comparable basis, representing a 41 million euro increase in revenues.

On a comparable basis, the 41 million euro increase in revenues from International Carriers & Shared Services between 2013 and 2014 was largely attributable to the 26 million euro growth in International Carriers and the 14 million euro increase in Dailymotion revenues.

4.3.3.5.2   Reported EBITDA - International Carriers & Shared Services

2015 vs. 2014

Reported EBITDA of International Carriers & Shared Services was minus 365 million euros in 2015, up by 402 million euros on a historical basis and 448 million euros on a comparable basis compared with 2014.

On a historical basis, the 402 million euro improvement in Reported EBITDA of International Carriers & Shared Services between 2014 and 2015 included i) the adverse impact of changes in the scope of consolidation and other changes for 37 million euros, and the negative effect of foreign exchange fluctuations for 9 million euros, ii) more than offset by organic change on a comparable basis, representing a 448 million euro increase in Reported EBITDA.

On a comparable basis, the 448 million euro improvement in Reported EBITDA of International Carriers & Shared Services between 2014 and 2015 was largely attributable to i) the recognition, in 2015, of a 170 million euro gain on the disposal of 90% of Dailymotion (see

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Section 4.3.1.4 Significant events), and ii) the recognition, in 2014, of a 313 million euro expense for the restructuring of the real estate holdings in France (see Note 4.3 to the consolidated financial statements).

2014 vs. 2013

Reported EBITDA of International Carriers & Shared Services was a negative 767 million euros in 2014, down 765 million euros on a historical basis and 776 million euros on a comparable basis compared with 2013.

On a historical basis, the 765 million euro deterioration in the Reported EBITDA of International Carriers & Shared Services between 2013 and 2014 included i) the favorable impact of changes in the scope of consolidation and other changes (10 million euros) and the positive effect of foreign exchange fluctuations (1 million euros), ii) more than offset by organic change on a comparable basis, representing a 776 million euro decline in Reported EBITDA.

On a comparable basis, the 776 million euro deterioration in Reported EBITDA of International Carriers & Shared Services between 2013 and 2014 was largely attributable to:

- the recognition in 2014 of the transactional indemnity specified in the memorandum of understanding signed in March 2014 by Orange and Bouygues Télécom ending a series of litigations (see Note 4.2 to the consolidated financial statements);

- the recognition, in 2014, of a 313 million euro expense for the restructuring of the real estate holdings in France (see Note 4.3 to the consolidated financial statements);

- the reduction in the cost of Shared Services impacting the subsidiaries through reduced rebillings.

4.3.3.5.3   Operating income - International Carriers & Shared Services

2015 vs. 2014

International Carriers & Shared Services operating income was a negative 738 million euros in 2015, up 437 million euros on a historical basis and 464 million euros on a comparable basis compared with 2014.

On a historical basis, the 437 million euro improvement in the operating income of International Carriers & Shared Services between 2014 and 2015 included i) the adverse impact of changes in the scope of consolidation and other changes, totaling 18 million euros, and the negative effect of foreign exchange fluctuations for 9 million euros, ii) more than offset by organic change on a comparable basis, representing a 464 million euro increase in operating income.

On a comparable basis, the 464 million euro improvement in the operating income of International Carriers & Shared Services between 2014 and 2015 was largely attributable to i) the 448 million euro improvement in Reported EBITDA, and ii) the 15 million euro decline in depreciation and amortization.

2014 vs. 2013

International Carriers & Shared Services operating income was minus 1,175 million euros in 2014, down 683 million euros on a historical basis and 679 million euros on a comparable basis compared with 2013.

On a historical basis, the 683 million euro deterioration in operating income of International Carriers & Shared Services between 2013 and 2014 was largely attributable to i) the unfavorable impact of changes in the scope of consolidation and other changes for 5 million euros, partly offset by the 1 million euro positive effect of foreign exchange fluctuations, and ii) by organic change on a comparable basis, for a 679 million euro deterioration in operating income.

On a comparable basis, the 679 million euro deterioration in the operating income of International Carriers & Shared Services between 2013 and 2014 resulted from the 776 million euro reduction in Reported EBITDA, partially offset by i) the 62 million euro decline in depreciation and amortization, ii) the 20 million euro improvement in the share of profits (losses) of associates and joint ventures, and iii) the absence of goodwill impairment in 2014 (compared with a 15 million euro loss in 2013).

4.3.3.5.4   CAPEX - International Carriers & Shared Services

2015 vs. 2014

International Carriers & Shared Services CAPEX amounted to 359 million euros in 2015, up 52.2% on a historical basis and 54.9% on a comparable basis compared with 2014.

On a comparable basis, the 127 million euro improvement in the CAPEX of International Carriers & Shared Services between 2014 and 2015 was primarily due to increased real estate investment, as part of the restructuring of real estate holdings, as well as increased investment in submarine cables (extensions, capacity increases).

2014 vs. 2013

International Carriers & Shared Services CAPEX amounted to 236 million euros in 2014, down 4.4% on a historical basis and down 2.8% on a comparable basis compared with 2013.

On a comparable basis, International Carriers & Shared Services CAPEX declined by 7 million euros between 2013 and 2014.

ORANGE / 2015 REGISTRATION DOCUMENT - 217

4.3.3.5.5   Additional information - International Carriers & Shared Services

International Carriers & Shared Services	2015	2014	2014	Chg. (%)	Chg. (%)	2013
(at December 31, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a a historical basis	data on a historical basis
Revenues (2)	1,915	1,845	1,894	3.8%	1.1%	1,793
International Carriers	1,555	1,528	1,523	1.8%	2.1%	1,423
Shared Services	360	317	371	13.6%	(2.7)%	370

(1) See Section 4.3.5.1 Data on a comparable basis.

(2) Breakdown of revenues in external data (see Section 8 Financial glossary).

4.3.3.6   Additional information on EE activities

In January 2016, Orange and Deutsche Telekom completed the sale to BT Group of 100% of EE, their UK joint venture which they previously owned 50/50 (see Section 4.3.1.4 Significant events).

At December 31, 2015, the EE joint venture was considered a discontinued operation. As a result, the share of EE’s net assets along with the effects of the revaluation of the hedged portion of the securities have been presented under “assets held for sale” in the Group’s consolidated statement of financial position since December 31, 2014. In the Group’s consolidated income statement, these effects are neutralized given the hedging in place, and the “consolidated net income after tax of discontinued operations” related i) in 2015, to the dividends received from EE for 446 million euros, the tax effect of the hedging of EE securities and the disposal costs, and ii) in 2014, to Orange’s share in EE’s net income.

The data presented below is fully-consolidated EE data in pounds sterling.

EE	2015	2014	2014	Chg. (%)	Chg. (%)	2013
(at December 31, at 100%, in millions of pounds sterling)		data on a comparable basis	data on a historical basis	data on a comparable basis	data on a historical basis	data on a historical basis
Revenues	6,311	6,327	6,327	(0.3)%	(0.3)%	6,482
Reported EBITDA	1,672	1,030	1,030	62.3%	62.3%	1,313
Reported EBITDA/Revenues	26.5%	16.3%	16.3%			20.3%
CAPEX (1)	594	596	596	(0.3)%	(0.3)%	583
CAPEX/Revenues	9.4%	9.4%	9.4%			9.0%

(1) Including investments financed through finance leases.

2015 vs. 2014

On both a historical basis and a comparable basis, the revenues of EE were down by 0.3% between 2015 and 2014. Between December 31, 2014 and December 31, 2015, the number of contract customers rose by 437,000 a 2.9% year-on-year increase. The proportion of the number of contract customers compared to the total number of customers increased and reached 63% at December 31, 2015, compared to 61% at December 31, 2014. The number of prepaid customers fell by 726,000 clients between the two dates. As these are high-capacity broadband plans, EE counts nearly 14 million customers with its 4G plans at December 31, 2015. By the end of 2015, the 4G network covered nearly 95% of the population in the United Kingdom.

On a comparable basis, Reported EBITDA totaled 1,672 million pounds sterling in 2015, up 62.3% compared with 2014. Adjusted EBITDA, before restructuring costs, brand royalties and management fees, was 1,781 million pounds sterling in 2015, up 12.1% compared with 2014 on a comparable basis.

In 2015, EE paid out 650 million pounds sterling in dividends to its shareholders, Orange and Deutsche Telekom.

2014 vs. 2013

On both a historical basis and a comparable basis, the revenues of EE were down by 2.4% between 2014 and 2013. Excluding the effect of the fall in regulated prices, the revenues from mobile services would have been down slightly, 0.2% between the two periods. Between December 31, 2013 and December 31, 2014, the number of contract customers rose by 551,000 a 3.8% year-on-year increase. The proportion of the number of contract customers compared to the total number of customers increased and reached 61% at December 31, 2014, compared to 58% at December 31, 2013. The number of prepaid customers fell by 849,000 between the two dates. As these are high-capacity broadband plans, EE counts nearly 7.7 million customers with its 4G plans at December 31, 2014.

On a comparable basis, Reported EBITDA totaled 1,030 million pounds sterling in 2014, down by 21.6% compared to 2013, due to the impact of restructuring costs of indirect distribution. In 2014, EE recognized expenses of 336 million pounds sterling in restructuring costs for the “Phones 4u” partner distribution network following its receivership. Adjusted EBITDA, before restructuring costs, brand royalties and management fees, was 1,589 million pounds sterling in 2014, up 1.0% compared with 2013 on a comparable basis.

In 2014, EE paid out 551 million pounds sterling in dividends to its shareholders, Orange and Deutsche Telekom.

ORANGE / 2015 REGISTRATION DOCUMENT - 218
EE	2015	2014	2014	Chg. (%)	Chg. (%)	2013
(at December 31, at 100%)		data on a comparable basis	data on a historical basis	data on a comparable basis	data on a historical basis	data on a historical basis
Revenues (1)	6,311	6,327	6,327	(0.3)%	(0.3)%	6,482
Revenues from mobile services	5,514	5,619	5,619	(1.9)%	(1.9)%	5,734
Mobile services
Number of mobile services customers (2) (3)	24,187	24,476	24,476	(1.2)%	(1.2)%	24,774
Number of contract customers	15,338	14,901	14,901	2.9%	2.9%	14,350
Number of prepaid customers	8,849	9,575	9,575	(7.6)%	(7.6)%	10,424
Monthly mobile ARPU in the 4th quarter (in pounds sterling)	19.0	19.2	19.2	(1.0)%	(1.0)%	19.2
Fixed-line services
Number of fixed-line broadband services customers (2)	933	834	834	11.9%	11.9%	730

(1) In millions of pounds sterling.

(2) In thousands. At end of period.

(3) Excluding Machine to Machine customers.

4.3.4    Cash flow, equity and financial debt

4.3.4.1   Liquidity and cash flows

Simplified consolidated statement of cash flows (1)	2015	2014	2013
(at December 31, in millions of euros)		data on a historical basis	data on a historical basis
Net cash provided by operating activities	9,527	8,802	7,259
Net cash used in investing activities (2)	(9,406)	(6,352)	(6,044)
Net cash used in financing activities	(3,924)	(154)	(3,537)
Cash change in cash and cash equivalents	(3,803)	2,296	(2,322)
Cash and cash equivalents - opening balance	6,758	5,934	8,321
Cash change in cash and cash equivalents	(3,803)	2,296	(2,322)
Non-cash change in cash and cash equivalents (3)	1,514	(1,472)	(65)
Cash and cash equivalents - closing balance	4,469	6,758	5,934

(1) For more detail, see Consolidated statement of cash flows in the consolidated financial statements.

(2) Of which, in 2014, the purchase of monetary instruments for the purposes of pledging collateral in connection with the offer relating to Jazztel for (1,400) million euros.

(3) Of which, the effect of arranging in 2014, and removing in 2015, the pledge of the monetary instruments in connection with the offer relating to Jazztel for (1,501) million euros.

In connection with the offer relating to Jazztel (see Section 4.3.1.4 Significant events and Note 2.2 to the consolidated financial statements), in 2014 the Group pledged 2.9 billion euros in monetary instruments, of which 1.4 billion euros in current financial assets and 1.5 billion euros in cash equivalents (reclassified as non-current financial assets). The collateral was released in 2015. This transaction was reflected in particular in the consolidated cash flow statement by a non-monetary variation of cash equivalents in the amount of 1.5 billion euros corresponding to the cancellation of the transfer of initially pledged cash equivalents to non-current financial assets.

In 2015, Orange pursued its policy of actively managing its working capital requirement. It thus ended the trade receivables securitization program in France (no accounting impact, the assigned receivables having not been derecognized). From end-2014, certain key suppliers and Orange SA agreed that Orange would benefit from longer payment terms of up to six months for certain invoices. In 2015, this program resulted in an improvement in the working capital requirement including fixed asset purchases of around 300 million euros (see Note 4.6 to the consolidated financial statements).

4.3.4.1.1   Net cash provided by operating activities

Net cash provided by operating activities was 9,527 million euros in 2015, versus 8,802 million euros in 2014 and 7,259 million euros in 2013.

In 2015, net cash provided by operating activities included an amount of 446 million euros linked to receipt of dividends paid by EE (336 million euros in 2014 and 270 million euros in 2013, see Consolidated statement of cash flows and Note 9 to the consolidated financial statements).

2015 vs. 2014

Between 2014 and 2015, the 725 million euro increase in net cash provided by operating activities was largely attributable to:

- the 515 million euro increase in Reported EBITDA (excluding the 350 million euro fine from the French Competition Authority for anti-competitive practices in the Enterprise market, paid in January 2016, and which had no effect on the net cash provided by operating activities in 2015, see Notes 4.2, 4.6, 4.7 and 14 to the consolidated financial statements);

- the 212 million euro reduction in interest paid and net interest rate effect of derivatives (net of dividends received), primarily due to the higher dividends received from EE and the decline in net interest paid and the interest rate effect of derivatives, net.

Between 2014 and 2015, the 511 million euro change in the working capital requirement was largely attributable to:

- the counter effect of the sharp rise, in 2014, of sales of mobile handsets with staggered payment in Spain (launched on the market in Q2 2013), having resulted in a sharp increase in trade receivables in 2014, partially offset by the effect of the launch of sales of mobile handsets with staggered payment in France in Q4 2014;

- the effect, in 2015, of the 350 million euro fine from the French Competition Authority for anti-competitive practices in the Enterprise market (see Notes 4.2, 4.6, 4.7 and 14 to the consolidated financial statements);

- and the pursuit of a policy of actively managing working capital requirement (see above).

ORANGE / 2015 REGISTRATION DOCUMENT - 219
Change in net cash provided by operating activities - 2015 vs. 2014
(at December 31, in millions of euros)
Net cash provided by operating activities in 2014	8,802
Increase (decrease) in Reported EBITDA	165
Fine from the French Competition Authority in the Enterprise market (1)	(350)
Other	515
Change in working capital requirement (2)	511
Fine from the French Competition Authority in the Enterprise market (1)	350
Other	161
Decrease (increase) in interest paid and interest rates effects on derivatives, net (net of dividends received)	212
Decrease (increase) in income tax paid	31
Other (3)	(194)
Net cash provided by operating activities in 2015	9,527

(1) See Notes 4.2, 4.6, 4.7 and 14 to the consolidated financial statements.

(2) See Section 8 Financial glossary.

(3) Other (mainly change in the elimination of non-monetary effects included in Reported EBITDA).

2014 vs. 2013

Between 2013 and 2014, the 1,543 million euro increase in net cash provided by operating activities was largely attributable to the settlement of the tax litigation relating to the 2005 fiscal year in 2013 for 2,146 million euros (see Note 8.2 to the consolidated financial statements).

Change in net cash provided by operating activities - 2014 vs. 2013
(at December 31, in millions of euros)
Net cash provided by operating activities in 2013	7,259
Increase (decrease) in Reported EBITDA	(1,123)
Change in working capital requirement	(126)
Decrease (increase) in interest paid and interest rates effects on derivatives, net (net of dividends received)	203
Decrease (increase) in income tax paid	383
Tax litigation related to fiscal year 2005 (1)	2,146
Other (2)	60
Net cash provided by operating activities in 2014	8,802

(1) See Note 8.2 to the consolidated financial statements.

(2) Other (mainly change in the elimination of non-monetary effects included in Reported EBITDA).

4.3.4.1.2   Net cash used in investing activities

The net cash used in investing activities amounted to a negative 9,406 million euros in 2015 as against a negative 6,352 million euros in 2014, and a negative 6,044 million euros in 2013.

Between 2014 and 2015, the 3,054 million euro increase in net cash used in investing activities was largely attributable to the acquisition of Jazztel in 2015 for 3,306 million euros.

Between 2013 and 2014, the 308 million euro increase in net cash used in investing activities was largely due to i) the acquisition, in 2014, of 1.4 billion euros in monetary instruments pledged as collateral for the bid for Jazztel, ii) partially offset by the 1 billion euro increase in proceeds from the sale of investment securities, primarily with the proceeds of the sale of Orange Dominicana in 2014 for 771 million euros.

Acquisitions and proceeds from disposal of property, plant and equipment and intangible assets

Acquisitions and proceeds from disposal of property, plant and equipment and intangible assets	2015	2014	2013
(net of the change in fixed assets payables at December 31, in millions of euros)		data on a historical basis	data on a historical basis
Acquisitions of property, plant and equipment and intangible assets (1)	(7,771)	(6,111)	(6,117)
CAPEX	(6,486)	(5,636)	(5,631)
Telecommunication licenses	(1,285)	(475)	(486)
Increase (decrease) in fixed assets payables (2)	1,239	98	22
Proceeds from disposal of property, plant & equipment and intangible assets	91	74	98
Total Group	(6,441)	(5,939)	(5,997)

(1) Capital expenditure financed through finance leases have no effect on cash flows when acquired (see Section 4.3.2.5 Group capital expenditure, Segment Information in the consolidated financial statements and Note 7 to the consolidated financial statements).

(2) Mainly relates to the recognition in 2015 of the debt relating to the acquisition in France of two 4G frequency blocks in the 700 MHz band for 954 million euros. The payment will be made between 2016 and 2018 (see Section 4.3.1.4 Significant events and Note 7.5 to the consolidated financial statements).

ORANGE / 2015 REGISTRATION DOCUMENT - 220

Acquisitions and proceeds from sales of investment securities

Acquisitions and proceeds from sales of investment securities (1)	2015	2014	2013
(net of cash acquired or transferred at December 31, in millions of euros)		data on a historical basis	data on a historical basis
Acquisitions of investment securities (net of cash acquired)	(3,465)	(55)	(89)
Acquisition of 100% of Jazztel (2)	(3,306)	-	-
Acquisition of 9.0% of Médi Telecom (takeover) (2)	(80)	-	-
Acquisition of 50.9% of Dailymotion	-	-	(57)
Other acquisitions	(79)	(55)	(32)
Proceeds from sales of investment securities (net of cash transferred)	297	1,076	76
Proceeds from the sale of 90% of Dailymotion (2)	238	-	-
Proceeds from the sale of 100% of Orange Armenia (2)	43	-	-
Proceeds from the sale of 100% of Orange Dominicana	-	771	-
Proceeds from the sale of 20% of Sonaecom (3)	-	105	-
Proceeds from the sale of 100% of Wirtualna Polska	-	89	-
Proceeds from the sale of 100% of Orange Austria	-	10	63
Other proceeds from sales	16	101	13
Total Group	(3,168)	1,021	(13)

(1) See Note 2.2 to the consolidated financial statements.

(2) See Section 4.3.1.4 Significant events.

(3) Proceeds from sales of the investment in Sonaecom received in August 2014, pursuant to the disposal agreement signed in September 2013.

Other changes in securities and other financial assets

Decrease (increase) in securities and other financial assets	2015	2014	2013
(at December 31, in millions of euros)		data on a historical basis	data on a historical basis
Investments at fair value (excluding cash equivalents)	389	(33)	(39)
Purchase of monetary instruments in connection with the offer relating to Jazztel (1)	-	(1,400)	-
Other	(186)	(1)	5
Total Group	203	(1,434)	(34)

(1) See Section 4.3.1.4 Significant events and Note 2.2 to the consolidated financial statements.

4.3.4.1.3   Net cash used in financing activities

The net cash used in financing activities was a negative 3,924 million euros in 2015, versus a negative 154 million euros in 2014 and a negative 3,537 million euros in 2013.

Between 2014 and 2015, the 3,770 million euro increase in net cash used in financing activities was largely attributable to i) the counter effect of the issuance, in 2014, of subordinated notes (instruments recognized in equity, see Note 12.4 to the consolidated financial statements) for 5,715 million euros, net of premium and fees, ii) partially offset by the 1,207 million euro increase in deposits and other debt-linked financial assets (primarily cash collateral, see Note 10 to the consolidated financial statements), reflecting the improvement in 2015 in the fair value of derivatives, mainly hedging the Group’s foreign-currency denominated bonds.

Between 2013 and 2014, the change in net cash used in financing activities was largely attributable to i) the issuance in 2014 of 5,715 million euros in subordinated notes, net of premium and fees, ii) partially offset by the increase in long-term debt redemptions (net of issuances) for 2,849 million euros (see Section 4.3.4.3.2 Management of financial debt and liquidity position).

ORANGE / 2015 REGISTRATION DOCUMENT - 221
Net cash used in financing activities	2015	2014	2013
(at December 31, in millions of euros)		data on a historical basis	data on a historical basis
Change in long-term debt issuances (1)	(3,595)	(3,641)	(792)
Long-term debt issuances	817	1,460	3,209
Long-term debt redemptions and repayments	(4,412)	(5,101)	(4,001)
Increase (decrease) of bank overdrafts and short-term borrowings (1)	(101)	(892)	(151)
Decrease (increase) of deposits and other debt-linked financial assets (1)	1,809	602	(751)
Exchange rates effects on derivatives, net	320	91	(135)
Subordinated notes issuance (net of premium and fees) (2)	-	5,715	-
Coupon on subordinated notes issuance (2)	(272)	-	-
Disposals (purchases) of treasury shares (2)	31	125	(24)
Employee shareholding plan (Cap’Orange)	32	70	-
Other disposals (purchases)	(1)	55	(24)
Changes in ownership interests with no gain or loss of control	(221)	(14)	(11)
Acquisition of 5.0% of ECMS in Egypt (3)	(210)	-	-
Other changes	(11)	(14)	(11)
Dividends paid (2)	(1,895)	(2,140)	(1,673)
Dividends paid to owners of the parent company (4)	(1,589)	(1,846)	(1,314)
Dividends paid to non-controlling interests	(306)	(294)	(359)
Total Group	(3,924)	(154)	(3,537)

(1) See Note 10 to the consolidated financial statements.

(2) See Note 12 to the consolidated financial statements.

(3) See Section 4.3.1.4 Significant events.

(4) See Section 4.3.4.2 Equity.

The management of covenants is described in Note 11.4 to the consolidated financial statements.

4.3.4.2   Equity

At December 31, 2015, the French State held 23.0% of the capital of Orange SA, directly or jointly with Bpifrance Participations (see Note 12 to the consolidated financial statements).

The payment of dividends by Orange took place as follows (see Note 12.3 to the consolidated financial statements):

- in 2015, payment of i) the balance of the dividend of 0.40 euros per share in respect of the 2014 fiscal year, and ii) of the interim dividend of 0.20 euros per share in respect of the 2015 fiscal year;

- in 2014, payment of i) the balance of the dividend of 0.50 euros per share in respect of the 2013 fiscal year, and ii) of the interim dividend of 0.20 euros per share in respect of the 2014 fiscal year;

- in 2013, payment of i) the balance of the dividend of 0.20 euros per share for the 2012 fiscal year, and ii) of the interim dividend of 0.30 euros per share for the 2013 fiscal year.

In 2015, Orange did not exercise its right to defer the coupon related to the February and October 2014 issuances of subordinated notes and, accordingly, it paid the noteholders i) in February 2015, interest of 146 million euros, ii) in April 2015, interest of 23 million euros, and in October 2015, interest of 103 million euros (see Note 12.4 to the consolidated financial statements).

Capital management is described in Note 11.7 to the consolidated financial statements. Changes in equity are described in the Consolidated statements of changes in equity in the consolidated financial statements, as well as in Note 12 to the consolidated financial statements.

4.3.4.3   Financial debt, management of financial debt and liquidity position

For further information on the risks relating to the Orange group’s financial debt, see Section 2.4.3 Financial risks.

4.3.4.3.1   Financial debt

Net financial debt is a financial aggregate not defined by IFRS. For further information on the calculation of this aggregate and the reasons why the Orange group uses it, see Section 4.3.5 Financial aggregates not defined by IFRS, Section 8 Financial glossary and Note 10.2 to the consolidated financial statements.

The Orange group’s net financial debt stood at 26,552 million euros at December 31, 2015, compared with 26,090 million euros at December 31, 2014 and 30,726 million euros at December 31, 2013. At December 31, 2015, net financial debt was thus up 462 million euros compared with December 31, 2014.

ORANGE / 2015 REGISTRATION DOCUMENT - 222
Change in net financial debt
2015 vs. 2014
Change in net financial debt - 2015 vs. 2014
(at December 31, in millions of euros)
Net financial debt at December 31, 2014	26,090
Reported EBITDA	(11,277)
CAPEX	6,486
Decrease (increase) in amounts due to CAPEX suppliers	(364)
Telecommunication licenses paid	410
Proceeds from disposal of property, plant & equipment and intangible assets	(91)
Increase (decrease) in working capital requirement (1)	(275)
Interest paid and interest rates effects on derivatives, net (net of dividends received)	1,151
Income tax paid	727
Net effect of the acquisition of 100% of Jazztel (2) (3)	3,963
Net effect of the takeover of Médi Telecom (2) (4)	523
Net effect of the acquisition of all shares held by OTMT in ECMS (2) (5)	(65)
Other acquisitions and proceeds from sales of investment securities (net of cash acquired or transferred) and changes in ownership interests with no gain or loss of control of subsidiaries	(207)
Effect of the removal of the pledge of monetary financial securities in connection with the offer relating to Jazztel (2)	(2,901)
Coupon on subordinated notes issuance (6)	272
Proceeds (purchases) from treasury shares	(31)
Dividends paid to owners of the parent company (6)	1,589
Dividends paid to non-controlling interests	306
Other items (7)	246
Net financial debt at December 31, 2015	26,552

(1) See Section 8 Financial glossary.

(2) See Section 4.3.1.4 Significant events and Note 2.2 to the consolidated financial statements.

(3) Acquisition of 100% of Jazztel in 2015 for 3,306 million euros (net of cash acquired) and inclusion of gross financial debt (net of investments at fair value) for 657 million euros.

(4) Takeover of Médi Telecom, following the acquisition of 9% of the capital in 2015, for 80 million euros and the inclusion of gross financial debt of 443 million euros.

(5) Lapsing of the commitment to purchase ECMS shares for (275) million euros partially offset by the acquisition of all shares held by OTMT in ECMS in Egypt for 210 million euros (see Notes 2.2 and 10 to the consolidated financial statements).

(6) See Section 4.3.4.2 Equity and Note 12 to the consolidated financial statements.

(7) Including elimination of non-monetary effects included in Reported EBITDA.

2014 vs. 2013

Change in net financial debt - 2014 vs. 2013
(at December 31, in millions of euros)
Net financial debt at December 31, 2013	30,726
Reported EBITDA	(11,112)
CAPEX	5,636
Decrease (increase) in amounts due to CAPEX suppliers	83
Telecommunication licenses paid	294
Proceeds from disposal of property, plant & equipment and intangible assets	(74)
Increase (decrease) in working capital requirement	236
Interest paid and interest rates effects on derivatives, net (net of dividends received)	1,363
Income tax paid	758
Acquisitions and proceeds from sales of investment securities (net of cash acquired or transferred) and changes in ownership interests with no gain or loss of control of subsidiaries	(1,007)
Subordinated notes issuance (net of premium and fees) (1)	(5,715)
Proceeds (purchases) from treasury shares	(125)
Pledge of monetary financial securities in connection with the offer relating to Jazztel (2)	2,901
Dividends paid to owners of the parent company (1)	1,846
Dividends paid to non-controlling interests	294
Other items (3)	(14)
Net financial debt at December 31, 2014	26,090

(1) See Section 4.3.4.2 Equity and Note 12 to the consolidated financial statements.

(2) See Section 4.3.1.4 Significant events and Note 2.2 to the consolidated financial statements.

(3) Including elimination of non-monetary effects included in Reported EBITDA.

ORANGE / 2015 REGISTRATION DOCUMENT - 223

Financial debt indicators

Financial debt	2015	2014	2013
(at December 31, in millions of euros)		data on a historical basis	data on a historical basis
Net financial debt	26,552	26,090	30,726
Weighted average maturity of bond debt (1)	8.7 years	8.6 years	7.8 years
Average gross financial debt outstanding over the period (2)	32,569	34,784	36,209
Weighted average fixed rate bond coupon at end of period (1)	4.88%	4.82%	4.83%

(1) Source: Bloomberg.

(2) Excludes amounts not bearing interest, such as debts relating to commitments to buy non-controlling interests, and accrued interests not yet due.

The restated ratio of net financial debt to EBITDA is a financial aggregate not defined by IFRS. For further information on the calculation of this aggregate and the reasons why the Orange group uses it, see Section 4.3.5 Financial aggregates not defined by IFRS.

The restated ratio of net financial debt to EBITDA stood at 2.01 at December 31, 2015, compared to 2.09 at December 31, 2014. For reference, the restated ratio of net financial debt to EBITDA (excluding EE’s contribution) stood at 2.10 at December 31, 2015.

(at December 31)	2015	2014	2013
		data on a historical basis	data on a historical basis
Restated ratio of net financial debt to EBITDA (1) (2)	2.01	2.09	2.37

(1) In 2015, EBITDA including Reported EBITDA of Jazztel in Spain and of Médi Telecom in Morocco in the first half of 2015 for a total of 204 million euros, following their full consolidation on July 1, 2015 (see Section 4.3.1.4 Significant events).

(2) In 2014, Reported EBITDA of the EE joint venture, excluding 336 million pounds sterling (at 100%) in restructuring costs for the “Phones 4u” partner distribution network following its being placed in receivership.

4.3.4.3.2   Management of financial debt and liquidity position

Financial assets, liabilities and finance costs, net are described in Notes 10 and 11 to the consolidated financial statements, along with information on market risk and the fair value of financial assets and liabilities.

As part of its active approach to managing its balance sheet, in 2015 the Group i) redeemed bonds for a nominal amount of 3.3 billion euros, including early redemptions for a nominal amount of 618 million pounds sterling (equivalent to 856 million euros), and ii) bought back the remainder of the Supplier tranche of perpetual bonds redeemable for shares (TDIRA) for a nominal amount of 200 million euros (see Note 10.3 to the consolidated financial statements).

At December 31, 2015, the Group’s cash and cash equivalents totaled 4,469 million euros and the Group’s liquidity position stood at 11,962 million euros. At December 31, 2015, Orange’s liquidity position exceeded the repayment obligations of its gross financial debt in 2016 (see Note 11.3 to the consolidated financial statements).

4.3.4.3.3   Exposure to market risks and financial instruments

In the course of its manufacturing and commercial activities, Orange is exposed to market risks arising from the management of its interest costs, operating expenses in foreign currencies, and the value of certain asset items denominated in foreign currencies, such as investment securities in foreign companies. Based on an analysis of its general exposure to risks, mainly linked to interest rate fluctuations and foreign exchange prices, Orange uses various financial instruments within the limits set by the Treasury and Financing Committee. It is the policy of the Orange group not to use derivatives for speculative purposes.

The management of interest rate risk, foreign exchange risk, liquidity risk, credit risk and counterparty risk as well as equity market risk is described in Note 11 to the consolidated financial statements.

For further information on risks relating to financial markets, see Section 2.4.3 Financial risks.

4.3.4.3.4   Orange’s credit rating

Orange’s credit rating is an additional performance indicator used to assess the Group’s financial policy and risk management policy and, in particular, its solvency and liquidity risk, and is not a substitute for an analysis carried out by investors. Rating agencies revise the ratings they assign on a regular basis. Any change in the rating could produce an impact on the cost of future financing or on access to liquidity.

In addition, a change in Orange’s credit rating will, for certain outstanding financings, trigger step-up clauses affecting the interest paid to investors[9] (see Note 11.3 to the consolidated financial statements).

As regards Orange’s credit rating in 2015, on June 9, 2015, Fitch Ratings upgraded the outlook for Orange’s long-term debt from Negative to Stable, and thereby confirmed its long-term debt rating at BBB+ as well as its short-term debt rating at F2.

ORANGE / 2015 REGISTRATION DOCUMENT - 224

Orange’s credit ratings at December 31, 2015 are as follows:

Orange’s credit rating at December 31, 2015

	Standard & Poor’s	Moody’s	Fitch Ratings	Japan Credit Rating
Long-term debt	BBB+	Baa1	BBB+	A-
Outlook	Negative	Stable	Stable	Stable
Short-term debt	A2	P2	F2

On January 27, 2016, Standard & Poor’s upgraded its outlook on Orange’s long-term debt from Negative to Stable, and thereby confirmed its long-term debt rating at BBB+ as well as its short-term debt rating at A2.

For further information on risks related to the financial markets and a history of the Company’s credit ratings, see Section 2.4.3 Financial risks.

4.3.5    Financial aggregates not defined by IFRS

In this document, other than the financial aggregates reported in accordance with the International Financial Reporting Standards, Orange publishes financial aggregates that are not defined by IFRS. As described below, these figures are presented as additional information and are not meant to be substitutes for or to be confused with financial aggregates as defined by IFRS.

4.3.5.1   Data on a comparable basis

In order to allow investors to track the annual changes in the Group’s operations, data on a comparable basis are presented for the previous period. The transition from data on a historical basis to data on a comparable basis consists of keeping the results for the year ended and restating the previous year in order to present financial data with comparable methods, scope of consolidation and exchange rates over comparable periods. Orange provides the details of the impact of changes in method, scope of consolidation and exchange rates on its key operating indicators in order to isolate the intrinsic business impact. The method used is to apply to the data of the corresponding period of the preceding year the methods and the scope of consolidation for the period ended as well as the average exchange rates used for the income statement for the period ended. Changes in data on a comparable basis better reflect organic business changes. Data on a comparable basis represents an additional comparison tool and is not intended to replace data on a historical basis for the year ended or the previous periods.

4.3.5.1.1 Transition from data on a historical basis to data on a comparable basis for the 2014 fiscal year

The data on a comparable basis for 2014 is comparable in terms of method, scope and exchange rates to the data on a historical basis for 2015.

Group

The following table presents, for the Orange group, the transition from data on a historical basis to data on a comparable basis for the 2014 fiscal year for the key operating data.

2014/Group	Revenues	Reported EBITDA	Operating income	CAPEX	Average number of employees
(at December 31, in millions of euros)
Data on a historical basis	39,445	11,112	4,571	5,636	151,638
Foreign exchange fluctuations (1)	429	79	(4)	54	-
US dollar (USD)	228	46	15	17	-
Egyptian Pound (EGP)	117	33	(1)	22	-
Jordanian dinar (JOD)	71	23	10	9	-
Pound sterling (GBP)	11	(13)	(13)	1	-
Other	2	(10)	(15)	5	-
Changes in the scope of consolidation and other changes	409	(177)	(236)	245	(1,208)
Acquisition of Jazztel	480	115	49	235	1,546
Full consolidation of Médi Telecom	239	77	(11)	53	523
Disposal of Orange Dominicana	(107)	(289)	(289)	(9)	(356)
Review of the East Africa asset portfolio	(99)	72	140	(26)	(2,016)
Disposal of Almerys	(32)	(1)	2	(3)	(228)
Deconsolidation of Dailymotion	(31)	-	17	(4)	(108)
Disposal of Orange Armenia	(12)	-	3	(4)	(140)
Disposal of Wirtualna Polska	(4)	(72)	(72)	-	(34)
Full consolidation of Cloudwatt	1	(19)	(16)	3	61
Disposal of Arkadin	-	(22)	(22)	-	-
Gain from the disposal of Bull securities	-	(41)	(41)	-	-
Other	(26)	3	4	-	(456)
Data on a comparable basis	40,283	11,014	4,331	5,935	150,430

(1) Foreign exchange fluctuations between the average exchange rates for the 2014 fiscal year and average rates for the 2015 fiscal year.

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The changes included in the transition from data on a historical basis to data on a comparable basis for the 2014 fiscal year primarily include:

- the changes in the scope of consolidation (see Section 4.3.1.4 Significant events and Note 2.2 to the consolidated financial statements), with mainly:

-  the acquisition of Jazztel (Spain), following its takeover on July 1, 2015, taking effect from July 1, 2014 in the data on a comparable basis,

-  the full consolidation of Médi Telecom (Africa & Middle East) on July 1, 2015, following its takeover, taking effect from July 1, 2014 in the data on a comparable basis. Orange’s investment in Médi Telecom was previously accounted for under the equity method,

-  the disposal of Orange Dominicana (Central Europe) on April 9, 2014, taking effect from January 1, 2014 in the data on a comparable basis,

-  the review of the East Africa asset portfolio (Africa & Middle East), with i) the disposal of Orange Uganda on November 11, 2014, and ii) the accounting for Telkom Kenya under the equity method on December 31, 2014 following recognition of a loss of control, taking effect from January 1, 2014 in the data on a comparable basis,

-  the disposal of Almerys (Enterprise) on April 13, 2015, taking effect from March 31, 2014 in the data on a comparable basis,

-  the deconsolidation of Dailymotion (International Carriers & Shared Services) on June 30, 2015, following the disposal of the majority of the capital (80% on June 30, 2015 and 10% on July 30, 2015), taking effect from June 30, 2014 in the data on a comparable basis,

-  the disposal of Orange Armenia (Central Europe) on September 3, 2015, taking effect from August 30, 2014 in the data on a comparable basis,

-  the disposal of Wirtualna Polska (Poland) on February 13, 2014, taking effect from January 1, 2014 in the data on a comparable basis,

-  the full consolidation of Cloudwatt (Enterprise) on April 1, 2015, following a loss of control, taking effect from April 1, 2014 in the data on a comparable basis. Orange’s investment in Cloudwatt was previously accounted for under the equity method,

-  the disposal of Arkadin (Enterprise) on January 21, 2014, taking effect from January 1, 2014 in the data on a comparable basis,

-  and the gain (loss) on the disposal of the investment in Bull (International Carriers & Shared Services) on August 18, 2014, taking effect from January 1, 2014 in the data on a comparable basis;

- the foreign exchange fluctuations between the average exchange rates for the 2014 fiscal year and for the 2015 fiscal year.

Segments

The following table presents, for each segment of the Orange group, the transition from data on a historical basis to data on a comparable basis for the 2014 fiscal year for the key operating data.

ORANGE / 2015 REGISTRATION DOCUMENT - 226
2014/Segments	Revenues	Reported EBITDA	Operating income	CAPEX	Average number of employees
(at December 31, in millions of euros)
France
Data on a historical basis	19,304	6,510	3,870	2,799	70,719
Foreign exchange fluctuations (1)	-	-	-	-	-
Changes in the scope of consolidation and other changes (2)	-	11	10	-	(246)
Data on a comparable basis	19,304	6,521	3,880	2,799	70,473
Spain
Data on a historical basis	3,876	958	374	585	3,825
Foreign exchange fluctuations (1)	-	-	-	-	-
Changes in the scope of consolidation and other changes	479	114	48	236	1,546
Acquisition of Jazztel	479	114	48	236	1,546
Other changes (2)	-	-	-	-	-
Data on a comparable basis	4,355	1,072	422	821	5,371
Poland
Data on a historical basis	2,918	994	259	418	19,094
Foreign exchange fluctuations (1)	-	-	-	-	-
Changes in the scope of consolidation and other changes	(4)	(72)	(72)	-	(107)
Disposal of Wirtualna Polska	(4)	(72)	(72)	-	(34)
Other changes (2)	-	-	-	-	(73)
Data on a comparable basis	2,914	922	187	418	18,987
Belgium & Luxembourg
Data on a historical basis	1,249	255	(168)	215	1,620
Foreign exchange fluctuations (1)	-	-	-	-	-
Changes in the scope of consolidation and other changes (2)	-	-	-	-	-
Data on a comparable basis	1,249	255	(168)	215	1,620
Central European countries
Data on a historical basis	1,760	885	575	279	5,850
Foreign exchange fluctuations (1)	(13)	(7)	(4)	(1)	-
Changes in the scope of consolidation and other changes	(122)	(289)	(287)	(14)	(496)
Disposal of Orange Dominicana	(107)	(289)	(289)	(9)	(356)
Disposal of Orange Armenia	(15)	-	2	(5)	(140)
Other changes (2)	-	-	-	-	-
Data on a comparable basis	1,625	589	284	264	5,354
Africa & Middle East
Data on a historical basis	4,286	1,367	284	779	15,666
Foreign exchange fluctuations (1)	238	75	(9)	44	-
Changes in the scope of consolidation and other changes	135	149	129	27	(1,479)
Full consolidation of Médi Telecom	248	77	(11)	53	523
Review of the East Africa asset portfolio	(112)	72	140	(26)	(2,016)
Other changes (2)	(1)	-	-	-	14
Data on a comparable basis	4,659	1,591	404	850	14,187
Enterprise
Data on a historical basis	6,299	910	552	325	20,728
Foreign exchange fluctuations (1)	200	19	18	11	-
Changes in the scope of consolidation and other changes	(34)	(52)	(46)	-	(190)
Disposal of Almerys	(33)	(1)	2	(3)	(228)
Disposal of Arkadin	-	(22)	(22)	-	-
Full consolidation of Cloudwatt	1	(19)	(16)	3	61
Other changes (2)	(2)	(10)	(10)	-	(23)
Data on a comparable basis	6,465	877	524	336	20,538
International Carriers & Shared Services
Data on a historical basis	1,894	(767)	(1,175)	236	14,136
Foreign exchange fluctuations (1)	5	(9)	(9)	-	-
Changes in the scope of consolidation and other changes	(54)	(37)	(18)	(4)	(236)
Deconsolidation of Dailymotion	(32)	-	17	(4)	(108)
Gain from the disposal of Bull securities	-	(41)	(41)	-	-
Other changes (2)	(22)	4	6	-	(128)
Data on a comparable basis	1,845	(813)	(1,202)	232	13,900

(1) Foreign exchange fluctuations between the average exchange rates for the 2014 fiscal year and average rates for the 2015 fiscal year.

(2) Including the effect of internal reorganizations between segments which have no effect at Group level.

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4.3.5.1.2   Transition from data on a historical basis to data on a comparable basis for the 2013 fiscal year

The data on a comparable basis for 2013 is comparable in terms of method, scope and exchange rates to the data on a historical basis for 2014.

Group

The following table presents, for the Orange group, the transition from data on a historical basis to data on a comparable basis for the 2013 fiscal year for the key operating data.

2013/Group	Revenues	Reported EBITDA	Operating income	CAPEX	Average number of employees
(at December 31, in millions of euros)
Data on a historical basis	40,981	12,235	5,333	5,631	159,515
Foreign exchange fluctuations (1)	(99)	(12)	5	(12)	-
Egyptian Pound (EGP)	(34)	(9)	2	(6)	-
Moldovan leu (MDL)	(15)	(8)	(5)	(2)	-
Russian ruble (RUB)	(14)	-	-	(1)	-
Other	(36)	5	8	(3)	-
Changes in the scope of consolidation and other changes	(413)	(203)	(124)	(56)	(1,935)
Disposal of Orange Dominicana	(329)	(120)	(56)	(49)	(1,078)
Disposal of Wirtualna Polska	(32)	(9)	(6)	(3)	(341)
Disposal of Etrali Trading Solutions	(31)	(5)	(2)	(1)	(179)
Review of the East Africa asset portfolio	(5)	3	32	(2)	(203)
Gain from the disposal of Orange Austria	-	(73)	(73)	-	-
Disposal of Sonaecom	-	-	(15)	-	-
Other	(16)	1	(4)	(1)	(134)
Data on a comparable basis	40,469	12,020	5,214	5,563	157,580

(1) Foreign exchange fluctuations between the average exchange rates for the 2013 fiscal year and average rates for the 2014 fiscal year.

The changes included in the transition from data on a historical basis to data on a comparable basis for the 2013 fiscal year primarily include:

- the changes in the scope of consolidation (see Note 2.2 to the consolidated financial statements), with mainly:

-  the disposal of Orange Dominicana (Central Europe) on April 9, 2014, taking effect from January 1, 2013 in the data on a comparable basis,

-  the disposal of Wirtualna Polska (Poland) on February 13, 2014, taking effect from February 1, 2013 in the data on a comparable basis,

-  the disposal of Etrali Trading Solutions (Enterprise) on May 31, 2013, taking effect from January 1, 2013 in the data on a comparable basis,

-  the review of the East Africa asset portfolio (Africa & Middle East), with i) the disposal of Orange Uganda on November 11, 2014, taking effect from November 1, 2013 in the data on a comparable basis, and ii) the accounting for Telkom Kenya under the equity method on December 31, 2014 following recognition of a loss of control, taking effect from December 31, 2013 in the data on a comparable basis,

-  the disposal of Orange Austria (Central Europe) on January 3, 2013, taking effect from January 1, 2013 in the data on a comparable basis. As a result, the gain (loss) from the disposal of Orange Austria is eliminated in the data on a comparable basis,

-  and the disposal of Sonaecom (International Carriers & Shared Services) on September 3, 2013, taking effect from January 1, 2013 in the data on a comparable basis; and

- the foreign exchange fluctuations between the average exchange rates for the 2013 fiscal year and for the 2014 fiscal year.

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Segments

The following table presents, for each segment of the Orange group, the transition from data on a historical basis to data on a comparable basis for the 2013 fiscal year for the key operating data.

2013/Segments	Revenues	Reported EBITDA	Operating income	CAPEX	Average number of employees
(at December 31, in millions of euros)
France
Data on a historical basis	20,018	6,760	4,201	2,833	74,267
Foreign exchange fluctuations (1)	-	-	-	-	-
Changes in the scope of consolidation and other changes (2)	(10)	(14)	(14)	4	(205)
Data on a comparable basis	20,008	6,746	4,187	2,837	74,062
Spain
Data on a historical basis	4,052	1,038	460	562	3,842
Foreign exchange fluctuations (1)	-	-	-	-	-
Changes in the scope of consolidation and other changes (2)	-	1	-	-	-
Data on a comparable basis	4,052	1,039	460	562	3,842
Poland
Data on a historical basis	3,079	937	201	457	21,214
Foreign exchange fluctuations (1)	9	3	1	1	-
Changes in the scope of consolidation and other changes	(33)	(11)	(8)	(3)	(392)
Disposal of Wirtualna Polska	(32)	(9)	(6)	(3)	(341)
Other changes (2)	(1)	(2)	(2)	-	(51)
Data on a comparable basis	3,055	929	194	455	20,822
Belgium & Luxembourg
Data on a historical basis	1,462	317	(279)	199	1,801
Foreign exchange fluctuations (1)	-	-	-	-	-
Changes in the scope of consolidation and other changes (2)	-	-	-	-	-
Data on a comparable basis	1,462	317	(279)	199	1,801
Central European countries
Data on a historical basis	2,175	851	507	321	6,986
Foreign exchange fluctuations (1)	(22)	(10)	(7)	(2)	-
Changes in the scope of consolidation and other changes	(334)	(194)	(131)	(50)	(1,182)
Disposal of Orange Dominicana	(333)	(120)	(56)	(49)	(1,078)
Gain from the disposal of Orange Austria	-	(73)	(73)	-	-
Other changes (2)	(1)	(1)	(2)	(1)	(104)
Data on a comparable basis	1,819	647	369	269	5,804
Africa & Middle East
Data on a historical basis	4,062	1,330	93	701	15,944
Foreign exchange fluctuations (1)	(52)	(16)	1	(9)	-
Changes in the scope of consolidation and other changes	(9)	3	32	(2)	(226)
Review of the East Africa asset portfolio	(6)	3	32	(2)	(203)
Other changes (2)	(3)	-	-	-	(23)
Data on a comparable basis	4,001	1,317	126	690	15,718
Enterprise
Data on a historical basis	6,513	1,004	642	311	20,859
Foreign exchange fluctuations (1)	(28)	10	10	(2)	-
Changes in the scope of consolidation and other changes	(37)	2	1	(1)	147
Disposal of Etrali Trading Solutions	(32)	(5)	(2)	(1)	(179)
Other changes (2)	(5)	7	3	-	326
Data on a comparable basis	6,448	1,016	653	308	21,006
International Carriers & Shared Services
Data on a historical basis	1,793	(2)	(492)	247	14,602
Foreign exchange fluctuations (1)	(8)	1	1	-	-
Changes in the scope of consolidation and other changes	68	10	(5)	(4)	(77)
Disposal of Sonaecom	-	-	(15)	-	-
Other changes in the scope of consolidation	(6)	2	2	-	(34)
Other changes (2)	74	8	8	(4)	(43)
Data on a comparable basis	1,853	9	(496)	243	14,525

(1) Foreign exchange fluctuations between the average exchange rates for the 2013 fiscal year and average rates for the 2014 fiscal year.

(2) Including the effect of internal reorganizations between segments which have no effect at Group level.

ORANGE / 2015 REGISTRATION DOCUMENT - 229

4.3.5.2   Reported EBITDA and restated EBITDA

Reported EBITDA

Reported EBITDA is the operating income before depreciation and amortization, before remeasurement resulting from business combinations, before impairment of goodwill and fixed assets and before share of profits (losses) of associates and joint ventures.

Reported EBITDA is one of the key measures of operating profitability used by the Group to manage and assess the results of its operating segments, and implement its investments and resource allocation strategy. Orange’s management believes that Reported EBITDA is meaningful for investors because it provides an analysis of its operating results and segment profitability using the same measure used by management. As a consequence and in accordance with IFRS 8 provisions, Reported EBITDA is included in the analysis by operating segment, in addition to operating income.

Reported EBITDA, or similar management indicators used by Orange’s competitors, are indicators that are often disclosed and widely used by analysts, investors and other players in the telecommunications industry.

The reconciliation between Reported EBITDA and consolidated net income after tax as presented in the Consolidated income statement in the consolidated financial statements is shown below.

	2015	2014	2013
(at December 31, in millions of euros)		data on a historical basis	data on a historical basis
Revenues	40,236	39,445	40,981
External purchases	(17,697)	(17,251)	(17,965)
Other operating income	585	674	687
Other operating expense	(1,069)	(856)	(508)
Labor expenses	(9,032)	(9,066)	(9,019)
Operating taxes and levies	(1,783)	(1,795)	(1,717)
Gains (losses) on disposal	235	430	119
Restructuring costs and similar items	(198)	(469)	(343)
Reported EBITDA	11,277	11,112	12,235
Depreciation and amortization	(6,465)	(6,038)	(6,052)
Remeasurement resulting from business combinations	6	-	-
Impairment of goodwill	-	(229)	(512)
Impairment of fixed assets	(38)	(59)	(124)
Share of profits (losses) of associates and joint ventures	(38)	(215)	(214)
Operating income	4,742	4,571	5,333
Finance costs, net	(1,583)	(1,638)	(1,750)
Income tax	(649)	(1,573)	(1,405)
Consolidated net income after tax of continuing operations	2,510	1,360	2,178
Consolidated net income after tax of discontinued operations	448	(135)	(45)
Consolidated net income after tax	2,958	1,225	2,133
Net income attributable to owners of the parent	2,652	925	1,873
Non-controlling interests	306	300	260

Reported EBITDA is not a financial aggregate defined by IFRS as a means of measuring financial performance and cannot be compared with similarly titled indicators from other companies. Reported EBITDA represents supplementary information and should not be considered a substitute for operating income.

Restated EBITDA

Restated EBITDA does not include certain items that are included in Reported EBITDA. These items are the following:

- in 2015, in the negative amount of 1,149 million euros:

-  572 million euros in labor expenses, primarily for i) the French part-time for seniors (TPS) plans in France in a total amount of 455 million euros following the agreements on the employment of senior workers signed in 2009, 2012 and in December 2015 (see Section 4.3.1.4 Significant events and Note 5 to the consolidated financial statements), and ii) bonuses and other expenses related to the French part-time for seniors (TPS) plans in France for 92 million euros,

-  a net expense for various legal disputes totaling 450 million euros, primarily including i) a 350 million euro fine from the French Competition Authority for anti-competitive practices in the Enterprise market (see Notes 4.2 and 14 to the consolidated financial statements) and ii) the payment by Orange of 90 million euros to Partner Communications following the agreement signed in June 2015 regarding the use of the Orange brand in Israel (see Section 3.4.2 The Orange brand),

-  net proceeds of 45 million euros relating to the asset portfolio review, including i) a 170 million euro gain on the disposal of 90% of Dailymotion (See Section 4.3.1.4 Significant events and ii) the negative effects of the restructuring of the asset portfolio,

-  and restructuring expenses relating primarily to the streamlining of distribution networks, the adaptation of the workforce and the optimization of real estate (see Note 4.3 to the consolidated financial statements) in the amount of 172 million euros;

ORANGE / 2015 REGISTRATION DOCUMENT - 230

- in 2014, for a total negative amount of 1,078 million euros on a historical basis:

-  565 million euros in labor expenses for i) the French part-time for seniors (TPS) plans in France for 358 million euros, following the agreements on the employment of senior workers signed in 2009 and 2012, ii) bonuses and other expenses related to the French part-time for seniors (TPS) plans in France for 135 million euros, and iii) the Cap’Orange Employee Share Offering to strengthen employee shareholding in the Group for 72 million euros (see Note 5 to the consolidated financial statements),

-  a net expense of 431 million euros for various legal disputes, on a historical basis, including the transactional indemnity specified in the memorandum of understanding signed in March 2014 by Orange and Bouygues Télécom ending a series of litigations (see Note 4.2 to the consolidated financial statements),

-  net proceeds of 357 million euros on a historical basis relating to the asset portfolio review, including i) a 280 million euro gain on the disposal of Orange Dominicana, ii) a 71 million euro gain on the disposal of Wirtualna Polska in Poland, iii) a 41 million euro gain on the disposal of the investment in Bull in France, and iv) a 35 million euro loss on the disposal of Orange Uganda and the loss of control of Telkom Kenya in East Africa (see Note 2 to the consolidated financial statements),

-  restructuring expenses relating primarily to the optimization of real estate, the streamlining of distribution networks, the restructuring of content, the adaptation of the workforce (see Note 4.3 to the consolidated financial statements) in the amount of 439 million euros;

- and in 2013, for a total negative amount of 414 million euros on a historical basis:

-  156 million euros in labor expenses, primarily for the French part-time for seniors (TPS) plans in France in a total amount of 127 million euros following the agreements on the employment of senior workers signed in 2009 and 2012 (see Note 5 to the consolidated financial statements),

-  a net expense of 33 million euros for various legal disputes,

-  a gain on disposal of 73 million euros on a historical basis from the disposal of Orange Austria (see Note 2 to the consolidated financial statements),

-  restructuring expenses relating primarily to the streamlining of distribution networks, the restructuring of content, the adaptation of the workforce and the optimization of real estate (see Note 4.3 to the consolidated financial statements) in the amount of 298 million euros.

To facilitate comparison of operational performance, these items are excluded from restated EBITDA. The following table shows the transition from Reported EBITDA to restated EBITDA.

(at December 31, in millions of euros)		2015	2014	2013
			data on a historical basis	data on a historical basis
Reported EBITDA	(a)	11,277	11,112	12,235
Expense for the French part-time for seniors (TPS) plans in France and other labor-related items		(572)	(565)	(156)
Net income (net expense) on various legal disputes		(450)	(431)	(33)
Review of asset portfolio		45	357	73
Restated restructuring costs		(172)	(439)	(298)
Total restated items	(b)	(1,149)	(1,078)	(414)
Restated EBITDA	(a - b)	12,426	12,190	12,649

Restated EBITDA is used by the Group to assess the performance of its senior executives.

Restated EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies. Restated EBITDA represents supplementary information and should not be considered a substitute for operating income.

4.3.5.3   CAPEX

Capital expenditure on tangible and intangible assets excluding telecommunication licenses and investments financed through finance leases (hereinafter referred to as “CAPEX”) represents the acquisitions of property, plant and equipment and intangible assets excluding changes in fixed asset payables and excluding telecommunication licenses as presented in the Consolidated statement of cash flows (capital expenditure financed through finance leases does not affect cash flows upon acquisition). The calculation below shows the transition from CAPEX to i) acquisitions of property, plant and equipment and intangible assets, excluding changes in the fixed asset payables as presented in the Consolidated statement of cash flows, and ii) investments in property, plant and equipment and intangible assets as presented in Segment information in the consolidated financial statements.

ORANGE / 2015 REGISTRATION DOCUMENT - 231
(at December 31, in millions of euros)	2015	2014	2013
		data on a historical basis	data on a historical basis
CAPEX	(6,486)	(5,636)	(5,631)
Telecommunication licenses	(1,285)	(475)	(486)
Acquisitions of property, plant and equipment and intangible assets (1)	(7,771)	(6,111)	(6,117)
Investments financed through finance leases	(43)	(87)	(95)
Investments in property, plant and equipment and intangible assets	(7,814)	(6,198)	(6,212)

(1) Excluding change in the fixed asset payables.

Orange group management uses CAPEX to allocate resources, measure the operational efficiency of the use of investments for each of its operating segments. CAPEX excludes investments financed through finance leases (no effect on cash flows when acquired) and investments in telecommunication licenses. CAPEX lets investors track capital expenditure linked to the business activity of Orange. CAPEX is not a financial aggregate defined by IFRS and does not replace tangible and intangible assets. CAPEX, as per the definition used by Orange, may not be comparable to similarly titled indicators used by other companies.

4.3.5.4   Net financial debt

Net financial debt is one of the indicators of financial situation used by the Group.

Net financial debt as defined and used by Orange incorporates only part of the Group’s assets and liabilities. It consists of (a) financial liabilities excluding debts relating to operations (translated at the reporting date rates) including derivatives (assets and liabilities), less (b) cash collateral paid, cash and cash equivalents and investments at fair value. In addition, financial instruments qualifying as cash flow hedges and net investment hedges are included in financial debt but hedge items that are not (future cash flows, net investment in a foreign currency operation). The effect of hedging these items is recognized in equity. As a result, “Equity items related to outstanding hedging instruments” are added to gross financial debt (a) to offset the timing difference.

The breakdown of net financial debt is shown in Note 10.2 to the consolidated financial statements.

Net financial debt is not a financial aggregate defined by IFRS as a measurement of financial debt and may not be comparable to other similarly-titled indicators used by other companies. It is provided as additional information only and should not be considered as a substitute for an analysis of all the group’s assets and liabilities.

4.3.5.5   Restated ratio of net financial debt to EBITDA

The restated ratio of net financial debt to EBITDA is used by Orange to measure the Group’s ability to repay its debt, and more broadly to measure its financial strength. This ratio is commonly used by companies in the telecommunications sector.

The restated ratio of net financial debt to EBITDA is calculated as follows:

- the Group’s net financial debt (see Net financial debt above) and 50% of net financial debt of EE;

- over the sum of:

-  the Group’s restated EBITDA (see Restated EBITDA above) calculated over the previous 12 months,

-  50% of the Reported EBITDA of EE (see Segment information in the consolidated financial statements), excluding 336 million pounds sterling (at 100%) in restructuring costs in 2014 for the “Phones 4u” partner distribution network following its receivership,

-  the Reported EBITDA of Jazztel in Spain in the first half of 2015, as a result of its full consolidation on July 1, 2015, following its acquisition (see Section 4.3.1.4 Significant events),

-  and the Reported EBITDA of Médi Telecom in Morocco in the first half of 2015, as a result of its full consolidation on July 1, 2015, following its takeover (see Section 4.3.1.4 Significant events).

Since the creation of the EE joint venture on April 1, 2010, Orange’s consolidated financial statements no longer include the Group’s activities in the United Kingdom within Reported EBITDA (previously relating to Orange in the United Kingdom, and now corresponding to the stake owned in EE) in the same manner as if these operations had been disposed of. However, the creation of the EE joint venture did not involve any cash consideration that would have been received as part of a disposal and that would have reduced Group net financial debt accordingly. Thus, in light of the manner in which the joint venture was created, as described above, Orange’s management believes that including 50% of EE in the calculation of the restated ratio of net financial debt to EBITDA better reflects the Group’s economic substance as regards the presentation of this ratio.

As the net financial debt of Jazztel and of Médi Telecom was included in the Group’s net financial debt at December 31, 2015 (following their full consolidation on July 1, 2015), the calculation of the restated ratio of net financial debt to EBITDA included the Reported EBITDA of these two companies for the first half of 2015 in order to include their Reported EBITDA over 12 months.

ORANGE / 2015 REGISTRATION DOCUMENT - 232
(at December 31, in millions of euros)		2015	2014	2013
			data on a historical basis	data on a historical basis
Group’s net financial debt		26,552	26,090	30,726
EE’s net financial debt (at 50%)		1,173	1,120	1,058
Net financial debt including 50% of EE	(a)	27,725	27,210	31,784
Group’s Reported EBITDA		11,277	11,112	12,235
Reported EBITDA of EE (at 50%) (1)		1,153	847	773
Reported EBITDA of Jazztel in the first half of2015		109	-	-
Reported EBITDA of Médi Telecom in the first half of 2015		95	-	-
Reported EBITDA including 50% of EE (1), Jazztel and Médi Telecom in the first half of 2015	(b)	12,634	11,959	13,008
Expense for the French part-time for seniors (TPS) plans in France and other labor-related items		(572)	(565)	(156)
Net income (net expense) on various legal disputes		(450)	(431)	(33)
Review of asset portfolio		45	357	73
Restated restructuring costs		(172)	(439)	(298)
Total restated items	(c)	(1,149)	(1,078)	(414)
Restated EBITDA including 50% of EE (1), Jazztel and Médi Telecom in the first half of 2015	(b - c = d)	13,783	13,037	13,422
Restated ratio of net financial debt to EBITDA (1) (2)	(a)/(d)	2.01	2.09	2.37
(1) In 2014, Reported EBITDA of the EE joint venture, excluding 336 million pounds sterling (at 100%) or 208 million euros (at 50%) in restructuring costs for the “Phones 4u” partner distribution network following its receivership.

(2) The restated ratio of net financial debt to EBITDA (excluding EE’s contribution) stood at 2.10 at December 31, 2015.

The restated ratio of net financial debt to EBITDA is not a financial aggregate defined by IFRS, and, as per the definition used by Orange, may not be comparable to indicators referenced by the same name in other companies.

4.3.6    Additional information

Unrecognized contractual commitments

Unrecognized contractual commitments are described in Note 13 to the consolidated financial statements.

ORANGE / 2015 REGISTRATION DOCUMENT - 233

4.4  Recent events

Following the discussions between Orange and Bouygues that have been ongoing since 5 January 2016 regarding a possible consolidation between the two companies, the Board of Directors of Orange has concluded on April 1, 2016 that an agreement with Bouygues Telecom has not been reached. He has decided therefore to end the discussions.

4.5  Outlook

Orange’s objective for 2016 is to achieve a Restated EBITDA (see Section 4.3.5 Financial aggregates not defined by IFRS and Section 8 Financial glossary) in excess of that achieved in 2015 on a comparable basis. This objective will be supported by the continuation of cost structure efforts.

In accordance with the Essentials2020 strategic plan, the Group’s objectives are also to achieve revenues and Restated EBITDA in 2018 higher than those achieved in 2014.

The Group continues to target a restated ratio of net financial debt to EBITDA (see Section 4.3.5. Financial aggregates not defined by IFRS) at approximately 2 in the medium term to preserve Orange’s financial and investment capacity. Within this framework, the Group is pursuing a policy of selective acquisitions by concentrating on the markets in which it is already present.

These forward-looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from the results anticipated in the forward-looking statements. The most significant risks are described in Section 2.4 Risk factors. See also the section on Forward-looking statements at the start of the Registration Document.

4.6  Dividend distribution policy

Orange paid a dividend of 0.60 euros per share in respect of the 2014 fiscal year.

A dividend of 0.60 euros per share in respect of 2015 will be proposed to the Shareholders’ Meeting of June 7, 2016. In view of the payment on December 9, 2015 of an interim dividend of 0.20 euros, the balance of the dividend will be, subject to shareholder approval, 0.40 euros per share and will be paid in cash on June 23, 2016. The ex-dividend date will be June 21, 2015 and the record date will be June 22, 2016.

In respect of 2016, the Board of Directors intends to propose maintaining the dividend of 0.60 euros per share to the Shareholders’ Meeting.

The Board of Directors also announced its intention to pay an interim dividend for 2016 of 0.20 euros per share, which should be paid in December 2016.

In the context of the strategic plan Essentials2020, the Group’s objective is to maintain a minimum dividend of 0.60 euros per year until 2018, without excluding the possibility of an increase depending on restated EBITDA performance.

ORANGE / 2015 REGISTRATION DOCUMENT - 234

4.7  Annual financial statements Orange SA

4.7.1    Financial statements and corresponding Notes

The Annual Financial Statements of Orange SA for the year to December 31, 2015 were approved by the Board of Directors at its meeting of February 15, 2016 and will be submitted to the Shareholders’ Meeting of June 7, 2016 for approval.

Financial statements

Income statement

(in millions of euros)	Note	2015	2014
Revenue	2.1	23,603	23,673
Capitalized costs		1,698	1,655
Other income and expense reclassifications		844	833
Operating provision reversals		238	222
Total operating income		26,383	26,383
Consumption of goods and merchandise		(2,301)	(2,229)
Other external expenses		(8,349)	(8,558)
Taxes other than income tax	2.2	(1,148)	(1,118)
Labor expenses	2.3	(6,545)	(6,489)
Other operating expense		(734)	(787)
Depreciation and amortization		(3,145)	(3,062)
Provisions		(237)	(154)
Total operating expense		(22,459)	(22,397)
Operating income		3,924	3,986
Financial income		4,140	2,913
Financial provision reversals		2,659	688
Total financial income		6,799	3,601
Interest and similar expense		(4,219)	(3,837)
Provisions		(810)	(286)
Total financial expense		(5,029)	(4,123)
Financial income and expense	2.4	1,771	(522)
Income before tax and exceptional items		5,694	3,464
Exceptional income		5,151	13,187
Exceptional expense		(6,010)	(14,618)
Exceptional income and expense	2.5	(859)	(1,431)
Employee profit-sharing		(160)	(155)
Income tax	2.6	(169)	(136)
Net income		4,506	1,742
ORANGE / 2015 REGISTRATION DOCUMENT - 235

Balance sheet - Assets

		December 31, 2015			December 31, 2014
(in millions of euros)	Note	Cost	Depreciation amortization and 31provisions	Net	December Net,
Fixed assets
Intangible assets	3.1	33,445	(4,710)	28,735	27,865
Property, plant and equipment	3.1	55,188	(41,453)	13,735	13,202
Financial assets	3.2	54,261	(10,411)	43,850	43,389
Total fixed assets (a)		142,894	(56,574)	86,320	84,456
Current assets
Inventories		349	(25)	324	331
Trade receivables		2,655	(253)	2,402	1,174
Other receivables	3.3	1,459	(18)	1,441	1,509
Marketable securities	3.4	3,314	-	3,314	4,621
Cash	3.4	1,490	-	1,490	1,314
Prepaid expenses	3.5	1,142	-	1,142	840
Total current assets (b)		10,409	(296)	10,113	9,789
Unrealized foreign exchange loss (c)	3.6	1,513	-	1,513	772
Total assets (a + b + c)		154,816	(56,870)	97,946	95,017

Balance sheet - Equity and Liabilities

(in millions of euros)	Note	December 31, 2015	December 31, 2014
Equity
Share capital		10,596	10,596
Additional paid-in capital		15,735	15,735
Statutory reserves		1,059	1,059
Retained earnings		1,820	1,667
Net income for the year		4,506	1,742
Government grants		541	564
Provisions for investment		133	251
Accelerated depreciation		1,265	1,064
Total equity (a)	4.1	35,655	32,678
Other shareholders’ equity (b)	4.2	7,164	7,266
Provisions (c)	4.3	4,539	4,984
Liabilities
Financial liabilities	4.4	30,007	29,774
Trade payables (1)		5,681	4,517
Other liabilities	4.6	11,777	12,512
Deferred income	4.7	2,364	1,887
Total liabilities and deferred income (d)		49,829	48,690
Unrealized foreign exchange gain (e)	3.6	759	1,399
Total equity and liabilities (a + b + c + d + e)		97,946	95,017

(1) Including, in 2015, payables relating to the 700 MHz spectrum blocks for 955 million euros.

ORANGE / 2015 REGISTRATION DOCUMENT - 236

Statement of cash flow

(in millions of euros)	Note	2015	2014
Operating activities
Net income		4,506	1,742
Non-cash items
Depreciation of tangible and intangible assets (1)		3,145	3,190
Net loss/(gain) on asset sales		(33)	351
Change in provisions and other non-cash items		(2,218)	(84)
Change in working capital requirement
Decrease/(increase) in inventories		10	(81)
Decrease/(increase) in trade receivables		(197)	157
Net impact of sales of trade receivables		(500)	(284)
Decrease/(increase) in other receivables		(403)	(235)
Increase/(decrease) in trade payables (excluding fixed assets)		92	109
Increase/(decrease) in other payables (2)		1,098	(257)
Increase/(decrease) in unrealized exchange gains/losses	3.6	(79)	165
Net cash provided by operating activities		5,421	4,773
Investing activities
Acquisitions of licenses	3.1	(955)	-
Other acquisitions of tangible and intangible assets		(3,670)	(3,370)
Increase/(decrease) in payables to suppliers of property, plant and equipment (3)		1,072	(105)
Proceeds from sales of tangible and intangible assets		189	142
Subscription to Orange Participations capital increase	3.2	(2,622)	-
Other acquisitions and capital increases of subsidiaries and equity interests		(6)	(35)
Proceeds from sales of investment securities		34	62
Proceeds from treasury shares - Employee shareholding plan (Cap’Orange)		32	70
Sales/(purchases) of treasury shares	3.4	-	77
Pledged monetary financial securities in connection with the offer on Jazztel	3.2	2,899	(2,899)
Decrease/(increase) in marketable securities and other long-term assets		(83)	(39)
Net cash used in investing activities		(3,110)	(6,097)
Financing activities
Additions to long-term debt		449	1,186
Repayment of long-term debt		(3,162)	(4,016)
Increase/(decrease) in short term borrowings		485	(500)
Change in cash collateral		1,809	602
Subordinated notes issuance, net of premium	4.2.1	-	5,753
Partial redemption of TDIRA	4.2.2	(200)	-
Dividends paid	4.1.3	(1,589)	(1,846)
Change in Group current accounts	3.3 & 4.6	(1,234)	962
Net cash provided by/(used in) financing activities		(3,442)	2,141
Net change in cash and marketable securities		(1,131)	817
Cash and marketable securities at beginning of period		5,935	5,118
Cash and marketable securities at end of period		4,804	5,935

(1) Including net reversals of government grants and provisions.

(2) Including, in 2015, the fine relating to the Entreprise market competition litigation (see Note 6 Litigations).

(3) Including, in 2015, payables relating to 700 MHz spectrum blocks.

ORANGE / 2015 REGISTRATION DOCUMENT - 237

Notes to the annual financial statements of Orange SA

Notes index

Note 1       Description of Business and Status                                                                                                              239

Note 2       Notes to the Income Statement                                                                                                                      239

Note 3       Notes to the Balance Sheet - Assets                                                                                                             241

Note 4       Notes to the Balance Sheet - Equity and Liabilities                                                                                   246

Note 5       Off-balance Sheet Contractual Obligations and Commitments                                                              254

Note 6       Litigations                                                                                                                                                           256

Note 7       Transactions with Related Companies and Parties                                                                                   258

Note 8       Subsequent Events                                                                                                                                          259

Note 9       Accounting Policies Applied to the Financial Statements                                                                         259

Note 10    Compensation Paid to Members of Orange SA’s Board of Directors and Executive Committee    263

ORANGE / 2015 REGISTRATION DOCUMENT - 238

Note 1   Description of business and status

Orange SA (“the Company”) is the parent company of the Orange group (“the Group”). It is engaged in both operational activities and financing activities for the Orange group. The Company provides consumers, businesses and other telecommunications operators with a wide range of services including fixed telephony and mobile telecommunications, data transmission, Internet and multimedia, and other value-added services.

Orange SA is governed by French corporate law, subject to specific laws governing the Company, particularly French law 90-568 of July 2, 1990 relating to the organization of public postal and telecommunications services, and Ordinance 2014-948 of August 20, 2014 on the governance and capital transactions of companies with public shareholding. Orange SA is also regulated by its by-laws.

The activities of the Company are governed primarily by European Union directives and by the French Postal and Electronic Communications Code (Code français des postes et des com-munications électroniques).

Orange SA has been listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN) since 1997.

Note 2   Notes to the income statement

2.1 Revenue

(in millions of euros)	2015	2014
Mobile services	7,442	7,528
Mobile equipment sales	751	581
Fixed-line services	14,436	14,579
Subscriber fixed telephone lines	3,128	3,477
Internet services	4,536	4,434
Carrier services	4,034	3,962
Data transfer	2,738	2,706
Other revenues	974	985
Total	23,603	23,673

Mobile service revenues include:

- services billed to customers (voice and data services, content, surcharged voice services, Machine to Machine, customer assistance and insurance and security options);

- services billed to other carriers (voice and data service call termination, national and international roaming, network-sharing and services to MVNOs).

Revenues from “sales of mobile equipment” include revenues from subsidized and non-subsidized sales of mobile handsets.

Fixed line service revenues include:

- subscriber fixed telephone lines (service access charges, basic contracts and additional services, phone calls);

- broadband services (ADSL and fiber optic, Voice over IP, digital TV over ADSL, fiber optic or satellite, rental of broadband terminals, customer assistance, TV content);

- carrier services (national interconnections, local loop unbundling, wholesale ADSL access, fiber optic including cofinancing revenue, wholesale line rental, services to international carriers);

- data transfer (leased lines, enterprise networks, enterprise services, services to Public Initiative Networks).

The primary components of “other revenues” include:

- sales of mobile accessories;

- sales and rental of equipment for fixed-line services;

- online information services and advertising;

- other products and services billed to customers;

- other revenues, including services billed to Orange group subsidiaries.

2.2 Taxes other than income tax

(in millions of euros)	2015	2014
Territorial Economic Contribution, IFER and similar taxes (1)	(773)	(770)
Other taxes (tax on telecommunications services, COSIP tax and other)	(375)	(348)
Total	(1,148)	(1,118)

(1) Flat-rate tax on network enterprises (Impôt Forfaitaire sur les Entreprises de Réseaux - IFER).

ORANGE / 2015 REGISTRATION DOCUMENT - 239

2.3 Labor expenses

(in millions of euros)	2015	2014
Average number of employees (full-time equivalents) (1) (2)	80,741	85,165
Wages and employee benefit expenses	(6,545)	(6,489)
of which
- Wages and salaries	(4,277)	(4,183)
- Social security charges (3)	(1,936)	(1,954)
- Provision for employee incentive bonuses for the year	(175)	(210)
- Payments to Works Council	(114)	(114)
- Other expenses (4)	(43)	(28)

(1) Of whom 56% were French civil service staff (compared with 59% at December 31, 2014).

(2) Broken down as follows:

      - senior management and management: 49%;

      - employees, technicians and supervisors: 51%.

(3) The charge for defined contribution pension plans was 886 million euros and comprised mainly the flat-rate contribution to the pension plan for civil servant employees of Orange SA, which increased from 48.45% in 2014 to 50.40% in 2015.

(4) Including 94 million euros for the competitiveness and employment tax credit (CICE) in 2015 (102 million euros in 2014): in 2015, the Company used the CICE to increase staffing in the Network segment and to step up deployment of fiber.

2.4 Financial income and expense

(in millions of euros)	Note	2015	2014
Dividends received	3.2	1,284	547
Orange Telecommunications Group Limited		1,100	268
Orange Polska		83	80
Orange Cara-be		61	69
Other		40	130
Revenue from marketable securities		23	32
Revenue from receivables related to investment securities and current accounts		40	28
Loan interest		(1,327)	(1,354)
Changes in provisions for interest cost		(21)	(41)
Interest on other equity (1)		(333)	(205)
Interest on derivative instruments		179	59
Net foreign exchange gain or loss		43	21
Change in impairment of investment securities and related receivables	3.2	1,801	420
Atlas Services Belgium		2,305	528
Orange Participations		71	49
FTMI		26	(59)
Globecast Holding		4	(44)
Orange Polska		(606)	(40)
Rimcom		(29)	-
Other (net change)		30	(14)
Net change in provisions for financial risks		76	(32)
Other operating income/expense and changes in other provisions		6	3
Total		1,771	(522)

(1) Including (299) million euros of interest on subordinated notes (issued in February and October 2014) in respect of 2015, against (166) million euros in 2014.

2.5 Exceptional income and expense

(in millions of euros)	Note	2015	2014
Part-Time for Seniors Plan	4.3	(535)	(492)
Provision for risks on property leases		41	(300)
Disposals, changes in provisions and exceptional items (1) (2)		(282)	(538)
Change in regulated provisions		(83)	(61)
Cap’Orange Employee Share Offering		-	(40)
Total		(859)	(1,431)

(1) Including, in 2015, the fine for the Entreprise market competition litigation for (350) million euros (see Note 6 Litigations); in addition, the sale of Jazztel shares to Atlas Services Belgium (ASB) had no impact on net income as the expense associated with the deduction of the gross value of the Jazztel shares for (3,398) million euros was offset by the sale proceeds of the shares in the same amount (see Note 3.2 Financial assets).

(2) Including, in 2014, payment of the settlement provided for in the memorandum of understanding signed in March 2014 by the Company and Bouygues Telecom to end all of their disputes.

      The merger of Wirefree Services Belgium (WSB) with and into Atlas Services Belgium (ASB), both wholly owned by Orange SA, produced no impact on net income: the expenses associated with the deduction of the gross value of the WSB shares for (11,671) million euros was offset by the reversal of the provision previously recognized in the amount of 9,239 million euros and by the proceeds recognized in respect of the increase in the value of the ASB shares in the amount of 2,432 million euros (see Note 3.2 Financial assets). Given the provision previously recognized (414) million euros, the disposal price 48 million euros and the carrying value of the shares (445) million euros, the disposal of the Bull shares produced an impact of 17 million euros on net income for the period.

ORANGE / 2015 REGISTRATION DOCUMENT - 240

2.6 Income tax

(in millions of euros)	2015	2014
Income tax benefit/(charge) net of benefits generated by group tax relief	(169)	(136)

At December 31, 2015, Orange SA recognized a net income tax charge of 169 million euros, after applying tax loss carryforwards to a maximum of 50% of taxable net income. This amount mainly comprises an income tax charge of 274 million euros and a benefit of 95 million euros arising from group tax relief, which is definitively attributable to Orange SA as the parent company of the tax group. Orange SA has elected for Group tax relief with various subsidiaries. At December 31, 2015, the tax group comprised 77 companies (compared with 77 companies at December 31, 2014).

The increase in the income tax charge is due mainly to the fall in the benefit arising from group tax relief.

Orange SA’s net future tax relief (excluding tax loss carryforwards) was 978 million euros at December 31, 2015 (1,025 million euros at December 31, 2014), and is primarily linked to the provision for employee benefit obligations. This relief will be applied mostly during the period from 2016 to 2024.

At December 31, 2015, the tax group had total tax losses of 1,413 million euros, compared with 2,150 million euros at December 31, 2014.

In 2014 and 2015, Orange SA was subject to a tax audit for the fiscal years 2010 to 2012. The adjustments resulting from this tax audit have no material effect on the Company’s accounts.

Contentious procedures before the Administrative Court of Appeal of Versailles relating to the 2000-2005 tax audits are still in progress at December 31, 2015. The Court’s decisions should be rendered in 2016.

Furthermore, Orange SA initiated complaint procedures with the Administration in regards of the 5% share of costs and expenses applied in France to dividends received from EU companies. Following the favorable decision of the Court of Justice of the European Union on September 2, 2015 and on condition that the Administration responds favorably to these claims, Orange SA might be able to increase its tax loss carryforwards by about 550 million euros.

Note 3   Notes to the balance sheet - assets

3.1 Tangible and intangible assets

3.1.1 Intangible assets

(in millions of euros)	2015	2014
Net value at beginning of period	27,865	28,025
Purchases of intangible assets	1,833	884
of which licenses (1)	955	-
of which trademarks, patents and software	631	664
of which development costs	212	204
Depreciation, amortization and impairment	(1,020)	(1,040)
Other effects (2)	57	(4)
Net value at end of period	28,735	27,865

(1) Corresponds to the acquisition of 700 MHz spectrum blocks and spectrum restructuring costs, payment of which is spread from 2016 to 2018.

(2) Including 52 million euros related to the merger between Orange Réunion and Orange SA on 31 October 2015, including a technical merger loss of 30 million euros (see Note 9.1.3 Intangible assets). The merger loss was allocated to business in France and subject to impairment testing in accordance with the principles set out in Note 9.1.5 Impairment of tangible and intangible assets.

(in millions of euros)	December 31, 2015
	Gross value	Accumulated amortization	Impairment	Net book value
Development costs	922	(367)	-	556
Concessions, similar rights, patents, licenses, trademarks, software	6,148	(2,808)	(6)	3,335
of which licenses	3,468	(944)	(6)	2,518
Customer base	24,984	(60)	(1,275)	23,649
of which merger losses (1)	24,824	-	(1,178)	23,646
Other intangible assets	1,391	(183)	(11)	1,195
Total	33,445	(3,418)	(1,292)	28,735

(1) See Note 3.2 Financial assets for allocation of merger losses.

ORANGE / 2015 REGISTRATION DOCUMENT - 241

3.1.2 Property, plant and equipment

(in millions of euros)	2015	2014
Net value at beginning of period	13,202	12,956
Purchases of property, plant and equipment	2,791	2,521
of which buildings	210	188
of which plant and equipment	2,304	2,166
Disposals	(114)	(86)
Depreciation, amortization and impairment	(2,179)	(2,182)
Other effects (1)	35	(6)
Net value at end of period	13,735	13,202

(1) Including 41 million euros arising from the merger with Orange Réunion.

(in millions of euros)	December 31, 2015
	Gross value	Accumulated depreciation	Impairment	Net book value
Buildings	5,487	(4,128)	(5)	1,354
Plant, machinery and equipment	45,509	(34,836)	-	10,673
Other property, plant and equipment	4,192	(2,219)	(265)	1,708
Total	55,188	(41,183)	(270)	13,735

3.2 Financial assets

(in millions of euros)	Note	2015	2014
Net value at beginning of period		43,389	40,647
Additions (1) (2)		6,124	5,410
Disposals (1) (3) (4) (5)		(7,515)	(12,773)
Impairment charges	2.4	(638)	(178)
Impairment reversals	2.4 & 2.5	2,490	10,283
Net value at end of period		43,850	43,389

(1) In July and August 2015, acquisition of 100% of Jazztel shares for 3,398 million euros in cash; in September, these shares were sold to Atlas Services Belgium for the same amount.

(2) Subscription to the capital increase made by Orange Participations, for an amount of 2,622 million euros in cash for the purpose of financing the acquisition of shares from Group subsidiaries (mainly ASB) in connection with the creation of Orange Middle East and Africa, a holding company housing the Group’s business in those geographical areas.

(3) Release of pledge over monetary financial securities in connection with the offer on Jazztel for (2,899) million euros.

(4) Liquidation of securitization funds and release of associated reserve fund for (555) million euros pursuant to discontinuation of the securitization program in February 2015.

(5) Cancellation of Orange Réunion shares for (68) million euros following its merger with Orange SA.

(in millions of euros)	December 31, 2015
	Gross value	Accumulated impairment	Net book value
Investment securities	53,846	(10,409)	43,437
Cash collateral paid (1)	94	-	94
Other non-current financial assets	321	(2)	319
Total	54,261	(10,411)	43,850

(1) Cash collateral received (1,447 million euros at December 31, 2015) is included in Other current loans (see Note 4.4.1 Schedule of gross financial debt, cash, and marketable securities by maturity).

ORANGE / 2015 REGISTRATION DOCUMENT - 242

Investment securities

List of investment securities

(in millions of euros)	Share capital	Other equity (1)	Percentage capital held	Book value at At 12/31/2015	Revenue financial 12/31/2015		Net income for the last year (2)	Dividends received granted by Orange in 2015	Loans and advances by Orange
				Cost	Net
Subsidiaries (over 50% owned)
Atlas Services Belgium	19,618	3,185	100%	26,791	24,088	-	1,351	-	-
Orange Telecommunications Group Limited	8,815	673	100%	8,231	8,231	-	793	1,100	-
Orange Participations	5,172	113	100%	7,656	5,810	-	107	-	-
Orange Polska	923	1,838	50.67%	6,335	1,684	2,735	61	83	-
Orange Brand Services Limited	1,052	2,984	100%	2,465	2,465	507	267	-	-
FTMI	22	21	100%	679	178	-	21	4	-
Orange Participations US	426	(364)	100%	440	62	-	(11)	-	-
Rimcom	144	4	100%	310	204	-	7	8	-
FT Immo H	266	126	100%	267	267	164	47	14	-
Globecast Holding	67	(48)	100%	212	7	-	16	-	-
Network Related Services	1	92	100%	160	160	12	(7)	-	113
Orange Capital	90	17	100%	116	101	-	4	-	-
Nordnet	0	19	100%	90	90	71	11	12	-
Other securities	na	na	na	75	75	na	na	63	-
Total Subsidiaries				53,826	43,420			1,284	113
Non-controlling interests (less than 50% owned)
Other securities	na	na	na	20	17	na	na	0	-
Total non-controlling interests				20	17			0	-
Total investment securities				53,846	43,437			1,284	113

(1) Including net income for the year ended 12/31/2015.

(2) Figures not yet approved by the Boards of Directors.

Value in use of investment securities

The value in use of investment securities is the estimated enterprise value of the constituent entities of those investments, less their net debt (or plus their net cash), measured in their currency and converted into euros at the year-end exchange rate:

- the value in use of the Atlas Services Belgium (ASB) shares consists of the share of values in use of its directly- and indirectly-held operating subsidiaries, plus the cash held by ASB and its intermediate holding companies. More specifically, it includes business operations in Spain (Orange Espagne and Jazztel), Romania (Orange Romania, 97% owned), Slovakia (Orange Slovensko) and Belgium (Mobistar, 53% owned);

- the value in use of the Orange Telecommunications Group Limited (OTGL) shares, including the allocated share of merger losses (4%), consists of the shares of the value in use of its directly- and indirectly-held operating subsidiaries, plus the cash held by OTGL and its intermediate holding companies. It includes business operations in the United Kingdom (EE Ltd, 50% owned). The disposal price of EE was used as the enterprise value of the UK business in the value in use of the OTGL shares (see Note 8 Subsequent events);

- the value in use of the Orange Participations (OPA) shares consists of the share of values in use of its directly- and indirectly-held operating subsidiaries, plus the cash held by OPA and its intermediate holding companies. It mainly comprises business operations in the Africa and the Middle East area, housed in an intermediate holding company called Orange Middle East and Africa (OMEA), mainly in Egypt, Senegal, Ivory Coast, Morocco, Cameroon, Mali and Jordan;

- the value in use of the Orange Polska shares comprises Orange SA’s share (50.7%) in the enterprise value of Poland less the net debt of the Orange Polska group;

- the value in use of the Orange Brand Services Ltd (OBSL) shares recognized by Orange SA, including the allocated share of merger losses (3%), consists of the value in use of the Orange brand plus the cash held by OBSL.

Key assumptions used to determine value in use

The key operating assumptions used to determine the value in use are common across Group’s business segments. These assumptions include:

- key revenue assumptions, which reflect market level, penetration rate of the offerings and market share, positioning of the competition’s offerings and their potential impact on market price levels and their transposition to the Group’s offerings bases, regulatory authority decisions on pricing of services to customers and on access and pricing of inter-operator services, technology migration of networks (e.g. extinction of copper local loops), decisions of competition authorities in terms of concentration or regulation of adjacent sectors such as cable;

- key cost assumptions, on the level of marketing expenses required to renew product lines and keep up with competition, the ability to adjust costs to potential changes in revenues or the effects of natural attrition and staff departure plans already incurred;

- key assumptions on the level of capital expenditure, which may be affected by the roll-out of new technologies, by decisions of regulatory authorities relating to licenses and spectrum allocation,

ORANGE / 2015 REGISTRATION DOCUMENT - 243

deployment of fiber networks, mobile network coverage, network sharing or obligations to open up networks to competitors.

These key operating assumptions reflect past experience and expected trends: unforeseen changes have in the past produced a significant effect on the expectations and may continue to do so in the future.

Discount rates and growth rates to perpetuity used to determine the values in use were revised as follows in 2015:

- the discount rates used, which may incorporate a specific premium reflecting a risk assessment for the implementation of certain business plans or country risks, generally recorded a decline; in the particular case of Egypt, a rate of 16.5% was applied for the first year, 14.5% for the following year and 13.0% beyond and for the terminal value, due to the political and economic environment;

- growth rates to perpetuity were maintained, on the whole, as in the assessment carried out at the end of 2015, the economic situation is not expected to lead to any change in the long-term outlook of the industry; in the particular case of Egypt, the growth rate to perpetuity of 4.0% should be seen in the context of the country’s expected long-term inflation rate of 7.0% (IMF October 2015 forecast for 2020).

As at December 31, 2015, the specific random factors that may affect the estimate of recoverable amounts were as follows:

- in Europe:

-  the various potential outcomes of the financial and economic situation, particularly on consumer behavior, on demand following governments’ and European policies of restoring states’ balances or on market interest rates linked to the policies of central banks,

-  the tradeoffs to be made by regulatory and competition authorities between reducing prices to consumers and stimulating business investment, or in terms of market concentration,

-  the Group’s ability to adjust costs and capital expenditures to potential changes in revenues;

- in Middle East and North Africa (Jordan, Egypt, Iraq, Tunisia) and other African countries (Mali, Niger, the Democratic Republic of the Congo, Central African Republic), changes in the political situation and the resulting economic impacts.

Other assumptions that affect the determination of value in use are as follows:

December 31, 2015	Orange SA businesses	Spain	Poland	Brand	Romania	Belgium	Egypt
Source	Internal plan Discounted cash flow
Growth rate to perpetuity	0.8%	1.5%	1.0%	1.0%	2.3%	0.5%	4%
Post-tax discount rate	6.5%	8.0%	8.5%	7.5%	9.0%	7.0%	16.5% -13.0%

The value in use of Orange SA’s business operations serves as the reference basis for testing the valuation of Orange SA’s tangible and intangible assets, including the allocated share of merger losses (93%): see Note 9.1.5 Impairment of tangible and intangible assets.

Sensitivity of values in use

Values in use are sensitive to assumptions of cash flow in the terminal year used in the internal plans, assumptions of growth rates to perpetuity and discount rates, and, for entities outside the euro zone, to exchange rates at the closing date.

At the end of 2015, the sensitivity of estimated values in use was the following:

December 31, 2015	Orange SA businesses	Spain	Poland	Brand	Romania	Belgium	Egypt
(in billions of euros)
Proportionate effect on value in use of:
10% change in cash flows for terminal year	4.0	1.2	0.2	0.4	0.2	0.1	0.1
1% decrease in the growth rate to perpetuity	-6.4	-1.7	-0.2	-0.5	-0.2	-0.1	-0.2
1% increase in post-tax discount rate	-7.3	-2.0	-0.3	-0.7	-0.3	-0.1	-0.2
10% change in the exchange rate in the country’s currency	na	na	0.2	na	na	na	0.1

Cash flow is cash provided by operating activities (excluding interest expense and including tax at a standard rate), after purchases of tangible and intangible assets.

ORANGE / 2015 REGISTRATION DOCUMENT - 244

3.3 Other receivables

(in millions of euros)	December 31, 2015	December 31, 2014
Deductible VAT	563	529
Subsidiaries cash current accounts	478	621
Receivables from submarine cable consortium members	230	118
Other (1)	170	241
Total	1,441	1,509

(1) Including a receivable from the State in respect of the CICE (see Note 2.3 Labor expenses).

3.4 Cash and marketable securities

(in millions of euros)	December 31, 2015	December 31, 2014
Marketable securities (value net of provisions), including treasury shares	3,314	4,621
Cash	1,490	1,314
Total	4,804	5,935

Treasury shares

At December 31, 2015, Orange SA held 27,663 of its own shares, compared with 41,017 at December 31, 2014.

3.5 Prepaid expenses

(in millions of euros)	December 31, 2015	December 31, 2014
Prepaid financial expenses (1)	780	509
Prepaid operating expenses	362	331
of which property leases	237	218
Total	1,142	840

(1) Relates to expenses recognized on the unwinding (early or at maturity) of currency derivatives maintained on the balance sheet until the maturity of the underlying instrument.

3.6 Foreign exchange gains and losses

Foreign exchange gains and losses respectively represent unrealized gains and losses arising primarily on the translation of loans and borrowings, subordinated notes and loans denominated in foreign currencies into euros.

Foreign exchange losses amounted to 1,513 million euros at December 31, 2015 (772 million euros at December 31, 2014), representing unrealized losses, mainly on financial liabilities denominated in US dollars (1,061 million euros) and pounds sterling (381 million euros), arising from the appreciation of these currencies since the date on which the loans were issued.

Foreign exchange gains amounted to 759 million euros at December 31, 2015 (1,399 million euros at December 31, 2014), representing unrealized gains, mainly on loans denominated in US dollars (439 million euros), pounds sterling (185 million euros) and Japanese yen (112 million euros), arising from the depreciation of these currencies since the date on which the loans were issued.

In 2015, the depreciation in the euro, primarily against the US dollar, pound sterling and Japanese yen, resulted in a downward adjustment in the positive underlying foreign exchange position on financial liabilities denominated in those currencies. This resulted in a decrease in unrealized foreign exchange gains and an increase in unrealized foreign exchange losses.

ORANGE / 2015 REGISTRATION DOCUMENT - 245

Note 4   Notes to the balance sheet - equity and liabilities

4.1 Equity

No new shares were issued during 2015. At December 31, 2015, Orange SA’s share capital amounted to 10,595,541,532 euros, comprising 2,648,885,383 ordinary shares with a par value of 4 euros each.

At that date, the French State owned 23.04% of Orange SA’s share capital and 23.04% of the voting rights either directly or indirectly in concert with Bpifrance Participations.

4.1.1 Change in equity

(in millions of euros)	Amount at January 1, 2015	Appropriation of 2014 net income	Dividend distribution	2015 net income	Other movements	Amount at December 31, 2015
Share capital	10,596	-	-	-	-	10,596
Additional paid-in capital	15,735	-	-	-	-	15,735
Statutory reserve	1,059	-	-	-	-	1,059
Retained earnings	1,667	1,742	(1,589)	-	-	1,820
Net income	1,742	(1,742)	-	4,506	-	4,506
Government grants	564	-	-	-	(23)	541
Regulated provisions	1,315	-	-	-	83	1,398
Total	32,678	-	(1,589)	4,506	60	35,655

4.1.2 Stock option plans

December 31, 2015	Number of unexercised and exercisable options at year-end	Weighted average residual vesting period (in months)	Exercise price range
Exercisable options at year-end
Orange SA shares (ex-France Télécom SA 2005/2007)	8,383,170	17	€21.61 - €23.46

4.1.3 Dividends

Year	Approved by	Description	Dividend per share (in euros)	Payout date	How paid	Total (in millions of euros)
2015	Board of Directors Meeting on July 27, 2015	2015 interim dividend	0.20	December 9, 2015	Cash	530
	Shareholders’ Meeting on May 27, 2015	Balance for 2014	0.40	June 10, 2015	Cash	1,059
	Total dividends paid in 2015					1,589
2014	Board of Directors Meeting on July 28, 2014	2014 interim dividend	0.20	December 9, 2014	Cash	529
	Shareholders’ Meeting on May 27, 2014	Balance for 2013	0.50	June 5, 2014	Cash	1,317
	Total dividends paid in 2014					1,846

The total dividend paid in respect of 2014 amounted to 0.60 euro per share.

4.2 Other equity

(in millions of euros)	December 31, 2015	December 31, 2014
Subordinated notes (1)	5,903	5,805
Perpetual bonds redeemable for shares (TDIRA)	1,261	1,461
Total	7,164	7,266

(1) Of which unrealized foreign exchange impact of 150 million euros at December 31, 2015 and 52 million euros at December 31, 2014.

ORANGE / 2015 REGISTRATION DOCUMENT - 246

4.2.1 Subordinated notes

On February 7, 2014, Orange SA issued the equivalent of 2.8 billion euros of deeply subordinated undated notes denominated in euros and pounds sterling in three tranches: 1 billion euros with a fixed-rate coupon of 4.25% until the first reset date, 1 billion euros with a fixed-rate coupon of 5.25% until the first reset date and 650 million pounds with a fixed-rate coupon of 5.875% until the first reset date. A reset of interest rate at market conditions is provided contractually on each call option exercise date.

Orange SA has a call option on each of these tranches respectively after February 7, 2020, February 7, 2024 and February 7, 2022, and in case of occurrence of contractually defined events.

Step-up clauses involve adjustments of 25bps in 2025 and additional 75bps in 2040 for the first tranche; of 25bps in 2024 and additional 75bps in 2044 for the second tranche and of 25bps in 2027 and additional 75bps in 2042 for the third tranche.

On October 1, 2014, Orange SA issued the equivalent of 3 billion euros of deeply subordinated undated notes denominated in euros and pounds sterling in three tranches: 1 billion euros with a fixed-rate coupon of 4% until the first reset date, 1.25 billion euros with a fixed-rate coupon of 5% until the first reset date and 600 million pounds with a fixed-rate coupon of 5.75% until the first reset date. A reset of interest rate at market conditions is provided contractually on each call option exercise date.

Orange SA has a call option on each of these tranches respectively after October 1, 2021, October 1, 2026, and April 1, 2023, in occurrence of contractually defined events.

Step-up clauses involve adjustments of 25bps in 2026 and additional 75bps in 2041 for the first tranche; of 25bps in 2026 and additional 75bps in 2046 for the second tranche and of 25bps in 2028 and additional 75bps in 2043 for the third tranche.

These notes, listed on Euronext Paris, are lowest ranking subordinated notes (senior compared to shareholders): the holders will be remunerated (whether on nominal, interests or any other amount) after all other creditors, including holders of participating loans and securities simply subordinated or not, representing a claim on Orange SA.

At each interest payment date, settlement may be either paid or deferred, at the option of the issuer. Deferred coupons constitute arrears of interest and bear interest, which shall become due and payable in full under circumstances defined contractually and under the control of the issuer.

Accrued interest is recognized in income and accrued interest not yet due is included on the liabilities side of the balance sheet outside the heading “Other Equity”.

In 2015, Orange did not exercise its right to defer the coupons related to the issue of February and October 2014 and, accordingly, paid the noteholders as follows:

- on February 9, 2015, a remuneration of 146 million euros (95 million euros and 38 million pounds);

- on April 1, 2015, a remuneration of 23 million euros (17 million pounds);

- on October 1, 2015, a remuneration of 103 million euros.

The operation’s prospectus has been certified by AMF: visa no. 14-036 and no. 14-525.

4.2.2 TDIRA

On March 3, 2003, under the terms of the settlement agreement that ended business relationships with Mobilcom, Orange SA issued perpetual bonds redeemable for shares (TDIRA), with a nominal value of 14,100 euros each, reserved for members of the banking syndicate (the “Bank tranche”) and for MobilCom’s suppliers (the “Supplier tranche”). The TDIRA are listed on Euronext Paris and were described in a prospectus approved by the “Commission des Opérations de Bourse” (French Securities Regulator, renamed “Autorité des marchés financiers”) on February 24, 2003.

The TDIRA are redeemable in new Orange SA ordinary shares, at any time at the holders’ request or, under certain conditions as described in the appropriate information memorandum, at Orange SA’s initiative based on a ratio of 582.5561 shares to one TDIRA for the Bank tranche (i.e., conversion price of 24.204 euros), as the initial ratio of 300 shares to one TDIRA has been adjusted several times to protect bondholders’ rights, and may be further adjusted under the terms and conditions set out in the information memorandum.

On May 7, 2015, Orange SA redeemed the remaining 14,184 TDIRA from the Supplier tranche for a nominal amount of 200 million euros.

Taking into account redemptions made since their issue, 89,398 TDIRA of the Bank tranche remain outstanding at December 31, 2015, for a total notional amount of 1,261 million euros.

Since January 1, 2010, the interest rate on the TDIRA has been 3-month Euribor +2.5%.

Accrued interest is recognized in income and accrued interest not yet due is included on the liabilities side of the balance sheet outside the heading “Other Equity”.

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4.3 Provisions

(in millions of euros)	Note	Post-employment benefits	Long-term benefits (1)	Disman-tling and restoring sites (2)	Provisions for litigation	Provision for financial commit-ments	Other provisions	Total Provision
					6	5.2
Provision at beginning of period		456	2,522	434	267	219	1,086	4,984
Increases		56	557	-	98	115	116	942
Releases		(34)	(442)	(19)	(71)	(191)	(653)	(1,410)
Discounting		9	6	6	-	-	-	21
Changes in scope, reclassifications		1	-	-	-	-	1	2
Provision at end of period		488	2,643	421	294	143	550	4,539

(1) Including 2,035 million euros for the French part-time for seniors plan at December 31, 2015 (against 1,988 million euros at December 31, 2014).

(2) The discount rate applied to dismantling telephone poles, public telephones, antenna sites and waste electrical and electronic equipment is 1.428%.

The impact of changes in provisions on the income statement is broken down as follows:

(in millions of euros)	Operating income	Financial income	Exceptional income	Total
Increases (including discounting)	189	139	635	963
Releases	(193)	(219)	(998)	(1,410)
Balance at December 31, 2015	(4)	(80)	(363)	(447)

Employee benefits

Types of post-employment benefits and other long-term benefits

In accordance with French laws and practices, Orange SA has obligations relating to employee benefits, and particularly post-employment benefits:

- pension plan for French civil servants: civil servants employed by Orange SA are covered by the government-sponsored civil and military pension plan. Orange SA’s obligation under the plan is limited to the payment of annual contributions (French law No. 96-660 dated July 26, 1996). Consequently, Orange SA has no obligation to fund future deficits of the pension plans covering its own civil servant employees or any other civil service plans;

- retirement bonuses and other similar benefits: under the laws of some countries or contractual agreements, employees are entitled to certain lump-sum payments or bonuses either on retirement or subsequent to retirement, depending on their years of service and end of career salary;

- benefits granted to retirees other than pensions: Orange SA also offers retired employees certain benefits such as free telephones.

Other long-term benefits may be granted, such as seniority awards, long-term compensated absences and under the French part-time for seniors (TPS) plans.

As part of renegotiations of intergenerational plans, the 2012 part-time for seniors plan was extended for a duration of one year. The part-time for seniors plans (2009, 2012 and 2015) are accessible to civil servants and contract employees who are eligible for full retirement benefits within 3 to 5 years and who have at least 15 years’ service within the Group. Eligible employees are those who will retire by 2021.

These plans give employees the opportunity to work 50% or 60% of a full-time job whilst receiving:

- a base salary amounting to 80% of a full-time employment;

- the retirement benefits of full-time employment (both the company’s and the employee’s contributions);

- a minimum salary.

These plans last for a period of at least 18 months and no longer than 5 years.

The beneficiaries may decide to invest part of their base salary (5%, 10% or 15%) in a Time Savings Account (CET), with an additional Company contribution. The CET allows for a reduction in the amount of time worked.

The number of employees who participate in the French part-time for seniors plans or will join them is estimated at 21,000.

At December 31, 2015, a provision of 2,035 million euros had been booked for the plans.

Key assumptions used to calculate the amount of obligations

The valuation of the obligation of the French part-time for seniors plans is sensitive to estimates of the potentially eligible population and to the sign-up rate for the plans (estimated at 69% on average), and the trade-offs that the beneficiaries will ultimately make between the different schemes proposed.

ORANGE / 2015 REGISTRATION DOCUMENT - 248

The actuarial assumptions used to measure Orange SA’s obligation in respect of retirement and other long-term employee benefits are the following:

	December 31, 2015	December 31, 2014
Discount rate (1)	0.10% to 2.25%	0.20% to 2.35%
Average expected long-term increase in salaries	2% to 3.10%	2% to 3.30%
Long term inflation rate	2%	2%

(1) 0.10%, 0.25% and 0.50% rates have been used to value the obligation regarding the French part-time for senior plans (against 0.20% and 0.35% at December 31, 2014).

The discount rates used for euro zone are based on AA-rated Corporate bonds with the same maturity as the obligation.

The sensitivity of the obligation to a change in the sign-up rate for the French part-time for seniors plans is as follows:

(in millions of euros)	5-point decrease in sign-up rate	5-point increase in sign-up rate
Sign-up rate for French part-time for seniors plans	(77)	77

Change in the value of the obligation

The table below provides details of the movements in the value of employee benefit obligations:

(in millions of euros)	Annuity- based plans	Capital- based plans	Other post- employment benefits	Total post- employment benefits	Long-term benefits
Change in the value of the obligation
Total benefit obligations at beginning of year	224	538	68	830	2,522
Service cost	4	35	1	40	419
Interest cost	1	10	2	13	6
Actuarial (gains)/losses	4	(23)	3	(16)	138
Benefits paid	(11)	(14)	(3)	(28)	(442)
Total benefit obligations at end of year (a)	222	546	71	839	2,643
in respect of employee benefit plans that are wholly or partly funded	222	-	-	222	-
in respect of employee benefit plans that are wholly unfunded	-	546	71	617	2,643
Change in plan assets
Fair value of plan assets at beginning of year	123	-	-	123	-
Actuarial return on plan assets	4	-	-	4	-
Gains/(losses) on plan assets	(1)	-	-	(1)	-
Employer contributions	17	-	-	17	-
Benefits paid by the fund	(11)	-	-	(11)	-
Fair value of plan assets at end of year (b)	131	-	-	131	-
Plan assets
Net funded status (a) - (b)	91	546	71	708	2,643
Unrecognized actuarial gains/(losses)	(41)	(157)	(27)	(224)	-
Unrecognized past service cost	-	5	(1)	4	-
Provision/(asset)	50	394	43	487	2,643
of which Provision/(asset) - Short term	5	15	3	23	535
of which Provision/(asset) - Long term	45	379	40	464	2,107
Net period pension cost
Service cost	4	35	1	40	419
Interest cost	1	10	2	13	6
Expected return on plan assets	(4)	-	-	(4)	-
Amortization of actuarial (gains)/losses	8	7	2	16	138
Amortization of unrecognized past service cost	-	(0)	0	0	-
Total net period pension cost	9	52	4	65	562
Changes in provision/(asset)
Provision/(asset) at beginning of year	57	357	41	456	2,522
Net period pension cost	9	52	4	65	562
Contributions and/or benefits paid by the employer	(17)	(14)	(3)	(34)	(442)
Provision/(asset) at end of year	50	395	43	488	2,643
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Maturity dates of employee benefit obligations

The table below provides a breakdown of the 10-year maturity schedule of projected disbursements for the part-time for seniors plans, pension plans and other post-employment benefit obligations as of December 31, 2015.

Balance sheet			Payments due per period at December 31, 2015
(in millions of euros)	Note	December 31, 2015	2016	2017	2018	2019	2020 to 2025
French part-time for seniors plans	4.3	2,035	449	517	516	391	264
Pensions and other post-employment benefits (1)		714	75	69	82	97	316
Total employee benefit obligations		2,749	524	586	598	488	580

(1) Not including provisions for time savings account and long-term medical leave.

4.4 Financial liabilities

4.4.1 Schedule of gross financial debt, cash and marketable securities by maturity

(in millions of euros)		December 31, 2014	December 31, 2015	2016	2017	2018	2019	2020	Beyond
Long-term and medium-term financial liabilities
Bonds (1)		27,721	26,039	1,930	2,367	2,915	3,394	1,374	14,059
Bank and multilateral lending institutions loans		616	798	22	122	22	22	420	190
Total (a)		28,337	26,837	1,952	2,489	2,937	3,416	1,794	14,249
Other current financial liabilities
Treasury bills		238	725	725	-	-	-	-	-
Bank overdrafts		2	2	2	-	-	-	-	-
Other current loans (2)		366	1,643	1,643	-	-	-	-	-
Accrued interest		831	800 (3)	800	-	-	-	-	-
Total (b)		1,437	3,170	3,170	-	-	-	-	-
Total gross financial liabilities (A)	(a) + (b)	29,774	30,007	5,122	2,489	2,937	3,416	1,794	14,249
Marketable securities		4,621	3,314	3,314	-	-	-	-	-
Cash		1,314	1,490	1,490	-	-	-	-	-
Total cash and marketable securities (B)		5,935	4,804	4,804	-	-	-	-	-
Total gross financial debt less cash and marketable securities at year-end	(A) - (B)	23,839	25,203	318	-	-	-	-	-

(1) Includes private placements under Orange SA’s EMTN (Euro Medium Term Notes) program.

(2) Includes 1,447 million euros of cash collateral received at December 31, 2015 (166 million euros at December 31, 2014).

(3) Includes accrued interest of 192 million euros on subordinated notes and of 8 million euros on TDIRA.

As at December 31, 2015, Orange SA bonds were redeemable at maturity, and no specific guarantee had been given in relation to their issuance. Some bonds may be redeemed in advance, at the request of the issuer.

The covenants on Orange SA’s borrowings and credit lines are presented in Note 4.5.3 Liquidity Risk Management.

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4.4.2 Financial debt by currency

The table below provides a breakdown of Orange SA’s gross financial debt less cash and marketable securities by currency before currency derivatives.

Equivalent value in euros at the closing rate	December 31, 2015	December 31, 2014
EUR	12,521	10,383
USD	7,540	7,392
GBP	3,368	3,960
CHF	232	208
JPY	395	717
CAD	132	142
Other currencies	215	206
Total before accrued interest	24,403	23,008
Accrued interest	800	831
Total before currency derivatives	25,203	23,839

4.5 Exposure to market risks

4.5.1 Interest rate risk management

Orange SA seeks to manage its fixed-rate/variable-rate exposure in euros in order to minimize interest costs by using firm and conditional interest rate derivatives (such as swaps, futures, caps and floors).

Derivative financial instruments

Derivative instruments used manage Orange SA’s fixed-rate/variable-rate exposure at December 31, 2015 are analyzed as follows:

(in millions of euros)	2016	2017	2018	2019	2020	Beyond	Notional amount
Instruments designated as hedges
Interest rate swaps	675	100	515	938	189	1,980	4,397
Cross currency swaps	2,065	-	-	2,711	1,061	6,038	11,875
Instruments designated as hedges but that do not qualify for hedge accounting
Interest rate swaps	-	-	-	-	125	75	200
Cross currency swaps	-	-	-	-	-	812	812

Management of fixed-rate/variable-rate debt

The fixed-rate portion of net financial debt after interest rate derivatives, excluding cash collateral received, less marketable securities and cash was relatively stable between 2014 and 2015 (104.1% at December 31, 2015 against 105.9% at December 31, 2014).

4.5.2 Currency risk management

Orange SA generally hedges its foreign currency issues with derivatives or with assets in the same currency.

The table below shows the notional amounts of currencies to be delivered and received under off-balance-sheet currency instruments (currency swaps, forward currency transactions and currency options) held by Orange SA.

(in millions of currency units)	In currency (1)
	EUR	USD	GBP	CHF	JPY	CAD	Other currencies in euro equi- valent value
Cross currency swap lender legs	964	8,317	2,700	250	51,800	200	1,151
Cross currency swap borrower legs	(11,744)	-	(12)	-	-	-	(927)
Currencies receivable under forward currency contracts	5,405	604	197	106	1,127	-	156
Currencies payable under forward currency contracts	(1,073)	(307)	(3,552)	(82)	(407)	-	(90)
Currency option receivable	-	165	-	-	-	-	-
Currency option payable	(147)	(60)	(170)	-	-	-	-
Total	(6,595)	8,719	(837)	274	52,520	200	290
Equivalent value in millions of euros at year-end closing rate	(6,595)	8,009	(1,141)	253	401	132	290

(1) Positive amounts represent currencies receivable and negative amounts represent currencies deliverable.

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4.5.3 Liquidity risk management

Credit lines

At December 31, 2015, Orange SA’s liquidity position exceeded its 2016 net financial debt obligations.

(in millions of euros)	Available amount
Bank overdrafts	(2)
Cash	1,490
Marketable securities	3,314
Available undrawn amount of credit facilities	6,000
Liquidity position	10,802

Orange’s debt ratings

Orange’s credit rating is an additional performance indicator used to assess the Group’s financial policy and risk management policy and, in particular, its solvency and liquidity risk, and is not a substitute for an analysis carried out by investors. Rating agencies revise the ratings they assign on a regular basis. Any change in the rating could produce an impact on the cost of future financing or on access to liquidity.

In addition, a change in Orange’s debt rating will, for certain outstanding financings, trigger step-up clauses affecting the interest paid to investors.

One Orange SA’s bond with an outstanding amount of 2.5 billion dollars (equivalent to 2.3 billion euros as at December 31, 2015) is subject to step-up clauses. There clauses were triggered in 2013 and in early 2014: the coupon due in March 2014 has been computed on the basis of an interest rate of 8.75% and since then, the bond bears interest at the rate of 9%.

In addition, the margin on the 6 billion euros syndicated credit facility signed on January 27, 2011 has changed following the downgrade in Orange’s credit rating in 2013. As at December 31, 2015, this credit facility was not drawn.

Regarding the changes in Orange’s debt ratings in 2015: rating agency Fitch Ratings revised, on June 9, 2015, the outlook on Orange’s long term debt from Negative to Stable while confirming Orange’s long-term debt rating at BBB+ as well as Orange’s short-term debt rating at F2.

As at December 2015, Orange’s debt rating is as follows:

	Standard & Poor’s	Moody’s	Fitch Ratings	Japan Credit Rating
Long-term debt	BBB+	Baa1	BBB+	A-
Outlook	Negative	Stable	Stable	Stable
Short-term debt	A2	P2	F2

Rating agency Standard & Poor’s revised, on January 27, 2016, the outlook on Orange’s long term debt from Negative to Stable while confirming Orange’s long-term debt rating at BBB+ as well as Orange’s short-term debt rating at A2.

4.5.4 Management of covenants

Commitments with regard to financial ratios

Orange SA does not have any line of credit or loan subject to specific covenant with regard to financial ratios.

Commitments related to instances of default or material adverse changes

Most of Orange SA’s financing agreements, including in particular the 6 billion euro syndicated credit facility set up on January 27, 2011, as well as bond issues, are not subject to prepayment obligations in the event of a material adverse change, or cross default provisions. On the other hand, certain contracts include cross acceleration provisions under which, however, the mere occurrence of events of default in other financing agreements does not automatically trigger an accelerated repayment under such contracts.

4.5.5 Credit risk and counterparty risk management

Orange SA considers that it has limited concentration in credit risk with respect to trade accounts receivables due to its large and diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many French regions and foreign countries. In addition, the maximum value of the counterparty risk on these financial assets is equal to their recognized net book value.

Orange SA is exposed to bank counterparty risk through its investments and derivatives. Therefore, it performs a strict selection based on the credit rating of public, financial or industrial institutions in which it invests or with which it enters into derivatives agreements. In addition, limits are defined for each selected counterparty as follows:

- limits are based on each financial institution’s rating and equity, as well as on periodic analyses carried out by the Treasury Department. The maximum commitment is then determined (i) for investments, based on maximum limits, and (ii) for derivatives, based on the notional amounts of interest rate and foreign exchange contracts outstanding, to which coefficients are applied that take into account the remaining duration of the operation and the type of transaction involved;

- limits are monitored and reported on a daily basis to the Group treasurer and the head of the trading room. These limits are adjusted regularly depending on credit events;

- counterparties’ ratings are monitored;

- lastly, on derivatives, master agreements relating to financial instruments (French Banking Federation or International Swaps and

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Derivatives Association) are signed with all counterparties and provide for a net settlement of debts and receivables, in case of failure of one of the parties. These agreements include a CSA cash collateral clause which can lead to either cash deposit (cash collateral paid) or cash collection (cash collateral received), on a monthly or weekly basis, with no threshold. These amounts of payments correspond to the change in market value of all derivative instruments (or, for a few counterparties, derivatives with a maturity greater than 3 months).

Therefore, regarding Orange SA, the non-performance risk exposure corresponds to a succession of exposures over a maximum of a one-month period until the derivatives term. This is a risk of increase in the change in portfolio value which can be modelled by a range of options such as the purchase of a one month cap in accordance with the portfolio parameters (net nominal by counterparty, volatility, sensitivity). As a consequence, the non-performance risk is this exposure multiplied by the default probability until the derivative maturity and the loss when there is a default (0.6 is the market position).

4.5.6 Notional amount of derivative financial instruments

Notional contracts or amounts do not represent the amounts to be paid or received and consequently do not represent the risk incurred by Orange SA associated with the use of derivative financial instruments.

The fair value of the currency swaps and interest-rate swaps is estimated by discounting future expected cash flows using the year-end market exchange rates and interest rates for the remaining term of the contracts.

The fair value of over-the-counter options is estimated using generally accepted market measurement models.

(in millions of euros)	December 31, 2015		December 31, 2014
	Notional amount	Fair value	Notional amount	Fair value
Financial instruments not recognized on the balance sheet
Interest rate swaps (1)	4,597	(105)	4,395	(169)
Cross currency swaps (2)	12,687	1,328	13,328	(21)
Forward currency contracts	6,487	128	2,494	(2)
Total firm commitments	23,771	1,351	20,217	(192)
Options	1,135	(2)	231	(1)
Total contingent commitments	1,135	(2)	231	(1)
Total	24,906	1,349	20,448	(193)

(1) Including 509 million euros of notional amount with a forward inception date at December 31, 2015 (no notional amount with a forward inception date at December 31, 2014).

(2) No notional amount with forward inception date.

4.6 Other current liabilities

(in millions of euros)	December 31, 2015	December 31, 2014
Subsidiaries cash current accounts	9,060	10,436
of which Orange Global Ltd	3,192	3,195
of which Atlas Services Belgium (1)	1,669	3,639
Tax and social security liabilities	1,619	1,541
Payables to submarine cable consortium members	410	243
Other (2)	688	292
Total	11,777	12,512

(1) Including, in 2015, impact of the acquisition of Jazztel shares by ASB for (3,398) million euros, partially offset by ASB’s disposal of shares to two Orange Participations subsidiaries, including Orange Middle East and Africa, for 1,891 million euros.

(2) Including, in 2015, the fine relating to the Entreprise market competition litigation for 350 million euros.

4.7 Deferred income

(in millions of euros)	December 31, 2015	December 31, 2014
Deferred financial income	1,252	759
Of which equalization payments received on unwinding derivatives, and deferred until the maturity of the underlying instrument	597	607
Of which instruments eligible for hedge accounting	654	152
Deferred operating income	1,112	1,127
Of which deferral over 20 years of billing for civil engineering services with respect to the contribution of cabled networks	285	331
Total	2,364	1,887
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4.8 Maturity of non-financial receivables and payables

Although some non-financial receivables and payables are due in more than one year (see Note 9.1.8 Trade receivables and Note 3.1 Tangible and intangible assets), most are due in less than one year.

Note 5   Off-balance sheet contractual obligations and commitments

Management believes that, to the best of its knowledge, there were no outstanding commitments at December 31, 2015, other than those described below, likely to have a material impact on the current or future financial position of Orange SA.

5.1 Commitments related to operating activities

(in millions of euros)	Total commitment	Less than one year	One to five years	More than five years
Commitments Related to Operating Activities	7,272	1,908	2,781	2,583
Operating leases (1)	4,501	790	2,076	1,635
Handset purchases	185	185	-	-
Transmission capacity purchases	125	52	73	-
Other goods and services purchases (2)	426	85	219	122
Investment commitments - tangible and intangible assets	297	49	53	195
Guarantees granted to third parties in the ordinary course of business (3)	1,738	747	360	631

(1) Including lease expenses and taxes (331 million euros).

(2) Including 208 million euros for submarine cable maintenance commitments.

(3) Mainly guarantees granted by Orange SA to third parties in respect of commitments made by direct or indirect subsidiaries (including a cofinancing commitment made by Orange Espagne for 500 million euros, and a guarantee covering performance of the agreements entered into by Equant and EE with two third parties for an aggregate amount of 504 million euros).

Operating leases

Operating lease commitments mainly include property lease commitments. Other leases are leases in the form of overhead (vehicles and other assets).

(in millions of euros)	Minimum future lease payments	Less than one year	One to five years	More than 5 years
Property lease commitments (1)	4,070	667	1,849	1,554

(1) Lease payments in respect of operating leases, except for those entered into with FT Immo H (an Orange SA subsidiary), amounted to 3,396 million euros, including 519 million euros due by December 31, 2016.

The operating lease commitments correspond to the outstanding minimum future lease payments until the normal date of renewal of the leases or the earliest possible notice date. After periodic revaluation of the leases, these amounts are discounted. The discount rate corresponds to the weighted average cost of the Group’s bond debt.

Orange SA may choose whether or not to renew these commercial leases upon expiration or replace them by other leases with renegotiated terms and conditions.

Handset purchases

Following the signing of new handset purchase contracts during the first half of 2013, total handset purchase commitments amounted to 185 million euros at December 31, 2015.

Investment commitments

In addition to the commitments expressed in monetary terms in the above table, Orange SA has made certain commitments to various government authorities such as ensuring certain network coverage or level of quality of service. These commitments, which have been undertaken primarily as part of license award processes, will require investment expenditure in future years to roll out and enhance the networks. They are not shown in the table above if they have not been expressed in monetary terms, which is usually the case. Therefore, Orange SA entered into the following commitments:

- in 2015, in France, when the frequencies in the 700 MHz band were allocated:

-  coverage obligations in “priority deployment areas” (40% of the country within 5 years, 92% within 12 years and 97.7% within 15 years) and in areas not yet covered by a broadband network (100% within 12 years), at the level of priority road routes (100% within 15 years) and at the level of the national rail network (60% within 7 years, 80% within 12 years and 90% within 15 years);

- in 2011, in France, when the frequencies in the 2.6 GHz and 800 MHz bands were allocated:

-  an optional commitment to host mobile virtual network operators (MVNOs) on certain technical and pricing terms under Full MVNO schemes,

-  an obligation to provide mobile coverage with theoretical maximum download speeds of at least 60 Mbps per user (25% of the country within 4 years and 75% within 12 years for the 2.6 GHz band, 98% of the country within 12 years and 99.6% within 15 years for the 800 MHz band), which can be met by using both the allocated frequencies and other frequencies,

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-  for the 800 MHz band, specifically, an obligation to provide coverage in priority areas (40% of the country within 5 years, 90% within 10 years) with no obligation to provide roaming services, an obligation to provide roaming in each département (90% within 12 years, 95% within 15 years) and an obligation to share resources in communities covered by the “white area” program.

Non-compliance with these obligations could result in fines and other sanctions ultimately including the withdrawal of licenses awarded. Management believes that Orange SA has the ability to fulfill these commitments towards government authorities.

Guarantees granted to third parties in the ordinary course of business

Orange SA provides certain guarantees to third parties (financial institutions, customers, partners and government agencies) to ensure the fulfillment of its contractual obligations in the ordinary course of its business. These guarantees are not shown in the table above, as they do not increase the amount of its commitments.

On January 1, 2015, a new plan, the personal training account, entered into force and replaced the individual training rights for employees under contract. This new plan will be financed by an annual contribution amounting to 0.2% of the payroll of employees under contract. The individual training rights will be maintained for public servants. As in the case of individual training rights, the personal training account will not give rise to a provision.

Regarding individual training rights, vested rights not yet used totaled approximately six million, one hundred thousand hours at December 31, 2015. In accordance with French accounting standards (CNC Urgent Issues Committee Opinion 2004-F on the recognition of individual rights to training for employees), the costs associated with rights are expensed over the period and do not give rise to a provision except in case of request submitted by the employee within the framework of a Personal Leave for Training, of a dismissal or of a resignation.

5.2 Other commitments

Asset and liability warranties granted in relation to disposals

Under the terms of agreements between Orange SA and the acquirers of certain assets, subsidiaries or investments, Orange SA is subject to standard warranty clauses relating to assets and liabilities. Nearly all material sale agreements provide for ceilings on these warranties.

At December 31, 2015, the main warranties in effect were the following:

- warranties granted to the EE joint venture at the time of the transfer of the United Kingdom operations: warranties related to the restructuring of interests and assets carried out prior to the asset transfer (uncapped warranties expiring in 2022), and a tax-related warranty (capped at 5 billion pounds sterling, or 6.8 billion euros at December 31, 2015) expiring in 2017.

Moreover, as part of the merger of Orange and Deutsche Telekom operations in the United Kingdom, Orange counter-guaranteed up to 50% of the guarantee, capped at 750 million pounds sterling (1,022 million euros at December 31, 2015), granted by Deutsche Telekom to Hutchison 3G (H3G) in December 2007 to cover investment commitments made by its subsidiary T-Mobile UK to the joint venture created with H3G as part of a 3G network sharing agreement (i.e., a guarantee capped at 375 million pounds sterling, or 511 million euros for Orange). As a result of the sale of EE to BT Group plc (BT), BT will replace Deutsche Telekom under the main guarantee granted to H3G, in which case Orange will be released from its obligations under its counter-guarantee. Meanwhile, BT has counter-guaranteed the commitments granted by Deutsche Telekom to H3G, and Deutsch Telekom has committed to call this counter-guarantee only in case of non-payment by BT under its counter-guarantee.

In addition, Orange retained certain compensation obligations in relation to the early unwinding of finance lease transactions relating to telecommunications equipment that was previously leased by Orange. These compensation obligations, which will expire in February 2017, are capped at 315 million pounds sterling, or 430 million euros, at December 31, 2015. Following the sale of EE to BT, these obligations continue to exist;

- As part of the sale of EE to BT (see Note 8 Subsequent events), Orange has committed to support 50% of the liability warranty granted to BT, which is capped at 2.3 billion pounds sterling (3.1 billion euros) for 100% of the shares. This warranty will expire in 2018 (or in 2023 for the tax and social warranties);

- Tax-related warranties, capped at 400 million euros, granted to Deutsche Telekom as part of the disposal of the Group’s mobile and Internet operations in the Netherlands in 2007. These warranties will expire at the end of the statutory limitation period, in 2019;

- Warranties, mainly tax-related, granted as part of the Orange Suisse disposal in 2012. These warranties are capped at 200 million Swiss francs (185 million euros) and will expire in 2017;

- Standard warranties capped at 155 million dollars (142 million euros) granted by the Group as part of the Orange Dominicana disposal in 2014, which will expire in 2018;

- Miscellaneous standard warranties granted to buyers of real estate sold by the Group.

Management believes that the risk that all these warranties will be enforced is remote and that the potential consequences of their being called are not material with regard to Orange SA’s results and financial position.

5.3 Financing commitments

Orange SA’s main commitments relating to borrowings are set out in Note 4.4 Financial Liabilities and Note 4.5 Exposure to Market Risks.

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Note 6   Litigations

As at December 31, 2015, the contingency reserves recognized by Orange SA for all disputes in which it is involved (other than proceedings in respect of tax audits, which are described in Note 2.6 Income Tax) amounted to 294 million euros, compared with 267 million euros at December 31, 2014. Orange SA believes that any disclosure of the amount of any provision on a case-by-case basis could seriously harm its position. The balance and overall movements on provision are presented in Note 4.3 Provisions.

A number of claims have been made against Orange SA by competitors for alleged anti-competitive behavior, for which the claimants generally seek a cease order or a sanction. If the claims are upheld, Orange SA may also be ordered to pay fines that in theory can reach up to 10% of the Company’s revenue. Competitors may also claim damages in civil or commercial proceedings for the harm they consider they have suffered because of these practices.

Proceedings that could significantly impact the financial position of the Company (referred to in this Note as Orange or Orange SA) are described below.

Litigations related to competition law

Fixed networks and contents

- In 2010, the Numericable group initiated proceedings before the Commercial Court of Paris and before the International Court of Arbitration of the International Chamber of Commerce of Paris (ICC) seeking compensation for damages amounting to 3.1 billion euros caused by an alleged de facto termination of the agreements signed with Orange as part of the sale of certain cable networks giving Numericable the right to use Orange’s civil engineering installations for its cable networks. On February 25, 2013, the ICC definitively rejected all claims amounting to 542 million euros with respect to the 2004 agreements; and on June 20, 2014, the Paris Court of Appeal upheld the judgment dismissing all Numericable’s claims amounting to 2,583 million euros with respect to the 1999 and 2001 agreements. Furthermore, the Court acknowledged the excessive nature of Numericable’s action. However, on February 2, 2016, the French Supreme Court canceled the Court of Appeal’s decision for having considered that the ICC’s award in favor of Orange was enforceable against Numericable when the case submitted to the Court of Appeal involved different agreements. The case will be reexamined by the Paris Court of Appeal.

- On February 3, 2010, SFR, then, on November 10, 2010, Verizon, summoned Orange SA to appear before the Paris Commercial Court demanding the reimbursement of alleged overpayments on interconnection services provided by Orange, the price of which allegedly did not reflect their cost. On June 18 and 25, 2013, the Paris Commercial Court dismissed their claims but ordered Orange to pay Verizon 500,000 euros with respect to services provided in 2008. Orange paid this amount in 2013. SFR and Verizon filed appeals against these decisions and are claiming respectively 49 million euros for interconnection services provided by Orange in 2006 and 2007 and 41 million euros for wholesale access or interconnection services provided by Orange from 2006 to 2008. On December 4, 2015, the Paris Court of Appeal dismissed all of SFR’s claims and confirmed the first instance court’s decision.

In June 2013, Colt, British Telecom France and Completel brought actions against Orange SA before the Paris Commercial Court on the same grounds as Verizon. The three operators’ claims provisionally amount to a total of 27 million euros. On October 27, 2015, the Court ruled on the Colt claims amounting to 14 million euros that Orange had breached its pricing obligations, and ordered Orange to pay Colt 2.4 million euros. Orange paid this amount and appealed the decision.

- On April 24, 2012, SFR brought an action against Orange SA before the Paris Commercial Court denouncing its retail offers to the secondary residences market and claiming 218 million euros for the loss allegedly suffered. On February 12, 2014, the Court held that Orange SA had abused its dominant position and ordered it to pay 51 million euros in damages to SFR. However, on October 8, 2014, the Paris Court of Appeal held that SFR did not show the existence of a relevant market limited to secondary residences and canceled the lower court’s decision. In November 2014, SFR lodged an appeal before the French Supreme Court.

- In 2009, SFR and Altitude Infrastructure filed complaints with the French Competition Authority, claiming that Orange had engaged in anticompetitive practices on the market for the services leading to the reduction of zones in local communities not yet covered by a broadband network. These complaints challenge the time allowed and the tariffs set by Orange to provide its wholesale offer to operators that wish to respond to local communities, or the conditions in which Orange itself bids in response to tender offers issued by the local communities. The investigations are pending. In parallel, SFR and Altitude Infrastructure brought actions for damages before the Paris Commercial Court in June 2013. SFR is provisionally claiming 50 million euros. At this stage, Orange believes that these claims are unfounded and was granted a stay of proceedings by the Court in both cases until the decision of the Competition Authority.

- In October 2014, Colt lodged a complaint with the Competition Authority objecting to abusive pricing practices by Orange SA on the B-to-B market for fixed-line services in France. The Competition Authority did not join this action with the SFR proceedings on which it ruled on December 17, 2015. In parallel, Colt brought an action against Orange SA before the Paris Commercial Court on December 18, 2014 for damages allegedly suffered since at least 2007 without yet assessing their amount. Orange is not in a position to assess the risk relating to these procedures.

Mobile networks

- After complaints were brought by Bouygues Telecom and by SFR, respectively in 2008 and 2010, the French Competition Authority issued a decision on December 17, 2015 whereby it fined Orange 350 million euros for having implemented four anticompetitive practices on the B-to-B markets and imposed injunctions in order to immediately restore fair competition within these markets. Orange was fined for having abused its dominant market position by implementing (i) a discriminatory practice regarding third-party operators and their ability to access and use information gained by Orange via its management of the copper local loop (itself the result of Orange’s former monopoly status within the industry), (ii) its “change your mobile” program which allowed Orange’s clients to use the loyalty points they had acquired only if they renewed their Orange contract, (iii) a complex system of loyalty reward schemes applied in a cumulative fashion with a “privilege” discount committing clients to long durations, a mechanism of renewal by tacit agreement and additional discounts aimed at encouraging clients to entrust almost all their phone lines and consumption to Orange, and (iv) an exclusivity discount system allowing clients of its IP VPN offers to benefit from discounts on condition that no third-party operators are allowed to connect to their sites. In addition, the Competition Authority issued injunctions forcing Orange to modify its commercial practices on the mobile market and to change the terms of access to information about the copper local loop. Orange will thus have to (i) introduce, within an 18-month period, an arrangement guaranteeing the provision to operators of information about the local copper loop originating from the same

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sources, within the same time frames, under the same conditions and at an identical level of reliability and performance as those that are enjoyed by its own sales commercial services, and in the meantime implement temporary measures. The Regulatory Authority (Arcep) will be involved in monitoring compliance with this injunction; (ii) immediately end the cumulative system of discount and renewal in the mobile market and make sure that the cost of cancellation linked to subscription to the “privilege” discount does not exceed the reimbursement of objective counterparts beyond the initial commitment period of 24 or 36 months; and (iii) cease any practice imposing exclusivity on IP VPN services in exchange for discounts and abstain from implementing any equivalent practice. Orange chose to cooperate with the Competition Authority by not disputing the objections. SRF did not appeal the decision which has thus become final. At December 31, 2015, the provision of 350 million euros was reclassified as a current liability. Orange paid the fine in January 2016.

Concurrently to the ongoing investigation before the French Competition Authority, SFR brought an action before the Paris Commercial Court on June 18, 2015, for damages allegedly suffered because of Orange’s practices and provisionally assessed at 512 million euros. The Court ordered a stay of proceedings until the decision of the Competition Authority. Given the decision of December 17, 2015, which ruled on Orange’s competitive practices, the Group believes this claim represents a risk, insofar as any right for SFR to be indemnified remains subject to SFR proving that it suffered actual damage as a result of the sanctioned practices.

- On December 13, 2012, the French Competition Authority imposed a fine of 117 million euros against Orange SA and 66 million euros against SFR for having implemented, as part of their unlimited offers launched in 2005, excessive price discrimination between calls made within their own networks and calls made to their competitor’s network. Orange SA paid the fine and appealed the decision. On June 19, 2014, the Paris Court of Appeal ordered a stay of proceedings on the merits and remanded the case to the European Commission for consultation. On December 7, 2014, the Commission upheld the reasoning of the Competition Authority resulting in the imposed fine. Orange challenged this position and asked the Court to refer the question to the European Court of Justice. The decision of the Court of Appeal is expected in March 2016.

Following the decision of the French Competition Authority, Omea Telecom (Virgin Mobile and Tele2 Mobile) and Euro-Information Telecom (NRJ Mobile) each brought in June 2013 an action against Orange before the Paris Commercial Court for losses allegedly suffered because of the sanctioned practices. The operators’ claims amount provisionally to a total of 128 million euros. As the Authority’s decision is appealed and the claims do not bring any evidence of a causal link, Orange is not in a position to assess the risks relating to these procedures.

- Concurrently to their complaints lodged before the French Competition Council regarding Orange’s practices in the mobile and fixed-to-mobile markets in the French Caribbean and in French Guyana, for which Orange was definitively fined 60 million euros following the French Supreme Court’s dismissal of Orange’s and Digicel’s appeals on January 6, 2015, Digicel and Outremer Telecom initiated before the Paris Commercial Court, respectively in March 2009 and October 2010, legal actions for losses stemming from these practices, in an amount which Digicel assessed at 594 million euros and Outremer at 75 million euros. On March 16, 2015, the Paris Commercial Court ordered Orange Cara-be and Orange SA to pay, respectively, 7.5 million euros and 0.5 million euros to Outremer Telecom. Orange Cara-be and Orange SA paid these amounts and appealed the decision. Given this decision, Orange SA believes Digicel’s claim represents a risk. The Court’s decision in the Digicel case could be issued during the first half of 2016.

Other proceedings

- On June 27, 2012, the Paris Court of Appeal, examining the case on remand after partial annulment of its former decision by the French Supreme Court, had confirmed the rejection of all claims from Lectiel (and its lessee from 1998 to 2002, Groupadress) aiming at the recognition of a prejudice valued at a minimum of 376 million euros, then reassessed at 551 million euros, allegedly resulting from Orange’s refusal to deliver its directory database together with daily updates free of charge. The Court had to determine whether Orange SA’s anticompetitive practices, as established by final judgment before 1999, had caused a prejudice to Lectiel, and if so, for what amount. The Court had held that the claimant could not prove any prejudice as it had unlawfully downloaded Orange’s data during the full period under consideration. Nevertheless, on June 3, 2014, the French Supreme Court partially reversed the decision of the Paris Court of Appeal for the second time and again asked the Court of Appeal to determine whether Orange’s established anticompetitive practices had caused damages to Lectiel. Before the new Court of Appeal, Lectiel increased its claim to 4.7 billion euros without any justification. On May 27, 2015, the Paris Court of Appeal ruled that Orange’s practices constitute civil faults that give rise to compensation and appointed an expert with the limited mission of assessing the amount of damages possibly suffered by Lectiel on the sole branch of direct marketing market and during the period from 1991 to 1998 only. On July 27, 2015, Orange lodged an appeal against this decision before the French Supreme Court. The expert’s mission is on-going and should result in a decision from the Court of Appeal during the course of 2016. Orange believes it does not incur a significant risk in connection with this procedure.

- Following the announcements made by the French State on December 4, 2002 that it was prepared, in advance of its participation in a capital increase with private investors, to extend a shareholder’s loan to Orange SA (which was never actually put in place), the European Commission found in 2004 that these measures were incompatible with the common market but did not require any repayment of State aid. On May 21, 2010 the General Court of the European Union (GCEU) canceled the decision, judging that no public funds had been committed by such statements. But on March 19, 2013, the CJEU canceled the GCEU’s decision and remanded the case to the GCEU to rule on the claims that it had not examined, in particular the prudent investor test. On July 2, 2015, the GCEU confirmed the cancellation of the European Commission’s decision on the grounds that it did not correctly apply the prudent investor test. In September 2015, the European Commission lodged an appeal before the CJEU.

- On May 20, 2008, the European Commission launched a formal in-depth investigation into the compliance with European regulations on State aid of the reform of the scheme relating to charges borne by Orange SA in connection with the retirement pensions for its civil servants, provided by the French law of July 26, 1996 when France Télécom became a public limited company. By a decision dated December 20, 2011, the European Commission ordered the French state to align the calculation of Orange SA’s social security contributions to its competitors’ calculation, including with respect to the “non-common” risks (not incurred by civil servants), i.e. contributions to unemployment risk and to non-payment of wages in case of restructuring or winding up of the Company. Following this decision, the Act of July 2, 1990 was amended in 2012 to impose on Orange SA the payment of contributions linked to non-common risks, and all the contributions due were paid to the French State in December 2012 and have since then been paid directly by Orange SA to the appropriate government agencies. On February 26, 2015, the GCEU rejected the appeals from the French State and Orange against the European Commission’s ruling. On May 6, 2015, Orange lodged an appeal before the CJEU.

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- On January 29, 2015, the Court of Schleswig definitely rejected the legal action brought by certain shareholders of German company Freenet against their company based on an alleged underestimation of MobilCom shares at the time of its merger with Freenet in 2007. This lawsuit aimed at compelling Freenet’s management to file a claim for damages against Orange SA. The decision of the Court of Schleswig is not appealable before the German Supreme Court and thus puts an end to the actions brought since 2003 by former MobilCom CEO Gerhardt Schmid and certain minority shareholders of MobilCom claiming compensation for the prejudice, valued at several billion euros, allegedly suffered because of the withdrawal from the UMTS project in Germany.

There are no other administrative, legal or arbitration proceedings, including any proceedings that are pending or threatened, of which Orange SA is aware of, which may have or have had in the last twelve months a material impact on the Company’s financial position or profitability.

Note 7   Transactions with related companies and parties

The main related-party transactions with associates are summarized below and carried out in the ordinary course of business.

The additional related party transactions cover the main transactions carried out in the ordinary course of business with companies that belong to the Group and that are not wholly owned directly or indirectly by Orange SA and companies in which the Chairman of Orange SA’s Board of Directors is a member of the Board of Directors, Supervisory Board or Executive Committee.

Telecommunications services provided to French governmental authorities, which are one of Orange SA’s largest customers, as well as those to its various local and regional authorities, are provided on an arm’s length basis.

Amounts in excess of 200 million euros are shown in the table below:

(in millions of euros)	Payables	Operating expenses	Financial income
Related companies
Atlas Services Belgium	1,670
Atlas Services Nederland	379
FT Immo H	401
Orange Participations	216
Orange Espagne	259
Equant Group	834	540
Orange Brand Services Limited	804	293
Orange Global Limited	3,192
Orange Telecommunications Group Limited	600		1,101
Related parties
EE	233
ORANGE / 2015 REGISTRATION DOCUMENT - 258

Note 8   Subsequent events

Disposal of EE

On January 29, 2016, in accordance with the agreement of February 5, 2015 and having obtained the necessary authorizations, Orange and Deutsche Telekom finalized the sale of 100% of EE (a 50% owned subsidiary of OTGL), to BT Group Plc (BT).

The sale price, which comprised a cash component (3.4 billion pounds sterling, i.e., approximately 4.5 billion euros at the exchange rate on January 29, 2016) and a 4% holding in BT (valued at 1.9 billion pounds sterling, i.e., 2.5 billion euros, based on the opening share price on January 29, 2016), represents almost 74% of the value in use of the OTGL shares held by Orange SA. This amount will be subject to adjustments, determined during the first half, relating to EE’s net debt, working capital and capital expenditures on January 29, 2016.

Note 9   Accounting policies applied to the financial statements

The annual financial statements of Orange SA have been prepared in accordance with generally accepted accounting principles in France and with the provisions of the French General Accounting Plan (Plan Comptable Général).

9.1 Accounting policies

9.1.1 Transactions in foreign currencies

Monetary assets and liabilities in foreign currencies are translated at the year-end exchange rate. Losses or gains arising on the translation of receivables and payables at the year-end rate are recognized in the balance sheet respectively as unrealized foreign exchange losses on the assets side or unrealized foreign exchange gains on the liabilities side.

For financial transactions, unrealized gains or losses on all balance sheet and off-balance sheet positions are determined by currency and by year of due date. For commercial transactions, unrealized gains or losses are determined by currency.

A provision is recorded for any net unrealized exchange losses other than those backed by an underlying instrument that is part of a hedge of investment securities in foreign currencies.

9.1.2 Revenue recognition

The main revenues from Orange SA’s activities are recognized as follows:

Provision of equipment

Revenues from the sale of handsets and accessories are recognized when delivered. Installation fees are recognized in revenues when the line is activated.

Equipment lease revenues are recognized on a straight-line basis over the term of the lease agreement.

Service revenues

Revenues from telephone and Internet access contracts are recognized in revenue on a straight-line basis over the period of the service.

Revenues from incoming and outgoing telephone communications are recognized when the service is provided.

Revenues related to the use of leased lines and to medium- and high-speed data transmission are recognized on a straight-line basis over the term of the contract.

Revenues related to the sale of transmission capacity on terrestrial and submarine cables are recognized on a straight-line basis over the term of the contract.

Revenues from Internet advertising are recognized over the period over which the advertising service is provided.

Sales of content

Revenues from revenue and cost-sharing arrangements (“contact numbers” service) are recognized gross. Amounts due to service providers are recognized in operating expenses.

Revenues from the sale or supply of content (audio, video, games, etc.) via various communication systems (mobile, PC, TV, fixed-line, etc.) are recognized gross and amounts due to content providers are recognized in operating expenses. When Orange SA is acting as agent in the sale or supply of content, the related transactions are recognized in third-party accounts and only Orange SA’s fees are recognized in net income.

Customer acquisition and loyalty program costs

Subscriber acquisition and retention costs, other than loyalty program costs, are recognized as an expense in the period in which they are incurred, that is, on acquisition or renewal.

The accounting treatment of rights to loyalty discounts granted to customers is defined by CNC Urgent Issues Committee Opinion 2004-E dated October 13, 2004. When the right to a benefit is granted, the Company undertakes to provide cash discounts or benefits in kind to its customers. The equivalent value in euros of loyalty discounts granted to customers is recognized under deferred income. It is estimated on the basis of assumptions on cancellation rates and utilization rates of the rights by subscribers and is deferred until such time as it is converted into revenues when a future sale is made.

This principle is applied to Orange SA’s existing PCM (Programme Changer de Mobile) program, under which customers can get a new mobile phone providing that they enter into a new contractual obligation.

9.1.3 Intangible assets

Intangible assets mainly include technical merger losses, leasehold rights, licenses, patents, usage rights, software and leasehold rights, as well as development costs.

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Gross value

Intangible assets are recognized at acquisition or production cost.

Technical merger losses recognized on merger transactions are recorded under goodwill: these are non-amortizable items and are subject to impairment testing. As such, they are allocated outside the accounts to the various assets contributed as part of the mergers, to the extent where the recognized unrealized gains per asset is material. The components of merger losses are subject to impairment testing in accordance with the principles set out in Note 9.1.5 Impairment of Tangible and Intangible Assets.

The cost of mobile network operating licenses consists of a fixed portion, which is capitalized, and a variable portion, which is expensed (equal to 1% of eligible revenues). The amortization period for the licenses begins as from the date on which the network is technically ready for effective marketing of service and ends on the license expiration date, with the exception of the first block of frequencies under the UMTS license, for which the amortization period is effective as from the award date.

Development costs are capitalized when the following can be demonstrated:

- the intention and the technical and financial capacity to complete the development project;

- the project will generate probable future economic benefits for the Company; and

- the cost can be measured reliably.

Research and development costs not fulfilling the above criteria are expensed as incurred.

Amortization

Intangible assets are amortized on a basis that reflects the pattern in which their future economic benefits are expected to be consumed according to their probable use.

The straight-line basis is usually applied over the following estimated useful lives:

Mobile network licenses	15 to 20 years
Patents	14 years
Indefeasible Rights of Use of submarine and terrestrial cables	10 years
IT (applications, software, licenses), customer service platforms, R&D	3 to 5 years

9.1.4 Property, plant and equipment

Property, plant and equipment mainly comprise network facilities and equipment.

Gross value

The gross value of tangible assets corresponds to their acquisition or production cost, including costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

The cost of a tangible asset also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, representing the obligation incurred by Orange SA.

The cost of networks includes design and construction costs, as well as capacity improvement costs.

Maintenance and repair costs are expensed as incurred, except where they serve to increase the asset’s productivity or prolong its useful life.

The total cost of an asset is allocated among its different components and each component is accounted for separately when the components have different useful lives, or when the pattern in which their future economic benefits are expected to be consumed by the entity varies, thereby requiring the use of different rates and methods of depreciation.

Amortization

Property, plant and equipment are depreciated on a basis that reflects the pattern in which the future economic benefits of each of their components are expected to be consumed according to their probable use.

The straight-line basis is usually applied over the following estimated useful lives:

Buildings (including lightweight construction), leasehold improvements and equipment	5 to 30 years
Infrastructure (civil works, copper cables, telephone poles, masts, mobile site research and engineering costs)	8 to 30 years
Equipment (switching, transmission, etc.) and fixed and mobile network installations, including inseparable underlying software	5 to 20 years
Computer hardware, handsets	3 to 5 years
Other property, plant and equipment	3 to 10 years

Orange SA makes use of accelerated depreciation allowed under the tax regulations in force. The difference between accelerated depreciation and straight-line depreciation is recorded as a regulated provision on the balance sheet.

9.1.5 Impairment of tangible and intangible assets

An impairment loss is recognized, on a case-by-case basis, when the fair value of an asset falls sustainably below its carrying amount due to events or circumstances arising during the period (such as obsolescence, wear and tear, significant changes to the manner in which the asset is used, worse than expected economic performance, a drop in revenues or other external indicators, revision of operating cash flows, etc.).

Fair value is the higher of recoverable amount and value in use.

For assets which are to be held and used, fair value is usually determined on the basis of value in use, which is the estimated present value of the future economic benefits expected to be derived from the use and disposal of the asset. For assets which are due to be sold, fair value is determined on the basis of realizable value assessed by reference to market prices.

In addition, tangible and intangible assets, including the share of merger losses allocated to businesses in France, are tested for impairment with all other assets of Orange SA in France. The share of merger losses allocated to investment securities is tested with the investment securities with which they are associated.

9.1.6 Financial assets

Investment securities are recorded at historical purchase cost. Transaction costs are expensed as incurred.

To determine whether an impairment loss should be recognized, the historical cost of the equity interest (including any share of merger losses allocated thereto) is compared to its fair value.

Fair value is equal to value in use for strategic interests. However, when an interest is due to be sold, it is measured at market value.

The value in use of investment securities is the estimated enterprise value of the component entities of those investments, less their net debt (or plus their net cash), as calculated in their currency and converted into euros at the year-end exchange rate.

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Due to the short-term volatility of the stock market and the strategic nature of its investment securities, Orange SA uses discounted cash flows to assess enterprise value. Cash flow projections are based on economic and regulatory assumptions, license renewal assumptions and forecast trading conditions drawn up by the Orange SA’s management, as follows:

- cash flows are taken from business plans covering a timeframe of three to five years;

- beyond that timeframe, cash flows are extrapolated by applying a perpetual growth rate specific to each business activity;

- the cash flows obtained are discounted using appropriate rates for the type of business.

Market value is the best estimate of the amount obtainable from the sale of an asset in an arm’s length transaction less costs to sell. This estimate is made on the basis of available market information, taking into account any specific circumstances.

Depending on the specific nature of each investment, other criteria such as market price, development and profitability prospects, equity capital and materiality (on a historical basis) may also be taken into account alone or in combination with the value in use, to determine current value.

Receivables related to investment securities

Receivables related to investment securities comprise medium- or long-term loan agreements with Group companies. They are recognized separately from current accounts with Group subsidiaries, which are used for the daily management of their cash surpluses and requirements. Impairment is recognized according to the risk of non-recovery.

Cash collateral

Orange SA has negotiated cash collateral agreements with its main bank counterparties, which fluctuate according to the valuation of off-balance sheet transactions with these counterparties. The amount of this collateral is strongly correlated to movements in foreign exchange rates.

Collateral paid is recorded in Financial assets and collateral received is recognized in Other current loans.

9.1.7 Inventories

Network maintenance equipment and equipment intended for sale to customers are measured at the lower of cost or likely realizable value. The cost corresponds to the purchase or production cost determined by the weighted average cost method.

9.1.8 Trade receivables

Due to its broad range of customers (consumers, large companies, small businesses and MVNOs), Orange SA does not consider itself to be exposed to a concentration of risk. Impairment is recognized according to the risk of non-recovery of the receivables. It is calculated either on an individual basis or on a statistical assessment of the risk according to customer segment.

Payment of accounts receivable from customers who purchase a mobile phone may be spread over time up to a maximum of 2 years.

Securitization

Business receivables may be sold to special purpose entities (SPEs) for securitization. The receivables sold are not recognized on the balance sheet. Where they are sold at a discount, being the difference between the nominal value of the receivable and the disposal price, this is recognized as a financial cost. In addition, any residual interests in securitized receivables in a variety of forms (subordinated units, reserve fund, etc.) are recorded as “Financial assets. Any impairment of these interests, determined according to the risk of non-recovery of the securitized receivables, is deducted from “Financial assets. Selling costs together with commissions and financial interest paid to holders of units in the SPEs are recognized in finance costs.

9.1.9 Marketable securities

Marketable securities are stated at cost. An impairment loss is recognized for each line of securities of the same nature equal to the difference between their carrying amount and the average stock market price during the previous month or, in the case of unlisted securities, their probable trading value. However, in line with CRC Rule no. 2008-15 of December 4, 2008, no impairment losses are recognized on marketable securities comprising shares purchased or held in respect of free share award plans: any loss arising from their removal from the balance sheet without a counterbalancing entry is accounted for by recognizing a provision (see Note 9.1.16 Other employee benefits).

9.1.10 Other equity

When, based on the terms of the contract or the economic conditions at the time of issuance, an interest bearing-financial instrument is not redeemable at the lender’s option or it is redeemable in equity instruments, it is recognized in Other equity.

9.1.11 Government grants

Orange SA may receive non-repayable government grants in the form of direct or indirect funding for capital projects, mainly provided by local and regional authorities. The grants are recognized as a liability and recycled to the income statement at the same rate and over the same period as the depreciation of the assets financed.

9.1.12 Bond Issuance costs

Bond issuance costs are recorded in operating expenses in the accounting period in which the bonds were issued. Issue premiums are recognized in finance costs over the term of the bond.

9.1.13 Derivatives

Orange SA manages the market risks related to changes in interest and exchange rates using financial instruments (derivatives), and particularly cross currency interest rate swaps, interest rate swaps, caps and floors, futures contracts in organized markets, forward currency contracts, currency swaps, and currency options. These instruments are used for hedging purposes only.

Gains and losses arising on these derivatives are recorded in the income statement on a symmetrical basis with the losses and gains on the hedged items:

- differences in interest receivable or payable on interest rate derivatives, and any premiums or discounts on these transactions are recorded in the income statement on a symmetrical basis over the term of the hedged item;

- gains and losses arising on currency derivatives used to cover balance sheet items are recorded as adjustments to the foreign exchange or loss of the hedged item; if the hedging instrument is unwound or matures before the hedged item, any associated gains or losses are retained on the balance sheet until the transaction is unwound, and are then reclassified as income;

- gains and losses arising on derivatives designated as hedges of identifiable firm commitments or identifiable future transactions are deferred and recognized in the valuation of the transaction when it is unwound.

Some transactions which comply with Orange SA’s hedging policy do not qualify for hedge accounting. These transactions are measured as follows:

- for transactions on organized markets, margin calls are recorded immediately in the income statement;

ORANGE / 2015 REGISTRATION DOCUMENT - 261

- for interest rate derivatives traded in over-the-counter markets, net unrealized losses calculated for the instrument on a case-by-case basis, are fully provisioned; unrealized gains are not recognized, in keeping with the principle of prudence; realized gains are recorded in the income statement when the transaction is unwound.

9.1.14 Provisions

A provision is recognized when, at the reporting date, Orange SA has a present obligation towards a third party arising from a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

The obligation may be legal, regulatory or contractual or it may represent a constructive obligation deriving from Orange SA’s actions where, by an established pattern of past practice, published policies have created a valid expectation on the part of other parties that Orange SA will discharge certain responsibilities.

The amount of the provision corresponds to the amount of resource outflow that will probably be required for Orange SA to settle the obligation.

Contingent liabilities are disclosed in the notes to the financial statements. They correspond to:

- probable obligations arising from past events that are not recognized because their existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the Company’s control; or

- present obligations arising from past events that are not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or because the amount of the obligation cannot be measured with sufficient reliability.

Litigations

In the ordinary course of business, Orange SA is involved in a number of legal and arbitration proceedings and administrative actions. The costs may result from these proceedings are only accrued when it is probable that a liability will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of provision recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk.

Dismantling and restoring sites

Orange SA is required to dismantle technical equipment and restore technical sites.

The provision is based on dismantling costs (on a per-unit basis for public phones, mobile antenna sites and mobile network electrical and electronic equipment, or per tonne for telephone poles and fixed-line electrical and electronic equipment) incurred by Orange SA to meet its environmental commitments and annual estimated asset dismantling and site restorations.

The provision is assessed on the basis of the identified costs for the current fiscal year, extrapolated for future years using the best estimate of the commitment settlement. It is discounted at a risk-free rate. This estimate is revised annually and adjusted where appropriate against the asset to which it relates.

9.1.15 Long-term employee benefit obligations

Employee benefits are offered through:

- defined contribution plans: contributions are expensed in the year in which the employee service is rendered; or

- defined benefit plans: the obligation is measured by the projected unit credit method in line with CNC recommendation no. 2003-R.01.

In accordance with this recommendation:

- the obligation is measured on the basis of demographic assumptions concerning staff turnover rates, mortality, etc., and financial assumptions concerning rates of future salary increases, inflation rate, etc.; the resulting obligation is then discounted;

- discount rates are determined on a plan by plan basis by reference to yields on top-rated corporate bonds; they have been calculated based on external indices commonly used as a reference, and after analysis by Orange SA of their relevance, particularly in terms of their composition (the quality of the issuers);

- actuarial gains and losses related to post-employment benefits are recognized in the income statement using the corridor method, i.e. gains or losses exceeding 10% of the higher of (i) the fair value of plan assets or (ii) the fair value of plan assets, are deferred over the remaining service lives of the employees concerned.

Orange SA’s defined benefit plans are not generally funded. Only one plan is funded and as its assets are listed securities, their fair value is equal to their market value on the reporting date. The expected long-term return on these plan assets has been determined on the basis of a plan-by-plan analysis taking account of the expected return on each type of asset in the portfolio. The expected return rate on each type of asset in the portfolio is estimated using an analysis of changes in the rate of inflation, long-term interest rates and the associated risk premium. These factors are combined and compared to the market to determine long-term return assumptions.

Employee benefits include post-employment benefits (essentially pension obligations), retirement bonuses and other long-term benefits.

Post-employment benefits

Pension plan for French civil servants

Civil servants employed by Orange SA are covered by the government-sponsored civil and military pension plan. Orange SA’s obligation under the plan is limited to the payment of annual contributions (law no. 96,660 dated July 26, 1996. Consequently, Orange SA has no obligation to fund future deficits of the pension plans covering its own civil servant employees or any other civil service plans.

The civil servant pension plan is a defined contribution plan.

Retirement bonuses and other similar benefits

The retirement bonuses paid by Orange SA to its employees, either as a lump sum or as an annuity, in an amount determined by their final salary and retirement age, can be considered as a defined benefit plan.

Other post-employment benefits

The benefits Orange SA offers retired employees, such as telephones and coverage of certain healthcare costs, can be considered as a defined benefit plan.

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Other long-term benefits

Other long-term benefits offered by Orange SA concern primarily long-term paid leave and the part-time for seniors plans.

Actuarial differences observed during the course of the year are immediately recognized in the income statement.

9.1.16 Other employee benefits

Stock option plans

In line with CRC rule no. 2008-15 of December 4, 2008, no expense is recognized in respect of stock option plans that do not lead to an outflow of resources for Orange SA.

9.1.17 Trade payables

Supplier payment terms are mutually agreed between the suppliers and Orange in accordance with the rules in force. At the end of 2014, some of the key suppliers and Orange SA agreed to extend the payment period accorded to the Company by up to 6 months for some invoices.

9.2 Use of estimates

In preparing Orange SA’s accounts, Management makes estimates, insofar as many elements included in the financial statements cannot be measured with precision. Management revises these estimates if the underlying circumstances evolve or in light of new information or more experience. Consequently, the estimates made at December 31, 2015 may subsequently be changed. The assumptions underlying the main estimates used concern provisions, tangible and intangible assets, and investment securities.

Note 10 Compensation paid to members of Orange SA’s Board of Directors and Executive Committee

The total gross amount of compensation (gross salaries, bonuses, benefits, directors’ fees, incentive bonuses, employee profit-sharing and employer’s contributions), excluding employer social security contributions, paid by Orange SA and companies it controls to persons who were members of Orange SA’s Board of Directors or Executive Committee at December 31, 2015, or during the fiscal year 2015, amounted to 9,912,659 euros, compared with 9,005,700 euros in 2014.

No termination benefits were paid in 2015.

The amount of these compensation items recognized in 2015 was 10,189,959 euros, versus 10,318,413 euros in 2014.

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4.7.2 Other information on the financial statements

The financial information appearing in Section 4.7.2 supplements the information contained in the annual financial statements and forms an integral part of the Board of Directors’ Report.

Comments on the change in revenues are to be read in conjunction with the analysis of revenues detailed in Section 4.7.1 Financial Statements and Notes of the Financial Statements, Note 2.1.

4.7.2.1   Comments on change in revenues

Orange SA’s revenues amounted to 23.6 billion euros in 2015 compared with 23.7 billion euros in 2014, i.e. a year-over-year decline of 0.3%. Notwithstanding the effect of certain lower prices mandated by the regulatory authority, the decrease amounted to -0.1% with regard to the previous year.

Mobile services

Mobile services revenues decreased by 1.1%. This impact of lower prices on previous years due to the revision of offers was strongly reduced to 2015, whereas customers’ base of the offers with fixed prices (except Machine to Machine) progresses of 3,3% over one year on December 31st, 2015.

Mobile equipment sales

The 29.3% rise in sales of mobile equipment was mainly due to the development of payments spread over time and handset sales.

Fixed-line services

Subscriber fixed telephone lines

Revenues from fixed telephone lines continued on their secular downtrend, with a 10.0% fall, owing to the development of broadband access without telephone line subscriptions (via total unbundling of telephone lines, bare ADSL and optical fiber) and the growth in Voice-over-IP services.

Broadband services

Revenues from broadband services moved up 2.3% year-over-year pulled by the number of broadband accesses (mainly ADSL and optical fiber) which advanced by 3.7% year-over-year.

Carrier services

Revenues from carrier services rose by 1.8%. The growth of revenues from international carrier services, the unbundling of telephone lines and the optical fiber, is partially offset by the fall in revenues from wholesale services and ADSL access.

Data transfer

Data transfer revenues moved up 1.2%. Strong growth in very high speed broadband services was in large part offset by the fall in conventional data transfer services and some enterprise services.

Other revenues

Other revenues decreased by 1.1%. The backward movement of revenues from sales and leasing of fixed equipment, public phones and information services was partly compensated by the increase from sales of mobile accessories and Internet advertising.

Operating indicators

Total at December 31	2015 actual	2014 actual
(Quantitative data in thousands)
Mobile services (1)
Number of mobile phone customers	28,424	27,087
Number of subscribers	24,141	21,961
Number of prepaid customers	4,283	5,126
Mobile ARPU (2)	23	23
Fixed-line services
Total number of fixed lines managed by Orange SA	33,278	33,625
Number of Consumer telephone lines	16,250	16,577
Number of Carrier telephone lines	13,978	13,771
Number of fully unbundled lines	11,730	11,556
Number of Enterprise telephone lines	2,961	3,161
Number of fixed broadband customers	10,734	10,354
Number of VoIP customers	9,629	9,097
Number of IPTV and satellite TV customers	6,423	6,051
Enterprise services
Number of IP-VPN accesses	294	294

(1) The operating indicators for mobile services appearing in the table above are those published by the Group, for its France operating segment, which also includes the subsidiaries that operate in the French Overseas Departments (mainly Reunion and the Caribbean).

(2) Mobile ARPU is expressed as monthly revenue per customer (see Financial Glossary in the appendices).

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4.7.2.2   Add-back of operating expenses and extravagant expenses

No operating expenses within the meaning of Article 223 quinquies of the French General Tax Code were added back during the financial year 2015. Non-deductible vehicle leases, which were included under extravagant expenses on tax return form 2058-A, were added back.

4.7.2.3   Equity investments

Orange SA acquired 100% of Jazztel Plc shares, owner of Jazztel Telecom S.A.U, a Spanish telecommunications operator,in cash at the conclusion of a voluntary tender offer against a total payment of 3,398 million euros. Orange SA immediately transferred these shares to Atlas Services Belgium for the same amount.

Orange SA subscribed to the capital increase of Orange Participations, its wholly-owned subsidiary, for an amount of 2,622 million euros in cash.

4.7.2.4   Trade payables

The breakdown by maturity date of the trade payable balance at fiscal year-end is shown below.

(in millions of euros)	December 31, 2015	December 31, 2014
Not past due (1)	5,558	4,392
Due for a maximum of two months	36	86
Due for more than two months	87	39
Trade payables	5,681	4,517

(1) The not past due trade payables change between 2014 and 2015 is mainly explained by:

      - the acquisition of two 700 MHz spectrum blocks, including frequency spectrum re-farming fees, for 955 million euro,.

      - the improvement of the working capital, including fixed assets acquisitions for 300 million euro, due to the fact that, since the end of 2014, some of the key suppliers and Orange SA agreed to extend the payment period accorded to the Company by up to 6 months for some invoices.

4.7.2.5   Five-year summary of results

Description	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2012	December 31, 2011
Share capital
Share capital (in euros)	10,595,541,532	10,595,541,532	10,595,541,532	10,595,541,532	10,595,541,532
Number of ordinary shares outstanding	2,648,885,383	2,648,885,383	2,648,885,383	2,648,885,383	2,648,885,383
Operations and earnings for the period (in millions of euros) - sign convention: income/(expense)
Revenues before sales tax	23,603	23,673	24,550	20,857	21,423
Income before income tax, employee profit-sharing, depreciation, amortization and provisions	5,836	(4,301)	3,532	5,527	6,941
Income tax	(169)	(136)	(316)	753	656
Employee profit-sharing	(160)	(155)	(136)	(134)	(164)
Income after income tax, employee profit-sharing, depreciation, amortization and provisions	4,506	1,742	1,514	(1,283)	3,714
Net income distributed	(1)	1,588	2,105	2,054	3,690
Earnings per share (in euros)
Income after income tax and employee profit-sharing, but before depreciation, amortization and provisions	2.08	(1.73)	1.16	2.32	2.81
Income after income tax, employee profit-sharing, depreciation, amortization and provisions	1.70	0.66	0.57	(0.48)	1.40
Dividend per share	(1)	0.60	0.80	0.78	1.40
Employees (in millions of euros, except employee numbers)
Average number of employees for the period (full-time equivalents)	80,741	85,165	88,958	88,996	89,940
Total payroll costs for the period	4,277	4,183	4,222	4,110	4,087
Amount paid in respect of employee benefits (social security, social welfare, etc.) (2)	2,268	2,306	2,366	2,344	2,268

(1) Subject to approval by the Annual General Meeting of Shareholders of June 7, 2016.

(2) Includes incentive bonuses (the amount of the payroll used to calculate incentive bonuses paid by Orange SA is 4,269 million euros for the year ended December 31, 2015).

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4.8  Statutory Auditors’ Report on the financial statements

This is a free translation into English of the Statutory Auditors’ Report on the financial statements issued in French and it is provided solely for the convenience of English-speaking users. The Statutory Auditors’ Report includes information specifically required by French law in such reports, whether modified or not. This information is presented below the audit opinion on the financial statements and includes an explanatory paragraph discussing the auditors’ assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the financial statements taken as a whole and not to provide separate assurance on individual account balances, transactions or disclosures. This report also includes information relating to the specific verification of information given in the Management Report and in the documents addressed to the shareholders. This report should be read in conjunction with and construed in accordance with French law and professional auditing standards applicable in France.

Year ended December 31, 2015

To the Shareholders,

In compliance with the assignment entrusted to us by your annual general meeting, we hereby report to you, for the year ended December 31, 2015, on:

- the audit of the accompanying financial statements of Orange S.A.;

- the justification of our assessments;

- the specific verifications and information required by law.

These financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

I. Opinion on the financial statements

We conducted our audit in accordance with professional standards applicable in France; those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures, using sampling methods or other methods of selection, to obtain audit evidence about the amounts and disclosures in the financial statements. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made, as well as the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the financial statements give a true and fair view of the assets and liabilities and of the financial position of the company as at December 31, 2015 and of the results of its operations for the year then ended in accordance with French accounting principles.

II. Justification of our assessments

In accordance with the requirements of Article L. 823-9 of the French Commercial Code (Code de commerce) relating to the justification of our assessments, we bring to your attention the following matters:

As described in note 9.2 to the financial statements, Orange S.A.’s management makes assumptions and estimates that may affect several items recorded in the financial statements This note also states that the estimates made as at December 31, 2015 may be significantly altered in case of a change in the circumstances under which they were determined, or because of newly available information or additional experience. In the context of our audit of the financial statements, we considered that, among the accounts that are subject to significant accounting estimates for which our assessments may be explained, are those relating to financial assets, intangible assets and provisions related to litigations.

We have notably:

- with respect to the above-mentioned assets, assessed the data and the assumptions on which the management’s estimates are based, and more specifically cash flow projections prepared by the company’s operational management. We have reviewed the calculations made by Orange S.A. and the sensitivity of the main values in use, compared accounting estimates made for prior periods with actual results, and reviewed the management approval procedures for these estimates. We also assessed the appropriateness of the information disclosed in notes 3.1, 3.2, 9.1.5 and 9.1.6 to the financial statements;

- with respect to litigations, assessed the basis upon which Orange S.A.’s positions are based, including review of estimates for provisions accounted for. We also reviewed the disclosures relating to risks and litigations in the notes 4.3, 6 and 9.1.14 to the financial statements and examined management’s approval procedures for such estimates.

These assessments were made as part of our audit of the financial statements taken as a whole, and therefore contributed to the opinion we formed which is expressed in the first part of this report.

III. Specific verifications and information

We have also performed, in accordance with professional standards applicable in France, the specific verifications required by French law.

We have no matters to report as to the fair presentation and the consistency with the financial statements of the information given in the Management Report of the Board of Directors, and in the documents addressed to the shareholders with respect to the financial position and the financial statements.

Concerning the information given in accordance with the requirements of Article L. 225-102-1 of the French Commercial Code (Code de commerce) relating to remunerations and benefits received by the directors and any other commitments made in their favour, we have verified its consistency with the financial statements, or with the underlying information used to prepare these financial statements and, where applicable, with the information obtained by your company from companies controlling your company or controlled by it.

Based on this work, we attest the accuracy and fair presentation of this information. In accordance with French law, we have verified that the required information concerning the purchase of investments and controlling interests and the identity of the shareholders or holders of the voting rights has been properly disclosed in the Management Report.

Paris la Défense, February 16th, 2016
The Statutory auditors

French original signed by

               Ernst & Young Audit                                          KPMG SA

               Charles-Emmanuel Chosson                                          Marie Guillemot

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5. Governance and CSR

5.1	Composition of management and supervisory bodies	268
5.1.1	Board of Directors	268
5.1.2	Corporate Officers	270
5.1.3	Executive Committee	271
5.1.4	Information on directors, officers and senior management	273
5.2	Corporate Governance	278
5.2.1	Reference to a Code of Corporate Governance	278
5.2.2	Operation of the Board of Directors	278
5.2.3	Operation of the General Management	284
5.3	Compensation and benefits paid to Directors, Officers and Senior Management	286
5.3.1	Compensation of Directors and Officers	286
5.3.2	Compensation of members of the Executive Committee	291
5.4	Risk management	292
5.4.1	Audit, Control and Risk Management	292
5.4.2	Specific internal control procedures pertaining to the preparation and processing of accounting and financial information	294
5.4.3	Summary of work on internal controls implemented under Section 404 of the Sarbanes-Oxley Act	296
5.4.4	Compliance	296
5.4.5	Security	297
5.4.6	Insurance	297
5.5	Statutory Auditors’ Report, prepared in accordance with Article L. 225-235 of the French Commercial Code (Code de commerce), on the report prepared by the Chairman of the Orange Board of Directors	298
5.6	Corporate social and environmental responsibility	299
	Ethics: an integral part of the Group’s governance	299
5.6.1	Social (employment) information	300
5.6.2	Environmental information	314
5.6.3	Social commitments	321
5.6.4	Assurance Report by one of the Statutory Auditors appointed Independent Third Party, on the consolidated labour, environmental and social information presented in the Management Report	326
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5.1  Composition of management and supervisory bodies

5.1.1    Board of Directors

As of March 23, 2016, the date on which the Board of Directors approved the Chairman’s Report on Corporate Governance and internal control, the Board comprised 15 members: the Chairman, seven independent directors, three directors representing the public sector, three directors elected by the employees and one director representing employee shareholders.

Chairman and Chief Executive Officer

	Date first appointed	Term ending
Stéphane Richard	June 9, 2010 (1)	Following the 2018 Shareholders’ Meeting

(1) Term of office renewed at the Shareholders’ Meeting of May 27, 2014.

Stéphane Richard, born in 1961, has been Chairman and Chief Executive Officer of Orange since March 1, 2011. He joined the Orange group in September 2009 and has successively occupied the positions of Deputy CEO in charge of French Operations, CEO Delegate, and CEO. Between 1992 and 2003, Stéphane Richard was successively deputy to the CFO of Compagnie Générale des Eaux, Chief Executive Officer of Compagnie Immobilière Phénix, and Chairman of CGIS (Compagnie Générale d’Immobilier et de Services), now Nexity. From 2003 to 2007, he was Deputy CEO of Veolia Environnement and CEO of Veolia Transport, as well as being a director of Orange. From 2007 to 2009, Stéphane Richard was Chief of Staff to the French Minister for the Economy, Industry, and Employment. He is a graduate of École des hautes études commerciales (HEC) and École nationale d’administration (ENA). He is a French national.

Independent directors

		Date first appointed	Term ending
Bernard Dufau	Chairman of the Audit Committee	February 25, 2003 (1)	Following the 2019 Shareholders’ Meeting
José-Luis Durán	Member of the Audit Committee	February 5, 2008 (2)	Following the 2016 Shareholders’ Meeting
Charles-Henri Filippi	Member of the CSER Committee	February 5, 2008 (2)	Following the 2016 Shareholders’ Meeting
Claudie Haigneré	Member of the Innovation and Technology Committee	May 21, 2007 (2)	Following the 2016 Shareholders’ Meeting
Helle Kristoffersen	Chairman of the Innovation and Technology Committee	June 7, 2011 (3)	Following the 2019 Shareholders’ Meeting
Mouna Sepehri	Chairman of the CSER Committee	October 22, 2014 (4)	Following the 2019 Shareholders’ Meeting
Jean-Michel Severino	Member of the Audit Committee	June 7, 2011 (3)	Following the 2019 Shareholders’ Meeting

(1) Term of office renewed at the Shareholders’ Meetings of April 22, 2005, June 7, 2011 and May 27, 2015.

(2) Term of office renewed at the Shareholders’ Meeting of June 5, 2012.

(3) Term of office renewed at the Shareholders’ Meeting of May 27, 2015.

(4) Co-opted by the Board of Directors on October 22, 2014 to replace Muriel Pénicaud. Term of office renewed at the Shareholders’ Meeting of May 27, 2015.

Bernard Dufau, born in 1941, joined IBM France as an engineer in 1966, then, until 1981, worked in various marketing and sales management positions in Paris and around France. After working as a consultant for IBM Corporation in the United States from 1981 to 1983, then as Sales Director (1983-1988) and Chief Operating Officer (1988-1993) of IBM France, in 1994 he became General Manager in charge of Retail for IBM Europe. From January 1, 1995 to April 1, 2001, Bernard Dufau was Chairman and Chief Executive Officer of IBM France. From July 2001 to December 2005, he worked as a corporate strategy consultant. A graduate of the École supérieure d’électricité (“Supelec”), Bernard Dufau was formerly Chairman of the Amicale des ingénieurs Supelec (engineers’ alumni association). Bernard Dufau is a French national.

José-Luis Durán, born in 1964, began his career in 1987 at Arthur Andersen, after studying economics. He joined Pryca (a subsidiary of Carrefour) in 1991, where he held successive positions as controller (1991-1994), controller for Southern Europe (1994-1996), then controller for North & South America until 1997. After his term as Chief Financial Officer of Pryca, he became Chief Financial Officer of Carrefour Spain in 1999. In April 2001, he was appointed General Manager for Finance, Management, Organization and Systems with Carrefour, joining the Group’s Executive Committee. José-Luis Durán was Chief Executive Officer of the Carrefour group and Chairman of the Management Board from 2005 to 2008, then Chief Executive Officer of Devanlay and Chairman of Lacoste Holding from July 2009 to January 2015. He is a Spanish national.

Charles-Henri Filippi, born in 1952, has been Chairman of Citigroup France since January 1, 2011. He joined Crédit Commercial de France (CCF) in 1987 after several years in French government service and in ministerial offices. He became Chief Executive Officer of CCF France in 1998, and was then appointed to the Senior Management of HSBC in 2001, in charge of the group’s Corporate and Institutional Banking Business. He became Chairman and Chief Executive Officer of HSBC France in March 2004, then Non-Executive Chairman from August 2007 to December 31, 2008. He was also Senior Advisor at CVC Capital Partners France until December 31, 2010 and a Partner at Weinberg Capital Partners until December 31, 2011. He is also founder of asset management companies Octagones and Alfina and was their Chairman from 2008-2012. Charles-Henri Filippi is a French national.

Claudie Haigneré, born in 1957, is, since April 1, 2015 Advisor to the Director General of ESA (European Space Agency) A doctor by training, she is a rheumatologist and specialist in aeronautical medicine. She holds a doctorate in sciences and was an astronaut with the French space agency CNES, then with the ESA, flying a space mission to the MIR space station in 1996 and a second mission to the International Space Station (ISS) in 2001. She was appointed Minister for European Affairs from March 2004 to May 2005, after having been Minister for Research and New Technologies from June 2002 to March 2004. From 2005 to 2009, she was an advisor to the ESA (European Space Agency) Director General on European space policy, and the Chair of Universcience (a public institution

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created by the partnership between the Palais de la découverte and the Cité des Sciences et de l’Industrie) since February 2010. Claudie Haigneré also supports several health associations: Maisons de Parents (accommodation for parents of hospitalized children), Alliance des Maladies Rares (Rare Illness Alliance) with Fondation Groupama and Kourir Association for children suffering from juvenile rheumatoid arthritis. She is also a sponsor of the Courtin-Arthritis foundation. Claudie Haigneré is also a Director of Fondation C-Génial, the Académie des Technologies, Fondation de France, L’Oréal’s corporate foundation, ENS Paris and PRES Hesam. She is a member of the Académie des Technologies, the Académie des Sports and of the Académie des Sciences et Technologies (Belgium) and of the International Academy of Astronautics (IAA). In 2006, she was awarded the Louise Weiss Prize for her European activities. Furthermore she is a sponsor of the Cité de l’Espace in Toulouse, the Institut de myologie of Pitié-Salpétrière hospital set up by the Association Française contre les Myopathies (AFM), and of many schools and student graduate classes. Claudie Haigneré holds honorary doctorates of the École polytechnique of Lausanne, Mons University and Beihang University. She is a Grand Officer of the French Legion of Honor. She is a French national.

Helle Kristoffersen, born in 1964, was appointed Director of Strategy and Economic Intelligence of the Total group in January 2012, having been Deputy Director from January to December 2011. From 1994 onwards, she mainly worked for the Alcatel group, now Alcatel Lucent. From 1994 onwards, she mainly worked for the Alcatel group (now Alcatel Lucent). After holding a number of positions within this group, she was Vice-President, Group Strategy between 2005 and 2008, and Senior Vice-President, Vertical Markets, between January 2009 and December 2010. Helle Kristoffersen is a graduate of the École normale supérieure and École nationale de la statistique et de l’administration économique (ENSAE). She is a Knight of the French Legion of Honor. Born in Denmark, Helle Kristoffersen is a French national.

Mouna Sepehri, born in 1963, has been member of the Executive Committee of Group Renault since April 2011. She is Senior Vice-President of Renault and oversees the General Management functions including: Legal, Public Affairs, Communications, Corporate Social Responsibility, Real Estate and General Services, Protection and Risk Prevention department, Cross Functional Teams, G&A Economic Efficiency Program Management. She began her career as a lawyer in Paris before moving to New York where she specialized in mergers and takeovers as well as in international business law. She joined Renault in 1996 as Deputy General Counsel and participated in all the main international development projects of the Group. In 2007, she joined the Office of the CEO and was put in charge of the management of the cross functional teams. Mouna Sepehri holds a degree in Law. She is a Knight of the French Legion of Honor. Born in Iran, she is a French and an Iranian national.

Jean-Michel Severino, born in 1957, is Director of Investisseur et Partenaire, an asset management company specializing in investment in SMEs in sub-Saharan Africa. He is also a member of the Académie des Technologies. Until April 2010, he was CEO of the French International Development Agency (AFD), and was previously Vice-President of the World Bank for Asia. He is Inspector General at the French Finance Ministry, and a graduate of École nationale d’administration (ENA). He is a French national.

Directors representing the public sector

		Date first appointed	Expiration date of the term of office
Bpifrance Participations (1) represented by Jean-Yves Gilet	Member of the Innovation and Technology Committee	May 28, 2013	Following the 2017 Shareholders’ Meeting
Anne Lange (2)	Member of the CSER Committee	May 27, 2015	Following the 2019 Shareholders’ Meeting
Lucie Muniesa (3)	Member of the Audit Committee	February 4, 2016	February 3, 2020

(1) Public financing and investment group for companies, resulting from the merger of OSEO, CDC Entreprises, FSI and FSI Régions, appointed by the Shareholders’ Meeting.

(2) Appointed by the Shareholders’ Meeting on the basis of a proposal by the French government and the Board of Directors.

(3) Appointed by government decree.

Lucie Muniesa, born in 1975, has been Deputy Chief Executive Officer of the French government Shareholding Agency (APE) since February 4, 2016. After attending the École nationale de la statistique et de l’administration économique (ENSAE), Lucie Muniesa began her career at the French National Institute of Statistics and Economic Studies (INSEE) before being appointed deputy to the Head of the Merger and State Aids office at the French Directorate General for Competition Policy, Consumer Affairs and Fraud Control in 2002. She joined the APE in 2004 as deputy to the Heads of the “Energy, Chemistry and other holdings” and “La Poste - France Telecom” offices, before being appointed General Secretary of the APE in 2007. In 2010, Lucie Muniesa joined Radio France, initially as Financial Director and later Deputy Director General in charge of finance, purchasing, legal and development of own resources. In 2014, she became Director and Deputy General Secretary of the French Ministry of Culture and Communication. She is a French national.

Anne Lange, born in 1968, is currently CEO of Mentis, a company she co-founded. Mentis is a software start-up in the field of Internet of Things, which advises major groups on mobility and management solutions for the urban space. Anne Lange began her career in 1994 working in the Prime Minister’s office where she headed the government department for the media industry. In 1998, she joined Thomson as head of strategic planning, then in 2000 the Europe e-business department. In April 2003, Anne Lange was appointed as General Secretary for the Internet rights forum, an agency of the Prime Minister’s office. From 2004 to 2014, she successively worked as Director for Europe public sector, managing director of global public sector & media operations (based in the US) and managing director for innovation in the public sector for Internet Business Solutions Group Cisco. Anne Lange is a graduate of the Institut d’études politiques of Paris and the École nationale d’administration (ENA). She is a French national.

Helle Kristoffersen, born in 1956, a permanent representative of Bpifrance Participations, has been Senior Executive Vice-President of Bpifrance Investissements since July 2013. From September 2010 to July 2013, he was Director General of Fonds Stratégique d’Investissement (FSI) and a member of the Management Board of Caisse des Dépôts Group. During his career, he has been Deputy Director of the Inter-Departmental Industry Directorate for France’s Picardy Region at the Ministry of Industry (1981-1984), Head of the Industrial Operations Section and of the Industry Financing Office in the Directorate General for Industry (1984-1986), Chief of Staff to the Director General for Industry (1986-1987), Head of the Datar industrial team (1987-1988) and Chief of Staff to the Minister for Regional Development and Transformation (1988-1990). In 1990, he joined the Usinor group as Chief Strategy and Planning Officer, then Head of Strategy, Planning and International Affairs (1990-1993), before holding various executive positions in Usinor’s Stainless Steel division (1995-2002), in particular in Brazil from 1998 to 2001. In 2002, Jean-Yves Gilet was appointed Chief Executive Officer of Arcelor in charge of the Stainless Steel sector and in 2006 became Executive Vice-President with responsibility for the stainless steel business worldwide at ArcelorMittal. A graduate of the École polytechnique and a Corps des Mines engineer, Jean-Yves Gilet is a Knight of the French Legion of Honor and a Knight of the French Order of Merit. He is a French national.

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Directors elected by the employees

		Date first appointed	Term ending
Daniel Bertho	Member of the Innovation and Technology Committee	October 22, 2013	December 2, 2017
Ghislaine Coinaud	Member of the Audit Committee	December 3, 2009 (1)	December 2, 2017
Daniel Guillot	Member of the CSER Member of the CSERCommittee	December 3, 2009 (2)	December 2, 2017

(1) Reelected on October 22, 2013.

(2) Reelected on November 15, 2013.

Daniel Bertho, born in 1956, is a project manager in a Response Unit in Val d’Oise. He was a member of the European Works Council from 2004 to 2011. He has been a representative of the SUD trade union federation on the Supervisory Boards of the Dynamis Solidaire and Evolutis funds. Daniel Bertho joined Orange in 1984 as a designer. He is a French national.

Ghislaine Coinaud, born in 1956, works for the Support Department. She joined Orange in 1977 as a facilities operating agent at the main operating center in La Courneuve. From 1995 to 2005, Ghislaine Coinaud was a member of the Conseil Supérieur de la Fonction Publique. Until December 2009, she was deputy central labor delegate for the CGT labor union. She was previously a member of that union’s federal management Board. Ghislaine Coinaud is a French national.

Daniel Guillot, born in 1956, is Director of Relations with the Ain department local authority, at the Lyon Regional Division. He joined Orange in 1977 as telecommunications and postal controller. In 1986, Daniel Guillot became an Attaché at the Ministry of Telecommunications, Postal Services and Space, before becoming Chief Inspector in 1993. He held labor union responsibilities at the CFDT Culture Consulting Communication Federation since its foundation in 2005 as head of management staff and international affairs and finally, since 2007, as central labor representative in charge of the Orange group. Until 2009, Daniel Guillot had a seat on the worldwide union UNI Télécom’s global Committee and chaired the European Telecommunications Social Dialogue Committee jointly with the employer representative. Daniel Guillot is IFA certified. He is a French national.

Director appointed by the Shareholders’ Meeting and representing employee shareholders

		On-Duty Date	Term ending
Jean-Luc Burgain	Member of the Audit Committee	July 25, 2012 (1)	Following the 2018 Shareholders’ Meeting

(1) Term of office renewed at the Shareholders’ Meeting of May 27, 2014.

Jean-Luc Burgain, born in 1955, is an executive manager assigned to the Labor Relations Department. He joined Orange in 1974 as an operating agent before being promoted in-house to an executive position and becoming a senior executive in 1992. He has held various responsibilities in the Lorraine region in customer-facing agencies and regional departments, in particular internal communication, public relations and relations with local authorities. Since 2005, he has been a special project manager with the FO COM federation on incentives and compensation. He sits on the Supervisory Boards of most of the Group’s savings plan employee investment funds (FCPE) and collective retirement plans and is also Director of the Association of employee shareholders of the Orange group (AASGO). An auditor for the French Institute of Higher National Defense Studies (IHEDN), Jean-Luc Burgain also holds national positions of responsibility in civil security. He is an Officer of the French Order of Merit and has a gold medal for voluntary services to national defense and a medal of honor for services to local authorities. He is a French national.

A representative of the Orange Central Works Council attends meetings of the Board of Directors.

Changes in the composition of the Board of Directors

At the Shareholders’ Meeting of May 27, 2015, Mouna Sepheri’s co-option was ratified and her term of office was renewed, as were those of Bernard Dufau, Helle Kristoffersen and Jean-Michel Severino, for a term of four years, expiring at the close of the Shareholders’ Meeting to approve the financial statements for the fiscal year ending December 31, 2018.

In accordance with the Government Order of August 20, 2014, the Shareholders’ Meeting of May 27, 2015 also appointed Anne Lang as Director of Orange, on the basis of a proposal by the French government and the Board of Directors. The term of office of Henri Serres ended at the close of this Shareholders’ Meeting.

On February 4, 2016, Lucie Muniesa was appointed by government decree representative of the French government on Orange’s Board of Directors, replacing Antoine Saintoyant.

5.1.2    Corporate Officers

Chairman and Chief Executive Officer

On February 23, 2011, Stéphane Richard was appointed by the Board of Directors as Chairman and Chief Executive Officer with effect from March 1, 2011. His term of office as director was renewed during the Shareholders’ Meeting of May 27, 2014 and on the same date, he was reappointed as Chairman and Chief Executive Officer by the Board of Directors.

The biography of Stéphane Richard can be found in Section 5.1.1 Board of Directors.

Chief Executive Officer Delegates

On October 22, 2014, the Board of Directors renewed the term of Gervais Pellissier as CEO Delegate for the same period as the term of the Chairman and Chief Executive Officer. Gervais Pellissier retained his responsibilities as Senior Executive Vice-President in charge of the Europe region.

On December 2, 2015, the Board of Directors appointed Ramon Fernandez and Pierre Louette as Chief Executive Officer Delegates starting on January 1, 2016, for a duration equal to the term of the

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Chairman and Chief Executive Officer. Ramon Fernandez and Pierre Louette retained their respective responsibilities as the Group’s Chief Financial and Strategy Officer and General Secretariat in charge of Orange Wholesale France and Purchases.

Ramon Fernandez, born in 1967, has been Chief Executive Officer Delegate of Orange since January 1, 2016. He is also the Group’s Chief Financial and Strategy Officer. He joined the Orange group on September 1, 2014, as Deputy Chief Executive Officer in charge of Finance and Strategy. Ramon Fernandez began his career at the French Treasury before joining the International Monetary Fund in Washington from 1997 to 1999. He then returned to the French Treasury and held a number of senior management positions: Head of the Energy, Telecommunications and Raw Materials Department until 2001; Head of the Savings and Financial Markets Department from 2001 to 2002; Deputy Director of International Financial Affairs and Development, and vice-chairman of the Club de Paris between 2003 and 2007. He was also Special Advisor to the Minister of the Economy, Finance and Industry (2002-2003) and to the President of the French Republic (2007-2008). In 2008, he was appointed Chief of Staff to the Minister of Labor, Social Relations, Family and Solidarity (2008-2009). Since March 2009, he was the Director General of the French Treasury, Chairman of the France Trésor Agency and Chairman of the Club de Paris. As the Alternate Governor of the World Bank for France and Governor of the African Development Bank before joining Orange, he represented the French government at the Board of Directors of GDF Suez and CNP Assurances as well as at the Supervisory Board of the Caisse des dépôts. Ramon Fernandez is a Knight of the French Legion of Honor. He is a graduate of the Institut d’études politiques and of the École nationale d’administration (ENA). He is a French national.

Pierre Louette, born in 1962, has been Chief Executive Officer Delegate of Orange since January 1, 2016. He is also in charge of the General Secretariat of the Group, of Orange Wholesale France, Group Purchases, the Chrysalid operational efficiency program, Orange Silicon Valley and Orange Digital Ventures. He is also member of the Board of Directors of the Réunion des Musées Nationaux and the Fédération Française des Télécoms, of which he was Chairman from March 2012 to May 2015. Technical Advisor on Communication, Youth and Sport in the Prime Minister’s office between 1993 and 1995, Pierre Louette contributed to the development of new communications networks with the Information Highways program. He then became General Secretary and Communications Director for France Télévisions, and was involved in developing the Internet in France since 1996, as Head of Connectworld within the Havas Group. He continued his career as Director of Europatweb, an investment fund launched by Bernard Arnault. CEO of Agence France-Presse from 2003 to 2005, he was elected Chairman and Chief Executive Officer in 2005 and held the position until 2010. During the period he turned the Agency’s results around, developed its online activities and launched it into international video production. Pierre Louette holds a degree in law and is a graduate of the Institut d’études politiques of Paris and the École nationale d’administration (ENA). He is Master Counsel to the Court of Auditors, a Knight of the French Legion of Honor and an Officer of the French Order of Merit. He is a French national.

Gervais Pellissier, born in 1959, has been Chief Executive Officer Delegate of Orange since November 1, 2011. Since September 1, 2014, he has been in charge of Operations in Europe (excl. France). He joined the Orange group in October 2005 to supervise the integration of its business units in Spain and advise on geographical integration within the Group. In January 2006, he was appointed as a member of the Group’s General Management Committee, in charge of Finance and Operations in Spain, and in March 2009, he became Deputy CEO of Orange, with responsibility for Finance and Information Systems. After the Group’s Executive Committee was formed in early April 2010, Gervais Pellissier continued in his role as Deputy CEO of Orange, with responsibility for Finance and Information Systems. He has been in charge of Operations in Europe since September 1, 2014. Gervais Pellissier joined Bull in 1983, and held a range of responsibilities in the areas of Finance and Controlling, in France, Africa, South America, and Eastern Europe. In 1994 he was appointed Finance Director of the Services and Systems Integration Division, then of the Outsourcing Division, then Director of Controlling, and in 1998, Chief Financial Officer. Between April 2004 and February 2005, Gervais Pellissier was Deputy Chairman of the Board of Directors and Chief Executive Officer Delegate of Bull. Between February 2005 and mid-2008, he was Vice-Chairman of the Board of Directors of Bull. Since June 2015, he is member of the Supervisory Board and member of the Audit Committee of Wendel. Gervais Pellissier is a graduate of École des hautes études commerciales (HEC), Berkeley, and the University of Cologne. He is a Knight of the French Legion of Honor and an Officer of the French Order of Merit. He is a French national.

5.1.3    Executive Committee

The Group’s organization changed on March 1, 2016, in line with the Essentials2020 strategic plan, in order to support Orange during its transformation:

Marc Rennard was named Deputy Chief Executive Officer in charge of Customer Experience and Mobile Financial Services;

Bruno Mettling was named Deputy Chief Executive Officer in charge of Africa and the Middle East (MEA); Jean-Marc Vignolles, Head of Orange Espagne since 2007, provides his support as the Chief Operations Officer (COO) of the MEA region;

Laurent Paillassot has been appointed Chief Executive Officer of Orange Espagne;

Jérôme Barré has been appointed Senior Executive Vice-President in charge of Human Resources;

Thierry Bonhomme, who is in charge of Orange Business Services (OBS), was also appointed Deputy Chief Executive Officer.

On August 22, 2015, Fabienne Dulac had joined the Group’s Executive Committee as the Senior Executive Vice-President in charge of Orange France, replacing Delphine Ernotte.

As of the date of this document, the Executive Committee is composed of 12 members, around Stéphane Richard, including three Chief Executive Officer Delegates: Ramon Fernandez, Pierre Louette and Gervais Pellissier; and three Deputy Chief Executive Officers: Thierry Bonhomme, Bruno Mettling and Marc Rennard.

Christine Albanel	Senior Executive Vice-President, Social Responsibility, Diversity, Partnerships and Inclusiveness
Jérôme Barré	Senior Executive Vice-President, Human Resources
Thierry Bonhomme	Deputy Chief Executive Officer, Orange Business Services
Fabienne Dulac	Senior Executive Vice-President, Orange France
Ramon Fernandez	Chief Executive Officer Delegate, Finance and Strategy
Mari-Noëlle Jégo-Laveissière	Senior Executive Vice-President, Innovation, Marketing and Technology
Pierre Louette	Chief Executive Officer Delegate, General Secretariat of the Group, Orange Wholesale France and Purchases.
Béatrice Mandine	Senior Executive Vice-President, Communication and Branding
Bruno Mettling	Deputy Chief Executive Officer, Africa and the Middle East (MEA)
Gervais Pellissier	Chief Executive Officer Delegate, Europe (excl. France)
Marc Rennard	Deputy Chief Executive Officer, Customer Experience and Mobile Financial Services
ORANGE / 2015 REGISTRATION DOCUMENT - 271

The biographies of Stéphane Richard, Ramon Fernandez, Pierre Louette and Gervais Pellissier can be found in Sections 5.1.1 Board of Directors and 5.1.2 Corporate Officers.

Christine Albanel, born in 1955, is Senior Executive Vice-President in charge of Corporate Social Responsibility, Events, Partnerships and Inclusiveness. She is also Deputy Chair of the Orange Foundation and Chair of Orange Studio. Christine Albanel was Advisor to the French President on Education and Culture, Chair of the Etablissement Public de Versailles from 2003 to 2007, and was appointed Minister of Culture and Education from 2007 to 2009. Speechwriter for Jacques Chirac for many years, including authoring the famous Vel d’Hiv’ speech, Christine Albanel is a member of the French Council of State. She has a degree in modern literature.

Jérôme Barré, born in 1962, is Senior Executive Vice-President in charge of Human Resources since March 1, 2016. He joined the Orange Group in 1985, where he worked on the quality and development of the network in Ile-de-France and then in Brittany. In 1991 he was named French National Director of Local Authorities. From 1996 to 2010, Jérôme Barré alternated between his national responsibilities and his operational management tasks. From 1996 to 2000, he joined the Consumer Services department as Director of Service and Quality for the Professional Customer Division, and then as Director of Customer Service at the Retail and Customer Service Division. From 2000 to 2006, he worked as the Regional Director in Burgundy and then in Franche-Comté, and from 2006 to 2010 as the Territorial Director in the North-West Center (Lower Normandy, Upper Normandy, Central Region). In 2010, after having coordinated the negotiations on workplace stress alongside the Group’s HR Director after a labor dispute, Jérôme Barré was appointed Head of Customer Relationship Management and Customer Service for the Consumer Services market at Orange France, where he worked on the creation of Orange Directions. In April 2011, he was appointed Head of Orange Ile-de-France, tasked with developing Orange’s business in the Ile-de-France area. Jérôme Barré is a graduate of the École polytechnique and the École nationale supérieure des télécommunications (ENST).

Thierry Bonhomme, born in 1956, is Deputy Chief Executive Officer responsible for Orange Business Services. His previous positions in the Group include serving as Director of Technical Operations for Paris North, Regional Director in Grenoble, then in Marseille, before becoming Director of the France Enterprise Market, then Director of Research and Development, and in 2010 Head of the Orange Labs Networks and Carriers Division. He was also director of IDATE from 1988 to 1990. Thierry Bonhomme is a graduate of the École polytechnique and the École nationale supérieure des télécommunications (ENST).

Fabienne Dulac, born in 1967, has been Senior Executive Vice President in charge of Orange France since August 22, 2014. After having started a doctoral thesis, Fabienne Dulac began her career at the French Interior Ministry, before joining the company in 1993 with VTCOM, a company which developed multimedia services at the time of the emergence of the Internet and the appearance of a new business sector, where she was Head of Communications and Marketing. Fabienne Dulac joined France Telecom in 1997 within the newly created Multimedia Division. Her responsibilities in the area of marketing and communication include all of France Telecom’s multimedia activities within its range of subsidiaries such as Wanadoo, Voila and Mappy. For a decade, she held various positions within marketing, business development, and customer relations, and witnessed the transformation of the market and the company, as well as the development of new commercial territories and customer experience at the heart of the operator’s strategy. In 2008, she became Director of Sales and Online Customer Relations at Orange France; she brings innovation to the field and drives the company’s digital transformation in terms of sales and customer relations. In 2011, Fabienne became head of the Orange North France division, where she was responsible for managing an operational entity with over 5,500 employees. In September 2013, she was appointed Director of Communication of Orange France. Fabienne Dulac holds a Master of Advanced Studies (DEA) in Political Sociology from the Paris Institute of Political Sciences, a master’s degree in history and a bachelor’s degree in literature.

Mari-Noëlle Jégo-Laveissière, born in 1968, has been Senior Executive Vice-President in charge of the Innovation, Marketing and Technology (IMT) Division since March 1, 2014. Since joining the Orange group in 1996, Mari-Noëlle Jégo-Laveissière has held a series of project and management positions: Director of International & Backbone Network Factory, merger between France Télécom and Orange France SA, Director of Group Research & Development, Head of the Consumer Marketing Department of Orange France and Regional Manager where she was responsible for technical and commercial services for consumers and business customers. Mari-Noëlle Jégo-Laveissière is a graduate of the École des Mines of Paris and of the École normale supérieure. She also holds a Doctorate in Quantum Chemistry from the University of Paris XI - Waterloo.

Béatrice Mandine, born in 1968, has been Senior Executive Vice-President in charge of Communication and the Brand since May 1, 2013. She joined Orange in May 2007 as Director of the Group’s Press Office. Béatrice Mandine was appointed Delegate Director of External Communication in November 2010, then Deputy Director of Communication responsible for External Communication alongside Xavier Couture, Senior Executive Vice-President for Communication and the Brand in July 2012. Ms. Mandine began her career in 1988 as a journalist at Le Figaro, Marie-Claire and the television channel La Cinq. At the end of 1990 she joined Alcatel as Head of Internal Communication. In 1992, she became Press Officer for Alcatel Radio Space & Defense and joined the press office at Alcatel Alsthom the following year. In 1998, she was appointed Media Director of Alcatel’s Consumer Division, and in 2000 she was appointed Director of Press and Public Relations for Alcatel’s Mobile Telephony Division. In the middle of 2004, Béatrice Mandine joined the Faurecia group as head of press relations and corporate image. She is a graduate of the École supérieure de journalisme (ESJ) and the Institut des hautes études internationales (IHEI).

Bruno Mettling, born in 1958, has been Deputy Chief Executive Officer of Africa and the Middle East (MEA) since March 1, 2016. He joined Orange in April 2010 as Senior Executive Vice-President with special mandate to the CEO, in charge of Labor, Skills and Orange Campus, before being appointed Director of Human Resources and Internal Communication for the Group in October 2010. Since September 2014, Bruno Mettling has ensured the monitoring of the Group’s simplification and digitalization program. The Executive Committee has also tasked him with monitoring the “Orange Healthcare” division. Bruno Mettling began his career at the Budget Department of the Ministry of Finance. He then held a succession of financial posts at the Ministry of Labor, Social Affairs and Employment in 1988; Deputy Vice-President at the Ministry of Infrastructure, Housing, Transport and the Sea from 1988 to 1990; and Deputy Director of the office of the Minister of Urbanization from 1990 to 1991. After working at the Finance Inspectorate in 1991, he joined the Ministry of the Economy and Finance. Bruno Mettling was then appointed Financial Controller and Deputy Vice-President Finance for La Poste Group. In October 1999 he joined the Caisse Nationale des Caisses d’Épargne, where he reformed its Human Resources Department, before being given responsibility for sales development and then the Company’s strategic plan. He was then invited to join the Banque Populaire Group as Executive Vice-President, Banque Fédérale des Banques Populaires. In July 2006, he was promoted to CEO Delegate. Bruno Mettling is a graduate of the Institut d’études politiques and of the Aix-en-Provence law school. He is a Knight of the French Legion of Honor and an Officer of the French Order of Merit.

Marc Rennard, born in 1957, has been Deputy Chief Executive Officer of Customer Experience and Mobile Banking since March 1, 2016. He joined Orange in 2003 as Chairman and Chief Executive Officer of one of its subsidiaries in Madrid (Spain). In 2004 he became Director of International Operations before being appointed International Executive Vice-President in charge of Africa, Middle East and Asia in 2006. He was head of a consulting company before spending several years as director of Société des Montagnes de l’Arc (Groupe Caisse des Dépôts) and then joining TDF as Deputy CEO until 2003. Marc Rennard is a graduate of the École de management in Lyon. He is a Knight of the French Legion of Honor.

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5.1.4    Information on directors, officers and senior management

5.1.4.1   Positions held by directors and officers

Stéphane Richard

Positions currently held

- Director, Chairman and Chief Executive Officer of Orange

- Director of the Opéra National de Paris

- Director of the Fondation de Collège de France

- Director of the Cercle de l’Industrie

- Manager of EURL Rieutord Capital

- Managing Partner of SCI at 18 rue Philippe-Hecht

- Manager of SCI Carré Gabriel

- Manager of SARL Carré Gabriel

- Manager of EURL Ginger

International

- Manager of Rieutord LLC

- Permanent representative of Atlas Countries Services in Médi Télécom (1)

Other positions and offices held over the past 5 years

- Chairman and Chief Executive Officer of Orange France (1)

- Director of the Cinémathèque Française

- Member of the Supervisory Board of Atemi SAS

(1) Company in which Orange holds an interest.

Ramon Fernandez

Positions currently held

- Chief Executive Officer Delegate of Orange

- Director of Orange Middle East and Africa (1)

- Member of the Supervisory Committee of Iris Capital Management (1)

International

- Director of Orange Espagne (1)

- Member of the Supervisory Board of Orange Polska (1) (2)

- Director of Médi Telecom (1)

- Member of the Supervisory Board of Euronext NV (2)

Other positions and offices held over the past 5 years

- Representative of the government on the Board of Directors of GDF Suez

- Representative of the government on the Board of Directors of CNP Assurances

- Representative of the government on the Board of Directors of Caisse des Dépôts

- Alternate Governor of the World Bank for France

- Governor of the African Development Bank

(1) Company in which Orange holds an interest.

(2) Corporate office for a listed company.

Pierre Louette

Positions currently held

- Chief Executive Officer Delegate of Orange

- Director of Orange Espagne (1)

- Director of Orange Middle East and Africa (1)

- Director of Dailymotion (1)

- Member of the Supervisory Board of Iris Capital Management (1)

- Permanent representative of Orange Participations on the Board of Directors of Deezer (1)

- Director of RMN Grand Palais

- Director of the Fédération Française des Télécoms

International

- Director of Buyin SA (1)

Other positions and offices held over the past 5 years

- Director of Orange Spain Plc (until March 1, 2016) (1)

- Chairman of the Fédération Française des Télécoms (until May 2015)

- Chairman of the MEDEF Digital Transformation Committee

- Member of the Supervisory Board of Orange Polska (1)

(1) Company in which Orange holds an interest.

(2) Corporate office for a listed company.

Gervais Pellissier

Positions currently held

- Chief Executive Officer Delegate of Orange

- Director of Orange Horizons (1)

- Director of Wendel (2)

- Founder and Director of the Fondation des Amis de Médecins du Monde

International

- Member and Vice-Chairman of the Supervisory Board and Chairman of the Audit Committee of Orange Polska (1) (2)

- Director of Orange Espagne (1)

- Director and member of the Strategic Committee of Mobistar (1) (2)

Other positions and offices held over the past 5 years

- Chairman of the Board of Directors of Orange Spain Plc (until March 1, 2016) (1)

- Director of EE (until January 2016)

- Director of Médi Telecom (1)

- Director of Dailymotion (1) (until June 2015)

- Director of Sonaecom (2)

- Director of Orange Studio (1)

- Member of the Supervisory Board of Voyages FRAM

(1) Company in which Orange holds an interest.

(2) Corporate office for a listed company.

ORANGE / 2015 REGISTRATION DOCUMENT - 273

Daniel Bertho

Positions currently held

- Director of Orange, member of the Innovation and Technology Committee

Other positions and offices held over the past 5 years

- Member of the Supervisory Boards of the Evolutis and Dynamis Solidaire company savings plan mutual funds

Jean-Luc Burgain

Positions currently held

- Director of Orange, member of the Audit Committee

- Director of the Association of Employee Shareholders of the Orange group (AASGO)-

- Chairman of the Supervisory Board of the Equilibris company savings plan mutual fund

- Member of the Supervisory Boards of the Orange Actions, Dynamis Solidaire (principal) and Evolutis (alternate) company savings plan mutual funds and of the Orange company savings plan

- Member of the Supervisory Boards of the three company retirement plan mutual funds

- President of the humanitarian associations Solidarité Lorraine Afrique and Unass Solidarité

- National President of first aid associations

Other positions and offices held over the past 5 years

None

Ghislaine Coinaud

Positions currently held - Director of Orange, member of the Audit Committee Other positions and offices held over the past 5 years None

Bernard Dufau

Positions currently held

- Director of Orange, Chairman of the Audit Committee

Other positions and offices held over the past 5 years

- Director of KESA Electricals (1)

- Director of Dassault Systèmes (1)

- Director of Néo Sécurité

(1) Corporate office for a listed company.

José-Luis Durán

Positions currently held

- Director of Orange, member of the Audit Committee

- Director of Inditex (1) (since July 2015)

- Director of Unibail-Rodamco (1)

Other positions and offices held over the past 5 years

- Chairman of Lacoste Holding (until January 2015)

- Chairman of Gant AB (until January 2015)

- Chief Executive Officer of Devanlay (until January 2015)

- Director of Cyberact

- Director of HSBC Holding Plc (1)

(1) Corporate office for a listed company.

Charles-Henri Filippi

Positions currently held

- Chairman of Citigroup France

- Director of Orange, member of the Governance and CSER Committee

- Director, member of the Audit Committee, the Nominations and Governance Committee and the Human Resources and Remunerations Committee of L’Oréal (1)

- Director of Piasa

- Director of Adie

- Member of the international advisory board of Abertis

Other positions and offices held over the past 5 years

- Member of the Supervisory Board of Femu Qui (until November 2015)

- Partner at Weinberg Capital Partners

- Senior Advisor at CVC Capital Partners France

- Chairman of Octagones SAS

- Chairman of Alfina SAS

- Director of the Centre National d’Art et de Culture Georges Pompidou

- Member of the Supervisory Board of EURIS

- Member of the Supervisory Board of Viveris REIM

- Non-voting director of Nexity

(1) Corporate office for a listed company.

Jean-Yves Gilet

Positions currently held

- Executive Director of Bpifrance Investissements

- Permanent representative of Bpifrance Participations on the Board of Directors of Orange, member of the Innovation and Technology Committee

- Director of Eiffage (1)

- Director of Eramet (1)

Other positions and offices held over the past 5 years

- Director of CGG (formerly CGG-Veritas) (1) until May 2015

- Executive Vice-President of Stainless Steel Worldwide at ArcelorMittal

- Director General of Fonds Stratégique d’Investissement (FSI)

- Member of the Management Board of Caisse des Dépôts Group

(1) Company in which Orange holds an interest.

Daniel Guillot

Positions currently held

- Director of relationships with local authorities in the Ain department for Orange

- Director of Orange, member of the Governance and CSER Committee

Other positions and offices held over the past 5 years

None

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Claudie Haigneré

Positions currently held

- Advisor to the Director General of ESA (European Space Agency)

- Director of Orange, member of the Innovation and Technology Committee

- Director of Sanofi (1)

- Director of Fondation L’Oréal

- Director Fondation Université de Lyon (since September 2015)

Other positions and offices held over the past 5 years

- Chair of Universcience (until April 2015)

- Director of PRES Hesam (until April 2015)

- Director of the École normale supérieure of Paris (until April 2015)

- Director of the IHEST (Institut des hautes études scientifiques et techniques) (until April 2015)

- Director of Campus Condorcet (until April 2015)

- Director of the Fondation de France (until October 2015)

- Chair of the Board of the Palais de la découverte

- Director and Chair of the Cité des Sciences et de l’Industrie

(1) Corporate office for a listed company.

Helle Kristoffersen

Positions currently held

- Director of Strategy and Economic Intelligence at the Total Group

- Director of Orange, Chair of the Innovation and Technology Committee

Other positions and offices held over the past 5 years

- Deputy Director of Strategy and Economic Intelligence at the Total Group

- Senior Vice-President, Vertical Markets of the Alcatel-Lucent Group

- Director of Valeo (1)

(1) Company in which Orange holds an interest.

Anne Lange

Positions currently held

- CEO of Mentis

- Director of Orange, member of the Governance and CSER Committee

- Director of Imprimerie Nationale

Other positions and offices held over the past 5 years

- Managing Director for innovation in the public sector for Business Solutions Group CISCO

- Director of Metabolic Explorer

Lucie Muniesa

Positions currently held

- Director of Orange, member of the Governance and CSRE Committee (since February 2016)

- Director of Safran (1) (since February 2016)

- Director of Engie (1) (since February 2016)

- Director of La Française des jeux

Other positions and offices held over the past 5 years

- Director of Palais de Tokyo

- Director of l’Établissement public du parc et de la grande halle de la Villette

- Member of the Board of Directors of l’École nationale supérieure des beaux-arts

- Alternate member of the Board of Directors of the Centre nationale de la chanson, des variétés et du jazz

- Alternate member of the Board of Directors of Opéra de Paris (until February 2016)

- Alternate member of the Board of Directors of the Établissement public de la cite de la musique-Philharmonie de Paris (until February 2016)

- Alternate member of the Board of Directors of the Établissement public la Monnaie de Paris

Mouna Sepehri

Positions currently held

- Senior Vice President of the Renault Group, member of the Executive Committee

- Member of the Executive Board of the Renault-Nissan Alliance

- Director of Orange, Chair of the Governance and CSER Committee

- Director of Danone (1)

- Member of the Supervisory Board of M6 Métropole Télévision (1)

Other positions and offices held over the past 5 years

- Director of Nexans (1) (until May 2015)

(1) Corporate office for a listed company.

Jean-Michel Severino

Positions currently held

- Investment Manager at Investisseurs et Partenaires (I&P)

- Chairman of EBI SA

- Chairman of Critical Ecosystem Partnership Fund (CEPF)

- Director of Orange, member of the Audit Committee and the Governance and CSER Committee

- Director and Chairman of the Audit Committee of Danone (1)

- Director of Adenia Partners

- Director of Phitrust Impact Investors

- Director of Convergences 2015

- Director of the Fondation Grameen Crédit Agricole

- Director of the Fondation Alstom

- Director of the Fondation Carrefour

- Director of the Fondation Avril

Other positions and offices held over the past 5 years

- Chairman of Proparco

- Chief Executive Officer of the French International Development Agency (AFD)

- Vice-President of the World Bank for Asia

- Director of the EIB (European Investment Bank)

- Director of ACET Ghana (until early 2015)

- Director of Africa Capacity Building Initiative (until early 2015)

- Director of Conservateur International (until early 2015)

(1) Corporate office for a listed company.

The business address of all directors and officers, in relation to their positions, is that of Orange SA’s registered office (see Section 7.3.4 Registered office, legal form and applicable law).

ORANGE / 2015 REGISTRATION DOCUMENT - 275

Positions and offices held in 2015 by directors whose terms of office have ended since January 1, 2015

Henri Serres (director until May 27, 2016)

- Member of the High Council for the Economy (CGEIET) with the Ministry of the Economy, Industry and Digital Media

- Director of Orange and member of CSER Committee

- Director of Imprimerie nationale

- Director of La Française des Jeux

Antoine Saintoyant (director until February 4, 2016)

- Director of Orange, member of the Audit Committee (until February 4, 2016)

- Director of La Poste

- Director of the CNP

- Director of Bpifrance Participations

- Director of Bpifrance Investissement

5.1.4.2   Information on Company Shares Held by Directors and Officers

Number of Shares Held by Directors and Officers

According to the terms of Article 13 of the Bylaws, each director appointed by the Shareholders’ Meeting must hold a minimum number of 1,000 shares of the Company, except the director representing employee shareholders and the directors representing the public sector, who are exempt in accordance with the law. Directors representing the French State and directors elected by employees are not concerned by this obligation.

The following information is provided as of the date of this Registration Document and to the Company’s knowledge:

		Number of shares
Chairman and Chief Executive Officer	Stéphane Richard	43,479
Independent directors	Bernard Dufau	6,692
	José-Luis Durán	1,000
	Charles-Henri Filippi	10,001
	Claudie Haigneré	1,000
	Helle Kristoffersen	1,751
	Mouna Sepehri	1,000
	Jean-Michel Severino	1,000
Directors representing the public sector	Bpifrance Participations	254,219,602
	Anne Lange	0
	Lucie Muniesa	0
Directors elected by the employees	Ghislaine Coinaud	80
	Daniel Bertho	485
	Daniel Guillot	499
Director representing employee shareholders	Jean-Luc Burgain	6,741
Chief Executive Officer Delegates	Ramon Fernandez	889
	Pierre Louette	2,999
	Gervais Pellissier	34,078

Transactions by Directors and Officers on Company securities

The following table details the transactions performed on Orange securities during the 2015 fiscal year by the persons referred to in Article L. 621-18-2 of the French Monetary and Financial Code, and reported to the French Financial Markets Authority (AMF).

Name of officer	Financial Instrument income	Type of transaction	Date of transaction	Number of shares	Average unit price	Amount of the transaction
Mouna Sepehri	Equities	Purchases	March 5, 2015	1,000	€16.15	€16,150
Bpifrance Participations	Equities	Sale	July 29, 2015	52,977,707	€15.15	€802,612,261.05
Gervais Pellissier	Equities	Purchases	July 30, 2015	8,000	€14.99	€119,920
Gervais Pellissier	Equities	Purchases	July 30, 2015	2,000	€14.995	€29,990

To the Company’s knowledge, no other transactions have taken place since December 31, 2015.

ORANGE / 2015 REGISTRATION DOCUMENT - 276

Restrictions regarding the disposal of shares by Directors and Officers

Directors and officers holding shares under the Orange group’s savings plan through mutual funds that are invested in shares of the Company are subject to the lock-up rules applicable to investments in the savings plan under the provisions governing Company savings plans.

Moreover, Article 16 of the Board of Directors’ Internal Guidelines prevents members from engaging in any transactions relating to the securities of the listed companies of the Group in the periods preceding the publication of results, and more generally, if they have knowledge of privileged information, as well as from directly or indirectly engaging in short sales with respect to such securities.

To the Company’s knowledge, none of the Company’s directors or officers has agreed any other restriction to his or her freedom to dispose without delay of his or her holding in the Company.

5.1.4.3   Other information

Court rulings and bankruptcy

To the Company’s knowledge, in the past five years:

- no director or officer has been found guilty of fraud;

- no director or officer has been involved in bankruptcy, receivership or liquidation proceedings;

- on June 12, 2013, Stéphane Richard was charged in relation with the CDR-Tapie affair. No other charge or public sanction for an offense has been pronounced against a director or officer by a statutory or regulatory authority;

- no director or officer has been barred by a court from serving as a member of a management or supervisory body of a listed company or from being involved in the management or business operations of a listed company.

Family ties

To the Company’s knowledge, there are no family ties among Company directors or officers, or between the Directors or Officers and the Executive Committee members.

Conflicts of interest

Under Article 16 of the Internal Guidelines of the Board of Directors, which may be consulted on www.orange.com, under the heading About/Governance (see Section 5.2.2.4), directors must notify the Chairman of the Board and the Lead Director of any situation concerning them liable to give rise to a conflict of interest with a Group company.

In addition, Article 10 of the Internal Guidelines of the Board of Directors entrusts the Lead Director with a specific prevention role regarding conflicts of interest which could occur, primarily by carrying out awareness initiatives. He/she informs the Governance and Corporate Social and Environmental Responsibility Committees, and the Board of Directors, should the Governance and CSER Committee deem it appropriate, of any potential or actual conflicts of interest affecting Corporate Officers or other members of the Board of Directors. If necessary, the Lead Director may make recommendations to the Governance and CSER Committee and the Board of Directors on how to manage potential conflicts of interest of which he/she becomes aware of or which are reported to him/her.

To the Company’s knowledge and as of the date of this Registration Document, there is no potential conflict of interest between the duties of directors or Corporate Officers with regard to Orange and their private interests or other duties.

To the Company’s knowledge, there is no arrangement or agreement with a major shareholder, customer, supplier or any other third party under which any member of the Board of Directors or Corporate Officer was appointed to the Board of Directors or Company’s General Management (respectively).

5.1.4.4   Shares and stock options held by senior management

As of the date of this document, to the Company’s knowledge, the members of Orange’s Executive Committee, including those who are Corporate Officers, owned a total of 113,211 Orange shares, representing 0.004% of the capital.

As of the date of this document, the members of the Executive Committee held a total of 143,600 stock options (representing 0.01% of the capital), granted to them by the Board of Directors in May 2007. The stock option plans granted in October 2005 and March 2006 have expired (see Section 5.3.1 - Table 8 - History of stock option grants).

ORANGE / 2015 REGISTRATION DOCUMENT - 277

5.2  Corporate Governance

5.2.1    Reference to a Code of Corporate Governance

Orange refers to the revised version of the Afep-Medef Corporate Governance Code for listed companies revised in November 2015, which may be consulted on the Orange, Afep and Medef websites.

Implementation of the Comply or Explain rule

Pursuant to the Comply or Explain rule provided for in Article L. 225-37 of the French Commercial Code and in the Afep-Medef Code, the Company states its compliance with the recommendations of the Code except as regards the description as independent of one of the directors.

Afep-Medef recommendations	Orange’s practices

Article 9.4: The criteria to be reviewed by the committee and the Board in order for a director to qualify as independent and to prevent risks of conflicts of interest between the director and the management, the company, or its group, are the following:

[…].
not to have been a director of the company for more than twelve years.

In February 2015 and in February 2016 the Board of Directors examined the independence of Bernard Dufau, whose term of office exceeded 12 years, and determined that the exercise of his duties as a director for more than 12 years did not alter his independence.

Article 6.4: Regarding representation of men and women, the aim is that every board should reach and maintain a level of at least 20% women within three years and at least 40% within six years from the 2010 Shareholders’ Meeting […]. The permanent representatives of legal entity Directors and Directors representing employee shareholders count toward these percentages but the Directors representing employees do not.

As of the date of this document, the board has five women out of twelve Directors, not including employee representatives, a proportion of 41.7% of women. However, if the proposal to replace Claudie Haigneré by Bernard Ramanantsoa were to be approved at the Shareholders’ Meeting on June 7, 2016, the Board would then only have four women out of twelve Directors, a third. This should only be temporary. Bernard Dufau has announced that he intends to leave his office by the end of 2016 and the CSER Committee has already started work to identify women candidates to bring onto the Board, which would allow to raise the percentage of women and to comply with the 40% target.

Main differences with the rules of the New York Stock Exchange

Orange has endeavored to take the New York Stock Exchange (NYSE) Corporate Governance standards into account. However, since the Company is not a US company, most of these rules do not apply to it, and the Company is allowed to follow the rules applicable in France instead. Accordingly, Orange has elected to refer to the Afep-Medef Code, where the recommendations differ in some respects from the NYSE governance rules applicable to US companies listed on the NYSE.

In particular, Orange has chosen to follow the rules on independence specified by the Afep-Medef Code, which provides that, in controlled companies, one-third of the directors must be independent. In contrast, the NYSE rules provide that the Board of Directors must consist of a majority of independent directors, without it being possible to exclude from this calculation the directors representing employees or employee shareholders.

Orange believes that seven of the fifteen members of its Board of Directors may be deemed independent according to the independence criteria of the Afep-Medef Code. Orange has not assessed the independence of its directors according to the NYSE rules.

Furthermore, Orange has elected to establish a single committee responsible for appointments and compensation. As of the date of this document, this Committee, known as the Governance and Corporate Social and Environmental Responsibility Committee, consists of four directors, including one elected employee-director and one representative of the French government. The NYSE standards, however, provide for the establishment of two separate committees (a Nomination and Corporate Governance Committee, and a Compensation Committee) composed exclusively of independent directors.

5.2.2    Operation of the Board of Directors

The Board of Directors presides over all decisions relating to the Group’s major strategic, economic, employment, financial or technological policies and monitors the implementation of these policies by the General Management.

5.2.2.1   Legal and statutory rules relating to the composition of the Board of Directors

In accordance with Article 13 of the Bylaws, the Board of Directors consists of 12 members minimum and 22 members maximum, including three directors representing the employees, and one director elected by the Shareholders’ Meeting on proposal of the employee shareholders. The term of office for directors is four years. Since the Board of Directors carried out the provisions of Government Order No. 2014-948 of August 20, 2014 in relation to the governance and transactions in the capital of companies with public shareholding, the public sector has three representatives on the Board of Directors including one representative appointed by Ministerial Decree and two directors appointed by the Shareholders’ Meeting on the proposal of the French State.

5.2.2.2   Independent directors

The annual assessment of directors’ independence was carried out by the Board of Directors on February 15, 2016, on the basis of a proposal

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by the CSER Committee. In assessing directors’ independence, the Board took into account all of the Afep-Medef Code criteria. These criteria state that a director, to be considered independent, must not:

- be an employee or a Corporate Officer of the Company, an employee or a director of its parent company or of a consolidated subsidiary of the Company, nor have served in any of these capacities during the previous five years;

- be a Corporate Officer of a company in which Orange, directly or indirectly, holds a position on the Board of Directors or in which an employee designated as such, or a person who is currently or was at any time in the previous five years a corporate officer of Orange, is a director;

- be (nor have direct or indirect links with) a significant customer, supplier, commercial banker or investment banker of the Company or of the Group to which it belongs, nor be a customer, supplier, commercial banker or investment banker for which the Company or the Group to which it belongs represents a significant share of business;

- have close family ties with a director or an officer;

- have been a Statutory Auditor of the Company within the last five years;

- have been a director of Orange for more than twelve years;

- take part in controlling the Company as the representative of a major shareholder.

The Board of Directors, like every year, discussed the assessment of the potential significance of the ties between directors and the Company or Group. In this respect, it examined in particular the position of Charles-Henri Filippi due to the business relations between the Orange group and Citibank. It nevertheless found that, in light of the nature and extent of these relations (whose updated details were established) and the declaration of independence by Charles-Henri Filippi in 2011, these relations (which are not significant either for Orange group or for Citibank Group) were not likely to impact the independence of Charles-Henri Filippi as Company Director. The Board of Directors also examined the independence of Bernard Dufau, whose term of office’s duration has exceeded 12 years, the trigger point set by the Afep-Medef Code for reviewing his independence, and it determined that the exercise by Bernard Dufau of his duties as a director for more than 12 years did not alter his independence.

Following this review, Claudie Haigneré, Helle Kristoffersen, Mouna Sepehri, Bernard Dufau, José-Luis Durán, Charles-Henri Filippi and Jean-Michel Severino were deemed to be independent by the Board of Directors, representing seven of its fifteen members.

Also, as part of its examination of the draft resolutions on the renewal and appointment of Directors to be put to the Shareholders’ Meeting of June 7, 2016, the Board on March 23, 2016 also considered the independence of Bernard Ramanantsoa whose candidacy is proposed to the Shareholders’ Meeting to replace Claudie Haigneré. The Board, on recommendation of the CSER Committee, found that the Bernard Ramanantsoa could be described as independent (See Section 6.4 Report of the Board of Directors on the resolutions submitted to the Combined Ordinary and Extraordinary Shareholders’ Meeting of June 27, 2016).).

The three directors representing the public sector and the four directors representing employees and employee shareholders cannot, by definition, be deemed independent under the Afep-Medef Code. Stéphane Richard, the Chairman and Chief Executive Officer, is not considered an independent director because of the executive functions he holds within the Group.

Excluding the directors representing employees and employee shareholders who are not taken into account under the Afep-Medef Code for the purposes of calculating the proportion of independent directors, the Board thus has seven independent directors out of 11, i.e. close to two-thirds of the Board. This proportion is thus well within the recommendations of the Afep-Medef Code, which recommends that their proportion in controlled companies should be at least one-third.

5.2.2.3   Applying the principle of balanced representation between women and men

As of the date of this document, the Board of Directors has a total of six women among its fifteen members. Excluding the directors elected from among the employees, who are not taken into account by the French law of January 27, 2011 on the balanced representation of women and men on Boards of Directors and Supervisory Boards and gender equality at work, the Company’s Board has five women out of 12 members, a proportion of 41.7% of women.

However, in reviewing the three Directors’ terms of office expiring at the next Shareholders’ Meeting, the Board of Directors at its March 23, 2016 meeting, decided to propose the reappointment of Charles-Henri Filippi and José-Luis Durán and the replacement of Claudie Haigneré by Bernard Ramanantsoa (see Section 6.4 Report of the Board of Directors on the resolutions submitted to the Combined Ordinary and Extraordinary Shareholders’ Meeting of June 7, 2016). If these resolutions are approved, the Board of Directors would then have four women out of twelve, i.e. one third women excluding the Directors representing employees. However, Bernard Dufau has already announced he plans not to complete his term of office but only to stay long enough to enable the best possible succession to his chairmanship of the Audit Committee. Accordingly, Bernard Dufau intends to leave by the end of 2016 and the CSER Committee has already started work to identify women candidates who have the scientific and digital skills to bring onto the Board. This would allow to raise the percentage of women to 41.7% and to comply with the 40% target provided for by law effective from 2017 and with recommendations set out in the Afep-Medef Code as from 2016.

Furthermore, two in three Board Committees (CSER and Innovation and Technology Committees) are chaired by an independent female director.

5.2.2.4   Internal Guidelines

In 2003, the Board of Directors adopted Internal Guidelines which define the guiding principles and procedures for its operations and those of its committees. The Internal Guidelines may be consulted on www.orange.com under the heading About/Governance.

The Internal Guidelines have been updated on a number of occasions by the Board of Directors to reflect changes in the Company’s governance. The most recent update was on March 26, 2014, notably in response to the recommendations of the Afep-Medef Code of June 2013, and in order to introduce the ability to designate a Lead Director and to create an Innovation and Technology Committee.

The Internal Guidelines specify, among other details, the respective responsibilities of the Board of Directors, the Chairman and the Chief Executive Officer, stipulating limits to the latter’s powers, and define the rules governing the composition, powers and operating procedures of each Board committee.

They also provide information on the rules governing the information provided to directors and the meetings of the Board.

5.2.2.5   Chairman of the Board of Directors

Article 1 of the Internal Guidelines of the Board of Directors specifies the role and duties of the Chairman.

The Chairman represents the Board of Directors and, except in unusual circumstances, is the only person authorized to act and speak in the Board’s name. He organizes and steers the work of the Board of Directors and ensures the efficient running of corporate bodies in line with the principles of good governance. He serves as a liaison between the Board of Directors and the Company’s shareholders, in coordination with the General Management; he monitors the quality of the Company’s financial information. When the roles of Chairman of the Board of Directors and Chief Executive Officer are split, he may, in close coordination with the General Management, represent the Company in its upper-level relations with the public

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authorities, the Group’s major partners and its major customers, both within France and internationally. In this case, he is briefed regularly by the Chief Executive Officer on the significant events and situations relating to Group operations, and he may seek any information from the CEO needed to inform the Board of Directors and its committees. The Chairman may meet with the Statutory Auditors in order to prepare the work of the Board of Directors and the Audit Committee. He may attend meetings of Board Committees under the conditions provided for in the Internal Guidelines.

In accordance with Articles 29-1 and 29-2 of French Law No. 90-568 of July 2, 1990 (as amended), the Chairman of the Board of Directors also has the power to appoint and manage the civil servants employed by the Company.

Pursuant to the Company’s Bylaws, the Chairman of the Board of Directors can hold his position until the age of 70.

5.2.2.6   Committees of the Board of Directors

The Board of Directors is supported by expertise from three specialized committees. Their role is to provide informed input for the Board’s discussions and assist in preparing its decisions. These committees meet as often as is necessary. Their powers and operating procedures are set out in the Internal Guidelines of the Board of Directors. In line with the Afep-Medef Corporate Governance Code for listed companies, significant responsibilities are given to independent directors. Orange also believes that it is useful that each committee benefit from the presence of at least one member who represents the public sector and at least one member representing employees.

Composition of the Board Committees as of the date of this document

	Year Created	Chairman	Members
Audit Committee	1997	Bernard Dufau (1)	Jean-Luc Burgain
			Ghislaine Coinaud
			José-Luis Durán (1) (2)
			Lucie Muniesa
			Jean-Michel Severino (1)
Governance and Corporate Social and Environmental Responsibility Committee (CSER Committee) (3)	2003	Mouna Sepehri (1)	Charles-Henri Filippi (1)
			Daniel Guillot
			Anne Lange
Innovation and Technology Committee	2014	Helle Kristoffersen (1)	Daniel Bertho
			Claudie Haigneré (1)
			Bpifrance Participations
			(Jean-Yves Gilet)

(1) Independent director.

(2) Committee’s financial expert.

(3) Formerly the Compensation, Nominating and Governance Committee.

Audit Committee

In accordance with the Internal Guidelines of the Board of Directors, the Audit Committee has at least three members appointed by the Board. At least two-thirds of members must be independent (excluding directors representing employees and/or employee shareholders who are not taken into account). The Chairman of the Audit Committee is chosen from among the independent directors.

The composition of the Audit Committee complies with the recommendations of the Afep-Medef Code, with three-quarters of its directors, excluding directors representing employees or employee shareholders, being independent, and with no Corporate Officer on the Committee. The composition of the Audit Committee also complies with the provisions of Article 14 of the Government Order of December 8, 2008 relating to the setting up of a specialized committee aimed at following-up questions relating to the preparation and control of accounting and financial information.

The characteristics and responsibilities of the Committee also comply with the recommendations of the Working Group set up by the AMF, as detailed in its final report on audit committees published in July 2010. In this context, the Committee ensures that the internal control and financial risk management systems exist and that their effectiveness is monitored. It also examines the financial statements and management reports and ensures that the information delivered to shareholders is both reliable and clear.

The responsibilities of the Audit Committee are detailed in Article 7 of the Internal Guidelines of the Board of Directors.

Financial Expertise within the Audit Committee

Members of the Audit Committee are required to have or to gain financial or accounting expertise. The Audit Committee must also have at least one member who is considered a financial expert.

On December 10, 2013, the Board of Directors chose José-Luis Durán as the Audit Committee’s financial expert, in light of his past experience as controller and CFO of a number of companies and as General Manager for Finance, Management, Organization and Systems at Carrefour.

Governance and Corporate Social and Environmental Responsibility Committee

In accordance with the Internal Guidelines of the Board of Directors, the Governance and Corporate Social and Environmental Responsibility (CSER) Committee has at least three members appointed by the Board.

With two out of four independent directors, including the Committee’s Chairman, its composition is compliant with the recommendations of the Afep-Medef Code, since more than half of the members are independent when not taking into account the directors representing employees or the employee shareholders.

The Committee has three major areas of responsibility, namely appointments and compensation, corporate social and environmental responsibility, and governance. It notably exercises the powers of the specialized committees responsible for the appointment and compensation of directors and officers, the establishment of which is

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recommended in the Afep-Medef Code. In these areas, it is tasked in particular with making proposals to the Board of Directors, as well as to the Chairman and, where necessary, the Chief Executive Officer. Moreover, it is kept informed by the Chief Executive Officer of appointments to the Group’s Executive Committee and may, at the request of the Chief Executive Officer, issue an opinion on the methods used to determine their compensation.

The Committee also examines, in line with the Group’s strategy, the main thrust of the human resources and corporate social and environmental responsibility policies drawn up, based on discussions with the Group’s stakeholders. Once a year, it reviews the Ethics Committee’s report on the Group-wide actions to implement the ethical practices program and is informed about the roll-out of the Group’s compliance programs.

Article 8 of the Internal Guidelines of the Board of Directors details the responsibilities of the Committee.

Innovation and Technology Committee

In accordance with the Internal Guidelines of the Board of Directors, the Innovation and Technology Committee, established by the Board of Directors on March 26, 2014, has at least three members appointed by the Board.

The Committee notably reviews the major technology partnerships entered into by the Group, the latter’s strategic policies in terms of innovation and technology and its performance in this respect.

Article 9 of the Internal Guidelines of the Board of Directors details the responsibilities of the Committee.

Ad hoc committees

The Internal Guidelines of the Board of Directors allow the Board to decide, on certain technical issues relating to the Company’s operations and/or issues that may involve conflicts of interest and on which the Board of Directors is expected to give its view or make a decision, to establish an ad hoc committee consisting of independent directors to review these matters in consultation with the General Management.

5.2.2.7   Lead Director

The Internal Guidelines of the Board of Directors allow the Board to appoint a Lead Director from among the independent directors at the proposal of the CSER Committee. A Lead Director must be appointed if the same person is both Chairman and Chief Executive Officer.

The Board of Directors, during its meeting of May 27, 2015, reappointed Bernard Dufau as Lead Director for the remainder of his term of office as a director. His duties and powers, as granted by the Board of Directors, were defined in accordance with the provisions of the Internal Guidelines, based on the following:

- Duties of the Lead Director:

The main mission of the Lead Director is to ensure smooth relations between the Board of Directors and the Company’s General Management. To this end, he/she is responsible for:

-  Management of conflicts of interest: Managing conflicts of interest: the Lead Director informs the CSER Committee and, where appropriate, the Board of Directors, of any potential or actual conflicts of interest affecting the directors and officers of which he/she becomes aware or which are reported to him/her. Where necessary, he/she makes recommendations on how to manage such conflicts.

-  Crisis situations: At the request of the Board of Directors, the Lead Director ensures that Corporate Governance allows the Company to cope with any exceptional crisis situations which it might confront. To this end, the specific mission that he was given by the Board of Directors on June 16, 2013, is now included in these duties.

-  Assessment of the Board of Directors: the Lead Director may be called on to comment during the CSER Committee’s assessment of the work of the Board of Directors and its committees.

-  Report on activity: The Lead Director reports on the performance of his/her duties annually to the Board of Directors. At Shareholders’ Meetings, the Chairman of the Board of Directors may invite him/her to report on his/her work.

- Powers of the Lead Director:

The powers of the Lead Director are subject to the limits on those of the Board of Directors and its committees.

-  Notice of the Board of Directors/Agenda: Calling of Board meetings/Agenda: the Lead Director can ask the Chairman of the Board of Directors to call a Board meeting on a given agenda or propose additional agenda items to the Chairman. Moreover, the Shareholders’ Meeting of May 27, 2014 amended the Bylaws in order to allow the Lead Director to call a Board meeting if the Chairman is unable to do so and to chair Board meetings when the Chairman is absent.

-  Information for directors: The Lead Director ensures that the Directors are able to carry out their duties in the best possible conditions, and in particular that they have all necessary information ahead of Board meetings.

-  Committees of the Board of Directors: The Lead Director is not barred from serving as Chairman of any Board committee. He/she may, on proposal of the committee’s Chairman, contribute to the work of the committees related to his/her duties.

-  Resources: the Lead Director has access through Orange’s Management to all documents and information required to carry out his/her duties.

-  Compensation: the Board of Directors determines, when the Lead Director is appointed, the amount of compensation he/she receives for this role. In addition, the Lead Director can be reimbursed, against receipts, for any expenses incurred in the execution of his/her duties, notably travel costs.

5.2.2.8   Board and committee activities during the fiscal year

Board activities

The Board of Directors met twelve times in 2015. These meetings had an attendance rate of 93%. Additional information on individual attendance at Board meetings is available in Section 5.4.1, Table 3, detailing the breakdown of attendance fees between the members. The average Board meeting lasts more than three hours.

Each meeting is generally preceded by a meeting of one or more of the Board’s committees with a view to preparing its deliberations. The issues discussed by the committees are reported on to the Board of Directors.

In addition to the regular events in the course of the Company’s operations (review of operational performance, quarterly results, half-year and annual financial statements, review of budget, of risk factors, approval of Corporate Officers’ compensation, etc.), the Board studied strategic transaction opportunities in various regions, including in Spain (launch of a takeover bid on Jazztel), in the United Kingdom (planned disposal of EE to the operator BT) and in France (disposal of 90% of Dailymotion), as well as various transactions in the scope of consolidation, particularly in the MEA region (acquisition of operations in Liberia, Sierra Leone and Burkina Faso, consolidation of Médi Telecom in Morocco, disposals in Kenya and in Armenia). The Board also monitored frequency auctions in France and in Poland, and the acquisition of content (rights to broadcast football matches) in Spain.

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The Board of Directors examined and adopted the Essentials2020 strategic plan and consulted in the first half of 2015 with the CCUES (Central Committee of the Orange Works Council) on the strategic orientations. During the first quarter of 2016, the CCUES held its annual meeting.

The Board regularly reviewed employee satisfaction survey indicators. It also reviewed and discussed the Annual Report on equal pay and gender equality in the workplace, in accordance with the principle of Balanced Representation between Women and Men within the Board of Directors.

In the fourth quarter of 2015, the Board of Directors renewed, on a recommendation by the CSER Committee, a long-term incentive plan for Corporate Officers. The Board of Director’s review of points related to the appointment, remuneration and evaluation of corporate officers is done in the absence of the interested parties.

In accordance with the provisions of the Internal Guidelines, a meeting of the Board of Directors was dedicated to examining the existence and monitoring the effectiveness of internal control and financial and non-financial risk management systems. This meeting was prepared by a joint meeting of the three committees of the Board of Directors.

The Board of Directors was presented with the Group’s 2014 CSR Assessment, together with the comprehensive CSR Report. It also approved the information on the corporate social and environmental issues of the Group included in the Report of the Board of Directors to the Shareholders’ Meeting.

Finally, in the second half of 2015, the Board of Directors included on its agenda the detailed and formal review of its work and that of its committees. The Board selected a consultant and initiated the formal evaluation which will be carried out in 2016 by the CSER Committee with its support (See Section 5.2.2.9 Periodic review of the work of the Board of Directors and its committees).

Bernard Dufau reported on the performance of his duties as Lead Director to the Board of Directors during its meeting of March 11, 2015 after having sent his report to the CSER Committee on March 10, 2015. The main topics covered in his report were taken up in the 2014 Registration Document.

In 2016, his report was submitted to the Board of Directors on March 23, 2016, after being considered by the CSER Committee during its meeting on March 17, 2016. The main topics covered in his report are:

- its special mission regarding the Chairman of the Board which has not revealed any significant events likely to alter the confidence in him already expressed and renewed by the Board;

- monitoring, in cooperation with the CSER Committee, the regular review of independence and any potential cases of conflicts of interest;

- confirmation that there are no exceptional situations that might threaten the Company’s Corporate Governance;

- the working conditions of Directors, who now have a secure website that allows them to access Board and Committee files as well as other documents and information that help them fulfill their role;

- creation of an ad hoc committee, requested by the Board at its February 15, 2016 meeting, to oversee ongoing talks between Orange and Bouygues, to support the Directors in their decision making.

The Lead Director also regularly reported on subjects relating to his mission at the Board meetings.

Committee activities

Audit Committee

The Audit Committee met nine times in 2015. These meetings had an attendance rate of 98%.

It met regularly with Orange’s Senior Management and the main managers of the Group’s Finance Department, in particular with the Head of the Group Audit and Risk Control and Management Department and the Statutory Auditors, in order to review with them their respective action plans and the implementation of these plans.

Financial Reporting

The Committee analyzed the statutory and consolidated financial statement for the 2014 fiscal year and the first half of 2015, together with the first and third quarter results for 2015, and verified that the processes for producing accounting and financial information complied with regulatory and legal requirements, especially in terms of internal control. In this respect, the Committee reviewed the draft Management Reports and heard the Statutory Auditors’ Reports. It also examined the budget for the fiscal year and its update, significant risks and off-balance sheet commitments and their accounting impact, as well as the results of the asset impairment tests.

In addition, the Committee reviewed all financial communications before their publication.

Internal Control and Risk Management

Before approving each set of financial statements, the Committee undertook a review of the significant litigation in which the Group is involved.

Moreover, the Committee examined in a joint meeting with the CSER Committee and the Innovation and Technology Committee the results of the annual evaluation of the internal financial control system, which were presented to it by the Group Internal Control Department, and concluded that the system was effective (see Section 5.4.3 Summary of the work on internal control accomplished under Section 404 of the Sarbanes-Oxley Act).

Finally, the Committee examined the major risks with which the Group could be faced. It also ensured that the recommendations formulated by the Audit, Control and Risk Management Department after the internal audit assignments were correctly implemented. The findings of the audit assignments completed in 2015 as well as the agenda of the audit assignments to be undertaken during 2016 were also presented. A description of the main risks is given in Section 2.4 Risk factors, which is an integral part of the Management Report of the Board of Directors.

Management of Debt and Cash

The Committee regularly examined the Group’s policy on debt refinancing and cash management.

Plans for International Expansion

The Committee studied a number of potential strategic transactions in various geographies, including in France (disposal of Dailymotion), in Spain (acquisition of Jazztel) and the United Kingdom (disposal of EE), as well as the MEA region.

In addition, the Committee examined the Essentials2020 strategic plan, the deployment of the Fiber Plan in Spain, the participation in the LTE auction in Poland and the Arcep tender offer for the 700 MHz band in France. A subscription offer for Orange shares reserved for employees of the Group was also studied.

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Statutory Auditors

The Committee reviewed the fees for the Statutory Auditors for 2015 and the financial terms of their work during the year.

Governance and Corporate Social and Environmental Responsibility Committee (CSER Committee)

The CSER Committee met eight times in 2015. These meetings had an attendance rate of 100%.

Compensation of Directors and Officers

The Committee determined the targets’ proposals and calculation methods for the variable portion of the compensation of the Chairman and Chief Executive Officer and the Chief Executive Officer Delegate for 2015. The calculation of the variable portion of Corporate Officer compensation is based on a weighted average of four indicators that focus on the Group’s growth, profitability, quality of service, and CSR performance. The indicators and their relative weighting are described in Section 5.3.1 Compensation of directors and officers.
The Committee also determined the targets’ proposals for Corporate Officers in 2016.

In addition, the Committee monitored the implementation of the long term incentive plan (LTIP), for Corporate Officers and members of the Executive Committee, and refined certain criteria that were submitted to the Board for voting. This plan took effect on January 1, 2015, following its adoption by the Board of Directors in December 2014. On the basis of a proposal by the Committee, this plan was extended under the same conditions as for 2016/2018. It is detailed in Section 5.3.1. Lastly, the Committee prepared the breakdown of attendance fees for directors and defined their allocation for 2016, as described in Section 5.3.1.

Governance and operation of the Board

The Committee considered the Chairman’s 2014 report on governance and internal control.

It also reviewed, like every year, each of the independent directors’ positions in terms of the independence criteria set out in the Afep-Medef Code. This review allowed it to propose to the Board that it qualify seven directors as independent according to the Afep-Medef Code.

The Committee also considered the annual activity report of the Lead Director.

Finally, the Committee selected and submitted to the Board for its decision a consultant in order to provide support in the assessment of the operating procedures of the Board and its committees, including the measurement of the effective contribution of the directors (see Section 5.2.2.9 Periodic review of the work of the Board of Directors and its committees).

Nomination

In 2015, the Committee discussed the composition of the Board of Directors and proposed that the Board submit a resolution to the Shareholders’ Meeting to renew the terms of office of Mouna Sepehri, Bernard Dufau, Helle Kristoffersen and Jean-Michel Severino, as well as, on the basis of a proposal by the government, the appointment of Anne Lange as director.

It also recommended to the Board of Directors to appoint Ramon Fernandez and Pierre Louette as Chief Executive Officer Delegates.

In 2016, it reviewed the conditions of renewal of the terms of office of three directors or the appointment of new directors (See Section 6.4 Report of the Board of Directors on the resolutions submitted to the Combined Ordinary and Extraordinary Shareholders’ Meeting of June 7, 2016).

CSER, ethics, compliance

The Committee reviewed the strategy and important issues related to the Group’s corporate social and environmental responsibility policies. It examined the major achievements and the 2014 summary of this work and monitored the implementation of the CSER reporting obligations introduced by the French Grenelle 2 law. The Committee reported to the Board of Directors on its work on this subject.

An update on the roll-out within the Group of the program to prevent corruption was presented to the Committee and a statement presented to the Board of Directors.

The Committee also examined the Ethics Committee’s Annual Report on the Group-wide actions to implement the ethical practices program (see Section 5.6 Corporate social and environmental responsibility - Ethics Committee)).

The CSER Committee also reviewed the succession plans put into place for the Corporate Officers and senior management. The internal management system of the succession plans was also reviewed by the Committee, in order to ensure that the Group has sufficient expertise, in particular in the event of an unforeseen vacancy. A report was submitted to the Board of Directors.

Labor

The Committee examined the planned employee shareholding offer, Orange Ambition 2016, and the delegation granted to General Management to implement it (see Section 5.6.1.2 Compensation).

The Committee monitored changes in the half-year indicators of the employee satisfaction survey. The Annual Report on equal pay and gender equality in the workplace was presented in detail, and the Committee prepared the deliberations for the Board.

Innovation and Technology Committee (ITC)

The ITC met four times in 2015. These meetings had an attendance rate of 90%.

As part of its work, the Committee had the API (Application Programming Interface) presented at the premises where the API are being developed, examined changes in the ecosystem of industrial players, the partnerships between players and the role of standards and the organizations that define them. Work was also done on the evolution of networks and expertise, as well as on Big Data applications.

Finally, the Committee contributed to the strategic planning on key innovation issues of the Essentials2020 plan, in particular regarding the key role of the Information System.

Strategic Seminar

As part of its Internal Guidelines, as reviewed in March 2014, it was planned that a strategic seminar gathering all members of the Board of Directors would take place twice a year, and formally replace the Strategy Committee. This seminar gathered all of the members of the Board of Directors in July 2015, and subsequently, as part of a one-day seminar, all of the members of the Board of Directors and the Executive Committee in December 2015. These meetings allowed members to view presentations on and discuss the Group’s financial, strategic, social and regulatory positions, as well as the results of actions undertaken in France and around the world. The major strategic issues in the Group’s markets were also presented and in-depth discussions ensued in regard to the Group’s strategy as part of the Essentials2020 plan.

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5.2.2.9   Periodic review of the work of the Board of Directors and its committees

Following the assessment submitted to the Board of Directors by the CSER Committee in October 2014, the Board had adopted recommendations and highlighted the following core areas for improvements in 2015-2016:

- continuing the enhancement of the Board of Directors’ engagement in the analysis of the strategic options and the development and follow-up of the next strategic plan, through:

-  an in-depth examination by the Board of Directors, notably of Orange’s relative performance compared to its competitors, the situation and challenges of main operations in France or abroad, and the threats to the Group’s business model, and

-  increased directors’ participation in preparing and setting the agenda of the strategic seminar, reflections aimed at providing a vision to the strategy in the longer term, the submission in the strategic seminar of Orange’s position and perspective in relation to its international and French competitors, and the presentation of the major options contemplated even if they were not adopted by the General Management;

- considering, with the CSER Committee and the Chairman and Chief Executive Officer, how to increase sectoral expertise, internationalization and diversity within the Board of Directors;

- enhancing the directors’ effective flow of communication and information, including on the following:

-  monitoring strategic decisions taken by the Committee,

-  majors changes likely to affect Orange’s position (with earlier consultation of the Board of Directors regarding certain strategic decisions in a very fast growing sectoral environment), and

-  more generally, technological changes as well as the latest news from the sector and Orange;

- specifying the CSER Committee’s role in reviewing succession plans, including those of Corporate Officers, and in detecting and retaining talents.

The implementation of these improvements continued during 2015 and the first months of 2016, and has been reflected in particular in the work of the Board and its committees in 2015, especially in their participation in the definition and implementation of the Essentials2020 strategic plan and in the monitoring of its rollout.

In the second half of 2015, at the request of the Board, the CSER Committee invited several consultants to participate in a new assessment campaign in 2016 and offered support for the assessment work. In December 2015, on the basis of a proposal of the CSER Committee, the Board of Directors chose a consultant with substantial experience, in-depth practical knowledge of the governance of CAC 40 companies and a methodology that should prove useful in the change in assessment of the Board of Directors of Orange and of its committees, taking into account the effective contribution of its members. The results and the assessment are scheduled to be returned to the CSER Committee and the Board of Directors at the end of the first half of 2016.

5.2.3    Operation of the General Management

5.2.3.1   Form of exercise of General Management

On February 23, 2011, the Board of Directors decided to combine the roles of Chairman and Chief Executive Officer and to appoint Stéphane Richard as Chairman of the Board of Directors with responsibility for the General Management of the Company. It considered this management structure to be the most appropriate for the Company’s organization and operation, because it allows the Company to benefit from the business knowledge and experience of the Chief Executive Officer, while optimizing coordination of operations within the Group and facilitating agile decision-making.

Against this background, the presence of a Chief Executive Officer Delegate since November 2011 and two other Chief Executive Officer Delegates starting on January 1, 2016, as well as a Lead Director with significant duties and powers (referred to in the Bylaws) since May 2014, and frequent meetings of the Board of Directors (12 meetings in 2015) and its committees help ensure a balance of power. In addition, the three committees of the Board of Directors (Audit Committee, CSER Committee and Innovation and Technology Committee) are chaired by an independent director. All directors were consulted during the assessment process in June 2014, and combining the roles of Chairman and Chief Executive Officer was considered to be appropriate given the Company’s situation. The same outcome was noted in 2012. A consultation was launched on this subject as part of the current assessment.

5.2.3.2   Limits set on the Chairman and Chief Executive Officer’s authority

The Chairman and Chief Executive Officer is invested with extensive powers to act in the Company’s name. He exercises his powers within the limits of the Company purpose and subject to those limits that the law and Internal Guidelines of the Board of Directors expressly reserve for the latter. He is supported in this task by the CEO Delegates and the Executive Committee.

Article 2 of the Internal Guidelines of the Board of Directors provides that the Chairman and Chief Executive Officer must obtain the Board’s prior authorization before committing the Company to:

- investments or divestments exceeding 200 million euros per transaction falling within the scope of consolidation, and when the total consolidated exposure exceeds the Board’s prior authorization for such an investment; or

- any new capital expenditure (excluding the acquisition of telecom spectrum) under the Group’s major multi-annual technology programs in its main territories (such as FTTH, 4G, etc.) in an average amount per annum exceeding 2.5% of the Group’s investments budgeted during the year in question.

In addition, the acquisition of telecom spectrum by the Group in the territories representing at least 10% of the consolidated revenues may be subject to prior presentation to the Board of Directors, with the latter setting a maximum auction price.

Investments or divestments remain, as the case may be, subject to independent review by the governing bodies of the subsidiaries in question.

Furthermore, any investment or divestment that falls outside the scope of the Company’s strategy and involves a transaction in excess of 20 million euros must first be approved by the Board of Directors. Where relevant, the Board of Directors must be kept informed of any significant new developments regarding such transactions.

The Chief Executive Officer must also obtain annual authorization from the Board of Directors, within ceilings determined by it, to allow the Company to issue bonds or equivalent securities or arrange syndicated bank facilities.

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5.2.3.3   Executive Committee and Group governance committees

The Executive Committee, under the authority of the Chairman and Chief Executive Officer, is responsible for managing the Group and coordinating the implementation of its strategy. It oversees the achievement of operational, labor relations and technical objectives, as well as of those relating to the allocation of financial resources. Its meetings are held weekly. Its composition is specified in section 5.1.3.

Stéphane Richard has delegated a whole series of powers and signing authority to each member of the Executive Committee, each of whom has applied them in their respective area of expertise.

Several specialized committees reporting to the Executive Committee were created to apply, or oversee, the implementation of its directives throughout the Group. The main committees that affect Group governance are the Group Investment Committee, the Treasury and Financing Committee, the Tax Committee, the Claims and Commitments Committee, the Risks Committee, the Employment and Skills Committee and the Disclosure Committee. Each committee has adopted Internal Guidelines or a chart defining their operating and deliberation procedures. They are also responsible for monitoring risk management with regard to financial liabilities, thereby limiting the Group’s overall exposure.

The Group Investment Committee, which operates under the authority of the Chairman and Chief Executive Officer, is chaired by the Chief Executive Officer Delegate in charge of Finance and Strategy and includes four other permanent members: the CEO Delegate in charge of Europe, the CEO Delegate in charge of the Group General Secretariat, the Senior Executive Vice-President in charge of Innovation, Marketing and Technology and the Deputy CEO in charge of Customer Experience and Mobile Financial Services. Its role is to review projects implying financial commitments, off balance sheet commitments and extra-financial implications for the Group. The Committee has decision-making authority on investment projects in IT and service platforms as well as bids in response to tender offers on the Enterprise market exceeding 10 million euros, and on other investment projects exceeding 30 million euros (including in both cases implied operational expenses). It also has a recommendation-making power on mergers and acquisitions and on agreements with MVNOs or public-to-private service concessions (the final decision being made by the Executive Committee). This committee meets as often as it deems necessary and in general once a week, as requested by one of the members of the Executive Committee.

The Treasury and Financing Committee, chaired by the CEO Delegate in charge of Finance and Strategy, sets the guidelines for managing the Group’s debt, especially in respect of its liquidity, interest rate, exchange rate and counterparty risks. The financial monitoring of the subsidiaries is also presented to the Committee. The Committee also reviews past management (key debt figures, completed transactions, financial results, etc.).

The Tax Committee, which operates under the authority of the CEO Delegate in charge of Finance and Strategy, is chaired by delegation by the Group Deputy CFO. Its role is to review the major tax issues in order to determine their accounting consequences, if any. The materiality threshold for tax matters that must be submitted to the Tax Committee is 10 million euros. This Committee meets twice a year. However, the Committee may convene special meetings to assess and approve the tax options to be taken on issues that are particularly important for the Group. The Tax Committee met five times in 2015.

The Claims and Commitments Committee, which is chaired by the CEO Delegate in charge of the General Secretariat, examines the Group’s major lawsuits and contractual commitments, in order to ensure, in particular, that the related risks are as necessary taken into consideration as accounting provisions. The Committee’s mandate also includes approving the information in the notes to the financial statements on major lawsuits. The Committee met six times in 2015, as part of the closing process of the full-year, half-year and quarterly financial statements.

The Risks Committee which operates under the authority of the Chairman and CEO, is chaired by the CEO Delegate in charge of Finance and Strategy. The Committee’s role is to review the Group’s principal risks and to propose to the Executive Committee all decisions regarding risk management and the quality of internal control, as well as to assist General Management in its risk management reporting to the Audit Committee and Board of Directors. The Committee also ensures that Internal Control and Internal Audit Plans are in line with these objectives. In this respect, it validates and monitors the execution of the annual internal audit program and ensures the monitoring of the implementation of audit recommendations and corrective action plans. It is also kept informed of the main internal control work. In 2015, the Committee met four times.

The Employment and Skills Committee, which operates under the authority of the Chairman and CEO, is chaired, by delegation, by the Senior Executive in charge of Human Resources. It is made up of members of the Executive Committee or, by delegation, of their representatives. The Committee plays a key role in implementing the Group’s employment policy. The Employment and Skills Committee examines restructuring projects that may have a significant impact on jobs and job outlook in the Group’s business lines, divisions and countries. It also looks at all plans for external hires in France. In this context, it prepares recommendations to be submitted for the approval of the Executive Committee, and, if necessary, to the employee representation bodies. The Committee generally meets once a week.

The Disclosure Committee is operating under the authority of the CEO Delegate in charge of Finance and strategy. It is chaired, by delegation, by the Group Chief Accounting Officer, and includes the relevant Departments heads within the accounting, legal, internal audit, controlling, investor relations and communications fields. It ensures integrity, accuracy, and compliance with applicable laws and regulations and recognized practices, and ensures the consistency and quality, of the Group’s financial information. It carries out this mission within the procedural framework for the preparation and validation of financial information as defined by the Group. Accordingly, it examines all financial disclosures made by Orange SA, especially the consolidated financial statements, the annual and half-yearly financial reports, the quarterly financial information, the Registration Document filed with the AMF, the Annual Report on Form 20-F filed with the SEC, and any press releases containing financial information. In addition, the Committee looks at financial communication distributed by the principal listed subsidiaries. It met 16 times in 2015.

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5.3  Compensation and benefits paid to Directors, Officers and Senior Management

5.3.1    Compensation of Directors and Officers

The Company refers to the Afep-Medef Corporate Governance Code for listed companies as a general baseline, in particular for compensation matters. The tables below follow the Code’s classification system[10].

Table 1 - Summary of the compensation, stock options and shares allocated to each Corporate Officer

(in euros)	2015	2014
Stéphane Richard
Gross compensation in respect of fiscal year (detailed in Table 2)	1,445,770	1,324,440
Valuation of options allocated throughout the year	0	0
Valuation of performance shares allocated throughout the year	0	0
Total	1,445,770	1,324,440
Gervais Pellissier
Gross compensation in respect of fiscal year (detailed in Table 2)	1,073,260	1,073,260
Valuation of options allocated throughout the year	0	0
Valuation of performance shares allocated throughout the year	0	0
Total	1,073,260	1,073,260

Table 2 - Summary of the compensation paid to each Corporate Officer

Gross amounts (in euros)	2015		2014
	Amounts paid in respect of financial year	Amounts paid during the financial year	Amounts paid in respect of financial year	Amounts paid during the financial year
Stéphane Richard
Fixed compensation	900,000	900,000	900,000	900,000
Variable compensation	540,000	418,711	418,711	153,800
Multi-year variable compensation	0	0	0	0
Exceptional compensation	0	0	0	0
Attendance fees (1)	0	0	0	0
Benefits in kind	5,770	5,770	5 729	5 729
Total	1,445,770	1,324,481	1,324,440	1,059,529
Gervais Pellissier
Fixed compensation	600,000	600,000	600,000	600,000
Variable compensation	454,789	460,754	460,754	299,170
Multi-year variable compensation	0	0	0	0
Exceptional compensation	0	0	0	0
Attendance fees	na	na	na	na
Benefits in kind	18,471	18,471	12,506	12,506
Total	1,073,260	1,079,225	1,073,260	911,676

(1) Stéphane Richard has waived his right to receive attendance fees.

na: not applicable.

The compensation of the Chairman and Chief Executive Officer, and of the Chief Executive Officer Delegate, is set by the Board of Directors on the basis of a proposal by the Governance and CSER Committee.

ORANGE / 2015 REGISTRATION DOCUMENT - 286

Annual variable compensation

The introduction, on January 1, 2015, of a long-term element in the compensation structure was accompanied by a change in the percentage of the annual variable compensation payable in 2015, decreasing from 66.66% to 60% of annual fixed compensation (on an achieved targets basis) (see the description of the LTIP below in the Section Multi-year variable compensation).

Insofar as the first payment of the LTIP will not take place until 2018 (if the targets are met), the Board of Directors has decided that it will consider, in 2016 and 2017, whether to compensate or not, totally or partially, for any outperformance noted compared to the targets that have been set, by paying, if applicable, an annual variable compensation greater than 60%; the annual variable compensation remaining limited to 100% of annual fixed compensation.

Indicators used to determine variable compensation

In 2015, the structure of the annual variable compensation of the two Corporate Officers remained unchanged compared with 2014 and was based on the weighted average of four indicators that emphasize the Group’s growth, its profitability, quality of service and CSR performance. The weight allocated to each of these indicators has been adapted to factor in the change in variable compensation on an achieved targets basis:

- rate of growth in pro forma revenues (for 20%). For the Chairman and CEO, the target pro forma revenue growth is measured “excluding regulatory impact.” The criterion for the CEO Delegate is pro forma revenue growth;

- restated EBITDA (for 30%) - see Section 8 Financial glossary appendix;

- a composite indicator linked to the quality of service delivered to the Group’s consumer and business customers (17%): the mass market customer experience for the consumer market, weighted at 75%, and the global B2B customer experience for the Enterprise market, weighted at 25%;

- a composite CSR performance indicator (33%). The latter indicator reflects improvement measured by five human resources-related management indicators based on a semi-annual performance chart (weighted at 50%) and five social themes measured by semi-annual surveys of a representative sample of employees in France (also 50%).

Targets and results achieved

Growth in revenues

The pro forma revenue growth targets set for Stéphane Richard and Gervais Pellissier in 2015 were in line with the Group budget.

For Stéphane Richard, growth, excluding the impact of regulatory measures, of +0.27% (compared with -1.6% in 2014 and -2.6% in 2013), triggered the indicator for an end result of 1.18, on the basis of the elasticity curve (which has a trigger point of -2%) and indicator weighting.

For Gervais Pellissier, negative growth of -0.12% (compared with -2.5% in 2014 and -4.5% in 2013) also triggered the indicator for an end result of 1.67, on the basis of the elasticity curve (which has a trigger point of -2.51%) and indicator weighting.

Restated EBITDA

The restated EBITDA target set for Stéphane Richard and Gervais Pellissier for 2015 was also in line with the Group budget. With restated EBITDA reaching 12,426 million euros, the objective was exceeded and application of the elasticity curve and indicator weighting put the result at 1.18.

Quality of service

In 2015, the target for the mass market customer experience indicator was 77; the final figure was 77.2 versus 75 in 2014 and 74.5 in 2013.

For the global indicator B2B customer experience, the target was set at 100% and the final figure was 102.1%, compared to 101.6% in 2014 and 98.42% in 2013.

The elasticity curve and indicator weighting gave a valuation of 1.10.

CSR performance

The target was to achieve overall progress in the ten indicator components between two consecutive half-year periods. The annual recorded result was the average of the indicator values for the first and second halves of 2015.

The end result was (3+2)/2 = 2.5; the elasticity curve and indicator weighting valued CSR performance at 1.25.

Calculation of the variable portion

The combination of the four indicators values results in a coefficient of 1.189 for Stéphane Richard and 1.288 for Gervais Pellissier. The application of these results to the variable target of 60% yields the following results:

- For Stéphane Richard: the calculated variable compensation is 900,000 euros multiplied by 60% multiplied by 1.189 = 642,070 euros, or 71.34% of his fixed compensation;

- For Gervais Pellissier: the calculated variable compensation is 600,000 euros multiplied by 60% multiplied by 1.288 = 463,820 euros, or 77.30% of his fixed compensation.

The application of the criteria used by the Board of Directors for 2015 for the Chairman and CEO and the CEO Delegate thus results in a level of variable compensation greater than the target rate of 60%. Consequently, the Board of Directors, at its meeting of February 15, 2016, considered whether to compensate or not for all or part of the outperformance:

Annual variable compensation of Stéphane Richard

The Chairman and CEO noted that the calculation of the variable portion came to to 71.34% of his annual fixed compensation and did not wish to receive any payment for outperformance.

The Board of Directors has noted the position of the Chairman and CEO and, on the proposal of the CSER Committee, agreed to the payment of a gross annual variable compensation for 2015 of 540,000 euros, or 60% of his fixed compensation.

Variable compensation of Gervais Pellissier

The Board of Directors, on the proposal of the CSER Committee, decided to allocate to Gervais Pellissier variable compensation of 454,789 euros, or 75.8% of his fixed compensation.

Variable compensation during the 2016 fiscal year

The Board of Directors Meeting on February 15, 2016, also renewed the 2015 variable portion indicators for 2016 with the same respective weights.

Stéphane Richard and Gervais Pellissier will receive a variable portion of 60% of their annual fixed compensation on an achieved targets basis. In case of outperformance (variable portion greater than 60%), the Board of Directors will consider paying all or part of the outperformance, on the proposal of the CGRSE; the maximum amount of the annual variable compensation remaining unchanged and being capped at 100% of the fixed annual compensation.

The new CEO Delegates, Pierre Louette and Ramon Fernandez, appointed starting on January 1, 2016, will receive a variable portion, on an achieved targets basis, equal to 50% of their annual fixed compensation (see Section Compensation items of the two new Chief Executive Officer Delegates below).

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Incentives and profit-sharing agreements

The Chairman and CEO and the CEO Delegates are not entitled to benefit from incentive agreements or employee profit-sharing agreements.

Multi-year variable compensation

The Board of Directors opted to change the compensation structure for the Chairman and CEO and that of the CEO Delegates as of January 1, 2015, with the implementation of a long-term incentive plan (LTIP). The aim of the LTIP is to enable Corporate Officers to be compensated for long-term performance over three years. This change reflects the Group’s upcoming strategic project.

The Board has set stringent criteria for the LTIP: Orange’s Total Shareholder Return (TSR), on a relative basis, compared with that of the Eurostoxx 600 benchmark index, and the change in value of the Group’s market share, achievement of which will be assessed separately on a hit or miss basis. Each of these criteria has an equal weight of 50%. The overall results will then be adjusted by +/-15% based on the achievement of targets determined in line with the new strategic plan and submitted to the Board of Directors for approval.

The annual amount of the LTIP, on an achieved targets basis, will form 40% of the fixed annual compensation and will be capped at the same level. If targets are reached, the first payment of the LTIP will take place in May 2018.

Benefits in kind

Stéphane Richard and Gervais Pellissier each have a company car with chauffeur and consulting firm services for personal legal assistance relating to their role capped at 100 hours a year for the Chairman and Chief Executive Officer, and 20 hours for the CEO Delegate. They are also provided with a telephone line with unlimited calls, plus equipment, particularly computers, needed to perform their duties.

Miscellaneous

Stéphane Richard and Gervais Pellissier are enrolled in the Orange group’s death and disability and supplemental health insurance plans, which is applicable to Corporate Officers.

Table 3 - Attendance fees and other compensation paid to non-executive Directors

Attendance fees

Directors	Amounts paid in 2016 (in respect of the 2015 financial year)	Amounts paid in 2015 (in respect of the 2014 financial year)	Amounts paid in 2014 (in respect of the 2013 financial year)
Daniel Bertho (1)	42,000	44,535	5,778
Bpifrance Participations	40,000	36,790	19,917
Jean-Luc Burgain (1)	48,000	60,026	50,000
Ghislaine Coinaud (1)	52,000	52,280	34,000
Bernard Dufau	75,000	84,230	58,000
José-Luis Durán	44,000	46,472	30,000
Charles-Henri Filippi	50,000	54,217	46,000
Daniel Guillot (1)	52,000	58,089	50,000
Claudie Haigneré	44,000	42,599	34,000
Helle Kristoffersen	42,000	47,440	32,000
Anne Lange (2)	27,944	na	na
Antoine Saintoyant (3)	52,000	60,026	28,278
Mouna Sepehri	60,000	14,442	na
Jean-Michel Severino	40,000	60,026	46,000
Former directors
Caroline Angeli (1)	na	na	42,194
Olivier Bourges (3)	na	na	1,778
Pascal Faure (3)	na	na	1,278
Pierre Graff (3)	na	na	10,083
Muriel Pénicaud	na	30,739	58,000
Henri Serres (3)	24,056	58,089	37,694
Total	693,000	750,000	585,000

(1) Directors having requested that their attendance fees be paid directly to their trade union.

(2) Director proposed by the government, 70% of whose attendance fees are paid to the French Treasury.

(3) Directors representing the French government whose attendance fees are paid to the French Treasury.

na: not applicable.

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In accordance with the law, the maximum amount of attendance fees that can be paid annually to directors is set by the Shareholders’ Meeting. The resolution approved remains valid until a new resolution is adopted. The Shareholders’ Meeting of May 27, 2014 set this amount at 750,000 euros, due in particular to the increased work of the Board’s committees.

Within the limit decided by the Shareholders’ Meeting, and on a proposal from the Governance and CSER Committee, the Board of Directors decides at the start of each year on the amount of attendance fees that it will allot to its members for the past year and their allocation rules. At its meeting of February 15, 2016, the Board of Directors decided to continue for 2015 the rules for allocating and the procedures for calculating the attendance fees set for 2014, namely:

- a fixed amount of 10,000 euros per director per year;

- an amount directly related to the attendance rate and to the participation in the work of the Board and its committees, namely:

-  2,000 euros per meeting of the Board of Directors and the Strategic Seminar,

-  2,000 euros per meeting of the Audit Committee, the CSER Committee or the Innovation and Technology Committee,

-  1,000 additional euros per committee meeting for the Chairmen of the aforesaid Committees;

- a fixed amount of 15,000 euros per year for the Lead Director for his assignment.

Attendance fees paid to directors representing the French government are paid to the French Treasury. In addition, the directors elected by the employees have requested that their attendance fees be paid to their trade union.

Other compensation

The table below shows the compensation paid to the directors elected by the employees and to the director elected by the Shareholders’ Meeting to represent the employee shareholders, excluding attendance fees (already mentioned above).

Gross amounts (in euros)	Amounts paid en 2015	Amounts paid en 2014
Daniel Bertho	39,416	39,986
Jean-Luc Burgain	66,390	67,343
Ghislaine Coinaud	39,020	36,893
Daniel Guillot	83,675	78,947

With the exception of this compensation, non-executive Directors receive no compensation other than attendance fees.

Furthermore, there are no contracts linking any Director to Orange SA or any of its subsidiaries that provide for the granting of any benefits to this Director at the end of his term.

Table 4 - Stock-options allocated to each Corporate Officer during the fiscal year

Orange did not set up any stock-option plans in 2015. As a result, during the 2015 fiscal year, neither Orange SA nor any other of the Group’s companies granted any option to buy existing shares or to subscribe for new shares to Corporate Officers.

Table 5 - Stock options exercised by each Corporate Officer during the fiscal year

Stéphane Richard has no option to purchase or subscribe for shares.

Gervais Pellissier, the only Corporate Officer to have received options, did not exercise any of them during the 2015 fiscal year (see Table 8 below).

Table 6 - Performance shares allocated to each Corporate Officer during the fiscal year

During the 2015 fiscal year, neither Orange SA nor any other of the Group’s companies granted any performance shares to Directors and Officers.

Table 7 - Performance shares vested to each Corporate Officer during the fiscal year

None.

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Table 8 - History of stock-option grants

Stock options granted by Orange SA (formerly France Telecom SA)	Plan October 2005	Plan March 2006	Plan May 2007	Total
Date of Shareholders’ Meeting authorizing the plan	9/1/2004	9/1/2004	9/1/2004
Date of Board Meeting granting the options	10/26/2005	3/8/2006	5/21/2007
Number of beneficiaries	3,747	165	1,152
Total number of options granted	14,516,445	536,930	10,093,300	25,146,675
o/w options granted to Orange SA Directors and Officers:
- Gervais Pellissier	13,570	41,430	53,000	108,000
options granted to top ten beneficiary employees	645,000	121,350	605,000	1,371,350
First possible vesting date	10/26/2008(1)	3/8/2009(1)	5/21/2010
Expiration date	10/26/2015	3/8/2016	5/21/2017
Stock option exercise price	€23.46	€23.46	€21.61
Number of options exercised during the 2015 fiscal year	0	0	0	0
Total number of options exercised at 12/31/2015	53,490	0	43,500	96,990
Total number of canceled options at 12/31/2015	14,462,955	266,960	1,936,600	16,666,515
Total number of options outstanding at 12/31/2015	0	269,970	8,113,200	8,383,170

(1) For non-French resident beneficiaries.

The stock option plans granted in October 2005 and in March 2006 expired, respectively, on October 26, 2015 and on March 8, 2016. Of the total of 15,053,375 options granted at the exercise price of €23.46, only 53,490 options have been exercised. Gervais Pellissier, the only Corporate Officer to have received options (55,000 from the two plans), has not exercised any of them.

The various stock-option and share-purchase plans granted by Orange SA and its subsidiaries are also described in Note 5.3 to the consolidated financial statements.

Table 9 - History of performance share grants

On July 27, 2011, Orange introduced a free share award plan covering 16.7 million shares for approximately 150,000 employees. The Board of Directors on March 5, 2014, having confirmed that the performance criteria specified in the plan had not been fulfilled, this plan ended without any shares being allocated (except for those allocated to the heirs and assignees of deceased beneficiaries).

Table 10 - Other benefits granted to Corporate Officers

Corporate officers	Employment Contract	Supplemental retirement plan	Compensation or benefits due or likely to be due upon termination or change of office	Compensation payable under a non-competition clause
Stéphane Richard	No	No	No	No
Gervais Pellissier	No	No	No	No

Employment Contract

Stéphane Richard’s employment contract was rescinded on March 1, 2010 when he was appointed as Chief Executive Officer. He would not receive deferred compensation in the event of his term as Chairman and Chief Executive Officer being terminated.

Gervais Pellissier’s employment contract was suspended on November 1, 2011 when he was appointed as CEO Delegate. This suspension will end at the same time as his term as CEO Delegate.

The contractual termination settlement provided for members of the Executive Committee (see Section 5.3.2 Compensation of members of the Executive Committee) and applicable to Gervais Pellissier was suspended along with his employment contract.

Should this contract be reactivated, Gervais Pellissier would be eligible for a fixed contractual settlement equal to fifteen months of his annual gross base and variable salary, provided that Orange decides to terminate his contract before he reaches the legal retirement age. The base used to calculate the settlement would be the last 12 months of his compensation as an employee. The settlement would also include any severance pay potentially due to him.

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Eligibility for the defined benefit pension plan

Stéphane Richard is no longer eligible for the supplemental retirement plan set up for employees classified as “off the matrix.”

Gervais Pellissier is not eligible for a defined benefit pension plan, as he is a Corporate Officer. In any event, he does not meet the requirement of seven years’ service to qualify for this plan. He joined the Group on October 17, 2005, and his seniority in respect of the pension plan has been frozen since his appointment as a Corporate Officer on November 1, 2011.

Should Gervais Pellissier remain within the Group from the end of his term of office until his retirement (the condition for benefiting from the plan), the period during which he was a Corporate Officer would not be taken into account, in terms of either seniority or compensation, in the calculation of his pension.

Provisions for pensions, retirement, and other benefits

See Note 5.4 to the consolidated financial statements Executive Compensation (Section 4.1).

At December 31, 2015, no Director or Officer was eligible for retirement benefits from Orange.

Compensation items of the two new Chief Executive Officer Delegates

At its meeting of December 2, 2015, the Board of Directors approved, on the proposal of the Governance and CSER Committee, the following compensation items for the two new Chief Executive Officer Delegates, Pierre Louette and Ramon Fernandez, appointed starting on January 1, 2016:

- annual fixed compensation of 600,000 euros;

- eligibility for annual variable compensation for 2016 (with payment in March 2017), set and capped (subject to achieving targets) at 50% of the annual fixed compensation;

- eligibility for the long term incentive plan (LTIP) the first payment of which will occur in 2018, if targets are achieved; the LTIP, subject to achieving targets, will represent 40% of the annual fixed compensation and is limited to this amount.

Pierre Louette and Ramon Fernandez will receive benefits in kind, such as a company car, computing and telephone equipment and personal legal and tax assistance services.

Pierre Louette and Ramon Fernandez are enrolled in the Group’s supplemental death and disability insurance plan. Finally Pierre Louette will have his right to enter the defined benefit retirement plan set up for employees, classified as “off the matrix,” suspended during his term as Corporate Officer. Should Pierre Louette remain within the Group until his retirement (a condition for claiming benefits from the plan), the period during which he was a Corporate Officer will not be taken into account, in terms of either seniority or compensation, in the calculation of his pension. Ramon Fernandez does not benefit from this plan that was eliminated for new recruits prior to his arrival in the Group.

The employment contracts of Pierre Louette and Ramon Fernandez have been suspended since January 1, 2016.

5.3.2    Compensation of members of the Executive Committee

The total gross amount of compensation paid in respect of the 2015 fiscal year (on a pro rata basis in the event of departures and appointments during the course of the year) by Orange SA and its controlled companies to all of the Orange Executive Committee members, excluding employer expenses, was 9,606,389 euros, compared to 9,045,413 euros in respect of 2014, i.e. an increase of 6.23%. This increase is due to the increased variable portion figures as a result of Group performance in 2015 and by the development of the Executive Committee in 2014, the full effects of which were felt in 2015. The Executive Committee’s compensation nevertheless remains below that of 2012 by close to 5%.

This amount includes all compensation paid during the 2015 fiscal year: gross salaries, bonuses (including variable compensation), benefits in kind and profit-sharing. However, it does not include incentive bonuses or any employer contributions that will be made in relation to employee savings plans, as these amounts were not known at the time of writing (incentive bonuses and employer contributions paid in the first half of 2015 in respect of 2014 totaled 144,929 euros).

The employment contracts of the members of the Executive Committee include a clause providing for contractual severance pay up to a maximum of 15 months’ salary based on total annual gross compensation (including any termination pay provided for by industry-wide collective agreements).

The members of the Executive Committee do not receive attendance fees for their positions as Directors of Officers of Orange group’s subsidiaries. During the 2015 fiscal year, they received no stock options or performance shares from Orange SA, or from any other company within the Group.

The compensation structure for members of the Executive Committee changed from January 1, 2015 with the roll-out of the same Long-term Incentive Plan (LTIP) as that applicable to Corporate Officers, with identical performance criteria (see Section 5.3.1 above).

Stock-options granted to the top 10 employees that are not Corporate Officer and options exercised by them

During the 2015 fiscal year, neither Orange SA nor any other of the Group’s companies granted employees with stock options.

During the 2015 fiscal year, no options were exercised by employee beneficiaries (see above Table 8 - History of Stock-Option Grants).

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5.4  Risk management

A permanent improvement process is in place in order to continually improve internal control and risk management within Orange.

The risk management and internal control system consists of an organization, procedures and controls implemented by Management and all employees under the responsibility of the Board of Directors, and is intended to provide reasonable assurance that operating targets are met, that current laws and regulations are complied with, and that the financial information is reliable. It is notably implemented in compliance with the US Sarbanes Oxley Act, the French Financial Security Law of July 17, 2003 and the Government Order of December 8, 2008 transposing the 8th European Directive. Policies and systems relative to insurance, ethics, compliance and security also contribute to risk management policy.

In addition, the Group’s Inspector General, reporting directly to the Chairman may conduct, exclusively on the Chairman’s request, reviews or surveys that could cover any Group entity. He is informed about the work of General Control and Internal Audit and may request their input. The Group Inspector General sits on the Risks Committee.

In accordance with the provisions of the 8th European Directive, the Audit Committee of the Board of Directors is, among its other duties, in charge of monitoring the effectiveness of the internal control and risk management systems.

5.4.1    Audit, Control and Risk Management

The Group Audit, Control and Risk Management Department (DACRG) reports to the Chief Executive Officer Delegate in charge of Group Finance and Strategy. It gathers within one single body the following functions: Internal Audit, Risks Management, General Control, Credit Management, Internal Control, Fraud and Revenue Assurance and a Finance Support team.

Its role is to coordinate and assess the Group’s internal control and risk management system on behalf of management with a view to providing integrated assurance that offers the best balance between risks and opportunities, which truly addresses operational needs and concerns, by building on a team of experts and co-designing innovative approaches, in cooperation with the other teams responsible for Group risk management, while preserving audit independence.

Central to the Group’s challenges and strategy, this department provides integrated assurance by:

- supporting major changes;

- protecting revenues and collection;

- proposing solutions to improve risk management;

- preventing, detecting and tackling fraud;

- supporting the Group Compliance Department;

- creating value by proposing improvement projects.

Internal control’s continuous improvement process can, for example, be seen in:

- updates of the fraud prevention processes for which updated modules are issued on a regular basis;

- risk management training for Directors and Chief Executive Officers of subsidiaries;

- the focusing of audit work on the Group’s main risks;

- and the implementation of a self-assessment approach encompassing the main activities, the Orange IC Book (see the Internal Control section below), which enables entities to benchmark themselves compared with the level of risk management expected by the Group.

The DACRG organizes Internal Control reviews involving Executive Committee members. They are primarily designed to provide assurance that the internal control system is effective, namely that the main risks have been properly identified and the appropriate steps taken to limit their potential impact. These reviews are part of the integrated assurance between operational functions and functions in charge of risk management.

In 2015, for the first time, the DACRG obtained ISO 9001 version 2008 certification from AFAQ/AFNOR. This quality approach makes it possible to improve and simplify processes with a view to adopting best practices that satisfy both customer and regulatory requirements.

The DACRG’s activities are in line with best practices promoted by the Institut français des auditeurs et contrôleurs internes (IFACI) and the Association pour le Management des Risques et des Assurances de l’Entreprise (AMRAE).

Internal Audit

Group Internal Audit has around 70 qualified auditors working in shared services for all Group entities. They are for the most part located in France. However there are also local audit teams which are mainly located in those operator subsidiaries that are not fully owned by the Group (primarily in Europe at Orange Polska and Mobistar, and in Africa in particular at Sonatel). In France and Poland, Orange’s Internal Audit is certified on an annual basis by IFACI Certification, based on the professional benchmark for internal audits (known as RPAI in French).

The joint operations with Deutsche Telekom (EE, Buyin) were subject to audits conducted jointly by the Group’s and Deutsche Telekom’s Internal Audit Departments. The EE joint venture, created by merging Orange’s and Deutsche Telekom’s businesses in the United Kingdom (which was disposed of in January 2016), has its own Internal Audit team.

By means of its audit assignments, Internal Audit helps the Group to maintain an appropriate management control system by assessing its effectiveness and efficiency and by issuing recommendations for its ongoing improvement. The recommendations arising from internal audit assignments are systematically monitored and lead in particular to action plans that are drawn up and implemented by the Group’s divisions and subsidiaries. These assignments include, among others, checks performed at the request of the Group’s Internal Control Department as part of the systematic assessment of internal financial control, particularly tests of the operating effectiveness of the internal control system and cyclical audits performed on the internal control system of smaller subsidiaries. Internal Audit also contributes to the approach of risk identification, assessment and processing through the results of its audit assignments and its recommendations.

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Risk Management

Group Risk Management defines the Orange group’s strategy and approach to risk management. To this end, it oversees the risk management activity and follows up on the corresponding action plans, drawing on the network of risk managers in Group entities and subsidiaries. It is also responsible for identifying risks for the Risks Committee and for driving the risk management methodology and framework.

At least once per year, each of the Group’s Operational Departments (France, Europe, MEA, Enterprise) and functions identifies the risks in its area. Risk identification is completed, where relevant, by a description of action plans designed to mitigate these risks and reinforce internal control, as well as by an inventory of serious incidents. The list of serious incidents, changes to the list of risks and monitoring of implementation of action plans are assessed during internal control reviews of each Department.

In addition, once a year, each member of the Executive Committee is asked to outline their personal view of the risks facing the Group.

Based on the combined view of Group entities and management, the risk maps form the basis around which processes of control articulate.

All of the above is reviewed at least annually by the Group Risks Committee and presented at a joint meeting to the Audit Committee, the Governance and Corporate Social and Environmental Responsibility Committee and the Innovation and Technology Committee of the Board of Directors. This approach includes a risk review described under Section 2.4 Risk factors in this document.

The risk management charter, signed by all members of executive management, was disseminated within the Group. A self-assessment questionnaire on the main provisions of the Charter, included in the Orange IC Book, is submitted annually to over a hundred subsidiaries and organizational entities.

General Control

General Control involves, at the request of Executive Committee members or their respective management committees, or following a report from the ethics warning system, investigations on matters involving employees that may run counter to the Group’s interests. These matters may involve instances of fraud, conflicts of interest, damage to Group assets, behavioral problems and in general any acts by employees that conflict with Group rules. In this respect, General Control works in a complementary manner to the various departments within the DACRG. General Control is represented in France by investigation units and at Group level for international cases by general controllers. Various countries including Poland, Spain, Romania and Senegal have established dedicated internal units that work closely with General Control.

Credit Management

The Group’s Credit Management Department is charged with minimizing the financial risks associated with the credit granted to our customers. Its purpose is to have a consolidated vision of the credit risks with our clients and partners and to implement tools that allow these risks to be managed. In order to do this, it depends on local teams or contacts and on the processes in place in each operational entity.

It disseminates the culture of credit management within the Group and facilitates the sharing and circulation of information.

Internal control

Group Internal control draws up and implements the Internal control strategy within the Group. To this end, it defines a methodology, a process and the necessary tools for its application. It rolls them out annually, particularly as regards:

- the internal control self-assessment program, on the basis of amongst other things a best practices guide drawn up with the relevant Group functions, the Orange IC Book;

- Sarbanes-Oxley certification for financial internal control;

- the organization and coordination of Internal Control reviews involving Executive Committee members, with all contributors within the DACRG.

The internal control evaluation, including the implementation and monitoring by the relevant functions of action plans, is presented to the Group Risks Committee.

Group internal control coordinates the local internal control functions and the persons in charge of the control environment domains, giving them support and advice to ensure the quality and the control of their system. It also ensures a follow up towards the heads of the governance committees (see Section 5.2.3.3 Executive Committee and Group governance committees). The role of the local Internal Control functions is to assist the operating managers of their entities, in order to help them structure and maintain an efficient internal control system, which meets both their own and the Group’s requirements. In this context, the local Internal Control departments apply the directives issued by the Group’s Internal Control Department within their own entity, and ensure the smooth running of the system at their own level. They are in charge of applying the methodology and providing training and support for operating staff, as well as monitoring the progress of the action plans.

The internal control self-assessment approach is implemented in close coordination with the Group’s main functions. It aims to promote the Group’s policies and best practices and, where applicable, assess the quality and the maturity of internal control processes in the various entities. In this last case, the aim is to identify the main improvements required to the internal control system and to implement corrective actions. Where necessary, internal audits allow to make sure of the self-assessment findings and the relevance of the action plans.

Fraud and Revenue Assurance

Group Fraud and Revenue Assurance (GFRA) defines the Orange group’s strategy and approach to fraud prevention and detection, as well as to the assurance of the Group’s revenues. To support deployment of this strategy, GFRA works very closely with their Internal Control and Risk Management colleagues, along with other corporate and local entity teams.

Orange has adopted a risk-based approach to the management of fraud. GFRA constantly monitors existing and new fraud risks as well as any new fraud related legislation. This enables Orange to take into account changes in the fraud risk environment and to adapt its anti-fraud strategy accordingly. GFRA maintains the Group’s fraud risk map, which covers all anticipated risks in this domain (including, for example, fraud in the financial statements, technical fraud and cyber fraud, impersonation fraud, missing trader VAT carousels, terrorist financing and money laundering).

Orange has preventative controls in place to reduce the probability of frauds which may constitute a major risk. Since prevention cannot be 100% effective, the Group has also defined a control framework designed to detect instances of fraud. Any cases or suspicions identified through these controls are investigated and are processed in compliance with the law and our ethical standards.

Orange believes that in order to manage fraud risk and to assure revenues, the cost of fraud and revenue leakage must be managed at a local level and consolidated at Group level, allowing major incidents to be analyzed and treated, and any emerging trends identified. With regard to the production of Group financial information, the approach defined by GFRA includes such applicable risks as frauds committed by management or fraud within the financial statements.

Detecting fraud is the responsibility of management, which is assisted by GFRA and local fraud detection specialists in the Group entities.

A warning system is in place, in accordance with the Sarbanes-Oxley Act. This system allows any employee to use a dedicated email address to report any acts that may constitute an offense or fraud, or

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that may reveal instances of corruption, particularly in the areas of finance, and more specifically, accounting and payments. The defined procedure ensures that the alerts are treated confidentially and independently, outside the chain of command, if necessary. It safeguards the protection of staff members as well as the rights of the individuals concerned by such reports.

When internal fraud is strongly suspected, investigations are generally entrusted to specialized services, in particular to General Control. Investigation services are responsible for establishing the existence of facts. In the event of internal fraud, Company management determines the penalties. For all cases detected (internal or external fraud), the civil, criminal, or legal consequences are considered after the recommendations of the Company’s Legal Department.

Fraud cases are analyzed by GFRA in order to assess control measures and therefore better prevent and detect similar fraud cases.

5.4.2    Specific internal control procedures pertaining to the preparation and processing of accounting and financial information

The Group Accounting Department and Group Controlling Department, which also report to the Chief Executive Officer Delegate in charge of Group Finance and Strategy, have a decisive role in the internal control system.

The Group Accounting and Group Controlling Departments have the following key duties:

- producing the Group’s consolidated financial statements and the statutory financial statements for Orange SA and certain French subsidiaries within time frames that meet financial market requirements and legal obligations while guaranteeing that the statements provide a true and fair view of the Company in compliance with the accounting policies adopted by the Group;

- preparing the management reports on the statutory and consolidated financial statements and producing the necessary documentation for financial communication of results and the summary of management reporting for the Executive Committee;

- managing the monthly and quarterly reporting cycle allowing management to measure the Group’s performance on a regular basis;

- designing and implementing Group methods, procedures and standards frames for Accounting and Management Controlling;

- identifying and carrying out the necessary changes to the Group’s accounting and financial information systems.

Within these divisions, the internal control of accounting and financial information is organized around the following elements:

- the Disclosure Committee (see Section 5.2.3.3);

- the Group Accounting and Controlling function;

- unified Accounting and Management Reporting; and

- Group-wide accounting standards and methods.

Unified accounting and management reporting

All of the Group’s entities participate in the Group’s management and monitoring cycle, which is composed of three basic components:

- the forecasting process (plan, budget, and periodic internal provisions);

- the process for producing statutory accounts and the Group’s consolidated financial statements; and

- the Management Reporting process.

The forecasting process (plan, budget, and periodic internal provisions)

The Group budgeting process requires regular updates of projections and management’s involvement. It is worked out by country and division, business unit, and Group subsidiary.

The budget must reflect the Group’s ambitions at each level of the organization. It includes a yearly goal based on year one of the multi-year plan and forecasts that are updated in May, including an updated second-half goal, and in October-November to better evaluate target figures for year-end.

The budget dossier is composed of:

- packages of financial data (including cash flow statements), along with comments summarizing, in particular, major actions;

- capital expenditure by project; and

- analysis of risks and opportunities.

As part of the budget process, the divisions establish and analyze the performance indicators. The budget and updated projections are established on a monthly basis to be used as a reference for the Group’s monthly reporting.

Moreover, the Group draws up a multi-year plan with the main Group entities, setting out the medium-term financial trajectories for the Group and its main entities.

Process of preparing the companies’ statutory financial statements and the Group’s consolidated financial statements

The financial statements of Orange are prepared in accordance with the following principles:

- performing a pre-closing of accounts at the end of May and the end of November;

- anticipating the use of estimates and the treatment of complex accounting operations; and

- formalizing closing processes and schedules.

As such, documenting the processes leading to the production of financial information up to the filling of consolidation packages constitutes a common framework for all contributors, thus strengthening internal control within the accounting and management controlling function.

Instructions from the Management Controlling and Accounting Divisions specifying the process and agreed timeline for each closing are circulated within the Group, and then broken down by subsidiary.

Consolidation packages are created monthly by Group’s entities according to IFRS accounting policies and entered in the Group’s consolidation and reporting tool.

The Group’s principles, when they are compatible with the local rules applicable to the statutory financial statements, prevail, in order to limit subsequent restatements. However, in the event that principles inconsistent with those of the Group are applied in an entity’s statutory financial statements and have a significant impact on measuring earnings and assets, the entity restates those items for consistency.

Identification, regular measurement, and reconciliation of accounting methods between statutory financial statements and Group standards are the responsibility of each entity and communicated to the teams responsible for the Group’s financial management.

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The identification and assessment of unrecognized contractual commitments are covered by a specific report drawn up annually by the Legal and Finance Departments, working in close collaboration. The main contractual commitments made by the Group and likely to have a material impact on its financial position are considered by the Claims and Commitments Committee, (see Section 5.2.3.3 Executive Committee and Group governance committees).

Management reporting process

The reporting process is a major element in the control and financial information process. It is a major tool for monitoring, controlling, and for the Group’s General Management. The reconciliation of accounting and forecast data, along with the monthly review at each level of the Group contributes to the quality and accuracy of the information produced. This method, established by the Controlling and Accounting Departments, is repeated in all entities of the Group and at each level of the organization (business unit, division and Group).

The definition of Group report contents and media that are used to track the achievement of Group objectives is established on a regular and consistent basis. The financial data in reporting come primarily from the Group consolidation and reporting tool, and the reporting formats are standardized. The reports are validated by the country financial controllers.

This reporting allows to track the Group’s management and performance indicators, and is articulated around the following:

- a monthly performance chart aiming to provide the Chairman and Chief Executive Officer and the Executive Committee with the key operating indicators for the Group and the major events and alerts for the month;

- monthly reports broken down by published segment, line of business, and country; these include financial and operating indicators.

Business reviews are organized with each country, at the level of the Executive Committee, under the authority of the CEO Delegate. Their purpose is to pilot the activity and review the updated end-of-year forecast. These monthly reviews are attended by the Group Finance Department with the country’s Manager and finance function. The Chairman and Chief Executive Officer participates in the quarterly reviews. These reviews are based on a formalized report structure. Gathering of information for these reports is organized for each country according to the Group’s reporting instructions.

Group-wide accounting standards and methods

In order to draw up projected and actual consolidated statements, the Group has opted for the unification principle which implies:

- an homogeneity of the reference system, the accounting methods and consolidation rules;

- the standardization of reporting formats; and

- the use of a common consolidation and reporting application within the Group.

The Group has a single reference system that standardizes all items in the consolidated reporting, including unaccounted commitments. This reference system is the responsibility of the Group’s Accounting Department. All of the Group’s consolidated companies have adopted this system.

Within the Group’s Accounting Department, the Department of Accounting Principles is responsible for defining and disseminating the Group’s accounting policies under IFRS standards. It also keeps an eye on norms evolution and formalizes on a systematic and structured basis the IFRS Group accounting policies through the Group’s accounting manual, closing instructions, and information or training meetings.

This system is completed by the existence of accounting principles correspondents in the countries and divisions. It identifies accounting problems encountered locally, disseminates the Group’s accounting policies in divisions, countries, entities and accounts departments and ensures that the training needs of personnel with responsibility for the efficient application of the Group’s accounting policies are met.

ISO 9001 Quality Certification for the Accounting Department

Since 2001, Orange SA obtained the ISO 9001 v2000 standard certification in the area of Quality Management for accounting services in France, issued by AFAQ/AFNOR. Since 2007, all of the departments in the Group Accounting Department based in France have received ISO 9001 v2000 certification. It has been decided that, starting from 2010, the process for the ISO 9001 v2008 standard awarded by AFNOR will be renewed for new three-year certification cycles.

This approach allows for each accounting process, to look for ways of improving, simplifying, and adopting best practices, so that the financial statements can be produced in a timely manner and so that they meet satisfactorily the regulatory quality standards.

The management of the accounting function annually clarifies quality targets, namely: improving the performance and services provided, building its partners’ trust, and increasing the professional standards of all involved.

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5.4.3    Summary of work on internal controls implemented under Section 404 of the Sarbanes-Oxley Act

Because it is listed on the New York Stock Exchange, Orange is subject to the US Sarbanes-Oxley Act. In accordance with the provisions of Article 404 of the Act, the Chairman and Chief Executive Officer and the CEO Delegate in charge of Group Finance and Strategy, must prepare a report in which they make a statement about the effectiveness of internal controls in the production of the Group’s financial statements, prepared in accordance with IFRS standards and presented in the Annual Report (Form 20-F) that is filed with the Securities and Exchange Commission (SEC) in the United States. The Statutory Auditors make their own internal control evaluation. The Management and Statutory Auditors Reports appear annually in the Annual Report on Form 20-F.

To better meet the requirements of Article 404 of the Act, Orange, under the Group’s Internal Control Department, implements a permanent program to reinforce the internal control culture across the entire Group.

By applying standards issued by the SEC, Orange has targeted its internal financial control system on significant risk areas, which has enabled it to be more relevant and more effective and to limit the Group’s assessments to the controls covering these risk areas.

Where the reliability of its financial information is concerned, Orange relies on an internal control organization based on the internationally recognized framework of the 2013 Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Orange classifies the five component parts of the COSO under two headings:

- control environment (governance committees, overall policies and procedures); and

- operational control (flows and processes).

The annual work program, which covers the control environment and the operational control, is made up of the following main actions, based on the risks that have been identified:

- prescoping: identifying Group Governance Committees, as well as areas relevant to the control environment and classifying consolidated entities into homogeneous groups, in line with the audit of the financial statements; two subsidiaries acquired in 2015 were not included in the scope of the review - Jazztel and Médi Telecom, representing 1.4% and 0.6%, respectively of consolidated revenues, and 2.4% and 1%, respectively, of consolidated assets;

- scoping: identification by entity of the areas relevant to the control environment as well as flows and information systems supporting these flows;

- documentation on the internal control system implemented and the assessment of its effectiveness.

Furthermore, the Statutory Auditors carry out an independent evaluation of the financial internal control system.

The evaluation for the 2015 fiscal year did not reveal any material weakness. The Chairman and Chief Executive Officer and the Chief Executive Officer Delegate in charge of Group Finance and Strategy concluded that the internal control system that applies to the production of financial statements was operationally effective.

5.4.4    Compliance

As a responsible operator, Orange committed to conduct its operations in a sound business environment. Due to the international nature of its business, the Group must also incorporate a certain number of local and international regulatory and legislative constraints, which have an extraterritorial scope. To meet these challenges, in August 2012 the Orange Group created its compliance organization. The Essentials 2020 strategy, designed to drive the Group’s international growth as well as its development in mobile financial services and the Internet of Things, coupled with the ever-expanding field of Ethical and Compliance issues, has resulted in a change in Orange’s risk profile which the Group addressed in December 2015 by strengthening its compliance system.

The Group compliance team was set up in 2012 and strengthened in 2015. It reports to the Group Chief Compliance Officer, who reports in turn to the Chief Executive Officer Delegate for Finance and Strategy. This team is in charge of designing, rolling out and coordinating Group-wide compliance programs, backed by a network of Compliance Officers and legal counterparts across the main divisions and subsidiaries.

Issues may be referred directly between the Chairman and Chief Executive Officer and the Chief Compliance Officer of the Group. The latter is also co-Chairman of the Ethics Committee (see Section 5.6).

Keeping non-compliance risks under control hinges on a relevant and well-suited approach shaped around a six-fold process. The main components of this approach, actively supported by Stéphane Richard and the entire Group Executive Committee, aim to identify and analyze the risks, roll out action plans to limit their impact on operations, design a simple and effective control strategy, inform, train and share.

Non-compliance risks relate to a number of fields, particularly those of prevention of corruption and adherence to international economic sanctions.

Anti-corruption policy

On December 21, 2012, the Chairman and Chief Executive Officer announced that the Group was strengthening its approach to preventing corruption through the launch of a new anti-corruption policy, approved by the Group Ethics Committee. The policy is available on the Group’s website (www.orange.com/en/about/ governance/documentation). At the same time, a Group-wide prevention program covering various aspects was implemented:

- a risk analysis was carried out to better identify the actions that needed to be implemented;

- due diligence controls of partners were tightened up;

- a more complete contractual agreement was progressively included in all contracts;

- gifts and invitations were further regulated by thresholds and their amounts were reported in a special software program;

- an e-learning program dedicated to anti-corruption policy was rolled out across the Group in French, English and Polish, with Slovak and Spanish versions in the course of deployment;

- lastly, an annual assessment oversees the efficient implementation of all these actions.

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Adherence to economic sanction programs

Being a global group with development perspectives in a constantly changing environment requires keeping up to date with economic sanction programs and numerous and changing embargoes imposed on certain countries.

It is essential for Orange to understand to what extent its activities are impacted by these programs and economic sanctions. Therefore, since 2013, the Group strengthened its knowledge and its risk management in this field and has issued two internal documents: a Group policy and a legal and compliance guide on international economic sanctions. An analysis of our contracts and our partners is also carried out in order to safeguard our international development as best as possible.

5.4.5    Security

The Group Security Division (DSEC), reporting to the Group General Secretariat, leads and coordinates actions to continuously improve security throughout the Group.

The Orange group has drawn up a Global Security Policy to structure the general framework (technical and organizational principles) to be applied and to define the organization, as well as the roles and responsibilities of all involved. The policy aims at improving security in the Company based on risk assessment and management and among others the mitigation of the impact of incidents and crises. The policy is updated on a regular basis, according to developments in the environment and threat levels. The Group also has a personal data protection policy whose deployment is subject to regular monitoring.

The Global Security Policy applies throughout the Orange group. It is designed to support operating activities by early identification and management of risk. In addition, the policy meets the legal and regulatory requirements in all countries in which the Group has a presence.

The concept of “Global security” comprises four dimensions:

- information security (the security of our products and services and of our immaterial assets);

- security of physical assets;

- health and safety of people (customers, employees and other stakeholders);

- environmental security.

Security risk mapping, specifying the Group’s priorities and related action plans, is presented annually to the Executive Committee.

Group security policy is monitored and rolled out in all business lines and entities, and security measures are coordinated throughout the scope of the Group.

5.4.6    Insurance

Orange has taken out policies in the insurance and reinsurance market to cover its main risks. These policies are regularly renegotiated through tender offers leading to the selection of brokers and insurers.

The insurance policies that provide Orange group’s cover are designed to transfer the financing of its risks on the best possible terms. The insurance policies reflect the nature of the Group’s risks and are adjusted in light of capacity currently available on the market for international groups of comparable size and activity.

In addition, the solvency of the players who cover risks are subject to regular monitoring, on which is based the decision of whether to continue the partnership with the level of credit rating specified in agreements with them.

Orange’s insurance policy is based on a risk prevention and management strategy that complements the knowledge of the brokers and insurers regarding the Group’s growth and environment, and makes sure that insurance policies are at all times appropriate to the company’s needs. Regular visits are made to the Group’s main sites in France and abroad to give the insurers a better understanding of our risks.

In addition, the Group Insurance Department works with the relevant Group entities, providing expertise and support for contractual loss prevention techniques written into agreements with customers and suppliers.

This policy has made it possible to expand the scope of insurance coverage to nearly the whole of the Group’s revenues. Subsidiaries have been gradually integrated into the insurance umbrella taking into account the regulatory changes affecting the regional locations of our assets and activities.

The Group Insurance Department’s management process, which involves various outside parties (consultants and brokers) at different stages, encompasses internal controls including the control environment, governance and ethics. Some of these areas have been assessed by the Group’s internal and external auditors to verify their compliance with internal control procedures.

The insurance policies that make up the current plan are assigned to the protection of the following risks:

- risks of damage to property and the consequential financial losses;

- third-party and customer civil liability risks incurred during the management of the Company and the performance of its activities;

- risks associated with the Company’s vehicle fleets.

Specific programs to provide assistance for employees on business trips or who are expatriated, or site insurance programs covering real-estate or construction projects are included in the Group’s insurance plan.

The total cost of insurance cover provided by the Orange Group program in 2015 amounted to approximately 0.04% of revenues for the fiscal year.

The risk of damage to the telephone poles and open-wire lines of the fixed-line network due to natural disasters is self-insured. The resulting financial expenses are monitored in consultation with our in-house experts and the broker. Regarding these expenses, the Group does not consider the case has been made for an alternative financial structuring of these risks.

Moreover, through its captive insurance brokerage firm, the Group contributes to the design of programs to enrich the products and services offered to customers.

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5.5  Statutory Auditors’ Report, prepared in accordance with Article L. 225-235 of the French Commercial Code (Code de commerce), on the report prepared by the Chairman of the Orange S.A. Board of Directors

This is a free translation into English of a report issued in French and it is provided solely for the convenience of English-speaking users. This report should be read in conjunction with and is construed in accordance with French law and professional standards applicable in France.

Year ended December 31, 2015

In our capacity as Statutory Auditors of Orange S.A. and in accordance with Article L. 225-235 of the French Commercial Code (Code de commerce), we hereby report to you on the report prepared by the Chairman of your Company in accordance with Article L. 225-37 of the French Commercial Code for the year ended December31, 2015.

It is the Chairman’s responsibility to prepare and submit to the Board of Directors’ approval a report on internal control and risk management procedures implemented by the Company and to provide the other information required by Article L. 225-37 of the French Commercial Code relating to matters such as Corporate Governance.

Our role is to:

- report on the information contained in the Chairman’s Report in respect of the internal control and risk management procedures relating to the preparation and processing of the accounting and financial information, and

- confirm that this report also includes the other information required by Article L. 225-37 of the French Commercial Code. It should be noted that our role is not to verify the fairness of this other information.

We conducted our work in accordance with professional standards applicable in France.

Information on the internal control and risk management procedures relating to the preparation and processing of accounting and financial information

The professional standards require that we perform the necessary procedures to assess the fairness of the information provided in the Chairman’s Report in respect of the internal control and risk management procedures relating to the preparation and processing of the accounting and financial information. These procedures consist mainly in:

- obtaining an understanding of the internal control and risk management procedures relating to the preparation and processing of the accounting and financial information on which the information presented in the Chairman’s Report is based and of the existing documentation;

- obtaining an understanding of the work involved in the preparation of this information and of the existing documentation;

- obtaining an understanding of the evaluation process in place and assessing the quality and appropriateness of its documentation with respect to the information on the evaluation of internal control and risk management procedures;

- determining if any material weaknesses in the internal control procedures relating to the preparation and processing of the accounting and financial information that we would have noted in the course of our work are properly disclosed in the Chairman’s Report.

On the basis of our work, we have no matters to report on the information relating to the Company’s internal control and risk management procedures relating to the preparation and processing of the accounting and financial information contained in the report prepared by the Chairman of the Board of Directors in accordance with Article L. 225-37 of the French Commercial Code.

Other information

We confirm that the report prepared by the Chairman of the Board of Directors also contains the other information required by Article L. 225-37 of the French Commercial Code.

Paris La Défense , March 23, 2016
The Statutory Auditors
French original signed by

                                                     KPMG SA Ernst & Young Audit
                                                 Marie Guillemot Charles-Emmanuel Chosson

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5.6  Corporate social and environmental responsibility

This section includes all the corporate, social and environmental information that should be included in the Report of the Board of Directors to the Shareholders’ Meeting in application of Article L. 225-102-1 of the French Commercial Code and the decree of application of April 24, 2012.

More detailed information on the Group’s corporate, social and environmental commitments, impacts and performance is available in the 2015 detailed Corporate Social Responsibility Report (http://www.orange.com/fr/Responsabilite/Reporting). All quantitative indicators are also presented in that report.

A clear strategic vision

Orange has a firm belief: digital technology is a powerful driver of economic and social development. The unbelievable potential for progress and innovation that it contains must be accessible to the greatest number of people.

The Group’s CSR policy is thus built on this value of shared progress. Promoting the emergence of more inclusive, more sustainable and more collaborative solutions, it introduces new directions for value creation for society as a whole as well as for Orange.

An integral part of the Group’s strategy, the CSR policy mobilizes its subsidiaries around three drivers of sustainable performance: building the confidence of our customers, supporting local economic and social development in each territory and managing environmental balance.

Based on constructive listening to our stakeholders, and an internal culture that promotes innovation, our commitment as corporate citizen gives the same meaning to all of our activities: making the most of digital technology to accelerate progress for all.

- Orange, a guide in the digital world: Orange takes pride in offering all its customers the best experience of new technologies, and providing support and protection for their digital life. Orange is also aware that its performance involves being mindful of its employees, managing its supply chain and engaging in dialogue with its stakeholders.

- Orange, an operator working for economic and social progress: Orange combats all digital divides, whether geographical, economic or physical. It aims to meet the basic needs of all users through its products and services, and to put its technology at the service of development in the countries where it operates. Orange supports digital initiatives and local ecosystems to foster the emergence of more open, collaborative and supportive business models.

- Orange, a player in the environmental transition: the explosion of digital uses means the Group faces a difficult environmental balance; Orange is actively working to reduce both its own impact and that of its customers. At the same time, however, the Group is striving to ensure that digital innovation facilitates society’s environmental and energy transition.

A holistic approach

Orange implements the principles of inclusion, materiality and responsiveness as defined in the AA1000 APS (2008), the international reference for Corporate Social Responsibility that focuses on taking stakeholders’ requirements into account. The Group has also adopted the principles defined in the new ISO 26000 standard relating to Corporate Social Responsibility and the guidelines set forth by the Global Reporting Initiative (GRI).

The Group’s CSR policy is managed by a dedicated organization: the Group CSR Department, which regularly reports to the Executive Committee and the Board of Directors. The CSR strategy and the roadmap for the coming year are ratified by the Governance and Corporate Social and Environmental Responsibility Committee of the Board of Directors.

In order to achieve optimum management of the actions undertaken in each entity, CSR sponsors, reporting to the highest organizational level, have been appointed in each Group function and entity operating in all the markets in which the Group is active. Meeting twice a year within the CSR Sponsors’ Committee, they ensure the implementation of the strategic orientations decided upon by the Group’s Executive Committee. A network of CSR managers monitors the operational deployment of the CSR policy. They meet every two months.

To ensure the reliability of indicators and manage the proper application of the Group’s commitments in its various business units, Orange has had its CSR approach and achievements audited by one of its Statutory Auditors for several years.

Ethics: an integral part of the Group’s governance

Code of Ethics

Adopted in 2003, the Group’s Code of Ethics sets out its principles of action with regard to its customers, shareholders, employees, suppliers, competitors and all stakeholders in the countries in which the Group operates. It also mentions a certain number of individual behavioral principles to which each employee, Board member, director and executive must adhere in their professional activity. This Code of Ethics is available on the Group’s website (www.orange.com/en/about/governance/documentation).

The Group’s commitment is based on four fundamental principles: respect, integrity, quality and team spirit.

An education program on the principles of individual behavior and action is periodically conducted by line management with the teams, in particular through ethics e-learning programs, to reinforce staff ownership of these principles.

The principles and rules relating to market ethics are set forth in a specific document, which supplements the Group’s Code of Ethics. This document is intended to remind employees and directors of the Group’s companies of the current regulations and principles in this area and the need to fully comply with them, as well as certain preventive measures (in particular, the period during which “permanent insiders” are prohibited from trading in securities of the Group).

ORANGE / 2015 REGISTRATION DOCUMENT - 299

Ethics Committee

The Group Ethics Committee ensures consistent application of the principles outlined in the Code of Ethics and of ethical practices through the Group. It advises entities on implementation of these principles. The Committee’s role is set out in the Code of Ethics.

It reports annually on the performance of its roles and responsibilities to the Chairman and Chief Executive Officer and to the Chairman of the Governance and Corporate Social and Environmental Responsibility Committee.

In 2015, the Ethics Committee approved the revision of the Group’s ethical risk matrix and worked on the development of ethics in the various areas of the service relationship, on the Group’s professional alert systems and on the revision of the procedure for declaring conflicts of interest.

Network of ethical correspondents

The network of ethical correspondents in the various countries, entities and functions shares best practices in terms of communication and training in the field of business ethics. It covers all the geographical areas in which the Group operates, and the development themes selected are used to roll out country-specific programs taking into account regulatory and cultural aspects.

5.6.1    Social (employment) information

5.6.1.1   Employment

General changes in the number of Group employees

The year 2015 marked the launch of the new Orange five-year company strategic plan entitled Essentials2020, on the momentum created by the success of the previous plan Conquests 2015 that also ended this year in a challenging macroeconomic environment, with intense competition and continual change in technologies and usage.

In this context, the internal workforce has fallen, similar to that 2014, by 3.9% or nearly 6,000 full-time equivalent (FTE) staff (-4.5% in France and -3.0% outside France on a pro forma basis), allowing it to adapt to the changing needs of the business.

In France, in 2015, the Group’s scope of consolidation was impacted by the following changes: consolidation of Cloudwatt (+77 permanent contracts, +1 temporary contract) and of Océan (+65 permanent contracts, +2 temporary contracts) within the Orange Business Services division, deconsolidation of Almérys (-295 permanent contracts, -13 temporary contracts) and shift of Dailymotion to the equity method (-212 permanent contracts, -10 temporary contracts). The subsidiary Orange Réunion was also added to the consolidation scope of the parent company in September 2015. Against this background, the number of permanent employees continued to decline: -2,637 permanent contracts on a historical basis and -2,207 on a pro forma basis, for a decline of -2.2%.

In Poland, in 2015, the number of Orange Polska permanent employees declined by a further 6.9% (1,385 departures on a historical basis, 1,226 on a pro forma basis). The subsidiary Contact Center sp. z.o.o. was deconsolidated in August 2015 (-159 permanent contracts and -150 temporary contracts).

In Spain, the year 2015 is mainly marked by the consolidation of Jazztel Group in August 2015 (3,286 permanent contracts and 62 temporary contracts), bringing the number of employees on permanent contracts to 6,675 at the end of the year (versus 3,767 permanent contracts in 2014 on a historic basis and 7,053 on a pro forma basis).

Over the rest of Europe, the disposal of Orange Armenia (415 permanent contracts and 5 temporary contracts) significantly impacted the change in the workforce (-280 permanent contracts on a historical basis). On a pro forma basis, the workforce in this part of Europe has increased (+139 permanent contracts), a trend boosted by Mobistar in Belgium, for which the increase in permanent contracts (+149 on a pro forma basis) takes into account the consolidation of Walcom SA (+64 permanent contracts), that strengthens our distribution network in Belgium, and Smart Services Network (+11 permanent contracts). In the other countries, the workforce was stable in Romania, where the electronic money business became a subsidiary within Orange Money SRL (7 permanent contracts at the end of 2015). Slovakia reports a decline in employees on permanent contracts (-62 or -5.8% on both historical and pro forma bases), offset in the area by an increase in permanent contracts in Moldova (+63 or 7.5% on both historical and pro forma bases). For Moldova, the change was accompanied by a new information system subsidiary within Telemedia Group SA (46 permanent contracts).

Permanent contracts within Equant remained overall stable (-33 permanent contracts or -0.3% on a pro forma basis), with the ongoing repositioning of certain activities (mainly support and back office) in emerging countries (India, Egypt and Mauritius).

Over the MEA region (Africa and Middle-East) as a whole, employees on permanent contracts show an overall increase of 180 or +1.3% on a pro forma basis taking into account the impacts of changes in consolidation scope in 2015: consolidation of Medi Telecom Maroc (+1,013 permanent contracts) and of Groupement Orange Service Côte d’Ivoire (+42 permanent contracts, +6 temporary contracts), consolidation of Méditel Distribution (+105). In addition to these effects from changes in the scope of consolidation, the countries in the area experienced differentiated growth: decline in Jordan (-3.3%), connected with business changes, and in Cameroon (-7.3%, related to: the initial impacts of the outsourcing “network intervention and supervision” activities) whereas permanent contracts increased in Madagascar (+9.3%), where the insourcing of the distribution network begun in 2014 continued, Congo (+7%) and Niger (+34.3%), where the Group’s commitment to the government to integrate a major panel of temporary workers took shape.

ORANGE / 2015 REGISTRATION DOCUMENT - 300
Number of employees - active employees at end of period	2015	2014 (2)	2014 (pro forma)	2013
Orange SA	90,468	92,452	92,636	95,359
French subsidiaries	6,952	7,552	6,916	6,713
France total (1)	97,420	100,004	99,552	102,072
International subsidiaries (1)	58,771	56,229	59,879	63,416
Group total	üü 156,191	156,233	159,431	165,488

(1) Scope of financial consolidation: a company is assigned to the scope over which its revenues are consolidated.

(2) The 2014 historical values were updated to take account of the reallocation, in the France consolidation scope, of three French companies (Sofrecom, Orange Marine and Simec) that occurred on July 1, 2015. They had been previously consolidated in the international scope consistent with the level at which their revenues were consolidated. The year 2013 has not been restated.

üü Item reviewed by KPMG: reasonable assurance.

Employees by contract type	2015	2014	2014 (pro forma)	2013
Permanent contracts	152,879	153,047	156,422	161,932
Temporary contracts	3,312	3,186	3,009	3,556
Group total	üü 156,191	156,233	159,431	165,488

üü Item reviewed by KPMG: reasonable assurance.

Employees by business line	2015	2014	2013
Sales & customer services	46.7%	48.7%	48.7%
Innovation & development	2.3%	2.4%	2.4%
Management & support	13.0%	13.2%	12.8%
Content & multimedia production	0.5%	0.5%	0.6%
IT & Information Systems	8.7%	9.1%	9.1%
Technical & networks	23.9%	24.5%	24.5%
Other	4.9%	1.6%	1.9%
Group total (1)	100%	100%	100%

(1) The Group reporting scope comprises all entities consolidated in the Group’s financial statements.

Employees by gender	2015	2014	2013
Women	36.0%	36.0%	36.2%
Men	64.0%	64.0%	63.8%
Group total (1)	üü 100%	100%	100%

(1) The Group reporting scope comprises all entities consolidated in the Group’s financial statements.

üü Item reviewed by KPMG: reasonable assurance.

Employees by age	2015	2014	2013
Under 30	11.5%	10.5%	11.8%
Between 30 and 50	51.2%	51.3%	52.1%
Over 50	37.3%	38.2%	36.1%
Group total (1)	üü 100%	100%	100%

(1) The Group reporting scope comprises all entities consolidated in the Group’s financial statements.

üü Item reviewed by KPMG: reasonable assurance.

Employees by geographical area	2015	2014	2013
France	62.0%	63.6%	62.1%
Spain	4.5%	2.6%	2.4%
Poland	10.9%	11.9%	12.4%
Africa, Middle East, Asia	9.5%	8.7%	9.5%
Europe	4.4%	4.5%	5.4%
Orange Business Services	7.2%	7.2%	7.0%
Rest of the World	1.5%	1.5%	1.2%
Group total (1)	üü 100%	100%	100%

(1) The Group reporting scope comprises all entities consolidated in the Group’s financial statements.

üü Item reviewed by KPMG: reasonable assurance.

The change in temporary contracts showed an increase of 10.1% (or +303 temporary contracts on a pro forma basis) at the Group level in 2015, clearly more marked outside of France (+227, or 75% of the increase) than in France. At the end of December, the temporary contracts concerned 3,312 active employees, including 1,275 in France (or nearly 40%) and 2,037 internationally.

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For the year as a whole, this additional labor represented 3,490 FTE at the Group level, or 2.4% of the internal work force. This breaks down into 1,165 FTE over the France consolidation scope, that is 1.3% of the internal workforce of this consolidation scope, and 2,325 FTE internationally, that is 4.1% of the internal workforce of this consolidation scope.

The use of temporary employees occurs in France for two specific reasons: to face a temporary increase in activity or to replace an absent employee. Thus, change in temporary contracts has a pronounced seasonal profile, with an increase during the summer and end-of-year holidays.

The parent company, Orange SA, employed 1,007 staff on temporary contracts at the end of December 2015, with 1,951 contracts signed during the year and 1,869 completed during the year.

Recruitments and departures

Number of permanent external hires	2015	2014 (2)	2013
Orange SA	1,650	959	707
French subsidiaries	708	633	541
France total (1)	2,358	1,592	1,248
International subsidiaries (1)	5,593	4,465	4,725
Group total	üü 7,951	6,057	5,973

(1) Scope of financial consolidation: a company is assigned to the scope in which its revenues are consolidated.

(2) The 2014 historical values were updated to take account of the reallocation, in the France consolidation scope, of three French companies (Sofrecom, Orange Marine and Simec) that occurred on July 1, 2015. They were previously consolidated in the international scope consistent with the level of consolidation of their revenues. The year 2013 has not been restated.

üü Item reviewed by KPMG: reasonable assurance.

Outside recruitment greatly increased, by more than 30% (+1,894) between 2014 and 2015.

This change mainly benefits France where 2,358 were hired (or nearly 30% of the total) in the period for “financial consolidation” (2,345 for the France geographic scope, i.e. the entities present in France even if the revenues are consolidated over the international scope), which represents an increase of nearly 50% compared to 2014.

Combined with those of 2013 and 2014, the total of 5,176 hired over the geographical scope in France thus exceeds the 4,500 external hired as part of the 2013-2015 three year plan announced by the Group. After completion of the previous program (10,000 for the 2011-2013 period), they allow the Group to complete its strategic projects (especially the High Speed Broadband plan), to anticipate the effect of demographic changes, in particular the expected acceleration of departures in retirements, while strengthening its expertise in certain specific business lines of new technologies.

These external hires were mainly in networks (customer intervention and network production work linked to development of the FTTH network), consumer sales, customer relations (customer advising via call centers) and enterprise services.

Internationally, hiring reached 5,593 in 2015 versus 4,470 in 2014, for an increase of 1,123 hires (+25.1%), mainly boosted by Spain (+739, in connection with the integration of Jazztel). Hiring also increased in the other countries in Europe, mainly in Belgium (+153) and in Moldova (+107), in response to the increase of turnover in Consumer Services and Consumer Sales as well as on Equant (+94). In the MEA region, the trend is down (1,375 in 2015 versus 1,444 in 2014) with decreased recruitment in Egypt and in Mali partially offset by increased hiring in Niger (integration of temporary workers) and in Jordan.

These changes reflect the efforts made by the business units to improve the management of these flows in order to adapt them to changing business conditions and focus them above all on activities directly related to customer satisfaction.

Number of permanent employee resignations	2015	2014 (2)	2013
Orange SA	129	166	216
French subsidiaries	284	236	221
France total (1)	413	402	437
International subsidiaries (1)	3,329	3,321	3,129
Group total	üü 3,742	3,723	3,566

(1) Scope of financial consolidation: a company is assigned to the scope over which its revenues are consolidated.

(2) The 2014 historical values were updated to take account of the reallocation, in the France consolidation scope, of three French companies (Sofrecom, Orange Marine and Simec) that occurred on July 1, 2015. They had been previously consolidated in the international scope consistent with the level of consolidation of their revenues. The year 2013 has not been restated.

üü Item reviewed by KPMG: reasonable assurance.

Number of permanent employee dismissals	2015	2014 (2)	2013
Orange SA	38	52	44
French subsidiaries	38	43	38
France total (1)	76	95	82
International subsidiaries (1)	2,388	2,348	2,913
Group total	üü 2,464	2,443	2,995

(1) Scope of financial consolidation: a company is assigned to the scope over which its revenues are consolidated.

(2) The 2014 historical values were updated to take account of the reallocation, in the France scope, of three French companies (Sofrecom, Orange Marine and Simec) that occurred on July 1, 2015. They had been previously consolidated in the international scope consistent with the level of consolidation of their revenues. The year 2013 has not been restated.

üü Item reviewed by KPMG: reasonable assurance.

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Between 2014 and 2015, final departures of permanent employees of the Group decreased by nearly 400 (-3.4%), going from 11,643 in 2014 to 11,252 in 2015, a change driven internationally.

In France they grew very slightly by nearly 60, i.e. +1.3% (4,637 in 2015 versus 4,578 in 2014), in connection with a temporary negative balance of entries and exits (taken into consideration in the calculation of final departures), an excess of 78 departures. Retirements stayed at a high level, and remained overall stable (3,559 in 2015 compared to 3,570 in 2014), consistent with the demographic structure of the eligible populations. This represents 3 out of 4 departures. Other departures, such as resignations, dismissals and negotiated terminations were similar in overall number to those of 2014.

For the international consolidation scope, the change in departures was characterized, as in 2014, by a net decrease of 451 departures, i.e. -6.4%: 6,615 in 2015 (of which more than 670 in connection with the integration of Jazztel) versus 7,065 in 2014.

Final departures decreased in the MEA region in 2015 (from 1,536 in 2014 to 1,183 in 2015, a 23% decrease). Restated for the effects of changes in consolidation scope (Morocco consolidation, Kenya, Uganda and Guinea Bissau deconsolidation in 2014), this downward trend remained strong at -15.3%. It mainly concerned Egypt (585 departures in 2015 versus 733 in 2014) and Senegal (70 departures in 2015 versus 138 in 2014), reflecting departure numbers similar to those in 2013, after an atypical year 2014 (voluntary departure plan in Egypt), and to a lesser degree Jordan and Botswana. Cameroon saw an inverse change with 91 departures in 2015, related to the outsourcing of “network intervention and supervision” activities compared to 20 in 2014. In the other countries, the change was marginal.

The OBS international subsidiaries (including Equant), also saw a decrease in the number of final departures from 1,641 in 2014 to 1,413 in 2015.

In Europe and excluding the impact of the consolidation of Jazztel, the slowdown in final departures was noted (2,888 departures in 2015 versus 3,452 in 2014), across all the countries in the area and was even more marked in Belgium (decrease of 146 or 42%). This phenomenon was mainly caused by the atypical number of departures in 2014 in this area, resulting from a project to outsource IT and network monitoring activities. Restated for the impacts of this project, final departures in Europe trended upwards, following higher turnover than in previous years in sales activities.

Professional integration of young people

Professional integration - Group in France (1)	2015 (4)	2014 (5)	2013
Number of new intern students received during the year (2)	2,615	2,567	2,873
Number of work-based learning contracts signed during the year (3)	3,639	4,485	3,362

(1) Orange SA and its subsidiaries with workforces in France.

(2) The definition has changed: it now only takes into account students who have signed their internship agreement during the year.

(3) Apprenticeship and professional-track contracts.

(4) The number given for 2015 is provisional.

(5) The values given for 2014 were updated and take into account the new definition of internships. The 2013 values have not been modified.

In 2015, the Orange group continued its proactive policy to support young people as part of, or in addition to, their initial training, in accordance with the agreements signed with the trade unions in the two preceding years: the intergenerational agreement of September 27, 2013 and the work-based learning contracts signed on February 25, 2014.

These agreements provide for the employment of at least 5,000 work-based learning contracts and receiving at least 2,500 interns in the Group in France each year. These agreements promote the integration of these young people into the Group’s priority business lines, by recruiting at least 1,500 people in work-study contracts for permanent positions at the end of their training in 2013, 2014 and 2015, to which should be added 400 supplementary hires for permanent positions from former work-based learners as part of the High Speed Broadband plan. Starting in 2016, these two themes will be part of the new 2016-2018 intergenerational agreement, signed on December 23, 2015, combined with the “senior employment” theme.

With more than 5,657 work-based learning contracts in effect as of December 31, 2015 (internships and professional-track contracts), making up 5.7% of the current workforce (the scope of the Group agreement in France), the Group fully met its targets. Among these contracts, nearly 3,640 were signed during the year, a decrease of 18.9% compared to 2014 explained by the exceptional commitment of an additional 1,000 work-based contracts last year as part of the High Speed Broadband plan.

The Group’s use of work-based learning contracts exceeds the quota set by applicable laws and regulations, which stands at 5% of the standard average headcount for companies with more than 250 employees since January 1, 2015.

Moreover, more than 1,160 people previously employed in work-based learning contracts were recruited for permanent contracts in 2015, bringing the total 2013-2015 three-year commitment to more than 1,870, which allows to meet the overall objective of 1,900 hired. Among them, more than 550 were recruited in the networks business within the Orange France division, in accordance with the commitments made by the Group as part of the High Speed Broadband plan.

Finally, the Group completed its professional integration of young people by continuing to receive a large number of new interns each year (2,615 in 2015, compared with 2,567 in 2014).

External workforce

Temporary employees - Group France (1)	2015	2014	2013
Amount of payments made to external companies for employee placement (in millions of euros)	31.91	32.44	30.85
Average monthly number of temporary employees (2)	722.0	730.0	687.0

(1) Scope of financial consolidation: excludes companies with employees in France but whose revenues are consolidated under the “international” business consolidation scope.

(2) Calculation of temporary employee expenses posted in France Group’s recorded income.

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Temporary work is used during temporary increases in activity, particularly the launch of new products and services, as well as sales campaigns and promotional offers.

The use of temporary staff is presented in full-time equivalents (FTE) and as a monthly average over the year. Temporary staff remained stable overall between 2014 and 2015 on a historical basis, but presents a 3.6% increase compared to 2014 on a pro forma basis, sustained mainly by Enterprise services. The Group recommends using temporary employees rather than workers on temporary contracts for assignments shorter than two months. This external labor represents 0.63% of the Group’s total workforce.

It is used mainly in commercial areas, particularly customer services and, to a lesser extent, sales and Enterprise revenues. In networks and information systems, it accounted for only a small volume.

Outsourcing

Outsourcing - Group France (1)	2015 (2)	2014 (3)	2013
Amount of subcontractors (in millions of euros)	1,995.3	1,874.6	1,707.4
Full-time equivalent workforce (monthly average) (4)	26,130	24,981	23,880

(1) Scope of financial consolidation: excludes companies with employees in France but whose revenues are consolidated under the “international” business consolidation scope.

(2) The number given for 2015 is provisional.

(3) The 2014 results have been updated.

(4) Calculation of outsourcing expenses posted in the companies’ statutory financial statements under the Group France consolidation scope.

The use of employees belonging to external companies takes the form of service contracts.

In France, it is used mainly in the networks in relation to technical work (on networks and on customers’ premises), design, engineering, architecture as well as in customer relations and customer services (essentially Consumer Services and to a lesser degree Enterprise Services). It is also present in the information systems area, regarding design, development and integration.

The use of outsourcing represented a total of 26,130 full-time equivalent employees (as a monthly average) at the end of December 2015, compared with a pro forma of 25,067 FTE one year earlier, for an increase of 4.2%. This external labor accounted for 22.9% of the total Group France workforce (Orange SA and Group subsidiaries active in France). This upward change resulted exclusively from the Group’s efforts to construct the FTTH network. If we exclude this activity, outsourcing represented, at the end of 2015, a decrease of 67 full-time equivalent employees (-0.3%) compared to 2014 on a pro forma basis, mainly resulting from the decrease in customer service activities in call centers, partially offset by an increase in Enterprise Services activities, in connection with the continued development of Global Services activities.

5.6.1.2   Compensation

Compensation policy

The compensation policy is an ambition of the Essentials2020 strategic plan to build a people-oriented and digital and employer model. It encourages the balance between economic performance and social quality, and aims at sharing value in all countries. This policy aims to allow the Group to achieve its goal of being a benchmark employer, in order to attract the new skills it needs. Compensation policy is part of the Group’s Corporate Social Responsibility. Compensation policy is a fundamental component of management, designed to meet the Group’s strategic objectives and consistent with other HR policies (recruitment, career development, training and working conditions).

Group guidelines in this area closely mirror local conditions so as to encourage employees to endeavor individually and collectively to achieve business objectives, through their individual commitment and team spirit[11].

Thus, within the framework of these guidelines, compensation and recognition can take many forms, both monetary and non-monetary, including social benefits, with a view to offering employees a motivating overall package, structured primarily as follows:

- the fixed compensation, which recognizes the skills and responsibilities of the employee in his professional activity, and his contribution to the Group;

- the variable portion, which rewards commitment and the achievement of targets, both quantitative and qualitative, in the service of sustainable customer satisfaction;

- collective compensation plans, including incentive bonuses and profit sharing in France, which reward collective success and ensure that the value created by the company is shared with its employees; and

- benefits programs, covering health, death and disability insurance, savings and retirement, in addition to non-monetary items, which are intended to meet employees’ specific needs and are socially responsible solutions that also develop a sense of belonging to the company.

The cost of the compensation policy must be funded by each business unit taking into account anticipated growth in revenue, and the policy’s foreseeable consequences on EBITDA.

The compensation policy of the Group’s various business units is measured and monitored closely with the Finance Department, and must take account of local conditions, notably legal obligations, the macroeconomic environment, turnover, compensation policies and the positioning of compensation observed elsewhere in the market.

In France, studies carried out by the Internal Remuneration Survey showed consistency in the compensation practices across all of the Group’s companies, and compensation practices in line with the rest of the market.

Fixed wages are raised to reward a significant increase in skills or responsibility, as well as to support efforts to adapt skills in line with those needed to transform the Company.

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Variable compensation rewards the achievement of individual and collective targets:

- managers, who play a major role in mobilizing their teams, and supervisory staff benefit from variable half-yearly individual compensation based on achieving the targets of the Group’s major programs and their own personal targets;

- all employees receive additional compensation related to performance criteria or outcomes through corporate incentive agreements and the Group’s profit-sharing agreement in France.

Compensation - Orange SA	2015 (1)	2014	2013
Gross average monthly compensation (in euros)	3,873	3,733	3,642
Men	3,993	3,853	3,763
Women	3,660	3,521	3,428

(1) The number given for 2015 is provisional.

Incentives and profit-sharing agreements

Incentives

Incentive agreements are signed in the Group’s companies in France. They give the Company’s employees a collective stake in its results. In 2015, nearly 25 of the Group’s French companies were covered by an incentive agreement. These agreements are based mostly on a financial indicator and operating priorities, including the quality of service provided to customers. When targets are achieved, the percentage of payroll paid out as the incentive bonus is usually around 4%.

Under the terms of the new agreement signed in June 2015 with Orange SA for the years 2015 to 2017, 70% of the incentive bonus is based on the achievement of an Operating Performance Indicator (OPI), and 30% on a Customer Service Quality Indicator.

The OPI is based on growth in sales, control of operating expenses and optimization of investments. It covers the fixed, mobile and Internet businesses on all markets.

The Customer Service Quality Indicator measures customer satisfaction across the value chain, and in the residential, business and key account markets.

Incentive bonuses representing 5% of wages, or an average of 2,300 euros, were paid in respect of 2014 in May 2015.

For 2015, a provision assessing Operating Performance and Quality of Service was recognized at December 31, 2015.

(in millions of euros)	2015	2014	2013
Orange SA incentives	175 (1)	210 (2)	206

(1) Amount funded at December 31, 2015.

(2) Updated 2014 amount.

Employee profit sharing

An employee profit-sharing agreement was signed with the trade unions in June 2013 in France, replacing the previous agreement signed in 1997. This agreement applies to the employees of Orange SA and its majority-owned French subsidiaries. As Corporate Officers, the Chairman and Chief Executive Officer do not benefit from profit-sharing.

Using a dispensatory calculation formula, the special profit-sharing reserve of each company is equal to 4% of its operating income (French standard), and the Group’s profit-sharing reserve amounts to the sum total of the positive special profit-sharing reserves of the companies that are party to the agreement.

The Group’s special profit-sharing reserve is distributed to eligible employees, 20% based on hours worked and 80% in proportion to their annual gross salary. Employees may choose whether their individual amounts are paid to them directly or deposited in a Group Savings Plan.

The following table shows the amount of profit-sharing distributed over the last three years under the Group profit-sharing agreement.

(in millions of euros)	2015	2014	2013
Special profit-sharing reserve of the Group	164 (1)	163 (2)	167

(1) Amount funded at December 31, 2015, including €160 million funded in the Orange SA accounts.

(2) Updated 2014 amount.

Employee shareholding plan: Orange Ambition 2016

At its meeting on October 21, 2015, the Board of Directors approved the implementation of an employee shareholding plan in order to strengthen the Group’s employee shareholding as part of the Essentials2020 strategic plan. This offer, Orange Ambition 2016, will be available in the year 2016 to employees of French companies that belong to the Group Savings Plan and to international employees belonging to the international Group Savings Plan. The offer to purchase Orange shares at preferential terms through the issue of new shares will cover a maximum of 11,5 million shares (or 0.43% of the capital).

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5.6.1.3   Work organization

Working hours organization

Number of part-time employees by proportion of working time	2015	2014	2013
Less than 30%	5,177	2,815	2,830
30% to 49%	152	198	270
50% to 59%	3,804	5,992	5,139
60% to 69%	6,568	4,389	3,151
From 70% to 79%	2,270	738	597
From 80% to 89%	6,118	6,648	7,273
From 90% to 99%	1,644	1,434	1,354
Group total	25,733	22,214	20,614

The number of part-time employees at Orange was 25,733 in 2015, or 16.5% of the Group’s active workforce, compared with 14.2% in 2014. It continued to grow in 2015, with an additional 3,519 employees, a 15.8% increase (+7.8% in 2014).

At 22,119 employees, the number of part-time workers in France represented 86% of the Group’s total part-time workforce. It grew by 7.6% in 2015 (+8.4% in 2014 and +8.0% in 2013).

This increase is explained by the success of measures implemented in support of older employees and in preparation for retirement, under agreements and amendments signed with the trade unions in 2009, 2010 and 2012.

These agreements ushered in the “Part-Time for Seniors” (TPS) system, extended for one year as part of the “seniors employment” initiative of the intergenerational agreement, signed with the trade unions on December 23, 2015. It is thus available to retiring employees until 2021 according to the chosen formula.

In 2015, more than 5,000 employees joined this plan, following the 5,600 who joined in 2014 and 4,500 in 2013; these two numbers also include those who joined the “intermediate part-time” (TPI) plan. More than 21,700 employees have joined the programs since their introduction. These results confirm the success of the programs, enabling seniors to continue in employment while adapting their retirement and ensuring knowledge transfer and renewal.

These plans aim to adapt the working hours of seniors by freeing up a period of “free time” before their retirement. The amount varies from six months to three years depending on the plan. The employee remains part of the workforce during this period. The large volume noted in the category below 30% corresponds to this phase of the program.

Absenteeism

Number of employee days absence due to illness (1)	2015 (2)	2014 (3)	2013
Group total	1,269,630	1,225,245	1,270,628
o/w Orange SA	827,345	904,787	938,528

(1) The definition was revised and the data corrected for the years 2013 and 2014. The definition now relates to employees on permanent contracts and employees on temporary contracts. It excludes work-based learning participants.

(2) The value indicated for Orange SA corresponds to the year 2015, recorded at January 15, 2016. This number does not take into consideration any adjustments that occurred after that date.

(3) The 2014 results have been updated based on the definitive results of the Orange SA consolidation scope.

Number of employee days absence due to occupational accidents (1)	2015 (2)	2014 (3)	2013
Group total	52,158	56,772	54,512
o/w Orange SA	44,041	49,969	46,573

(1) This indicator covers employees on permanent contracts and employees on temporary contracts. It excludes work-based learning participants.

(2) The value indicated for Orange SA corresponds to the year 2015, recorded at January 15, 2016. This number does not take into consideration any adjustments that occurred after that date.

(3) The 2014 results have been updated based on the definitive results of the Orange SA consolidation scope.

In 2015, further efforts were made to monitor the four key indicators comprising the health-safety and absenteeism scoreboard, which was deployed throughout the Group in 2012 and now covers more than 99% of the scope.

For the Group’s consolidation scope, absenteeism attributable to sickness was up by 3.6%. This trend is due in particular to the improvement in data collection and more precise monitoring of the indicator. By contrast, the number of days of absenteeism attributable to occupational accidents recorded, on the Group consolidation scope, a significant decline (-8.1%).

This trend is reflected in a more significant manner on the Orange SA consolidation scope, with a decline of 11.9% in the number of days of absenteeism attributable to occupational accidents. On the other hand, absenteeism attributable to sickness of Orange SA showed a trend inverse to the Group’s result since there was an 8.5% decline. These Orange SA figures should be correlated with the decrease in the workforce of nearly 2.5% at the end of the reporting period.

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5.6.1.4   Social dialogue

Organization of social dialogue

In France

In 2014, the Central Committee of the Orange Works Council (CCUES in French) met 11 times over 16.5 days.

In 2015, the CCUES met 13 times over 18 days. During the year, this employee’s representative body addressed 66 subjects, in addition to examining the resolutions adopted in respect of the management of Social and Cultural Activities (SCA).

The employee representatives were provided with information on 27 items and expert reports, and consulted on 39 other issues, 17 relating to annual reports and assessments provided by agreement or under the French Labor Code, 12 relating to proposed organizational or process changes, and 10 relating to draft collective agreements and unilateral decisions.

2015 was highlighted by the renewal of the CCUES elected officials in the professional elections in November 2014, with a CCUES founding meeting held on January 20, 2015.

Lastly, 8 agreements and amendments to existing agreements were signed in 2015 within the Group, including 4 for Orange SA and 4 for Group France.

It should also be noted that the French Works Council, the body covering the Group’s French subsidiaries, met four times in 2015 to discuss 10 topics relating to business, the financial position, and changes in employment and in the Group’s structure.

In Europe

The European Works Council is a forum for discussion and dialogue on broad economic, financial and social issues that go beyond the borders of any single country (industrial and innovation strategy, major investment policies, acquisitions, employment, etc.). In 2015, it physically met three times: once in Marseille (April), once in Paris (July) and once in Rome (November).

28 employee representatives make up this committee that today includes 19 countries: Germany, Austria, Belgium, Denmark, Spain, Finland, France, Great Britain, Greece, Ireland, Italy, Luxembourg, Norway, the Netherlands, Poland, Romania, Slovakia, Sweden and Switzerland

Worldwide

The Worldwide Works Council was created under an agreement signed on June 23, 2010 with the goal of strengthening the effectiveness of the Group’s social dialogue with all employees (38% of the Group’s employees are currently located outside France and 18% outside Europe), providing representation and a common body of information across the Group, including details of the overall business strategy and transnational projects outside Europe.

The Worldwide Works Council met in Paris on June 23, 24 and 25, 2015. The Worldwide Works Council is comprised of 31 members who were renewed in 2015, representing the 21 countries across the world with more than 400 employees each. It meets once a year at the initiative of the Group’s CEO, or of his representative, the Group’s Human Resources Director. A new country has been represented since 2015: Niger.

The employee representatives are trade union representatives, representatives appointed by elected employee forums, and employee representatives appointed through a democratic process in accordance with rules determined locally.

Collective agreements

During the year 2015, 8 agreements were negotiated and signed at the national level, including the new 2016-2018 intergenerational agreement on December 23, 2015, combining the Work-based Learning and Internships agreements and the generation and senior’s agreement.

This year was marked by the launch of 4 major negotiations at the end of the first quarter 2015 that will continue in the first half of 2016. Furthermore, as part of wage negotiations, the following agreements were signed: the agreement on financial aid for supplementary health coverage of public servants and public law contractual agents of Orange SA, the Orange SA salary agreement of April 16, 2015, the 2015-2017 Orange SA Incentives agreement and three amendments, the first to the agreement of April 6, 2006 creating a Perco in the Orange group, the second to the OARTT agreement of February 2, 2000 authorizing the transfer of rights from the Time Savings Account and the third to the ACO health and death and disability agreement.

At the world level, the Group launched the rollout of the health and safety agreement by conducting an evaluation of health coverage in the MEA region and by setting up health committees.

As part of the ANO project, in compliance with the commitments made with the UNI-Orange global union, the Group set up in each country, in addition to the bodies authorized to negotiate, joint committees to inform and debate the challenges and impacts of the project. The negotiations on the procedures for assisting the employees concerned by this project were carried out in all countries.

5.6.1.5   Health and Safety

As part of its CSR policy, the Orange group is committed to making it occupational health, safety and quality of life policy one of the cornerstones of its commitment. Its policy in this area is to ensure the safety of its employees, protect their health and improve their quality of life at work. The aim is to integrate health and safety into all activities in order to become the benchmark employer in the sector.

In 2015, support for the Orange group’s international business units continued, and was expanded. The deployment of an Occupational Health and Safety Management System (OHSMS) continued through self-diagnosis questionnaires. Site inspections were initiated in several countries. The Health and Safety network is now well established, and can identify the players in health and safety in the Group’s various business units.

The implementation of the world agreement on health and safety signed with UNI global union and the Global Union Alliance UNI-Orange in November 2014 received a first positive report in 2015.

A permanent system for managing tracking and prevention actions was deployed to face the EBOLA risk.

The Group’s Strategic Health and Safety Committee, which is tasked with monitoring the application of the Group’s Health and Safety policy, met on May 21, 2015 under the chairmanship of the Group’s Human Resources Director. This meeting focused on the actions taken for the Group as a whole.

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Occupational health and safety conditions in France

People involved in prevention

The profession of OH&S (occupational health and safety) expert was recognized as a career of the future in 2015 for the company as part of the Futur’O system. An enhanced recruitment process was put in place. A makeover of the initial training path was carried out and two training sessions organized according to these new procedures. Moreover, there were several external hires of experienced OH&S experts. All of these actions enabled significant strengthening of the network of OH&S experts in charge of managerial advice and support closer to the field on questions of occupational health and safety.

In 2015, the social service missions were updated. Beyond the individual missions, group missions were reaffirmed (to support the life of the working units and their employees, in particular in projects for the transformation of structures and primary prevention of psychosocial risks) and social advising (social observation, risk identification, technical advising to the managerial line for complex or conflict situations within the work groups). Paths to professional qualifications continued concerning actions on work groups.

The multidisciplinary approach involving specialized players (occupational physicians, nurses, OH&S experts, managers of the work environment, social workers) grew in 2015, in particular in multidisciplinary prevention committees. The national multidisciplinary committee tasked with reviewing actions carried out in the various regions and proposing a number of Group-wide measures met twice in 2015.

Multidisciplinarity also grew with the Multidisciplinary Prevention Groups (GPP), called on for their expertise in problems (individual or collective), or their expertise in human impacts in transformation projects.

The new concept of Smart Store boutiques illustrates the contributions of multidisciplinary analyses and recommendations bringing together occupational environment management, a referring occupational physician and a national OH&S expert for work conditions, health, safety and quality of life of employees.

For the renewal of the approval of the occupational health service, a thought process guided by the coordinating physician was launched around the organization and the functioning of multidisciplinarity.

Outsourcing

Orange regularly calls on external partners for production and maintenance activities. One of the major focuses of the Group’s policy is to address questions of occupational health and safety in its relations with these companies. As such, a thought process guided by an operational unit director was carried out in 2015, enabling the identification of a certain number of points (reaffirmation of the Group’s policy, definition of a framework for implementing the prevention plans, structuring of monitoring of indicators, training of players, etc.) on which actions were initiated and will be continued in 2016.

The Occupational Health and Safety Management System

The Company’s cultural shift towards the management of health and safety at work is continuing, and the regular audits conducted in this field show a steady improvement. At the end of 2015, the overall compliance rate in relation to the company’s framework, based on the major international standards, was 65% across all units.

For the purpose of improving and monitoring this deployment, changes in the audit system were decided upon at the meeting of the Strategic Committee of May 21, 2015 changing to bi-annual frequency.

Taking health risks into account in the Company’s development

Work to anticipate the impact of the Company’s developments and projects on the health of its employees went on throughout 2015. The Smart Store program, the PVC Customer Experience, COME, Delivery, Orange Learning projects were subject to special procedures to gather the expressions of employees and their daily lives.

Managers of the work environment, OH&S experts, occupational physicians, social assistants and sometimes members of consultative bodies are more and more often assisting projects upstream.

A national negotiation process was undertaken to define a future social agreement on the “evaluation and adaptation of the workload.” A framework and common reference were produced for the year 2015 with the trade unions in order to concretely understand the problems of work load in connection with changes in the workforce and skills. Over the year 2015, this work was part of the continuity of the sessions of the National Health, Safety and Working Conditions Committee (CNSHSCT), as well as the multi-disciplinary seminar held in 2014 on questions of work overload and underload. This future social agreement on the “evaluation and adaptation of the workload” also takes as a reference the previous agreement, “Work organization,” that was signed in 2010.

Agreements signed with trade unions or employee representatives relating to occupational health and safety

Social dialogue in the area of health and safety is extremely important in the Group, either through agreements signed with the trade unions dealing with employees’ health and safety, or through statutory bodies (the 252 Health, Safety and Working Conditions Committees), or bodies formed by agreement, such as the National Health, Safety and Working Conditions Committee (CNHSCT) and the National Stress Prevention Committee (CNPS) in France.

In addition, the agreements on occupational health, safety and quality of life policy signed with the trade unions in France were audited in 2015. Actions were put in place to implement the identified focuses of progress. In 2014 a world health and safety agreement was signed covering all the entities the Group in which Orange has control, which constitutes a first in the telecommunications sector.

This proactive and ambitious agreement builds primarily on:

- a participatory approach of all stakeholders, including innovative social dialogue, with the implementation of Health and Safety Committees or their equivalent involving the trade unions and/or employee representatives of different countries;

- a shared foundation for health and safety at work, with specific thinking on coverage of health expenses in the African countries where the Group is an operator;

- the implementation of an Occupational Health and Safety Management System in all Group companies, in a continuous improvement approach;

- a commitment to participate in public health campaigns, health protection programs and measures to fight pandemics, notably including HIV/AIDS;

- a level of prevention and protection of its service providers and subcontractors consistent with the Group’s requirements.

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Occupational accidents and illnesses

The health and safety indicators, presented in the joint Group performance chart together with absenteeism covered more than 95% of the workforce in 2015.

Number of occupational accidents with lost time (1)	2015 (2) (3)	2014 (4)	2013
Group total	830	887	968
o/w Orange SA	570	708	736

(1) Occupational accidents with lost time and the associated number of days lost are recognized in accordance with applicable local regulations.

(2) The indicator was collected from 99.2% of the Group’s scope of consolidation.

(3) The number given for Orange SA is for the year 2015, recorded at January 15, 2016. This number does not take into consideration any adjustments that occurred after that date.

(4) The results for 2014 have been updated based on final data for the Orange SA scope of consolidation.

Number of fatal occupational accidents	2015	2014 (1)	2013
Group total	1	5	1
o/w Orange SA	1	5	0

(1) 2014 data updated following retroactive recognitions.

Frequency rate of occupational accidents (1)	2015 (2)	2014 (3)	2013
Group total	3.48	3.66	3.66
o/w Orange SA	4.45	4.93	5.01

(1) The frequency rate of occupational accidents corresponds to the number of occupational accidents per million theoretical working hours. These theoretical working hours are calculated based on the number of annual theoretical working days in each country where the Group operates (source: ILO). Occupational accidents with lost time and the associated number of days lost are recognized in accordance with applicable local regulations.

(2) The number given for Orange SA is for the year 2015, recorded at January 15, 2016. This number does not take into account any adjustments that occurred after that date.

(3) The results for 2014 have been updated based on definitive data for the Orange SA scope of consolidation.

Severity rate of occupational accidents (1)	2015 (2)	2014 (3)	2013
Group total	0.22	0.23	0.21
o/w Orange SA	0.34	0.35	0.32

(1) The severity rate of occupational accidents corresponds to the number of days of sick leave for occupational accidents per thousand theoretical working hours. These theoretical working hours are calculated based on the number of annual theoretical working days in each country where the Group operates (source: ILO). Occupational accidents with lost time and the associated number of days lost are recognized in accordance with applicable local regulations.

(2) The number given for Orange SA is for the year 2015, recorded at January 15, 2016. This number does not take into account any adjustments that occurred after that date.

(3) The results for 2014 have been updated based on definitive data for the Orange SA scope of consolidation.

Number of employees whose cases were classed as occupational illness	2015 (1)	2014 (2)	2013
Total Orange SA	78	88	91

(1) The number given for Orange SA is for the year 2015, recorded at January 15, 2016. This number does not take into account any adjustments that occurred after that date.

(2) The 2014 results were adjusted by the final number.

The Group had one fatal accident in 2015.

At the Group level, the frequency rate is slightly down with an improved coverage rate. At the same time, the change in the number of accidents with lost time shows a notable decrease.

The Orange SA consolidation scope, whose weighting has a significant influence on Group results, saw a similar trend in the number of accidents with lost time. Analysis of its data does not reveal a major deterioration, as regards either the type of accident or the services in which they occurred.

The indicator “number of employees whose cases were classed as occupational illness” concerns Orange SA exclusively. Its decrease is quite clear, but the 2015 data are provisional. More than half of the occupational illnesses recognized are musculoskeletal disorders.

5.6.1.6   Training

Number of training hours (in millions)	2015 (1)	2014	2013
Group total	4.79	4.53	4.96
o/w Orange SA	2.96	2.97	3.19

(1) Reporting with respect to international activities is in a phase of stabilization. It now covers more than 97.5% of the workforce.

Number of training hours per employee	2015 (1)	2014	2013
in the Group	31.5	29.8	30.5
in Orange SA	32.9	32.0	33.9

(1) Reporting with respect to international activities is in a phase of stabilization. It now covers more than 97.5% of the workforce.

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Orange’s training is centered on the Orange Campus, which is dedicated to management for all the Group’s managers, and professional training institutes, including 17 in France covering sales, technical, marketing, services and support functions, 7 in Poland covering sales, technical, networks and project management, and 4 in Spain covering sales and marketing, information systems and networks.

2015 was marked by the development of new teaching solutions integrating digital technology, with the deployment of the Digital Academy in Europe and the MEA subsidiaries, the integration of new visas for expanding the Group’s digital culture on the themes of Big Data and the Plazza social network and Orange’s launch of MOOC (Massive Open Online Courses): web advisor and Picasso for the general public, digital uses and digital learning for Orange employees. New training courses were developed on topics such as agility, change management and innovation.

For Orange France: the number of training hours per employee remained high at 35 hours. 2015 marked the launch of the Essentials2020 strategic plan with rollout to the all the departments of the “essentials of customer relations” adoption kit.

Thus, the accent was placed in all areas on an incomparable customer experience:

- in the area of sales:

the retail market through programs such as: relationship skills for customer services, Smart Store (upstream of the opening of each boutique) and Essentials2020 managers coach to help the teams provide an incomparable customer experience, in the enterprise market with the simplification of customer interactions via the programs Delivery, and Optimizing sales/digital/customer interactions but also customer experience programs specific to each consolidation scope: incomparable customer experience, Customer passion, winning customer relations;

- in the technical domain with the “color of our service” but also through courses in the areas of information services and networks: very high speed fixed and mobile broadband to support the deployment of 4G and fiber optics. The objective is to provide enriched connectivity to our customers.

Support for managers at all levels was the subject of specific programs in service, collective agility and overall performance.

The sales and technical professional institutes increased the transformation of their courses in favor of more digital formats and more modularity for greater personalization of the offering.

For the MEA region: the average number of training hours per employee grew slightly (29 hours), in particular due to the Democratic Republic of the Congo, Niger and Jordan.

The training effort to support the Essentials2020 strategic plan covered mainly the following:

- the strengthening of marketing skills: new series of courses “Customer-centered marketer”;

- for B2C: increase in the number of training sessions for trainers for the deployment of the Orange In Touch module (customer posture for front liner and customer services).

Paths to professional qualifications for product managers and mobile technicians were continued.

The new Orange Money courses were deployed in 2015 in 5 countries - Ivory Coast, Mali, Senegal, Niger and Democratic Republic of the Congo - with 200 employees receiving training.

Orange Campus courses have been delivered in all the countries in the area: indispensable paths, collective strategies, individual paths with the launch of plate dynamics: Middle East, Indian Ocean, regional transfer of content and deployment in the Democratic Republic of the Congo, in Guinea and Central African Republic. In 2015, 15% of the total number of training hours per employee concerned the delivery of programs for managers.

For Europe: One of the strategic pillars is to reinvent customer relations, and the emphasis was placed on the rollout of the Orange In Touch training program. Training for trainers has been organized in all countries. The target public is the population in direct contact with customers (65% of employees). In Romania, Moldova and Luxembourg, however, training was extended to the whole subsidiary including top management.

To support the opening of Smart Stores, new approaches were implemented with the use of real-life situations. In Moldova, one of the priority actions was the professional training of project leaders in SME practices.

- Orange Polska increased its number of hours of training per employee by 50%. Some large programs were carried out around the sales periods, and the launch of the Essentials2020 strategic plan that was gamified with Miasto, an innovative and massively-deployed serious game. The Digital Academy was launched in 2015. More and more workshops and short and innovative programs (called inspiration pills) are available on line. The internalization of training continued in 2015.

- Orange Espagne increased the numbers of training hours per employee by 9%, focusing on the business impact. The major focuses for 2015 were the delivery of courses in digital mode (e-learning, tele-presence, etc.), and the training of internal trainers (to take advantage of acquired knowledge and promote cooperation and sharing of experience). The Marketing Business School program continued to embed digital technology in all fields of the activity.

- Orange Slovensko put in place a local development program with a series of half-day workshops for managers and directors. The objective is to develop active listening, cooperation and project management. New modes of learning that integrate social media have been put in place for languages and techniques of sales. New modules have been created for the frontline, as well as a two-day long welcome program for new vendors.

For Innovation, Marketing and Technology: emphasis is placed on courses intended to support major technological changes. Big Data, network virtualization, connected objects, API, Cloud, NFC, etc. as well as those promoting the customer experience such as design of products and services and finally those linked to new modes of functioning, Devops and Agility. Courses in project management and development are still important as well as intercultural courses.

The marketing school (OMBS) emphasizes the challenges of the digital world with digital marketing, new business models, social media and also customer experience with consumer Insight.

The wholesale business activity, important for our Group, was supported by the creation of a Wholesale Academy allowing better sharing of specific knowledge in this area with all countries of the Group (30 modules, nearly 5,000 hours of training and 1,400 employees trained).

For Orange Business Services: the major focuses of training for OBS supported the key challenges: connectivity, Cloud infrastructure, connected applications, security and cyber-defense and the new employee workspaces.

Emphasis was placed on customer-centered culture with Orange In Touch with 3,000 people trained internationally.

OBS continues its external certification policy with Cisco, Riverbed, Avaya, etc. Today 2,623 employees hold nearly 8,000 certifications.

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A sales academy was created in 2015, to cover all the commercial activity of OBS (sales, pre-sales, management, etc.).

Three-level Cloud certification was implemented, for all populations of OBS. 158 employees have already completed this training, and 250 are currently taking it.

5.6.1.7   Promoting diversity and equal opportunities

Orange has made diversity and equal opportunity a major focus of its strategy through its human resources policy and its Corporate Social Responsibility policy. Orange’s diversity policy is based on a strategic vision rooted in the belief that the management of individuals and their uniqueness in a benevolent climate is a key performance factor for the company. This implies the need to eradicate all forms of discrimination and inequality, and foster a climate that allows people to “work well together.”

Beyond this global attitude, different themes draw special attention as part of the social dialogue or due to a special criticality, evaluated in France using the Orange diversity barometer.

Each Orange country chooses “diversity” initiatives consistent with local conditions, although gender equality in the workplace remains a common priority shared by all Group units. The insertion and retention of people with disabilities and the integration of the vulnerable and potentially discriminated groups are the other most widely adopted issues. Orange is also a committed player in the promotion of diversity and inclusion. The company actively contributes to many research projects and to an assessment of its climate of inclusion to better identify the challenges and energies of diversity.

In 2015, Orange made a commitment by signing a Charter of the International Labor Organization (ILO) to promote the insertion of disabled persons in the working world. Through this charter, Orange is committed to fighting against the discrimination and stereotypes that victimize the disabled in the professional environment.

Orange holds “Top Employer” certification in Africa (2015), in France and in Europe (2015). This certification recognizes our human resources policy, particularly our initiatives to promote diversity and skills management.

Gender equality in the workplace

Percentage of women - Group	2015	2014	2013
% of women in the active workforce	üü 36.0%	36.0%	36.2%
% of women in supervisory staff	üü 29.1%	28.8%	28.6%
% of women in the leaders’ network (1)	üü 25.2%	24.5%	24.4%

(1) The leaders’ network is a management network including 1,105 managers at the end of 2015. These managers hold highly responsible positions in the Group.

üü Item reviewed by KPMG: reasonable assurance.

Gender equality is a focus shared by all Group units. Its deployment is steered by the Professional Equality Strategy Committee. The Professional Equality policy is deployed on four dimensions:

- equal pay, with a regular review carried out in each country. In France, unexplainable wage differences are minimal, standing at 0.63%(1) in a country where the overall proportion is exactly ten times higher (6.3%). With the 2014-2017 Enterprise Agreement, Orange innovates by focusing on putting in place the conditions for professional equality throughout employees’ careers;

- access by women to positions of responsibility, with a target of 35% of women in the Leaders management network and the management committees. In 2015, women accounted for 33% of the Executive Committee and 32% of management committees. Our subsidiaries in Cameroon, Moldova and the Central African Republic are headed by women. Women account for 47% of the members of Sonatel’s Management Committee, and 29% of those of Orange Tunisia. The women’s networks, which are usually open to men, have grown significantly in France under the Group umbrella network Innov’Elles, with a geographical approach (50/50, Odace, 364°, etc.) and by business line (SupportHer, MixIT, etc.). Networks have also been launched in businesses outside of France, in Niger and Mali, as well as at Orange Business Services (Double You Egypt, India, Scandinavian countries and Slovakia);

- the balance of representation of women and men in all of the Group’s business lines: women represent 36% of permanent active workers throughout the Group as a whole. Actions targeting the educational system are being intensified, with the aim of removing hurdles created by a stereotypical orientation of young girls: Girls’day in Germany, Profesia day in Slovakia, Shadowing days in France, Spain and the international entities of Orange Business Services. In Spain, all employees in managerial positions were trained and educated on diversity-related issues and situations.

In France as part of the goal to increase the presence of women in technical positions, Orange pays special attention to the female percentage rate of its external hires. One of the drivers of this ambition is in the development of the “Girls Classes” system that offers job-seeking women the opportunity for training for technical careers and inclusion in Intervention Units. This ambition was increased in 2015 as part of the intergenerational agreement.

Another major driver consists of strengthening the attractiveness of Orange and its professions for women through the deployment of a charter for the drafting of job offers, both for internal and external recruitment. This charter aims to develop the attractiveness of job offers by going beyond gender-based stereotypes.

To maintain its knowledge on this issue, Orange has, for the last six years, sponsored the MutationnellesTM survey on the role of women in technical professions. The 2015 edition included an international component (Yfactor).

As such, Orange has also initiated a call for actions with the Public Authorities, ACTWISE, for the integration of a greater number of women in new technologies:

- work-life balance: in 2014, the Professional Equality Strategy Committee decided to deploy the Charter on Work-Life Balance in all of the Group’s geographical areas.

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Progress in terms of gender equality cannot continue unless there is change in management styles and, to a lesser extent, approaches to work organization. Orange Polska, Orange Espagne, Orange Slovensko, Orange Romania and Orange Luxembourg as well as Mobinil in Egypt have thus worked to develop flexible schedules and teleworking. Orange Business Services In Brazil has also put in place a teleworking program for its employees, in particular for its employees with disabled children. These employees can thus work full-time from home or from hospital. In spite of these efforts, most family and domestic responsibilities still fall upon women, which can restrict their professional ambitions. Several studies show that these effects are not really felt by men. For this reason, male participation in initiatives promoting gender equality is essential. The Happy men clubs (created in France in 2013) allow men to share ideas on the work-life balance and on working environments favorable to gender equality. Their number has been growing since 2013, especially internationally (expected in 2016).

In a number of our international subsidiaries, measures related to parenthood are more favorable than they are required to be under local regulations (e.g. paternity leave in Botswana, full pay for maternity and paternity leave in Romania and Tunisia, and additional leave for sick children in France and Luxembourg).

In Romania, a well-being program has been implemented, including training workshops on the management of family constraints and stress, art workshops, and a helpline for cases of occupational and/or personal stress. In Egypt, Mobinil has put in place the Wellness program to encourage men and women to eat better and engage in physical exercise.

Orange supports the actions of a number of women’s organizations that work to promote health and access to education within its subsidiaries in Africa.

Effectiveness of the Professional Equality Policy

The Group’s Professional Equality Policy is evaluated as part of the Gender Equality European and International Standard. The strategy of the Group and of all of its European subsidiaries was audited in 2015. All of the entities audited were labeled and a plan for extension in certain countries of the MEA region was established for 2016. A world stakeholder’s dialogue on workplace diversity and equality was initiated in 2015 to identify the changes necessary in the eyes of all of the stakeholders of the Group. The pilot event took place in Senegal in November.

In France, Orange tracks the commitments of the 2014-2017 workplace equality agreement as well as the effectiveness of its policy by conducting studies for this purpose. For the 2014-2015 the following studies were conducted:

- the mix and organization of work;

- identification of factors impacting workplace equality throughout careers;

- the promotion process;

- men’s commitment.

Employment and integration of people with disabilities

Disabled employees - Economic and Social Union (1)	2015 (3)	2014	2013
Number of disabled employees (2)	5,053	4,670	4,299
Amount of purchases billed to the protected sector (in millions of euros)	16.4	15.3	15.3
Integration rate (4)	5.9%	5.4%	5.1%

(1) The notion of Economic and Social Union includes Orange SA (including Orange Réunion), Orange Cara-be and Orange Promotion.

(2) Disabled employees declared in the French DOETH (mandatory yearly declaration for disabled employees). The 2014 number was updated.

(3) The number given for 2015 is provisional and only covers Orange SA.

(4) Integration rates are calculated according to the DOETH procedures (the 2014 number was updated).

In 2014, the Group signed, unanimously with the five representative trade unions, a fifth agreement for the employment and integration of people with disabilities covering the 2014-2016 period. This ambitious agreement is a continuation of Orange’s approach in favor of people with disabilities, and is aimed at achieving an overall employment rate of 6%, consistent with the target set by the regulations.

- Meetings and professional training for disability correspondents in the business units were continued in 2015 on a monthly basis.

- Partnerships and actions taken by recruitment personnel were more numerous, maintaining the total number of applications received. Participation in specialized employment forums for disabled applicants was strengthened in 2015. This year these forums represented the main source of applicants for people recruited in 2015, from the CAP Emploi centers.

- Many awareness initiatives were organized across France with the participation in inter-company debates, work-linked partnerships conducted on the 2025 prospective study on the employment of persons with disabilities and the internal publication of a newsletter entitled, le fil de la diversité. Orange signed an agreement with the three academies in the Île-de-France region, the educational authorities and 15 companies to promote the professional inclusion of disabled youths.

- At the annual event Semaine de l’Hangagement, a specific presentation (including videos, “prezi” and participant testimonies) was available on the Group intranet portal on the Semaine de l’Hangagement community. An animation event was launched on 50 sites to provide information to all of the Group’s divisions and Orange departments on our daily activities focusing on the theme of quality of work life, and to highlight our commitment to companies in the protected and adapted sector.

- Efforts on the insertion of youths continued in 2015. More generally, hires in the area of technical networks were confirmed and more numerous.

- In 2015, the proactive policy for inclusion and job retention continued with a nearly stable number of employment retention services. The decline in the number of modifications to workstations for furniture or office equipment was confirmed. On the other hand, the number of employees who were reimbursed for their hearing aids by the disabled inclusion fund increased by 30%. Expenses related to requests for adapted transport increased by 17%.

- Software for auditing the accessibility of the sites was created by the Orange research and development teams. This software, Ocara, was deployed in 2015 and received the 2015 National Trophy for Accessibility in the category Accessibility, Diversity, and Living together.

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- The amount of purchases in the protected and adapted work sector (STPA) grew in 2015 compared to 2014, approaching 16.4 million euros and was the result of the information and support work carried out for several years by purchasers.

- In 2015, training in recruitment and support for people with disabilities continued in the business units. The various key success factors of the policy were reinforced by actions targeting managers.

Internationally, Orange makes its actions visible in countries that have made disability a pillar of their diversity policies on the Group portal via a world map.

In 2015, Orange continued its partnership with the International Labor Organization (ILO) allowing the Group’s subsidiaries to be recognized for their actions and be informed about local best practices. Poland and Romania were thus highlighted in the ILO newsletter for obtaining a Disability Matters trophy in the “Work place” category at the Hague in June 2015.

In addition, still as part of its partnership with the ILO, Orange became one of the first 11 companies to sign the new ILO charter on disabilities. By signing this charter, Orange committed to the following:

- to fight against the discrimination and stereotypes that victimize persons with disabilities in the professional environment;

- to guarantee equal opportunity in recruiting;

- to ensure the accessibility of premises;

- to regularly evaluate the effectiveness of the policies in place in the company.

Signing up to this charter gives the Orange group the opportunity to reaffirm its commitment to quality of life at work, by assisting persons with disabilities, in all countries where it is present.

Also, for the first time, on December 3, 2015, Orange took part in the international disabilities day. The Group’s good practices toward handicapped persons were recognized (for example in Brazil, Luxembourg, Poland, Romania, Madagascar, Mali, Tunisia and Egypt).

In fact, the initiatives are many and varied depending on local conditions and regulations:

- changes in workstations and computing systems;

- adaptations in the functions of human resources;

- participation in recruiting forums for disabled workers;

- assignments given to protected workshops;

- disabled employees available for adapted reception structures;

- awareness training of employees and coaching sessions, etc.

Employee testimonies as well as all of the initiatives are available on the Group’s intranet as well as on the internal social network Pazza.

Anti-discrimination policy

In 2015, Orange strengthened its partnerships with associations through which more than 850 Orange employees worked to help young people from modest backgrounds, individually or collectively, enter the world of business.

- Thus, Capital Filles promotes access for high school girls from neighborhoods under urban and rural zone policies, through combined work-study programs and support from sponsors. 225 Orange sponsors are committed volunteers. The association is now present in 21 academies and was launched in Romania after adaptation to local conditions. Capital Filles is chaired by Stéphane Richard.

- Passeport Avenir aims to give young graduates from modest backgrounds access to networks of excellence, and as such, to diversify the leaders of tomorrow. The association is now present in Morocco. Managers at Orange subsidiaries Meditel and Sofrecom are involved in local plans put together in partnership with the Moroccan Student Foundation. In France, Orange supports the initiatives of the association through the 200 volunteer employees who help youth and the commitment of several senior workers volunteering as skills sponsors. Passeport Avenir has been recognized as an association of excellence by the presidential program La France s’Engage.

- With Our neighborhoods have talent, Orange is also committed to the professional inclusion of job-seeking youth, with teaching degrees, less than 30 years old, from priority neighborhoods or from underprivileged backgrounds. 178 Orange senior managers assist and advise these young people in all aspects of their job search.

- To combat the digital divide and promote women’s access to technical professions, Orange provides support to women of all backgrounds for learning computer code by funding their training with Simplon.co.

- Orange is actively involved in the fight against academic failure in junior high schools in priority education zones, making a big contribution to the development of Énergie Jeunes, an association of the presidential program La France s’Engage. 174 Orange employees are committed to helping youths in junior high schools, and many senior employees also volunteer their skills.

Orange aims to be innovative in terms of the effective leverage of diversity, and takes part in numerous studies and a broad range of thinking on this issue, particularly as regards the impact of stereotypes on careers. In 2015, studies focused mainly in two directions: the impact of physical appearance on careers, the result of work with the AFMD; as well as the benefits on creativity and innovation in heterogeneous multi-age teams. This focus was the subject of the fourth and last panel of the study on stereotypes: stereotypes and ages.

For the fourth consecutive year, Orange participated in the barometer measuring the diversity and equal opportunity climate, as perceived by employees. The priorities identified in the 2014 barometer, the generational aspect and the impact of initial diplomas on career path, led to deeper studies conducted by researchers specializing in stereotypes. Beyond these themes, it should be noted that diversity awareness initiatives continue to be well perceived by employees. In this new edition of the barometer, age appeared as the major criterion of discrimination of which employees believe they could potentially be victims of one day in the company.

The inclusion of LGBT employees in the company had been identified as a priority in the previous editions of the barometer. In this direction, Orange continues to support Mobilisnoo, the association of the Group’s LGBT employees through awareness campaigns.

Orange also sponsored the first stage of an External Communication campaign with international focus on disabilities: “Proscribe Prejudice.”

For the first time, Orange organized a stakeholders’ dialogue on workplace diversity and equality at the Group level. Pursuant to the goals of the Essentials2020 strategic plan, the objective of this dialogue is to help the subsidiaries in diversity, with action plans adapted to local contexts and conditions and very extensive involvement of company employees. It is also a matter of nourishing the Group’s diversity strategy with innovative proposals, highlighting Orange externally as a committed and pioneering social actor. This is an international dialogue (pilot programs in seven countries), digital (with internal tools dream Orange and Plazza), involving both internal and external players.

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5.6.1.8   Compliance with the core conventions of the ILO

Orange was one of the first companies to sign up to the United Nations Global Compact in 2000. Respecting the basic principles set out in the Universal Declaration of Human Rights and by the International Labor Organization features explicitly in the Group’s Code of Ethics.

In 2006, Orange signed a global agreement with the Global Union Alliance UNI on basic social rights. Through this agreement, the Group reaffirmed its desire to respect basic human rights, both internally and in its relations with its suppliers and subcontractors.

This agreement reinforced the responsible purchasing clause, entitled ““Ethical practices - Corporate Social Responsibility”, already present in all contracts with suppliers at the Group level. Pursuant to this text, Orange ensures that its suppliers and service providers take into account:

- efforts against all forms of compulsory or forced labor;

- prohibition of child labor;

- non discrimination.

Implementing these commitments is a complex process, rolled out progressively in different countries in accordance with the local context and national sovereignty.

The Orange group draws on its policy of dialogue with stakeholders to identify priority issues in each country and put the appropriate actions in place.

Orange’s management, the UNI global union and its French trade union members, and Orange’s representative in the Global Union meet twice per year to review current international operations and major development and acquisition projects.

On November 21, 2014, the Group signed the first world agreement on health and safety, along with the UNI global union, the Global Union Alliance Orange and the French union members of the UNI. The aim of this agreement is integrate health and safety into all of the Group’s activities.

5.6.2    Environmental information

The explosion of digital usage means that Orange must face a difficult environmental balance: to promote technological choices that limit environmental impacts, while still monitoring the quality of investments to offer its customers useful, high-performance services. For many years Orange has taken a proactive approach to managing environmental risks and impacts, helping to protect the environment and maintain the confidence of its stakeholders, while seizing new opportunities related to the development of “green” technologies. The COP21 conference, held in Paris at the end of 2015, gave Orange, an official partner of the event, the opportunity to reaffirm its commitment, and to set two priorities: a 50% reduction in its CO2 emissions per customer use up to 2020 (compared to 2006), and to promote the integration of the circular economy within its organization and its processes.

5.6.2.1   A structured approach

An annually updated environmental roadmap sets out formal action plans for each country in order to meet the objective of significant savings, while responding to the explosion in traffic and uses. The policy is monitored by the Executive Committee on the basis of quarterly targets.

Environmental Management System

In order to achieve its targets for reducing environmental impacts and risks the Group has been progressively rolling out ISO 14001 compliant Environmental Management Systems (EMS) in its main countries of operation. The ISO 14001 standard describes how companies should organize themselves to manage the environmental impact of their activities. Orange has decided that its objective is to expand the Group’s ISO 14001 certified scope to 50% by the end of 2015 and 60% by the end of 2016.

In 2015 all of the Group’s ISO 14001 certified organizations successfully passed their renewal or monitoring audits. Orange France significantly enlarged its certified scope that now includes 63% of its consolidation scope. The Olivier de Serres site, the Group’s registered office, obtained its ISO 14001 certification in July 2015. The indicator measuring the size of the certified scope with respect to all of our activities grew by nearly 10 points to reach 50.23% at the end of 2015.

	2015	2014	2013
Proportion of scope certified	üü 50%	41%	35%

üü Item reviewed by KPMG: reasonable assurance.

ISO 14001 certified entities at end-2015

Subsidiary	Scope
Orange Polska	All mobile activities
Orange Espagne	All activities and sites
Orange Slovensko	All activities
Mobinil (Egypt)	All activities
Orange Marine	All installations and vessels
Orange France	63% of scope certified
Group’s registered office	Certified (July 2015)
Orange Moldova	All activities excluding network
Orange Mali	All activities
Orange Business Services	Cesson-Sévigné site, Cairo, and its main Parisian site, Orange Stadium
Orange Romania	All activities
Orange Senegal	27 certified sites (classified facilities and sales departments, covering, 50% of the scope)

NB: The three largest sites of Orange Tunisia, an unconsolidated subsidiary, have also been certified.

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Awareness-raising and training for people involved

Training and information is given to employees at several levels by the Group Environmental Department for local correspondents and by internal communications for other employees.

Initiatives for awareness raising and discussion thus encourage each employee to include the objectives of responsible growth in their daily activities. Particular emphasis is placed on raising the awareness of management, which play a key role as intermediaries to their teams. Dedicated training courses are delivered regularly.

An Orange Expert Community bringing together all Group experts on environmental issues provides a forum for dialogue and sharing best practices, and to develop professional skills on environmental challenges.

Environmental risk prevention

The Orange group believes that its activities as a telecommunications operator do not pose a serious threat to the environment. The Group’s activities do not entail production processes with a severe impact on scarce or non-renewable resources, natural resources (water, air) or to biodiversity and, generally, do not pose lethal risks.

The Orange group uses certain facilities, products and substances that may present environmental risks (even minor), some of which are subject to specific regulations. This is the case for facilities classified for the protection of the environment (ICPE) in France.

These facilities are the subject of ongoing in-depth analyses by the Orange group and have led to the adoption of action plans and preventive maintenance programs, as well as periodic inspections as required under French regulations. The rollout of the Environmental Management System and ISO 14001 certification audits also ensures compliance with related regulations and audits.

In order to prevent health-related risks (legionellosis) and reduce water consumption, a major program to replace cooling towers with dry cooler systems has been ongoing since 2006.

Indicators	2015	2014	2013
Number of sites including Classified Facilities (ICPE A, D, DC and E) in France	275	302	319
Number of water cooling towers in France	28	29	23

The cable ships owned by Orange, through its subsidiary Orange Marine, comply with all the local and extraterritorial regulations to which they are subject.

Hazardous substances

Some facilities use regulated products or substances. These are chlorofluorocarbon or CFC gases or other refrigerants (more specifically HCFCs or HFCs) contained in air-conditioning installations.

Programs to eliminate the use of halon and replace it with less environmentally damaging FM 200 or FE 13 fire extinguishing gases or even inert Nitrogen or INERGEN gases in sprinkler systems have been in place since the end of 2003, in accordance with regulations.

Under the European REACH Regulation (Registration - Evaluation - Authorization and Restriction of Chemicals), the Group has undertaken to inform its customers of the presence of hazardous substances as defined by regulations.

By virtue of European Directive RoHS II, the Group must comply with the obligations of the producer or those of the distributor. The objective of this directive is to limit the use of certain hazardous substances in electric and electronic equipment. The Group requests its suppliers to apply the RoHS directive to all products that are subject to it, regardless of the country of destination of the product.

Provisions for environmental risk

Consistent with the explanation of environmental risks above, no provision for environmental risk has been made. However, a provision is recognized to cover the Group’s obligation to dismantle technical equipment and restore technical sites.

The provision is set on the basis of:

- dismantling costs (on a per-unit basis for telephone poles, terminals and public phones, and per site for cellphone antennae) borne by the Group to meet its environmental obligations;

- annual scheduled asset returns and departures from sites.

The provision is assessed on the basis of costs identified for the current financial year, extrapolated for future years using the best estimate of the amount required to settle the obligation. It is discounted at a risk-free rate. This estimate is revised annually and if necessary the provision is adjusted.

In the Group’s financial statements for the year ended December 31, 2015, the provision totaled 733 million euros, of which 421 million euros for Orange SA. It consists predominantly of the cost of restoring sites of mobile telephony antennae to their former state, reprocessing of telephone poles, managing electrical and electronic waste, and dismantling public phones.

Adapting to climate change

As a telecommunications operator, Orange faces no specific issues associated with climate change impacts, other than changes related to risks such as severe weather risks (floods, etc.). These risks are anticipated, and buried cable solutions are adopted wherever possible.

5.6.2.2   Fighting climate change

In 2007, Orange formalized its commitment to reduce its CO2 emissions by 20% and its energy consumption by 15% by 2020, compared to 2006. This objective as an absolute value no longer corresponds to the current situation. Since then, we saw the emergence and the accelerated distribution growth of smart phones and tablets, which has overturned the way and the proportion in which we share, distribute or create information. This diversification and multiplication of uses will only increase, with the effect of repeated technological revolutions, such as connected objects right now. In fact, the absolute can no longer be the norm since every year, the number of our customers increases and their uses grow exponentially. Taking the customer as the reference in the monitoring of our environmental performance does not give us an adequate level of detail either, because the customer is the sum of multiple uses. This usage element should act as “keystone” to define a new commitment, in relative value, to account for our impacts in the most concrete and detailed manner possible.

The objective we have defined is to reduce our CO2 emissions by 50% per customer use. This objective was defined on the basis of a sample of 10 countries plus Orange Business Services, representing 90% of the Group’s CO2 emissions. To ensure a maximum of transparency, we have carried out an external evaluation of this methodology and had it audited by an external auditor.

By “customer use,” we mean the large “families” of uses such as Voice, TV or Internet. By this reasoning, a Livebox subscription counts

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for three uses, because it contains the Internet, telephone and TV at the same time. A 2G mobile phone is only equivalent to one use, the voice, because it is only used for calling and it does not include Internet access.

This commitment was declared on the platform Non-state Actor Zone for Climate Action (NAZCA), which is used to publicize and centralize the commitment of non-governmental players (companies, cities, investors) throughout the world.

Network energy consumption

Green ITN 2020

A massive energy action plan was undertaken in 2008 to reduce energy consumption related to the operation of networks and information systems, which account for nearly 72% of the Group’s total consumption. This action plan prioritizes the areas listed below:

This action plan was deployed in the majority of the countries of the Group. Through this program, at least 2,400 GWh of electricity and 170 million liters of fuel have already been saved by 19 countries representing more than 90% of the energy consumption of the Group’s networks and information systems. These savings prevented the release of at least 1.2 million metric tons of CO2 over the period. More precise figures for the year 2015 shall be provided in the detailed CSR Report.

These results were made possible by the introduction of a number of measures:

Optimized ventilation to improve air conditioning

Optimized ventilation is a highly efficient air-conditioning system, delivering up to 80% energy savings, compared with traditional air-conditioning systems, while also eliminating the use of harmful refrigerants. In France, energy audits were carried out on 13 large technological sites and paths for improvement were suggested mainly for 55 air-conditioning facilities.

Optimization of data centers

Data centers (centers hosting IT servers) account for 12% of the Group’s electricity consumption.

The “Green data centers” project was initiated in 2007 to reduce energy consumption by improving the technical environment in the centers (with more efficient electrical equipment and optimized air circulation, new air conditioning technologies), optimizing hosted computing resources (more processing power per watt, use of virtual servers, etc.) and the rationalization of the information system. One of the products of this strategy, the “Orange Infra”, virtual and standardized IT hosting offer was rolled out in 14 MEA countries.

Use of renewable energies

Orange’s track record in researching applications of renewables in its business dates back over 30 years. In 2015, deployment of solar equipment continued: the total number of the Group’s solar energy sites was 2,600 (compared to 2,400 in 2014). In 2015, they enabled annual generation of more than 19 GWh of solar energy, allowing savings of nearly 34 million liters of fuel and prevention of approximately 92,000 metric tons of CO2 emissions into the atmosphere each year (the final figures for 2015 are provided in the online CSR Report).

In November 2015, Orange and ENGIE signed an agreement to develop rural electricity and optimize electrical supply of telecommunications infrastructures in Africa. The solutions tested could take the shape of individual solar kits or even local electrical mini-grids. This service could be invoiced using the Orange Money mobile solution. Experimentation will allow approving the technical solutions, the sales and distribution models and the economic balance of the service before going large-scale.

A project to build solar farms was also carried out in Jordan that will eventually allow to cover all the electricity needs of Orange Jordan, and thereby reduce the corresponding amount of CO2 emissions, and help control energy expenses. The first farms will be built in 2016.

Improving the energy efficiency of network equipment and infrastructures

Programs to replace older-generation equipment with more energy-efficient versions have been carried out for several years. “Low-energy” functionalities are also gradually being introduced into the Group’s network equipment. The deployment of smart meters on the technical sites also continued with 2,500 new sites equipped in 2015, for a total of more than 4,600 sites, which will allow Orange to optimize its energy consumption.

Cooperation with our equipment suppliers intensified in view of developing and commercializing high energy efficiency telecommunication equipment by 2020. As such Orange and Huawei reaffirmed their desire to continue their promising collaboration initiated in December 2013, and accelerate their common developments to design and try new solutions that are more environmentally efficient in terms of energy. The work carried out between 2013 and today has now resulted in advances in three areas:

- the design of customer connection cards that reduce energy consumption by 50% for ADSL access and 70% for optical access. Orange is now evaluating these cards with a view to their deployment in fixed networks;

- changes in software functions of mobile networks allow savings of 10% of the energy consumption of radio equipment on average. Orange has begun using these in its mobile networks;

- a convergent infrastructure (fixed and mobile networks), innovative and modular, has also been developed by Huawei at the request of Orange, in the Huawei research laboratories in Shenzhen. This infrastructure uses the most recent power and cooling solutions (400 VDC, liquid cooling, etc.). Orange is planning a first pilot experiment on this solution during the year 2016.

The deployment of a tool for measuring and optimizing the energy consumption of equipment in data centers is underway in Europe. This represents approximately 5,500 servers in 4 countries (Poland, Romania, Slovakia, Moldova). In addition, network infrastructures sharing is being developed in some of the Group’s major countries, which helps reduce energy consumption.

Reducing emissions from buildings

Buildings account for 21.5% of the Group’s energy consumption.

The Energy Action Plan in France covers all technical aspects of buildings, including heating, ventilation, air conditioning, lighting, etc. The installation of meters in buildings was extended to 110 of the largest service sites. The recommendations resulting from the analysis of the performance of the facilities made on 161 buildings in 2014 have been put in place. The detection of consumption defects and the monitoring of their corrections were automated at 97 sites (66 at the end of 2014).

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In the other European countries, the deployment of tools for measuring the energy consumption of computer and office equipment was finalized by all countries in Europe. The implementation of optimization policies in 2015 allowed several countries to reduce the energy consumption of this equipment from 30% to 50%. This savings was generated, among other, due to better control of equipment outside of the work hours (on average 40% of this equipment stayed on during evenings and weekends, and this average has now been reduced to 25%).

Reducing transport emissions

The Group has a large fleet of company vehicles in Europe and Africa. The objective is to optimize this fleet, and reduce the average level of CO2 emissions, while improving its accessibility, through the integration of sustainable mobility tools (1,700 vehicles in car-sharing by 2017). Launched in 2013 with 100 vehicles, the fleet numbered 300 shared cars at the end of 2015. This gives Orange France’s biggest car-sharing fleet.

Another focus is the development of a fleet of electric vehicles. Orange has pledged to order 600 electric or hybrid vehicles by the end of 2017. At the end of 2015, approximately 100 vehicles only have been ordered, due to the difficulty and the cost of deploying the recharging infrastructure. 105 electric outlets have already been installed and are operational at Orange at the end of 2015.

Several Group entities have introduced plans to limit the use of private cars (company travel plans, carpooling, car-sharing, eco-driving training courses, etc.).

Employees moreover have solutions allowing them to reduce business travel (videoconferencing, teleconferencing, tools for remote collaborative work, etc.). Numerous telepresence rooms are available to staff in several countries.

5.6.2.3   Adoption of circular economy principles

Extending the life of products and equipment, notably through their reuse, and optimizing their end-of-life treatment is and has been a priority of Orange’s environmental policy for many years. As part of COP21, Orange set a priority (in addition to the reduction of its CO2 emissions): to promote the adoption of the circular economy within its organization and its processes.

To do this, the Group intends to intensify the transformation of its processes:

- by collecting more (with an objective of 30% in the collection of used mobile phones by 2020, compared with 12% in 2015);

- by developing the sales of used or refurbished handsets ;

- by integrating these processes in the business core - the networks - and also to maximize the re-use of equipment. It is easily imaginable, for example, that a 3G antenna refurbished in France can be redeployed in other countries where it is needed; finally,

- by promoting the dissemination of circular economy principles in the cooperation with our suppliers.

Since the beginning of the year 2015, Orange is a member of the program “Circular Economy 100” of the Ellen Macarthur Foundation, the reference player in the subject, in order to accelerate its own transition towards the circular economy, by sharing the good practices of other committed players in the process.

Optimizing the life cycle and end-of-life equipment

The group acts in three complementary ways:

- extending the life of equipment by developing reuse by Orange customers or other stakeholders;

- optimizing the management of waste and end-of-life equipment generated internally, by implementing processing suited to each category of waste and ensuring that they are traceable;

- collecting and processing used electronic equipment from customers through approved external partners or collective sectors (where they exist).

If, in the European countries, the implementation of adaptive systems has already begun by and large, the emergence of new circular economy models will pass by the development of recycling, with adapted systems in the countries where there is no structured industry for the processing of wastes.

The Group past thus launched several projects in MEA, in collaboration with outside players:

- Jordan, the signing of a partnership with the Ministry of the Environment at the beginning of 2015;

- Senegal: implementation of the collection of e-waste at internal sites and sales points;

- Niger: strengthening of cooperation between Orange Niger and the ONEN, a workshop for the collection of mobile waste.

Increasing collection and recycling of cell phones

To reduce the impact of electronic waste on the environment, Orange strives to ensure devices are re-used or are dismantled for recycling, in accordance with environmental standards in force. The rate of collection has increased by 12% compared to 2014 due to the development and promotion of buyback offers and environmentally responsible collection in all European countries.

In Romania, for example, the buyback offer reached 31%, the collection record for all of Europe. In Slovakia, environmentally responsible collection reached a record rate of 17%.

Since 2010, Orange has teamed up with Emmaus International and Ateliers du Bocage, a company in the social and solidarity employment sector, to open mobile waste collection workshops in Africa. To date, four workshops are currently active (in Burkina-Faso, Niger, Benin and Ivory Coast; a workshop had been created in Madagascar, but it closed). The collected waste is sorted before being shipped back to France by boat. Between 2010 and 2015, 211 metric tons of waste were thus collected, and 25 jobs created.

5.6.2.4   Biodiversity

In 2013, Orange undertook a risk assessment in relation to its core businesses (networks, service activities, transport) and opportunities associated with the use of information and communication technologies (ICT), in order to assess more accurately its impacts on biodiversity. This study was conducted in accordance with methodology of the WBCSD (World Business Council for Sustainable Development), and showed that the Group’s impacts are generally low. The main impact is related to CO2 emissions, which are responsible for climate change, a major cause of loss of biodiversity.

The Group considers that ICTs can contribute to the protection of diversity. Orange thus participates to biodiversity studies, particularly within its partnership with CRAE (Alpine Ecosystems Research Center), in which Orange offers CRAE access to its towers located in

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mountain areas and equips them with sensors to gather information on temperatures in the Mont Blanc region. Orange contributes to the processing and presentation of data to the scientific community and the general public. In addition, volunteer employees do not only ensure the maintenance of equipment dedicated to the study, but also directly gather data from the relevant people via questionnaires and participate in observations of the fauna and flora of the Alps.

Another example concerns the actions of Orange Marine to limit the environmental impact of its ships. Even authorized releases of its wastes are limited: waste is kept on board to be destroyed when the ship returns to port; the release of ballast waters that can contain organisms likely to invade and destroy other ecosystems elsewhere on the planet is under close supervision.

Use of rare and critical resources

In addition to its commitment to environmentally responsible practices, the Group is aware that the protection of biodiversity is crucial for ensuring the long-term sustainability of its activities. Since 2011, Orange has applied a process aimed at taking into account issues associated with the rare and critical resources used in the Group’s products. A database, updated regularly and containing data sheets on each material, serves as the basis for carrying out risk analyses and seeking alternative resources. Discussions are held with suppliers to encourage them to limit the use of these resources and favor alternative and recycled resources.

Orange believes that the issue goes beyong its own CSR policy and represents a major opportunity to create long-term jobs and protect the environment. For this reason, the Group has opened discussions with industrial operators in various sectors and public authorities to support the development of efficient channels to exploit the vast reserves of scarce resources contained within WEEE - veritable “urban mines” that may contain up to 40 times more recoverable minerals than there are underground! As well as being economically advantageous, recycling the rare resources contained within electronic equipment would also ensure better preservation of ecosystems, given that the mining of rare metals is particularly harmful to biodiversity.

Impact on fauna and flora

In France, Orange has for several years worked with the League for the Protection of Birds within the framework of regional agreements, placing caps on metal telephone poles and protecting cavernicolous species. More than 96% of telephone poles in France have been capped in this way.

When routing a cable for a client, Orange Marine helps it select more favorable routes for the protection of underwater flora and fauna and applies the most adaptive procedures for protecting maritime flora and fauna. Orange Marine also contributes to studies. For example, the ship René Descartes took on observers to monitor the very large local population of seals during its operations. For the 40 cable landing sites, a number of protected seal reproduction grounds and the movements of these concentrations of animals had to be taken into consideration. The Orange Marine fleet is also equipped with a REPCET location system created by the association Souffleurs d’Écume, to limit the collision risks between ships and whales in the Mediterranean.

Soil use

The Group does not extend its control to the soil, except for the buildings in which it operates (offices and data centers).

Incorporation of nuisance specific to the activities of a telecommunications operator

Radio mobile antennas can sometimes be visually challenging. In some countries (France and Egypt, among others), the Group has undertaken to blend a number of antennae into the environment and landscape by adapting them to the local style and context (painting, incorporation in buildings, etc.). The Group’s activity does not generate noise pollution.

Paper consumption

For several years Orange has implemented programs to reduce paper consumption and to use FSC and/or recycled paper.

One hundred percent of sales documentation and 99.98% of paper used internally is printed on FSC-certified and/or recycled paper in France. In Spain, the portion of recycled or FSC-certified paper used is over 98%.

Water consumption

The main sources of water consumption in the Orange group are water fountains, toilets, canteens and the humidification systems of data centers.

Releases into the air, soil and water

The only other substances released into the environment, with the exception of CO2 emissions, are HCFCs used in cooling systems. Whenever possible, HCFCs are replaced with HFCs and systems such as optimized ventilation and free cooling are used to reduce consumption of air conditioners.

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5.6.2.5   Key environmental impact figures

		2015			Recap 2014	Recap 2013
Environmental performance (energy)	Units	France (1)	Rest of the World	Group values	Group values	Group values
Facilities presenting a risk
Fuel tanks units	units	1,910	3,705	5,615	7,618	8,540
Energy consumption - Scope 1
Fuel oil (all buildings and all uses)	m3	12,203	57,145	69,348	67,296	88,126
Gas	m3	14,595,116	2,861,309	17,456,425	17,178,810	19,650,576
Coal	metric tons	n/a	81	81	14	86
Gasoline-LPG for company cars	liters	39,299	2,882,673	2,921,972	3,409,907	3,910,914
Diesel for company vehicles	liters	26,302,911	10,665,025	36,967,936	40,035,292	42,015,874
Total energy Scope 1	GWh	558	826	üü 1,384	1,391	1,684
CO2 emissions from fuel, gas and coal	metric tons of CO2	61,721	158,874	220,595	214,183	276,394
CO2 emissions from vehicles	metric tons of CO2	72,427	36,190	108,616	118,213	124,852
Scope 1 CO2 emissions (energy only)	metric tons of CO2	134,147	195,064	329,211	332,395	401,246
Greenhouse gas CO2 emissions	metric tons of CO2 eq.	8,210	4,685	12,895	16,728	16,780
CO2 not emitted due to carbon offsetting	metric tons of CO2 eq.	-	(2,145)	(2,145)	(2,153)	-
Scope 1 CO2 emissions	metric tons of CO2	142,357	197,604	üü 339,961	346,970	418,026
Energy consumption - Scope 2
Electricity	GWh	2,493	1,959	üü 4,452	4,229	4,314
incl. green energy	GWh	-	404	404	408	179
Scope 2 CO2 emissions	metric tons of CO2	172,027	906,464	1,078,491	1,046,312	1,138,305
Total CO2 emission (Scope 1+ 2)	metric tons of CO2	314,385	1,104,068	1,418,453	1,393,282	1,556,331
Energy consumption - Scope 3
Flight distance for business trips	km	150,269,021	80,657,081	230,926,102	225,591,784	243,454,361
Train distances for business trips	km	92,388,751	10,127,198	102,515,949	98,059,490	100,955,819
Scope 3 CO2 emissions	metric tons of CO2	27,926	15,363	43,289	42,315	45,675
Total CO2 emissions (Scope 1 + 2 + 3)	metric tons of CO2	342,311	1,119,431	üü 1,461,742	1,435,597	1,602,005
Environmental performance (waste)
Consumed water	m3	1,060,155	942,247	2,002,402	1,896,733	1,957,396
Paper and cardboard: internal usage (office) and external (marketing, billing, directories, packaging, etc.)	metric tons	8,284	2,323	10,607	8,786	16,559
Internal evacuated waste
Internal WEEE (network and services)	metric tons	1,359	354	1,713	3,022	2,860
Recovery rate	%	67%	96%	73%	93%	76%
Metal poles	metric tons	1,267	37	1,303	1,342	1,371
Recovery rate	%	100%	100%	100%	100%	100%
Wooden poles	metric tons	15,845	30	15,875	16,821	15,618
Recovery rate	%	100%	100%	100%	100%	100%
Cables	metric tons	22,668	366	23,034	26,217	18,980
Recovery rate	%	85%	89%	85%	86%	79%
Batteries	metric tons	1,397	892	2,288	1,863	2,939
Recovery rate	%	69%	99%	81%	87%	91%
Paper and cardboard	metric tons	2,123	1,173	3,296	2,960	3,011
Recovery rate	%	100%	100%	100%	100%	99%
Other hazardous waste (PCB - printer cartridges - fluorescent tubes included)	metric tons	395	26	422	528	499
Recovery rate	%	96%	98%	96%	34%	28%
Other non-hazardous waste	metric tons	8,134	2,136	10,270	11,607	2,399
Recovery rate	%	53%	70%	56%	46%	60%
Total internal evacuated waste	metric tons	53,188	5,013	üü 58,201	64,360	47,676
Recovery rate	%	85%	86%	85%	83%	87%
Customer WEEE collected (incl. batteries and rechargeable cells)	metric tons	1,383	113	1,495	2,012	2,805
Recovery rate	%	84%	56%	82%	82%	75%

na: not applicable.

(1) The France consolidation scope covers Orange France, the Group’s headquarters, Orange Marine and Orange Business Services units operating in France.

üü Item reviewed by KPMG: reasonable assurance.

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Note on methodology

The verification of CSR information was carried out this year by an external third party using an innovative methodology. The work of verifying the most important data was conducted on a limited number of contributing entities, by combining on-site and remote audits. This work was completed by an especially in-depth review of the consolidation of data. This methodology is adapted to our organization, characterized by many entities each having different impacts on the Group’s data.

Environmental reporting is based on the Indicia reporting tool. Only those countries consolidated in the Annual Report contributed to CSR reporting. Concerning changes in the 2015 reporting scope, compared to 2014, the changes are the following: deconsolidated countries: Kenya (not consolidated), Dominican Republic (sold) and Uganda (sold). The environmental data reporting process is based on quarterly reporting campaigns. Fourth quarter data are real or, when data are unavailable at the time, estimated by each country and adjusted the following year. The adjustments for 2014 were thus applied in the first quarter of 2015. Orange France’s environmental reporting scope covers the entities under framework agreement with service providers and under contract with environmental agencies.

Energy

The energy consumption of the data centers and networks, shared with other operators, are recorded in whole or in part, according to the size and the availability of the information. The consumption of mixed equipment in France (network and mobile) is completely assigned to the indicator covering the consumption of networks excluding mobile activity.

Energy consumption of office space, in particular the shops, that is not invoiced directly to the Orange group is not reported.

The consumption of energy from urban heating plants is not recognized due to the difficulty of estimating the associated CO2 emissions.

The electricity consumption of Poland is calculated using a statistical sampling of invoices received during the year. In the same manner, the consumption of electricity of the Orange Espagne network and of France is partly based on an estimate.

The “fuel oil consumption (all buildings and all uses)” indicator comprises consumption (excluding vehicles) of domestic fuel oil, diesel and gasoline, as well as marine heavy fuel oil and diesel for Orange Marine’s fleet.

Transport

The data for train and air travel was provided by Carlson Wagonlit, which covers more than 80% the kilometers traveled by employees. Distances traveled by train and air are estimated using the great circle track method (shortest distance between two points on the surface of the earth). The CO2 emissions from “short courier” air travel of the GHG Protocol (180 g CO2/km passenger) were used for all flights (short, medium and long-distance couriers). The CO2 emission factor for train travel was determined using the “Bilan Carbone™” method when it is available for the country in question.

In the other countries, a standard factor of 100 g CO2/km passenger is used.

Local travel agencies other than Carlson Wagonlit that provided reporting data are also taken into consideration, as well as the travel completed by families of expatriate employees.

CO2 Emissions

For the CO2 linked to electricity consumption, the CO2 emission factors of the IEA (International Energy Agency), in its re-updated version of January 2015, have been used for all countries, from 2006 to 2014. The emission factors (electricity) of the GHG Protocol and of the ADEME used during the previous reporting for France have been replaced by those of the IEA.

The coefficients used for the other fuels (natural gas, fuel oil, coal, gasoline, diesel fuel and LPG) have not been changed and come from the GHG (2007). The reporting of refrigerant emissions, which are included in Scope 1 CO2 emissions, is not yet exhaustive. The Group is working on improving the monitoring of these emissions.

For the France consolidation scope, the CO2 emissions of greenhouse gases for the year 2015 (emissions associated with refrigerant gases from the network and tertiary buildings) are based on the 2014 data in the absence of source data for a portion of the consolidation scope submitted within the publication deadline of this document.

Mobile phones collected

Calculation of the rate of mobiles phones collected takes into consideration five collection streams: environmentally responsible citizen collection, collection of mobile waste in Africa, Orange Reprise Grand Public, Orange Reprise Entreprise, commercial returns. The rate is calculated by dividing the number of mobile phones collected by the number of mobile handsets sold through the sales points having implemented a collection system.

Electronic waste collected (e-waste) from customers

The WEEE (waste electrical and electronic equipment) collected from retail customers are WEEE (mobile handsets, fixed handsets and multimedia) reported by sales points, sent my mail or collected by service providers on behalf of Orange.

This indicator includes the mobile telephones of the Group’s employees. This includes batteries and rechargeable cells that are part of equipment when it is returned by customers, and the other types of batteries and rechargeable cells collected separately at the various collection points.

In France, WEEE from enterprise customers (OBS France) are not recognized in this indicator but in the internal WEEE indicator (network).

Evacuated waste and recycled waste

Reporting on waste incorporates the concept of Evacuated waste (i.e. waste that is no longer stored in the Group’s sites or under its direct control, but which has been disposed of to a service provider or an external body, with or without a related financial transaction), and Recovered waste (i.e. waste that has been recovered through re-use, material recovery or energy recovery. These concepts apply for the European countries.

For the non-European countries, and taking into consideration the frequent absence of identified industry for the processing of certain types of waste, the amounts of recycled waste concern, more broadly, all amounts of waste evacuated and that have been sold.

The reporting of waste indicators is not complete for the following reasons: on the one hand, due to ongoing efforts to identify and secure waste collection and treatment channels in the MEA region; on the other hand difficulties in collecting data from network outsourcing contracts in certain European countries.

Non-hazardous waste has not been recorded since 2012, except in 2015 in France for which some non-hazardous waste that was added pursuant to certain framework contracts, and as such was included in other non-hazardous waste reporting.

Fluorescent bulbs, PCB (polychlorinated biphenyls), and printer cartridge waste has been accounted for under “Other hazardous waste.”

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In France, for tertiary and network waste not including customer WEEE, only waste handled by a service provider that signed a framework agreement with the Orange group is added to the reporting, except for cables and other hazardous waste (including oily water and sludge) of Orange Marine and a limited number of Orange Marine wastes.

In 2015, Orange France continued the program of dismantling telephone booths. The tons of waste from dismantling the booths are included in the following indicators:

- “Other non-hazardous waste”: for aluminum, stainless steel, steel and glass;

- “Network WEEE for that which concerns WEEE.”

Different specific service providers are involved according to the type of waste concerned (copper cables, paper, network equipment, batteries, wooden poles, etc.). Special attention is given to wooden poles in order to prohibit their reuse, taking into consideration regulatory restrictions, and to ensure their adequate elimination. For leased sites, household or similar waste is not reported as it is managed by the lessors.

Water

The main sources of water consumption in the Orange group are water fountains, toilets, canteens and the humidification systems of data centers. Following an evaluation, the Group believes that the volumes involved are not significant enough to be worthwhile to set up a process of collecting and consolidating data on water consumption.

Environmental Management System

The Key Performance Indicator (KPI) “Group ISO 14001 certification rate” is the ratio of electrical energy consumed by the ISO 14001 certified scope over the total electrical energy consumed by the Group.

It is calculated on the scope of the entities consolidated by the Group.

For France, due to the existence of certifications of processes for which consumed energy has no meaning, combined with the certifications of sites, a special method of calculation is used:

- the sum of individual workers in the certified scope is divided by the total workforce in France to obtain a ratio;

- then, in a second step, this ratio is applied to the total electricity consumed in France (excluding Orange Marine), which produces an “equivalent” energy that can be aggregated with those obtained for other organizations of the Group.

This equivalent electrical energy value is aggregated with that of Orange Marine (fully certified) then with that of the other certified scopes in the other organizations of the Group; the whole is then divided by the total electrical energy consumption of the Group to provide the KPI.

The electrical energy data is available in the Indica tool managed by the department of Social and Environmental Responsibility.

Orange Business Services International

The international reporting scope of Orange Business Services is limited to 11 countries (or 117 sites) over the 85[12] in which it operates. These countries represent 81% of the workforce of OBS International and 62% of the occupied surface area of its buildings (in m²). The countries are Australia, Brazil, Switzerland, Egypt, Germany, India, Mauritius, Russia, Singapore, the United States and the United Kingdom.

For the consumption of electrical energy, the reporting of OBS International is based on 257[13] sites in 45 countries in which OBS operates. These countries represent 82% of the surface area of its occupied buildings (in m²) excluding France.

For the fuel consumption of company cars, the OBS International reporting is based on the extrapolated data of 7 countries to cover a total of 23 countries in which OBS operates. The data of the 7 countries represents 70% of the total number of vehicles using diesel fuel and 51% of the vehicles using gasoline.

5.6.3    Social commitments

5.6.3.1   Prevention of corruption

Adopted in 2003, the Group’s Code of Ethics sets out our values and principles. Orange has also strengthened its anti-corruption governance with a prevention program implemented in early 2013. For more information, see Section 5.4 Risk management.

5.6.3.2   Respect for human rights

Orange was one of the first companies to sign the United Nations Global Compact in 2000, thus asserting its commitment to respecting and promoting basic human rights in its activities and sphere of influence. Respecting the basic principles set out in the Universal Declaration of Human Rights and by the International Labor Organization explicitly features in the Group’s Code of Ethics. In 2006, Orange pushed its commitment to new heights by signing a global agreement with UNI global union. Through this agreement, Orange strongly reaffirmed its desire to respect basic human rights, both internally and in its relations with its suppliers and subcontractors.

In 2011, the Group formalized an internal doctrine explicitly stating the commitments made with respect to human rights and outlining the principles to follow in three additional areas; human resources, responsible purchasing, and sector activities. For three years, Oranges has been working with Mapplecroft, a specialized outside firm, to evaluate the reporting lines to enable it to evaluate their impact and an adaptation taking into account Orange’s own data for customized analysis and indices in each country in which Orange is a telecommunications operator.

In this respect, since 2011 Orange has been working within a union of telecommunications operators and manufacturers to set up a shared dialogue with stakeholders in the field of human rights. This group named “Telecommunication Industry Dialogue” is specifically attached to the “sectoral” aspects of human rights: freedom of expression through telecommunications (fixed and mobile telephony, Internet and networks). It is based on the UN’s international framework: “Protect, Respect & Remedy”.

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The Industry Dialogue has developed guiding principles on privacy and freedom of expression with respect to the telecommunications sector. They relate specifically to the interactions and existing limits between the duty of governments to protect human rights and the responsibility of telecommunications companies to respect them. Signed in March 2013, they lay down a shared framework at Group level for the development of policies and processes concerning freedom of expression and respect for privacy in the ICT sector. At the same time, the Industry Dialogue signed an agreement with the Global Network Initiative (GNI) to help advance these principles and develop new tools to promote their implementation.

Orange is a member of the Board of Industry Dialogue that meets face to face every three months to exchange ideas on best practices and deploy the ten principles of ID in respect for human rights. The year was dedicated to the collaboration with the GNI, a multi-stakeholder initiative, including Internet operators, NGOs, Academics and socially responsible investors.

Through the Telecommunication Industry Dialogue and the GNI, Orange took part in many workgroups and forums to support the above-mentioned principles, such as for example the UNESCO multi-part international conference, the UN forum on human rights and businesses, or a roundtable organized by GNI and CDT (Center for Democracy and Technology) on the regulation of extremist content in London.

5.6.3.3   Dialogue with stakeholders: at the heart of the Group’s CSR policy

Listening to stakeholders and taking on board their expectations forms the basis of Orange’s CSR, policy, in accordance with the principles of inclusion, materiality and responsiveness defined in the AA1000 standard and the guidelines on social responsibility defined by the ISO 26000 standard.

For Orange, a regular and organized dialogue with the players concerned by the way the company operates - employees, customers, suppliers, shareholders, public authorities, civil society, etc. - responds to three objectives:

- ensuring that the Group’s CSR projects are consistent with the priorities of stakeholders;

- mapping risks and opportunities linked to community and environmental issues and the needs of the countries in which Orange operates;

- identifying opportunities for innovation opening up new prospects of growth for Orange, while supporting the social and economic development of the countries concerned.

This dialogue provides an opportunity for stakeholders to put forward their most pressing requirements and perpetuate these exchanges in the long term.

This approach is implemented both by the Group and its businesses, to ensure the consistency of overall policies, and by its various country organizations, which are in the closest immediate contact with local issues and actors. To this end, for several years the Group has been developing a methodological tool and has adapted it to the specific nature of the Europe and the MEA regions. This tool has been implemented in almost all of the Group’s countries.

Recognizing the benefits of the stakeholders dialogue method developed in subsidiaries, Orange has since 2012 been engaged in a project aimed at adapting this methodology either to a specific issue encountered by a country, or to the identification of areas for innovation on a specific topic. Thus, in 2015, the first dialogue at the Group level took place on the theme of diversity, with on-site and local digital dialogues in 7 countries in the form of “digital coffee shops,” internal and external interviews and panel discussions with “corporate” stakeholders; an international interactive dialogue with employees is planned on the theme of gender equality in the workplace for March 8, 2016. The final presentation of the results will take place in mid-2016.

Other specific topics are also the object of dialogue, such as the problem of women in new technologies, the mWomen dialogue whose objective is to better understand the social and economic challenges that women face, to identify the telecommunication solutions that best meet the expressed needs, to identify the major characteristics allowing obstacles to the adoption of new technologies to be removed. As such, in March 2015, the dialogue that took place in Dakar and Saint Louis, Senegal, led to the launch of two projects identified as priorities:

- the women’s digital entrepreneurship (PENF) prize in November 2015;

- a contract with Sooretul, a platform for bringing together women agricultural producers and customers.

A dialogue was also held in Ivory Coast on the subject of health between health professionals, institutions and patients. An action plan was created, including projects geared for professionals and the general public.

Orange also wants to open the debate on changes made by the new technologies in daily life, and provide keys allowing each person to take their digital life into their own hands. Such are the objectives of the Digital Society Forum. Launched in April 2013 under the leadership of Orange in partnership with Psychologies Magazine and FING (the New Generation Internet Foundation), this collaborative listening tool promotes the establishment of open dialogue on social issues related to new technologies. Through different types of meetings (roundtables, collaborative workshops, online events), sociologists, psychologists, researchers and players in the digital world come together to consider the impact of technologies on our everyday lives, and to share their visions with those of the general public.

In 2015 three new files were placed on line on the DSF website, with their English translations:

- privacy and personal data;

- attention and information abundance;

- digital and employment.

5.6.3.4   Subcontracting and suppliers

Orange’s responsible purchasing principles

Orange has for several years implemented a responsible purchasing policy which embeds CSR in its supplier relationships and improves control of social and environmental risks.

Updated at the end of 2013, this policy is now available online (http://www.orange.com/fr/responsabilité/confiance/achats-responsables), and has two major focuses:

- act as a responsible contractor, applying CSR principles in governance and internal processes, including purchasing and logistics, and contributing through purchases to fostering regional development and local employment;

- encourage suppliers and subcontractors to achieve its CSR standards and to apply them in their own sourcing.

To be recognized as a responsible contractor, Orange has significantly strengthened CSR governance of purchasing and the logistics chain, with the implementation of a comprehensive CSR action plan to

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promote the adoption of CSR commitments by purchasing stakeholders and their application in related business processes. All these principles have also been included in the BuyIn initiative. Orange has thus strengthened the knowledge of suppliers on anti-corruption (identification of categories of purchasing at risk of fraud or corruption, “due diligence process,” etc.). Orange has also provided subsidiaries in the Europe and MEA regions with an Internet platform that allows them to evaluate the performance of their local suppliers. Purchasing also contributes to the objectives of reducing the Group’s environmental impacts, for example by the repackaging of used Livebox 2 units for MEA (30,000 Livebox 2 units sent to Ivory Coast and Senegal), or the finalization with Sagem of the project to produce spare parts using recycled plastic recovered from our Livebox and set-top box cases.

Acting as a responsible contractor also means considering the major influence that a large company such as Orange can have on the development of the local economy. The Group’s commitment to helping SMEs access its tenders and assisting them in their development is shown by its signature of the Charter of Companies with State Shareholders for the emergence and development of innovative SMEs. The Group also actively supports the development of protected sector companies, with a commitment to devote at least 15 million euros to purchases from this sector each year. At the end of 2015 the amount totaled 16.4 million euros.

For Orange, certified for its “responsible supplier relationships” in France, the commitment of subcontractors to the principles and undertakings defined in this certification is one of the key pillars of CSR policy in France. Orange is thus helping more than 200 innovative SMEs, through direct purchasing valued at more than 100 million euros per year (of which 66% is in France), and through the Open innovation programs and various commitments such as the active contribution to the Frenchtech, or the Alliance for Open Innovation.

In June 2015 Orange also received the “payment terms” prize awarded by the payment terms watchdog in the “large businesses” category for its actions toward suppliers in France.

To promote the CSR standards among suppliers and subcontractors, Orange selects them through a seven-step process. The process includes a thorough evaluation when a new supplier is added to the Group’s preferred supplier list, and all along the term of the corresponding purchase agreement. In addition to innovation, the evaluation looks at innovation-quality-cost-delivery criteria:

- compliance with all applicable laws and regulations;

- compliance with confidentiality, loyalty, anti-corruption and subcontracting clauses;

- adherence to clearly stated commitments and principles;

- compliance with environmental, social, and societal criteria related to its particular product or service.

All of the Group’s corporate purchase agreements and a growing percentage of its local purchase agreements contain a specific clause setting out Orange’s requirements in various areas of CSR. The Group also evaluates its suppliers’ CSR performance through either a questionnaire developed by Orange or through an evaluation by a sustainable sourcing specialist (EcoVadis). The Group has set up a monitoring and alert system for purchasing and procurement risks related to suppliers, deemed strategic to the organization. This system will notify managers of potential incidents liable to have major consequences on the Group’s operations.

The first CSR supplier forum was held in June on the theme of: “Sharing our common CSR commitments to develop a responsible Supply Chain.” This event brought together the main suppliers of Orange and BuyIn as well as other operators of the JAC. Even further in this direction, a webinar was held in December with approximately twenty suppliers, to identify the major problems encountered during the audits and to exchange best practices to remedy those problems.

JAC (Joint Audit Cooperation)

To strengthen the evaluation process, Orange initiated in December 2009 a Joint Audit Cooperation (JAC) with Deutsche Telekom and Telecom Italia. Since then, the agreement had been expanded to include Belgacom, KPN, Swisscom, Vodafone, Telenor, TeliaSonera and Verizon. Guidelines were developed by the JAC whose purpose was to facilitate knowledge of CSR expectations among suppliers and provide support in their implementation throughout the audit and monitoring process. Under the agreement, audits are performed using a standard method to assess suppliers’ compliance with social and environmental accountability standards (SA 8000®, ISO 14001, etc.) and to identify the need for corrective actions.

In 2015, 61 audits were carried out (nearly twice as many as in 2014), for a total of 209 audits since 2010. 59% of the audits covered sites of tier 2 subcontractors and 26% covered sites of tier 3 subcontractors. The number of CSR problems closed increased by 10%. 33% of production sites do not present any CSR problems.

In January 2016 the 5th forum was held in Nanjing, China. Debates with industry players (suppliers and subcontractors), NGOs (IPE, ICO), Institutions (University of Nanjing Global Compact) and other telecommunications operators on the economic benefits of CSR and its fundamental role in responsible and sustainable economic growth enabled identification of the key directions to pursue in developing a more effective deployment of CSR in the production chain.

5.6.3.5   Orange, working for socioeconomic development

Digital technologies are changing the world and contributing to the development of societies. This is occurring to such an extent that they can be considered a fundamental need. Experience shows in fact how much digital technology, in Africa especially, can accelerate the socioeconomic and cultural development of a country. Providing access to the greatest number of people, deploying essential digital services adapted to the needs of each person, supporting entrepreneurship and open innovation as a driver of social innovation: these are the three drivers supporting Orange’s actions to develop territories.

Providing access to the greatest number of people

To bring the benefits of the digital world to everybody everywhere, improving speeds across all areas, Orange is engaged in an ambitious action plan, based chiefly on:

- developing infrastructures to extend fixed-line and mobile network coverage and to roll out latest-generation technologies (fiber and 4G);

- expanding the network of submarine fiber optic cables to improve Internet connectivity for Africa, the Middle East and the Indian subcontinent.

See further details in Section 3.2.1 Networks.

Fighting the digital divide that hampers people with disabilities and seniors, Orange has already been deploying a “design for all” strategy for several years. Its objective is to adapt products and services for the needs of these people, and design specific products that combine innovation, simplicity and economics.

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This means, for example, to continue developing offers and products that meet the needs of disabled and senior persons, either directly, or in partnership with start-ups with an open innovation approach (collaboration with the company Claria (formerly Telorion) so that our customers can benefit from an accessible smart phone solution that is simple and intuitive for customers who have poor vision or who are blind, at a better price, one that is enriched by specific features that are useful for these customers; for example, tests are underway for a tablet domotic solution using head movement recognition and voice commands for quadriplegic persons; development of an Easy smartphone for Seniors to facilitate the use of tactile interfaces and major features of android smartphones for seniors, etc.).

Developing essential innovative services

ICTs can provide solutions in all areas, provided that the offers are adapted to the user’s situation. As part of its overall process for development, Orange is designing products and services that, in each area, constitute the best lever of improvement. We have identified several focuses of commitment: agriculture, health, education, financial services, and also the development of services for women.

The development of mWomen services is now defined as a priority field of action in MEA. Several services have been launched, for example the commercialization of the Sini Tonon offer in Mali, that includes a savings system providing access to health insurance for pregnant women (6,000 rural user subscriptions), or a protocol agreement signed with Sooretul in Senegal (an e-commerce platform connecting women producers and customers).

For agriculture services, in 2015, the mAgri offer was deployed in two new countries. In total, 11 services were deployed in 6 countries (Niger, Mali, Madagascar, Ivory Coast, Senegal, Egypt). In Mali, the SENEKELA offer provides farmers in Mali with a series of services available via a mobile telephone. These services aim to improve the productivity of operations and provide ways to allow farmers to sell their produce in better conditions.

In the area of health, many initiatives have been launched. The service myhealthline - an SMS health hotline - was deployed in Cameroon, Ivory Coast and Guinea. In Cameroon, a service for declaring births was launched with help from UNICEF (November 2015). In Ivory Coast, an UN AIDS partnership was launched to fight HIV (project signed in December 2015).

These services rely to a large degree on the Orange Money mobile payment offer that was deployed in 14 countries.

Supporting entrepreneurship

The hyper-connected world today allows people to open and collaborate with talented people of all horizons to be more inventive, more efficient and thus more competitive. This is open innovation. uses it with leaders in the digital world, other operators, researchers, entrepreneurs, associations, NGOs, students, start-ups, etc. with one objective: to build a powerful and open ecosystem in France, in Europe but also in the USA and on the African continent. Our ambition is strengthened by our sincere desire to contribute to the economic and social development of the territories where we operate. This is self-evident for a leader of ICTs, a major employer and stimulator of growth.

Fostering job creation in sectors with potential for future growth, through innovation and support for digital start-ups.

Two new incubators were thus created, in Mali and Guinea, in 2015, that will open in the beginning of 2016. These follow those in Senegal and Niger.

Moreover, Orange launched the 5th edition of the Orange Social Entrepreneur in Africa Prize, with growing success: 17 participating countries, 608 applications received (compared to 452 in 2014), 117,855 votes as part of the coup de cœur prize and 22,430 for the 2015 coup de cœur project. The big winners this year were the start-ups Bassita (Egypt), upOwa (Cameroon) and MyAgro (Mali), and the coup de cœur prize went to Kezakoo (Morocco). Since 2011, 21 projects received financial support and expertise from Orange, 15 out of 16 prize winners, selected by a jury of experts, still exist and continue to make their businesses grow. In addition to financial prizes of up to 25,000 euros and the filing of a patent in the country of deployment of the winner of the First Prize, Orange also offered the winners and other contestants an online Coaching program on the VC4Africa venture capital platform.

Orange continues its open innovation strategy with the creation of Orange Digital Ventures. The aim of this investment division is to provide financial support to start-ups working on groundbreaking, innovative technology or new business models, in the first stages of their development. This investment division has already provided funds to seven start-ups since it was established.

To promote partnerships with players in the social and solidarity economy and social entrepreneurs and support the deployment of new forms of entrepreneurial activity.

Orange strengthened its partnership with La Ruche, signed in 2014, by opening La Ruche Marseille and La Ruche Montreuil. La Ruche is a collaborative workspace dedicated to social innovation, offering social entrepreneurs an eco-designed work area of 600 square meters where they can work, meet, share and promote their solutions. Among other goals, it aimed at allowing Orange to share and make its technology available to entrepreneurs working in La Ruche, to offer them the experience of its staff, and to allow Orange to qualify and reference the social and technological innovations emerging from the structure.

Within this framework, Orange entered into partnerships with several start-ups, including two operating under “co-business” formulas: Otosense (a telephone application for people with poor hearing that alerts them in case of emergencies); Telorion and HandiCaPZero (solution to facilitate access to people with vision deficiencies using the best technology, HelloAsso launch of the first “crowdfunding” site in West Africa).

5.6.3.6   Philanthropy and the Orange Foundation

Since its creation in 1987, the purpose of the Orange Foundation has been to create links between people, in particular to facilitate cohesion and the inclusion of people who are excluded for a variety of reasons, including their health, disability or economic situation. The Foundation is currently conducting philanthropic initiatives in the 30 countries where the Orange group operates. One of its main focuses is to give young people and women the keys to the digital world through five large digital education programs: Solidarity FabLabs, Together for youth integration program, the digital centres, the digital schools and the Orange Villages.

Against this background, the Foundation opened 32 Solidarity FabLabs in 2015, in nine countries (France, Spain, Poland, Tunisia, Egypt, Senegal, Madagascar, Mauritia); these FabLabs are free, innovative organizations dedicated to training and re-motivating

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underprivileged youths having difficulties at school to prepare them for the jobs of tomorrow.

300 digital schools exist in 2015, in eight countries. They give books and Internet access to children in deserving remote schools, access to educational content; 40,000 students benefited from this at the end of 2015. 8,000 youths were trained in digital technology in France through the programs Solidarity FabLabs and the Together for youth integration program. 8,000 women were also trained in digital technology in the digital centres, in France and Africa. The objective of these digital centres, is to give autonomy to women via digital training.

Finally, more than 250,000 people have benefited from infrastructures in 22 Orange Villages: water points, health centers and schools for African youths.

5.6.3.7   Health and safety of customers

The digital world creates a million opportunities for interaction but also raises new and complex issues: new tools, new dangers. Orange’s ambition is to offer its customers the best experience among all operators, while supporting them and facilitating their digital life at every stage of the relationship.

Beyond the fundamentals of quality of service, Orange must also provide clear and appropriate solutions to growing concerns in the areas of personal data, protecting children and protecting from radio waves to enable all to access the benefits of the digital world safely.

Communicating safely

A global safety policy

In the framework of its global safety policy, the Group monitors and controls a range of risks that may be increased by the growth in Internet uses across all stages from the design of offers to the introduction of tools to ensure data security and respect for its customers’ privacy. Overseen by the Group Safety Department, this policy is revised regularly to take the emergence of new risks into account.

Solutions tailored to customers

Orange not only implements measures within the Company to protect the security and confidentiality of data, but also offers customers a range of solutions to facilitate electronic data exchange while offering end-to-end protection. These include tools to enhance workstation (PC) security, communicating tools, secure company cell phone management, secure network access, protect enterprise resources against malicious attempts to listen in or destroy information, detect and anticipate attacks.

We regularly provide practical advice to customers to heighten their awareness of risks and promote safe, responsible uses that will help to protect their personal data. Private individuals and business people may also consult the successful digital life section on the Orange Assistance website. For businesses, the Orange Business Services Security blog provides very comprehensive information on security issues with expert discussions on past experience and best practice. A number of articles and videos have been posted to raise awareness among Internet users of safe use of social network sites.

Supporting young people to ensure safe and responsible use

Support for children and teenagers on the Internet has become a key concern of our customers. Orange’s online child protection policy is based on three complementary principles:

- actively promoting responsible usages through transparent information and relaying the messages of specialist institutions and organizations;

- supporting and training parents and educators to help them better understand the tools and create responsible reflexes in children;

- developing parental control tools in line with changes of the digital world.

Orange thus organized the #SuperCoders operation for youths between 9 and 13 years of age. The objective is to make girls and boys aware of the digital culture by introducing them to computer coding in a simple and fun way. Supervised by volunteer Orange coaches and partner associations, coding workshops are held throughout the year in different countries. Workshops are held in 9 countries including 5 in the MEA region (4 countries in 2014), with a common theme for all workshops: “code for the planet”; 1,400 children between 9 and 13 years of age participated in 60 introductory coding workshops, with equal numbers of boys and girls over all the workshops; 390 employee volunteers supervised these workshops in France, Egypt, Mali, Ivory Coast and Senegal. A website #SuperCoders (http://supercoders.orange.com/en/home) presents these country initiatives, the valuation of employee commitment and the teaching resources.

In each of its European countries, awareness raising of parents has been continued and strengthened. Examples include:

- Poland: the launch of a specific online course for parents on the challenges of protecting young people;

- France: ongoing development of the website Bien Vivre le Digital and the project parents’ course;

- Romania: Scoala Altfel, A work session organized in April for children from 10 to 13 years of age to teach them responsible use of the Internet and ICTs;

- Slovakia: the overhaul of the website to make it more attractive to young people, the continuation of free training provided by schools in cooperation with a group of psychologists and the financing of a parents’ manual.

Responding to concerns about radio waves

In light of concerns about the potential effects of the radio waves emitted by mobile telephony and the new communications technologies, Orange has launched a policy based on five major principles:

- respond with complete transparency to the various stakeholders on radio waves and communication technologies using appropriate tools for information and dialogue;

- contribute to research efforts on radio waves;

- demonstrate compliance with local regulations (when they exist) or international recommendations laid down by the ICNIRP[14] on exposure limits for people;

- promote good mobile device use as recommended by public authorities and other competent authorities to limit exposure to radio waves;

- implement a Group policy on radio waves at work.

The policy is deployed through a network of radio wave correspondents throughout the Group and its subsidiaries.

With the goal of continually improving the quality of information provided to its stakeholders, Orange launched a special website dedicated to radio waves: http://ondes-radio.orange.com. Available in four languages (French, English, Spanish and Polish, with an Arabic version expected in early 2016), this comprehensive educational site provides clear answers to common questions. It is regularly updated to take account of current developments and publish the results of the latest scientific work and the views of reference health authorities.

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In addition, Orange created 10 informative pictograms on the proper uses of mobile phones. They are now visible on a leaflet that is added to all Samsung Galaxy A3 boxes in all subsidiaries. In 2016 they will available for other mobile phones.

Moreover, Orange wanted to strengthen training and the assistance of the employees concerned, especially in MEA, with, for example:

- the creation of a training kit (“radio waves for workers working on antennas and safety perimeters around antennas”) with the technical professional institutes, for the subsidiaries’ technical teams;

- the creation of an Orange guide on safety perimeters around antennas for the technical teams in Europe and MEA; presentation of guides for Spain and the Ivory Coast;

- the training of technical teams in Ivory Coast on radio waves and safety perimeters;

- the training of occupational physicians in France on electro-sensitive people.

5.6.4    Assurance Report by one of the Statutory Auditors appointed Independent Third Party, on the consolidated labour, environmental and social information presented in the Management Report

This is a free translation into English of the appointed independent third party report issued in French and it is provided solely for the convenience of English-speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

Year ended 31 December 2015

To the Shareholders,

In our capacity as statutory auditor of the company Orange SA appointed Independent Third Party, accredited by the COFRAC registered under number 3-1049[15], we hereby present to you our report on the consolidated labour, environmental and social information (hereinafter the “CSR Information”) for the year ended 31 December 2015, presented in the Management Report. This report has been prepared in accordance with Article L. 225-102-1 of the French Commercial Code.

Responsibility of the company

The Board of Directors is responsible for preparing the company’s Management Report including CSR Information in accordance with the provisions of Article R. 225-105-1 of the French Commercial Code and with the guidelines used by the company (hereinafter the “Guidelines”), summarized in the Management Report and available on request from the company’s head office.

Independence and quality control

Our independence is defined by regulations, the French code of ethics governing the audit profession and the provisions of Article L. 822-11 of the French Commercial Code. We have also implemented a quality control system comprising documented policies and procedures for ensuring compliance with the codes of ethics, professional auditing standards and applicable law and regulations.

Responsibility of the statutory auditor

On the basis of our work, it is our responsibility to:

- attest that the required CSR Information is presented in the Management Report or, in the event that any CSR Information is not presented, that an explanation is provided in accordance with the third paragraph of Article R. 225-105 of the French Commercial Code (Statement of completeness of CSR Information);

- express limited assurance that the CSR Information, taken as a whole, is presented fairly, in all material respects, in accordance with the Guidelines (Opinion on the fairness of the CSR Information);

- at the request of the company, express reasonable assurance, that information selected[16] by the Group and identified by the symbol (üü) in the “Corporate social and environmental responsibility” chapter of the Management Report is fairly presented, in all material respects, in accordance with the Guidelines (Reasonable assurance on a selection of CSR information).

Our work involved the expertise of nine people between October 2015 and February 2016 for a total duration of around eighteen weeks. We called upon our specialists in Corporate Social Responsibility to assist in carrying out our work.

We performed the procedures below in accordance with professional auditing standards applicable in France, with the decree dated 13 May 2013 determining the manner in which the independent third party should carry out their work, and with International Standard ISAE 3000[17] concerning our opinion on the fair presentation of CSR Information.

1. Statement of completeness of CSR Information

Nature and scope of the work

We reviewed, on the basis of interviews with the managers of the relevant departments, the company’s sustainable development strategy with respect to the social and environmental impact of its activities and its societal commitments and, where applicable, any initiatives or programmes it has implemented as a result.

We compared the CSR Information presented in the Management Report with the list provided in Article R. 225-105-1 of the French Commercial Code.

For any consolidated information that was not disclosed, we verified that the explanations provided complied with the provisions of Article R. 225-105, paragraph 3 of the French Commercial Code.

We verified that the CSR Information covers the consolidated scope, i.e. the company, its subsidiaries as defined by Article L. 233-1 and the entities it controls as defined by Article L. 233-3 of the French Commercial Code, within the limitations set out in the “5.6 Corporate social and environmental responsibility” chapter of the Management Report.

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Conclusion

Based on these procedures and given the limitations mentioned above, we attest that the required CSR Information has been disclosed in the Management Report.

2. Opinion on the fairness of the CSR Information

Nature and scope of the work

We conducted around a hundred interviews with the people responsible for preparing the CSR Information in the departments in charge of collecting the information and, where appropriate, with those responsible for internal control and risk management procedures, in order to:

- assess the suitability of the Guidelines in terms of their relevance, completeness, reliability, impartiality and understandability, taking into account best practice, where appropriate;

- verify that a data-collection, compilation, processing and control procedure has been implemented to ensure the completeness and consistency of the CSR Information and review the internal control and risk management procedures used to prepare the CSR Information.

We determined the nature and scope of our tests and controls according to the nature and importance of the CSR Information with respect to the characteristics of the company, the social and environmental impact of its activities, its sustainable development strategy and industry best practice.

With regards to the CSR Information that we considered to be the most important[18]:

- at the consolidation level, including the parent company, subsidiaries and controlled entities, we consulted documentary sources and conducted interviews to substantiate the qualitative information (organisation, policy, action), we performed analytical procedures on the quantitative information and verified, using sampling techniques, the calculations and consolidation of the data. We also verified that the data was consistent by cross-checking it with other information in the Management Report;

- at the entity level for a representative sample of entities selected[19] on the basis of their activity, their contribution to the consolidated indicators, their location and risk analysis, we conducted interviews to verify that the procedures were followed correctly and to identify any undisclosed data, and we performed tests of details, using sampling techniques, in order to verify the calculations made and reconcile the data with the supporting documents. The selected sample represents 74% of headcount, between 52% and 100% of quantitative environmental information published.

For the other consolidated CSR information, we assessed its consistency based on our understanding of the company.

We also assessed the relevance of explanations given for any information that was not disclosed, either in whole or in part.

We believe that the sampling methods and sample sizes used, based on our professional judgement, were sufficient to enable us to provide limited assurance; a higher level of assurance would have required us to carry out more extensive work. Due to the use of sampling techniques and other limitations intrinsic to the operation of information and internal control systems, we cannot completely rule out the possibility that a material irregularity has not been detected.

Conclusion

Based on our work, we did not identify any material anomaly likely to call into question the fact that the CSR Information, taken as a whole, is presented fairly in accordance with the Guidelines.

Observation

Without qualifying the above conclusion, we draw your attention to the following matters:

For waste indicators, Orange continued its efforts to further identify and collect waste information in the Europe and MEA areas, despite the complexity associated with the lack of maturity of local waste management industries. Reporting of these indicators can still improve to become more comprehensive in these two areas.

3. Reasonable assurance on a selection of CSR Information

Nature and scope of the work

For the information selected by the Group and identified by the symbol (üü), our audit consisted of work of the same nature as described in paragraph 2 above for CSR information considered the most important, but in more depth, particularly regarding the number of tests.

The selected sample represents 74% of headcount and between 52% and 100% of quantitative environmental information identified by the symbol (üü) published.

We consider that this work enables us to express a conclusion of reasonable assurance for the information selected by the Group and identified by the symbol (üü).

Conclusion

In our opinion, the information selected by the Group and identified by the symbol (üü) is fairly presented, in all material respects, in compliance with the Guidelines.

French original signed by:

Paris La Défense, 16 February 2016
KPMG S.A.

                                                Marie Guillemot                                                              Anne Garans
                                                       Partner                                                                           Partner
                                                                                                                   Climate Change & Sustainability Services

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6. Shareholding and Shareholders’ Meeting

6.1	Share capital	330
6.1.1	Amount and history of the share capital	330
6.1.2	Shares giving access to the capital	330
6.1.3	Authorized capital increases	330
6.1.4	Treasury shares - Share buyback program	330
6.2	Major shareholders	331
6.2.1	Distribution of capital and voting rights	331
6.2.2	Direct or indirect control of Orange SA	332
6.3	Draft resolutions to be submitted to the Combined Ordinary and Extraordinary Shareholders’ Meeting of June 7, 2016	333
	Resolutions within the competence of the Ordinary Shareholders’ Meeting	333
	Resolutions within the competence of the extraordinary Shareholders’ Meeting	335
6.4	Report of the Board of Directors on the resolutions submitted to the Combined Ordinary and Extraordinary Shareholders’ Meeting of June 7, 2016	336
6.5	Statutory Auditors’ report on resolutions and related party agreements	340
	Statutory Auditors’ report on related party agreements and commitments	340
	Statutory Auditors’ report on the share capital decrease	341
	Statutory auditors’ attestation on the total amount of compensation paid to the highest paid employees	342
ORANGE / 2015 REGISTRATION DOCUMENT - 329

6.1  Share capital

6.1.1    Amount and history of the share capital

At December 31, 2015, the share capital of Orange SA was 10,595,541,532 euros. It was divided into 2,648,885,383 fully-paid shares with a nominal value of four euros each. The amount of the share capital has remained unchanged over the last three fiscal years.

6.1.2    Shares giving access to the capital

On March 3, 2003, under the terms of the 2002 agreement ending the partnership with MobilCom to develop the mobile business in Germany, Orange issued 430,705 perpetual bonds redeemable for shares (TDIRA), with a nominal value of 14,100 euros for an overall amount of 6,073 million euros, reserved for members of the banking syndicate and for equipment suppliers of MobilCom. See Note 10.3 TDIRA to the consolidated financial statements.

Potential issue of new shares

The table below shows the number of new shares which would be issued if all securities giving access to capital, outstanding as at December 31, 2015, were converted or redeemed in shares and all stock options existing on the same date were exercised, as well as the number of shares that would make up the Company’s capital following the issue of these shares.

	Corresponding shares	% of the capital (on a fully diluted basis)
Perpetual bonds redeemable for shares (1)	52,079,350	1.92
Stock options (2)	8,383,170	0.31
Sub-total	60,462,520	2.23
Capital at December 31, 2015	2,648,885,383	97.77
Total	2,709,347,903	100.00

(1) See Note 10.3 to the consolidated financial statements (Section 4.1).

(2) See Section 5.3.1 and Note 5.3 to the consolidated financial statements.

Note 13.3 Earnings per share to the consolidated financial statements (Section 4.1) presents the weighted average number of shares outstanding and diluted, calculated in accordance with IAS 33 Earnings per share.

6.1.3    Authorized capital increases

The Orange SA Shareholders’ Meeting of May 27, 2015 authorized the Board of Directors, for a period of 26 months, to increase the Orange SA capital, including in the event of a public exchange offer, by issuing shares or other securities, for a maximum total nominal amount of 2.5 billion euros with preferential subscription rights for shareholders and a priority time period that may be granted to shareholders.

The Shareholders’ Meeting also delegated authority to the Board of Directors to perform capital increases reserved for the participants of the Orange group’s savings plan.

Currently               valid delegations granted to the Board of Directors by the Shareholders’ Meeting in terms of capital increases and the use made of these delegations are mentioned in Section 6.4 of this document.

6.1.4    Treasury shares - Share buyback program

The Shareholders’ Meeting of May 27, 2015 renewed the share buyback program for 18 months with a limit of 10% of the share capital outstanding at the time of the Meeting. The Board Meeting held on March 23, 2016 decided to submit to the Shareholders’ Meeting of June 7, 2016 the renewal of this authorization under the same conditions, except for the maximum buyback price which would change from 22 euros to 24 euros     .

A description of the program for 2016 appears in the Report of the Board of Directors on the tenth resolution submitted to the Shareholders’ Meeting of June 7, 2016 (see Section 6.4 Report of the Board of Directors on the resolutions).

Moreover, the share liquidity contract entered into by Orange with an investment services provider on May 9, 2007, remained in force in 2015. The initial resources allocated to the liquidity account amounted to 100 million euros. At December 31, 2015 this totaled 113.5 million euros and 800,000 Orange shares (as of the execution date).

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Summary of purchases and sales of treasury shares during the 2015 fiscal year (1)

Objective of the purchases	Number of shares held at 12/31/2014	Number of shares purchased	Gross weighted average price (in euros)	Number of shares sold	Gross weighted average price (in euros)	Number of shares held at 12/31/2015	% capital
Shares allocated to staff	41,017	0	0	13,354(2)	0	27,663	0.0003%
Liquidity contract	0	56,551,960	14.96	56,551,960	14.99	0	-
Total	41,017	56,551,960		56,565,314		27,663	0.0003%

(1) This table does not include the transactions carried out on December 31, 2015 whose settlement occurred on January 6, 2016 (net purchase of 800,000 shares).

(2) Grants of free shares in accordance with Article L. 225-197-3 of the French Commercial Code to the heirs and assignees of beneficiaries of the 2011 free share award plan who died before the end of the plan’s vesting period (July 26, 2015).

6.2  Major shareholders

6.2.1    Distribution of capital and voting rights

	December 31, 2015			December 31, 2014			December 31, 2013
Holder	Number of shares	% of the capital	% of voting rights	Number of shares	% of the capital	% of voting rights	Number of shares	% of the capital	% of voting rights
Bpifrance Participations (1)	254,219,602	9.60%	9.60%	307,197,309	11.60%	11.60%	357,526,131	13.50%	13.62%
French State	356,194,433	13.45%	13.45%	356,194,433	13.45%	13.45%	356,194,433	13.45%	13.57%
Total Public Sector	610,414,035	23.04%	23.04%	663,391,742	25.04%	25.04%	713,720,564	26.94%	27.18%
Group Employees (2)	132,266,948	4.99%	4.99%	134,509,713	5.08%	5.08%	122,606,645	4.63%	4.67%
Treasury shares	27,663	0.00%	0.00%	41,017	0.00%	0.00%	23,367,136	0.88%	-
Float	1,906,176,737	71.96%	71.96%	1,850,942,911	69.88%	69.88%	1,789,191,038	67.55%	68.15%
Total	2,648,885,383	100%	100%	2,648,885,383	100%	100%	2,648,885,383	100%	100%

(1) Public financing and investment group for companies, resulting from the merger of OSEO, CDC Entreprises, FSI and FSI Régions.

(2) Includes shares held as part of the Group’s savings plan or in registered form; does not include bearer shares.

To Orange’s knowledge, no shareholder other than the French State and Bpifrance Participations held, directly or indirectly, more than 5% of the capital or voting rights on the date of this document.

From April 3, 2016 onward, the French State and Bpifrance Participations have double voting rights for their shares held in registered form following the entry into force of the Florange law on March 29, 2014 (see Section 7.3.6 Rights, preferences and restrictions attached to shares).

6.2.1.1   Changes in the distribution of capital over the last three fiscal years

In October 2014, Bpifrance Participations disposed of approximately 50 million shares representing 1.9% of capital in a private placement to institutional investors.

On July 29, 2015, Bpifrance Participations disposed of approximately 53 million shares representing 2% of capital also in a private placement to institutional investors.

In the last three years, the Company bought and sold treasury shares, including the disposal of 16 million shares to employees in July 2014 under the Cap’Orange offer (see note 5.3 Share-based payment of the Consolidated Financial Statements).

To Orange’s knowledge, there has been no major change in the distribution of the capital and voting rights since December 31, 2015.

6.2.1.2   Information on shareholders’ agreements

On February 23, 2016, the AMF was notified of the execution, on February 18, 2016, of a new shareholders’ agreement between the French Republic and Bpifrance Participations. This agreement replaces the previous shareholders’ agreement signed between the same parties on December 24, 2012, formalizing the existing joint action between them with respect to their shareholding in Orange.

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The shareholders’ agreement has been established for a period of two years (renewable), and stipulates that the parties will:

- consult each other on the vote of Shareholders’ Meetings resolutions, i.e. commit to exchange their respective views and seek a common position on the resolutions, without being under obligation to do reach a common position;

- consult each other on the form (within the meaning of Article L. 228-1 of the Commercial Code) of their Orange securities.

6.2.1.3   Additional information on the distribution of the float

Orange regularly identifies its shareholders via the “Identifiable Bearer Shares” (IBS) service. At December 31, 2015, institutional investors held 64.6% of the capital and individual investors 7.4%, almost the same as the previous year.

Geographical distribution of institutional investors at December 31, 2015

France	23.2%
United Kingdom	19.4%
Other European countries	26.5%
Europe Total	69.1%
North America	22.9%
Rest of the World	8%
Total	100%

Source: TPI survey and analysis by Nasdaq OMX.

6.2.2    Direct or indirect control of Orange SA

As of the date of this document, the public sector (the French State and Bpifrance Participations) is represented by three representatives out of a total of 15 members of the Orange Board of Directors (see Section 5.1.1 Board of Directors).

The French State, jointly with Bpifrance Participations, owns 23.04% of Orange capital and, from April 3, 2016 onward, has double from voting rights for their shares held in registered form (see Sections 6.2.1 and 6.2.1.2 above). As there is no other significant shareholder block, due to the low turnout at Shareholders’ Meetings, the public sector could in practice decide the outcome of a shareholders’ vote on issues requiring a simple majority.

In light of the recommendations of the Afep-Medef Code, revised in November 2015, Orange has put in place Corporate Governance rules to ensure the Board of Directors and its specialist committees comply with good practice in respecting the interests of all shareholders. The Board of Directors comprises seven independent directors including a Lead Director who also chairs the Audit Committee. See Section 5.2 Corporate Governance. Therefore Orange does not believe there is any risk of the State’s control being exercised in an improper way.

Excluding the French State and Bpifrance Participations, no individual or legal entity, directly or indirectly, alone, jointly or in concert, exercises or can exercise control over Orange.

To the best of Orange’s knowledge, there is no agreement which, if implemented, could, at a later date, entail a change in its control.

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6.3  Draft resolutions to be submitted to the Combined Ordinary and Extraordinary Shareholders’ Meeting of June 7, 2016

The draft resolutions listed hereinafter were approved by the Board of Directors on March 23, 2016. Additional draft resolutions may be included in the agenda of the Shareholders’ Meeting pursuant to Article L. 225-105 of the French Commercial Code.

The final draft of the resolutions proposed to the Shareholders’ Meeting will be published on the website www.orange.com, see Individual shareholders/Shareholders’ Meeting and in the notice as specified in Article R. 225-66 of the French Commercial Code.

Resolutions within the competence of the Ordinary Shareholders’ Meeting

First resolution

(Approval of the statutory financial statements for the fiscal year ended December 31, 2015)

The shareholders at the Shareholders’ Meeting, acting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, having reviewed the Management Report of the Board of Directors as well as the Statutory Auditors’ Report, hereby approve the annual financial statements for the fiscal year ended December 31, 2015, as presented, as well as the transactions reflected in the annual financial statements and summarized in these reports. The shareholders at the Annual Shareholders’ Meeting fix the profit for the fiscal year at an amount of 4,506,330,886.98 euros.

Second resolution

(Approval of the consolidated financial statements for the fiscal year ended December 31, 2015)

The shareholders at the Shareholders’ Meeting, acting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, having reviewed the Management Report of the Board of Directors as well as the Statutory Auditors’ Report on the consolidated financial statements, hereby approve the consolidated financial statements for the fiscal year ended December 31, 2015, as presented, as well as the transactions reflected in the consolidated financial statements and summarized in these reports.

Third resolution

(Allocation of income for the fiscal year ended December 31, 2015, as stated in the annual financial statements)

The shareholders at the Shareholders’ Meeting, acting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, having reviewed the Management Report of the Board of Directors as well as the Statutory Auditors’ Report on the annual financial statements:

(i)  note that since the profit for the fiscal year is 4,506,330,886.98 euros and the retained earnings 2,349,857,149.22 euros (before deduction of the interim dividend provided for in (iii) hereinafter), the distributable income is 6,856,188,036.20 euros;

(ii) decide to distribute to the shareholders, as a dividend, an amount of 0.60 euro per share and to allocate the balance of the distributable income to the “Retained earnings” account;

(iii) note that, considering the interim dividend of 0.20 euro per share paid on December 9, 2015, the balance of the dividend to be paid amounts to 0.40 euro per share.

The ex-dividend date shall be June 21, 2016 and the balance of the dividend payable shall be paid on June 23, 2016.

The shareholders at the Shareholders’ Meeting grant full powers to the Board of Directors to determine the total dividend amount, it being specified that shares held by the Company on June 23, 2016 will not be entitled to the payment of the balance of the dividend to be paid, and, consequently, to determine the amount of the balance of the distributable income that shall be allocated to the “Retained earnings” account.

It is specified that pursuant to Article 158-3-2 of the French General Tax Code, the balance of the dividend (to be paid) is eligible up to the gross amount received for the 40% tax allowance, benefiting individuals residing in France for tax purposes.

Dividends paid with respect to the last three fiscal years were as follows:

Fiscal Year	Number of shares (excluding treasury shares)	Dividend per share	Portion of dividend eligible for the 40% tax allowance
2012	2,631,731,113	€0.78	100%
2013	2,633,342,321	€0.80	100%
2014	2,648,650,208	€0.60	100%

Fourth resolution

(Agreements provided for in Article L. 225-38 of the French Commercial Code)

The shareholders at the Shareholders’ Meeting, acting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, having reviewed the Statutory Auditors’ Special Report, acknowledge the conclusions of this report and note that no regulated agreement was concluded during the fiscal year.

Fifth resolution

(Renewal of the term of office of Mr. José-Luis Durán)

The shareholders at the Shareholders’ Meeting, acting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, note that the term of office of Mr. José-Luis Durán will expire at the end of the present meeting and decide, upon proposal of the Board of Directors and in accordance with the terms provided for in Article 13 of the Bylaws, to renew his term of office for a period of four years expiring at the close of the Shareholders’ Meeting approving the financial statements for the fiscal year ended on December 31, 2019.

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Sixth resolution

(Renewal of the term of office of Mr. Charles-Henri Filippi)

The shareholders at the Shareholders’ Meeting, acting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, note that the term of office of Mr. Charles-Henri Filippi will expire at the end of the present meeting and decide, upon proposal of the Board of Directors and in accordance with the terms provided for in Article 13 of the Bylaws, to renew his term of office for a period of four years expiring at the close of the Shareholders’ Meeting approving the financial statements for the fiscal year ended on December 31, 2019.

Seventh resolution

(Appointment of a new Director)

The shareholders at the Shareholders’ Meeting, acting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, note that the term of office of Mrs. Claudie Haigneré, will expire at the end of the present meeting and decide, upon proposal of the Board of Directors and in accordance with the terms provided for in Article 13 of the Bylaws, to appoint as new Director MrBernard Ramanantsoa for a period of four years expiring at the close of the Shareholders’ Meeting approving the financial statements for the fiscal year ended on December 31, 2019.

Eighth resolution

(Advisory opinion on the compensation items due or allocated for the fiscal year ended December 31, 2015 to Mr. Stéphane Richard, Chairman and Chief Executive Officer)

The shareholders at the Shareholders’ Meeting, acting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, issue a favorable opinion on the compensation items due or allocated to Stéphane Richard for the fiscal year ended December 31, 2015, as presented in the shareholders’ documentation and the Company’s Registration Document.

Ninth resolution

(Advisory opinion on the compensation items due or allocated for the fiscal year ended December 31, 2015 to Mr. Gervais Pellissier, Chief Executive Officer Delegate)

The shareholders at the Shareholders’ Meeting, acting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, issue a favorable opinion on the compensation items due or allocated to Gervais Pellissier for the fiscal year ended December 31, 2015, as presented in the shareholders’ documentation and the Company’s Registration Document.

Tenth resolution

(Authorization to be granted to the Board of Directors to purchase or transfer shares in the Company)

The shareholders at the Shareholders’ Meeting, acting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, having reviewed the Report of the Board of Directors, authorize the Board of Directors pursuant to Articles L. 225-209 et seq. of the French Commercial Code, to purchase shares in the Company, up to a limit of 10% of the share capital outstanding on the day of this meeting in the following conditions:

- the maximum purchase price shall not exceed 24 euros per share, it being specified that in the event of transactions affecting the share capital, in particular by capitalization of reserves followed by the issuance and free allocation of shares, and/or through a stock split or reverse stock split, this price will be adjusted accordingly;

- the maximum amount of funds allocated to the share Buyback program is 6,357,324,919.20 euros;

- acquisitions carried out by the Company pursuant to this authorization may in no event cause it to hold, directly or indirectly, at any time, more than 10% of the shares comprising the share capital;

- acquisitions or transfers of shares may be carried out at any time, in compliance with applicable legal and regulatory provisions. However, the Board of Directors may not, unless prior authorization is obtained from the Shareholders’ Meeting, make use of this delegation of authority from the filing of a public offer by a third party applying to the Company’s securities, and until the end of the period of acceptance of the offer;

- acquisitions or transfers of shares may be carried out by any means, in particular on the regulated markets, multilateral trading systems or over-the-counter, including through block sales or purchases or by use of derivative securities traded on the regulated markets, multilateral trading system or over-the-counter;

- the present authorization is valid for a period of 18 months.

These share acquisitions may be carried out for any purpose permitted by law, the objectives of this share Buyback program being:

(i)  to comply with obligations related to:

a.  stock option plans and other allocations of shares to the employees of the Company or affiliates and notably to allocate shares to employees of the Company and its Group entities as part of (i) the Company’s profit sharing scheme, (ii) any stock purchase or stock option plan or program, including any free share awards, for the benefit of the employees and Corporate Officers or some of them, or (iii) any Orange group employee shareholding plan, including any transfer of shares provided for in Article L. 3332-24 of the French Labor Code, and to carry out any hedging transactions related to these plans or programs,

b.  securities giving access to shares in the Company (including to carry out any hedging transactions as a result of the obligations of the Company relating to these securities), including to the securities subscribed for by employees or former employees of the Company and entities of its Group;

(ii) to ensure the liquidity of the share of the Company by a financial services provider (prestataire de services d’investissement) pursuant to a liquidity contract compliant with the Code of Ethics approved by the French stock market authority (AMF);

(iii) to keep shares for subsequent exchange or for payment as part of potential external growth transactions;

(iv) to reduce the capital of the Company in accordance with the twelfth resolution of this Shareholders’ Meeting, subject to its adoption.

The shareholders at the Shareholders’ Meeting grant full authority to the Board of Directors, with the right to delegate in accordance with the conditions provided for by the law, to decide and implement the present authorization, to clarify its terms and to decide details, to place all market orders, enter into all agreements, draw up all documents, in particular those providing information, carry out all formalities, including to allocate or reallocate the shares acquired for the different objectives sought, and make all declarations to all organizations and, generally, do whatever is necessary.

The delegation granted by the shareholders at the Combined Ordinary and Extraordinary Shareholders’ Meeting held on May 27, 2015 in its seventeenth resolution is terminated, with immediate effect, in respect of the unused portion.

ORANGE / 2015 REGISTRATION DOCUMENT - 334

Resolutions within the competence of the extraordinary Shareholders’ Meeting

Eleventh resolution

(Harmonization of Article 13 of the Bylaws with Government Order 2014-940 of August 20, 2014, minimum number of shares to be held by each Director appointed by shareholders at the Shareholders’ Meeting)

The shareholders at the Shareholders’ Meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholder’s Meetings, having reviewed the Report of the Board of Directors, decide to amend point 8 of Article 13 of the Bylaws (Board of Directors), bringing it into compliance with Government Order 2014-948 of August 20, 2014 (Article 6, VI.) which provides that the minimum number of shares to be held by each Director appointed by shareholders at the Shareholders’ Meeting under these Bylaws should not apply to the Director appointed at the Shareholders’ Meeting on proposal of the French State.

As a result, point 8 of Article 13 of the Bylaws is amended as follows:

“8. Each director appointed by the Shareholders’ Meeting (apart from directors representing employee shareholders or appointed on proposal of the French State) shall own at least one thousand shares in the Company.”

The rest of Article 13 remains unchanged.

Twelfth resolution

(Authorization to the Board of Directors to reduce the share capital through the cancellation of shares)

The shareholders at the Shareholders’ Meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ Meetings, having reviewed the Report of the Board of Directors and the Statutory Auditors’ Special Report,

- delegate, for a period of 18 months, to the Board of Directors full powers for the purpose of canceling, on one or more occasions, up to a maximum of 10% of the Company’s share capital, by periods of 24 months, all or part of the Company’s shares acquired as part of the authorized share Buyback programs in the tenth resolution submitted to this Shareholders’ Meeting or as part of share Buyback programs authorized before or after the date of this Shareholders’ Meeting;

- decide that the surplus of the purchase price of the shares over their nominal value will be charged to the “Additional paid-in capital” account or to any account of available reserves, including the statutory reserve, within a limit of 10% of the capital reduction carried out;

- delegate full powers to the Board of Directors, with the right of delegation in accordance with the law, to carry out the capital reduction resulting from the cancellation of the shares and the aforementioned charging, as well as to amend the Bylaws accordingly.

The delegation granted by the shareholders at the Combined Ordinary and Extraordinary Shareholders’ Meeting held on May 27, 2015 in its twenty-eighth resolution, is terminated, with immediate effect, in respect of the unused portion.

Thirteenth resolution

(Powers for formalities)

The shareholders at the Shareholders’ Meeting confer full powers on the holder of an original, a copy or an extract of the minutes of this Shareholders’ Meeting for the purpose of carrying out all legal or administrative formalities and making all filings and public disclosures provided by under current law.

ORANGE / 2015 REGISTRATION DOCUMENT - 335

6.4  Report of the Board of Directors on the resolutions submitted to the Combined Ordinary and Extraordinary Shareholders’ Meeting of June 7, 2016

Presentation of resolutions within the competence of the Ordinary Shareholders’ Meeting

First and second resolutions

Approval of the statutory and consolidated financial statements

Under the terms of the first and second resolutions, it is proposed that the Shareholders’ Meeting approve the statutory financial statements of the Company as well as the consolidated financial statements of the Orange group at December 31, 2015.

It is hereby specified that with respect to fiscal year 2015, the costs or expenses mentioned under Article 39-4 of the French General Tax Code amounted to 1,190,334 euros and the tax related thereto amounted to 452,327 euros.

Third resolution

Allocation of income and approval of dividend amount

Shareholders are asked to note that since the profit for the fiscal year is 4,506,330,886.98 euros and the retained earnings of 2,349,857,149.22 euros (before deduction of the interim dividend mentioned hereinafter), the distributable income at December 31, 2015 amounts to 6,856,188,036.20 euros.

As the amount of the statutory legal reserve is equal to at least 10% of share capital as required by law, no provision is proposed to the Shareholders’ Meeting. It is proposed that the Shareholders’ Meeting decide to distribute shareholders a dividend of 0.60 euro per share.

Taking into account the interim dividend of 0.20 euro per share paid in December 2015, the balance to be distributed would be 0.40 euro per share. The balance to be paid is net of the additional contribution of 3% on the corporate income tax (Article 235 ter ZCA of the French General Tax Code), directly paid by the Company.

The balance of the dividend to be distributed would be paid on June 23, 2016 to shareholders entitled to the dividend, i.e. to those who hold Orange shares and who are entitled to a dividend for 2015 on the cut-off date (for France, this date is two business days prior to the date of payment, i.e. June 21, 2016).

Based on the number of shares with dividend rights recorded at December 31, 2015, the total amount of the balance of the dividend would be 1,059,543,088 euros.

As the number of shares with dividend rights may change up until the payment date, the Shareholders’ Meeting would grant full authority to the Board of Directors to determine the definitive total amount of the dividend, the balance of the distributable income and, consequently, the amount to be posted to the “Retained earnings” account.

The dividends paid with respect to the last three fiscal years (entitling the holder to a 40% tax allowance under the French General Tax Code were as follows:

Fiscal Year	Number of shares	Dividend per share	Portion of dividend eligible for the 40% tax allowance
2012	2,631,731,113	€0.78	100%
2013	2,633,342,321	€0.80	100%
2014	2,648,650,208	€0.60	100%

Treasury shares held by the Company do not carry rights to dividends.

Fourth resolution

Approval of the agreements provided for in Articles L. 225-38 et seq. of the French Commercial Code

No regulated agreement was approved by the Board of Directors during fiscal year 2015. Only agreements previously authorized, of which the effects continued, are therefore subject to the Statutory Auditors’ Special Report, of which the shareholders are required to take note.

In addition, these agreements were presented to the Board of Directors on March 23, 2016, for annual review, in accordance with the provisions of Government Order 2014-863 of July 31, 2014, related to company law.

The relevant agreements are the same as those referred to in the Statutory Auditors’ Special Report, which is submitted to your Shareholders’ Meeting, namely, amendments signed with Novalis to extend to Corporate Officers the scope of Orange group contracts in relation to healthcare costs, and also health, death and disability insurance benefits coverage. The relevant Corporate Officers are Stéphane Richard and Gervais Pellissier. As from January 1, 2016, the scope will also include Pierre Louette and Ramon Fernandez, CEO Delegates.

The contract pertaining to Cloudwatt, whose activity is the development, deployment, and commercialization of a range of consumer Cloud Computing services, ended on March 16, 2015 following the acquisition by our subsidiary Orange Participations of the shares in Cloudwatt held by Thales and the CDC.

Fifth, sixth and seventh resolutions

Renewals and appointment of directors

The terms of office of Mrs. Claudie Haigneré, Mr. Charles-Henri Filippi and Mr. José-Luis Durán are due to expire at the end of the Shareholders’ Meeting on June 7, 2016.

The Board of Directors has relied on the work of the CSER Committee to recommend the renewal of these terms of office or the appointment of new Directors. The CSER Committee defined the criteria that it deemed appropriate in deciding what recommendations to make to the Board of Directors, as follows: diversity in the profile of Directors, particularly in their areas of expertise (financial, scientific, digital and operational), gender, nationality and age; women’s representation on the Board pursuant to law and recommendations of the Afep-Medef Code; length of terms of office, particularly where this might threaten

ORANGE / 2015 REGISTRATION DOCUMENT - 336

the independence of certain Directors in the meaning of the Afep-Medef Code; the need to renew the Board while ensuring a smooth transition and avoiding a mass departure of the longest-serving Directors who contribute precious experience and in-depth knowledge of the Company’s history; and finally, the commitment of Directors to the Board and its committees.

On this basis, a consensus emerged on the need to replace the longest-serving Directors as part of a gradual, staged process, while retaining the diversity of profiles mentioned above.

Bernard Dufau, who was first appointed on February 25, 2003, and is the longest-serving Director has already announced his intention to step down before the end of his term of office while staying on long enough to allow a smooth succession to his chairmanship of the Audit Committee. The Board therefore considered it necessary that the new Director called to replace him in this role should be appointed as from the next Shareholders’ Meeting.

The Board of Directors thus proposes that you appoint a new Director, with a financial profile, in the form of Bernard Ramanantsoa who will complement the existing expertise on the Board. Bernard Ramanantsoa has been subject to a rigorous selection process. His application is put forward following an external search by a specialist consultant and he has also met the Chairs of the three Board Committees and three of the Corporate Officers including Stéphane Richard.

Bernard Ramanantsoa, born in 1948, acts as Director of several companies as well as of universities and Grandes Écoles. Until 2015, he was Managing Director of HEC. Bernard Ramanantsoa began his career as a lecturer at the École Nationale Supérieure de l’Aéronautique et de l’Espace in 1971 and 1972, before joining the SNCF where he became head of the Marketing Division, “Grandes Lignes” in 1978. In 1979, he joined the HEC faculty as professor of Business Strategy, specializing in ethics and culture in the business place and advocating an open-minded approach and a multi-cultural scope in the corporate world. He was Managing Director of HEC Paris from 1995 to 2015 giving the institution a decidedly international dimension. Very active in the scientific community, Bernard Ramanantsoa has served as a member of the Evaluation Committee of Management Programs and Degrees for the French Ministry of Education, Chairman of the CEMS (Community of European Management Schools), Vice-President of the EFMD (European Foundation for Management Development), Chairman of the Société Française de Management, member of the boards of the École Nationale d’Administration Pénitentiaire (ENAP) and the École Nationale Supérieure d’Aéronautique et de l’Espace (Sup’Aéro), member of the committee of the Conférence des Grandes Écoles, member of the board of the HEC Foundation, member of the Cercle de l’Entreprise and member of the Foreign Affairs Council. He is the author of numerous communications and publications in the field of business management. He received the Harvard Expansion Prize in 1989 for Technologie et Stratégie d’entreprise and the Prize from the Académie des Sciences Commerciales in 1983 for Stratégie de l’Entreprise et Diversification. His most recently published work is Apprendre et Oser (“Learn and Dare”) Bernard Ramanantsoa holds an Engineering degree from the École Supérieure d’Aéronautique et de l’Espace (Sup’Aéro) and has an MBA from HEC, a post-graduate degree in Sociology from Paris Diderot University, a Ph.D. in Management Sciences from Paris-Dauphine University and a further post-graduate degree in the History of Philosophy from Paris-1 University. He is a Knight of the French Legion of Honor and an Officer of the French Order of Merit, Knight of the Palmes Académiques and Officer of the National Malgache Order. He is a French national.

Positions currently held

- Director of Oddo et Cie;

- Director of the Banque Franco-Lao (Laotian company);

- Director of the Château de Versailles;

- Member of the Awarding Body of EQUIS (European accreditation body);

- Member of the International Committee of AACSB (Association to Advance Collegiate Schools of Business);

- Member of the Advisory Board of ESADE, Barcelona;

- Member of the Advisory Board of Saint-Gall University, Switzerland;

- Member of the Advisory Board of the Getúlio Vargas Foundation, Brazil;

- Member of the Advisory Board of School of Management at Zhejiang University, China.

The Board also considered it appropriate, despite her great and universally recognized qualities and involvement in the Innovation and Technology Committee, not to renew the appointment of Claudie Haigneré, who is the longest-standing board member after Bernard Dufau, in order to allow the subsequent appointment of a new women Director. Accordingly, the CSER Committee has already started work to identify women candidates.

The Board of Directors thus proposes that you should only renew the term of office of Charles-Henri Filippi, whose presence will also help ensure a smooth transition with the new Chairman of the Audit Committee to be appointed by the Board, and José-Luis Durán, whose financial expertise and experience of the Spanish market, the Group’s second biggest geographical market, were considered to be determining factors and who currently acts as financial expert of the Audit Committee as required by US regulations due to Orange’s NYSE listing.

These renewals and new appointment would be granted under the conditions laid down by Article 13 of the Bylaws, for a term of four years expiring at the close of the Shareholders’ Meeting approving the financial statements for the fiscal year ending December 31, 2019, i.e. in 2020.

Eighth and ninth resolutions

Advisory opinion on the compensation items due or allocated for the fiscal year ended December 31, 2015 to Stéphane Richard, Chairman and Chief Executive Officer, and Gervais Pellissier, Chief Executive Officer Delegate

Since it was modified in June 2013, the Afep-Medef Code, to which the Company refers, recommends presenting to the shareholders a draft resolution on the items of individual compensation of the Chief Executive Officer and, where applicable, the Chief Executive Officer Delegates, so that the shareholders may issue an advisory opinion.

It is therefore proposed that the shareholders vote on a resolution relating to the individual compensation of Stéphane Richard, Chairman and CEO of Orange (eighth resolution) and a resolution relating to the individual compensation of Gervais Pellissier, CEO Delegate (ninth resolution).

Gross fixed annual compensation of the two Corporate Officers was unchanged between 2014 and 2015. The structure of their annual variable compensation also remained unchanged from 2014 and is based on a weighted average of four indicators that emphasize the Group’s growth, its profitability, quality of service and CSR performance. The weight allocated to each of these indicators has been adapted to factor in the change in variable compensation on an achieved targets basis.

In 2015, Orange has exceeded its financial targets, stabilizing restated EBITDA, supported by strong commercial momentum, notably in very high-speed broadband. Quality of service and CSR performance continue to progress. These strong results are reflected in the variable compensation calculated for the Corporate Officers.

Annual variable compensation allocated by the Board of Directors to Stéphane Richard in respect of 2015 was 540,000 euros, or 60% of his fixed compensation, after taking into account Mr. Richard’s decision to waive his outperformance bonus which would have raised it to 71.34%. His total compensation (annual fixed + variable + benefits in kind) amounts to 1,445,770 euros.

Annual variable compensation allocated by the Board of Directors to Gervais Pellissier is 75.8% of his fixed compensation. His compensation (annual fixed + variable + benefits in kind) amounts to 1,073,260 euros.

ORANGE / 2015 REGISTRATION DOCUMENT - 337

The tables below summarize these compensation items, on which it is proposed that you issue a favorable opinion.

Gross amounts (in euros)	Amounts paid in respect of the fiscal year to Stéphane Richard	Amounts paid in respect of the fiscal year to Gervais Pellissier
Fixed compensation	900,000	600,000
Variable compensation	540,000	454,789
Multi-year variable compensation	0	0
Exceptional compensation	0	0
Attendance fees	0 (1)	na (2)
Allocation of stock options, performance shares or long-term compensation items	na	na
Welcome bonuses or payments for termination of service	na	na
Supplemental retirement plan	na	na
Benefits in kind	5,770	18,471
Total	1,445,770	1,073,260

(1) Stéphane Richard has waived his right to receive attendance fees.

(2) Not applicable, as Gervais Pellissier is not a director of Orange.

A detailed presentation of the Directors and Officers’ compensation is shown in Section 5.3.1 of the Registration Document.

Tenth resolution

Authorization to be granted to the Board of Directors to purchase or transfer Orange shares

Your Board of Directors proposes that you authorize the buyback of Company shares to a maximum number of shares representing 10% of the capital and at a maximum price of 24 euros per share (this price may be adjusted in the event of transactions on capital). The maximum amount of funds for the buyback program is therefore set at 6,357,324,919.20 euros.

This authorization would be valid for a period of 18 months from the date of the Shareholders’ Meeting and may be implemented at any time except in the event of a public offer on the Company’s shares.

The purpose of the buyback program would be to (i) enable the Company to cover its obligations relating to debt securities giving access to capital or to stock option programs or any other type of share allocation or grant to employees, (ii) ensure the liquidity of the Orange’s shares pursuant to a liquidity contract with a financial services provider, (iii) have shares to deliver in exchange or in payment for external growth transactions, and (iv) reduce the Company’s capital.

The Board of Directors would have full authority to implement this delegation and set the terms.

The adoption of this resolution would terminate the authorization to buy back shares granted by the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 27, 2015, which was not implemented to acquire shares, except for the transactions carried out by an independent investment services provider under the ongoing liquidity contract.

The Board of Directors will inform you, in its Annual Report, of share purchases, transfers or cancellations and, as the case may be, of the allocation of shares acquired for the various objectives pursued.

Presentation of resolutions within the competence of the Extraordinary Shareholders’ Meeting

Eleventh resolution

Harmonization of Bylaws with Government Order 2014-948 of August 20, 2014, by amending point 8 of Article 13 of the Bylaws, on the minimum number of shares to be held by each Director appointed by the Shareholders’ Meeting

Article 13 requires that each director appointed by the Shareholders’ Meeting must hold at least 1,000 shares in the Company, except the director representing employee shareholders. The proposed resolution would extend this exception to include the director appointed at the Shareholders’ Meeting on proposal of the French State, bringing our Bylaws into compliance with Government Order 2014-948 of August 20, 2014. This order states that Bylaws requiring directors to own a number of shares in the Company should not apply to directors appointed on proposal of the French State.

Twelfth resolution

Authorization to cancel repurchased shares

The Board of Directors proposes that you should authorize, for a period of 18 months from the date of the Shareholders’ Meeting, cancellation of all or part of the Orange shares that have been acquired, whether under the share buyback program authorized by the Shareholders’ Meeting (twelfth resolution), or under share buyback programs prior or subsequent to your Shareholders’ Meeting, and thus to reduce the share capital.

By law, total shares canceled per 24-month period may not exceed 10% of the Company’s capital.

Thirteenth resolution

Powers for formalities

It is proposed, as is customary, that the Shareholders’ Meeting confer full powers on the holder of an original, a copy, or an extract of the minutes of the Shareholders’ Meeting for the purposes of carrying out all legal or administrative formalities and completing all filings and public disclosures provided for under current law in relation to the Shareholders’ Meeting.

If the Board of Directors’ proposals meet your approval, we request that you approve them by voting on the resolutions submitted to you, following review of the reports drawn up by the Statutory Auditors in accordance with applicable laws and regulations.

ORANGE / 2015 REGISTRATION DOCUMENT - 338

Additional reports in the event delegations are used

Applicable rules

If the Board of Directors uses the delegations that your Shareholders’ Meeting has granted, it shall draw up an additional report or, if such an additional report is not required, shall inform you thereof in its Annual Report, in accordance with the laws and regulations in effect when the delegation is used.

Moreover, if issuances are made pursuant to said delegations, the Statutory Auditors must draw up a report for the Board of Directors in accordance with the laws and regulations in effect when the delegation is used.

Current use

The table attached to this report shows the use made by the Board of Directors of the delegations granted for capital increases.

Appendix

Table summarizing delegations and authorizations granted by the Shareholders’ Meeting to the Board of Directors -2015

With the exception of the program for the purchase of treasury shares specifically mentioned in the Registration Document that constitutes the Management Report, in accordance with Article L. 225-211, paragraph 2 of the French Commercial Code, the table below summarizes, for the 2015 fiscal year, all currently valid authorizations granted to the Board of Directors by the Shareholders’ Meeting, including the delegations granted regarding capital increase required under Article L. 225-100 of the French Commercial Code.

Delegations granted at the Shareholders’ Meeting	Date of the Shareholders’ Meeting having granted the delegation	Term of the delegation and expiration date	Total amount of delegation (in euros)	Use made of the delegation during the fiscal year	Balance (in euros)
Delegation of authority to the Board of Directors to issue shares of the Company and securities giving access to shares of the Company or of one of its subsidiaries, with shareholder preferential subscription rights. (19th resolution)	May 27, 2015	26 months July 26, 2017	2 billion	-	2 billion
Delegation of authority to the Board of Directors to increase the Company’s capital by capitalization of reserves, profits or premiums. (26th resolution)	May 27, 2015	26 months July 27, 2017	2 billion	-	2 billion
Delegation of authority to the Board of Directors to proceed with capital increases reserved for members of savings plans without shareholder preferential subscription rights. (27th resolution)	May 27, 2015	26 months July 26, 2017	200 million	-	200 million
Authorization granted to the Board of Directors to reduce the capital through the cancellation of shares. (13th resolution)	May 27, 2015	18 months November 26, 2016	10% of the capital per 24-month period, i.e. 1,059,554,153	-	1,059,554,153
ORANGE / 2015 REGISTRATION DOCUMENT - 339

6.5  Statutory Auditors’ report on resolutions and related party agreements

These are free translations into English of reports issued in French and are provided solely for the convenience of English-speaking users. These reports should be read in conjunction with, and construed in accordance with, French law and professional standards applicable in France.

Statutory Auditors’ report on related party agreements and commitments

Shareholders’ Meeting held to approve the annual accounts for the year ended December 31, 2015

To the Shareholders,

In our capacity as Statutory Auditors of your company, we hereby report on certain regulated agreements and commitments with related parties.

We are required to inform you, on the basis of the information provided to us, of the terms, conditions and the reasons for the company’s interest of those agreements and commitments indicated to us, or that we may have identified in the performance of our engagement. We are not required to comment as to whether they are beneficial or appropriate or to ascertain the existence of any such agreements and commitments. It is your responsibility, in accordance with Article R. 225-31 of the French Commercial Code (Code de commerce), to evaluate the benefits resulting from these agreements and commitments prior to their approval.

In addition, we are required, where applicable, to inform you in accordance with Article R. 225-31 of the French Commercial Code concerning the implementation, during the year, of the agreements and commitments already approved by the Shareholders’ Meeting.

We performed those procedures which we considered necessary to comply with professional guidance issued by the French national auditing body (Compagnie nationale des commissaires aux comptes) relating to this type of engagement. These procedures consisted in verifying that the information provided to us is consistent with the documentation from which it has been extracted.

Agreements and commitments subject to the approval of the Shareholders’ Meeting

We hereby inform you that we have not been advised of any agreements or commitments authorized in the course of the year to be submitted to the Annual Shareholders’ Meeting for approval in accordance with Article L. 225-38 of the French Commercial Code.

Agreements and commitments already approved by the Shareholders’ Meeting

Agreements and commitments approved in prior years

In accordance with Article R. 225-30 of the French Commercial Code, we have been advised that the implementation of the following agreements and commitments which were approved by the Shareholders’ Meeting in prior years continued during the year.

With Novalis

Persons concerned

Senior corporate officers (Stéphane Richard, Chairman and Chief Executive Officer and Gervais Pellissier, Deputy Chief Executive Officer) for 2015. From January 1, 2016, will also be involved Pierre Louette and Ramon Fernandez, Deputy Chief Executive Officers.

Nature and purpose

On January 11, 2010, two amendments were made to current contracts with Novalis. These amendments extend the health, death and disability insurance benefits coverage under the Orange group contracts to senior corporate officers.

Both amendments were authorized by the Board of Directors on March 24, 2010 and approved by the Shareholders’ Meeting on June 9, 2010.

Paris-La Défense, March 23, 2016
The statutory auditors French original signed by

KPMG SA                                            Ernst & Young Audit
Marie Guillemot                                 Charles-Emmanuel Chosson

ORANGE / 2015 REGISTRATION DOCUMENT - 340

Statutory Auditors’ report on the share capital decrease

Combined Shareholders’ Meeting of June 7, 2016

Twelfth resolution

To the Shareholders,

In our capacity as Statutory Auditors of your Company and in accordance with the procedures set forth in Article L. 225-209 of the French Commercial Code (Code de commerce) on the decrease in share capital by the cancellation of purchased shares, we hereby report to you on our assessment of the reasons for and the terms and conditions of the proposed decrease in share capital.

You are asked to delegate to your Board of Directors, during a period of eighteen months as of the date of this Shareholders’ Meeting, all powers to cancel, for up to a maximum of 10% of its share capital, by twenty-four month periods, the shares purchased by the Company pursuant to an authorization to purchase its own shares under the provisions of the above-mentioned Article.

We performed the procedures that we considered necessary in accordance with the professional guidelines of the French National Institute of Statutory Auditors (Compagnie Nationale des Commissaires aux Comptes) applicable to this engagement. Such procedures consisted in verifying the fairness of the reasons for and the terms and conditions of the proposed decrease in share capital, which should not interfere with the equal treatment of shareholders.

We have no comments to make on the reasons for and the terms and conditions of the proposed decrease in share capital.

Paris-La Défense, March 23, 2016 The statutory auditors French original signed by

KPMG SA                         Ernst & Young Audit
Marie Guillemot      Charles-Emmanuel Chosson

ORANGE / 2015 REGISTRATION DOCUMENT - 341

Statutory auditors’ attestation on the total amount of compensation paid to the highest paid employees

Shareholders’ Meeting held to approve the annual accounts for the year ended December 31, 2015

Attestation on the information provided under section 4 of Article L. 225-115 of the French Commercial Code

To the Shareholders,

In our capacity as statutory auditors of your Company and in compliance with section 4 of Article L. 225-115 of the French Commercial Code (Code de commerce), we have prepared this attestation on the total amount of compensation paid to the highest paid employees for the year ended December 31, 2015, as presented in the attached document.

This information has been prepared under the responsibility of the Board of Directors. Our role is to report on this information.

As part of our statutory audit, we have audited the financial statements of your company for the year ended December 31, 2015. Our audit, conducted in accordance with professional standards applicable in France, was intended to express an opinion on the financial statements taken as a whole, and not on specific elements of the accounts used for the determination of the aggregate remuneration paid to the highest paid employees. Therefore, we have not performed our audit tests and procedures with this objective in mind, and we express no opinion on these elements taken separately.

We have performed those procedures which we considered necessary to comply with the professional guidance issued by the French national auditing body (Compagnie Nationale des Commissaires aux Comptes) for this type of engagement. These procedures, which do not constitute an audit or a limited review, consisted in making the necessary comparisons between the total amount of compensation paid to the highest paid employees and the source accounting documents, and verifying that it agrees with the elements used as a basis for the preparation of the annual accounts for the year ended December 31, 2015.

On the basis of our work, we have no matters to report on the consistency of the total remuneration paid to the highest paid employees, as presented in the attached document and amounting to 8,186,059 euros, with the accounting used as a basis for the preparation of the annual accounts for the year ended December 31, 2015.

This attestation shall serve as the certification of the accuracy of the total remuneration paid to the highest paid employees within the meaning of section 4 of Article L. 225-115 of the French Commercial Code.

This attestation is for your use in the context described in the first paragraph and should not be used, distributed or cited for other purposes.

Paris-La Défense, February 16, 2016
The statutory auditors French original signed by

KPMG SA                                            Ernst & Young Audit
Marie Guillemot      Charles-Emmanuel Chosson

Total amount of remuneration paid to the highest paid employees

The total amount of salaries, allowances and various indemnities, fees or benefits in kind, paid to the ten highest paid employees during the year 2015 amounts to 8,186,059 euros (eight million one hundred and eighty-six thousand and fifty-five euros).

Paris, February 16, 2016

The Chairman of the Board
Stéphane Richard

ORANGE / 2015 REGISTRATION DOCUMENT - 342

7. Additional information

7.1	Person responsible	344
7.1.1	Person responsible for the information contained in the Registration Document	344
7.1.2	Declaration by the person responsible	344
7.2	Statutory Auditors	344
7.2.1	Statutory Auditors	344
7.2.2	Alternate Statutory Auditors	344
7.3	Statutory information	345
7.3.1	Company name	345
7.3.2	Place of registration and registration number	345
7.3.3	Date of incorporation and term	345
7.3.4	Registered office, legal form and applicable law	345
7.3.5	Company purpose	345
7.3.6	Rights, preferences and restrictions attached to shares	345
7.3.7	Actions necessary to modify shareholders’ rights	346
7.3.8	Rules to participate in and call Shareholders’ Meetings	346
7.3.9	Provisions having the effect of delaying, deferring or preventing a change of control of the Company	347
7.3.10	Declarations of threshold crossing	347
7.4	Factors that may have an impact in the event of a public offer	347
7.5	Regulated agreements and related party transactions	348
7.6	Material contracts	348
ORANGE / 2015 REGISTRATION DOCUMENT - 343

7.1  Person responsible

7.1.1    Person responsible for the information contained in the Registration Document

Stéphane Richard, Chairman and Chief Executive Officer

7.1.2    Declaration by the person responsible

I hereby certify, after having taken all reasonable measures to this effect, that the information in this Registration Document is, to the best of my knowledge, in accordance with the facts and makes no omission likely to affect its import.

I certify, to the best of my knowledge, that the financial statements have been prepared in accordance with applicable accounting standards and give a fair view of the assets, liabilities, financial position, and profit or loss of the Company and all the undertakings included in the consolidation, and that the Management Report included on pages 33 to 38, 178 to 234 and 264 to 265 of this Registration Document presents a fair review of the development and performance of the business and financial position of the Company and all undertakings included in the consolidation as well as a description of the main risks and uncertainties to which they are exposed.

I have received a completion letter from the Statutory Auditors stating that they have audited the information contained in this Registration Document about the financial position and statements and that they have read this document in its entirety.

The Statutory Auditors have reviewed the historical financial information in this document and have issued reports, included on pages 177 and 266.

Paris, April 4, 2016

The Chairman and Chief Executive Officer

Stéphane Richard

7.2  Statutory Auditors

7.2.1    Statutory Auditors

Ernst & Young Audit

Represented by Charles-Emmanuel Chosson

Tour First - TSA 14444 -1/2, Place des Saisons

92400 Courbevoie - Paris - La Défense 1, France

Ernst & Young Audit was appointed by Government decree dated September 18, 1991, and this appointment was renewed by Government decrees of May 14, 1997 and May 27, 2003, and then by decisions of the Ordinary Shareholders’ Meeting of May 26, 2009 and the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 27, 2015, for a period of six years.

KPMG S.A.

Represented by Marie Guillemot

Tour Eqho 2, avenue Gambetta

92066 Paris-La Défense Cedex

KPMG S.A. was appointed by the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 27, 2015, for a period of six years.

7.2.2    Alternate Statutory Auditors

Auditex

Tour First - TSA 14444 -1/2, Place des Saisons

92400 Courbevoie - Paris - La Défense 1, France

Auditex was appointed by Government decree of May 27, 2003, and this appointment was renewed by decisions of the Ordinary Shareholders’ Meeting of May 26, 2009 and the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 27, 2015, for a period of six years.

Salustro Reydel

2, avenue Gambetta

92066 Paris-La Défense Cedex

Salustro Reydel was appointed by the Shareholders’ Meeting of May 27, 2015, for a period of six years.

The terms of office of all the Statutory Auditors will expire following the Ordinary Shareholders’ Meeting convened to approve the financial statements for the year ended December 31, 2020.

ORANGE / 2015 REGISTRATION DOCUMENT - 344

7.3  Statutory information

7.3.1    Company name

Orange

7.3.2    Place of registration and registration number

Paris trade and companies register (Registre du commerce et des sociétés - RCS)

Number: 380 129 866

APE (principal activity) code: 642 C

7.3.3    Date of incorporation and term

Orange was incorporated as a French Société Anonyme on December 31, 1996 for a 99 year term. Barring early liquidation or extension, the Company will expire on December 31, 2095.

7.3.4    Registered office, legal form and applicable law

78, rue Olivier de Serres, Paris (15th arrondissement), France

Telephone: +33 (0)1 44 44 22 22

Orange is governed by French corporate law subject to specific laws governing the Company, notably Act 90-568 of July 2, 1990 on the organization of public postal services and France Télécom, as amended.

The regulations applicable to Orange as a telecommunications operator are described in Section 2.2 Regulation.

7.3.5    Company purpose

The Company’s corporate purpose, in France and abroad, specifically pursuant to the French Postal & Telecommunications Code, shall be:

- to provide all electronic communication services in internal and international relations;

- to carry out activities related to public service and, in particular, to provide, where applicable, a universal telecommunications service and other mandatory services;

- to establish, develop and operate all electronic communications networks open to the public necessary for providing said services and to interconnect the same with other French and foreign networks open to the public;

- to provide all other services, facilities, handset equipment, electronic communications networks, and to establish and operate all networks distributing audiovisual services, and especially radio, television and multimedia broadcasting services;

- to set up, acquire, rent or manage all real estate or other assets and businesses, to lease, install and operate all structures, businesses, factories and workshops related to any of the purposes defined above;

- to obtain, acquire, operate or transfer all processes and patents related to any of the purposes defined above;

- to participate directly or indirectly in all transactions that may be related to any of the purposes defined above, through the creation of new companies or enterprises, the contribution, subscription or purchase of securities or corporate rights, acquisitions of interests, mergers, partnerships, or any other means; and

- more generally, all industrial, commercial, Company and financial transactions, or transactions involving movable or fixed assets, that may be related directly or indirectly, in whole or in part, to any of the aforementioned corporate purposes, or to any similar or related purposes, or to any and all purposes that may enhance or develop the Company’s business.

7.3.6    Rights, preferences and restrictions attached to shares

Orange has only issued ordinary shares. Each share shall entitle its holder to a portion of the corporate profits and assets proportional to the amount of capital represented thereby. Furthermore, each share shall entitle its holder to vote and be represented in the Shareholders’ Meetings in accordance with provisions of the law and of the Bylaws. Ownership of one share implies, ipso jure, adherence to the Bylaws and the decisions of the Shareholders’ Meeting.

There is no clause in the Bylaws providing for double or multiple voting rights. However the law of March 29, 2014 (Florange Law) provides for double voting rights for all shares registered in the nominative form by the same holder for at least two years.

The shareholders shall be liable for losses within the limits of their contributions to the Company’s capital.

ORANGE / 2015 REGISTRATION DOCUMENT - 345

Payment of dividends

The terms and conditions for the payment of the dividends approved by the Shareholders’ Meeting are determined by the Shareholders’ Meeting, or in lieu, by the Board of Directors. However, cash dividends must be paid within a maximum of nine months after the close of the fiscal year, unless extended by court order. The Ordinary Shareholders’ Meeting may grant each shareholder, for all or part of the dividends to be distributed, an option between payment of the dividends in cash or in shares, subject to legal requirements.

Interim dividends may be distributed before the approval of the financial statements for the year when the balance sheet established during or at the end of a fiscal year and certified by an auditor, shows that the Company has made a profit since the close of the last fiscal year, after recognizing the necessary depreciation and provisions and after deducting prior losses, if any, and the sums to be allocated to reserves, as required by law or the Bylaws, and including any retained earnings. The amount of such interim dividends may not exceed the amount of the profit so defined.

Dividends not claimed within five years after the payment date shall be deemed to expire and revert to the French state.

Disposal and transfer of shares

Shares are freely negotiable, subject to applicable legal and regulatory provisions. They shall be registered in a share account and are transferred by means of a transfer order from account to account.

7.3.7    Actions necessary to modify shareholders’ rights

Shareholders’ rights may be modified as allowed by law. Only the Extraordinary Shareholders’ Meeting is authorized to amend any and all provisions of the Bylaws. It may not, however, increase shareholder commitments, except for properly executed transactions resulting from a share consolidation.

7.3.8    Rules to participate in and call Shareholders’ Meetings

Access to, participation in and voting rights at Shareholders’ Meetings

Shareholders’ Meetings are composed of all shareholders whose shares are paid up and for whom a right to attend Shareholders’ Meetings has been established by registration of the shares in an account in the name either of the shareholder or of the intermediary holding their account where the shareholder is not resident in France, by midnight (Paris time) on the third business day preceding the Meeting.

The shares must be registered within the time limit specified in the preceding paragraph either in an account in their own name maintained by the Company, or in the bearer share accounts maintained by the authorized intermediary.

If it sees fit to do so, the Board of Directors may distribute personalized admission cards to shareholders and require them to produce these cards at the Meeting.

Shareholders participating via video-conferencing or other means of telecommunications which meet legal and regulatory conditions and allow identification shall be deemed present for the calculation of quorum and majority of Shareholders’ Meetings. The Board of Directors organizes, in accordance with legal and regulatory requirements, the participation and vote of these shareholders at the Shareholders’ Meeting, assuring, in particular, the effectiveness of the means of identification.

Any shareholder may, in accordance with legal and regulatory requirements, vote without attending the Meeting or grant a proxy to any other physical person or legal entity of his or her choice. Shareholders may, in accordance with legal and regulatory requirements, send their vote or proxy, either by hard copy or via means of telecommunications, until 3pm (Paris time) the day before the Shareholders’ Meeting. Transmission methods are set forth by the Board of Directors in the notice of Meeting and the notice to attend.

Shareholders sending in their vote within the time limit specified under this section, by means of the form provided by the Company to shareholders, are deemed present or represented at the Meeting.

The forms for sending in a vote or a proxy, as well as the certificate of attendance, can be completed in electronic format duly signed in the conditions specified by the applicable laws and regulations. For this purpose, the recording of the electronic signature on the certificate can be made directly on the Internet site established by the organizer of the Meeting.

Shareholders who are not resident in France may be represented at a Shareholders’ Meeting by a registered intermediary who may participate subject to legal requirements.

Notice of Shareholders’ Meetings

Shareholders’ Meetings are convened by the Board of Directors, or, failing that, by the Statutory Auditors, or by any person empowered for this purpose. Meetings are held at the registered office or at any other location indicated in the notice to convene. Subject to exceptions provided by law, notices must be given at least 15 days before the date of the Shareholders’ Meeting. When the Shareholders’ Meeting cannot deliberate due to the lack of the required quorum, the second Meeting and, if applicable, the second postponed Meeting, must be called at least ten days in advance in the same manner as used for the first notice.

Ordinary Shareholders’ Meeting

Ordinary Shareholders’ Meetings are those Meetings called to make any and all decisions that do not amend the Bylaws. An Ordinary Meeting shall be convened at least once a year within six months of the end of each fiscal year in order to approve the annual and consolidated financial statements for the year in question or, in case of postponement, within the period established by court order. On the first convocation, the Meeting may validly deliberate only if the shareholders present or represented by proxy or voting by mail represent at least one-fifth of the shares entitled to vote. Upon the second convocation, no quorum is required. Decisions are made by a majority of votes held by the shareholders present, represented by proxy, or voting by mail.

Extraordinary Shareholders’ Meeting

Only the Extraordinary Shareholders’ Meeting is authorized to amend any and all provisions of the Bylaws. Subject to the legal provisions governing capital increases from reserves, profits or share premiums, the resolutions of the Extraordinary Meeting shall be valid only if the shareholders present, represented by proxy or voting by mail represent at least one-fourth of all shares entitled to vote when convened for the first time, or one-fifth when convened for the second time. If the latter quorum is not reached, the second Meeting may be postponed to a date no later than two months after the date for which it was called. Subject to the same condition, the second Meeting shall make decisions by a two-thirds majority of the shareholders present, represented by proxy, or voting by mail.

ORANGE / 2015 REGISTRATION DOCUMENT - 346

7.3.9    Provisions having the effect of delaying, deferring or preventing a change of control of the Company

There are no statutory provisions which having the effect of delaying, deferring or preventing a change of control of the Company. Factors likely to have an impact in the event of a public offer, as set out in Article L. 225-100-3 of the French Commercial Code, are described in Section 7.4.

7.3.10  Declarations of threshold crossing

In addition to the legal obligation to inform the Company and the AMF when thresholds of 5%, 10%, 15%, 20%, 25%, 30%, 33 1/3%, 50%, 66 2/3%, 90% and 95% of the capital and voting rights are crossed, any individual or legal entity, acting alone or jointly with others, who acquires directly or indirectly, as defined by Articles L. 233-7 et seq. of the French Commercial Code, a number of shares, voting rights or securities representing shares equal to 0.5% of the capital or voting rights in Orange is required, within five trading days from the date of registration of the securities that result in reaching or crossing such threshold, to report to Orange by registered letter with return receipt, the total number of shares, voting rights and securities giving access to the capital that such individual or entity holds.

This declaration must be repeated in accordance with the conditions indicated above each time a new 0.5% threshold is reached or crossed, whether crossing above or below, for any reason whatsoever, including beyond the 5% threshold.

In the event of failure to comply with any of the provisions set forth above, the shareholder or shareholders in question shall be deprived of the voting rights attached to any shares or securities in excess of the thresholds, subject to legal provisions and limits, if one or more shareholders holding at least 0.5% of the capital or voting rights so requests at a Shareholders’ Meeting.

7.4  Factors that may have an impact in the event of a public offer

Pursuant to Article L. 225-100-3 of the French Commercial Code, this section describes the factors that may, to the Company’s knowledge, have an impact on the Orange shares in the event of a public offer:

Structure of the Company’s capital

The French State and Bpifrance Participations jointly hold 23.04% of the voting rights of Orange and from April 3, 2016 onward, have double voting rights for their shares held in registered form. See Section 6.2.1 Distribution of capital and voting rights.

The stock option plans implemented by the Company offer the option holders the choice of exercising in advance 50 to 100% of the options allocated under these plans in the event of a change of control resulting from a public tender or exchange offer. The exercising of all options issued remaining to be exercised would account for around 0.3% of the Company’s capital, on a fully diluted basis, as at December 31, 2015.

Control mechanisms provided for in any employee shareholding plan, when rights of control are not exercised by employees

The regulations governing the mutual funds of the Group’s savings plan, which are invested in Orange shares, state that voting rights attached to shares held as fund assets are exercised by the Supervisory Boards of these funds. In the absence of an express reference in the regulations to the cases where the Supervisory Boards must gather the prior opinions of unit holders, the Supervisory Boards decide on the tender of shares held as fund assets to the public purchase or exchange offers, in accordance with Article L. 214-164 of the French Monetary and Financial Code. The mutual funds represented 4.59% of the Company’s capital as at December 31, 2015.

Agreements among shareholders that the Company is aware of and which may cause restrictions on the transfer of shares and the exercising of voting rights

On February 18, the French State and Bpifrance Participations entered into a new shareholders’ agreement to act jointly, notice of which was given to the Company and the Autorité des Marchés Financiers. See Section 6.2.1.2 Information on shareholders’ agreements.

Rules applicable to the appointment and replacement of members of the Board of Directors

See Section 5.2.2.1 Legal and statutory rules relating to the composition of the Board of Directors.

ORANGE / 2015 REGISTRATION DOCUMENT - 347

7.5  Regulated agreements and related party transactions

Orange SA has entered into agreements with some of its subsidiaries, including framework agreements, support and brand licensing agreements, as well as service-related agreements. In addition, cash management agreements exist between Orange SA and most of its subsidiaries. These agreements were entered into on an arm’s-length basis.

In 2015, Orange SA did not enter into any related party transactions as defined in Article L. 225-38 of the French Commercial Code.

Regarding agreements made in previous years, the two amendments to the ongoing agreements with Novalis executed on January 11, 2010, remained in force during 2015. These amendments extended to Corporate Officers the benefit of Orange Group policies covering (i) healthcare costs and (ii) death, incapacity and invalidity. With respect to 2015, these related party transactions concern the following Corporate Officers of Orange SA: Stéphane Richard, Chairman and CEO and Gervais Pellissier, CEO Delegate. As from January 1, 2016, they will also cover Pierre Louette and Ramon Fernandez, CEOs Delegate. See Orange SA’s Statutory Auditors’ Special Report (Section 6.5).

In addition, except for potential agreements concluded in the normal course of business and on an arm’s-length basis, no agreement was made in 2015, directly or indirectly, between a Director or Officer or a shareholder holding more that 10% of Orange SA’s voting rights, and a company in which Orange SA owns, directly or indirectly, more than 50% of the capital.

See also the table of transactions between the Group and the main associates (EE) in Note 2.2 Main changes in scope of consolidation to the consolidated financial statements, as well as Note 9 Interests in Associates and Joint Ventures to the consolidated financial statements (Section 4.1.1) and Note 7 Transactions with Related Companies and Parties to Orange SA’s annual financial statements (Section 4.7).

Finally, see Note 5.4 Executive Compensation to the consolidated financial statements.

7.6  Material contracts

On January 27, 2011, Orange agreed a six billion euro syndicated loan with 28 banks maturing in January 2016 as a partial refinancing of the eight billion euro credit line arranged on June 20, 2005. See note 11.3 Liquidity risk management to the consolidated financial statements.

In addition, Orange has made some significant acquisitions and disposals in the last few years (see Note 2.2 Main changes in scope of consolidation to the consolidated financial statements).

These aside, Orange has made no significant agreements other than those made in the normal course of its business.

ORANGE / 2015 REGISTRATION DOCUMENT - 348

8. Appendices

	Glossary of technical terms	350
	Financial glossary	353
	Correspondence tables	355
I.	Share Registration Document	355
II.	Annual Financial Report	357
III	Management Report of the Board of Directors to the Shareholders’ Meeting (including CSR information)	358
IV.	Chairman’s Report on Corporate Governance and internal control	359
V.	Documents sent to shareholders upon request	359
ORANGE / 2015 REGISTRATION DOCUMENT - 349

Glossary of technical terms

3G/ 3G+: see UMTS (3G) and HSDPA (3G+).

4G: fourth generation of mobile telephony standards, successor to the 3G and 2G standards. Provides “very high-speed mobile broadband” connections (theoretical speeds of above 100 Mbits/s) and uses Voice over IP.

4G+: development of the 4G standard. Deployment will ensure increased coverage in high density town centers with maximum theoretical connection speeds of up to 223 Mbits/s.

5G: future standard that has not yet been standardized to succeed 4G and 4G+, characterized by higher speed and lower energy consumption.

ADSL (Asymmetrical Digital Subscriber Line): broadband data transmission technology on the traditional telephone network. It enables broadband data transmission (first and foremost Internet access) via paired copper cable (the most common type of telephone line found in buildings).

API (Application Programming Interface): computer programming interface which enables programs to interact with one another, in a similar manner to a human-machine interface.

Arcep: Autorité de régulation des communications électroniques et des postes - French Telecommunications and Posts Regulator.

Asynchronous Transfer Mode (see ATM).

ATM (Asynchronous Transfer Mode): broadband transmission technique for multiplexing data flows in the form of packets (ATM standard packets) in connected mode with guaranteed quality of service.

B2B or Business to Business: all of a company’s activities (commercial dealings or transactions) for corporate customers.

B2C or Business to Consumer: all of a company’s activities (commercial dealings or transactions) for consumer customers.

Backbone: fiber optic backbone transmission network for long distance and very high capacity. See DWDM and SDH.

Backhaul: connection for the transmission of voice or data, either to a backbone or to a point from which a connection is made.

BAS: see Broadband Access Server.

Bit: abbreviation for BInary digiT. Elementary information unit with binary coding (0 or 1) used by digital systems.

Bitstream: wholesale offer enabling alternative operators to rent broadband access which has been activated by the incumbent operator. In this way they can offer retail broadband services in areas where they do not offer unbundled access.

Broadband: data transmission technology where modulation is used for the simultaneous passage of several independent channels on a single physical medium. Term used to designate broadband networks (speeds of at least several Mbits/s). ADSL is also included under the term broadband access (individual connection providing at least 128 Kbits/s downstream, from the switch to the user).

Broadband Access Server (BAS): broadband access hub that collects incoming and outgoing traffic to DSLAM, ensuring the interconnection with the operator’s IP network. This hub equipment handles the management of user sessions (authentication, traffic control, etc.) and the concentration of Internet traffic.

Call termination (interconnection or termination rate): amount per minute paid by one telephone operator to another to transmit a telephone conversation over the network of the second operator to its destination. These rates are regulated.

Capacity services: services involving an operator providing transmission capacity dedicated to a user, ensuring transparency in relation to applications supported (example: leased line service).

CDMA (Code Division Multiple Acces): process used in particular in mobile telephony, allowing several digital signals to be transmitted simultaneously on the same carrier frequency. It allows operators to offer their subscribers broadband Internet access services on their mobiles.

Centrex: service enabling one or more businesses to use a public automatic switch while benefiting from all the services available on a PABX (Private Automatic Branch eXchange).

Cloud Computing: concept that involves using remote servers for the storage and processing of electronic data, traditionally located on local servers or the user’s workstation.

Cloud Gaming or games on demand: broadband (high speed) streaming technology enabling users to play games that are stored on remote servers on their computer or television.

Docsis or Data Over Cable Service Interface Specification: standard defining conditions for a communications interface for a high speed data transfer system to an existing cable television system. DOCSIS uses the TDMA (Time Division Multiple Access)/SCDMA (Synchronous Code Division Multiple Access) method.

DSL (Digital Subscriber Line): technologies enabling the use of copper cables connecting subscribers of “Switched Telephone Networks” (STN) to enable broadband transfers of digital packets. See ADSL.

DSLAM (Digital Subscriber Line Access Multiplexer): DSL equipment for the demodulation of subscriber ADSL modems and the first level of aggregation for data transport on the IP network. The equipment is also used to filter voice and data. Installed close to local distribution frames, they generally manage between 100 and 2,000 subscribers.

Dual play: broadband subscriber package including two services: Internet access and IP Telephony. See Multiplay.

DWDM (Dense Wavelength Division Multiplexing): digital transmission technology based on multiplexing wavelengths over fiber optic, enabling very high bandwidth (up to 10 Gigabits per second) information transfers over long distance networks.

Edge (Enhanced Data rates for GSM Evolution): radio technology representing the intermediary stage between GPRS and UMTS, which is based on using existing GSM radio frequencies to offer Internet and multimedia services, with theoretical rates of up to 380 Kbits/s and effective rates up to four times faster than GPRS.

Efficient operator: concept used in relation to the regulation of prices for wholesale and retail services sold by an operator when the regulatory authority requires the operator to orient its prices towards the costs borne. If the actual costs of this operator turn out to be higher than they should be because of its inefficiency, the corresponding excess cost is excluded from the price base used to determine prices.

Ethernet: technology for local network connections originally developed by Xerox, with computers connected by a combination of network interface cards installed on each PC and by coaxial cables linking the workstations at a rate of 10 Mbits/s. In an Ethernet network, each workstation may initiate a transmission at any time.

FDD (Frequency Division Duplexing): method of allocating UMTS frequencies that consists of assigning a frequency band for each uplink (from the terminal to the base station) and downlink (from the base station to the terminal).

ORANGE / 2015 REGISTRATION DOCUMENT - 350

Frame Relay: data transmission protocol, which only uses the first two layers of the model for the international OSI (Open System Interconnection) standard designed to standardize and facilitate network interconnection. It enables the simultaneous connection, through statistical multiplexing, of several communications using a single access at high speeds.

FTTH (Fiber To The Home): connection by fiber optic directly to the subscriber’s home ensuring very high-speed transmissions compatible with triple play packages.

FTTx (Fiber to the X): generic name for different forms of optical connections.

Full MVNO: MVNO that operates its own core network components and its own applications platforms. This entitles it to receive call termination payments. See MVNO.

Gateway: equipment enabling communication between two different networks. Some gateways are bi-directional, others unidirectional.

Gbit/s or Gigabit per second: one billion bits (109) transferred per second on a transmission network. See Bit.

GO or Gigaoctet: a unit of measurement used in computing to indicate memory capacity. Each unit corresponds to a billion octets (octet is a computer coding unit consisting of 8 bits).

GPON or Gigabit Passive Optical Network): passive FTTH optical network architecture, not to be confused with the competing point to point FTTH architecture; it is used for on-demand broadcasting such as video or VoIP (IPTV).

GSM (Global System for Mobile Communications): European standard for second-generation mobile telephony networks which operates within the 900-1,800 MHz frequency bands.

HSDPA (High Speed Downlink Package Access): improvement on the third generation (3G) UMTS mobile telephony standard, also known as 3.5G or 3G+. Through software developments, it offers performance ten times greater than 3G technology (UMTS), supporting broadband in packet mode downstream.

ICT - Information and Communication Technologies: techniques used to process and transmit information, mainly computing, audiovisual, multimedia, Internet and telecommunications.

Internet Protocol - IP: one of the two main communication protocols between networks (the other being ATM), used in particular on Internet and Intranet networks. IP is an Internet-specific transfer protocol based on the principle of packet switching.

Internet Service Provider - ISP: company providing Internet access to private users, professionals and businesses.

IP: see Internet Protocol.

IP telephony: see Voice over Internet Protocol.IPTV (Internet Protocol Television): television and/or video distribution systems using broadband connections over IP.

IPVPN: see Virtual Private Network.

IPX (IP eXchange): interconnection service ensuring interoperability between the different technologies and thus allowing the secure exchange of IP-based traffic between customers of the different mobile, fixed-line telephony and Internet operators.

ISDN (Integrated Service Digital Network): digital network for the transmission of integrated information: data, voice and video. Orange trade name: Numéris.

Kbit/s or kilobit per second: one thousand bits (103) transferred per second on a transmission network. See Bit.

LAN (Local Area Network): networks enabling workstations or PCs of the same entity on the same site to be interconnected with other local networks on other sites and be linked to the public network.

Livebox: terminal marketed by Orange that offers broadband modem, router and WiFi, and Bluetooth wireless access point functions, as well as providing Internet connection, television and Voice over IP via ADSL.

Local loop: part of the telephone network that connects the local telephone switch to subscribers’ individual households.

LTE (Long Term Evolution): name given to a project developed within 3GPP and whose objective is to produce technical specifications for future fourth generation mobile network standards (4G). By extension, LTE also refers to so-called fourth generation mobile systems developed through this project.

M2M or Machine to Machine: exchanges of information between machines that are established between the central control system (server) and any type of equipment, through one or several communication networks.

Mbit/s or Megabit per second: one million bits (106) transferred per second on a transmission network. See Bit.

MHz: frequency measurement corresponding to one million cycles per second for an electric current (radio frequency), or a clock speed for microprocessors (computer).

MiFi: a portable mobile broadband device that allows several mobile terminal users to share the same high-speed 3G or 4G mobile Internet connection by connecting to the device via WiFi.

MMS (Multimedia Messaging Service): multimedia messaging that is an extension of SMS and allows the routing of images and sound on GPRS and UMTS mobile telephony networks and terminals.

MPLS (Multi-Protocol Label Switching): a standard proposed by the Internet Engineering Task Force (IETF), an international community open to operators and network designers whose goal is to coordinate the development of, and resolve architectural and protocol issues relating to the Internet. MPLS improves network speed and efficiency, allowing routers to transfer information along pre-defined paths depending on the level of quality required.

Multiplay: access solution for multiple services (Internet, television, Voice over IP) through a single broadband access point. The Livebox is the multi-play solution marketed by Orange.

Multiplexing: technique to simultaneously transfer several communications on a single transmission channel.

MVNO (Mobile Virtual Network Operator): mobile operators that use third-party network infrastructures to provide their own mobile telephony services.

NAS (Network Access Server): sideline IP network equipment for the concentration of PSTN telephone modem access and connection thereof to the IP network.

NFC (Near Field Communication): technology for short-range and high-frequency wireless communications, allowing the exchange of information between devices up to a distance of about 10 centimeters.

NGN (New Generation Network, or Next Generation Network): generic concept referring to IP-based voice and data networks, making it possible to switch from a simple connectivity approach to a new approach of developing services for customers. See IP Protocol.

NRA: subscriber connection nodes or switches towards which subscriber telephone lines are directed.

OTT (Over-The-Top): refers to a broadcaster that provides services, for example on-demand video services on the Internet, using the infrastructures of a telecoms network operator, when the network operator does not offer this service itself.

Outsourcing: service contract agreed between a company and an operator and consisting of entrusting the latter with the management of its requirements in terms of telecommunications or IT.

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Pay TV: refers to pay-TV, access to which is subject to payment by subscription or on a one-off basis.

PSTN (Public Switched Telephone Network): traditional circuit-switched telephone network for voice communications.

Quadruple play: offer combining Internet, television, mobile telephony and fixed-line access.

RBCI: Backbone and IP Collection Network.

Roaming: use of a mobile telephony service on the network of an operator other than that with whom the contract is taken out. The typical example is the use of a mobile abroad on the network of another operator.

SDH (Synchronous Digital Hierarchy) transmission: standard over very high bandwidth fiber optic that allows data flows of different speeds to be transmitted securely, and facilitates their management.

Signaling system 7 (SS7): information exchanges required for the management of a telephone communication (establishment and termination, maintenance and supervision, invoicing) and transferred in digital form by a network separate from that used for the communication itself.

Smartphone: mobile handset with PDA features. Data is keyed in via a touch screen or keyboard. It provides basic functionality such as: agenda, calendar, web browsing, e-mail, instant messaging and GPS.

SMS (Short Message Service): communication service based on short written messages on mobile telephony handsets and networks.

SoHo (Small Office, Home Office): refers to the computing market for very small companies (less than ten employees).

SS7: see Signaling system 7.

Streaming: technology enabling the broadcasting of video images on the Internet and continuous viewing in real time.

Switched Telephone Network (STN): voice transport network comprised of terminals, subscriber lines, circuits and exchanges/switches. It is also used to access certain data services.

Tbit/s or Terabit per second: one trillion bits (1012) transferred per second on a transmission network. See Bit.

TDSL (Turbo Digital Subscriber Line): business-oriented ADSL offer.

Triple play: broadband subscription package including Internet access, telephony and a package of television channels.

UMTS (Universal Mobile Telecommunications System): third-generation (3G) mobile telephony standard allowing broadband communication (up to 2 Mbits/s at theoretical symmetrical speed) over the 1.9 to 2.2 GHz frequency band.

Unbundling: obligation placed upon a local loop owner-operator to provide a third-party operator with bare copper pairs. The third-party operator remunerates the owner-operator for this usage and it installs its own transmission equipment at the end of the local loop in order to connect subscribers to its own network. An equipment collocation service is also offered to third-party operators in addition to unbundling. Partial unbundling and full unbundling are distinguished. Partial unbundling allows the third-party operator to offer a broadband service on the upper frequency band of the line, whilst the owner-operator continues to provide the contract and the telephone service on the lower band. Full unbundling allows the third-party operator to connect the whole of a line to its own equipment and therefore to provide telephone as well as broadband services.

Universal Service: one of the three components of public service in telecommunications, with the mandatory provision of electronic communications and tasks in the public interest. It is the only item to be financed by a sector fund. This breaks down into three parts: telephony services, universal directory and universal information service.

vDSL (Very high bit-rate DSL): technique based on the same technique as xDSL. vDSL signals are sent over a pair of copper wires, simultaneously and without interfering with voice telephony. This allows for very high speeds.

VDSL2: extension of vDSL, this technique offers higher speed (symmetrical speeds up to 100 Mbits/s) and thus meets requirements for fiber optic access over a short distance.

Virtual Private Network (VPN): group of resources on a public network exclusively used by a business customer.

Voice over Internet Protocol - VoIP: transport of voice services using IP technologies.

VoIP: see Voice over Internet Protocol.

VPN: see Virtual Private Network.

VSAT (Very Small Aperture Terminal): satellite communications technology that uses two-way satellite dishes with a diameter of less than three meters and requires few ground resources. VSAT is used to connect a small site to communication networks, either for telephony or Internet access.

WDM (Wavelength Division Multiplexing): see Dense Wavelength Division Multiplexing.

WiFi (Wireless-Fidelity): technology enabling the connection of wireless equipment using radio waves in the 2.4 GHz wavelength, at speeds of 11 Mbits/s (802.11b standard) or 54 Mbits/s (802.11g standard). By extending the Ethernet protocol to cover radio services, WiFi offers businesses and individuals the ability to wirelessly connect several computers or shared devices in a network over distances that may reach several dozen meters.

Wimax: wireless broadband transmission standard operating at 70 Mbits/s (802.16 standard), which enables several WiFi access points to connect to a fiber optic network and therefore increases the range of WiFi networks. With a nominal range of 50 kilometers, it should eventually enable the development of citywide networks (MAN) based on a single access point.

xDSL: see DSL.

XoIP: refers to any form of data transmission using the IP protocol.

ORANGE / 2015 REGISTRATION DOCUMENT - 352

Financial glossary

Average number of employees (full-time equivalents): average number of active employees over the reporting period, prorated for their work time, including both permanent contracts and fixed-term contracts.

CAPEX: investments in property, plant and equipment and intangible assets excluding telecommunications licenses and excluding investments financed through finance leases (see Segment information in the consolidated financial statements.) CAPEX is undefined by IFRS and therefore may not be comparable with similarly named items at other companies (see Section 4.3.5 Financial aggregates not defined by IFRS).

Capital expenditure on tangible and intangible assets: see CAPEX.

Change in working capital requirement: i) change in gross inventories, plus ii) change in gross trade receivables, plus iii) change in trade payables (excluding fixed assets payables), plus iv) change in other assets and liabilities (excluding receivables and liabilities relating to operating taxes and levies).

Commercial expenses and content costs: see External purchases.

Data on a comparable basis: data with comparable methods, scope of consolidation and exchange rates are presented for the preceding period (see Section 4.3.5.1 Data on a comparable basis). The transition from data on a historical basis to data on a comparable basis consists of keeping the results for the year ended and restating the previous year in order to present financial data with comparable methods, scope of consolidation and exchange rates over comparable periods. The method used is to apply to the data of the corresponding period of the preceding year the methods and the scope of consolidation for the period ended as well as the average exchange rates used for the income statement for the period ended. Changes in data on a comparable basis reflect organic business changes. Data on a comparable basis is not a term defined by IFRS and is not intended to replace the data on a historical basis for the year ended or the previous periods (see Section 4.3.5 Financial aggregates not defined by IFRS).

External data: data after elimination of internal flows between the scopes of consolidation taken into consideration.

External purchases: external purchases include:

- Commercial expenses and content costs: purchases of handsets and other products sold, retail fees and commissions, advertising, promotional, sponsoring and rebranding expenses, and content costs;

- Service fees and inter-operator costs: network and interconnection expenses;

- Other network expenses and IT expenses: outsourcing expenses relating to technical operation and maintenance and IT expenses;

- and Other external purchases: overheads, real estate fees, purchases of other services and service fees, purchases of equipment and other supplies held in inventory, call center outsourcing expenses and other external services, net of capitalized goods and services produced.

Financial investments: Acquisitions of investment securities (net of cash acquired) and changes in ownership interests with no gain of control.

Fixed-line broadband ARPU: the average yearly revenues per consumer broadband access (ADSL, FTTH, Satellite and Wimax) is calculated by dividing the revenues from consumer broadband services generated over the last 12 months by the weighted average number of accesses over the same period. The weighted average number of accesses is the average of monthly averages over the period in question. The monthly average is the arithmetic average of the number of accesses at the beginning and end of the month. The broadband ARPU is expressed as the monthly revenues per access.

Fixed-line services: see Revenues.

Labor expenses: wages and employee benefit expenses (net of capitalized costs), employee profit-sharing expenses, and expenses relating to share-based compensation.

Mobile ARPU: the annual Average Revenues Per User (ARPU) are calculated by dividing i) the revenues from incoming and outgoing calls (voice, SMS and data), network access fees, value-added services and international roaming revenues generated over the last 12 months by ii) the weighted average number of customers (excluding Machine to Machine customers - M2M) over the same period. The weighted average number of customers is the average of monthly averages over the period in question. The monthly average is the arithmetic average of the number of customers at the beginning and end of the month. Mobile ARPU is expressed in monthly revenues per customer.

Mobile AUPU: the Average monthly Usage Per User (AUPU) is calculated by dividing the average monthly usage in minutes over the last 12 months (incoming calls, outgoing calls and roaming), excluding traffic from Mobile Virtual Network Operators - MVNO) by the weighted average number of customers over the same period. The mobile AUPU is expressed, in minutes, in monthly usage per customer.

Mobile equipment sales: see Revenues.

Mobile services: see Revenues.

Net financial debt: Net financial debt as defined and used by Orange incorporates only part of the Group’s assets and liabilities. It consists of (a) financial liabilities excluding receivables from operations (translated at the reporting date rates) plus derivatives (assets and liabilities), less (b) cash collateral paid, cash and cash equivalents and investments at fair value. In addition, financial instruments qualifying as cash flow hedges and net investment hedges are included in net financial debt but the items they hedge are not (future cash flows, net investment in a foreign currency operation). The effect of hedging these items is recognized in equity. As a result, “Equity items related to outstanding hedging instruments” are added to gross financial debt (a) to offset the timing difference (see Note 10.2 to the consolidated financial statements). Net financial debt is undefined by IFRS and therefore may not be comparable with similarly named items at other companies (see Section 4.3.5 Financial aggregates not defined by IFRS).

Number of employees (active employees at end of period): number of active employees on the last day of the reporting period, including both permanent contracts and fixed-term contracts.

Operating taxes and levies: taxes and levies including the Territorial Economic Contribution (CET) and the Flat-rate Tax on Network Enterprises (IFER) in France, fees for the use of frequencies and levies on telecommunication services.

Other external purchases: see External purchases.

Other network expenses and IT expenses: see External purchases.

Other operating expense (net of other operating income): see Other operating income and expense.

Other operating income and expense: other operating income and expense includes:

ORANGE / 2015 REGISTRATION DOCUMENT - 353

- Other operating income: other income including late-payment interest on trade receivables, proceeds from trade receivables that have been written off, income from universal service, income relating to line damage, penalties and reimbursements received as well as brand fees invoiced to certain unconsolidated entities;

- and Other operating expense: other expenses including allowances and losses on trade receivables, universal service charges and the effects of litigation.

Other revenues: see Revenues.

Reported EBITDA: operating income before depreciation and amortization, before remeasurement resulting from business combinations, before impairment of goodwill and fixed assets and before share of profits (losses) of associates and joint ventures (see Segment information in the consolidated financial statements). Reported EBITDA is undefined by IFRS and therefore may not be comparable with similarly named items at other companies (see Section 4.3.5 Financial aggregates not defined by IFRS).

Restated EBITDA: i) operating income before depreciation and amortization, before remeasurement resulting from business combinations, before impairment of goodwill and fixed assets and before share of profits (losses) of associates and joint ventures, ii) less non-recurring items. Restated EBITDA is undefined by IFRS and therefore may not be comparable with similarly named items at other companies (see Section 4.3.5 Financial aggregates not defined by IFRS).

Revenues: revenues (excluding Enterprise and International Carriers & Shared Services) include:

- Mobile services: revenues from mobile services includes revenues from incoming and outgoing calls (voice, SMS and data), network access fees, value-added services, Machine to Machine (M2M), roaming revenues from customers on other networks (national and international roaming), revenues generated with mobile virtual network operators (MVNOs) and revenues from network sharing;

- Mobile equipment sales: sales of subsidized and unsubsidized mobile devices, excluding sales of accessories;

- Fixed-line services: revenues from fixed-line services include the revenues from traditional fixed-line telephony, broadband services, business solutions and networks (except for the France operating segment, for which business solutions and networks are carried by the Enterprise operating segment) and carrier services (national and international interconnection, unbundling and wholesale of telephone lines);

- and Other revenues: sales and rentals of fixed-line equipment, sales of mobile accessories and other miscellaneous revenues.

Service fees and inter-operator costs: see External purchases.

Statutory data: data before elimination of internal flows between the scopes of consolidation taken into consideration.

Wages and employee benefit expenses: see Labor expenses.

ORANGE / 2015 REGISTRATION DOCUMENT - 354

Correspondence tables

I. Share Registration Document

Headings of Annex I of Commission Regulation (EC) n° 809/2004		Registration Document
		Section	Pages
1.	Persons responsible
1.1	Name and function of the persons responsible for the information	7.1.1	344
1.2	Declaration of the persons responsible	7.1.2	344
2.	Statutory Auditors
2.1	Names and addresses	7.2	344
2.2	Changes	7.2	344
3.	Selected financial information
3.1	Selected historical financial information	1.2	6
3.2	Selected historical financial information for interim periods	na
4.	Risk factors
4.1	Legal risks	2.4.2	36
4.2	Industrial and environmental risks	2.4.1 5.6.2	34-35 314-321

4.3	Credit and/or counterparty risks	2.4.3	37
4.4	Operational risks	2.4.1	33-35
4.5	Liquidity risks	2.4.3	37
4.6	Market risks	2.4.3	37-38
5.	Information about the issuer
5.1	History and development of the Company	1.1	4
5.1.1	Legal and commercial name of the issuer	7.3.1	345
5.1.2	Place and registration number of the issuer	7.3.2	345
5.1.3	Date of incorporation and term of the issuer	7.3.3	345
5.1.4	Registered office, legal form and legislation applicable to the issuer	7.3.4	345
5.1.5	Important events in the development of the issuer’s business activities	1.1	4
5.2	Investments
5.2.1	Principal investments made	4.3.2.5	192-194
5.2.2	Principal investments in progress	4.3.1.4	181-184
5.2.3	Principal commitments and investment projects	4.1 note 13.1	167
		4.3.2.5.3	194
6.	Business overview
6.1	Principal activities
6.1.1	Nature of the issuer’s operations and its principal activities	3.1	40-77
6.1.2	Significant new products	3.1	40-77
6.2	Principal markets	3.1	40-77
6.3	Exceptional events	4.3.1.3-4.3.1.5	181-184
6.4	Issuer’s dependence on patents or licenses, industrial, commercial or financial contracts or new manufacturing processes	na
6.5	Competitive position	3.1	40-77
7.	Organizational chart
7.1	Brief description of the Group and organizational chart	1.1 1.3	4-5 7
7.2	List of the significant subsidiaries	4.1 note 16	174
8.	Property, plants and equipment
8.1	Material tangible fixed assets	3.2	77-82
8.2	Environmental issues that may affect the issuer’s utilization of tangible fixed assets	2.4.1	34-35
		5.6.2	314-321
ORANGE / 2015 REGISTRATION DOCUMENT - 355
9.	Analysis of the Group’s financial position and earnings
9.1	Financial condition	4.3	179-233
9.2	Operating income	4.3.2.1-4.3.2.2	184-191
9.2.1	Significant factors materially affecting the issuer’s income from operations	4.3.1.3-4.3.1.5	181-184
9.2.2	Discussion of the reasons for material changes in net sales or revenues	4.3.1.2 4.3.2.1.1	180 185-186

9.2.3	Policies or factors that have materially affected, or could materially affect the issuer’s operations	2.3-2.4	29-38
10.	Capital resources	4.3.4	219-225
10.1	Information concerning the issuer’s capital resources	4.1.1 note 12	90-91; 161-166
		6.1	330-331
10.2	Cash flows	4.1.1	92-93
		4.3.4.1	219-222
10.3	Borrowing requirements and funding structure	4.1.1 note 10	144-153
		4.3.4.3	222-225
10.4	Restrictions on the use of capital resources	4.1.1 note 11.3	155
10.5	Anticipated sources of funds	4.1.1 note 11.3	155
11.	Research and development, patents and licenses	3.3	82-84
12.	Trend information
12.1	Significant recent trends since the end of the last financial year	4.1.1, note 15	173
		4.3.2.5.3	194
		4.4	234
12.2	Known trends and uncertainties for the current financial year	2	38
		4.5	234
13.	Profit forecasts or estimates
13.1	Principal assumptions	na
13.2	Report prepared by auditors	na
14.	Administrative, management, and supervisory bodies and senior management
14.1	Composition of management and supervisory bodies	5.1	268-277
14.2	Conflicts of interest in administrative, management, and supervisory bodies’ and senior management	5.1.4.3	277
15.	Remuneration and benefits
15.1	Amount of remuneration paid and benefits in kind granted to members of management and supervisory bodies	5.3	286-291
15.2	Total amounts provisioned or otherwise recognized for pensions, retirement or similar benefits	4.1 Note 5.4 5.3.1	291 127
16.	Functioning of the management and supervisory bodies
16.1	Date of expiration of the current terms of office	5.1.1	268-270
16.2	Service contracts providing for benefits upon termination of these contracts	5.3.1	286
		5.3.2	291
16.3	Committees of the Board of Directors	5.2.2.6	280-281
		5.2.2.8	281-284
16.4	Statement of compliance with the Corporate Governance regime applicable in France	5.2.1	278
17.	Employees
17.1	Number of employees and breakdown of persons employed	5.6.1.1	300-302
17.2	Share ownership and stock options held by members of management and supervisory bodies	5.1.4.2	276
		5.1.4.4	277
17.3	Contracts granting employee share holding	5.6.1.2	304-305
18.	Major shareholders
18.1	Shareholders holding more than 5% of the capital	6.2.1	331
18.2	Existence of different voting rights	7.3.6	345
18.3	Control of the issuer	6.2.2	332
18.4	Agreement whose implementation could lead to a change in control of the issuer	na
19.	Regulated agreements and related party transactions	7.5	348
ORANGE / 2015 REGISTRATION DOCUMENT - 356
20.	Financial information concerning the issuer’s assets and liabilities, financial position and profits and losses
20.1	Historical financial information	4.1.1	88-175
		4.2	177
		4.7	235-265
		4.8	266
20.2	Pro forma financial information	na
20.3	Financial statements	4.1.1	88-175
		4.7	235-265
20.4	Auditing of historical annual financial information	4.2	177
		4.8	266
20.5	Date of latest financial information	12/31/2015
20.6	Interim and other financial information	na
20.7	Dividend distribution policy	4.6	234
		6.3	333
20.8	Legal and arbitration proceedings	4.1.1 note 14	169-172
		4.7.1 note 6 ; 4.4	256-258 ; 234
20.9	Significant change in the issuer’s financial or trading position	4.4	234
21.	Additional information
21.1	Share capital
21.1.1	Amount of capital subscribed and number of shares	6.1.1	330
21.1.2	Shares not representing capital	na
21.1.3	Shares held by the issuer or its subsidiaries	6.1.4	330-331
21.1.4	Securities giving access to the share capital	6.1.2	330
21.1.5	Authorized but unpaid capital	na
21.1.6	Information about any capital of any member of the Group which is under option or agreed to be put under option	na
21.1.7	History of share capital	6.1.1	330
21.2	Memorandum and Articles of Association
21.2.1	Company purpose	7.3.5	345
21.2.2	Provisions of the issuer’s articles of association, statutes, charter or Bylaws with respect to the members of the administrative, management and supervisory bodies	5.2.2	278-283
21.2.3	Rights, preferences and restrictions attached to shares	7.3.6	345-346
21.2.4	Changes to the rights of shareholders	7.3.7	346
21.2.5	Conditions governing the manner in which annual and extraordinary general shareholders meetings are called including conditions of admission	7.3.8	346
21.2.6	Provisions of the issuer’s articles of association, statutes, charter or Bylaws that would have an effect of delaying, deferring or preventing a change in control of the issuer	7.3.9	347
21.2.7	Ownership thresholds	7.3.10	347
21.2.8	Conditions imposed by articles of association, charter or bylaw governing changes in the capital, where such conditions are more stringent than is required by law	na
22.	Material contracts	7.6	348
23.	Third-party information and statements by experts and declarations of any interest	na
24.	Documents on display	nota	2
25.	Information on holdings	4.7 note 3.2	243
II. Annual Financial Report

The Annual Financial Report required in application of Articles L. 451-1-2 of the French Monetary and Financial Code (Code monétaire et financier) and 222-3 of the AMF General Regulation and taking into account the elements mentioned hereinafter and included in this Registration Document.

Elements required by Articles L. 451-1-2 of the French Monetary and Financial Code and 222-3 of the AMF General Regulation	Registration Document
	Section	Pages
Consolidated financial statements (IFRS)	4.1.1	88-175
Annual financial statements (French GAAP)	4.7	235-265
Management Report	See correspondence table of the Management Report
Declaration by the person responsible	7.1.2	344
Report of the Statutory Auditors on the consolidated financial statements	4.2	177
Report of the Statutory Auditors on the annual financial statements	4.8	266
Fees paid to the Statutory Auditors	Notes to the consolidated financial statements, note 17	175
ORANGE / 2015 REGISTRATION DOCUMENT - 357

III Management Report of the Board of Directors to the Shareholders’ Meeting (including CSR information)

The Management Report of the Board of Directors to the Shareholders’ Meeting, reporting on the items indicated below, is included in this Registration Document. It was approved by the Board of Directors of Orange SA on March 11, 2015.

Elements required by the French Commercial Code (Code de commerce), the French Monetary and Financial Code (Code monétaire et financier), the General Tax Code (Code général des impôts) and the AMF General Regulation

	Registration Document
	Section	Pages
I. Activity
Analysis of the business performance, results and financial position of the Company during	3.1, 4.3.1.4,	40-76; 181-184
the past financial year (L. 225-100 and L. 232-1 of the French Commercial Code)	4.3.3 and 4.7	195-218; 235-265
Analysis of the business performance, results and financial position of the Group during the past financial year (L. 225-100-2 and L. 233-26 of the French Commercial Code)	4.3	179-233
Results of the subsidiaries and of controlled companies by business segment (L. 233-6 of the French Commercial Code)	4.3.3	195-219
Research and development activities (L. 232-1 and L. 233-26 of the French Commercial Code)	3.3	82-83
Description of the principal risks and uncertainties (L. 225-100 and L. 225-100-2 of the French Commercial Code)	2.4	33-38
The Group’s policy concerning management of financial, price exposure, credit, liquidity and cash risks (L. 225-100 and L. 225-100-2 of the French Commercial Code)	4.3.4.3.3	224
Reconsolidation of general expenses and sumptuary expenses (Art. 39.4 and 223 quater, Art. 39.5 and 223 quinquies of the General Tax Code)	4.7.2.2	265
Information on supplier payment durations (L. 441-6-1 of the French Commercial Code)	4. 7.2.4	265
Statement of the Company’s results in the previous five years (R. 225-102 of the French Commercial Code)	4.7.2.5	265
Information on trends (L. 232-1 and L. 233-26 of the French Commercial Code)	4.5	234
Material events subsequent to the balance sheet date (L. 232-1 and L. 233-26 of the French Commercial Code)	4.1 note 15, 4.4	173; 234
II. Employee and environmental information, and information on social commitments

(L.225-100, L. 225-102-1 (amended by the Grenelle 2 Law of July 12, 2010 and the Law of March 22, 2012 relating to the simplification of legal and administrative procedures) and R. 225-105-1 of the French Commercial Code (and its implementing decree of April 24, 2012)

Information on employee issues and the impact of operations on employees	5.6.1	300-314
Information on environmental issues and environmental impacts of operations	5.6.2	314-321
Information on social commitments supporting sustainable development	5.6.3	321-326
III. Legal information and information related to shareholding
Employee shareholding on the last day of the financial year (L. 225-102 of the French Commercial Code)	6.2	331
Identity of shareholders holding more than 5%; treasury shares (L. 233-13 of the French Commercial Code)	6.2	331
Information on share buybacks (L. 225-211 of the French Commercial Code)	6.1	330-331
Amount of dividends distributed in the previous three financial years (243 bis of the French General Tax Code)	6.4
Acquisition of equity interests in or control of companies registered in France (L. 233-6 of the French Commercial Code)	4.7.2.3	265
Summary table of the current authorizations granted by the Shareholders’ Meeting to the Board of Directors with regard to share capital increases, and of the use made thereof during the fiscal year (L. 225-100 of the French Commercial Code)	6.4	339
Factors that may have an impact in the event of a public offer (L. 225-100-3 of the French Commercial Code)	7.4	347
Regulated agreements and related party transactions	7.5	348
IV. Information regarding corporate officers
Directorships and offices held in any company by each of the directors and corporate officers during the year (L. 225-102-1 of the French Commercial Code)	5.1.4.1	273-276
Total compensation and benefits of any kind paid to each corporate officer (L. 225-102-1 of the French Commercial Code)	5.3	286-291
Summary of transactions by directors and officers on company securities (L. 621-18-2 of the French Monetary and Financial Code and 223-26 of the General Regulation of the AMF)	5.1.4.2	276-277

IV. Chairman’s Report on Corporate Governance and internal control

The report of the Chairman of the Board of Directors required in application of Article L. 225-37 of the French Commercial Code reporting on the items indicated below, is included in this Registration Document.

It was approved by the Board of Directors of Orange SA on March 11, 2015.

Elements required by Article L. 225-37 of the French Commercial Code	Registration Document
	Section	Pages
Composition of the Board of Directors	5.1.1	268-270
Applying the Principle of Balanced Representation between women and men	5.2.2.3	279
Conditions of preparation and organization of the work of the Board of Directors	5.2.2.4-5.2.2.9	279-284
Internal control and risk management procedures put in place by the Company	5.4.1-5.4.2	292-295
Limits on the powers of the Chief Executive Officer	5.2.3.2	284
Reference to a Code of Corporate Governance	5.2.1	278
Special procedures regarding shareholder participation at Shareholders’ Meetings	7.3.8	346
Principles and rules established by the Board of Directors for the purposes of determining the compensation and benefits of all kinds granted to the corporate officers	5.3.1	286-291
Factors that may have an impact in the event of a public offer (L. 255-100-3 of the French Commercial Code)	7.4	347
ORANGE / 2015 REGISTRATION DOCUMENT - 358

V. Documents sent to shareholders upon request

The documents required by Article R. 225-88 of the French Commercial Code (documents sent to shareholders who request them prior to the Annual Shareholders’ Meeting) included in this Registration Document are listed below. Other documents required by this article are included in the notice of meeting sent to shareholders and are, as is the Group’s Social Audit Report, available on the website devoted to Orange’s Shareholders’ Meeting: http://www.orange.com/fr/finance/ag2015.

Elements required by Article R. 225-88 of the French Commercial Code	Registration Document
	Section	Pages
List of director and corporate officers and CEOs and offices held	5.1.1 - 5.1.2 5.1.4.1	268-271 273-276
Text of draft resolutions	6.3	333-335
Report of the Board of Directors to the Shareholder’s Meeting	6.4 and see correspondence table of the Management Report	336-339
Statutory Auditors’ Special Report on regulated agreements	6.5	340
Statutory Auditors’ Report on the resolutions proposed to the General Meeting	6.5	341
Annual financial statements	4.7	235-265
Allocation of income	6.4	336
Statutory Auditors’ General Report on the annual financial statements	4.8	266
Consolidated financial statements	4.1.1	88-176
Group Management Report	4.3	179-233
Chairman’s Report on internal control procedures	See correspondence table of the Chairman’s Report
Statutory Auditors’ Report on the Chairman’s Report on the internal control procedures	5.5	298
Summary table of delegations of authority and powers concerning capital increases	6.4	339
ORANGE / 2015 REGISTRATION DOCUMENT - 359

Orange

78 rue Olivier de Serres -75015 Paris

Telephone: +33 (0)1 44 44 22 22

www.orange.com
[1] For information concerning risks linked to the regulations of the electronic communications sector, see Section 2.4.2 Legal risks.

[2] Directive 2009/140/EC of the European Parliament and Council of November 25, 2009 amending the Framework, Access and Authorization Directives and Directive 2009/136/EC of the European Parliament and Council of November 25, 2009 amending the Universal Service and Privacy Directives.

[3] Regulation (EC) no. 1211/2009 of the European Parliament and Council of November 25, 2009 establishing BEREC.

[4] RLAH : Roam Like At Home.

[5] For information concerning risks linked to the regulations of the electronic communications sector, see Section 2.4.2 Legal risks.

[6] Zone subject to calls for investment from the private sector.

[7] For information concerning risks linked to the regulations of the telecommunications sector, see Section 2.4.2 Legal risks.

[8] At the start of the 2015 fiscal year Orange anticipated a 2015 restated EBITDA somewhere between 11.9 and 12.1 billion euros. At the time of the publication of the results to September 30, 2015, and in light of the solid results for the first nine months of the year, the Group announced a restated EBITDA target of at least 12.3 billion euros for 2015, which also reflected the consolidation of Jazztel and Médi Telecom from July 1, 2015 and the disposal of Orange Armenia on September 3, 2015. For the previous scope of operations, this target corresponds to the upper end of the initial target range announced at the beginning of 2015.

[9] Including the Dominican Republic (to April 9, 2014, the date of disposal of Orange Dominicana, see Note 2.2 to the consolidated financial statements).

[9] Step-up: upward price adjustment clause of the interest payments on a loan, should Orange’s long-term credit rating decline, pursuant to contractually-defined rules. The price adjustment clause can also stipulate a downward revision in interest payments if Orange’s credit rating improves, and the interest rate can drop below the initial rate of the loan.

[10] They are also numbered in line with the AMF recommendation of December 22, 2008 on the information to be included in the Registration Documents relating to compensation paid to Directors and Officers, except for the table on stock options granted to non-Corporate Officers employees, which is presented in section 5.3.2.

[11] In light of the diversity of macroeconomic environments and legal frameworks in the countries where the Group operates, each business unit develops a compensation policy appropriate for its specific context; the change in compensation indicator is not calculated for the scope of the Group as a whole.

[12] Excluding France.

[13] 42 countries covered by OBS + Egypt, India and Russia.

[14] International Commission on Non-Ionizing Radiation Protection: an international commission linked to the World Health Organization (www.icnirp.de). It has defined the exposure limits to protect individuals against the health effects of radio waves.

[15] For which the scope is available on the site www.cofrac.fr.

[16] Labour information: Number of employees - Active employees at the end of the period, by contract type, gender, age and geographical region, Number of departures, Number of permanent external recruitments, Number of permanent employee resignations, Number of permanent employee dismissals, % of women in the active workforce, % of women in supervisory staff, % of women in the leaders’ network.

      Environmental information: Proportion of the ISO 14001 certified scope, Total scope 1 energy, Total electricity consumption, Total CO2 emissions (Scopes 1, 2 and 3), Mobile phones collection rate.

[17] ISAE 3000 - Assurance engagements other than audits or reviews of historical financial information.

[18] Labour information: number of employees - active employees at the end of the period, by contract type, gender, age and geographical region, number of departures, number of permanent external recruitments, number of permanent employee resignations, number of permanent employee dismissals, % of women in the active workforce, % of women in supervisory staff, % of women in the leaders’ network, number of employee days absence due to illness, number of employee days absence due to occupational accidents, number of occupational accidents with lost time, number of fatal occupational accidents, frequency rate of occupational accidents, severity rate of occupational accidents, number of employees whose cases were classed as occupational illness, number of training hours per employee.

      Environmental information: proportion of the ISO 14001 certified scope, total Scope 1 energy, total electricity consumption, total CO2 emissions (Scopes 1, 2 and 3), mobile phones collection rate, total internal evacuated waste, waste recovery rate.

      Qualitative information: working time organisation, remuneration and their evolution, occupational health and safety conditions, the organisation of the company to integrate environmental issues, energy consumption and measures implemented to improve energy efficiency and renewable energy use, measures implemented to promote consumers health and safety, importance of subcontracting and consideration, in the relationship with subcontractors and suppliers of their social and environmental responsibility, other actions implemented to promote Human Rights.

[19] Two OBS entities in France and Egypt and the following entities: France (Orange SA and Orange Marine), Poland (Orange Polska), Ivory Coast (Orange Côte d’Ivoire), Slovakia (Orange Slovensko), Egypt (ECMS), Senegal (Sonatel).
ORANGE

Date: April 04, 2016	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations